Form 10-K, Exhibit 13
period 1995-12-31
BORG WARNER AUTOMOTIVE INC
filed 1996-06-11
CIK 908255

                                                             EXHIBIT 13


[BORG-WARNER AUTOMOTIVE LOGO]

1995 ANNUAL REPORT


ENGINEERED FOR GROWTH

Corporate Profile

BORG-WARNER AUTOMOTIVE, INC. is a technology-driven supplier of highly engineered components and systems, primarily for automotive drivetrain applications. The company, which operates 33 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major automaker in the world. Its products fall into four operating groups: Automatic Transmission Systems, Control Systems, Morse TEC and Powertrain Systems. The Chicago-based company employs 8,600 worldwide.



THE COMPANY'S MISSION IS:

- -   To become a $2 billion-plus company by the year 2000;

- -   To undertake an aggressive business development and acquisition program in order to reach this goal;

- -   To acquire businesses that complement our existing operations--the manufacture of technology-driven, highly engineered automotive components and systems for original equipment manufacturers worldwide;

- -   To expand our operations in all significant global markets to balance the cyclical nature of our business; and

- -   To continuously improve all facets of our organization, especially research and development, to ensure high levels of innovation and efficiency that will allow us to remain a productive and competitive supplier to the automotive original equipment industry.

[PHOTOS]

AUTOMATIC TRANSMISSION SYSTEMS

Automatic Transmission Systems supplies "shift quality" components and systems such as one-way clutches, friction plates and bands to virtually every automatic transmission-maker in the world. The group also produces precision forged sintered products such as one-way clutch races and engine connecting rods.

CONTROL SYSTEMS

Control Systems designs and produces electronic and electromechanical products for passenger cars and light trucks that reduce engine emissions and fuel evaporation, improve power-train performance, and control ride and handling characteristics to increase vehicle safety.

MORSE TEC

Morse TEC engineers and manufactures a range of automotive chain components and systems for engine timing, automatic transmission and four-wheel drive applications. The group also produces engine turbochargers.

POWERTRAIN SYSTEMS

Powertrain Systems develops and manufactures transfer cases for both four-wheel and all-wheel drive vehicles, and fully assembled manual transmissions for high-performance passenger cars and light trucks.

FINANCIAL HIGHLIGHTS

(millions of dollars except per share data)              Year ended December 31,              1995        1994
- ----------------------------------------------------------------------------------------------------------------

Net sales                                                                                  $1,329.1    $1,223.4
- ----------------------------------------------------------------------------------------------------------------

Net earnings                                                                                   74.2        64.4
- ----------------------------------------------------------------------------------------------------------------

Net earnings per share                                                                         3.15        2.75
- ----------------------------------------------------------------------------------------------------------------

Average number of shares outstanding                                                           23.6        23.4
- ----------------------------------------------------------------------------------------------------------------

[BAR CHARTS]

*Income and EPS before cumulative effect of accounting change.
 Borg-Warner Automotive became a public company in August 1993.

CONTENTS

  1   Financial Highlights
  2   Letter to Stockholders
  4   Core Strengths
 12   Operating Information
 13 Management's Discussion and Analysis of Financial Condition and Results of Operations
 18   Management's Responsibility for Consolidated Financial Statements
 18   Independent Auditors' Report
 19   Consolidated Statements of Operations
 20   Consolidated Balance Sheets
 21   Consolidated Statements of Cash Flows
 22   Consolidated Statements of Stockholders' Equity
 23   Notes to Financial Statements
 31   Selected Financial Data
 32   Board of Directors and Officers
 IBC  Corporate Information




                                 Borg-Warner Automotive, Inc.        1

[PHOTO OF JOHN F. FIELDER]

Every day millions of people worldwide rely on Borg-Warner Automotive products. Whether they drive a car, pickup truck or a sport-utility vehicle, our company's technology and products play a key role in the efficient and reliable operation of their vehicles' engines and transmissions.

To Our Stockholders: 1995 was another year of solid growth for Borg-Warner Automotive. Our sales and profits rose to record levels. We achieved this despite a 3 percent decline in North American automotive production compared to a year earlier, enabling the company to outperform the North American auto market for the sixth year in a row. Our European, Japanese and Korean operations also performed better than their respective markets.

   The company's sales increased 9 percent to $1.3 billion. Earnings improved 15 percent to $74.2 million, or $3.15 per share. We met our own financial expectations for the year as well as the expectations of the investment community. The stock market recognized our company's ability to produce results. Our total return to stockholders increased more than 30 percent during the year, outperforming many of the companies in our peer group of automotive suppliers.

        In North America, new product technology and changing trends helped boost our company's sales. Our new, revolutionary Torque-On-Demand(TM) four-wheel drive (4WD) transfer case featured on the 1995 Ford Explorer sport-utility vehicle and our MORSE GEMINI(TM) Transmission Chain System both contributed to our sales growth. Trends such as the shift to four and five-speed automatic transmissions, the popularity of 4WD light trucks and sport-utility vehicles, and more stringent safety and environmental regulations heightened sales of automatic transmission components, 4WD transfer cases, 4WD chain, and transmission and emission control devices. Unfortunately, a major decline in the sales of manual transmissions offset some of this North American growth.

   Our European and Korean automatic transmission component and 4WD transfer case businesses and our Japanese chain operation contributed to improved sales abroad. In addition, the company's unconsolidated NSK-Warner Japanese automatic transmission component 50/50 joint venture recorded a 16 percent increase in sales in a flat market.

   Last year I outlined our company's plan to increase stockholder value by growing our business and strengthening our product lines around the world. Successful acquisitions and the expansion of products into new markets in 1995 brought us closer to reaching our goal of being a more globally balanced, $2 billion revenue-producing company by the year 2000.

   In North America, we acquired Federal-Mogul's Precision Forged Products Division. This purchase allows us to expand our company's automatic transmission systems capability. In Europe, we completed an acquisition of Societe de l'Usine de la Marque'


[PHOTO OF TROPHY]

The Borg-Warner Indianapolis 500 Trophy* is one of the most famous symbols in all of sports.

*The Indianapolis 500 Trophy is a registered trademark of Borg-Warner Automotive, Inc.

2   Borg-Warner Automotive

(SUM), a French manufacturer of electronic and electromechanical control devices. This gives our Control Systems operating group a European presence needed to serve new and existing customers in the region. We also established a turbocharger joint venture in Italy, Warner-Ishi Europe, and purchased all the shares of the company's existing Italian chain joint venture, renaming it Morse TEC Europe. Both of these moves position the company to supply products for diesel and overhead-cam engine expansion in Europe. In Asia, we established joint ventures in India and China to participate in emerging market growth for manual transmissions and four-wheel drive transfer cases, and a joint venture in Taiwan to produce chain for the growing Asian chain market.

   Looking ahead in 1996, we will continue to pursue other strategic and complementary business alignments in order to grow our business and strengthen our product lines. On the pages that follow, our company's core strengths are outlined. By concentrating on these core strengths--our technological expertise, our ability to provide systems solutions, our broad global presence and our long-standing relationships with original equipment manufacturers around the world--Borg-Warner Automotive will continue to enhance its position as a leading global automotive supplier.

   For 1996, we expect flat to slightly declining automotive production in North America and Europe, and slightly improved production in Asia. We will continue to control our operating expenses to keep them in line with the types of automotive production cycles we are now entering in each of the markets we serve.

   To maximize stockholder value, we continue to look for new acquisition opportunities as well as to divest ourselves of businesses that no longer fit with our product lines or contribute to our bottom line. To that end, we recently announced our intention to sell our North American manual transmission business. The decline in sales of sporty cars--our only real market niche--combined with the rise of in-house suppliers in the shrinking manual transmission business in North America has led us to pursue the sale of this business. We hope to conclude this sale before the end of 1996, thereby putting an end to the drag this business had on our company's overall results in the last half of 1995.

   In closing, I would like to take a moment to remember someone very special to our company. Last July, we suffered a painful loss with the death of our Chairman, J. Gordon Amedee. Gordon was a great leader and a dear friend to us. He unselfishly came out of retirement in 1993 to run this company, and we are indebted to him for moving Borg-Warner Automotive in the right direction as a new, independent company. On behalf of all Borg-Warner Automotive employees, I would like to pay tribute to a great man for the critical role he played in the transformation of our company.

   I am committed to follow the direction that Gordon and I laid out together in 1994 and 1995. I thank you for your continued investment in our company, and look forward to the challenges and opportunities that lie ahead for Borg-Warner Automotive in the changing global automotive industry.



February 23, 1996



John F. Fiedler
Chairman and Chief Executive Officer

[LINE GRAPH]                                  [PHOTO OF GEARS]
                                              The acquisition of the Precision
                                              Forged Products Division expanded
                                              our product line in 1995.


                                                  Borg-Warner Automotive      3

[PHOTO OF FORD EXPLORER]

Powertrain Systems' revolutionary Torque-On-Demand(TM) four-wheel drive transfer case is an integral feature in the new top-selling Ford Explorer.


Borg-Warner Automotive has made significant advances in products to meet expanding vehicle environmental regulation in the U.S. and Europe.


[PHOTO OF AUTOMOTIVE PARTS]




[PHOTO OF TRANSMISSION CHAIN]

Beginning in 1997, the innovative MORSE GEMINI(TM) Transmission Chain System, currently in Chrysler's LH vehicles, will also be incorporated in GM's front-wheel drive vehicles.


[PICTURE OF MAN IN FRONT OF A COMPUTER]



4 A CAD engineer from our Automatic Transmission Systems operating group examines a one-way clutch assembly prototype. This and other new technologies are enabling us to engineer and manufacture entire systems.

[PHOTO OF FOUR-WHEEL DRIVE TRANSFER CASE]

Superior design and manufacturing technology set Borg-Warner Automotive apart from other automotive suppliers. Commitment to research and development is key to our success. This is evident at our Powertrain Systems operating group, where engineers are developing lighter and better-performing four-wheel drive transfer cases.


TECHNOLOGY

Technological improvements lead directly to superior products and refined manufacturing processes. In 1995, $37 million was invested in research and development in addition to another $11 million on special customer-funded projects. We continually strive to introduce new patented designs and streamline manufacturing processes at our own technology centers as well as through alliances with Original Equipment Manufacturer (OEM) engineering laboratories and university research facilities around the globe. This commitment to technological innovation has never been more important to Borg-Warner Automotive because it also enables us to meet our OEM customers' annual price reduction goals.

   Engineers at our Automatic Transmission Systems group have developed new ways to stamp friction material to reduce waste. The expensive material used in producing friction plates was traditionally stamped in circular forms and bonded to the metal plate in one round piece. Gains in manufacturing technology have allowed us to begin stamping and bonding the material in segments, reducing the amount of unusable friction material and saving millions of dollars a year.

   Engineers are also developing carbon-based technology as well as different resins for next-generation friction material. These would provide higher performance and more durable products while bringing even greater efficiency to our production process.

   Technological advances are also being made at our Powertrain Systems operating group. Engineers are studying how to change both the shape and material of four-wheel drive transfer case covers.

   These housings, which are currently die-cast aluminum or magnesium, may be replaced with injection-molded materials in the future, providing significant reduction in weight and improved strength and performance characteristics.

   Today at Borg-Warner Automotive there is a renewed dedication to cutting-edge research and development. Product and process innovation will enable us to remain an industry leader by providing our customers around the world with technologically advanced products at more competitive prices.



                                        Borg-Warner Automotive         5

Automatic Transmission Systems has the ability to supply preassembled packages of friction and separator plates called sandwich packs.

In 1995, Morse TEC increased its engine timing systems capability by introducing a new generation of Morse designed hydraulic tensioners.


[PICTURE OF CAR WITH ENGINE AND PARTS SHOWING]


Borg-Warner Automotive is now able to produce one-way clutch systems, including inner and outer races, with the 1995 acquisition of the Precision Forged Products Division.

Control Systems continues to pursue methods to combine a vehicle's performance components--like our transmission solenoid--into more integrated systems.



6        Borg-Warner Automotive

[PHOTO OF ENGINE TIMING CHAIN]

Borg-Warner Automotive continues to provide systems solutions by taking advantage of greater outsourcing by our customers and the consolidation of worldwide automotive suppliers. The company's Morse TEC operating group has taken the lead in this area by expanding its product line to include complete engine timing chain systems for Ford's family of modular engines.

SYSTEMS

Automotive suppliers have traditionally designed and produced individual parts that required further assembly by the OEMs. Redundancies in product design and production often occurred. To improve quality and reduce overall costs, OEMs increasingly rely on suppliers to design and manufacture entire systems.

   Our Automatic Transmission Systems operating group recently expanded its relationship with Ford Europe. In the past, we provided the friction plates and one-way clutches for Ford's automatic transmissions. This year, our Ketsch, Germany, plant installed new equipment and began the production of housings for a one-way clutch/drum assembly, including the drum, one-way clutch, races and housing. The entire system assembly is scheduled to be in production by mid-1996.

   Technological innovations have also provided the opportunity for systems growth. Ford's shift to overhead-cam engines--the engines featured in its new Contour, Taurus, Continental and F-150 vehicles--has given our Morse TEC operating group new opportunities to expand its engine timing systems capability.

   Providing these timing systems, which consist of chains, sprockets, snubbers and tensioners, allows us to increase our content per vehicle tenfold compared to the supply of a single timing chain on pushrod-style engines. In 1995, we further increased our systems capability with the installation of equipment to produce a new generation of Morse-designed hydraulic tensioners.

   Acquisitions are also allowing us to combine complementary technology and components to build systems. Our recent purchase of Federal-Mogul's Precision Forged Products Division gives Automatic Transmission Systems the ability to produce an entire one-way clutch system, including precision forged sintered metal inner and outer races. This new capability permits the design of races and a one-way clutch as a unit, providing a higher quality product with reduced system costs.

   Borg-Warner Automotive will continue to provide system solutions to OEMs around the world. This gives us the opportunity to reengineer our products and increase our content per vehicle while providing productivity and technological improvements for our customers.






                                          Borg-Warner Automotive        7

[PICTURE OF TWO FLAGS]

In 1995, we established joint ventures in China and India to meet manual transmission and transfer case growth in two significant emerging markets.

For over 30 years we have been supplying Toyota with automatic transmission components from our $350 million revenue-producing NSK-Warner joint venture, located in Japan.

The four-wheel drive SsangYong Musso, a popular sport-utility vehicle in Korea, features a new Borg-Warner Automotive trans- fer case.

[PICTURE OF SSANG YOUNG MUSSO]

[TOYOTO TRADEMARK]

For over 30 years we have been supplying Toyota with automatic transmission components from our $350 million revenue-producing NSK-Warner joint venture, located in Japan.

[PICTURE OF FOUR-WHEEL DRIVE CHAIN]

Morse TEC engineers and produces HY-VO(R) four-wheel drive chain in North America, Europe and Japan for customers around the globe.


[PICTURE OF THE EARTH]



8         Borg-Warner Automotive

[PHOTO OF AUTOMOTIVE PARTS]

Borg-Warner Automotive continued to strengthen and expand its product lines in North America, Europe and Asia in 1995 through joint ventures and acquisitions. In Europe, we broadened our reach by acquiring SUM, a French manufacturer of control devices. This gives us greater global balance and will allow us to take advantage of growth opportunities in the region.

GLOBAL

Greater global outsourcing, shifting technological trends, emerging markets and the desire to balance the cyclical nature of the automotive business all drive Borg-Warner Automotive's global expansion efforts.


   Our company continues to take advantage of trends around the world. During the past year, Morse TEC bought out its Italian joint venture partner, creating Morse TEC Europe. This operating group also established a new joint venture in Italy, Warner-Ishi Europe. These actions better position Borg-Warner Automotive for European engine timing chain and turbocharger growth, as vehicles in the region increasingly turn to overhead-cam and diesel engine configurations for greater fuel economy.

   Tapping emerging markets is an important source of growth, and our company continues to seek opportunities around the globe. In 1995, our Powertrain Systems operating group established a joint venture, Divgi-Warner, in India to supply manual transmissions and four-wheel drive transfer cases to two major Indian automotive manufacturers. Production is expected to begin in mid-1996. A joint venture was also formed in central China. Huazhong Warner will begin producing a newly designed, five-speed manual transmission for a Chinese vehicle starting in late 1997. In addition, Morse TEC started a new operation in Taiwan to produce chain systems.

   Borg-Warner Automotive also benefits from a strong global position because the world's automotive cycles are not synchronized. Different markets follow different cycles, and by serving numerous regions, our dependence on any one market is reduced. To that end, our Control Systems operating group recently purchased SUM, a French manufacturer of electronic and electromechanical control devices that enhance vehicle performance while ensuring that environmental regulations are met. This acquisition gives us the ability to serve our existing European customers from a local base while adding new products and expanding our relationship with customers such as Renault and Peugeot.

   Borg-Warner Automotive has conducted business in the global arena for over five decades. We continue to position our company to respond to technological trends, shifting automotive cycles and emerging growth opportunities around the world.




                                       Borg-Warner Automotive          9

Borg-Warner Automotive's top five customers (unconsolidated) in 1995 were Ford, GM, Toyota, Chrysler and Nissan, accounting for over 80 percent of our total revenue.

Beginning in 1996, our partnership with Mercedes will expand to include the transfer case for its new All-Activity Vehicle and additional automatic transmission components for its passenger cars.

Our relationships with Korean OEMs continue to grow. We produce automatic transmission components for Hyundai, Daewoo and Kia, a four-wheel drive transfer case for Ssang-Yong and recently were chosen to develop a transfer case for Hyundai Precision.


[FORD, GM, TOYOTA, CHRYSLER AND NISSAN LOGOS]





10           Borg-Warner Automotive

[PHOTO OF FRICTION PLATE]

Our ability to build strong working partnerships with new and existing global customers is instrumental to Borg-Warner Automotive's success. Engineers at our Automatic Transmission Systems operating group teamed with its NSK-Warner joint venture to produce a more durable friction plate for Toyota that will soon be incorporated into our customer's automatic transmissions.

RELATIONSHIPS

Borg-Warner Automotive engineering and design are integral parts of the vehicle development process. Because our components are located in a model's engine or transmission, they are typically designed in for the life of the model. To manufacture such important products, it is critical for our engineers to understand our customers' needs in terms of performance, quality and cost early in the development process.

   To facilitate the development of innovative products and systems, Borg-Warner Automotive engineers are often placed on site at customer vehicle development centers and manufacturing facilities. They guide the application and development of our components and systems and, ultimately, the integration of our products into our customers' vehicles.

   Ford--our company's largest customer--relies on us to develop and produce a number of its key components. In 1992, engineers at our Powertrain Systems operating group teamed with Ford to introduce a new four-wheel drive transfer case for its Explorer sport-utility vehicle. We developed over 250 prototypes in extensive proving ground and laboratory testing leading up to the successful 1995 launch of this top-selling vehicle.

   Our dedication to building strong relationships with customers and our ability to deliver superior-quality products has led to new opportunities for our operating groups. In 1995, Chrysler selected our Control Systems operating group to supply 100 percent of the four-speed transmission solenoids for all its front-wheel drive vehicles. This extended working partnership has led to our recent development of a secondary seal module for Chrysler's on-board diagnostic systems, which warn if fuel is evaporating or leaking from the fuel tank.

   Our relationships are as strong globally as they are in North America. Automatic Transmission Systems has engineers working closely with our Japanese NSK-Warner joint venture, recently yielding several new products for the Asian market. Additionally, our German engineering center developed new friction products for Mercedes and Volkswagen that will expand our European business in 1996.

   Relationships with our customers are essential to maintaining and expanding successful operations around the world. Borg-Warner Automotive stands committed to strengthening these working partnerships.




                                             Borg-Warner Automotive       11


Headquarters and           Automatic                    Control Systems         Morse TEC                 Powertrain Systems
Advanced Engineering       Transmission Systems         Dixon, Illinois         Ithaca, New York          Sterling Heights, Michigan
Centers                    Lombard, Illinois

- ---------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA              Bellwood, Illinois           Blytheville, Arkansas   Shelbyville, Illinois     Blytheville, Arkansas
                           Frankfort, Illinois          Dixon, Illinois         (50% JV)                  Muncie, Indiana
                           Lombard, Illinois            Cary, North Carolina    Ithaca, New York          Livonia, Michigan
                           (Aftermarket)                                        Simcoe, Ontario, Canada   Seneca, South Carolina
                           Coldwater, Michigan                                  Guadalajara, Mexico
                           Plymouth, Michigan                                   (85% JV)
                           Romulus, Michigan                                    Mexico City, Mexico
                           Sterling Heights, Michigan
                           Gallipolis, Ohio
- ---------------------------------------------------------------------------------------------------------------------------------
EUROPE                     Heidelberg, Germany          Tulle, France           Como, Italy               Margam, Wales
                           Ketsch, Germany                                      Milan, Italy (50% JV)
                           Margam, Wales

- ---------------------------------------------------------------------------------------------------------------------------------
ASIA                       Fukuroi City, Japan                                  Nabari City, Japan         Beijing, China (39% JV)
                           (50% JV)                                             Tainan Ken, Taiwan         Shiyan, China (60% JV)
                           Eumsung, Korea                                                                  Pune, India (60% JV)
                           (60% JV)
                           Taegu, Korea
                           (20% JV)



[PICTURE OF THE EARTH]



[BAR CHARTS]

12         Borg-Warner Automotive

INTRODUCTION

Borg-Warner Automotive, Inc. (the "Company") became an independent company on January 27, 1993, when its common stock was distributed to the stockholders of its then parent, Borg-Warner Security Corporation ("BW-Security") as a dividend (the "Spin-Off"). The initial capital structure was established with $480 million of equity and $251 million of debt. In August 1993, the Company completed an initial public offering of 3.66 million shares of common stock, yielding net proceeds of $83.2 million.

   The Company operates as a major supplier to automotive original equipment manufacturers ("OEMs") in the North American, European and various Asian markets. Its products include a wide variety of highly engineered components and systems primarily related to drivetrain applications. Examples include "shift quality" automatic transmission components and systems, four-wheel drive transfer cases, automotive chain, engine timing components and systems, and sensors, valves and other engine and fuel systems control devices.

   This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the historical Consolidated Financial Statements of the Company. See "Index to Financial Statements."

RESULTS OF OPERATIONS

The following table details the Company's results of operations as a percentage of sales:

    Year Ended December 31,                     1995      1994      1993
    ------------------------------------------------------------------------
    Net sales                                  100.0%    100.0%    100.0%
    ------------------------------------------------------------------------

    Cost of sales                               78.6      77.5      78.1
    ------------------------------------------------------------------------
    Depreciation                                 5.1       5.0       5.8
    ------------------------------------------------------------------------
    Selling, general and
        administrative expenses                  7.4       7.5       8.5
    ------------------------------------------------------------------------
    Goodwill amortization                        0.7       0.8       1.0
    ------------------------------------------------------------------------
    Minority interest, affiliate earnings
        and other income, net                   (1.2)     (0.8)     (1.1)
    ------------------------------------------------------------------------


   Historically, the Company's sales have been seasonal in nature, with the fourth quarter of each year generally having higher sales. This trend is less prevalent in recent years. The fourth quarter has traditionally been the quarter for new model introduction by the automotive industry, but this trend is diminishing as the auto industry becomes more global and competitive pressure for continual model updates intensifies.

1995 compared with 1994

North American automotive production was down 3% in 1995 versus 1994, while Japan was down about 3%, Korea was up 12% and Europe was flat. Against this backdrop, the Company was able to register gains in sales of 9% and earnings of 15%. The gains were the result of the Company's participation in one of the most rapidly growing segments in the overall automotive marketplace--sport-utility vehicles and light trucks--and the Company's ability to increase the value of components supplied per vehicle through ongoing aggressive marketing and engineering programs. The Company's acquisition of the Precision Forged Products Division ("PFPD") of Federal-Mogul in 1995 was responsible for approximately 40% of the sales gain, or $52 million. After adjusting for the acquisition and the 1994 disposition of a marine and industrial business, sales increased 7%.

   The following table shows net sales by product grouping:



Year Ended December 31,                    1995       1994       1993
- ------------------------------------------------------------------------
(millions of dollars)
- ------------------------------------------------------------------------
Powertrain Systems                        $544.8     $529.9     $418.4
- ------------------------------------------------------------------------
Automatic Transmission Systems             454.4      378.5      307.6
- ------------------------------------------------------------------------
Morse TEC                                  257.6      239.9      202.3
- ------------------------------------------------------------------------
Control Systems                            107.6       97.3       83.7
- ------------------------------------------------------------------------
Interbusiness eliminations                 (35.3)     (22.2)     (26.6)
- ------------------------------------------------------------------------


        Powertrain Systems' sales grew by 3% in 1995 (8% excluding a 1994 disposition). In the 4WD transfer case business, the Torque-On-Demand(TM) transfer case for the Ford Explorer yielded higher volume due to Ford's increased capacity for this sport-utility vehicle. Increased features over the transfer case model it replaced also improved the Company's revenue per unit. Volume increases in large transfer cases for full-size pickup truck applications were, in part, offset by the loss of the automatic locking hub business. In 1995, the Company sold 452,000 small transfer cases and 395,000 large transfer cases compared with 398,000 and 343,000, respectively, in 1994. Revenue from manual transmissions declined by $29 million to $148 million in 1995 because of the loss of the GM S-Truck business combined with declines in volume for the principal remaining North American applications--high-performance five-speed sporty cars such as Ford Mustang, Chevrolet Camaro, Pontiac Firebird and Dodge Viper. See page 17 for a discussion of the Company's decision to seek a buyer for the North American manual transmission business.

   The Automatic Transmission Systems group realized a $75.9 million increase in sales over 1994, up 20%. Of the increase, $52 million resulted from the acquisition of the PFPD business in April 1995. The remainder of the increase (6% over 1994) resulted from volume gains in North America, Germany and Korea, which was offset by approximately $2.3 million in price reductions to customers. In Korea, the volume increase was market driven. In North America and Europe, the volume gains were the result of the Company's increased content per vehicle.


                                                   Borg-Warner Automotive     13

This group sells to the widest array of OEMs and is most susceptible to trends in the marketplace. In 1995, it benefited from the move to four and five-speed automatic transmissions from three-speed models, which increases the Company's componentry even if market volumes are flat. During 1995, the Company saw the first of what it believes will be an increasing number of five-speed transmission models, again affording the opportunity to improve volume without being dependent upon overall market growth. The acquisition of the PFPD business also should lead to opportunities to bundle components into a system, thereby increasing the Company's content per vehicle. PFPD also offers a promising product line in engine connecting rods, a new area for the Company.

   The Morse TEC group continued its sales growth in 1995 with a 7% gain.
Two percentage points of the gain resulted from favorable exchange rates for the yen. The remainder is the result of increased volume and improved product mix. The group realized a full year of sales of the MORSE GEMINI(TM) Transmission Chain System, which it began providing for the Chrysler LH series in mid-1994. However, monthly volumes for the Chrysler LH fell in 1995 versus 1994. In 1995, the group was selected to provide the GEMINI system for all of GM's front-wheel drive automatic transmission applications beginning in 1997. The transmission chain business benefited from increased sales of sport-utility vehicles, which use the Morse HY-VO(R) chain. Engine timing systems sales also grew as Ford expanded its modular engine program to the Taurus/Sable as well as the new F-Series pickup truck, which was introduced in the beginning of 1996. The modular engine series uses a Morse engine timing system, consisting of chains, sprockets, tensioners and snubbers. Previously the Company provided only a single chain. The modular engine series at Ford now consists of 2.5 liter and 3.0 liter V-6s and 4.6 liter and 5.2 liter V-8s.

   Control Systems realized an 11% sales increase in 1995. The group received a full year of benefit of providing 100% of certain Chrysler transmission solenoid requirements for its front-wheel drive vehicles. The group also increased its volume of Ford EGR valves (required for emission regulations) and began providing the clutch coil incorporated in the Company's Torque-On-Demand transfer case. With the recent acquisition of SUM, the Control Systems business is expected to contribute a greater portion of consolidated revenues in 1996 and beyond.

   Because of the nature of the OEM marketplace, the Company's sales tend to be concentrated among a small number of large customers. In 1995, the Company's top ten customers constituted about 86% of total consolidated sales compared with 83% in 1994. Ford, the Company's largest customer, accounted for 41% of sales in 1995 and 39% of sales in 1994. General Motors accounted for 25% of 1995 sales and 27% of 1994 sales. These sales represent a variety of different products to a number of OEM divisions worldwide.

   Gross margin in 1995 slipped to 21.4% versus 22.5% in 1994. Four factors were responsible for the decline. First, the decline in volume in the manual transmission business had a material impact on margins. Excluding the manual transmission business, gross margin would have been 23.5% in 1995 versus 24.5% in 1994. Next, raw material prices increased at a faster rate than the Company's ability to pass through such increases. For example, aluminum went from $.63 per pound at the beginning of 1994 to $.97 at the beginning of 1995 to $.77 at the end of 1995. Aluminum is a key component of the Company's transfer cases and cases for solenoids. The Company's contracts with OEMs have economic pass-through clauses, but these do not provide for 100% recovery, and in many cases, recovery takes place on a delayed basis. The Company has sought to minimize its exposure to material cost fluctuations through pass-through clauses, and through the use of alternative materials where feasible. The third factor affecting the margin comparison is price reductions to customers where the Company has not been able to achieve offsetting cost reductions. The timing required to implement and get approval for cost reduction proposals is partially responsible for this factor. The final significant factor in the margin comparison is that the newly acquired PFPD business has a relatively lower margin than the Company as a whole.

   Annual price reductions to customers have become a permanent feature of the Company's business environment. Price reductions granted in 1995 totaled approximately $8.0 million. Contractual price reductions can in some cases be offset by economic pass-through of material costs and credit for other product features or savings realized by the customer. To maintain margins, the Company has a three-part strategy. The first is to reduce costs by continual improvement in the Company's production processes and by price reductions from suppliers. The next is to update product designs to reduce cost and/or improve productivity by the OEM customer in the final application. Finally, the Company makes an ongoing effort to develop new products whose benefits support the pricing.

   The increase in sales, offset by the margin decline, translated into earnings before interest and taxes ("EBIT") of $125.4 million, a $3.8 million, or 3%, increase over 1994. Other trends affecting EBIT include higher depreciation from increased capital spending in recent years. Depreciation increased $7.1 million, or 12%, in 1995. Selling, general and administrative expenses increased by $5.7 million, or 6%, in 1995. As a percentage of sales, such expenses declined to 7.4% in 1995 from 7.5% in 1994. Included in the 1995 expenses was $36.7 million in research and development ("R&D") spending, a 9% increase over 1994. The Company continued to invest in R&D at a rate in excess of 2.7% of sales, recognizing that a key corporate strategy is to position the Company on the leading technological edge. Examples of new products resulting from the R&D investments in recent years




14        Borg-Warner Automotive

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

include the Torque-On-Demand transfer case, the MORSE GEMINI Chain System and the new Ford one-way clutch/drum system, which the Company will begin to produce in mid-1996. In 1994, the Company provided approximately $5.2 million of additional accruals for environmental and other liabilities. No similar accruals were provided for in 1995.
   Equity in affiliate earnings and other income jumped to $18.6 million in 1995 compared with $10.6 million in 1994. The Company's 50%-owned joint venture in Japan, NSK-Warner, continued to outperform the Japanese automotive marketplace. The Company's share of earnings for this venture increased to $19.0 million in 1995 versus $13.9 million in 1994. The venture experienced 16% sales growth in 1995 to $352 million. Earnings were up approximately 25% in local currency, with the rest of the increase attributable to the strong yen in 1995. The remainder of the increase resulted from the net loss in 1994 of $3.5 million from the disposition of certain non-core investments and assets. No similar losses were realized in 1995.
   Interest expense was essentially flat between the two years at around $14 million. Higher debt levels resulting from acquisitions during 1995 were offset by lower interest rates on foreign debt outstanding. The Company benefited from the general decline in foreign interest rates throughout 1995 and improved spreads versus nominal borrowing rates in 1995. As a result of the above items, pretax earnings were $111.2 million in 1995, a 3% increase over $107.7 million in 1994.
   Income taxes totaled $37.0 million in 1995, an effective rate of 33.3%, versus an effective rate of 40.2% in 1994. A significant reason for the improved tax rate was substantially higher credits against taxes otherwise payable, particularly for research and development spending and foreign credits. The Company has available approximately $22 million of foreign tax credits, which can be offset only against foreign source income. Other factors affecting the nominal tax rate were the level of affiliate earnings, which are recognized on an after-tax basis, and goodwill amortization, which is non-deductible.

1994 compared with 1993
The overall growth in the North American automotive market was 11% in 1994. Europe was up slightly and Japan was essentially flat. Compared with these market trends, Company sales of $1.2 billion increased 24% from 1993. Each of the Company's four business groups contributed to the overall increase.
   The Powertrain Systems group increased sales by $111.5 million, or 27% over the prior year. This increase was driven by substantial volume growth in both transfer cases and manual transmissions. Transfer case sales volume growth resulted from increased installations in pickup trucks, as Ford Explorer sport-utility sales were essentially flat at full capacity. The increase in manual transmission sales resulted from gains in GM pickup truck installations, sporty car installations and the introduction of the new Ford Mustang.
   The Automatic Transmission Systems group reported sizable growth in U.S. sales in 1994, while European sales increased only marginally as the region was emerging from a recession. This group's products are on a large variety of models from all major OEMs, so the group benefited from industry growth. A higher rate of four-speed automatic transmission applications, which require more of the Company's components, also caused sales to increase.
   The Company's Morse TEC group continued its sales growth in 1994 with increased volume of transmission chain and engine timing chain components and systems. The group introduced the MORSE GEMINI Transmission Chain System in mid-1994 on the Chrysler LH series, yielding substantial incremental 1994 sales. The timing system for the Ford modular engine program was expanded to the 2.5 liter V-6 Duratec model for the Contour/ Mystique vehicles in mid-1994. The group also benefited from increased popularity of four-wheel drive vehicles, most of which use the Company's chain in their transfer cases.
   Control Systems group sales have increased with the improving demand for various solenoids and valves. The group provided 100% of Chrysler's requirements for certain transmission solenoids.
   Gross margin in 1994 of 22.5% improved over the prior year's 21.9%. This translated to a greater gain in EBIT. EBIT of $121.6 million in 1994 increased 61.1% over 1993 levels of $75.5 million, and the EBIT margin increased to 10.0% from 7.7%. The EBIT gains were the result of ongoing cost reduction programs, as well as operating leverage due to the somewhat fixed nature of certain elements of the cost structure. The Company continues to focus on its manufacturing processes for opportunities to reduce cost.
   As in 1993, the Company has adapted to the industry-wide practice of continuous price reduction pressures from its customers, causing the Company to give actual price reductions, as well as forego some recovery of inflationary costs.
   Selling, general and administrative expenses increased from $83.5 million in 1993 to $92.1 million in 1994 but decreased as a percentage of sales from 8.5% in 1993 to 7.5% in 1994. The Company provided approximately $5.2 million of additional accruals for environmental and other liabilities in 1994 and $3.3 million in 1993. Overall selling, general and administrative spending increased at a much lower rate than the level of business increased.
   Depreciation increased from $57.9 million in 1993 to $60.9 million in 1994. The increase can be attributed to higher capital expenditures over the past two years.

                                                       Borg-Warner Automotive 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

   Equity in affiliate earnings and other income for both 1994 and 1993 was $10.6 million. Even though the Japanese economy was essentially flat, the Company's portion of its Japanese joint venture's earnings increased $4.5 million to $13.9 million in 1994. The increase in earnings from affiliates was partially offset by a net loss of $3.5 million attributed to the sales of certain non-core investments and assets in 1994.
   Interest expense and finance charges decreased $4.5 million from 1993 to $13.9 million in 1994. The decrease was due to lower debt levels, resulting from higher operating cash flows in 1994 and proceeds from the initial public offering in August 1993.
   Pretax income improved $50.6 million, or 88.6% from the prior year income of $57.1 million. The improvement can be attributed to the large increase in sales volume, the improved margins and the decrease in interest expense and finance charges offset by an increase in selling, general and administrative expenses.
   Income taxes increased from $24.3 million in 1993 to $43.3 million in 1994. However, the effective tax rate for 1994 decreased to 40.2% compared to 42.6% in 1993. The income tax rate for both 1994 and 1993 exceeded the U.S. statutory rate due to state taxes, foreign taxes that exceed U.S. rates and the non-deductibility of goodwill amortization.
   In 1993, the Company recorded a $130.8 million charge, net of tax benefit of $76.8 million, for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106").

FINANCIAL CONDITION AND LIQUIDITY

The Company was able to maintain a strong financial position in 1995 despite spending $46 million for various acquisitions during the year. The Company ended the year with $135 million in balance sheet debt, an increase of $27 million over year-end 1994. The Company generated approximately $112 million in cash from operations, compared with $158 million in 1994. The decrease reflected a higher level of working capital offset by overall increased business levels. This operating cash was used to fund $93 million in capital spending and the acquisition program, with the shortfall necessitating the debt increase.
   In April 1995, the Company acquired PFPD, a maker of forged sintered transmission and engine components, including races and connecting rods. The price was $28 million plus certain working capital. In early 1995, the Company acquired the remaining 47% of its Italian chain joint venture for $5 million. In December, the Company acquired SUM, a French maker of control components such as solenoids and sensors, for $13 million. The results of PFPD were included in consolidated results beginning in May 1995. No results were included for SUM, but its accounts were included in the December 31, 1995 balance sheet.
   Capital spending for 1995 totaled $93 million, a slight reduction from the $99 million in 1994 but substantially larger than the $66 million in 1993. Major spending programs included the Ford large transfer case, expansion of the MORSE GEMINI program, continued spending on the Ford modular engine timing system, the Chrysler solenoid program, the Ford one-way clutch/drum program in Germany and the purchase of the Seneca, South Carolina, plant for future Mercedes-Benz transfer case business. Spending in 1995 was at a ratio of 1.4 times depreciation versus 1.6 times in 1994. The Company remains committed to be a net investor in its continuing businesses. The Company believes that the combination of cash flow from its operations and available credit facilities will be adequate to satisfy cash needs for 1996. The credit facility, if necessary, can be used for future acquisitions.
   The Company's objective is to reach $2 billion in sales by the end of the decade. Achievement of this goal will require both internal growth and selected acquisitions similar to those made in 1995. The Company believes that it will have adequate sources of capital, including funds from operations, borrowing capacity and access to equity markets, if necessary, to support this program growth.
   At December 31, 1995, net working capital increased by $19 million, excluding notes payable. This is in part the result of working capital of acquisitions and in part a weakness in managing payables and accruals in line with the levels of business. The Company increased the amount of its receivables sold under its receivables transfer agreement by $10 million to $85 million. The increase in net property, plant and equipment of $61 million was primarily due to net spending of $25 million and fixed assets of acquisitions of $42 million, offset by disposals of $9 million.
   The increase in investments and advances reflected the earnings from the NSK-Warner joint venture, net of dividends of $13 million and an increase due to the change in exchange rates. The Company entered into two other ventures in 1995 but has not yet invested in them. Divgi-Warner Private, Ltd. will be a 60%-owned joint venture making transfer cases and manual transmissions for the Indian market. Huazhong Warner Transmission Company, Ltd. will manufacture manual transmissions for light-truck applications for the central Chinese market. The Company also formed joint ventures for the production of chains in Taiwan and turbochargers in Italy.
   Other balance sheet changes included an increase in other noncurrent assets of $11 million due to the recognition of $10 million of intangible pension assets. Retirement-related long-term liabilities rose by only $12 million, despite a decline in the discount rate for such liabilities. This was due to earnings from pension plan assets offset by the annual expenses associated with such liabilities exceeding the related cash disbursements.

16      Borg-Warner Automotive

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

   Equity increased by $65 million primarily as a result of net earnings of $74 million offset by $14 million of dividends and $3 million less in currency translation adjustments as rates were not as favorable for the U.S. dollar. The equity component of the minimum pension liability declined by $3 million. This was due to the earnings on pension assets exceeding the impact of the change in discount rates.

OTHER FINANCIAL CONDITION MATTERS

North American manual transmission business

In January 1996, the Company announced that its North American manual transmission business would be offered for sale and that it had retained Lehman Brothers to assist in the sale process. This decision resulted from the recognition that all major North American OEMs have allied suppliers for their significant rear-wheel drive manual transmission applications, leaving only one niche open to the Company in North America. The niche served by the Company--sporty and performance cars--suffered declines of 20-30% in 1995, a trend the Company feels is long-term in nature. This business had sales of $148 million in 1995, $177 million in 1994 and $102 million in 1993. Although profitable in 1994, the business lost money on an operating basis in 1995 due to declining volume. The business has a nominal investment of approximately $60 million, including $21 million in working capital. This amount does not reflect any retirement-related liabilities. Any gain or loss on the sale is dependent on not only the purchase price agreed upon by the parties but also an agreement as to which assets/liabilities will be included in the transaction. The sale process is still in its very early stages. Despite the announcement, the Company plans to continue to implement its strategy to capitalize on manual transmission opportunities in developing markets such as China and India.

Environment

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 28 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The means of determining allocation among PRPs is generally set forth in a written agreement entered into by the PRPs at a particular site. An allocated share assigned to a PRP is often based on the PRP's volumetric contribution of waste to the site and the characteristics of the waste material.
        Based on information available to the Company, which, in most cases, includes an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees, and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities in the aggregate amount of approximately $11 million at December 31, 1995. The Company expects this amount to be expended over the next three to five years.
        The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any of these matters.

Other matters

        Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and elsewhere in this Annual Report are "forward looking statements" as contemplated by the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected in the forward looking statements. The Cautionary Statements at Exhibit 00.0 to the Company's Form 10-K for the fiscal year ended December 31, 1995 as filed with the Securities and Exchange Commission are incorporated into this MD&A and Annual Report by reference. Investors are specifically referred to such Cautionary Statements for a discussion of risk factors and uncertainties.

                                                Borg-Warner Automotive  17

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

The information in this report is the responsibility of management. Borg-Warner Automotive, Inc. (the "Company") has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with generally accepted accounting principles.
   The accompanying financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available all the Company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.
   Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1995, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.
   The Company's Finance and Audit Committee, composed entirely of directors of the Company who are not employees, meets periodically with the Company's management and independent auditors to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. To guarantee independence, the Finance and Audit Committee and the independent auditors have unrestricted access to each other with or without the presence of management representatives.





John F. Fiedler                William C. Cline
Chairman and                   Vice President and Controller
Chief Executive Officer

January 31, 1996

INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------
The Board of Directors and Shareholders
of Borg-Warner Automotive, Inc.

We have audited the consolidated balance sheets of Borg-Warner Automotive, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Automotive, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
   As discussed in Note 6, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.



Deloitte & Touche LLP

Chicago, Illinois
January 31, 1996

18      Borg-Warner Automotive

Consolidated Statements of Operations

Borg-Warner Automotive, Inc. and Consolidated Subsidiaries

(millions of dollars except per share amounts)          For the Year Ended December 31,          1995             1994         1993
===================================================================================================================================
Net sales                                                                                   $ 1,329.1        $1,223.4        $985.4
- -----------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                                1,044.99           948.4         769.3
- ----------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                                     68.0            60.9          57.9
- ------------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                                     97.8            92.1          83.5
- ------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                                 2.0             1.4           0.1
- ----------------------------------------------------------------------------------------------------------------------------------
Goodwill amortization                                                                             9.6             9.6           9.7
- -----------------------------------------------------------------------------------------------------------------------------------
Equity in affiliate earnings and other income                                                   (18.6)          (10.6)        (10.6)
- ------------------------------------------------------------------------------------------------------------------------------------
    Earnings before interest expense and finance charges and income taxes                       125.4           121.6          75.5
- ------------------------------------------------------------------------------------------------------------------------------------
Interest expense and finance charges                                                             14.2            13.9          18.4
- ------------------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                                                 111.2           107.7         57.1
- ------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                       37.0            43.3          24.3
- ------------------------------------------------------------------------------------------------------------------------------------
    Earnings before cumulative effect of accounting change                                       74.2            64.4          32.8
- ------------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of initial application of new accounting standard
  for postretirement benefits, net of taxes  Note 6                                                --             --         (130.8)
- ------------------------------------------------------------------------------------------------------------------------------------
       Net earnings (loss)                                                                  $    74.2        $   64.4        $(98.0)
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings per share (pro forma in 1993):
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting change                                      $    3.15        $   2.75        $ 1.41
- ------------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of initial application of new accounting
  standard for postretirement benefits, net of taxes                                               --              --         (5.62)
- ------------------------------------------------------------------------------------------------------------------------------------
       Net earnings (loss)                                                                  $    3.15        $   2.75        $(4.21)
- ------------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding (pro forma in 1993) (thousands)                                     23,562          23,424        23,284
====================================================================================================================================

See accompanying notes to consolidated financial statements.



                                                Borg-Warner Automotive        19

Consolidated Balance Sheets                    Borg-Warner Automotive, Inc. and
                                               Consolidated Subsidiaries


(millions of dollars)                                                  December 31,                   1995                    1994
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
- ------------------------------------------------------------------------------------------------------------------------------------
Cash                                                                                             $     5.1                 $   4.4
- ------------------------------------------------------------------------------------------------------------------------------------
Short term securities                                                                                  7.0                    10.5
- ------------------------------------------------------------------------------------------------------------------------------------
Receivables                                                                                           91.4                    89.5
- ------------------------------------------------------------------------------------------------------------------------------------
Inventories                                                                                           94.0                    81.3
- ------------------------------------------------------------------------------------------------------------------------------------
Prepayments                                                                                           10.0                     9.6
- ------------------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                               207.5                   195.3
- -----------------------------------------------------------------------------------------------------------------------------------
Land                                                                                                  23.0                    22.3
- ------------------------------------------------------------------------------------------------------------------------------------
Buildings                                                                                            180.0                   157.4
- ------------------------------------------------------------------------------------------------------------------------------------
Machinery and equipment                                                                              671.9                   572.2
- ------------------------------------------------------------------------------------------------------------------------------------
Capital leases                                                                                         7.5                     7.5
- ------------------------------------------------------------------------------------------------------------------------------------
Construction in progress                                                                              45.4                    67.4
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     927.8                   826.8
- ------------------------------------------------------------------------------------------------------------------------------------
Less accumulated depreciation                                                                        404.8                   364.5
- ------------------------------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                                                  523.0                   462.3
- ------------------------------------------------------------------------------------------------------------------------------------
Investments and advances                                                                             140.0                   126.1
- ------------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                             313.0                   312.6
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax asset                                                                             40.8                    43.7
- ------------------------------------------------------------------------------------------------------------------------------------
Other noncurrent assets                                                                              110.9                   100.3
- ------------------------------------------------------------------------------------------------------------------------------------
  Total other assets                                                                                 604.7                   582.7
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $1,335.2                $1,240.3
- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------------------------------------------------
Notes payable                                                                                     $   31.6                $   20.5
- ------------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                                                194.3                   203.7
- ------------------------------------------------------------------------------------------------------------------------------------
Income taxes payable                                                                                  26.6                    23.6
- ------------------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                          252.5                   247.8
- -----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                       103.1                    86.8
- ------------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities:
- ------------------------------------------------------------------------------------------------------------------------------------
  Retirement-related liabilities                                                                     337.4                   325.9
- ------------------------------------------------------------------------------------------------------------------------------------
  Other                                                                                               39.0                    41.7
- ------------------------------------------------------------------------------------------------------------------------------------
  Total long-term liabilities                                                                        376.4                   367.6
- ------------------------------------------------------------------------------------------------------------------------------------
Minority stockholders' interest in consolidated subsidiaries                                           3.2                     3.2
- ------------------------------------------------------------------------------------------------------------------------------------
Capital stock:
- ------------------------------------------------------------------------------------------------------------------------------------
  Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued                             --                      --
- ------------------------------------------------------------------------------------------------------------------------------------
  Common stock, $.01 par value; authorized 50,000,000 shares; issued 23,054,526 shares in 1995
     and 21,720,614 in 1994; outstanding shares of 23,054,526 in 1995 and 21,704,588 in 1994           0.2                     0.2
- ------------------------------------------------------------------------------------------------------------------------------------
  Non-voting common stock, $.01 par value; authorized 25,000,000 shares; issued 2,520,000 in
    1995 and 1994; outstanding shares of 412,530 in 1995 and 1,417,595 in 1994                          --                      --
- ------------------------------------------------------------------------------------------------------------------------------------
Capital in excess of par value                                                                       560.1                   562.5
- ------------------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                                     34.1                   (33.6)
- ------------------------------------------------------------------------------------------------------------------------------------
Currency translation adjustment                                                                       22.3                    25.2
- ------------------------------------------------------------------------------------------------------------------------------------
Minimum pension liability adjustment                                                                 (16.7)                  (19.4)
- ------------------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                         600.0                   534.9
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $1,335.2               $1,240.3

See accompanying notes to consolidated financial statements.

20      Borg-Warner Automotive

Consolidated Statements of Cash Flows             Borg-Warner Automotive, Inc.
                                                  and Consolidated Subsidiaries

    (millions of dollars)                         For the Year Ended December 31,          1995        1994         1993
    ------------------------------------------------------------------------------------------------------------------------
    OPERATING
    ------------------------------------------------------------------------------------------------------------------------
    Earnings before cumulative effect of accounting change                               $  74.2     $ 64.4        $32.8
    ------------------------------------------------------------------------------------------------------------------------
    Adjustments to reconcile earnings to net cash flows from operations:
    ------------------------------------------------------------------------------------------------------------------------
    Non-cash charges (credits) to operations:
    ------------------------------------------------------------------------------------------------------------------------
       Depreciation                                                                         68.0       60.9         57.9
    ------------------------------------------------------------------------------------------------------------------------
       Goodwill amortization                                                                 9.6        9.6          9.7
    ------------------------------------------------------------------------------------------------------------------------
       Other, principally equity in affiliate earnings                                     (19.2)     (13.1)       (11.1)
    ------------------------------------------------------------------------------------------------------------------------
    Changes in assets and liabilities:
    ------------------------------------------------------------------------------------------------------------------------
       (Increase) decrease in receivables                                                    6.9        2.1        (15.6)
    ------------------------------------------------------------------------------------------------------------------------
       Increase in inventories                                                              (6.5)     (12.3)        (3.8)
    ------------------------------------------------------------------------------------------------------------------------
       (Increase) decrease in prepayments                                                    1.0       (3.5)        (1.4)
    ------------------------------------------------------------------------------------------------------------------------
       Increase (decrease) in accounts payable and accrued expenses                        (28.6)      57.6        (12.5)
    ------------------------------------------------------------------------------------------------------------------------
       Increase in income taxes payable                                                      2.7        2.9         10.0
    ------------------------------------------------------------------------------------------------------------------------
       Net change in other long-term assets and liabilities                                  4.1      (10.9)         8.1
    ------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                           112.2      157.7         74.1
    ------------------------------------------------------------------------------------------------------------------------
    INVESTING
    ------------------------------------------------------------------------------------------------------------------------
    Capital expenditures                                                                   (92.5)     (98.8)       (65.5)
    ------------------------------------------------------------------------------------------------------------------------
    Investment in affiliates                                                                (0.9)      (0.6)        (5.6)
    ------------------------------------------------------------------------------------------------------------------------
    Payments for businesses acquired                                                       (46.5)        --           --
    ------------------------------------------------------------------------------------------------------------------------
    Proceeds from other assets                                                              15.6       11.8          4.7
    ------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                                 (124.3)     (87.6)        (66.4)
    ------------------------------------------------------------------------------------------------------------------------
    FINANCING
    ------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in notes payable                                                 4.0       (0.3)        19.0
    ------------------------------------------------------------------------------------------------------------------------
    Additions to long-term debt                                                             20.0       63.5        330.1
    ------------------------------------------------------------------------------------------------------------------------
    Reductions in long-term debt                                                              --     (118.6)      (185.9)
    ------------------------------------------------------------------------------------------------------------------------
    Proceeds from options exercised                                                          5.0        3.9          1.7
    ------------------------------------------------------------------------------------------------------------------------
    Dividends paid                                                                       $ (13.9)     (13.3)          --
    ------------------------------------------------------------------------------------------------------------------------
    Proceeds from initial sale of common stock                                                --         --         83.2
    ------------------------------------------------------------------------------------------------------------------------
    Purchases of treasury common stock                                                        --         --         (0.6)
    ------------------------------------------------------------------------------------------------------------------------
    Net change in intercorporate indebtedness                                                 --         --       (254.9)
    ------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) financing activities                                  15.1      (64.8)        (7.4)
    ------------------------------------------------------------------------------------------------------------------------
    Effect of exchange rate changes on cash and cash equivalents                            (5.8)       0.2         (0.3)
    ------------------------------------------------------------------------------------------------------------------------
    Net increase in cash and cash equivalents                                               (2.8)       5.5           --
    ------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at beginning of year                                          14.9        9.4          9.4
    ------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                                             $  12.1     $ 14.9        $ 9.4
    ------------------------------------------------------------------------------------------------------------------------
    SUPPLEMENTAL CASH FLOW INFORMATION
    ------------------------------------------------------------------------------------------------------------------------
    Net cash paid during the year for:
    ------------------------------------------------------------------------------------------------------------------------
       Interest expense                                                                  $  15.2     $ 13.4        $14.3
    ------------------------------------------------------------------------------------------------------------------------
       Income taxes                                                                         31.7       37.3         16.3
    ------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.




                                            Borg-Warner Automotive          21

Consolidated Statements of Stockholders' Equity   Borg-Warner Automotive, Inc.
                                                  and Consolidated Subsidiaries



                                         Number of Shares    (million of dollars)                      Stockholders' Equity
                                   ----------------------    --------------------------------------------------------------
                                                                                            Currency     Minimum
                                                                                              trans-     pension        BW-
                                        Issued     Common    Issued   Capital in              lation   liability   Security
For the Three Years Ended               common   stock in    common    excess of   Retained  adjust-     adjust-    invest-
December 31, 1995                        stock   treasury     stock    par value   earnings     ment        ment       ment
- ---------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1993                   --          --      $ --       $   --     $   --    $   --      $   --    $728.2
   Repayment of debt to BW-Security        --          --        --           --          --       --          --    (156.1)
   1993 pre-Spin-Off adjustment to
     BW-Security investment                --          --        --           --          --       --          --     (92.4)
       Balance at Spin-Off                 --          --        --           --          --       --          --     479.7
   Allocation of BW-Security
     investment                    18,813,384          --       0.2         487.6         --      7.7       (15.8)   (479.7)
   Net loss                                --          --        --            --      (98.0)      --          --        --
   Dividends declared                      --          --        --          (2.9)        --       --          --        --
   Issuance of stock                3,660,300          --        --          83.2         --       --          --        --
   Purchase of treasury shares             --      24,200        --          (0.6)        --       --          --        --
   Shares issued under stock
     option plans                     270,586          --        --           1.7         --       --          --        --
   Adjustment for minimum
     pension liability                     --          --        --            --         --       --       (12.5)       --
   Currency translation adjustment         --          --        --            --         --      9.0          --        --
Balance, December 31, 1993         22,744,270      24,200       0.2         569.0      (98.0)    16.2       (28.3)       --
   Net income                              --          --        --            --       64.4       --          --        --
   Dividends declared                      --          --        --         (10.4)       (--)      --          --        --
   Shares issued under stock
     option plans                     393.939      (8,174)       --           3.9         --       --          --        --
   Adjustment for minimum
     pension liability                     --          --        --            --         --       --         8.9        --
   Currency translation adjustment         --          --        --            --         --      9.0          --        --
Balance, December 31, 1994         23,138,209      16,026       0.2         562.5      (33.6)    25.2       (19.4)       --
      Net income                           --          --        --            --       74.2       --          --        --
   Dividends declared                      --          --        --          (7.4)      (6.5)      --          --        --
   Shares issued under stock
     option plans                     328,847     (16,026)       --           5.0         --       --          --        --
   Adjustment for minimum
     pension liability                     --          --        --            --         --       --         2.7        --
   Currency translation adjustment         --          --        --            --         --     (2.9)         --        --
Balance, December 31, 1995         23,467,056          --      $0.2       $ 560.1      $34.1    $22.3     $ (16.7)   $   --
- ----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



22     Borg-Warner Automotive

Notes to Consolidated Financial Statements     Borg-Warner Automotive, Inc. and
                                               Consolidated Subsidiaries

INTRODUCTION

Borg-Warner Automotive, Inc. (the "Company") was a wholly owned subsidiary of Borg-Warner Security Corporation ("BW-Security") until January 27, 1993, at which time it was distributed to the stockholders of BW-Security in a tax-free distribution (the "Spin-Off").

   The Company is a technology-driven supplier of highly engineered components and systems, primarily for automotive drivetrain applications. The Company, which operates 33 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major automaker in the world. Its products fall into four operating groups: Automatic Transmission Systems, Control Systems, Morse TEC and Powertrain Systems.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following paragraphs briefly describe significant accounting policies.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Short-term securities

Short-term securities are valued at cost, which approximates market. It is the Company's policy to classify investments with original maturities of three months or less as cash equivalents for purposes of preparing the Consolidated Statement of Cash Flows. All short-term securities meet this criterion.

Accounts receivable

In 1995, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $75 million to $85 million and extended to January 1999. Accounts receivable were recorded net of this agreement, which was fully utilized at December 31, 1995 and 1994 and a smaller foreign agreement together totaling $85.6 million at December 31, 1995 and $75.4 million at December 31, 1994.

Inventories

Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method.

Property, plant and equipment and depreciation

Property, plant and equipment is valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets ranging from 3 to 30 years. For income tax purposes, accelerated methods of depreciation are generally used.

Goodwill

Goodwill is being amortized on a straight-line basis over periods not exceeding forty years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its goodwill. If the review indicates a decline in the carrying value, the Company would adjust the amortization accordingly.

Intercorporate allocations

In 1993, the Company entered into a service agreement with BW-Security which provided for a monthly payment of $750,000 to BW-Security for a twelve-month period to cover office space and services provided by BW-Security. The monthly payment was reduced for services that the Company provided for itself. The agreement expired on December 31, 1993. Following the expiration, the Company subleased space at BW-Security's headquarters in Chicago for a cost equal to 50% of rent and common overhead expenses related to the BW-Security lease which expires in 1999. This expense was approximately $125,000 per month.

   The Company entered into a service agreement with BW-Security for the year ending 1994, under which it purchased certain administrative services from BW-Security. The Company paid BW-Security $1.9 million for the administrative services in 1994. In 1995, only minor administrative services of BW-Security were contracted for by the Company.

   The Company paid BW-Security $10 million for a trademark license agreement in 1994.

   In 1996, the Company replaced the above-mentioned sublease of BW-Security's headquarters in Chicago. The Company will continue to occupy the same space in Chicago but will lease its space from the building's owners and sublease from BW-Security a portion of the previously subleased space which is jointly used by the two companies.

BW-Security investment

On the Consolidated Statement of Stockholders' Equity, the $92.4 million on the 1993 pre-Spin-Off adjustment to BW-Security investment line represents the normal operating activity that took place between December 31, 1992 and the date of the Spin-Off, and other various adjustments and allocations to the investment account.






                                               Borg-Warner Automotive         23

Notes to Consolidated Financial Statements      Borg-Warner Automotive, Inc.
                                                and Consolidated Subsidiaries


Earnings per common share (pro forma in 1993)

Earnings per share have been calculated assuming that the offering of shares of the Company's common stock in August 1993 had been outstanding for the entire year.

Revenue recognition

The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major shipment of goods is treated as a separate sale. Although the Company has entered into long-term supply agreements, the price is not fixed over the life of the agreements.

Financial instruments

Financial instruments consist primarily of investments in cash, short-term securities, and receivables and obligations under accounts payable and accrued expenses and debt instruments, primarily variable rate debt. The Company believes that the fair value of the financial instruments approximates the carrying value.

NOTE 2   BALANCE SHEET INFORMATION

Detailed balance sheet data are as follows:

    December 31,                                1995      1994
    -----------------------------------------------------------
   (millions of dollars)
    -----------------------------------------------------------
    Receivables:
    -----------------------------------------------------------
       Customers                              $ 63.0    $ 68.2
    -----------------------------------------------------------
       Other                                    29.4      22.6
    -----------------------------------------------------------
                                              $ 92.4    $ 90.8
    -----------------------------------------------------------
        Less allowance for losses                1.0       1.3
    -----------------------------------------------------------
          Net receivables                    $  91.4    $ 89.5
    -----------------------------------------------------------
      Inventories:
    -----------------------------------------------------------
       Raw material                           $ 48.6    $ 35.7
    -----------------------------------------------------------
       Work in progress                         31.6      31.1
    -----------------------------------------------------------
       Finished goods                           13.8      14.5
    -----------------------------------------------------------
          Total inventories                   $ 94.0    $ 81.3
    -----------------------------------------------------------
    Investments and advances:
    -----------------------------------------------------------
       NSK-Warner                             $128.9    $117.9
    -----------------------------------------------------------
       Other                                    11.1       8.2
    -----------------------------------------------------------
          Total investments and advances      $140.0    $126.1
    -----------------------------------------------------------
        Other noncurrent assets:
    -----------------------------------------------------------
       Deferred pension assets                $ 50.9    $ 40.5
    -----------------------------------------------------------
       Deferred tooling                         43.5      38.6
    -----------------------------------------------------------
       Other                                    16.5      21.2
    -----------------------------------------------------------
          Total other noncurrent assets      $ 110.9   $ 100.3
    -----------------------------------------------------------
    Accounts payable and accrued expenses:
    -----------------------------------------------------------
       Trade payables                         $114.9    $120.2
    -----------------------------------------------------------
       Payroll and related                      15.4      16.9
    -----------------------------------------------------------
       Insurance                                13.3      15.1
    -----------------------------------------------------------
       Retirement benefits                      11.1       8.0
    -----------------------------------------------------------
       Other                                    39.6      43.5
    -----------------------------------------------------------
          Total accounts payable and accrued
          expenses                            $194.3    $203.7
    -----------------------------------------------------------
    Other long-term liabilities:
    -----------------------------------------------------------
       Environmental reserve                  $ 10.9    $ 14.0
    -----------------------------------------------------------
       Other                                    28.1      27.7
    -----------------------------------------------------------
          Total other Long-term liabilities   $ 39.0    $ 41.7

   Inventory held by U.S. operations was $72.6 million in 1995 and $65.9 million in 1994. Inventories, if valued at current cost instead of LIFO, would have been greater by $11.1 million in 1995 and $10.9 million in 1994.

   Dividends received from affiliates accounted for under the equity method totaled $6.5 million in 1995, $4.3 million in 1994 and $2.6 million in 1993.

   Accumulated amortization related to capital leases amounted to $5.4 million in 1995 and $6.3 million in 1994. Accumulated amortization of goodwill amounted to $83.1 million in 1995 and $73.5 million in 1994.

   The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures friction products. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the twelve months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.

   Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended March 31, 1995, 1994 and 1993:

                                         1995      1994        1993
    -----------------------------------------------------------------
    (millions of dollars)
    -----------------------------------------------------------------
    Balance sheet:
    -----------------------------------------------------------------
        Current assets                  $168.4    $ 98.3     $ 82.7
    -----------------------------------------------------------------
        Noncurrent assets                187.6     166.3      155.9
    -----------------------------------------------------------------
        Current liabilities               99.4      70.1       94.5
    -----------------------------------------------------------------
        Noncurrent liabilities            17.2      13.3       28.4
    -----------------------------------------------------------------
    Statement of operations:
    -----------------------------------------------------------------
        Net sales                       $336.8    $280.9     $269.7
    -----------------------------------------------------------------
        Gross profit                      98.5      70.9       61.4
    -----------------------------------------------------------------
        Net income                        35.9      23.3       15.9
    -----------------------------------------------------------------





24     Borg-Warner Automotive

NOTE 3   COMMITMENTS

The Company is committed to pay rents on non-cancellable leases with terms exceeding one year. Rental amounts committed for future years are summarized at December 31, 1995 as follows:

                                Operating    Capital
    Year                           Leases     Leases     Total
    ------------------------------------------------------------
    (millions of dollars)
    ------------------------------------------------------------
    1996                            $ 6.3       $0.7     $ 7.0
    ------------------------------------------------------------
    1997                              7.6        0.7       8.3
    ------------------------------------------------------------
    1998                              5.9        1.8       7.7
    ------------------------------------------------------------
    1999                              3.1        0.6       3.7
    ------------------------------------------------------------
    2000                              2.2        0.8       3.0
    ------------------------------------------------------------
    2001 and after                    8.0        4.2      12.2
    ------------------------------------------------------------
      Total                        $ 33.1       $8.8     $41.9
    ------------------------------------------------------------

   Total rental expense amounted to $7.5 million in 1995, $5.1 million in 1994 and $4.6 million in 1993. Future capital lease rental payments include interest expense of $2.7 million and principal payments of $6.1 million.

NOTE 4   CONTINGENT LIABILITIES

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 28 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The means of determining allocation among PRPs is generally set forth in a written agreement entered into by the PRPs at a particular site. An allocated share assigned to a PRP is often based on the PRPs' volumetric contribution of waste to the site and the characteristics of the waste material.

   Based on information available to the Company, which, in most cases, includes an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities in the aggregate amount of approximately $11 million at December 31, 1995. The Company expects this amount to be expended over the next three to five years.

   The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

   The Company has guaranteed borrowings of $3.5 million of affiliate operations as of December 31, 1995 and 1994.

NOTE 5   NOTES PAYABLE AND LONG-TERM DEBT

Following is a summary of notes payable and long-term debt which reflects all borrowings of the Company.

                                           December 31, 1995    December 31, 1994
    -------------------------------------------------------------------------------
                                          Current  Long-term    Current  Long-term
    -------------------------------------------------------------------------------
    (millions of dollars)
    Bank borrowings                       $24.5    $ 19.5     $  14.0    $  0.7
    -------------------------------------------------------------------------------

    Bank term loans due through
       1998 (at an average rate
       of 6.0% in 1995 and
       5.2% in 1994; and 5.6%
       at December 1995)                    6.9      77.7         --       81.8
    -------------------------------------------------------------------------------
    14% Korean debentures
       due 1995                              --        --         6.3        --
    -------------------------------------------------------------------------------
    Capital lease liabilities (at an
       average rate of 6.5% in
       1995 and 1994; and 7.1%
       at December 1995)                    0.2       5.9         0.2       4.3
    -------------------------------------------------------------------------------
      Total notes payable and
         long-term debt                   $31.6    $103.1       $20.5    $ 86.8
    -------------------------------------------------------------------------------


    Annual principal payments required as of December 31, 1995 are as follows (in millions of dollars):


- ---------------------------------------------------------------
1996                                                   $31.6
- ---------------------------------------------------------------
1997                                                    34.2
- ---------------------------------------------------------------
1998                                                    45.2
- ---------------------------------------------------------------
1999                                                    19.2
- ---------------------------------------------------------------
2000                                                     0.5
- ---------------------------------------------------------------
after 2000                                               4.0
- ---------------------------------------------------------------




   On January 27, 1993, BW-Security distributed the stock of the Company in the Spin-Off. The capital structure of the Company was established with $480 million of equity and debt of $251 million.

   For periods prior to the Spin-Off, all of the Company's debt and equity were classified as BW-Security's investment and reported as equity. At January 1, 1993, BW-Security's investment was $728.2 million.

   In December 1994, the Company amended and restated its credit agreement to a $300 million revolving credit facility. The facility was unused at December 31, 1995 and 1994 and remains fully available through December 1999.




                                              Borg-Warner Automotive     25

Notes to Consoldiated Financial Statements         Borg-Warner Automotive, Inc.
                                                   Consolidated Subsidiaries

   Borrowings under the credit agreement are guaranteed by certain of the Company's subsidiaries. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

   Bank term loans of $84.6 million outstanding at December 31, 1995 are subject to annual reductions of $6.9 million in 1996, $33.9 million in 1997 and $43.8 million in 1998.

NOTE 6   RETIREMENT BENEFIT PLANS
A number of eligible salaried and hourly employees participate in contributory or noncontributory defined benefit or defined contribution plans. The funding policy for defined benefit plans is based upon independent actuarial valuations and is within the limits required by ERISA for U.S. defined benefit plans and similar legal requirements for non-U.S. plans.

   The benefits provided to certain salaried employees covered under various defined benefit plans are based on years of service and final average pay and utilize the projected unit credit method for cost allocation. The benefits provided to certain hourly employees under various defined benefit plans are based on years of service and utilize the unit credit method for cost allocation.

   A number of employees in the U.S. participate in defined contribution plans, where contributions by the Company or the subsidiary sponsoring the plans are based on the employees' salary, age and years of service. These contributions are charged to earnings as they are made to the various plans.

   Retirement benefit expense amounted to $46.0 million, $39.9 million and $44.8 million in 1995, 1994 and 1993, respectively. This expense includes postretirement life insurance and medical benefits of $22.0 million, $21.3 million and $24.6 million in 1995, 1994 and 1993, respectively. Also included are defined contribution plan expenses of $13.3 million, $10.3 million and $9.4 million in 1995, 1994 and 1993, respectively.

   In 1993, the U.K. operations incurred a $1.2 million charge to reflect the curtailment and augmentation of lump-sum retirement benefits for early retirees.

   Reconciliation of the funded status of the U.S. and foreign defined benefit pension plans with related amounts included in the balance sheets follows:

                                   DECEMBER 31, 1995    December 31, 1994
    ----------------------------------------------------------------------
                                    OVER-     UNDER-      Over-    Under-
                                   FUNDED     FUNDED     funded    funded
                                    PLANS      PLANS      Plans     Plans
    ----------------------------------------------------------------------
    (millions of dollars)
    ----------------------------------------------------------------------
    Actuarial present value of
       benefit obligations:
    ----------------------------------------------------------------------
       Vested benefits              $ 77.9     $192.6     $ 69.0    $166.4
    ----------------------------------------------------------------------
       Non-vested benefits             0.4       25.1        0.6      16.7
    ----------------------------------------------------------------------
    Accumulated benefit obligations   78.3      217.7       69.6     183.1
    ----------------------------------------------------------------------

       Effect of projected future
          compensation levels          6.3         3.8        5.0      3.5
    ----------------------------------------------------------------------
    Projected benefit obligation      84.6      221.5       74.6     186.6
    ----------------------------------------------------------------------
    Plan assets at fair value        109.1      135.7       94.9     109.1
    ----------------------------------------------------------------------
    Assets in excess of (less than)
       projected benefit obligation   24.5      (85.8)      20.3     (77.5)
    ----------------------------------------------------------------------
    Unamortized net (asset)
       liability from transition      (2.6)       1.5       (2.9)      1.5
    ----------------------------------------------------------------------
    Unrecognized net loss             11.9       27.1       16.2      31.7
    ----------------------------------------------------------------------
    Unrecognized prior
       service cost                    1.6       14.9        1.8       4.6
    ----------------------------------------------------------------------
    Adjustment required to
       recognize minimum
          liability                     --      (41.9)       --      (35.8)
    ----------------------------------------------------------------------
    Net asset (liability) on
       balance sheets               $ 35.4    $ (84.2)    $ 35.4    $(75.5)
    ----------------------------------------------------------------------


   Funding is based on requirements set forth by ERISA as well as requirements imposed by collective bargaining agreements.

   As part of the Spin-Off in 1993, the Company agreed with the PBGC to make an additional $17.5 million contribution to an underfunded pension plan in 1993 and make a supplemental contribution of $1 million per year for the next ten years.

   Assets held in trust for the defined benefit plans are comprised of marketable equity and fixed income securities and real estate.

   Net periodic pension expense was comprised as follows:

                  Year Ended December 31,                       1995     1994      1993
                  -------------------------------------------------------------------------
                  (millions of dollars)
                  -------------------------------------------------------------------------
                  Service cost                                $  3.2    $  3.6     $  3.3
                  -------------------------------------------------------------------------
                  Interest cost                                 21.1      20.2       21.8
                  -------------------------------------------------------------------------
                  Actual (return) loss on assets               (55.8)      3.7      (24.3)
                  -------------------------------------------------------------------------
                  Net amortization and deferrals                40.3     (20.3)       7.7
                  -------------------------------------------------------------------------
                  Net periodic pension cost                   $  8.8     $ 7.2     $  8.5
                  -------------------------------------------------------------------------




26 Borg-Warner Automotive

Notes to Consolidated Financial Statements          Borg-Warner Automotive,
                                                    Inc. and Consolidated
                                                    Subsidiaries


   The Company's assumptions used as of December 31, 1995, 1994 and 1993 in determining the pension cost and pension liability shown above were as follows:

                                                   1995       1994      1993
    ------------------------------------------------------------------------
    (percent)
    ------------------------------------------------------------------------
    U.S. plans:
    ------------------------------------------------------------------------
    Discount rate                                  7.25        8.5      7.25
    ------------------------------------------------------------------------
    Rate of salary progression                      4.5        4.5       4.5
    ------------------------------------------------------------------------
    Long-term rate of return on assets              9.5        9.5       9.5
    ------------------------------------------------------------------------
    Foreign plans:
    ------------------------------------------------------------------------
    Discount rate                               7.0-7.5    7.5-8.0  7.0-7.25
    ------------------------------------------------------------------------
    Rate of salary progression                  3.5-6.0    4.0-6.0   4.0-6.0
    ------------------------------------------------------------------------
    Long-term rate of return on assets             7.75       8.25      7.25
    ------------------------------------------------------------------------

   Effective January 1, 1993, the Company adopted the provisions of SFAS 106 using the immediate recognition method and recorded a cumulative effect charge of $130.8 million (net of $76.8 million of deferred tax benefit) or $5.62 per share. In the U.S., the Company has in place comprehensive medical plans covering certain retirees and their eligible dependents. The plans require certain cost-sharing payments by retirees. The plans are not funded. The assumptions used as of January 1, 1993 in adopting SFAS 106 were a 9.0% discount rate and medical inflation of 12.0% in 1993, descending to a 7.0% annual rate by 1998. The liability related to foreign plans, where applicable, is not significant.

   Net periodic postretirement benefit cost was comprised as follows:

    Year Ended December 31,          1995       1994      1993
    -----------------------------------------------------------
    (millions of dollars)
    -----------------------------------------------------------
    Service cost                    $ 2.7      $ 3.2     $ 3.2
    -----------------------------------------------------------
    Interest cost                    19.3       18.1      21.4
    -----------------------------------------------------------
                                    $22.0      $21.3     $24.6

   Reconciliation of the actuarial present value of postretirement benefit obligations of the U.S. plans with the related liability included in the balance sheets follows:

    December 31,                                1995      1994
    ------------------------------------------------------------
    (millions of dollars)
    ------------------------------------------------------------
    Actuarial present value of postretirement
       benefit obligations:
    ------------------------------------------------------------
       Retirees                               $194.1    $176.7
    ------------------------------------------------------------
       Other fully eligible participants        28.8      23.5
    ------------------------------------------------------------
       Other active participants                52.7      31.6
    ------------------------------------------------------------
    Accumulated Postretirement benefit         275.6     231.8
       obligation
    ------------------------------------------------------------
    Unrecognized gain (loss)                  (19.4)      19.7
    ------------------------------------------------------------
    Unrecognized prior service cost              0.3       0.3
    ------------------------------------------------------------
    Net liability on balance sheets           $256.5    $251.8
    ------------------------------------------------------------
    Assumed discount rate (percent)             7.25       8.5
    ------------------------------------------------------------


   As of December 31, 1995, the actuarial present value of postretirement medical and life insurance benefits was calculated using assumptions of medical inflation of 8.25% in 1996, descending to a 5.25% annual rate by 1999. As of December 31, 1994, the actuarial present value of postretirement medical and life insurance benefits was calculated using assumptions of medical inflation of 9.25% in 1995, descending to a 5.25% annual rate by 1999. A one percentage point increase in the assumed medical inflation rate at December 31, 1995 would have increased the accumulated benefit obligation, service cost and interest cost by approximately $34.3 million, $0.7 million and $2.2 million, respectively.

NOTE 7   OPERATIONS OUTSIDE THE UNITED STATES

The Company's equity in net earnings of consolidated subsidiaries located outside the United States was $18.7 million in 1995, $13.9 million in 1994 and $6.6 million in 1993. The Company's equity in the net assets of these companies is summarized as follows:

    December 31,                                1995      1994
    -----------------------------------------------------------
    (millions of dollars)

    Current assets                            $ 79.1    $ 63.8
    -----------------------------------------------------------
    Noncurrent assets                          152.1     125.9
    -----------------------------------------------------------
      Total assets                             231.2     189.7
    -----------------------------------------------------------
    Current liabilities                         80.8      56.2
    -----------------------------------------------------------
    Noncurrent liabilities                      87.3      77.3
    -----------------------------------------------------------
      Net assets before minority interest       63.1      56.2
    -----------------------------------------------------------
    Minority interest                            3.2       3.2
    -----------------------------------------------------------
      Equity in net assets                    $ 59.9    $ 53.0
    -----------------------------------------------------------



At December 31, 1995 and 1994, current liabilities included debt of $27.2 million and $16.3 million and noncurrent liabilities included debt of $28.4 million and $32.5 million, respectively.

NOTE 8   EQUITY IN AFFILIATE EARNINGS AND OTHER INCOME

Items included in equity in affiliate earnings and other income consist of:

    Year Ended December 31,          1995       1994      1993
    -----------------------------------------------------------
    (millions of dollars)
    -----------------------------------------------------------
    Interest income                 $ 0.4      $ 0.5     $ 0.5
    -----------------------------------------------------------
    Loss on asset disposals, net     (1.0)      (4.2)     (1.0)
    -----------------------------------------------------------
    Equity in affiliate earnings     19.2       14.3      11.1
    -----------------------------------------------------------
    Total                           $18.6      $10.6     $10.6
    -----------------------------------------------------------








                                                  Borg-Warner Automotive     27

Notes to Consolidated Financial Statements         Borg-Warner Automotive, Inc.
                                                   and Consolidated Subsidiaries

NOTE 9   GEOGRAPHIC INFORMATION

The Company's consolidated operations are engaged entirely in the manufacture and sale of automotive components and systems. General corporate assets primarily include cash, marketable securities, a deferred tax asset and investments and advances.
   Sales, transfers between geographic areas, operating profit and identifiable assets by major geographic area, in millions of dollars, are summarized as follows:

Year Ended December 31,          1995       1994      1993
- --------------------------------------------------------------
Sales:
- --------------------------------------------------------------
United States                $1,114.8   $1,048.1    $829.5
- --------------------------------------------------------------
Europe                          125.8      105.3      96.9
- --------------------------------------------------------------
Other foreign                    88.5       70.0      59.0
- --------------------------------------------------------------
        Total                $1,329.1   $1.223.4    $985.4

  Included in U.S. sales are export sales of $140 million in 1995, $136 million in 1994 and $101 million in 1993.

Year Ended December 31,                           1995       1994      1993
- ----------------------------------------------------------------------------
Transfers between geographic areas:
- ----------------------------------------------------------------------------
United States                                 $13.4      $12.5      $9.0
- ----------------------------------------------------------------------------
Europe                                          7.1        6.8       6.1
- ----------------------------------------------------------------------------
Other foreign                                    3.8        1.1       1.2
- ----------------------------------------------------------------------------
        Total                                  $24.3      $20.4     $16.3

Year Ended December 31,                         1995       1994      1993
- ----------------------------------------------------------------------------

Operating profit:
- ----------------------------------------------------------------------------
United States                                 $ 83.4     $102.1     $60.4
- ----------------------------------------------------------------------------
Europe                                          11.4        7.8       5.4
- ----------------------------------------------------------------------------
Other foreign                                   26.3       21.3      15.8
- ----------------------------------------------------------------------------
        Total                                   121.1      131.2      81.6

Other expenses, net (including corporate
  headquarters expense of $12.4 million,
  $12.3 million and $10.7 million for
  1995, 1994 and 1993, respectively)            (15.3)    (24.4)     (17.7)
- -------------------------------------------------------------------------------
Interest income and equity in
     affiliate earnings                          19.6      14.8       11.6
- -------------------------------------------------------------------------------
Interest expense and finance charges            (14.2)     (13.9)    (18.4)
- -------------------------------------------------------------------------------
Income before taxes                             111.2      107.7      57.1
- -------------------------------------------------------------------------------
Income taxes                                    (37.0)     (43.3)    (24.3)
- -------------------------------------------------------------------------------
Net earnings                                   $ 74.2     $ 64.4     $32.8
- -------------------------------------------------------------------------------

December 31,                                      1995      1994
- -------------------------------------------------------------------------------
Identifiable assets:
- -------------------------------------------------------------------------------
United States                                  $924.3     $864.6
- -------------------------------------------------------------------------------
Europe                                          149.3     110.2
- -------------------------------------------------------------------------------
Other foreign                                    81.9      83.8
- -------------------------------------------------------------------------------
        Total assets of operations            1,155.5   1,058.6
- -------------------------------------------------------------------------------
Affiliates at equity                            132.7     123.2
- -------------------------------------------------------------------------------
General corporate assets                         57.4      67.1
- -------------------------------------------------------------------------------
Consolidation--elimination                      (10.4)     (8.6)
- -------------------------------------------------------------------------------
        Total                                $1,335.2  $1,240.3


Sales to major customers

Consolidated sales included sales to Ford Motor Company of approximately 41%, 39% and 40% and to General Motors Corporation of approximately 25%, 27% and 24% for the years ended December 31, 1995, 1994 and 1993, respectively. No other single customer accounted for 10% or more of consolidated sales in the period 1993 through 1995.

Note 10   STOCK OPTIONS AND MANAGEMENT STOCK PURCHASES

Stock option plans

In connection with the Spin-Off, in January 1993 each outstanding option under the BW-Security stock option plan was exchanged for (i) an adjusted option to purchase the same number of post-Spin-Off shares of BW-Security common stock at a price equal to 50% of the pre-Spin-Off exercise price and (ii) an option to purchase the same number of shares of common stock of the Company at a price equal to 50% of the pre-Spin-Off exercise price. Options granted to date to purchase common stock of the Company under this plan carry exercise prices ranging from $5.00 to $20.20 per share. The 300,603 outstanding options at December 31, 1995 will be fully vested in 1996.
   In 1993, the Company adopted a stock option plan which authorizes the grant of options to purchase 500,000 shares of the Company's common stock. Options granted to date under this plan carry exercise prices ranging from $22.50 to $30.63 per share. The 331,500 outstanding options at December 31, 1995 will vest over periods up to three years based upon employment.
The fair value of the options granted in the current year are immaterial in nature.
   A summary of the two plans' shares under option at December 31, 1995, 1994 and 1993 follows:


28 Borg-Warner Automotive

Notes to Consolidated Financial Statements         Borg-Warner Automotive, Inc.
                                                   Consolidated Subsidiaries

NOTE 12   INCOME TAXES

The Company has not provided deferred taxes on the excess of its financial book investment in foreign joint ventures and subsidiaries over its tax basis in these investments as they are essentially permanent in nature. It is not practicable to estimate the amount of unrecognized deferred tax liability.
   Income before taxes from continuing operations and provision for taxes, in millions of dollars, consists of:

Components of income tax expense

                                                             1995                       1994                     1993
- ------------------------------------------------------------------------------------------------------------------------
                                       U.S.     NON-U.S.     TOTAL     U.S.   Non-U.S.  Total    U.S.   Non-U.S.  Total
- ------------------------------------------------------------------------------------------------------------------------
Income before income taxes            $78.8       $32.4     $111.2     $83.3   $24.4    $107.7   $42.2   $14.9     $57.1
- ------------------------------------------------------------------------------------------------------------------------
Income taxes:
- ------------------------------------------------------------------------------------------------------------------------
   Current:
- ------------------------------------------------------------------------------------------------------------------------
        Federal/foreign               $19.0       $12.5     $ 31.5     $29.4   $ 9.7   $ 39.1    $16.5   $11.6    $28.1
- ------------------------------------------------------------------------------------------------------------------------
        State                           6.4           -        6.4       7.5       -      7.5      4.9       -      4.9
- ------------------------------------------------------------------------------------------------------------------------
                                       25.4         12.5      37.9      36.9     9.7     46.6      21.4   11.6     33.0
- ------------------------------------------------------------------------------------------------------------------------
        Deferred                       (2.1)        1.2       (0.9)     (4.1)    0.8     (3.3)    (5.4)   (3.3)    (8.7)
- ------------------------------------------------------------------------------------------------------------------------
Total income taxes                    $23.3       $13.7     $ 37.0    $ 32.8   $10.5    $43.3     $16.0    $8.3   $24.3
- ------------------------------------------------------------------------------------------------------------------------


        The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations for 1995, 1994 and 1993, in millions of dollars, is as follows:

                                                      1995               1994                  1993
- ---------------------------------------------------------------------------------------------------
Income taxes at U.S. statutory
       rate of 35%                                   $38.9              $37.7                $20.0
- ---------------------------------------------------------------------------------------------------
Increases (decreases) resulting from:
- ---------------------------------------------------------------------------------------------------
       Income (net) from non-U.S. sources              4.7                4.6                   4.4
- ---------------------------------------------------------------------------------------------------
       State taxes                                     4.1                4.3                   2.7
- ---------------------------------------------------------------------------------------------------
       Business tax credits, net                      (5.7)              (1.7)                (5.1)
- ---------------------------------------------------------------------------------------------------
       Affiliate earnings                             (6.7)              (5.0)                (3.8)
- ---------------------------------------------------------------------------------------------------
       Nontemporary differences                        1.6                3.1                  6.7
- ---------------------------------------------------------------------------------------------------
       Other, net                                      0.1                0.3                 (0.6)
- ---------------------------------------------------------------------------------------------------
       Income taxes as reported                      $37.0              $43.3                $24.3
- ---------------------------------------------------------------------------------------------------

     Following are the gross components of the deferred tax liability (asset) as of December 31, 1995 and 1994 in millions of dollars:

                                                    1995                                    1994
- --------------------------------------------------------------------------------------------------
Deferred tax liabilities                          $110.7                                  $103.5
- --------------------------------------------------------------------------------------------------
Deferred tax assets                     $151.5                                  $147.2
- --------------------------------------------------------------------------------------------------
Foreign tax credits                       22.3                                    17.3
- --------------------------------------------------------------------------------------------------
Valuation allowance                      (22.3)   (151.5)                        (17.3)   (147.2)
- --------------------------------------------------------------------------------------------------
Net deferred tax asset                            $(40.8)                                 $(43.7)
- --------------------------------------------------------------------------------------------------

        The foreign tax credit has been fully considered in the valuation allowance.

     The most significant element of the gross deferred tax liability at December 31, 1995 and 1994, in millions of dollars, was as follows:

                                                          1995                              1994
- -------------------------------------------------------------------------------------------------
    Excess of financial accounting basis in
          fixed assets over tax basis                   $69.7                             $70.3
- -------------------------------------------------------------------------------------------------

     Significant elements of the gross deferred tax asset at December 31, 1995 and 1994, in millions of dollars, were as follows:

                                                          1995                              1994
- -------------------------------------------------------------------------------------------------

Pension liabilities                                     $20.1                             $19.1
- -------------------------------------------------------------------------------------------------
Postretirement benefits                                  97.4                              95.7
- -------------------------------------------------------------------------------------------------

NOTE 13  RESEARCH AND DEVELOPMENT COSTS

Total research and development costs amounted to $36.7 million in 1995, $33.8 million in 1994 and $25.2 million in 1993.



30        Borg-Warner Automotive

Notes to Consolidated Financial Statements      Borg-Warner Automotive, Inc. and
                                                 Consolidated Subsidiaries

- ---------------------------------------------------------------------------------------------------------------------
                                                                       1995                             1994
- --------------------------------------------------------------------------         ----------------------------------


                                                                 Weighted-                           Weighted-
                                                  Shares          average            Shares          average
                                                (thousands)    exercise plan       (thousands)   exercise price
- ----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                       987           $17.66            1,343         $14.75
- ----------------------------------------------------------------------------------------------------------------------
        Granted                                         16           $25.43               79         $26.12
- ----------------------------------------------------------------------------------------------------------------------
        Exercised                                     (345)          $14.69             (402)        $ 9.47
- ----------------------------------------------------------------------------------------------------------------------
        Forfeitures                                    (26)          $19.65              (33)        $19.44
- ----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                             632           $19.39              987         $17.66
- ----------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                        384                               537
- ----------------------------------------------------------------------------------------------------------------------
Shares available for future grants                     144                               184
- ----------------------------------------------------------------------------------------------------------------------


- ----------------------------------------------------------------------------------------
                                                                    1993
- ----------------------------------------------------------------------------------------
                                                                 Weighted-
                                                    Shares         average
                                                  (thousands)    exercise plan
- ----------------------------------------------------------------------------------------
Outstanding at beginning of year                     1,339           $10.44
- ----------------------------------------------------------------------------------------
        Granted                                        341           $24.95
- ----------------------------------------------------------------------------------------
        Exercised                                     (274)          $ 6.39
- ----------------------------------------------------------------------------------------
        Forfeitures                                    (63)          $14.56
- ----------------------------------------------------------------------------------------
Outstanding at end of year                           1,343           $14.75
- ----------------------------------------------------------------------------------------
Options exercisable at year-end                        833
- ----------------------------------------------------------------------------------------
Shares available for future grants                     230
- ----------------------------------------------------------------------------------------

The following table summarizes information about the options outstanding at December 31, 1995:



                                                          Options Outstanding                        Options Exercisable
- ---------------------------------------------------------------------------------  --------------------------------------

                                                  Weighted-
                              Number               average         Weighted-           Number            Weighted-
Range of                      outstanding         remaining        average             exercisable       average
exercisable prices            at 12/31/95         contractual life  exercise prices    at 12/31/95       exercise prices
- -------------------------------------------------------------------------------------------------------------------------
$5.00                               114                 1.6            $ 5.00             89            $ 5.00
- -------------------------------------------------------------------------------------------------------------------------
13.91-20.20                         187                 5.2             17.82             183             17.87
- -------------------------------------------------------------------------------------------------------------------------
22.50-25.00                         288                 7.7             24.73             112             24.92
- -------------------------------------------------------------------------------------------------------------------------
25.31-30.63                          43                 8.5             28.58               -                 -
- -------------------------------------------------------------------------------------------------------------------------
$5.00-30.63                         632                 5.9             19.39             384             16.93
- -------------------------------------------------------------------------------------------------------------------------

NOTE 11 INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information includes all adjustments, as well as normal recurring items, which the Company considers necessary for a fair presentation of 1995 and 1994 interim results of operations.

                                                             1995                                         1994
(millions of dollars)                               Quarter Ended                                Quarter Ended
- ---------------------------------------------------------------------------------------------------------------------------
                           March     June        Sept.     Dec.        Year    March     June    Sept.     Dec.        Year
                              31       30          30       31         1995       31       30      30        31        1994
- ----------------------------------------------------------------------------------------------------------------------------
Net sales                 $327.8    $356.0     $298.5    $346.8    $1,329.1    $287.2   $312.1   $285.0   $339.1   $1,2334.1
- ----------------------------------------------------------------------------------------------------------------------------
Cost of sales              253.0     276.9      241.0     274.0     1,044.9     221.2    240.5    221.6    265.1       948.1
- ----------------------------------------------------------------------------------------------------------------------------
Depreciation                17.2      18.1       15.8      16.9        68.0     15.2     15.6      15.8     14.3        60.9
- ----------------------------------------------------------------------------------------------------------------------------
Selling, general and
   administrative expenses  26.4      26.3       22.1      23.0        97.8      23.0     22.0     24.6     22.5        92.1
- ----------------------------------------------------------------------------------------------------------------------------
Minority interest            0.4       0.6        0.5       0.5         0.5       2.0      0.2      0.3      0.4         1.4
- ----------------------------------------------------------------------------------------------------------------------------
Goodwill amortization        2.4       2.3        2.5       2.4         9.6       2.4      2.4      2.4      2.4         9.6
- ----------------------------------------------------------------------------------------------------------------------------
Equity in affiliate earnings
  and other income          (4.2)     (5.9)      (4.7)     (3.8)      (18.6)     (2.9)    (3.9)    (3.5)    (0.3)      (10.6)
- ----------------------------------------------------------------------------------------------------------------------------
Earnings before interest
   expense and finance
  charges and income taxes  32.6      37.7       21.3      33.8       125.4      28.1     35.0     23.8     34.7       121.6
- ----------------------------------------------------------------------------------------------------------------------------
Interest expense and
  finance charges            3.5       3.6        3.6       3.5        14.2       3.5      3.4      3.4      3.6        13.9
- ----------------------------------------------------------------------------------------------------------------------------
Earnings before taxes       29.1      34.1       17.7      30.3(a)    111.2      24.6     31.6     20.4     31.1       107.7
- ----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes  11.5      13.0        4.5       8.0(b)     37.0      10.9     12.8      8.4     11.2        43.3
- ----------------------------------------------------------------------------------------------------------------------------
Net earnings              $ 17.6    $ 21.1     $ 13.2   $  22.3    $   74.2   $  13.7   $ 18.8   $ 12.0   $ 19.9   $    64.4
- ----------------------------------------------------------------------------------------------------------------------------
Earnings per share:
- ----------------------------------------------------------------------------------------------------------------------------
Net earnings               $0.75    $ 0.90     $ 0.56   $  0.95    $   3.15   $  0.58   $ 0.81   $ 0.51     0.85   $    2.75
- ----------------------------------------------------------------------------------------------------------------------------

(a) Includes favorable year-end adjustments of approximately $3.0 million relating prmarily to inventories and accruals.
(b) Includes a favorable year-end adjustment of approximately $3.0 million relating primarily to research and experimentation credits and foreign credits.

Notes to Consolidated Financial Statements
Borg-Warner Automotive, Inc. and Consolidated Subsidiaries


NOTE 14     PENDING SALE OF NORTH AMERICAN MANUAL TRANSMISSION BUSINESS

In January 1996, the Company announced that its North American manual transmission business was being offered for sale. This decision was the result of the Company only having one niche available in the declining North American rear-wheel drive manual transmission market--sporty and performance cars. Other applications are served by suppliers allied with OEMs. The sporty and performance car niche suffered 20-30% declines in 1995, a trend viewed as long-term by the Company. In 1995, the Company incurred an operating loss on this business on net sales of $148 million. The Company's investment in the net assets of the business approximates $60 million, including net working capital of $21 million and excluding any retirement-related liabilities. Disposal of the business is expected to be completed in 1996. Because the sale process is in an early stage, no estimate can be made as to the range of gain or loss reasonably likely to be incurred upon disposal of the business.

Selected Financial Data
Borg-Warner Automotive, Inc. and Consolidated Subsidiaries

    Year Ended December 31,                                 1995            1994          1993          1992         1991
- ------------------------------------------------------------------------------------------------------------------------------------
    (millions of dollars, except per share data)
- ------------------------------------------------------------------------------------------------------------------------------------
    STATEMENT OF OPERATIONS DATA
- ------------------------------------------------------------------------------------------------------------------------------------
    Net sales                                            $1,329.1        $1,223.4        $  985.4     $    926.0      $   820.3
- ------------------------------------------------------------------------------------------------------------------------------------
    Cost of sales                                         1,044.9           948.4           769.3          755.2(a)       660.4
- ------------------------------------------------------------------------------------------------------------------------------------
    Depreciation                                             68.0            60.9            57.9           64.3(a)        62.0(b)
- ------------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses             97.8            92.1            83.5           69.6           77.7
- ------------------------------------------------------------------------------------------------------------------------------------
    Minority interest                                         2.0             1.4             0.1           (1.3)          (1.3)
- ------------------------------------------------------------------------------------------------------------------------------------
    Goodwill amortization                                     9.6             9.6             9.7            9.7            9.7
- ------------------------------------------------------------------------------------------------------------------------------------
    Equity in affiliate earnings and other income           (18.6)          (10.6)          (10.6)          (6.9)          (9.9)
- ------------------------------------------------------------------------------------------------------------------------------------
    Interest expense and finance charges                     14.2            13.9            18.4           44.8(d)        53.8(d)
- -----------------------------------------------------------------------------------------------------------------------------------
    Provision for income taxes                               37.0            43.3            24.3            2.7            3.7
- ------------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before cumulative effect
       of accounting change                                  74.2            64.4            32.8          (12.1)         (35.8)
- ------------------------------------------------------------------------------------------------------------------------------------
    Cumulative effect of accounting change(b)                   -                -         (130.8)             -            4.8
- ------------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss)                                  $   74.2        $   64.4        $  (98.0)    $   (12.1)      $   (31.0)
- ------------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) per share before cumulative
       effect of accounting changec                      $   3.15        $   2.75            $1.41    $    (0.53)     $       -
- ------------------------------------------------------------------------------------------------------------------------------------
    Cumulative effect of initial application of
       new accounting standard for postretire-
       ment benefits, net of taxes per sharec                   -               -            (5.62)           -               -
- ------------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) per sharec                       $   3.15         $  2.75        $   (4.21)   $   (0.53)      $       -
- ------------------------------------------------------------------------------------------------------------------------------------
    Average shares outstanding (thousands)(c)              23,562          23,424           23,284       23,005               -
- ------------------------------------------------------------------------------------------------------------------------------------
    Cash dividend declared per share                     $   0.60         $  0.45        $   0.125    $       -       $       -
- ------------------------------------------------------------------------------------------------------------------------------------
    BALANCE SHEET DATA (at end of period)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                         $1,335.2        $1,240.3         $1,159.4    $ 1,074.2       $ 1,080.0
- ------------------------------------------------------------------------------------------------------------------------------------
    Total debt                                              134.7           107.3            159.6            -(d)            - (d)
- ------------------------------------------------------------------------------------------------------------------------------------

(a) Cost of sales for 1992 included a $28.7 million charge for the write-off of excess capacity and depreciation includes $7.3 million related to such capacity.
(b) Amounts reflect the adoption of SFAS No. 109 in 1991 and SFAS No. 106 in 1993. In 1991, depreciation increased by $11.2 million because of an adjustment to fixed assets related to the adoption of SFAS No. 109.
(c) See Note 1 to the Company's Consolidated Financial Statements for additional information with respect to per share calculations.
(d) Prior to the Spin-Off, interest was allocated to the Company on the basis of the Company's relative operating investment compared to BW-Security's overall capital investment (debt plus equity). Prior to the Spin-Off, all debt was considered to be part of the BW-Security investment.

                                         Borg-Warner Automotive             31

DIRECTORS

Matthias B. Bowman
Vice Chairman, Investment Banking
Merrill Lynch & Co.

John F. Fiedler
Chairman and Chief Executive Officer

Albert J. Fitzgibbons, III
Partner and Director
Stonington Partners, Inc.

Paul E. Glaske
Chairman, President and Chief Executive Officer
Blue Bird Corporation

Ivan W. Gorr
Chairman and Chief Executive Officer, Retired
Cooper Tire and Rubber Company

James J. Kerley
Chairman, Retired
Rohr, Inc.

Alexis P. Michas
Partner and Director
Stonington Partners, Inc.

Donald C. Trauscht
Chairman, Retired
Borg-Warner Security Corporation


COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE

John F. Fiedler
Albert J. Fitzgibbons, III
Alexis P. Michas
Donald C. Trauscht

FINANCE AND AUDIT COMMITTEE

James J. Kerley, Chairman
Ivan W. Gorr
Alexis P. Michas
Donald C. Trauscht

COMPENSATIAON COMMITTEE

Albert J. Fitzgibbons, III, Chairman
Paul E. Glaske
Alexis P. Michas
Donald C. Trauscht

EXECUTIVE OFFICERS

John F. Fiedler
Chairman and Chief Executive Officer

Gary P. Fukayama
Executive Vice President
President and General Manager,
Automatic Transmission Systems Corporation

Fred M. Kovalik
Executive Vice President
President and General Manager,
Powertrain Systems Corporation

Ronald M. Ruzic
Executive Vice President
President and General Manager,
Morse TEC Corporation

Terry A. Schroeder
Vice President
President and General Manager,
Control Systems Corporation

Robin J. Adams
Vice President and Treasurer

William C. Cline
Vice President and Controller

Christopher A. Gebelein
Vice President, Business Development

Laurene H. Horiszny
Vice President, Secretary and General Counsel

Geraldine Kinsella
Vice President, Human Resources


EXECUTIVE OPERATING COMMITTEE

Robin J. Adams
Leslie Cleveland Hague, Director,
Communications/Investor Relations
William C. Cline
Greg Dziegielewski, Director, Patents
John F. Fiedler
Gary P. Fukayama
Christopher A. Gebelein
Laurene H. Horiszny
Geraldine Kinsella
Fred M. Kovalik
Dennis W. Krol, Director, Taxes
Ronald M. Ruzic
Terry A. Schroeder


32                 Borg-Warner Automotive

Corporate Information

COMPANY HEADQUARTERS
Borg-Warner Automotive, Inc.
200 South Michigan Avenue
Chicago, IL 60604
312-322-8500

STOCK LISTING
Borg-Warner Automotive shares are
listed and traded on the New York Stock Exchange. Ticker symbol: BWA. The stock tables in most daily newspapers list the company shares as "BorgWAut."


                         High        Low
- --------------------------------------------
Fourth Quarter 1995     $32 1/4      $27 5/8
- --------------------------------------------
Third Quarter 1995       33 7/8       28 1/2
- --------------------------------------------
Second Quarter 1995      29 3/8       23 1/2
- --------------------------------------------
First Quarter 1995       26 1/8       22 3/8
- --------------------------------------------

                        High         Low
- --------------------------------------------
Fourth Quarter 1994     $25 1/2      $21 3/8
- --------------------------------------------
Third Quarter 1994       29 1/8       22 5/8
- --------------------------------------------
Second Quarter 1994      31 5/8       22 5/8
- --------------------------------------------
First Quarter 1994       34           26 3/8
- --------------------------------------------

DIVIDENDS
The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 15 cents per share of common stock was declared on January 16, 1996, payable February 15, 1996, to stockholders of record on February 1, 1996. The current practice is subject to review and change at the discretion of the Board of Directors.

STOCKHOLDERS
As of December 31, 1995, there were 163 holders of record.

ANNUAL MEETING OF STOCKHOLDERS
The 1996 annual meeting of stockholders will be held on Tuesday, April 23, 1996, beginning at 11:00 a.m. on the 19th floor of the company's headquarters at 200 South Michigan Avenue in Chicago.

SECURITIES INFORMATION
Chemical Bank is the transfer agent,
registrar and dividend dispersing agent for Borg-Warner Automotive common stock. Communications concerning stock transfer, change of address, lost stock certificates or proxy statement for annual meeting should be directed to:

Chemical Mellon
Shareholder Services
450 West 33rd Street, 15th Floor
New York, NY 10001
800-851-9677

INVESTOR INQUIRIES
Financial investors and securities analysts requiring financial reports, interviews or other information should contact the Communications/Investor Relations Department at company headquarters, 312-322-8683.

FORM 10-K REPORT
A copy of the company's annual report
on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders without charge by writing the Communications/Investor Relations Department at the company headquarters or calling 312-322-8547 or 8607.


                     Designed and produced by Boller Coates & Neu, Chicago, Ill. Photography by Anthony Arciero, Howard Ash and Andy Goodwin Printed by Lake County Press, Waukegan, Ill.

                                                          Borg-Warner Automotive

BORG-WARNER AUTOMOTIVE, INC.
200 South Michigan Avenue
Chicago, Illinois 60604