Form 10-K, Exhibit 13
period 1996-12-31
BORG WARNER AUTOMOTIVE INC
filed 1997-03-21
CIK 908255

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

     The Company operates as a major supplier to automotive original equipment manufacturers ("OEMs") in the North American, European and various Asian markets. Its products include a wide variety of highly engineered components and systems primarily related to drivetrain applications. Examples include "shift quality" automatic transmission components and systems, four-wheel drive transfer cases, automotive chain, engine timing components and systems, and a variety of air and fluid control components and systems for engine and fuel systems control.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the historical Consolidated Financial Statements of the Company.

RESULTS OF OPERATIONS

The following table details the Company's results of operations as a percentage of sales:

Year Ended December 31,              1996      1995      1994
                                   --------  --------   -------
Net sales                          100.0%     100.0%     100.0%
Cost of sales                       78.3       78.6       77.5
Depreciation                         4.6        5.1        5.0
Selling, general and
    administrative expenses          8.0        7.4        7.5
Goodwill amortization                0.9        0.7        0.8
Loss on sale on business             4.0          -          -
Minority interest, affiliate earnings
      and other income, net         (0.7)      (1.2)      (0.8)
                                   -------     ------    -------
Earnings before interest             4.9%       9.4%      10.0%
    and taxes                      ======      ======    ========

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

1996 compared with 1995

The Company reported a 15.9% increase in sales in 1996, representing a growth rate significantly higher than that of world auto production. North American automotive production was flat for 1996, while Europe and Japan were up 4% and 2%, respectively. The sales improvement is the result of the Company's continued increase in content per vehicle through new products and systems as well as accelerated growth in air and fuel management systems through
acquisitions.   The Company's acquisition of the Holley Automotive, Coltec
Automotive and Performance Friction Products businesses ('Coltec Acquisition') from Coltec Industries contributed $123 million in sales, or approximately 60% of the sales gain.

     The following table shows net sales by product grouping:

Year Ended December 31,          1996           1995           1994
                              ----------     -----------    -----------
                                       (millions of dollars)
Powertrain Systems            $  562.7       $  544.8       $ 529.9
Automatic Transmission Systems   481.8          454.4         378.5
Morse TEC                        276.5          257.6         239.9
Air/Fluid Systems                258.8          107.6          97.3
                              ----------     -----------    ----------
                               1,579.8        1,364.4       1,245.6
Interbusiness eliminations       (39.7)         (35.3)        (22.2)
                              ----------     -----------    ----------
     Net sales                $1,540.1       $1,329.1       $1,223.4
                              ==========     ===========    ==========

     Powertrain Systems realized a $17.9 million increase in sales over 1995, a 3% improvement. Excluding the manual transmission business, which was sold in 1996, sales grew 17%. Manual transmission sales decreased $48 million or 33% as a result of the loss of the GM S-Truck business combined with declines in sales of high-performance five- and six-speed sporty cars (see "Other Financial Condition Matters" herein for a discussion of the sale of the manual transmission business). In the four-wheel drive ("4WD") transfer case business, sales increased by $72 million, or 18%, due to the introduction of new large transfer cases for the new Ford Expedition sport-utility vehicle ("SUV") and F-150 pick-up trucks. The Expedition features the Torque-On-Demand(TM) transfer case called "Control Trac" by Ford. The growth in small transfer case volume slowed in 1996 as production of Ford's popular Explorer SUV was flat compared to the prior year due to Ford capacity constraints. In 1996, the Company sold 481,000 small transfer cases and 480,000 large transfer cases compared with 452,000 and 395,000, respectively, in 1995 and 398,000 and 343,000, respectively, in 1994. Powertrain Systems continues to take advantage of worldwide growth in light truck and sport-utility vehicle production, which utilizes transfer cases. This continued market penetration should enable the Company to offset the manual transmission revenue loss in 1997.

     Automatic Transmission Systems experienced continued growth with a $27.4 million increase in sales over 1995. The increase includes $23 million attributable to a full year of operations from the Precision Forged Products Division acquired in April 1995. The remainder of the increase was the result of volume gains, most notably in Korea, which experienced a market-driven volume increase of approximately 21%. Sales gains in 1996 were offset by price concessions of approximately $3.5 million. This group is a supplier to virtually every major automatic transmission manufacturer in the world and therefore is susceptible to market trends. In 1996 and 1995, the Company benefited from the move to four- and five-speed automatic transmissions. The Company is well positioned to continue to take advantage of this trend toward five-speed automatic transmissions, thus increasing content, as the Company supplies friction elements, as well as one-way clutches for these systems. The Company is also well positioned to take advantage of customer trends toward ordering systems incorporating various combinations of friction plates, one-way clutches, races, drums and housings.

     The Morse TEC group again experienced 7% sales growth in 1996 despite a 3% decline due to weakening of the yen. The sales gain is attributable to increased volume from new timing chain system applications for both single and double overhead cam engines for passenger cars and light trucks due to a strong trend toward use of these engines for enhanced fuel economy and performance. Additionally, the group benefited from the initial sales of the MORSE GEMINI(TM) Chain System for all of GM's front-wheel drive automatic transmission applications used in mid-sized vehicles. Finally, in 1996 Morse TEC's Italian facility began to provide the engine timing chain system for Ford's new 4 liter overhead cam engine produced in Germany for the Ford Explorer. In 1997, Morse TEC will begin supplying the engine timing chain system for Chrysler's new 2.7 liter double overhead cam V-6 engines used in the Chrysler LH series sedans (Dodge Intrepid, Chrysler Concord and Eagle Vision). Additionally, in 1996, the group was selected to design and produce a complete engine timing chain system for Chrysler's new overhead cam 4.7 liter, V8 engine that will begin production in 1998. The Morse TEC engineered timing chain system consists of numerous components including chains, sprockets, tensioners and snubbers. The Company announced in 1996 that the Morse TEC group plans to begin high-volume production of powdered metal sprockets by mid-1998. The addition of this production capability will enable the Company to increase its flexibility in providing innovative sprocket solutions for both its engine timing systems and MORSE GEMINI(TM) Chain Systems, as well as provide greater control over the technical advancements and economics of these components.

     Air/Fluid Systems' sales more than doubled, with a $151.2 million or 141% increase primarily due to the Coltec Acquisition, which contributed $123 million in sales, and the acquisition of Tulle (formerly referred to as Societe' de l'Usine de la Marque ("SUM")), acquired at the end of 1995, which contributed $18 million to 1996 sales. These acquisitions position the Company well to take advantage of the fast-growing air/fluid systems market and to supply entire air management systems. The Air/Fluid Systems group is expected to experience the fastest growth and therefore continue to represent a greater portion of consolidated revenues in 1997 and beyond.

     In 1996, the Company's top 10 customers accounted for approximately 82% of total consolidated sales compared with 86% in 1995 and 83% in 1994. Ford continues to be the Company's largest customer, accounting for 42% of sales in 1996 compared to 41% and 39% of sales in 1995 and 1994, respectively. General Motors accounted for 21% of sales in 1996 compared to 25% and 27% of sales in 1995 and 1994, respectively. Sales to Chrysler significantly increased to 9% of sales as a result of the Coltec Acquisition.

     Net earnings of $41.8 million for 1996 included a $61.5 million one-time pretax charge for the loss on the sale of the North American manual transmission business, which, net of tax benefit of $26.5 million, resulted in an aftertax charge of $35 million, or $1.49 per share. Excluding this one-time charge, net earnings were $76.8 million, or $3.26 per share, a $2.6 million improvement over 1995 net earnings of $74.2 million, or $3.15 per share. The improvement in earnings was dampened by the operating results for the manual transmission business, which reported a pretax loss from operations of $17 million in 1996 compared to $3 million in 1995 ($.46 per share loss and $.09 per share loss, respectively).

     Gross margin improved slightly to 21.7% compared to 21.4% in 1995. Excluding the manual transmission business, gross margin would have been 24.2% in 1996 compared to 23.5% in 1995. The margin improvement is the result of productivity gains and cost reduction efforts as well as volume gains as certain elements of the cost structure are partially fixed in nature. In addition, costs for certain raw materials such as aluminum moderated in 1996 versus 1995.

     Offsetting cost reduction efforts were continuing price reduction pressures from customers. Price reductions granted in 1996 totaled approximately $10 million compared to $8 million in 1995. To maintain profit margins, the Company, among other things, seeks price reductions from its own suppliers, adopts improved production processes to increase manufacturing efficiency, updates product designs to reduce costs and develops new products whose benefits support increased pricing. The Company's ability to pass through increased raw material and other costs to its OEM customers is also limited, with cost recovery less than 100% and often on a delayed basis.

     Earnings before interest and taxes ("EBIT") were $76.1 million in 1996 compared to $125.4 million in 1995. Excluding the pretax loss of $61.5 million on the sale of the North American manual transmission business, EBIT increased $12.2 million to $137.6 million. The improvement resulted from increased sales due to both acquisitions and an overall increase in the core businesses of the Company as well as improved margins, offset by the operating loss from the manual transmission business. The Coltec Acquisition contributed $13 million to EBIT, whereas the manual transmission business negatively impacted EBIT by $14 million more in 1996 than in 1995. Depreciation increased $3.3 million in 1996 primarily as a result of acquisitions. Selling, general and administrative expenses increased to 8.0% of sales in 1996 from 7.4% of sales in 1995 primarily as a result of increased spending on research and development. Research and development expenses totaled $54.4 million in 1996, a $17.7 million increase over 1995 due to additional spending related to the Coltec businesses, accounting for $6.3 million of the increase, and to maintain and expand technological expertise in both product and process in all of the Company's core businesses. Additionally, recovery from customers for research and development expenditures was lower in 1996 as it is becoming increasingly more difficult to
recover costs from customers for prototypes.   Research and development
continues to remain a key corporate strategy as the Company's ability to develop proprietary new products allows it to remain competitive.

     Equity in affiliate earnings and other income decreased $5.5 million from 1995 to $13.1 million in 1996. The Company's share of earnings for NSK-Warner, a 50%-owned joint venture in Japan, was $14.3 million in 1996 versus $19.0 million in 1995. Earnings are down primarily due to a weakening of the yen against the dollar and a slight decline in yen-denominated sales levels as a result of a sluggish Japanese economy.

     Interest expense and finance charges increased by $7.2 million to $21.4 million in 1996 compared with $14.2 million in 1995. The increase is attributable to additional borrowings used to finance the Coltec Acquisition offset by lower market interest rates on the Company's outstanding bank borrowings.

     Pretax earnings were $54.7 million in 1996, which includes a pretax loss of $61.5 million on the sale of the North American manual transmission business as previously mentioned, compared with $111.2 million of pretax earnings in 1995. Excluding the loss on the manual transmission sale and the operating loss from the manual transmission business, 1996 pretax earnings would have been $133.2 million, a 17% increase over 1995.

     Income taxes decreased from $37 million in 1995 to $12.9 million in 1996, an effective rate of 23.6% versus an effective rate of 33.3% in 1995. Income tax expense in 1996 includes a $26.5 million tax benefit on the pretax loss of $61.5 million for the manual transmission business sale, an effective rate of 43% as a result of recognizing differences between financial reporting and tax basis of the business sold. Other factors that caused the effective tax rate to be lower than the standard federal and state rates were realization of certain tax credits related to research and development and foreign operations. In 1995, the Company also realized similar types of credits along with a higher level of affiliate earnings, which are recognized on an aftertax basis.

1995 compared with 1994
North American automotive production was down 3% in 1995 versus 1994, while Japan was down about 3%, Korea was up 12% and Europe was flat. Against this backdrop, the Company was able to register gains in sales of 9% and earnings of 15%. The gains were the result of the Company's participation in one of the most rapidly growing segments in the overall automotive marketplace -- sport-utility vehicles and light trucks -- and the Company's ability to increase the value of components supplied per vehicle through ongoing aggressive engineering and marketing programs. The Company's acquisition of the Precision Forged Products Division ("PFPD") of Federal-Mogul in 1995 was responsible for approximately 40% of the sales gain, or $52 million. After adjusting for the acquisition and the 1994 disposition of a marine and industrial business, sales increased 7%.

     Powertrain Systems' sales grew by 3% in 1995 (8% excluding a 1994 disposition). In the 4WD transfer case business, the Torque-On-Demand(TM) transfer case for the Ford Explorer yielded higher volume due to Ford's increased capacity for this sport-utility vehicle. Increased features over the transfer case model it replaced also improved the Company's revenue per unit. Volume increases in large transfer cases for full-size pickup truck applications were, in part, offset by the loss of the automatic locking hub business.
Revenue from manual transmissions declined by $29 million to $148 million in 1995 because of the loss of the GM S-Truck business combined with declines in volume for the principal remaining North American applications -- high-perfor-mance five-speed sporty cars such as Ford Mustang, Chevrolet Camaro, Pontiac Firebird and Dodge Viper. See "Other Financial Condition Matters" for a discussion of the Company's sale of the North American manual transmission business.

     The Automatic Transmission Systems group realized a $75.9 million increase in sales over 1994, up 20%. Of the increase, $52 million resulted from the acquisition of the PFPD business in April 1995. The remainder of the increase (6% over 1994) resulted from volume gains in North America, Germany and Korea, which were offset by approximately $2.3 million in price reductions to customers. In Korea, the volume increase was market driven. In North America and Europe, the volume gains were the result of the Company's increased content per vehicle. This group sells to the widest array of OEMs and is most susceptible to trends in the marketplace. In 1995, it benefited from the move to four- and five-speed automatic transmissions from three-speed models, which increases the Company's componentry even if market volumes are flat. During 1995, the Company saw the first of what it believes will be an increasing number of five-speed transmission models, again affording the opportunity to improve volume without being dependent upon overall market growth. The acquisition of the PFPD business has led to opportunities to bundle components into a system, thereby increasing the Company's content per vehicle. PFPD also offers a promising product line in engine connecting rods, a new area for the Company.

     The Morse TEC group continued its sales growth in 1995 with a 7% gain. Two percentage points of the gain resulted from favorable exchange rates for the yen. The remainder is the result of increased volume and improved product mix. The group realized a full year of sales of the MORSE GEMINI(TM) Chain System, which it began providing for the Chrysler LH series in mid-1994. However, monthly volumes for the Chrysler LH fell in 1995 versus 1994. In 1995, the group was selected to provide the MORSE GEMINI(TM) Chain System for all of GM's front-wheel drive automatic transmission applications beginning in 1997. The transmission chain business benefited from increased sales of sport-utility vehicles, which use the Morse HY-VO(R) chain. Engine timing systems sales also grew as Ford expanded its modular engine program to the Taurus/Sable as well as the new F-Series pickup truck, which was introduced in the beginning of 1996. The modular engine series uses a Morse engine timing system, consisting of chains, sprockets, tensioners and snubbers. Previously the Company provided only a single chain. The modular engine series at Ford now consists of 2.5 liter and 3.0 liter V-6s and 4.6 liter and 5.2 liter V-8s.

     Air/Fluid Systems realized an 11% sales increase in 1995. The group received a full year of benefit of providing 100% of certain Chrysler transmission solenoid requirements for its front-wheel drive vehicles. The group also increased its volume of Ford EGR valves (required for emission regulations) and began providing the clutch coil incorporated in the Company's Torque-On-Demand(TM) transfer case.

     Gross margin in 1995 slipped to 21.4% versus 22.5% in 1994. Four factors were responsible for the decline. First, the decline in volume in the manual transmission business had a material impact on margins. Excluding the manual transmission business, gross margin would have been 23.5% in 1995 versus 24.5% in 1994. Next, raw material prices increased at a faster rate than the Company's ability to pass through such increases. For example, aluminum went from $.63 per pound at the beginning of 1994 to $.97 at the beginning of 1995 to $.77 at the end of 1995. Aluminum is a key component of the Company's transfer cases and cases for solenoids. The Company's contracts with OEMs have economic passthrough clauses, but these do not provide for 100% recovery, and in many cases, recovery takes place on a delayed basis. The Company has sought to minimize its exposure to material cost fluctuations through passthrough clauses, and through the use of alternative materials where feasible. The third factor affecting the margin comparison was price reductions to customers where the Company has not been able to achieve offsetting cost reductions. The timing required to implement and get approval for cost reduction proposals is partially responsible for this factor. The final significant factor in the margin comparison was that the newly acquired PFPD business has a relatively lower margin than the Company as a whole.

     The increase in sales, offset by the margin decline, translated into earnings before interest and taxes ("EBIT") of $125.4 million, a $3.8 million, or 3%, increase over 1994. Other trends affecting EBIT include higher depreciation from increased capital spending in recent years. Depreciation increased $7.1 million, or 12%, in 1995. Selling, general and administrative expenses increased by $5.7 million, or 6%, in 1995. As a percentage of sales, such expenses declined to 7.4% in 1995 from 7.5% in 1994. Included in the 1995 expenses was $36.7 million in research and development ("R&D") spending, a 9% increase over 1994. The Company continued to invest in R&D at a rate in excess of 2.7% of sales, recognizing that a key corporate strategy is to position the Company on the leading technological edge. Examples of new products resulting from the R&D investments in recent years include the Torque-On-Demand(TM) transfer case, the MORSE GEMINI(TM) Chain System and the Ford one-way clutch/drum system. In 1994, the Company provided approximately $5.2 million of additional accruals for environmental and other liabilities. No similar accruals were provided for in 1995.

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

     Income taxes totaled $37.0 million in 1995, an effective rate of 33.3%, versus an effective rate of 40.2% in 1994. A significant reason for the improved tax rate was substantially higher credits against taxes otherwise payable, particularly for research and development spending and foreign credits. The Company has available approximately $22 million of foreign tax credits, which can be offset only against foreign source income. Other factors affecting the nominal tax rate were the level of affiliate earnings, which are recognized on an aftertax basis, and goodwill amortization, which is non-deductible.

FINANCIAL CONDITION AND LIQUIDITY

Cash generated from operations during 1996 totaled $177.9 million primarily from earnings of $41.8 million, a net reduction in operating assets and liabilities of $4.6 million, as well as non-cash items, including $71.3 million of depreciation and $61.5 million related to the loss on sale of the North American manual transmission business. The operating cash was used to fund $92 million in capital spending, excluding the Coltec Acquisition.


     On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of three of Coltec Industries Inc.'s automotive OEM businesses: Holley Automotive, Coltec Automotive and Performance Friction Products. The Company paid $287.8 million in cash, including $4.8 million of costs related to the acquisition, which was initially financed by utilization of $260 million under the Company's revolving credit facility and borrowings under various money market facilities. In November 1996, the Company issued $150 million of 7.0% Senior Notes and used the proceeds to pay down revolving credit borrowings. The Company ended the year with $317.3 million in balance sheet debt, an increase of $182.6 million over 1995 primarily due to this acquisition.

     Net working capital, excluding notes payable, decreased by $33.4 million. Receivables increased by $33.2 million due to higher sales, the Coltec Acquisition and a $17 million receivable related to the sale of the inventory of the North American manual transmission business. Inventories decreased by $2.9 million due to the sale of the manual transmission inventory offset by an increase due to the Coltec Acquisition and increases commensurate with the increased operating activity of the Company. Accounts payable and accrued expenses increased by $75 million due to an accrual of approximately $47 million related to the sale of the manual transmission business as well as the Coltec Acquisition and the overall increase in level of business. The Company increased the amount of its receivables sold under its receivables transfer agreement by $16 million to $102 million in 1996. Net property plant and equipment increased $11.2 million primarily due to capital spending in excess of depreciation of $21 million and fixed assets of acquisitions of $26 million, offset by disposals of $30 million including $27 million related to the sale of the North American manual transmission business.

     Capital spending totaled $92 million for 1996, relatively consistent with prior levels of spending of $93 million for 1995 and $99 million for 1994.
Major spending programs included continued spending on the Ford large transfer case capacity uplift, MORSE GEMINI(TM) programs for both Chrysler and GM, Chyrsler timing systems for the 2.7 liter engine and Renault transmission solenoid program in Tulle, as well as expansion programs at Coltec for air induction systems and continued spending for the Mercedes-Benz transfer case program. The Company anticipates that capital spending will be slightly higher in 1997 as a result of increased spending to increase capacities and to continue to fund existing and new programs. The Company believes that the combination of cash flow from its operations and available credit facilities will be adequate to satisfy cash needs for 1997.

     Investments and advances decreased by $4.1 million to $135.9 million reflecting $9.3 million of earnings from the NSK-Warner joint venture, net of dividends, offset by a significant decrease due to the change in exchange rates. Goodwill increased approximately $243 million primarily as a result of $242 million of goodwill related to the Coltec Acquisition.

     Other balance sheet changes include a decrease in other noncurrent assets of $1.6 million primarily due to the reduction of intangible pension assets. Retirement-related long-term liabilities decreased $10.6 million due to stronger earnings from pension plan assets and an increase in the discount rate for such liabilities.

     Equity increased by $28.8 million primarily as a result of net earnings of $41.8 million offset by $14.1 million of dividends and $12 million of currency translation adjustments primarily due to a weakening of the yen against the dollar. The equity component of the minimum pension liability declined by $9.3 million. This was due to strong earnings on pension assets and a favorable impact from the change in discount rates.

     In October 1996, the Company amended its existing revolving credit facility. Major changes included increasing the amount of the facility from $300 million to $350 million, extending the maturity of the facility from 1999 to 2001, and releasing the subsidiaries' guaranties of the credit facility.

OTHER FINANCIAL CONDITION MATTERS

Sale of North American Manual Transmission Business

On December 31, 1996, the Company sold its North American manual transmission business to Transmisiones Y Equipos Mecanicos S.A. De C.V. Under the agreement, the Company received $20.3 million in cash at closing for certain assets of the business and will receive approximately $20 million in cash during a transition period (estimated at 15 to 18 months) for the value of inventory and certain services to be provided. The Company recorded a pretax loss on the sale of $61.5 million during the fourth quarter of 1996, which, net of tax benefit of $26.5 million, results in an aftertax charge of $35 million or $1.49 per share. The effective income tax rate differs from the U.S. statutory rate as a result of recognizing differences between financial reporting and tax basis of the business sold. The charge includes a loss on the assets sold; costs necessary to supply existing customers while the business is transferred to its new location; and costs of reconfiguring the Muncie, Indiana facility to support continuing operations of the remaining four-wheel drive transfer case business.

The decision to sell the business resulted from the recognition that all major North American OEMs have allied suppliers for their significant rear-wheel drive manual transmission applications, which left only niches open to the Company in North America. The business lost money in 1996 and 1995, on an operating basis, as a result of declining volumes, due both to the loss of the GM truck business in the third quarter of 1995 and declining volumes in the Company's remaining niche - sporty and performance cars that utilize five- and six-speed manual
transmissions.   The business had sales of $100 million in 1996, $148 million in
1995 and $177 million in 1994. In 1996, the Company incurred a $0.46 per share loss from the manual transmission business compared to $0.09 per share loss in 1995. Despite the sale, the Company plans to continue to implement its strategy to capitalize on manual transmission opportunities in developing markets in Asia.

Environment

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 27 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of clean-up and other remedial activities at these sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

     Based on information available to the Company which, in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities with a balance of approximately $8.9 million at December 31, 1996. The Company expects this amount to be expended over the next three to five years.

     In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive business with the Company. The Company has been advised that BW-Security believes that the Company is responsible for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $1.6 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Secur-ity maintained a letter of credit for approximately $9 million with respect to the principal portion of such environmental matters. Although there can be no assurance, based upon information currently available to the Company, the Company does not believe that it is required to indemnify BW-Security under the Distribution and Indemnity Agreement with respect to such liabilities. The parties have agreed to submit this matter to binding arbitration which is expected to be completed during 1997. The Company does not currently have information sufficient to determine what its liability would be if it is ultimately determined that it is required to indemnify BW-Security with respect such liabilities.

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

OTHER MATTERS

Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and elsewhere in this Annual Report are "forward-looking statements" as contemplated by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results experienced, projected or implied by such forward-looking statements. The Cautionary Statements at
Exhibit 99.1 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and Exchange Commission are incorporated into this MD&A and Annual Report by reference. Investors are specifically referred to such Cautionary Statements for a discussion of risk factors and uncertainties.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

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

     Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary.
The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1996, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

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


John F. Fiedler                         William C. Cline
Chairman and Chief Executive Officer    Vice President and Controller

February 3, 1997

                            INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
of Borg-Warner Automotive, Inc.

We have audited the consolidated balance sheets of Borg-Warner Automotive, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Automotive, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP




Chicago, Illinois
February 3, 1997

                                        BORG-WARNER AUTOMOTIVE, INC.
                                       AND CONSOLIDATED SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                               (millions of dollars except per share amounts)



                                                  FOR THE YEAR ENDED
                                                       December 31,
                                            -----------------------------------
                                                1996       1995     1994
                                             --------   --------  ---------
Net sales                                    $1,540.1   $1,329.1   1,223.4
Cost of sales                                 1,205.5    1,044.9     948.4
Depreciation                                     71.3       68.0      60.9
Selling, general and administrative expenses    122.7       97.8      92.1
Minority interest                                 2.6        2.0       1.4
Goodwill amortization                            13.5        9.6       9.6
Loss on sale of business                         61.5          -         -
Equity in affiliate earnings and other income   (13.1)     (18.6)    (10.6)
                                              ---------   --------  ---------
  Earnings before interest expense and finance charges
   and income taxes                              76.1      125.4     121.6
Interest expense and finance charges             21.4       14.2      13.9
                                              ---------   --------  ---------
     Earnings before income taxes                54.7      111.2     107.7
Provision for income taxes                       12.9       37.0      43.3
                                              ---------   --------  ---------
           Net earnings                      $   41.8    $  74.2    $ 64.4
                                              ========    ========  ========
           Net earnings per share            $   1.77    $   3.15   $  2.75
                                              ========    ========  ========
Average shares outstanding (thousands)         23,564      23,562     23,424
                                              ========    ========  ========






                 See accompanying notes to consolidated financial statements.

                                        BORG-WARNER AUTOMOTIVE, INC.
                                       AND CONSOLIDATED SUBSIDIARIES
                                        CONSOLIDATED BALANCE SHEETS
                                           (millions of dollars)

                                                               December 31,
                                                              --------------
                                                               1996     1995
                                                              ------    -----
ASSETS
Cash                                                    $     6.8      $  5.1
Short-term securities                                         4.7         7.0
Receivables                                                 124.6        91.4
Inventories                                                  91.1        94.0
Prepayments                                                   8.1        10.0
Deferred income tax asset                                    17.8           -
                                                             -------    -------
      Total current assets                                  253.1       207.5

Land                                                         22.5        23.0
Buildings                                                   183.7       180.0
Machinery and equipment                                     591.5       671.9
Capital leases                                                6.5         7.5
Construction in progress                                     58.9        45.4
                                                             ------     -------
                                                             863.1       927.8
Less accumulated depreciation                                328.9       404.8
                                                             -------     ------
      Net property, plant and equipment                      534.2       523.0

Investments and advances                                     135.9       140.0
Goodwill                                                     555.7       313.0
Deferred income tax asset                                     35.4        40.8
Other noncurrent assets                                      109.3       110.9
                                                             -----       -----
       Total other assets                                    836.3       604.7
                                                             -------     ------
                                                           $1,623.6     $1,335.2
                                                            =========  =======




               See accompanying notes to consolidated financial statements.

                                        BORG-WARNER AUTOMOTIVE, INC.
                                         AND CONSOLIDATED SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEETS
                                             (millions of dollars)

                                                  December 31,
                                          ---------------------------
                                                1996           1995
                                             ----------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable                                $  38.0        $  31.6
Accounts payable and accrued expenses          269.3          194.3
Income taxes payable                            30.6           26.6
                                              ---------     --------
     Total current liabilities                 337.9          252.5

Long-term debt                                 279.3          103.1

Long-term liabilities:
   Retirement-related liabilities              326.8          337.4
   Other                                        43.8           39.0
                                              ---------      --------
     Total long-term liabilities               370.6          376.4

Minority stockholders' interest in
  consolidated subsidiaries                      7.0            3.2
Capital stock:
   Preferred stock, $.01 par value;
    authorized 5,000,000 shares;
    none issued                                    -              -
   Common stock, $.01 par value;
    authorized shares:  50,000,000;
    issued and outstanding shares:
    1996, 23,585,840; 1995, 23,054,526           0.2            0.2
   Non-voting common stock, $.01 par value;
    authorized shares: 25,000,000; issued
    shares: 2,520,000 in 1996 and 1995;
    outstanding shares: 1996,59,000;
    1995,412,530                                   -              -
Capital in excess of par value                 563.9          560.1
Retained earnings                               61.8           34.1
Currency translation adjustment                 10.3           22.3
Minimum pension liability adjustment            (7.4)         (16.7)
                                            ----------      ----------
           Total stockholders' equity          628.8          600.0
                                            ----------      ----------
                                            $1,623.6       $1,335.2
                                             =========      ==========

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF CASH FLOWS   BORG-WARNER AUTOMOTIVE, INC.
                                        AND CONSOLIDATED SUBSIDIARIES

(millions of dollars)                           For The Year Ended December 31,
                                                -----------------------------
OPERATING                                       1996         1995      1994
                                                ------      -------   -------
Net earnings                                  $   41.8       $ 74.2    $  64.4
 Adjustments to reconcile net earnings
 to net cash flows from operations:
Non-cash charges (credits) to operations:
  Depreciation                                    71.3         68.0       60.9
  Goodwill amortization                           13.5          9.6        9.6
  Loss on sale of business                        61.5            -         -
  Other, principally equity in affiliate earnings(14.8)       (19.2)     (13.1)
Changes in assets and liabilities, net of effects
 of acquisitions and dispositions:
  Decrease in receivables                          4.0          6.9        2.1
  Increase in inventories                         (8.7)        (6.5)     (12.3)
  (Increase) decrease in prepayments
   and deferred income tax asset                  (8.9)         1.0       (3.5)
  Increase (decrease) in accounts payable and
   accrued expenses                                7.5        (28.6)      57.6
  Increase in income taxes payable                 4.2          2.7        2.9
  Net change in other long-term assets
   and liabilities                                 6.5          4.1      (10.9)
                                                 --------    --------   -------
        Net cash provided by operating activities 177.9       112.2      157.7
INVESTING
Capital expenditures                              (91.9)      (92.5)     (98.8)
Investment in affiliates                           (0.5)       (0.9)     (0.6)
Payments for businesses acquired                 (287.8)      (46.5)       -
Proceeds from sale of business                     20.3          -         -
Proceeds from other assets                          8.1        15.6      11.8
                                                  -------    ---------- -------
         Net cash used in investing activities   (351.8)     (124.3)    (87.6)
FINANCING
Net increase (decrease) in notes payable           (7.4)        4.0      (0.3)
Additions to long-term debt                       192.4        20.0      63.5
Reductions in long-term debt                          -           -     (118.6)
Proceeds from options exercised                     2.6         5.0       3.9
Dividends paid                                    (14.1)      (13.9)    (13.3)
                                                  -------    --------   -------
        Net cash provided by (used in)
          financing activities                    173.5        15.1      (64.8)
Effect of exchange rate changes on cash and
 cash equivalents                                  (0.2)       (5.8)      0.2
                                                  -------    ---------  -------
Net increase (decrease) in cash and
 cash equivalents                                  (0.6)       (2.8)      5.5
Cash and cash equivalents at beginning of year     12.1        14.9       9.4
                                                  -------    ---------  -------
Cash and cash equivalents at end of year       $   11.5    $   12.1    $ 14.9
                                                  =======    =========  =======
SUPPLEMENTAL CASH FLOW INFORMATION
Net cash paid during the year for:
     Interest expense                          $   20.8   $    15.2    $  13.4
     Income taxes                                  33.4        31.7       37.3

                  See accompanying notes to consolidated financial statements.

                                        BORG-WARNER AUTOMOTIVE, INC.
                                        AND CONSOLIDATED SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 For the Three Years Ended December 31, 1996


                     Number of Shares     (millions of dollars)
                     -----------------    --------------------------------

                           Issued      Common    Issued   Capital in
                           common     stock in   common   excess of   Retained
                           stock      treasury   stock    par value   earnings
                           ----------  --------  -------  ---------   --------
Balance, January 1,1994    22,744,270    24,200  $  0.2   $ 569.0    $(98.0)
                          ============  ========  =======  ========  ========
Net income                       -         -          -       -        64.4
   Dividends declared            -         -          -     (10.4)       -
   Shares issued under stock
     option plans             393,939    (8,174)      -       3.9        -
   Adjustment for minimum
     pension liability           -         -          -         -        -
  Currency translation adjustment-         -          -         -        -
                             ---------   -------   -------  -------   ------
Balance,December 31,1994   23,138,209    16,026   $  0.2   $ 562.5   $(33.6)
                          ===========   ========   ======== ======   =======
   Net income                      -         -          -       -      74.2
Dividends declared                 -         -          -    (7.4)     (6.5)
   Shares issued under stock
     option plans            328,847   (16,026)         -     5.0         -
   Adjustment for minimum
     pension liability             -        -           -       -         -
   Currency translation adjustment -        -           -       -         -
                           -----------  --------    ------- -------  -------
Balance, December 31, 1995  23,467,056        -    $   0.2  $560.1   $ 34.1
                          ===========  ========   ======== =======  =======
   Net income                        -        -          -      -      41.8    -
   Dividends declared                -        -          -      -    (14.1)
  Shares issued under stock
     option plans              177,784        -          -    3.8     -
   Adjustment for minimum
     pension liability               -        -          -      -     -
   Currency translation adjustment   -        -          -      -     -
                            ----------  --------   --------  ------- -------
BALANCE, DECEMBER 31, 1996  23,644,840        -      $ 0.2   $563.9  $61.8
                            ==========  ========   ========  ======  ======

 (table continued)                          Stockholders' Equity
                              -------------------------------------------------
                            Currency Translation     Minimum pension liability
                                adjustment                   adjustment
                            ---------------------   --------------------------
For the three years ended
December 31, 1996
Balance, January 1, 1994                      $16.2         $(28.3)
   Net income                                     -              -
   Dividends declared                             -              -
   Shares issued under stock option plans         -              -
   Adjustment for minimum pension liability       -            8.9
   Currency translation adjustment              9.0              -
                                            ---------        --------
Balance, December 31, 1994                    $25.2          $(19.4)
                                             =======          =======
  Net income                                      -               -
  Dividends declared                              -               -
  Shares issued under stock option plans          -               -
  Adjustment for minimum pension liability        -              2.7
  Currency translation adjustment              (2.9)               -
                                              -------         --------
Balance, December 31, 1995                     $22.3           $(16.7)
                                              ========        =========
  Net income                                      -                 -
  Dividends declared                              -                 -
  Shares issued under stock option plans          -                 -
  Adjustment for minimum pension liability        -               9.3
  Currency translation adjustment               (12.0)              -
                                              ----------         ------
BALANCE, DECEMBER 31, 1996                    $10.3              $(7.4)
                                              ==========        ========





                See accompanying notes to consolidated financial statements

                           BORG-WARNER AUTOMOTIVE, INC.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

Borg-Warner Automotive, Inc. (the "Company") was a wholly owned subsidiary of Borg-Warner Security Corporation ("BW-Security") until January 27, 1993, at which time it was distributed to the stockholders of BW-Security in a tax-free distribution (the "Spin-Off").

     The Company is a leading, global supplier of highly engineered systems and components, primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport utility vehicles and light trucks. The Company, which operates 36 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major OEM in the world. Its products fall into four operating groups: Automatic Transmission Systems, Air/Fluid Systems (formerly known as Control Systems), Morse TEC and Powertrain Systems.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following paragraphs briefly describe significant accounting policies.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Accounts receivable

In 1996, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $86 million to $102 million. Accounts receivable were recorded net of this agreement, which was fully utilized at December 31, 1996 and 1995. The agreement extends to January 1999.

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

Goodwill

Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its goodwill. If the review indicates a decline in the carrying value, the Company would adjust the amortization accordingly.

Intercorporate allocations

In 1995, the Company subleased space at BW-Security headquarters in Chicago for a cost equal to 50% of BW-Security's rent and common overhead expenses under their lease. In 1996, the Company replaced the sublease, leased the same space from the building's owners and subleased from BW-Security a portion of the previously subleased space which is jointly used by the two companies.

     The Company entered into a service agreement with BW-Security in 1994, under which it purchased certain administrative services from BW-Security. The Company paid BW-Security $1.9 million for the administrative services in 1994. In 1996 and 1995, only minor administrative services of BW-Security were contracted for by the Company.

     The Company paid BW-Security $10 million for a trademark license agreement in 1994.

Revenue recognition

The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale. Although the Company has entered into long-term supply agreements, the price is not fixed over the life of the agreements.

Financial instruments

Financial instruments consist primarily of investments in cash, short-term securities, and receivables and obligations under accounts payable and accrued expenses and debt instruments, primarily variable rate debt. The fair value of debt is estimated based on current borrowing rates for loans with similar terms and maturities. The Company believes that the fair value of the financial instruments approximates the carrying value.

NOTE 2 BALANCE SHEET INFORMATION

Detailed balance sheet data are as follows:

                                                    December 31,
                                                  ---------------
                                                  1996      1995
                                                  ------  --------
                                               (millions of dollars)
Receivables:
     Customers                                    $ 77.4    $ 63.0
     Other                                          48.8      29.4
                                                  -------   -------
                                                   126.2      92.4
     Less allowance for losses                       1.6       1.0
                                                  -------   -------
      Net receivables                             $124.6      91.4
                                                  =======   =======
Inventories:
     Raw material                                 $ 43.5    $ 48.6
     Work in progress                               30.9      31.6
     Finished goods                                 16.7      13.8
                                                  -------   -------
          Total inventories                       $ 91.1    $ 94.0
                                                  =======   =======
Investments and advances:
     NSK-Warner                                   $127.1    $128.9
     Other                                           8.8      11.1
                                                  -------   -------
          Total investments and advances          $135.9    $140.0
                                                  =======   =======
Other noncurrent assets:
     Deferred pension assets                      $ 49.5    $ 50.9
     Deferred tooling                               38.9      43.5
     Other                                          20.9      16.5
                                                  -------   -------
            Total other noncurrent assets         $109.3    $110.9
                                                  =======   =======



/TABLE

                                         BORG-WARNER AUTOMOTIVE, INC.

             Notes to consolidated financial statements (continued)
Accounts payable and accrued expenses:
Trade payables                                    $143.5    $114.9
Payroll and related                                 27.0      15.4
     Insurance                                      10.9      13.3
     Retirement benefits                             9.4      11.1
     Accrued costs related to
      manual transmission sale                      46.7         -
     Other                                          31.8      39.6
                                                  -------   -------
      Total accounts payable and accrued expenses $269.3    $194.3
                                                  =======   =======
Other long-term liabilities
     Environmental reserve                        $  8.9    $ 10.9
     Other                                          34.9      28.1
                                                  -------   -------
            Total other long-term liabilities     $ 43.8    $ 39.0
                                                  =======   =======

     Inventory held by U.S. operations was $68.8 million in 1996 and $72.6 million in 1995. Inventories, if valued at current cost instead of LIFO, would have been greater by $11.3 million in 1996 and $11.1 million in 1995.

     Dividends received from affiliates accounted for under the equity method totaled $5.0 million in 1996, $6.5 million in 1995 and $4.3 million in 1994.

     Accumulated amortization related to capital leases amounted to $4.7 million in 1996 and $5.4 million in 1995. Accumulated amortization of goodwill amounted to $92.8 million in 1996 and $83.3 million in 1995.

     The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.

     Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended March 31, 1996, 1995 and 1994:

                                   1996       1995       1994
                                   -----     -----      -----
                                      (millions of dollars)
Balance sheet:
  Current assets                   $156.5    $168.4    $  98.3
  Noncurrent assets                 152.0     187.6      166.3
  Current liabilities                85.8      99.4       70.1
  Noncurrent liabilities             11.1      17.2       13.3
Statement of operations:
  Net sales                        $334.7    $327.8    $ 280.4
  Gross profit                       91.8      95.9       70.7
  Net income                         32.3      35.0       23.3
/TABLE

NOTE 3 COMMITMENTS

The Company is committed to pay rents on non-cancellable leases with terms exceeding one year. Rental amounts committed for future years are summarized at December 31, 1996 as follows:

                                    Operating      Capital
Year                                 Leases         Leases   Total
                                   -----------    --------- --------
                                        (millions of dollars)
1997                               $    6.2       $  0.8    $  7.0
1998                                    6.5          1.8       8.3
1999                                    5.7          0.7       6.4
2000                                    3.3          0.9       4.2
2001                                    1.9          2.3       4.2
2002 and after                          6.0          1.9       7.9
                                   ----------     --------- --------
      Total                        $   29.6       $  8.4    $ 38.0
                                   ==========     ========= ========

Total rental expense amounted to $8.6 million in 1996, $7.5 million in 1995 and $5.1 million in 1994. Future capital lease rental payments include interest expense of $2.3 million and principal payments of $6.1 million.

NOTE 4 CONTINGENT LIABILITIES

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 27 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws, and, as such, may be liable for the cost of clean-up and other remedial activities at these sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

     Based on information available to the Company which, in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities with a balance of approximately $8.9 million at December 31, 1996. The Company expects this amount to be expended over the next three to five years.

     In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. The Company has been advised that BW-Security believes that the Company is responsible for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $1.6 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Secur-ity maintained a letter of credit for approximately $9 million with respect to the principal portion of such environmental matters. Although there can be no assurance based upon information currently available to the Company, the Company does not believe that it is required to indemnify BW-Security under the Distribution and Indemnity Agreement with respect to such liabilities. The parties have agreed to submit this matter to binding arbitration which is expected to be completed during 1997. The Company does not currently have information sufficient to determine what its liability would be if it is ultimately determined that it is required to indemnify BW-Security with respect to such liabilities.

     The Company believes that none of these matters, individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with the respect to the ultimate outcome of any such matter.

     The Company has guaranteed borrowings of $3.5 million of affiliate operations as of December 31, 1996.

NOTE 5 NOTES PAYABLE AND LONG-TERM DEBT

Following is a summary of notes payable and long-term debt which reflects all borrowings of the Company.

                              December 31, 1996        December 31, 1995
                              ------------------       ------------------
                              Current   Long-Term       Current  Long-Term
                              -------   ---------      --------  ---------
                                        (millions of dollars)

Bank borrowings               $ 17.9    $  56.5        $ 24.5    $  19.5
Bank term loans due through
 1998 (at an average rate of
 5.5% in 1996 and 6.0% in
 1995; and 5.1% at December
 1996)                          20.0       67.2           6.9       77.7
7.0% Senior Notes due 2006,
 net of unamortized discount       -      149.6             -          -
Capital lease liabilities
 (at an average rate of 6.4%
  in 1996 and 6.5% in 1995)      0.1        6.0           0.2        5.9
                              -------   --------       -------     ------
     Total notes payable and
     long-term debt            $ 38.0    $279.3        $ 31.6     $103.1
                              =======   ========       ========   =======


Annual principal payments required as of December 31, 1996 are as follows (in millions of dollars):

               1997                     $    38.0
               1998                          32.8
               1999                           7.5
               2000                          14.2
               2001                          68.4
               after 2001                   156.8
/TABLE

     In October 1996, the Company amended its existing revolving credit facility. Major changes include increasing the amount of the facility from $300 million to $350 million, extending the maturity of the facility from 1999 to 2001 and releasing the subsidiaries' guaranties of the credit facility. The facility was unused at December 31, 1996 and 1995 and remains fully available through September 30, 2001.

     The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

     On November 5, 1996, the Company issued $150 million of 7% senior unsecured notes due 2006. Interest is payable semiannually on May 1 and November 1 commencing May 1, 1997. The indenture contains certain covenants including, among others, covenants limiting liens, sale/leaseback transactions, mergers and the sale of substantially all of the Company's assets.

     Bank term loans of $87.2 million outstanding at December 31, 1996 are subject to annual reductions of $20.0 million in 1997, $30.0 million in 1998, $6.4 million in 1999, $12.9 million in 2000, and $17.9 million in 2001 and thereafter.

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

     A number of employees in the United States participate in defined contribution plans, where contributions by the Company or the subsidiary sponsoring the plans are based on the employees' salary, age and years of service. These contributions are charged to earnings as they are made to the various plans.

     Retirement benefit expense amounted to $47.3 million, $46.0 million and $39.9 million in 1996, 1995 and 1994, respectively. This expense includes postretirement life insurance and medical benefits of $24.1 million, $22 million and $21.3 million in 1996, 1995 and 1994, respectively. Also included are defined contribution plan expenses of $15.6 million, $13.3 million and $10.3 million in 1996, 1995 and 1994, respectively, and pension expenses for miscellaneous foreign units of $1.4 million, $1.9 million and $1.1 million in 1996, 1995 and 1994, respectively.

     In addition to the retirement benefit expense above, in 1996 the Company recognized a $5.0 million partial curtailment loss from the sale of the North American manual transmission business.

     Reconciliation of the funded status of the U.S. and foreign defined benefit pension plans with related amounts included in the balance sheets follows:

                                                      December 31, 1996
                                                      ------------------
                                                    Overfunded Underfunded
                                                      Plans      Plans
                                                    ---------- ------------
Actuarial present value of benefit obligations:     (millions of dollars)
  Vested benefits                                      $ 87.8    $180.4
   Non-vested benefits                                    0.7      29.3
                                                       -------   --------
   Accumulated benefit obligations                       88.5     209.7
   Effect of projected future compensation levels         7.1       3.8
                                                       -------   --------
   Projected benefit obligation                          95.6     213.5
Plan assets at fair value                               127.5     143.7
                                                       -------   --------
Assets in excess of (less than) projected
   benefit obligation                                    31.9     (69.8)
Unamortized net (asset) liability from transition        (2.4)      1.2
Unrecognized net loss                                     7.6      19.7
Recognized prior service cost                             1.5      11.4
Adjustment required to recognize
 minimum liability                                          -     (28.3)
                                                       -------   ---------
Net asset (liability) on balance sheets                $ 38.6    $(65.8)
                                                       =======   =========

  (table continued)                          December 31, 1995
                                 ----------------------------------------
(millions of dollars)            Overfunded Plans   Underfunded Plans
Actuarial present value of
 benefit obligations:
  Vested benefits                        $77.9        $192.6
  Non-vested benefits                      0.4          25.1
                                       ---------     --------
  Accumulated benefit obligations         78.3         217.7
  Effect of projected future compensation
   levels                                  6.3           3.8
                                      ----------     ---------
  Projected benefit obligation             84.6         221.5
Plan assets at fair value                 109.1         135.7
                                     ==========      ========
Assets in excess of (less than)
 projected benefit obligation             24.5         (85.8)
Unamortized net (asset) liability from
 transition                               (2.6)         1.5
Unrecognized net loss                     11.9          27.1
Unrecognized prior service cost            1.6          14.9
Adjustment required to recognize minimum
 liability                                   -          (41.9)
                                        ----------    ----------
Net asset (liability) on balance sheets  $35.4         $(84.2)

     Funding is based on requirements set forth by ERISA as well as requirements imposed by collective bargaining agreements.

     As part of the Spin-Off in 1993, the Company agreed with the PBGC to make an additional $17.5 million contribution to an underfunded pension plan in 1993 and make a supplemental contribution of $1 million per year for the next 10 years.

     Assets held in trust for the defined benefit plans are comprised of marketable equity and fixed income securities and real estate.

                                                     Year Ended December 31,
                                                     ----------------------
                                                     1996      1995     1994
                                                     -----     -----    ----
                                                      (millions of dollars)
Service cost                                      $   4.3   $   3.2   $   3.6
Interest cost                                        21.4      21.1      20.2
Actual (return) loss on assets                      (32.8)    (55.8)      3.7
Net amortization and deferrals                       13.3      40.3     (20.3)
                                                  --------  --------  --------
Net periodic pension cost                         $   6.2   $   8.8   $   7.2
                                                  ========  ========  ========


     The Company's assumptions used as of December 31, 1996, 1995 and 1994 in determining the pension cost and pension liability shown above were as follows:

                                                   1996       1995       1994
                                                  ------     ------     ------
                                                            (Percent)
U.S. plans:
Discount rate                                       7.5        7.25        8.5
Rate of salary progression                          4.5         4.5        4.5
Long-term rate of return on assets                  9.5         9.5        9.5

Foreign plans:
Discount rate                                     6.0-7.5     7.0-7.5   7.5-8.0
Rate of salary progression                        3.0-6.0     3.5-6.0   4.0-6.0
Long-term rate of return on assets . . .            7.75        7.75      8.25
/TABLE

     Net periodic postretirement benefit cost was comprised as follows:

                                                     Year Ended December 31,
                                                    ------------------------
                                                   1996       1995       1994
                                                  ------    ------     ------
                                                     (millions of dollars)
Service cost                                      $ 4.4     $   2.7   $   3.2
Interest cost                                      19.7        19.3      18.1
                                                  ------    --------  --------
                                                 $ 24.1     $  22.0   $  21.3
                                                  =======   ========  ========

     Reconciliation of the actuarial present value of postretirement benefit obligations of the U.S. plans with the related liability included in the balance sheets follows:

                                                                December 31,
                                                        -------------------
                                                         1996        1995
                                                         -----       -----
                                                       (millions of dollars)
Actuarial present value of postretirement benefit obligations:
     Retirees                                               $169.7     $194.1
     Other fully eligible participants                        32.2       28.8
     Other active participants                                59.3       52.7
                                                            -------   --------
Accumulated postretirement benefit obligation                261.2      275.6
Unrecognized gain (loss)                                       1.7      (19.4)
Unrecognized prior service cost                                0.3        0.3
Net liability on balance sheets                             $263.2     $256.5
                                                            =======   ========
Assumed discount rate (percent)                                7.5       7.25

     As of December 31, 1996, the actuarial present value of postretirement medical and life insurance benefits was calculated using assumptions of medical inflation of 7.25% in 1997, descending to a 5.25% annual rate by 1999. As of December 31, 1995, the amount was calculated using assumptions of medical inflation of 8.25% in 1996, descending to a 5.25% annual rate by 1999. A 1 percentage point increase in the assumed medical inflation rate at December 31, 1996 would have increased the accumulated benefit obligation, service cost and interest cost by approximately $32.6 million, $1.3 million and $2.5 million, respectively.

NOTE 7 OPERATIONS OUTSIDE THE UNITED STATES

The Company's equity in net earnings of consolidated subsidiaries located outside the United States was $17.6 million in 1996, $18.7 million in 1995 and $13.9 million in 1994. Such amounts do not include the Company's equity in earnings of non-U.S. affiliates. The Company's equity in the net assets of these companies is summarized as follows:

                                                             December 31,
                                                          ----------------
                                                          1996        1995
                                                          ------    -------
                                                         (millions of dollars)
Current assets                                              $ 81.4    $ 79.1
Noncurrent assets                                            153.5     142.9
                                                             ------   -------
     Total assets                                            234.9     222.0
Current liabilities                                           66.4      80.8
Noncurrent liabilities                                        95.6      83.9
                                                             ------   -------
     Net assets before minority interest                      72.9      57.3
Minority interest                                              7.0       3.2
                                                            -------   -------
          Equity in net assets                              $ 65.9    $ 54.1
                                                            =======   =======

At December 31, 1996 and 1995, current liabilities included debt of $15.7 million and $27.2 million and noncurrent liabilities included debt of $35.8 million and $28.4 million, respectively.


NOTE 8 EQUITY IN AFFILIATE EARNINGS AND OTHER INCOME

Items included in equity in affiliate earnings and other income consist of:

                                                       Year Ended December 31,
                                                      -----------------------
                                                1996        1995        1994
                                                -----      -------     ------
                                                      (millions of dollars)
Interest income                                $ 0.3      $  0.4         $ 0.5
Loss on asset disposals, net                    (1.5)       (1.0)         (4.2)
Equity in affiliate earnings                    14.3        19.2          14.3
                                               ------     -------        ------
     Total                                     $13.1       $18.6         $10.6
                                               =======    ========       =======

NOTE 9 GEOGRAPHIC INFORMATION

The Company's consolidated operations are engaged entirely in the manufacture and sale of automotive components and systems. General corporate assets primarily include cash, marketable securities, deferred tax assets and investments and advances.

     Sales, transfers between geographic areas, operating profit and identifiable assets by major geographic area, in millions of dollars, are summarized as follows:

                                               Year Ended December 31,
                                               -----------------------
                                             1996        1995      1994
                                             -----     -------   -------
Sales:
United States                              $1,309.2    $1,114.8  $1,048.1
Europe                                        142.3       125.8     105.3
Other foreign                                  88.6        88.5      70.0
                                             -------   --------  ---------
     Total                                 $1,540.1    $1,329.1  $1,223.4
                                             ========  ========= =========

     Included in U.S. sales are export sales of $191 million in 1996, $140 million in 1995 and $136 million in 1994.

                                            Year Ended December 31,
                                             ----------------------
                                             1996       1995       1994
                                             -----     ------    -------
                                        Transfers between geographic areas:
United States                              $ 17.6      $  13.4   $ 12.5
Europe                                        8.5          7.1      6.8
Other foreign                                 4.0          3.8      1.1
                                             -----     -------   -------
      Total                                $ 30.1      $  24.3   $ 20.4
                                             ======    =======   =======
/TABLE

                                                        Year Ended December 31,
                                                    -------------------------
                                                     1996      1995      1994
                                                    --------  --------  -------
Operating profit:
United States                                        $108.1    $ 83.4    $102.1
Europe                                                  8.6      11.4       7.8
Other foreign.                                         25.6      26.3      21.3
                                                    -------   --------  ------
      Total                                           142.3     121.1     131.2
Other expenses, net (including corporate headquarters
    expense of $12.3 million, $12.4 million and $12.3 million
    for 1996, 1995 and 1994, respectively)            (19.3)    (15.3)    (24.4)
Loss on sale of business                              (61.5)         -       -
Interest income and equity in affiliate earnings       14.6      19.6      14.8
Interest expense and finance charges                  (21.4)    (14.2)    (13.9)
                                                      ------    -------  -----
Income before taxes                                    54.7     111.2     107.7
Income taxes                                          (12.9)    (37.0)    (43.3)
                                                      -------   ------- -------
Net earnings                                         $ 41.8     $ 74.2   $ 64.4
                                                     =======   =======   =======

                                                          December 31,
                                                       --------------------
                                                       1996            1995
                                                       ------         ------
Identifiable assets:
United States                                       $ 1,173.1         $ 924.3
Europe                                                  156.3           149.3
Other foreign                                            86.7            81.9
                                                       -------        --------
   Total assets of operations                         1,416.1         1,155.5
Affiliates at equity                                    130.4           132.7
General corporate assets                                 90.3            57.4
Consolidation - elimination                             (13.2)          (10.4)
                                                       --------       --------
     Total                                          $ 1,623.6        $1,335.2
                                                    ============       ========

Sales to major customers

Consolidated sales included sales to Ford Motor Company of approximately 42%, 41% and 39% and to General Motors Corporation of approximately 21%, 25% and 27% for the years ended December 31, 1996, 1995 and 1994, respectively. No other single customer accounted for 10% or more of consolidated sales in the period 1994 through 1996. Such sales consisted of a variety of products to a variety of customer locations worldwide.

NOTE 10 STOCK OPTIONS AND MANAGEMENT STOCK PURCHASES

Stock option plans

In connection with the Spin-Off, in January 1993 each outstanding option under the BW-Security stock option plan was exchanged for options to purchase the same number of post-Spin-Off shares of the Company's common stock at prices equal to 50% of the pre-Spin-Off exercise price. Options granted prior to the Spin-Off to purchase common stock of the Company under this plan carry exercise prices ranging from $5.00 to $18.83 per share. The 178,609 outstanding options at December 31, 1996 are fully vested. Options available for grant of 144,648 under this plan are available for grant until July 1997.

     In 1993, the Company adopted a stock option plan that authorizes the grant of options to purchase 500,000 shares of the Company's common stock. Options granted to date under this plan carry exercise prices ranging from $22.50 to $38.94 per share and vest over periods up to three years based upon employment. There are 282,500 outstanding options at December 31, 1996.

     The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock options grants. Had compensation cost for options granted in 1996 and 1995 (16,000 shares each year) been determined based on the fair value at the grant date consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, net earnings and earnings per share for each year would have been reduced by de minimis amounts (less than $.01 per share).

     A summary of the two plans' shares under option at December 31, 1996, 1995 and 1994 follows:

                        1996                   1995                1994
                ---------------------  -------------------- --------------------
                            Weighted              Weighted             Weighted
                 Shares     average     Shares    average   Shares     average
               (thousands)  exercise  (thousands) exercise (thousands) exercise
                             price                price                price
               ----------- ---------- ---------- --------   --------  --------
Outstanding at
beginning of
 year               632     $19.39        987     $17.66      1,343      $14.75
   Granted           16      32.41         16      25.43         79      26.12
   Exercised       (178)     14.72       (345)     14.69       (402)      9.47
   Forfeitures       (9)     23.09        (26)     19.65        (33)     19.44
                    ------   ------    --------  --------     -------  -------
Outstanding at end
 of year            461     $21.57        632      $19.39        987    $17.66
                   =====     =====      ======    =======      ======  =======

Options exercisable
 at year-end        395                   384                    537
                  ======                  ====                  ======
Shares available for
 future grants      242                    249                    184
                   ======                 =====                 =======


The following table summarizes information about the options outstanding at December 31, 1996:


Options Outstanding                                         Options Exercisable
---------------------------------------------              --------------------
              Number       Weighted-     Weighted-
Range of      outstanding  average       average      Number          Weighted-
exercisable   at 12/31/96  remaining     exercise    exercis-      average exer-
prices                  contractual life  price   able at 12/31/96  cise prices
------------ ---------- -------------- --------- ----------------    ---------
   $5.00         41          0.8        $  5.00         41            $  5.00
   13.91-18.83  138          4.4          17.81        138              17.81
   22.50-25.00  223          6.7          24.81        202              24.95
   25.31-38.94   59          7.9          29.62         14              30.27
                ----         ----      ---------      -----          ---------
   $5.00-38.94  461          5.6          $21.57        395             $20.58
                =====        ====      ==========      =====          =========

/TABLE

NOTE 11 INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 1996 and 1995 interim results of operations. Certain 1996 quarterly amounts have been reclassified to conform to the annual presentation.

                                          1996
                               -----------------------------------
(millions of dollars)                 Quarter Ended
-------------------------------------------------------------------
                                March     June    Sept.   Dec.   Year
                                 31        30      30      31    1996
                               ------    ------  ------  ----- --------
Net sales                     $ 348.9  $ 381.8  $ 387.7 $ 421.7 $1,540.1
Cost of sales                   277.5    297.5    308.1   322.4  1,205.5
Depreciation                     18.4     17.5     17.8    17.6     71.3
Selling, general and
  administrative expenses        30.8     29.2     27.1    35.6    122.7
Minority interest                 0.7      0.5      0.7     0.7      2.6
Goodwill amortization             2.6      2.8      4.0     4.1     13.5
Loss on sale of business           -        -        -   61.5(c)  61.5(c)
Equity in affiliate earnings
  and other income              (4.1)   (2.8)     (3.6)   (2.6)   (13.1)
                                -----   -----     -----   -----   ------
Earnings (loss) before interest
  expense and finance
  charges and income taxes       23.0   37.1      33.6   (17.6)    76.1
Interest expense and
  finance charges                 3.5    3.5       7.0     7.4     21.4
                                 -----  -----     -----   -----   -----
Earnings (loss) before
  income  taxes                  19.5   33.6      26.6   (25.0)    54.7
Provision (benefit) for
 income taxes                     7.2   11.8       7.8   (13.9)(c) 12.9(c)
                                 -----  -----     -----  -----    ------
Earnings (loss)                $ 12.3 $ 21.8    $ 18.8  $(11.1) $  41.8
                                ======  =====    ====== ======    =====
Net earnings (loss)
  per share                    $ 0.52 $ 0.93    $ 0.80  $(0.47)(c) $ 1.77
                               ====== ======    ======   ======    ======

 (table continued)                                              1995
-------------------------------------------------------------------------
Quarter Ended (millions of dollars)
-------------------------------------------------------------------------
                March 31   June 30     Sept. 30      Dec. 31     Year 1995
Net sales        $327.8      $356.0      $298.5       $346.8      $1,329.1
Cost of sales     253.0       276.9       241.0        274.0       1,044.9
Depreciation       17.2       18.1         15.8        16.9        68.0
Selling,general
 and administr-
 ative expenses    26.4        26.3        22.1         23.0        97.8
Minority interest   0.4         0.6        0.5           0.5         2.0
Goodwill amortiz-
 ation              2.4         2.3        2.5           2.4         9.6
Loss on sale of
 business            -          -          -              -            -
Equity in affiliate
 earnings and other
 (income) expense (4.2)       (5.9)      (4.7)         (3.8)        (18.6)
                   -----      --------   -------     --------      --------
Earnings (loss) be-
 fore interest expense
 and finance charge and
 income taxes      32.6        37.7        21.3          33.8         125.4
Interest expense and
 finance charges    3.5         3.6         3.6           3.5          14.2
                  -------    ---------   ---------    --------     ---------
Earnings (loss) be-
 fore taxes        29.1         34.1        17.7         30.3(a)     111.2
Provision (benefit)
 for income taxes  11.5         13.0        4.5           8.0(b)     37.0
                 ---------   ----------  ---------   ----------    ----------
Net earnings (loss)$ 17.6       $21.1       $13.2        $22.3       $74.2
                 =========  ===========  ==========   ==========   ==========
Net earnings(loss)$ 0.75       $0.90         $0.56        $0.95      $3.15
 per share       =========  ===========  ===========  ===========  ==========



(a) Includes favorable year-end adjustments of approximately $3.0 million relating primarily to inventories and accruals.

(b) Includes a favorable year-end adjustment of approximately $3.0 million relating primarily to research and experimentation credits and foreign credits.

(c)  The Company recorded a pretax operating loss on the sale of the North
     American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, results in an aftertax charge of $35 million, or $1.49 per share. See Note 15 to the Company's consolidated financial statements for additional information.

NOTE 12 INCOME TAXES

The Company has not provided deferred taxes on the excess of its financial book investment in foreign joint ventures and subsidiaries over its tax basis in these investments as they are essentially permanent in nature. It is not practicable to estimate the amount of unrecognized deferred tax liability.

     Income before taxes from continuing operations and provision for taxes, in millions of dollars, consists of:


Components of income tax expense:

                         1996                  1995                   1994
                       -------------------  ----------------------  ----------
               U.S. Non-U.S. Total  U.S. Non-U.S. Total   U.S.  Non-U.S. Total
               ----- ------ -----  ----- -----   -----    -----  ------  ------
Income before
  taxes         $25.1 $29.6  $54.7 $78.8 $32.4   $111.2    $83.3  $24.4  $107.7
                ===== =====  ===== ===== =====  ======    ====== =====   =====
Income taxes:
  Current :
   Federal/
   foreign      $12.0 $11.0  $23.0 $19.0 $12.5  $ 31.5     $29.4  $ 9.7  $ 39.1
   State          2.3     -    2.3   6.4     -     6.4       7.5      -     7.5
                ----- ------ ------ ----- -----  ------    ------  ------  ----
                 14.3  11.0   25.3  25.4  12.5    37.9      36.9    9.7    46.6
 Deferred      (13.4)   1.0  (12.4) (2.1)  1.2    (0.9)     (4.1)   0.8    (3.3)
                -----  ----- ------ ----- -----  ------    ------  ------  -----
Total income
 taxes       $  0.9  $12.0  $ 12.9 $23.3  $13.7  $ 37.0    $ 32.8  $ 10.5  $43.3
               ===== ======   ===== ===== ====== =======    ====== ======= =====

     The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations for 1996, 1995 and 1994, in millions of dollars,is as follows:

                                             1996        1995      1994
                                             -----      ------    ------
Income taxes at U.S. statutory rate of 35%   $19.1     $ 38.9    $ 37.7
Increases (decreases) resulting from:
     Income from non-U.S. sources            2.7          4.7       4.6
     State taxes, net of federal benefit     1.5          4.1       4.3
     Business tax credits, net              (3.8)        (5.7)     (1.7)
     Affiliate earnings                     (5.0)        (6.7)     (5.0)
     Nontemporary differences                2.5          1.6       3.1
     Basis difference on assets sold        (4.2)           -         -
     Other, net                              0.1          0.1       0.3
                                            -----       ------    ------
          Income taxes as reported         $12.9       $ 37.0    $ 43.3
                                           ======      ========   =======

     Following are the gross components of the deferred taxes as of December 31, 1996 and 1995 in millions of dollars:

                                                          1996         1995
                                                          -------     --------
Deferred tax assets - current:
     Accrued costs related to manual transmission sale $   17.8       $   -
                                                          =======     =======
Deferred tax assets - noncurrent:
     Postretirement benefits                             $100.0       $ 97.4
     Pension                                               14.4         20.1
     Other long-term liabilities and reserves              18.5         19.2
     Foreign tax credits                                   14.4         22.3
     Valuation allowance                                  (14.4)       (22.3)
     Other                                                 11.2         14.8
                                                          ------      -------
                                                          144.1        151.5
Deferred tax liabilities - noncurrent:
     Fixed assets                                          72.6         69.7
     Pension                                               18.8         19.3
     Other                                                 17.3         21.7
                                                          ------      -------
                                                          108.7        110.7
                                                          ------      -------
Net deferred tax asset - noncurrent                      $ 35.4       $ 40.8
                                                        ========      ========

     The foreign tax credit has been fully considered in the valuation allowance.
NOTE 13 RESEARCH AND DEVELOPMENT COSTS

Total research and development costs amounted to $54.4 million in 1996, $36.7 million in 1995 and $33.8 million in 1994.

NOTE 14 ACQUISITION OF BUSINESS

On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of three of Coltec Industries Inc.'s automotive OEM businesses: Holley Automotive, Coltec Automotive and Performance Friction Products. The businesses have a broad base of air and fluid management products, established OEM relationships and three technologically advanced manufacturing facilities. The Company paid $287.8 million in cash, including $4.8 million of costs related to the acquisition, which was initially financed by utilization of $260 million under the Company's revolving credit facility and borrowings under various money market facilities. As discussed in Note 5, in November 1996, the Company issued $150 million of 7.0% Senior Notes and used the proceeds to pay down revolving credit borrowings.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $242 million, which has been accounted for as goodwill and is being amortized over 40 years using the straight-line method.

     Included in the consolidated statement of earnings are sales of $123 million and pretax operating income of $13 million from the businesses since the date of acquisition. The following pro forma information has been prepared assuming that the acquisition had occurred at the beginning of 1996 and 1995, and includes adjustments for estimated amounts of goodwill amortization and increased interest expense. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been consummated at the beginning of the respective periods, nor is it necessarily indicative of results of operations that may occur in the future.

                                                  Year Ended December 31,
                                                  ------------------------
                                                     1996           1995
                                                     ------        ------
                                                  (millions of dollars, except
                                                       per share amounts)
Net sales                                           $1,669.0     $1,584.2
Net earnings                                            46.7         81.6
Net earnings per share                              $   1.98     $   3.47

NOTE 15 SALE OF NORTH AMERICAN MANUAL TRANSMISSION BUSINESS

On December 31, 1996, the Company sold its North American manual transmission business located in Muncie, Indiana, to Transmisiones Y Equipos Mecanicos S.A. De C.V. Under the agreement, the Company received $20.3 million in cash at closing for certain assets of the business and will receive approximately $20 million in cash during a transition period for the value of inventory and certain services to be provided. The Company recorded a pretax loss on the sale of $61.5 million during the fourth quarter of 1996, which, net of tax benefit of $26.5 million, results in an aftertax charge of $35 million, or $1.49 per share. The effective income tax rate differs from the U.S. statutory rate as a result of recognizing differences between financial reporting and tax basis of the business sold. The charge includes a loss on the assets sold; costs necessary to supply existing customers while the business is transferred to its new location; and costs of reconfiguring the Muncie facility to support continuing operations of the remaining four-wheel drive transfer case business. In 1996, the Company incurred a pretax operating loss of $17 million from the manual transmission business on net sales of $100 million.

Selected Financial Data
Borg-Warner Automotive, Inc. and Consolidated Subsidiaries

                              Year Ended December 31,
                              -----------------------------------------
                               1996       1995        1994      1993   1992
                              ------    -------     ------    -------  -----
                              (millions of dollars, except per share data)
STATEMENT OF OPERATIONS DATA
Net sales                    $1,540.1  $1,329.1  $1,223.4  $985.4  $ 926.0
Cost of sales                 1,205.5   1,044.9     948.4   769.3  755.2(a)
Depreciation                     71.3      68.0      60.9    57.9   64.3(a)
Selling, general and adminisrative
 expenses                       122.7      97.8      92.1    83.5   69.6
Minority interest                 2.6       2.0       1.4     0.1   (1.3)
Goodwill amortization            13.5       9.6       9.6     9.7    9.7
Loss on sale of business         61.5(e)     -          -       -      -
Equity in affiliate earnings and
 other income                   (13.1)    (18.6)    (10.6) (10.6)  (6.9)
Interest expense and finance
  charges(d)                     21.4      14.2      13.9   18.4   44.8(d)
Provision for income taxes       12.9      37.0      43.3   24.3    2.7
                                 -----     ------    -----   -----  ------
Earnings (loss) before cumulative
  effect of accounting change    41.8      74.2      64.4   32.8    (12.1)
Cumulative effect of accounting
  change(b)                         -         -         -   (130.8)   -
Net earnings (loss)          $   41.8     $74.2  $   64.4 $ (98.0)  $ (12.1)
                             ==========  =======  ========  =======  =======
Earnings (loss) per share before cumulative effect
 of accounting change(c)     $   1.77(e) $ 3.15  $   2.75 $ 1.41  $ (0.53)
Cumulative effect of initial
 application of new accounting
 standard for postretirement benefits,
 net of taxes per share(c)        -         -         -  (5.62)      -
                              --------  --------   ----- ------   -----
Net earnings (loss) per      $   1.77    $ 3.15   $  2.75  $ (4.21) $(0.53)
   share (c)                 ========= ======== ======== =======  =======
Average shares outstanding
  (thousands)(c)               23,564   23,562    23,424   23,284 23,005
Cash dividend declared per
 share                       $   0.60  $  0.60  $   0.45  $ 0.125    -

BALANCE SHEET DATA (at end of period)
Total assets                $ 1,623.6  $1,335.2 $1,240.3 $1,159.4 $1,074.2
Total debt                      317.3     134.7    107.3    159.6    -(d)

(a)Cost of sales for 1992 included a $28.7 million charge for the write-off of excess capacity and depreciation includes $7.3 million related to such capacity.

(b)Amount reflects the adoption of SFAS No. 106 in 1993.

(c)Earnings per share have been calculated assuming that the offering of shares of the Company's common stock in August 1993 had been outstanding for the entire year.

(d)Prior to the Spin-Off, interest was allocated to the Company on the basis of the Company's relative operating investment compared to BW-Security's overall capital investment (debt plus equity). Prior to the Spin-Off, all debt was considered to be part of the BW-Security investment.

(e)The Company recorded a pretax loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, results in an aftertax charge of $35 million, or $1.49 per share. See
Note 15 to the Company's consolidated financial statements for additional information.

STOCK PRICE

                                     High           Low
                                   ---------      --------
Fourth Quarter 1996                $ 40-7/8       $ 33-1/4
Third Quarter 1996                   40-3/8         34
Second Quarter 1996                  43             33-5/8
First Quarter 1996                   33-5/8         28-3/8


Fourth Quarter 1995                $ 32-1/4       $ 27-5/8
Third Quarter 1995                   33-7/8         28-1/2
Second Quarter 1995                  29-3/8         23-1/2
First Quarter 1995                   26-1/8         22-3/8
