Form 10-K405, Exhibit 13
period 1997-12-31
BORG WARNER AUTOMOTIVE INC
filed 1998-03-20
CIK 908255

Management's Discussion and Analysis of Financial Condition and Results of Operations

Borg-Warner Automotive, Inc. and Consolidated Subsidiaries

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

The Company operates as a major supplier to automotive original equipment manufacturers ("OEMs") in the North American, European and Asian markets. Its products include a wide variety of highly engineered components and systems primarily related to drivetrain applications. Examples include "shift quality" automotive transmission components and systems, four-wheel drive transfer cases, automotive chain, engine timing components and systems, and a variety of air and fluid control components and systems for engine and fuel systems control.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the historical Consolidated Financial Statements of the Company.

Results of Operations

The following table details the Company's results of operations as a percentage of sales:




Year Ended December 31,   1997      1996      1995
                         ------    ------    ------
Net sales                100.0%     100.0%   100.0%
Cost of sales             77.8       78.3     78.6
Depreciation               4.0        4.6      5.1
Selling, general and
administrative expenses    7.5        8.0      7.4
Goodwill amortization      1.0        0.9      0.7
Loss on sale of business    -         4.0       -
Minority interest, affiliate earnings
 and other income, net    (0.6)      (0.7)    (1.2)
                         -------    -------   -------
Earnings before interest
 and taxes                10.3%       4.9%     9.4%
                         =======    ======== =========

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

1997 compared with 1996

The Company realized 14.7% growth in revenues in 1997 versus 1996. This growth was against a backdrop of a minimal increase in the worldwide automobile and light truck production. North American, European and Japanese production in 1997 were up 3%, 5%,and 6% respectively. The Company's sales growth included a 13% gain in operations owned for all comparable periods. The three operations acquired from Coltec Industries, Inc in mid-1996 (the "Coltec Acquisition") contributed $116 million for the first half of 1997; the German turbocharger business, AG Kuhnle, Kopp & Kausch, 63% of which was acquired in October 1997 (the "Turbocharger Acquisition"), contributed $25 million; and the manual transmission business sold at the end of 1996 had contributed $100 million to 1996 sales. The Company was able to increase sales by increasing its content per vehicle through the development and offering of improved components and system solutions for customer needs. By group, sales for the past three years are shown in the following table. The Company's newest acquisition, a majority interest in AG Kuhnle, Kopp & Kausch, is shown separately since the Company is not the sole stockholder and has not yet finalized its plans concerning future integration of the business nor determined which product grouping is appropriate.


Year Ended December 31,   1997      1996      1995
                         ------    --------  -------
                              [millions of dollars]
Powertrain Systems            $  605.2  $  562.7  $  544.8
Automatic Transmission Systems   519.8     481.8     454.4
Morse TEC                        324.1     276.5     257.6
Air/Fluid Systems                357.0     258.8     107.6
AG Kuhnle, Kopp & Kausch          24.8        -        -
                              --------- --------- ----------
                               1,830.9   1,579.8   1,364.4
Interbusiness eliminations       (63.9)    (39.7)    (35.3)
                              --------- --------- ----------
Net sales                     $1,767.0  $1,540.1  $1,329.1
                              ========= ========= ==========

Powertrain Systems' sales were 8% over 1996, despite the elimination of $100 million in sales from the manual transmission business sold at the end of 1996. The core four-wheel drive ("4WD") business was up 30%. The business realized unprecedented demand for its various 4WD products on applications such as the Ford Expedition, Explorer and F-Series trucks, the Lincoln Navigator and Mercury Mountaineer, and a variety of non-U.S. applications from manufacturers such as Rover, Isuzu and Ssangyong of Korea. The revenue comparison for 1997 versus 1996 was aided by a full year of Expedition sales and the introduction of the Navigator. In addition, the Company's 4WD system is on the Mercedes-Benz M-Class, the All-Activity Vehicle built in Alabama and launched in 1997. Overall the Company sold 541,000 small and 652,000 large transfer cases in 1997 as compared with 481,000 small and 480,000 large transfer cases in 1996 and 452,000 small and 395,000 large transfer cases in 1995. The Powertrain Systems business has benefited over recent years due to the industry trend toward sport utility vehicles ("SUVs"). While remaining strong, growth in this segment is expected to slow in coming years. In addition, the Company has lost one 4WD application for Ford heavy-duty trucks. These factors may cause revenue growth for Powertrain Systems to trail recent experience.

Automatic Transmission Systems experienced continued growth in sales in 1997. Sales reached $520 million, an 8% increase over 1996. Growth came from increased penetration of automatic transmissions, and increased content as automatic transmissions continued the trends from three- to four-speed and from four- to five-speed transmissions. The business also realized a full year of sales on one of its first systems, a one-way clutch and drum combination for Ford of Europe. The volume gains were realized in each of its geographic regions: North America, Europe and Asia. This group has supplied virtually every major manufacturer of automatic transmissions in the world and is positioned to continue to benefit from positive trends with respect to such applications. The business has also invested in technology to increase understanding of transmission functioning. This will increase the Company's ability to provide entire subsystems incorporating combinations of components, both manufactured and purchased, for future automatic transmission designs. The business is also investing to develop solutions for alternative drivetrain configurations, including continuously variable transmissions ("CVTs") and automated manual transmissions.

The Morse TEC business increased revenue by 17% to $324 million. This business also increased sales in each of North America, Europe and Asia. Growth in Asia, principally Japan, was tempered by changes in exchange rates. The overall growth was the result of a number of new applications in both engine timing systems and front-wheel drive automatic transmissions, and the continued expansion of the 4WD market. Ford has continued to expand its lineup of new overhead cam engines in North America, all of which contain a Morse TEC timing system, with applications ranging from 2.5 liter to 6.8 liter displacement. The 4.0 liter overhead cam engine from Ford was launched in Europe in late 1996. Chrysler introduced its 2.7 liter overhead cam engine, featuring a Morse TEC timing system, in 1997. On the transmission side, the business benefited from a full year's sales of MORSE GEMINI(TM)Chain Systems for all of GM's front-wheel drive automatic transmission applications for mid-sized vehicles. This application was introduced in mid-1996. New products coming in 1998 and beyond include timing systems for the new Chrysler 3.7 liter and 4.7 liter overhead cam engines, powder metal sprockets for both timing system and transmission applications, timing chains and systems for Japanese engine applications and a drive chain for the new Toyota hybrid engine. The addition of powder metal sprockets gives the business additional design and manufacturing control for innovative system solutions for both engine timing and transmission applications, and affords the opportunity to control the economics of such applications.

Air/Fluid Systems saw sales increase by 38% in 1997 to $357 million due to a full year of sales from the Coltec Acquisition. The remainder of the business was virtually flat. Certain components reached the end of their life cycle as the related applications were discontinued or replaced. In addition, the ramp-up of certain Chrysler applications, such as the new LH model, was slow in the second half of 1997, resulting in slower sales growth. This group continues to offer the greatest opportunity for growth into the next century because of the increased emphasis on improved operating efficiency and reduced emissions, both of which can be realized through improved engine air and fuel management. In addition, no single supplier or group of suppliers has a significant position in most aspects of air and fuel management, thus creating an opportunity to meet economic and emission requirements through system solutions.

In 1997, the Company's top 10 customers accounted for approximately 83% of total consolidated sales compared with 82% in 1996 and 86% in 1995. Ford continues to be the Company's largest customer, accounting for 43% of sales in 1997 compared to 42% and 41% of sales in 1996 and 1995, respectively. General Motors accounted for 20% of sales in 1997 compared to 21% and 25% of sales in 1996 and 1995, respectively. Sales to Chrysler significantly increased to 10% of sales in 1997 as a result of the Coltec Acquisition. They accounted for 9% of 1996 sales and 6% of 1995 sales.

Net earnings for 1997 totaled $103.2 million, or $4.35 per basic share and $4.31 per diluted share. Earnings were almost two and one-half times the 1996 level of $41.8 million. In 1996 the Company incurred a one-time after-tax charge of $35 million ($61.5 million on a pretax basis) for the loss on the sale of the North American manual transmission business. Excluding this charge, 1997 earnings were 34%, or $26.4 million, higher than 1996. The improvement in earnings was also helped by the elimination of the loss from the manual transmission business, which reported a $17 million pretax loss in 1996 and a $3 million pretax loss in 1995.

Gross margin continued to improve, with 1997 at 22.2% compared with 21.7% in 1996 and 21.4% in 1995. However, excluding the manual transmission business, the 1996 margin would have been 24.2%. The margin trend reflects the difficulty in achieving cost reductions and productivity improvements sufficient to offset both increases in costs and annual price reductions given to customers. Gains in profitability are the result of volume improvements and the partially fixed nature of certain elements of the cost structure. In 1997 price reductions to customers totaled approximately $18 million as compared with $10 million in 1996 and $8 million in 1995. To offset the impact of price reductions, the Company pursues offsetting reductions from its suppliers, improved productivity and changes in product design to remove cost and/or improve manufacturability. The ability of the Company to pass through its increased raw material and other costs to its OEM customers is also limited, with cost recovery less than 100% and often on a delayed basis.

Earnings before interest and taxes ("EBIT") improved to $182.5 million in 1997, a 33% increase over 1996 levels excluding the one-time manual transmission loss. The improvement was 18% excluding both the operating loss on the manual transmission business and the one-time manual transmission loss. The increase in volume more than offset the margin compression. The Company also benefited from an entire year of the Coltec Acquisition versus one-half year in 1996. Depreciation, excluding that related to the manual transmission business, was up $3 million due to increased capital spending in recent years. Selling, general and administrative expenses (S,G & A), although up by $9 million, represented only 7.5% of sales in 1997 versus 8% in 1996. The increase in spending was due to increased research and development spending which reached $59 million in 1997 compared with $54.4 million in 1996. The Company also spent $8 million on research projects which were reimbursed by customers. The minimal increase in the remainder of selling, general and administrative expenses reflected the Company's ability to control spending not directly related to products despite continuing revenue growth. The Company is committed to keeping its overall S,G & A spending in the 7.5% of sales range. At the same time, the Company is committed to spending on research and development as a key corporate strategy to develop proprietary new products, allowing it to remain competitive. In 1997 research and development spending represented 3.3% of sales versus 3.5% in 1996 and 2.8% in 1995. Major programs included new engine timing systems, powder metal sprockets, advanced 4WD systems, new air induction systems, advanced transmission solenoids, increased systems development for automatic transmissions, and advanced friction material research. The Company is in the process of formalizing its commitment to product leadership. Such a strategic direction could lead to increased research and development spending in the future.

Equity in affiliates and other income was up slightly in 1997 at $13.2 million versus $13.1 million in 1996. The Company's equity in the earnings of its 50% owned Japanese joint venture, NSK-Warner, was off slightly in U.S. dollars at $14 million versus $14.3 million in 1996. This was due to continued weakness of the Japanese yen, which in 1997 was 10% below 1996.

Included in EBIT for 1997 are certain transactions of a non-recurring or non-operating nature. The Company recorded a $4.3 million charge to reduce the value of certain joint venture investments in China and Korea. Approximately $3 million was spent to relocate product lines from one facility to another during 1997. Also during 1997 the Company reduced its reserve for loss on the sale of the manual transmission business by approximately $6 million as the result of favorable experience for certain elements of the reserve.

Interest expense and finance charges increased by $3.2 million in 1997. The Company incurred interest on its borrowing for the Coltec Acquisition for a full year in 1997 versus one-half year in 1996. In addition, interest was incurred for the Turbocharger Acquisition. Offsetting these items was a continuing reduction in interest rates on the Company's bank borrowings. Approximately 54% of the Company's debt has rates that fluctuate with the market.

Pretax earnings of $157.9 million were almost three times larger than 1996 earnings of $54.7 million. However, 1996 included $61.5 million for the loss on the sale of the manual transmission business. Excluding this loss and the $17 million loss from operations for that business, the gain in 1997 was 19%. This gain was the result of all the factors discussed above.

The effective tax rate for 1997 was 34.6% compared with a rate of 33.9% in 1996, excluding the manual transmission sale loss. The slight increase is due to relatively fewer foreign tax credits in 1997. The tax rate for both years was below the standard federal and state rates due to the realization of credits for research and development and foreign tax credits. This was partially offset by higher foreign tax rates in certain jurisdictions in which the Company operates.

1996 compared with 1995

The Company reported a 15.9% increase in sales in 1996, representing a growth rate significantly higher than that of world auto production. North American automotive production was flat for 1996, while Europe and Japan were up 4% and 2%, respectively. The sales improvement was the result of the Company's continued increase in content per vehicle through new products and systems as well as accelerated growth in air and fuel management systems through acquisitions. The Coltec Acquisition contributed $123 million in sales, or approximately 60% of the sales gain.

Powertrain Systems realized a $17.9 million increase in sales over 1995, a 3% improvement. Excluding the manual transmission business, which was sold in 1996, sales grew 17%. Manual transmission sales decreased $48 million or 33% as a result of the loss of the GM S-Truck business combined with declines in sales of high-performance five- and six-speed sporty cars. In the 4WD transfer case business, sales increased by $72 million, or 18%, due to the introduc-tion of new large transfer cases for the new Ford Expedition SUV and F-150 pick-up trucks. The Expedition features the Torque-On-Demand(R) transfer case called "Control Trac" by Ford. The growth in small transfer case volume slowed in 1996 as production of Ford's popular Explorer SUV was flat compared to the prior year due to Ford capacity constraints.

Automatic Transmission Systems experienced continued growth with a $27 million increase in sales over 1995. The increase included $23 million attributable to a full year of operations from the Precision Forged Products Division acquired in April 1995. The remainder of the increase was the result of volume gains, most notably in Korea, which experienced a market-driven volume increase of approximately 21%. Sales gains in 1996 were offset by price concessions of approximately $3.5 million. This group is a supplier to virtually every major automatic transmission manufacturer in the world and therefore is susceptible to market trends. In 1996 and 1995, the Company benefited from the move to four- and five-speed automatic transmissions.

The Morse TEC group again experienced 7% sales growth in 1996 despite a 3% decline due to weakening of the yen. The sales gain was attributable to increased volume from new timing chain system applications for both single and double overhead cam engines for passenger cars and light trucks. The increased use of these engines is due to a strong trend toward enhanced fuel economy and performance. Additionally, the group benefited from the initial sales of the MORSE GEMINI(TM) Chain System for all of GM's front-wheel drive automatic transmission applications used in mid-sized vehicles. Finally, in 1996 Morse TEC's Italian facility began to provide the engine timing chain system for Ford's new 4.0 liter overhead cam engine produced in Germany for the Ford Explorer.

Air/Fluid Systems' sales more than doubled, with a $151.2 million or 141% increase primarily due to the Coltec Acquisition, which contributed $123 million in sales, and the acquisition of Tulle (formerly referred to as Societe de l'Usine de la Marque ("SUM")), acquired at the end of 1995, which contributed $18 million to 1996 sales. These acquisitions position the Company to take advantage of the fast-growing air/fluid systems' market and to supply entire air management systems.

Net earnings of $41.8 million for 1996 included a $61.5 million one-time pretax charge for the loss on the sale of the North American manual transmission business, which, net of tax benefit of $26.5 million, resulted in an aftertax charge of $35 million, or $1.49 per basic share. Excluding this one-time charge, net earnings were $76.8 million, or $3.26 per basic share, a $2.6 million improvement over 1995 net earnings of $74.2 million, or $3.18 per basic share. The improvement in earnings was dampened by the operating results for the manual transmission business, which reported a pretax loss from operations of $17 million in 1996 compared to $3 million in 1995 ($.46 and $.09 per basic share losses, respectively).

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

Earnings before interest and taxes ("EBIT") were $76.1 million in 1996 compared to $125.4 million in 1995. Excluding the pretax loss of $61.5 million on the sale of the North American manual transmission business, EBIT increased $12.2 million to $137.6 million. The improvement resulted from increased sales due to both acquisitions and an overall increase in the core businesses of the Company as well as improved margins, offset by the operating loss from the manual transmission business. The Coltec Acquisition contributed $13 million to EBIT, whereas the manual transmission business negatively impacted EBIT by $14 million more in 1996 than in 1995. Depreciation increased $3.3 million in 1996 primarily as a result of acquisitions. Selling, general and administrative expenses increased to 8.0% of sales in 1996 from 7.4% of sales in 1995 primarily as a result of increased spending on research and development. Research and development expenses totaled $54.4 million in 1996, a $17.7 million increase over 1995. The increase is due to additional spending related to the Coltec businesses, accounting for $6.3 million, and to the maintenance and expansion of technological expertise in both products and processes in all of the Companys core businesses. Additionally, recovery from customers for research and development expenditures was lower in 1996 as it is becoming increasingly more difficult to recover costs from customers for prototypes. Research and development remains a key corporate strategy as the Company's ability to develop proprietary new products allows it to remain competitive.

Equity in affiliate earnings and other income decreased $5.5 million from 1995 to $13.1 million in 1996. The Companys earnings for NSK-Warner, a 50% owned joint venture in Japan, was $14.3 million in 1996 versus $19.0 million in 1995. Earnings were down primarily due to a weakening of the yen against the dollar and a slight decline in yen-denominated sales levels as a result of a sluggish Japanese economy.

Interest expense and finance charges increased by $7.2 million to $21.4 million in 1996 compared with $14.2 million in 1995. The increase is attributable to additional borrowings used to finance the Coltec Acquisition offset by lower market interest rates on the Companys outstanding bank borrowings.

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

Income taxes decreased from $37 million in 1995 to $12.9 million in 1996, an effective rate of 23.6% versus an effective rate of 33.3% in 1995. Income tax expense in 1996 includes a $26.5 million tax benefit on the pretax loss of $61.5 million for the manual transmission business sale, an effective rate of 43% as a result of recognizing differences between financial reporting and tax basis of the business sold. Other factors that caused the effective tax rate to be lower than the standard federal and state rates were realization of certain tax credits related to research and development and foreign operations. In 1995, the Company also realized similar types of credits along with a higher level of affiliate earnings which are recognized on an aftertax basis.

Financial Condition and Liquidity

Cash from operations for 1997 totaled $167.4 million primarily from earnings and depreciation. That compared with $177.9 million in 1996, which also reflected the $61.5 million loss on the manual transmission business. Despite an increase of almost 15% in revenues, the Company was able to keep its working capital at levels comparable to 1996. The Company acquired 63% of AG Kuhnle, Kopp & Kausch in October 1997. The acquisition was financed by borrowings under the Company's revolving credit facility. In addition the Company repurchased $10 million of its common stock. These transactions, net of cash from operating and investing activities, resulted in the $21 million increase in balance sheet debt.

Net working capital, excluding notes payable, cash and securities, increased by $24 million. Receivables increased by $34 million. Of the increase, $25 million came from the turbocharger business and the remainder reflected increased levels of business. Inventories increased by only $17 million, of which $14 million related to the turbocharger business. The base business has continued to improve its inventory management, enabling the Company to minimize its inventory growth. Prepayments and other current assets increased by $10 million. The increase was due to the net carrying value of the turbomachinery business acquired as part of the Turbocharger Acquisition. Accounts payable and accrued expenses increased by $4 million. The base business increased by $13 million and the turbocharger business added $14 million. These increases were offset by a decline in the accrual established for the sale of the manual transmission business. The decline resulted from spending related to the sale and changes in the estimates for future spending. As of December 31, 1997, the Company still has an accrual of $23 million related to this transaction, which is expected to be fully resolved by December 31, 1998. Net property, plant and equipment increased by $78 million. This was the result of $135 million in capital spending and $32 million related to the Turbocharger Acquisition, offset by $70 million in depreciation. Disposals and the impact of weaker foreign currencies, which resulted in property, plant and equipment from foreign units translating to fewer dollars, account for the remainder of the change.

As noted above, capital spending totaled $135 million in 1997, approximately twice the $70 million in depreciation. This compared with $92 million in spending in 1996 and $93 million in 1995. Approximately 70% of 1997 spending was expansion versus renewal and replacement, cost reduction and research and development related. Major projects in 1997 included increased capacity for larger transfer cases for Ford, programs at both Air/Fluid Systems and Automatic Transmission Systems for new Chrysler automatic transmissions, a new Morse TEC plant in Italy, new powder metal sprocket capability, continued spending for Mercedes-Benz transfer cases, additional connecting rod capacity, capacity for timing systems for new Chrysler 3.7 and 4.7 liter engines, and an Automatic Transmission Systems plant expansion. The Company was able to fund its increased spending from operations. For 1998 the Company anticipates that it will spend at similar levels as 1997 with some increase for the turbocharger business. Funds from operations, supplemented by available credit facilities, if necessary, should be adequate to fund 1998 capital requirements.

Investments and advances increased by $3 million. Affiliate earnings totaled $14 million. NSK-Warner had earnings of $14 million, while the Company's 39% owned Chinese joint venture incurred a small loss in 1997, which was offset by a small gain from the Warner-Ishi joint venture. Total dividends received from the ventures were approximately $5 million and changes in currency rates reduced investment by $10 million. Goodwill declined by $10 million as amortization exceeded the $6 million of goodwill related to the Turbocharger Acquisition. Deferred charges increased by $19 million due principally to spending on tooling, including $5 million for the Turbocharger Acquisition. Warranties and other liabilities increased by $9 million due principally to the increase in minority interest related to the Turbocharger Acquisition.

Equity increased by $65 million. Earnings were $103 million offset by dividends of $14 million and stock repurchases of $10 million. The currency translation component of equity decreased by $22 million as substantially all countries in which the Company conducts business realized a decline in their currency relative to the U. S. dollar. The minimum pension adjustment increased equity by $6 million as the Company's pension fund investments realized another year of outstanding performance.

Other Financial Matters

Sale of North American Manual Transmission Business

In 1996 the Company sold its North American manual transmission business to Transmisiones Y Equipos Mecanicos S.A. De C.V. The sale generated a pretax loss of $61.5 million, which net of a tax benefit of $26.5 million, resulted in a net charge of $35 million. As part of the accounting for the sale, the Company established an accrual of $47 million to cover costs related to the sale, including commitments to produce product for the purchaser over the transition period. As a result of favorable experience during 1997, the Company was able to reduce its accrual at the end of 1997 by $6 million. At December 31, 1997, the accrual balance was $23 million, which the Company believes is adequate for the remaining anticipated costs. Such remaining anticipated costs include warranty costs and the cost to reconfigure the Muncie, Indiana facility to support the remaining four-wheel drive business.

The decision to sell the business resulted from the recognition that all major North American OEMs have allied suppliers for their significant rear-wheel drive manual transmission applications, which left only niches open to the Company in North America. The business lost money in 1996 and 1995, on an operating basis, as a result of declining volumes, due both to the loss of the GM truck business in the third quarter of 1995 and declining volumes in the Company's remaining niche sporty and performance cars that utilize five- and six-speed manual transmissions. The business had sales of $100 million in 1996 and $148 million in 1995. In 1996, the Company incurred a $0.46 per basic share loss from the manual transmission business compared to $0.09 per basic share loss in 1995. Despite the sale, the Company plans to continue to implement its strategy to capitalize on manual transmission opportunities in developing markets in Asia.

Year 2000

The Company is in the process of reviewing its operations to remedy situations where electronic data processing equipment would fail to function as the Company approaches the year 2000. The review includes the assessment and remediation of business operating systems, the manufacturing operations themselves, customers and suppliers. The Company is participating in the program being coordinated by the Automotive Industries Action Group ("AIAG"), a group sponsored and supported by the three major U.S. automakers-Ford, Chrysler and General Motors. The AIAG effort consists of a survey to determine the areas in which a company needs to take action. This information will be employed to create a systematic action plan to remediate any deficiencies. The Company is engaged in an enterprise-wide compliance program and is in the process of appointing local coordinators for each business unit. Concurrent with this effort, the Company continues to update business operating systems at a number of its units to improve business operations and controls. As part of such upgrades, the Company is seeking certification from vendors that the software being put in place is compliant with year 2000 requirements. The Company anticipates that it will spend between $5 and $8 million on new systems in the next two years. The bulk of such spending is to implement system improvements and enhancements, with the year 2000 compliance as an added benefit. The incremental spending specifically related to year 2000 is not expected to be material to the Company's financial position or results of operations in any given year.

Environment

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 26 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities with a balance at December 31, 1997 of approximately $7.2 million. The Company expects this amount to be expended over the next three to five years.

In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement (the "Indemnity Agreement") which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. BW-Security has claimed that, under the Indemnity Agreement, the Company must indemnify it for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $3.3 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Security maintained a letter of credit for approximately $9 million (the "Letter of Credit") with respect to the principal portion of such environmental matters. The parties submitted the matter to arbitration and, on November 4, 1997, the Arbitrator ruled against the Company. The ruling was upheld by an arbitration panel on February 13, 1998. The Company plans to vigorously contest the arbitration award and plans to oppose any attempt by BW-Security to obtain a judgment based on the arbitration. The Company does not currently have information sufficient to determine the extent of its potential liability to BW-Security for indemnification of such liabilities.

In addition, on January 27, 1998, the Company filed a lawsuit in the Circuit Court of Cook County, Illinois against BW-Security and certain others, alleging, among other things, breach of fiduciary duty and breach of contract in connection with the apportionment of environmental liabilities and assets in the Spin-Off. While the Company intends to pursue its claims vigorously and believes such claims to be valid, it is too early in the proceedings to determine the likelihood of success in this litigation. Both parties have agreed to mediate this dispute.

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

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. These statements are effective for fiscal years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows. The Company is assessing the impact of SFAS 131 on its future reporting.

Other Matters

Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and elsewhere in this Annual Report are "forward-looking statements" as contemplated by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results experienced, projected or implied by such forward-looking statements. The Cautionary Statements at
Exhibit 99.1 to the Company's Form 10-K for the fiscal year ended December 31, 1997 as filed with the Securities and Exchange Commission are incorporated into this MD&A and Annual Report by reference. Investors are specifically referred to such Cautionary Statements for a discussion of risk factors and uncertainties.



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

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Companys internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Companys system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1997, the Companys system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

The Companys Finance and Audit Committee, composed entirely of directors of the Company who are not employees, meets periodically with the Companys management and independent auditors to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. To guarantee independence, the Finance and Audit Committee and the independent auditors have unrestricted access to each other with or without the presence of management representatives.

John F. Fiedler
Chairman and Chief Executive Officer

William C. Cline
Vice President and Controller

January 30, 1998





Independent Auditors Report

The Board of Directors and Stockholders of Borg-Warner Automotive, Inc.

We have audited the consolidated balance sheets of Borg-Warner Automotive, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Automotive, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Chicago, Illinois
January 30, 1998
(February 13, 1998 as to the third paragraph of Note 4)




Consolidated Statements of Operations

Borg-Warner Automotive, Inc. and Consolidated Subsidiaries
[millions of dollars except per share amounts]
For the Year Ended December 31,    1997      1996      1995
                                   ------    ------    ------
Net sales                          $1,767.0  $1,540.1  $1,329.1
Cost of sales                       1,375.4   1,205.5   1,044.9
Depreciation                           70.4      71.3      68.0
Selling, general and administrative
 expenses                             132.0     122.7      97.8
Minority interest                       3.2       2.6       2.0
Goodwill amortization                  16.7      13.5       9.6
Loss on sale of business                 -       61.5        -
Equity in affiliate earnings and other
 income                               (13.2)    (13.1)    (18.6)
                                     --------  ---------  -------
    Earnings before interest expense,
     finance charges and income taxes 182.5      76.1     125.4
Interest expense and finance charges   24.6      21.4      14.2
    Earnings before income taxes      157.9      54.7     111.2
Provision for income taxes             54.7      12.9      37.0
                                    --------   --------  -------
Net earnings                       $  103.2  $   41.8  $   74.2
                                   =========   ======== =========



Net earnings per share
    Basic                          $   4.35  $   1.77  $   3.18
    Diluted                        $   4.31  $   1.75  $   3.15
                                   ========= ========  =========
Average shares outstanding (thousands)
    Basic                            23,683    23,564    23,303
    Diluted                          23,934    23,830    23,570
                                   =========  ========  ========

See accompanying notes to consolidated financial statements.



Consolidated Balance Sheets


Borg-Warner Automotive, Inc. and Consolidated Subsidiaries
[millions of dollars]  December 31,     1997      1996
                                        ------    ------
Assets
Cash                                    $   10.6  $    6.8
Short-term securities                        2.8       4.7
Receivables                                158.6     124.6
Inventories                                108.0      91.1
Deferred income tax asset                    8.5      17.8
Prepayments and other current assets        18.4       8.1
                                        ----------   --------
    Total current assets                   306.9     253.1
Land                                        21.6      22.5
Buildings                                  195.2     183.7
Machinery and equipment                    657.3     591.5
Capital leases                               5.5       6.5
Construction in progress                    91.6      58.9
                                        ---------   ---------
                                           971.2     863.1
Less accumulated depreciation              359.5     328.9
                                        ---------   ---------
    Net property, plant and equipment      611.7     534.2
Investments and advances                   132.9     135.9
Goodwill                                   545.6     555.7
Deferred income tax asset                   20.6      35.4
Other noncurrent assets                    118.6     109.3
                                        ---------   ---------
    Total other assets                     817.7     836.3
                                        ---------  ----------
        Total Assets                    $1,736.3   $1,623.6
                                        =========  ===========
Liabilities and Stockholders' Equity
Notes payable                           $   67.7  $   38.0
Accounts payable and accrued expenses      273.6     269.3
Income taxes payable                        53.9      30.6
                                        ---------   ----------
    Total current liabilities              395.2     337.9
Long-term debt                             270.4     279.3
Long-term liabilities:
    Retirement-related liabilities         314.0     326.8
    Other                                   42.3      43.8
                                        ----------  ----------
    Total long-term liabilities            356.3     370.6
Minority stockholders' interest in
  consolidated subsidiaries                 20.7       7.0
Capital stock:
    Preferred stock, $.01 par value;
     authorized shares:5,000,000;none issued  -        -
    Common stock, $.01 par value;
     authorized shares:50,000,000;issued
     shares: 1997, 23,753,365; 1996, 23,585,840;
     outstanding shares: 1997, 23,542,765; 1996,
     23,585,840                              0.2        0.2
    Non-voting common stock, $.01 par value;
     authorized shares: 25,000,000; issued and
     outstanding shares: 1997, 1,500; 1996,
     59,000                                    -          -
Capital in excess of par value              566.0      563.9
Retained earnings                           150.7       61.8
Cumulative translation adjustment           (11.3)      10.3
Minimum pension liability adjustment         (1.7)      (7.4)
                                           ---------  ---------
Common stock held in treasury, at cost: 1997,
 210,600 shares; 1996, none                  (10.2)        -
Total stockholders' equity                   693.7      628.8
                                            --------  ---------
 Total Liabilities and Stockholders'Equity $ 1,736.3  $1,623.6
                                            ========= =========
See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows

Borg-Warner Automotive, Inc. and Consolidated Subsidiaries
[millions of dollars]
For the Year Ended December 31,         1997      1996      1995
                                        --------  -------  --------
Operating
Net earnings                            $103.2    $  41.8   $  74.2
Adjustments to reconcile net earnings to
 net cash flows from operations:
Non-cash charges (credits) to operations:
    Depreciation                          70.4       71.3      68.0
    Goodwill amortization                 16.7       13.5       9.6
    Loss on sale of business                 -       61.5         -
    Deferred income tax provision         24.1      (12.4)     (0.9)
    Other, principally equity in
     affiliate earnings                 (11.8)      (14.8)    (19.2)
Changes in assets and liabilities, net
 of effects of acquisitions and dispositions:
    (Increase) decrease in receivables  (13.6)        4.0       6.9
    Increase in inventories              (8.9)       (8.7)     (6.5)
    (Increase) decrease in prepayments
     and other current assets            (1.3)        3.5       1.9
    Increase (decrease) in accounts
     payable and accrued expenses        (3.9)        7.5     (28.6)
    Increase in income taxes payable     23.9         4.2       2.7
    Net change in other long-term assets
     and liabilities                    (31.4)        6.5       4.1
                                        ---------  ----------  --------
        Net cash provided by operating
         activities                     167.4       177.9     112.2
Investing
Capital expenditures                   (135.1)      (91.9)    (92.5)
Investment in affiliates                 (0.1)       (0.5)     (0.9)
Payments for businesses acquired        (42.4)     (287.8)    (46.5)
Proceeds from sale of businesses          5.8        20.3        -
Proceeds from other assets                2.7         8.1      15.6
                                        ---------- --------- ---------
        Net cash used in investing
         activities                     (169.1)    (351.8)   (124.3)
Financing
Net increase (decrease) in notes payable  31.8       (7.4)       4.0
Additions to long-term debt               37.6      192.4       20.0
Reductions in long-term debt             (42.5)        -         -
Payments for purchase of treasury stock  (10.2)        -         -
Proceeds from options exercised            2.1        2.6        5.0
Dividends paid                           (14.3)     (14.1)     (13.9)
                                        ---------- --------- ---------
        Net cash provided by financing
         activities                        4.5       173.5      15.1
Effect of exchange rate changes on cash
 and cash equivalents                     (0.9)       (0.2)     (5.8)
                                        --------- -----------  --------
Net increase (decrease) in cash and cash
 equivalents                               1.9        (0.6)     (2.8)
Cash and cash equivalents at beginning of
  year                                    11.5         12.1      14.9
                                        -----------  ---------  ---------
Cash and cash equivalents at end of year $ 13.4     $  11.5   $  12.1
                                        =========== =========== =========
Supplemental Cash Flow Information
Net cash paid during the year for:
    Interest                             $ 27.1     $  20.8   $  15.2
    Income taxes                           28.9        33.4      31.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Borg-Warner Automotive, Inc.
and Consolidated Subsidiaries
For the Three Years Ended December 31, 1997


       Number of Shares    [millions of dollars]    Stockholders' Equity
        -------------    ---------------------------------------------------
       Outstanding
        --------------                                        Minimum
          Issued      Common   Issued Capital in         Cumulative pension
          common      stock in common excess of Retained translationliability
           stock       treasury stock  par value earnings adjustment adjustment
             ----   -------- ------ --------  -------- ---------- ----------
Balance,
January 1,1994 23,138,209 (16,026) $0.2    $562.9   $(33.6)    $ 25.2    $(19.4)
               ========== ========  =====  =======   ======    =======   ======
 Net income              -         -    -         -     74.2          -   -
 Dividends declared      -         -    -      (7.4)    (6.5)         -    -
 Shares issued under
  stock option plans328,847   16,026    -       4.6       -           -    -
 Adjustment for minimum
  pension liability      -         -    -         -       -           -    2.7
 Currency translation
  adjustment             -         -    -         -       -        (2.9)    -
               --------   ------  -----   -------  -------   --------  ------
Balance,
December 31,1995 23,467,056     -    $0.2  $560.1   $34.1      $ 22.3   $(16.7)
               =========   =======   ===== ======   ========  ========  =======
 Net income              -         -    -       -       41.8          -    -
 Dividends declared      -         -    -       -      (14.1)         -    -
 Shares issued under stock
  option plans      177,784        -    -      3.8        -           -    -
 Adjustment for minimum
  pension liability      -         -    -       -         -           -    9.3
 Currency translation
  adjustment             -         -    -       -         -       (12.0)    -
                 --------  --------   ----- ------   -------    -------- ------
Balance,
December 31,1996 23,644,840        -    $0.2  $563.9    $61.8    $ 10.3  $ (7.4)
                 ==========  ========  ====== ======   ========  =======  ======
 Net income              -         -    -      -        103.2    -         -
 Dividends declared      -         -    -      -        (14.3)   -         -
 Shares issued under
  stock option
  plans             110,025    1,500    -      2.1        -      -
 Adjustment for minimum
  pension liability      -         -    -      -          -      -       5.7
 Purchase of treasury
  stock                  -   (212,100)  -      -          -      -         -
  Currency translation
  adjustment             -         -    -      -          -    (21.6)      -
                    -------   -------  ------  ------   ------- -------- -------
Balance,
December 31,1997   23,754,865 (210,600) $0.2   $566.0  $150.7 $(11.3)   $(1.7)
                  =========== ========= ====== ======= ======= ======== ========

[table continued]

[millions of dollars]    Stockholders' Equity
--------------------------------------------------------
                         Treasury
                         Stock
                         --------
Balance,
January 1,1994           $(0.4)
                         ======
 Net income                -
 Dividends declared        -
 Shares issued under
  stock option plans       0.4
 Adjustment for minimum
  pension liability         -
 Currency translation
  adjustment                -
                         -------
Balance,
December 31,1995            -
                         =======
 Net income                 -
 Dividends declared         -
 Shares issued under stock
  option plans              -
 Adjustment for minimum
  pension liability         -
 Currency translation
  adjustment                -
                         -------
Balance,
December 31,1996            -
                         =======
 Net income                 -
 Dividends declared         -
 Shares issued under
  stock option
  plans                     -
 Adjustment for minimum
  pension liability         -
 Purchase of treasury
  stock                  (10.2)
  Currency translation
  adjustment                -
                         -------
Balance,
December 31,1997        $(10.2)
                        =========

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Borg-Warner Automotive, Inc. and Consolidated Subsidiaries

Introduction

Borg-Warner Automotive, Inc. (the "Company") was a wholly owned subsidiary of Borg-Warner Security Corporation ("BW-Security") until January 27, 1993, at which time it was distributed to the stockholders of BW-Security in a tax-free distribution (the "Spin-Off").

The Company is a leading, global supplier of highly engineered systems and components, primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport utility vehicles and light trucks. The Company, which operates 36 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major OEM in the world. Its products fall into four operating groups: Automatic Transmission Systems, Air/Fluid Systems, Morse TEC and Powertrain Systems. The Company has not finalized its plans concerning integration and product grouping for its acquisition of 63% of AG Kuhnle, Kopp & Kausch, see Note 14.


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

Accounts receivable

In 1996, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $86 million to $102 million. Accounts receivable are recorded net of this agreement, under which $100 million was sold at December 31, 1997 and $102 million was sold at December 31, 1996. The agreement extends to January 1999.

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

Earnings per share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share; it is effective for financial statements issued for periods ending after December 15, 1997 and requires retroactive application to all prior periods presented. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 251,000, 266,000 and 267,000 for 1997, 1996, and 1995, respectively, due to the effects of stock options and shares issuable under an executive stock performance plan.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. These statements are effective for fiscal years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows. The Company is assessing the impact of SFAS 131 on its future reporting.


Note 2 Balance Sheet Information

Detailed balance sheet data are as follows:
[millions of dollars]

                                   December 31,
                                   1997      1996
                                   ------    --------
Receivables:
  Customers                        $118.6    $ 77.4
  Other                              42.2      48.8
                                   --------  -------
                                    160.8     126.2
  Less allowance for losses           2.2       1.6
                                   --------  -------
    Net receivables                $158.6    $124.6
                                   ======== ========
Inventories:
  Raw material                    $  53.9    $ 43.5
  Work in progress                   33.9      30.9
  Finished goods                     20.2      16.7
                                   -------  --------
    Total inventories              $108.0    $ 91.1
                                   ======= =========
Investments and advances:
  NSK-Warner                       $124.1    $127.1
  Other                               8.8       8.8
                                   -------  --------
    Total investments and advances $132.9    $135.9
                                   ======= =========
Other noncurrent assets:
  Deferred pension assets          $ 42.0    $ 49.5
  Deferred tooling                   59.3      38.9
  Other                              17.3      20.9
                                   -------- --------
    Total other noncurrent assets  $118.6    $109.3
                                   ======== =========

Accounts payable and accrued expenses:
  Trade payables                   $166.7    $143.5
  Payroll and related                33.3      27.0
  Insurance                          18.3      10.9
  Retirement benefits                 8.0       9.4
  Accrued costs related to manual
    transmission sale                22.8      46.7
  Other                              24.5      31.8
                                   -------  ---------
    Total accounts payable and
      accrued expenses             $273.6    $269.3
                                   ======== ==========
Other long-term liabilities:
  Environmental reserve            $  7.2    $  8.9
  Other                              35.1      34.9
                                   -------- ----------
   Total other long-term liabilities$ 42.3   $ 43.8
                                   ======== ===========

Inventory held by U.S. operations was $69.7 million in 1997 and $68.8 million in 1996. Inventories, if valued at current cost instead of LIFO, would have been greater by $8.7 million in 1997 and $11.3 million in 1996.

Dividends received from affiliates accounted for under the equity method totaled $4.8 million in 1997, $5.0 million in 1996 and $6.5 million in 1995.

Accumulated amortization related to capital leases amounted to $4.3 million in 1997 and $4.7 million in 1996. Accumulated amortization of goodwill amounted to $101.4 million in 1997 and $92.8 million in 1996.

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

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended March 31, 1997, 1996 and 1995:

[millions of dollars]              1997      1996      1995
                                   ------    -------   ------
Balance sheet:
  Current assets                   $145.7    $156.5    $168.4
  Noncurrent assets                 124.7     152.0     187.6
  Current liabilities                74.1      85.8      99.4
  Noncurrent liabilities              8.1      11.1      17.2
Statement of operations:
  Net sales                        $296.5    $334.7    $327.8
  Gross profit                       82.6      91.8      95.9
  Net income                         29.0      32.3      35.0


Note 3 Commitments

The Company is committed to pay rents on non-cancelable leases with terms exceeding one year. Rental amounts committed for future years are summarized at December 31, 1997 as lows:

                              Operating Capital
Year  [millions of dollars]   Leases     Leases    Total
------                        -------  ---------  --------
1998                          $ 5.5       $1.9    $ 7.4
1999                            4.7        0.7      5.4
2000                            4.1        0.9      5.0
2001                            3.5        2.3      5.8
2002                            2.4        0.2      2.6
2003 and after                  5.1        1.6      6.7
                              -------    --------  -------
   Total                      $25.3       $7.6    $32.9
                              =======   ========  ========

Total rental expense amounted to $7.8 million in 1997, $8.6 million in 1996 and $7.5 million in 1995. Future capital lease rental payments include interest expense of $2.1 million and principal payments of $5.5 million.


Note 4 Contingent Liabilities

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 26 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities with a balance at December 31, 1997 of approximately $7.2 million. The Company expects this amount to be expended over the next three to five years.

In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement (the "Indemnity Agreement") which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. BW-Security has claimed that, under the Indemnity Agreement, the Company must indemnify it for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $3.3 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Security maintained a letter of credit for approximately $9 million (the "Letter of Credit") with respect to the principal portion of such environmental matters. The parties submitted the matter to arbitration and, on November 4, 1997, the Arbitrator ruled against the Company. The ruling was upheld by an arbitration panel on February 13, 1998. The Company plans to vigorously contest the arbitration award and plans to oppose any attempt by BW-Security to obtain a judgment based on the arbitration. The Company does not currently have information sufficient to determine the extent of its potential liability to BW-Security for indemnification of such liabilities.

In addition, on January 27, 1998, the Company filed a lawsuit in the Circuit Court of Cook County, Illinois against BW-Security and certain others, alleging, among other things, breach of fiduciary duty and breach of contract in connection with the apportionment of environmental liabilities and assets in the Spin-Off. While the Company intends to pursue its claims vigorously and believes such claims to be valid, it is too early in the proceedings to determine the likelihood of success in this litigation. Both parties have agreed to mediate this dispute.

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

The Company has guaranteed borrowing capacity up to $3.5 million of affiliate operations as of December 31, 1997 of which $1.7 million was outstanding at the end of the year.










Note 5 Notes Payable and Long-Term Debt

Following is a summary of notes payable and long-term debt.


                         December 31, 1997        December 31,1996
                         -------------------      --------------------
[millions of dollars]    Current   Long-term      Current   Long-term
                         -------   ---------      -------  -----------
Bank borrowings          $36.1     $ 94.9         $17.9      $ 56.5
Bank term loans due
  through 2002 (at an
  average rate of 5.2%
  in 1997 and 5.4%
  in 1996; and 6.1%
  at December 1997)      30.2       21.8           20.0        67.2
7% Senior Notes
  due 2006, net of
  unamortized discount    -        149.6            -         149.6
Capital lease liabilities
  (at an average rate
  of 6.5% in 1997 and
  6.6% in 1996)          1.4         4.1            0.1         6.0
                         --------  ---------      --------    -------
Total notes payable
  and long-term debt     $67.7     $270.4          $38.0      $279.3
                         ======== ==========      ========   =========


Annual principal payments required as of December 31, 1997 are as follows (in millions of dollars):

1998           $ 67.7
1999              0.5
2000              6.3
2001            109.4
2002              0.1
after 2003      154.1


In October 1996, the Company amended its existing revolving credit facility. Major changes included increasing the amount of the facility from $300 million to $350 million, extending the maturity of the facility from 1999 to 2001 and releasing the subsidiaries' guaranties of the credit facility. At December 31, 1997, $25.0 million of borrowings under the facility were outstanding; whereas, at December 31, 1996 the facility was unused. The facility remains fully available through September 30, 2001.

The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

On November 5, 1996, the Company issued $150 million of 7% senior unsecured notes due 2006. Interest is payable semiannually on May 1 and November 1. The indenture contains certain covenants including, among others, covenants limiting liens, sale/leaseback transactions, mergers and the sale of substantially all of the Company's assets.

Bank term loans of $52.0 million outstanding at December 31, 1997 are subject to annual reductions of $30.2 million in 1998, $0.2 million in 1999, $5.8 million in 2000, $15.7 million in 2001, and $0.1 million for 2002 and thereafter.


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

Retirement benefit expense amounted to $47.2 million, $47.3 million and $46.0 million in 1997, 1996 and 1995, respectively. This expense includes postretirement life insurance and medical benefits of $23.1 million, $24.1 million and $22 million in 1997, 1996 and 1995, respectively. Also included are defined contribution plan expenses of $19.0 million, $15.6 million and $13.3 million in 1997, 1996 and 1995, respectively, and pension expenses for miscellaneous foreign units of $1.6 million, $1.4 million and $1.9 million in 1997, 1996 and 1995, respectively.

In addition to the retirement benefit expense above, in 1996 the Company recognized a $5.0 million partial curtailment loss from the sale of the North American manual transmission business.

Reconciliation of the funded status of the U.S. and foreign defined benefit pension plans with related amounts included in the balance sheets follows:

                         December 31, 1997   December 31,1996
                         ------------------  -------------------
                         Over-     Under-    Over-     Under-
                         funded    funded    funded    funded
[millions of dollars]    Plans     Plans     Plans     Plans
Actuarial present value
  of benefit obligations:
Vested benefits          $109.0    $198.5    $ 87.8    $180.4
Non-vested benefits         1.5      32.6       0.7      29.3
                         -------   --------- --------- ---------
Accumulated benefit
  obligations             110.5     231.1      88.5     209.7
Effect of projected future
  compensation levels       7.9       3.3       7.1       3.8
                         --------  --------- --------- ---------
Projected benefit obligation118.4   234.4      95.6     213.5
Plan assets at fair value   161.7   177.5     127.5     143.7
                         --------  ---------  -------- ----------
Assets in excess of
  (less than) projected
  benefit obligation         43.3  (56.9)      31.9     (69.8)
Unamortized net (asset)
  liability from transition  (2.1)   0.9       (2.4)      1.2
Unrecognized net (gain) loss (1.6)   0.3        7.6      19.7
Unrecognized prior
  service cost                1.4    5.0        1.5      11.4
Adjustment required
   to recognize
   minimum liability            -   (3.9)         -     (28.3)
Liability included in the net
   carrying value of the
   acquired turbomachinery
   business                     -   11.6           -        -
                           ------- ---------  ---------- ---------
Net asset (liability) on
  balance sheets           $ 41.0  $(43.0)    $ 38.6   $ (65.8)
                         ======== ========== ========= ==========

Funding is based on requirements set forth by ERISA as well as requirements imposed by collective bargaining agreements.

As part of the Spin-Off in 1993, the Company agreed with the PBGC to make an additional $17.5 million contribution to an underfunded pension plan in 1993 and make a supplemental contribution of $1 million per year for the next 10 years.

Assets held in trust for the defined benefit plans are comprised of marketable equity and fixed income securities and real estate.

Net periodic pension expense was comprised as follows:
[millions of dollars]

Year ended December 31,       1997      1996      1995
                              -------  -------- ----------
Service cost                  $  4.5    $  4.3    $  3.2
Interest cost                   21.8      21.4      21.1
Actual return on assets        (68.6)    (32.8)    (55.8)
Net amortization and deferrals  45.8      13.3      40.3
                              --------  ---------  --------
Net periodic pension cost     $  3.5    $  6.2    $  8.8
                              ======== ========== ===========

The Company's assumptions used as of December 31, 1997, 1996 and 1995 in determining the pension cost and pension liability shown above were as follows:
[percent]

                                   1997      1996      1995
                                   -------   -------   --------
U.S. plans:
  Discount rate                    7.0       7.5       7.25
  Rate of salary progression       4.5       4.5       4.5
  Long-term rate of return on assets9.5      9.5       9.5
Foreign plans:
  Discount rate                    6.0-6.75  6.0-7.5   7.0-7.5
  Rate of salary progression       2.5-5.5   3.0-6.0   3.5-6.0
  Long-term rate of return
    on assets                      6.0-7.0   7.75      7.75

Net periodic postretirement benefit cost was comprised as follows:

[millions of dollars]
Year ended December 31,            1997      1996      1995
                                   --------  -------   -------
Service cost                       $ 4.1     $ 4.4     $ 2.7
Interest cost                       19.0      19.7      19.3
                                   --------  -------- ---------
Net periodic postretirement
  benefit cost                     $23.1     $24.1     $22.0
                                   ======== ========= =========

Reconciliation of the actuarial present value of post retirement benefit obligations of the U.S. plans with the related liability included in the balance sheets follows:

[millions of dollars]         December 31,   1997      1996
                                             ------    -------
Actuarial present value of postretirement
  benefit obligations:
Retirees                                     $172.9    $169.7
Other fully eligible participants              29.9      32.2
Other active participants                      68.4      59.3
                                             --------  --------
Accumulated postretirement
  benefit obligation                          271.2     261.2
Unrecognized gain (loss)                       (1.0)      1.7
Unrecognized prior service cost                 0.2       0.3
Net liability on balance sheets              $270.4    $263.2
                                             ======== ==========
Assumed discount rate (percent)                 7.0       7.5

As of December 31, 1997, the actuarial present value of postretirement medical and life insurance benefits was calculated using assumptions of medical inflation of 6.25% in 1998, descending to a 5.25% annual rate by 1999. As of December 31, 1996, the amount was calculated using assumptions of medical inflation of 7.25% in 1997, descending to a 5.25% annual rate by 1999. A one percentage point increase in the assumed medical inflation rate at December 31, 1997 would have increased the accumulated benefit obligation, service cost and interest cost by approximately $35.2 million, $1.1 million and $2.5 million, respectively.


Note 7 Operations Outside the United States

The Company's equity in net earnings of consolidated subsidiaries located outside the United States was $29.9 million in 1997, $17.6 million in 1996 and $18.7 million in 1995. Such amounts do not include the Company's equity in earnings of non-U.S. affiliates. The Company's equity in the net assets of these consolidated subsidiaries is summarized as follows:

[millions of dollars] December 31, 1997      1996
                                   ------- ---------
Current assets                     $121.2    $ 81.4
Noncurrent assets                   200.5     153.5
                                   --------- --------
  Total assets                      321.7     234.9
Current liabilities                 115.2      66.4
Noncurrent liabilities               90.5      95.6
                                   --------- ---------
  Net assets before minority interest116.0     72.9
Minority interest                     20.7      7.0
                                   ---------- ---------
  Equity in net assets              $ 95.3   $ 65.9
                                   ========= ==========

At December 31, 1997 and 1996, current liabilities included debt of $36.3 million and $15.7 million and noncurrent liabilities included debt of $20.7 million and $35.8 million, respectively.


Note 8 Equity in Affiliate Earnings and Other Income

Items included in equity in affiliate earnings and other income consist of:
[millions of dollars]

Year ended December 31,            1997      1996      1995
                                   -------  --------- ---------
Equity in affiliate earnings       $14.0      $14.3     $19.2
Interest income                      0.4        0.3       0.4
Loss on asset disposals, net        (3.7)      (2.4)     (1.0)
Other                                2.5        0.9         -
                                   -------   --------  --------
                                   $13.2      $13.1     $18.6
                                   ======= =========   =========

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

Sales, transfers between geographic areas, operating profit and identifiable assets by major geographic area, in millions of dollars, are summarized as follows:


Year ended December 31,            1997      1996      1995
                                   -------- -------- ---------
Sales:
  United States                    $1,485.2  $1,309.2  $1,114.8
  Europe                              188.5     142.3     125.8
  Other foreign                        93.3      88.6      88.5
                                   --------- --------- ---------
    Total                          $1,767.0  $1,540.1  $1,329.1
                                   ======== ========= ==========

Included in U.S. sales are export sales of $204 million in 1997, $191 million in 1996 and $140 million in 1995.


Year ended December 31,            1997      1996      1995

                                 -------   --------  -------
Transfers between geographic areas:
  United States                    $17.0     $17.6     $ 13.4
  Europe                             9.9       8.5        7.1
  Other foreign                      7.8       4.0        3.8
                                   ------- --------  ----------
    Total                          $34.7     $30.1      $24.3
                                   ======= ========= ==========

Year ended December 31,            1997      1996       1995
                                   --------  --------  --------
Operating profit:
  United States                    $149.1    $108.1    $ 83.4
  Europe                             13.4       8.6      11.4
  Other foreign                      30.8      25.6      26.3
                                   --------- --------- ---------
    Total                           193.3     142.3     121.1
Other expenses, net (including
  corporate headquarters expense
  of $13.1 million, $12.3 million and
  $12.4 million for 1997, 1996 and
  1995, respectively)              (25.2)    (19.3)    (15.3)
Loss on sale of business              -      (61.5)       -
Interest income and equity
  in affiliate earnings             14.4      14.6      19.6
Interest expense and finance charges(24.6)   (21.4)    (14.2)
Earnings before income taxes        157.9     54.7     111.2
Income taxes                        (54.7)   (12.9)    (37.0)
                                   -------  --------   -------
Net earnings                       $103.2   $ 41.8    $ 74.2
                                   ======== ======== ==========


December 31,                            1997      1996
                                        ------    ------
Identifiable assets:
  United States                         $1,230.3  $1,173.1
  Europe                                   257.2     156.3
  Other foreign                             78.8      86.7
                                        ----------  --------
    Total assets of operations           1,566.3   1,416.1
Affiliates at equity                       127.0     130.4
General corporate assets                    57.3      90.3
Consolidation   elimination                (14.3)    (13.2)
                                        --------  ---------
    Total                               $1,736.3  $1,623.6
                                        ========= =========

Sales to major customers

Consolidated sales included sales to Ford Motor Company of approximately 43%, 42% and 41%; to General Motors Corporation of approximately 20%, 21% and 25%; and to Chrysler Corporation of approximately 10%, 9% and 6% for the years ended December 31, 1997, 1996 and 1995, respectively. No other single customer accounted for 10% or more of consolidated sales in any year between 1995 through 1997. Such sales consisted of a variety of products to a variety of customer locations worldwide.

Note 10 Stock Incentive Plans

Stock option plans

In connection with the Spin-Off, in January 1993 each outstanding option under the BW-Security stock option plan was exchanged for options to purchase the same number of post-Spin-Off shares of the Company's common stock at prices equal to 50% of the pre-Spin-Off exercise price. Options granted prior to the Spin-Off to purchase common stock of the Company under this plan carry exercise prices ranging from $5.00 to $18.83 per share, equal to the market price of the Company's common stock on the date of grant. The 121,914 outstanding options at December 31, 1997 are fully vested. As of July 1997, the remaining 147,818 options available for grant expired. No additional options are available for grant under this plan.

In 1993, the Company adopted a stock option plan that authorizes the grant of options to purchase 500,000 shares of the Company's common stock. Options granted to date under this plan carry exercise prices ranging from $22.50 to $57.31 per share, equal to the market price of the Company's common stock on the date of grant. The options vest over periods up to three years based upon employment and have a term of ten years from date of grant. There are 349,275 outstanding options at December 31, 1997. In 1998, the Company will seek approval from stockholders for an additional 1,000,000 options to be authorized for grant. In anticipation of such approval, the Company provisionally granted 113,000 options in July 1997. The tables below assume that such approval will be granted.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock options grants.

A summary of the two plans' shares under option at December 31, 1997, 1996 and 1995 follows:

                                   Shares    Weighted-average
1997 (thousands)                             exercise price
Outstanding at beginning of year   461       $21.57
  Granted                          130       53.48
  Exercised                       (111)      19.14
  Forfeitures                      (9)       35.34
Outstanding at end of year         471       30.72
Options exercisable at year-end    323
Shares available for future grants 973
                                   Shares    Weighted-average
1996 (thousands)                             exercise price
Outstanding at beginning of year   632       $19.39
  Granted                           16       32.41
  Exercised                       (178)      14.72
  Forfeitures                       (9)      23.09
Outstanding at end of year         461       21.57
Options exercisable at year-end    395
Shares available for future grants 242
                                   Shares    Weighted-average
1995 (thousands)                             exercise price
Outstanding at beginning of year   987       $17.66
  Granted                           16       25.43
  Exercised                       (345)      14.69
  Forfeitures                      (26)      19.65
Outstanding at end of year         632       19.39
Options exercisable at year-end    384
Shares available for future grants 249


The following table summarizes information about the options outstanding at December 31, 1997:

                                        Options Outstanding
                                        ---------------------
                                   Weighted-
                    Number         average             Weighted-
Range of            outstanding    remaining           average
exercise prices     (thousands)    contractual life    exercise price
$ 5.00              9              0.3                 $ 5.00
$13.91-18.83        113            3.4                 17.78
$22.50-25.00        192            5.7                 24.82
$25.31-38.94        37             7.8                 30.55
$40.44-57.31        120            9.6                 54.28
                    -----          -----               ------
$ 5.00-57.31        471            6.2                 30.72
                    =====          =====               =======

                                   Options Exercisable
                                   --------------------
                    Number         Weighted-
Range of            exercisable    average
exercise prices     (thousands)    exercise price
$ 5.00              9              $ 5.00
$13.91-18.83        113            17.78
$22.50-25.00        192            24.82
$25.31-38.94        9              25.74
$40.44-57.31        -              -
                    -----          ------
$ 5.00-57.31        323            21.82
                    ======         =======

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996, and 1995.

                              1997      1996      1995
                              -------  --------  --------
Risk-free interest rate       6.35%     5.73%     7.21%
Dividend yield                1.67%     1.88%     2.12%
Volatility factor             27.64%    27.62%    27.83%
Weighted average expected life7 years   7 years   7 years


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share are as follows:

                                   1997      1996      1995
                                   ------   -------   --------
Net earnings - as reported         $103.2    $41.8     $74.2
Net earnings - pro forma            102.9     41.8      74.2
Earnings per share -
  as reported (basic)                4.35      1.77     3.18
Earnings per share -
  as reported (diluted)              4.31      1.75     3.15
Earnings per share-pro forma(basic)  4.34      1.77     3.18
Earnings per share-pro forma(diluted)4.30      1.75     3.15
Weighted average fair value of
  options granted during the year    19.60     10.81    9.49

Executive stock performance plan

The Company has an executive stock performance plan which provides payouts at the end of a three-year period based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the first three-year measurement period, which ended December 31, 1997, the amount earned under the plan and accrued over the three-year period was $3.0 million. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.


Note 11 Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 1997 and 1996 interim results of operations. Certain 1996 quarterly amounts have been reclassified to conform to the annual presentation.

               1997                            1996
               ----                            -----
               Quarter Ended                   Quarter Ended
[millions of   March June Sept. Dec. Year      March June Sept.Dec. Year
dollars except  31    30   30   31   1997      31    30   30   31   1996
per amounts]   ----  ---- ----- ---- -----     ---- ----- ---- ---- -----

Net sales      $443.5$449.7$406.8$467.0 $1,767.0$348.9$381.8$387.7$421.7$1,540.1
Cost of sales   345.7 346.9 323.7 359.1  1,375.4 277.5 297.5 308.1 322.4 1,205.5
Depreciation     16.8  17.7  17.0  18.9     70.4  18.4  17.5  17.8  17.6    71.3
Selling,general and
 administrative
 expenses        36.0  34.0  25.5  36.5    132.0  30.8  29.2  27.1  35.6   122.7
Minority interest 0.7   0.5   0.6   1.4      3.2   0.7   0.5   0.7   0.7     2.6
Goodwill amorti-
  zation          4.1   4.1   4.2   4.3     16.7   2.6   2.8   4.0   4.1    13.5
Loss on sale of
  business         -      -     -    -       -      -    -      -   61.5a  61.5a
Equity in affiliate
  earnings and
  other income  (4.0)  (4.6) (3.1) (1.5)   (13.2) (4.1) (2.8) (3.6) (2.6) (13.1)
Earnings(loss)before
 interest expense,
 finance charges
 and income taxes44.2  51.1  38.9  48.3    182.5  23.0  37.1  33.6 (17.6)  76.1
Interest expense
  and finance
  charges         6.5   6.3   6.2   5.6     24.6   3.5   3.5   7.0   7.4   21.4
Earnings(loss)before
  income taxes    37.7 44.8  32.7  42.7    157.9  19.5  33.6  26.6 (25.0)  54.7
Provision(benefit)
 for income taxes  12.9  15.2  11.1  15.5     4.7   7.2  11.8   7.8  (13.9) 12.9
Net earnings(loss)$24.8 $29.6 $21.6 $27.2 $103.2  $12.3 $21.8 $18.8 $(11.1)$41.8
Net earnings(loss)
 per share-basic  $1.05 $1.25 $0.91 $1.14  $4.35  $0.52 $0.93 $0.80 $(0.47)$1.77
Net earnings(loss)
 per share-diluted$1.04 $1.23 $0.90 $1.14  $4.31  $0.52 $0.93 $0.79 $(0.47)$1.75

(a) The Company recorded a pretax operating loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, resulted in an aftertax charge of $35 million, or $1.49 per share. See Note 14 for additional information.


Note 12 Income Taxes

The Company has not provided deferred taxes on the excess of its financial book investment in foreign joint ventures and subsidiaries over its tax basis in these investments as they are essentially permanent in nature. It is not practicable to estimate the amount of unrecognized deferred tax liability.

Income before taxes from continuing operations and provision for taxes, in millions of dollars, consists of:

Components of income tax expense:

               1997                  1996               1995
               -------              ---------           -----------
               U.S. Non-U.S. Total  U.S. Non-U.S. Total  U.S.  Non-U.S.Total
               ---- -------  ------ ----- ------ ------  ----- ------- ------
Income before
 income taxes  $115.7 $42.2  $157.9 $25.1   $29.6 $ 54.7 $78.8   $32.4 $111.2
               ====== ======= ====== ======= ===== ====== ======= ===== =====
Income taxes:
  Current:
    Federal/
     foreign   $ 19.8 $ 7.2  $ 27.0 $12.0   $11.0 $ 23.0 $19.0   $12.5  $31.5
    State         3.6    -     3.6   2.3     -       2.3   6.4       -    6.4
                ----- ------ ----- ------- ------ -------- ----- ------ ------
                 23.4   7.2   30.6  14.3    11.0    25.3  25.4    12.5   37.9
  Deferred       19.0   5.1   24.1 (13.4)    1.0   (12.4) (2.1)    1.2  (0.9)
               ------ ------ ------ ------- ------ ------- ------- ----- -----
Total income
  taxes        $ 42.4 $12.3  $ 54.7 $ 0.9   $12.0 $ 12.9 $23.3   $13.7  $37.0
               ===== ====== ======  ====== ====== ====== ====== ======  ======

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations for 1997, 1996 and 1995, in millions of dollars, is as follows:

                                        1997      1996      1995
                                        ------ -------- ----------
Income taxes at U.S. statutory rate
  of 35%                                $55.3     $19.1     $38.9
Increases (decreases) resulting from:
  Income from non-U.S. sources            1.7       2.7       4.7
  State taxes, net of federal benefit     2.3       1.5       4.1
  Business tax credits, net              (2.5)     (3.8)     (5.7)
  Affiliate earnings                     (4.9)     (5.0)     (6.7)
  Nontemporary differences                2.8       2.5       1.6
  Basis difference on assets sold            -     (4.2)       -
  Other, net                                 -      0.1      0.1
                                        -------- -------- ----------
Income taxes as reported                $54.7     $12.9     $37.0

Following are the gross components of the deferred taxes as of December 31, 1997 and 1996 in millions of dollars:

                                             1997           1996
                                        -----------    -----------
Deferred tax assets - current:
  Accrued costs related to manual
  transmission sale                          $  8.5    $ 17.8
                                             ======== =========
Deferred tax assets - noncurrent:
  Postretirement benefits                    $102.8    $100.0
  Pension                                       4.7      14.4
  Other long-term liabilities and reserves     19.5      18.5
  Foreign tax credits                          18.6      14.4
  Valuation allowance                         (18.8)    (14.4)
  Other                                        15.5      11.2
                                              142.3     144.1
                                             --------- ---------
Deferred tax liabilities - noncurrent:
  Fixed assets                                 73.8      72.6
  Pension                                      16.0      18.8
  Other                                        31.9      17.3
                                             ------- ----------
                                              121.7     108.7
                                             ------- ----------
Net deferred tax asset - noncurrent          $ 20.6    $ 35.4
                                             ======== ========

The foreign tax credit has been fully considered in the valuation allowance.

Note 13 Research and Development Costs

The Company spent approximately $59.0 million, $54.4 million and $36.7 million in 1997, 1996 and 1995, respectively, on research and development activities. Not included in the these amounts were customer-sponsored R&D activities of approximately $8.0 million, $10.0 million and $11.3 million in 1997, 1996 and 1995, respectively.


Note 14 Acquisitions and Divestiture

Acquisitions

AG Kuhnle, Kopp & Kausch

On October 31, 1997, the Company acquired 63% of the capital stock of AG Kuhnle, Kopp & Kausch, a German manufacturer of turbochargers and turbomachinery. The acquisition was accounted for as a purchase. Pending completion of analysis to allocate purchase price to the assets acquired, the excess of purchase price over net carrying value, $6.3 million, has been classified as goodwill. The consolidated balance sheet includes the accounts of the turbocharger business, and the statement of operations includes the results of operations for the turbocharger business for the period from November 1 through December 31, 1997. Results of operations include sales of $24.8 million and net income of $0.9 million (net of minority interest of $0.6 million.) The net carrying value of the turbomachinery business is included in prepayments and other current assets on the December 31, 1997 balance sheet. Such value, $10.3 million, includes $16.7 million of cash and $6.0 million of assumed indebtedness. The turbomachinery business does not fit the Company's strategic plan and the Company is considering alternate means of realizing its investment in this business.

Coltec

On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of three of Coltec Industries Inc's automotive OEM businesses: Holley Automotive, Coltec Automotive and Performance Friction Products. The businesses have a broad base of air and fluid management products, established OEM relationships and three technologically advanced manufacturing facilities. The Company paid $287.8 million in cash, including $4.8 million of costs related to the acquisition, which was initially financed by utilization of $260 million under the Company's revolving credit facility and borrowings under various money market facilities. As discussed in Note 5, in November 1996, the Company issued $150 million of 7.0% senior unsecured notes and used the proceeds to pay down revolving credit borrowings.

The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired based upon their estimated fair values. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $242 million, which has been accounted for as goodwill and is being amortized over 40 years using the straight-line method. Included in the 1996 consolidated statement of earnings were sales of $123 million and pretax operating income of $13 million.

The following unaudited pro forma information has been prepared assuming that the acquisitions had occurred at the beginning of 1996, and includes adjustments for estimated amounts of goodwill amortization, minority interest and increased interest expense. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been consummated at the beginning of 1996 nor is it necessarily indicative of results of operations that may occur in the future.

[millions of dollars
except per share amounts]   Year Ended December 31,
                                        1997      1996
                                        -------- --------
Net sales                               $1,884.1  $1,809.3
Net earnings                               103.6      43.5
Net earnings per share - basic          $   4.37  $   1.84
Net earnings per share - diluted        $   4.33  $   1.83


Divestiture

North American Manual Transmission Business

On December 31, 1996, the Company sold its North American manual transmission business located in Muncie, Indiana, to Transmisiones Y Equipos Mecanicos S.A. De C.V. Under the agreement, the Company received $20.3 million in cash at closing for certain assets of the business and will receive approximately $20 million in cash during a transition period for the value of inventory and certain services to be provided. The Company recorded a pretax loss on the sale of $61.5 million during the fourth quarter of 1996, which, net of tax benefit of $26.5 million, resulted in an aftertax charge of $35 million, or $1.49 per share. The effective income tax rate differed from the U.S. statutory rate as a result of recognizing differences between financial reporting and tax basis of the business sold. The charge included a loss on the assets sold; costs necessary to supply existing customers while the business transferred to its new location; and costs of reconfiguring the Muncie facility to support continuing operations of the remaining 4WD transfer case business. In 1996, the Company incurred a pretax operating loss of $17 million from the manual transmission business on net sales of $100 million.

Selected Financial Data

Borg-Warner Automotive, Inc. and Consolidated Subsidiaries


[millions of dollars, except per share data]
Year Ended December 31,       1997      1996      1995      1994      1993
                              ------   -------  --------   -------  --------
Statement of Operations Data
Net sales                     $1,767.0  $1,540.1  $1,329.1  $1,223.4  $985.4
Cost of sales                  1,375.4   1,205.5   1,044.9     948.4   769.3
Depreciation                      70.4      71.3      68.0      60.9    57.9
Selling, general and administrative
  expenses                       132.0     122.7      97.8      92.1    83.5
Minority interest                  3.2       2.6       2.0       1.4     0.1
Goodwill amortization             16.7      13.5       9.6       9.6     9.7
Loss on sale of business            -       61.5c       -        -       -
Equity in affiliate earnings and
  other income                   (13.2)    (13.1)    (18.6)    (10.6)   (10.6)
Interest expense and finance
 chargesb                         24.6       21.4      14.2      13.9    18.4
Provision for income taxes        54.7       12.9      37.0      43.3    24.3
Earnings before cumulative effect
 of accounting change            103.2       41.8      74.2      64.4    32.8
Cumulative effect of accounting
 changea                           -         -         -         -      (130.8)
Net earnings (loss)           $  103.2   $   41.8   $  74.2   $  64.4  $ (98.0)
Earnings per share before
 cumulative effect of accounting
   changeb   basic            $   4.35    $  1.77c  $  3.18   $  2.79  $ 1.46
Cumulative effect of initial
  application of new accounting
   standard for postretirement
   benefits, net of taxes per shareb -         -        -        -      (5.81)
Net earnings (loss) per shareb -
 basic                        $   4.35   $   1.77   $   3.18  $   2.79  $4.35)
Average shares outstanding
 (thousands)b -basic             23,683       23,564    23,303   23,048  22,522
Earnings per share before
 cumulative effect of accounting
   changeb -diluted           $   4.31   $  1.75c   $   3.15  $   2.75   $1.42
Cumulative effect of initial
 application of new accounting
 standard for postretirement
 benefits, net of taxes per shareb   -         -          -         -    (5.65)
Net earnings (loss) per shareb
 - diluted                    $   4.31   $   1.75   $   3.15  $   2.75  $(4.23)
Average shares outstanding
 (thousands)b - diluted         23,934       23,830    23,570    23,424  23,148
Cash dividend declared per share$ 0.60   $   0.60   $   0.60  $   0.45  $ 0.125
Balance Sheet Data (at end of
 period)
Total assets                 $1,736.3 $ 1,623.6   $ 1,335.2 $  1,240.3 $1,159.4
Total debt                      338.1     317.3       134.7      107.3    159.6

(a) Amount reflects the adoption of SFAS No. 106 regarding post retirement benefits in 1993.

(b) Earnings per share have been calculated assuming that the offering of shares of the Company's common stock in August 1993 had been outstanding for the entire year.

(c) The Company recorded a pretax loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, results in an aftertax charge of $35 million, or $1.49 per share.

See Note 14 to the Company's consolidated financial statements for additional information.

DIRECTORS

Dr. Andrew F. Brimmer (2)
President
Brimmer & Company, Inc.

William E. Butler
Chairman and Chief Executive Officer, Retired
Eaton Corporation

Jere A. Drummond (1,3)
President and Chief Executive Officer
BellSouth Telecommunications, Inc.

John F. Fiedler (1)
Chairman and Chief Executive Officer

Paul E. Glaske (3,4)
Chairman, President and Chief Executive Officer, Blue Bird Corporation

Ivan W. Gorr (2,3,4)
Chairman and Chief Executive Officer, Retired
Cooper Tire & Rubber Company

James J. Kerley (2,3,4)
Chairman, Retired
Rohr, Inc.

Alexis P. Michas (2,4)
Managing Partner and Director
Stonington Partners, Inc.

John Rau
President and Chief Executive Officer
Chicago Title and Trust Company


Committees of the Board
(1) Executive Committee
(2) Finance and Audit Committee
(3) Compensation Committee
(4) Board Affairs Committee



EXECUTIVE OFFICERS

John F. Fiedler
Chairman and Chief Executive Officer

Gary P. Fukayama
Executive Vice President
Group President and General Manager,
Air/Fluid Systems

Fred M. Kovalik
Executive Vice President
President and General Manager,
Powertrain Systems

Ronald M. Ruzic
Executive Vice President
Group President and General Manager,
Morse TEC

Robert D. Welding
Vice President
President and General Manager,
Automatic Transmission Systems

Robin J. Adams
Vice President and Treasurer

William C. Cline
Vice President and Controller

Christopher A. Gebelein
Vice President, Business Development

Laurene H. Horiszny
Vice President, General Counsel and Secretary

Geraldine Kinsella
Vice President, Human Resources




Corporate Information

Company Information

Borg-Warner Automotive, Inc.
200 South Michigan Avenue
Chicago, IL 60604
312-322-8500

Stock Listing

Borg-Warner Automotive shares are listed and traded on the New York Stock Exchange. Ticker symbol: BWA.


                              High           Low
                             ----------     --------
Fourth Quarter 1997           $60 7/8        $46 1/8
Third Quarter 1997             57 3/4         50 7/16
Second Quarter 1997            53 1/4         42
First Quarter 1997             42 5/8         38 3/8

                              High           Low
Fourth Quarter 1996           $40 7/8        $33 1/4
Third Quarter 1996             40 3/8         34
Second Quarter 1996            43             33 5/8
First Quarter 1996             33 5/8         28 3/8


Dividends

The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 15 cents per share of common stock was declared on January 19, 1998, payable February 17, 1998, to stockholders of record on February 2, 1998. The current practice is subject to review and change at the discretion of the Board of Directors.


Stockholders

As of December 31, 1997, there were 212 holders of record and an estimated 10,000 beneficial holders.


Annual Meeting of Stockholders

The 1998 annual meeting of stockholders will be held on Tuesday, April 28, 1998, beginning at 11:00 a.m. on the 19th floor of the Company's headquarters at 200 South Michigan Avenue in Chicago.

Securities Information

ChaseMellon Shareholder Services is the transfer agent, registrar and dividend dispersing agent for Borg-Warner Automotive common stock. Communications concerning stock transfer, change of address, lost stock certificates or proxy statements for the annual meeting should be directed to:

ChaseMellon Shareholder Services
450 West 33rd Street, 15th Floor
New York, NY 10001
800-851-9677
http://www.cmssonline.com


Investor Inquiries

Financial investors and securities analysts requiring financial reports, interviews or other information should contact Mary Brevard, Director of Investor Relations and Communications, at company headquarters, 312-322-8683.


Form 10-K Report

A copy of the company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders without charge by writing the Investor Relations and Communications Department at company headquarters or calling 312-322-8524.


Dividend Reinvestment and Stock Purchase Plan

The Borg-Warner Automotive Dividend Reinvestment and Stock Purchase Plan has been established so that anyone can make direct purchases of Borg-Warner Automotive common stock and reinvest dividends. The company pays the brokerage commissions on purchases. To receive a prospectus and enrollment package, contact ChaseMellon at 800-842-7629. Questions about the plan can be directed to ChaseMellon at 800-851-4229.



Vehicle photographs in this report were provided by various automakers. The photographs are protected by copyrights and are used with permission.

The Borg-Warner Indianapolis 500 Trophy is a registered trademark of Borg-Warner Automotive, Inc.