Form 10-K, Exhibit 13
period 1998-12-31
BORG WARNER AUTOMOTIVE INC
filed 1999-03-19
CIK 908255

Borg-Warner Automotive
is driven

1998 Annual Report

Trends - Technology - Growth



The accelerating pace of change in powertrain technology is driving growth at Borg-Warner Automotive. Change sets the stage for joint development with our automaker customers of new engines, automated transmissions and four-wheel drive systems. Our customers gain innovative and cost-effective solutions while we increase BWA content in each vehicle they produce. Our job is to stay ahead of the curve. The pursuit of product leadership drives our growth. At BWA-driven is a state of mind.

Contents
Financial Highlights                              Page 1
Letter to Shareholders                            Page 2
Business Profile                                  Page 4
4-Wheel Drive - Automated Transmissions - Engines Page 5-19
Financial Review                                  Page 20-43
Investor Information                              Page 46
Board of Directors and Officers                   Inside Back Cover

Financial Highlights
Borg-Warner Automotive, Inc. and Consolidated Subsidiaries


December 31,                  1998      1997
Net sales                          $1,836.8  $1,767.0
Net earnings                       94.7      103.2
Net earnings per share - basic     4.03      4.35
Net earnings per share - diluted   4.00      4.31
Average number of shares outstan-
 ding - basic {millions}           23.5      23.7
Average number of shares outstan-
 ding - diluted {millions}         23.7      23.9
Number of employees                10,100    10,400


To Our Shareholders

DRIVEN

We ended 1998 on a strong note, completing a year that challenged us. While we fell short of our goals, our second half improvement affirms the value of our growth strategy.

Our challenges in the first part of the year included a difficult Asian economy, soft four-wheel drive sales and a strike at General Motors. Overreaction to these temporary issues caused a weakness in our stock price.

We rebounded in the second part of the year. Our Asian business stabilized; four-wheel drive sales improved and the GM strike was settled. More importantly, significant new business with increased BWA content came on stream including Chrysler engine and transmission programs. Demand in Europe for engine timing systems and turbochargers accelerated. Sales there have doubled to 17% of our combined worldwide revenue.

We ended the year with our stock price up 7% while the average price of auto parts suppliers was down 10%. Our resurgence indicates our ability to outpace our peers, regardless of size, and deliver a strong performance based on our focused, technology-driven strategy.

Throughout the year, engine programs drove our growth. There is no doubt that changing engine technology is replacing four-wheel drive as our near-term growth catalyst.

We saw some shifts in our customer base as well. Ford now represents 32% of sales. DaimlerChrysler moves up to number two, at 17% of sales. GM is next at 14%, followed by Toyota at 7%. Volkswagen/Audi is now at 4% by virtue of our turbocharger sales to them.

Growth Goals

Although we were able to grow revenues during the year despite the challenges we faced, we did not achieve the expected progress toward our long-term growth objectives. We want to double our size over the next few years, an ambitious goal.

During 1998 we recommitted ourselves to this goal, establishing a clear road map to follow and milestones to track our progress. Our path to growth through powertrain product leadership has three components: current business, internal growth and acquisitions. Key to our success is internal growth from new products that exploit our expertise and leverage our knowledge across our operating groups.

Leveraging Our Expertise

The most exciting piece of this growth model for me is our cross-business opportunities. We are tapping the ideas, talents and collective expertise of all of our groups, identifying and funding innovations that we would not have undertaken as individual business units.

Two great new cross-business projects are already underway. The first is a project in Europe that blends our transmission and electromechanical know-how to automate the shifting of manual transmissions. The second is addressing the move to high voltage electrical systems in tomorrow's vehicles as well as serving as a pilot for our innovation process.

By working across our businesses, we have already captured the best thinking of our people on hundreds of potential products and opportunities, giving us a tremendous backlog of innovative ideas for the future.

In developing our growth model, we have also outlined a strategic acquisitions program. Our pending purchase of a major U.S. turbocharger business is an important part of this program. We believe that with proprietary technology, we can thrive in a consolidating industry, as long as we continue to grow steadily in those areas that use technology to add value - like engines, transmissions and torque management. Technology should give us more of an edge than just sheer size.

Pioneering Innovation

BWA has a proud 70 year history of pioneering innovation in the automotive industry. Our commitment to growth through powertrain product leadership is a reaffirmation of the potential of our heritage. This is an exciting time in our industry as we rethink some of the basic technologies in our business. Our 1998 report looks at BWA expertise as it applies to engines, transmissions and four-wheel drive systems.

But technology is nothing without people. We work in an industry where we can never become complacent. Our people challenge themselves every day to find a better way, to ask "what if" and "why not." Because of our people, I continue to believe that if you own just one automotive stock, it should be BWA.

[signature]
John F. Fiedler

Chairman and Chief Executive Officer

[FIEDLER PHOTO}

Manufacturing is one of the four pillars that support BWA's drive for product leadership. Our people search for and implement "best-of-the-best" practices everyday. Their efforts were recognized by Industry Week which named two of our facilities as among the 25 best plants in America. CEO John Fiedler is shown here in our Frankfort, Illinois, facility where our people earned a Top 10 distinction.

BWA History of Innovation

1880
Morse Equalizing Spring Company, forerunner of Morse Chain, is founded.

1901
Warner Gear is founded.

1904
Borg & Beck is founded. George and Earl Holley begin producing carburetors.

1906
Morse begins manufacturing automobile chain.

1909
First manual transmission is manufactured by Warner Gear.

1928
Borg-Warner Corporation is formed.

1929
Borg-Warner acquires Morse Chain.

1936
The Borg-Warner Indianapolis 500 Trophy makes its debut when it is presented to race winner Louis Meyer.

1940
Warner Gear begins manufacturing four-wheel drive transfer cases.

1950
Borg-Warner introduces a three-speed, automatically shifted transmission for passenger cars, the "Ford-O-Matic."

1964
Borg-Warner and NSK Limited establish NSK-Warner, a joint venture, to supply the rapidly growing Japanese automotive industry.

1973
Borg-Warner develops a modern, full-time 4WD transfer case, which incorporates HY-VO(r) drive chain and a torque-biasing differential.

1983
Borg-Warner develops lightweight MAJI-BAND(r) brake band assembly for automatic transmissions.

1993
Borg-Warner Automotive, Inc. becomes a separate, independent company.

Morse Gemini(tm) Chain System is developed and goes into production.

1994
Production of Torque-on-Demand(r) [TOD] four-wheel drive transfer case begins.

1996
Three automotive businesses are acquired from Coltec Industries, including Holley Automotive.

1997
Ownership interest in German turbo-charger business is acquired.

NSK-Warner introduces carbon-impregnated friction materials for all Lexus V-8 engine models.

1998
Plastic air induction modules are produced for Chrysler vehicles.

FWD/4WD system is patented.

Agreement is made to purchase U.S. turbocharger manufacturer.







BUSINESS PROFILE


Air/Fluid Systems

[PIE CHART]
17% 1998 Combined Sales

Business Description

Full service supplier of air induction and fluid control systems and electromechanical components, for enhanced engine and transmission performance, reduced emissions, fuel vapor recovery, and increased vehicle safety.

1998 Highlights

Sales are up 3%. Air induction systems and transmission control module content on new DaimlerChrysler LH and Jeep platforms fuel growth. R&D efforts focus on European opportunities and new role of electromechanical systems and components in engine and transmission design.

Growth Opportunities

- Market consolidation of suppliers in strong strategic product segments
- Phase-in of new emission regulations in Europe and North America
- Direct injected gasoline and diesel engines
- Increased use of electronics and transition to higher voltage electrical systems

Plant Locations

Headquarters: Warren, Michigan
Blytheville, Arkansas
Dixon, Illinois
Sallisaw, Oklahoma
Tulle, France
Water Valley, Mississippi

[BAR CHART]
Sales
Millions of dollars

1994 91.0
1995 97.8
1996 242.7
1997 342.4
1998 351.4


Automatic Transmission Systems

[PIE CHART]
32% 1998 Combined Sales

Business Description

Supplies "shift quality" components and systems including one-way clutches and races; clutch-packs; and friction plates and bands to virtually every automatic transmission maker in the world.

1998 Highlights

The impact of the GM strike and weak demand in Asia for vehicles with automatic transmissions push sales down 4%. Demand is strong in Europe. New business in North America boosts production. Two facilities win honors from Industry Week as "America's Best Plants" finalists.

Growth Opportunities

- Move from three- to four-to five- to six-speed transmissions
- Shift from components to sub-systems strategy
- Development of continuously variable transmissions (CVT)
- Automation of manual transmissions

Plant Locations

Headquarters: Lombard, Illinois
Bellwood, Illinois
Coldwater, Michigan
Eumsung, Korea (80% JV)
Frankfort, Illinois
Fukuroi City, Japan (50% JV)
Gallipolis, Ohio
Heidelberg, Germany
Ketsch, Germany
Lombard, Illinois (aftermarket)
Margam, Wales

[BAR CHART]
Sales
Millions of dollars

1994 321.8
1995 378.1
1996 392.2
1997 418.2
1998 402.6

Morse TEC

[PIE CHART]
17% 1998 Combined Sales

Business Description

Global leader in the design and manufacturing of automotive chain systems and components for engine timing, automatic transmission and four-wheel drive applications.

1998 Highlights

Sales rise 9%. Continued strong demand in North America and Europe for engine components and systems offsets weakness in Asia and the impact of the GM strike. New European headquarters opens in Italy. Expansion begins in Japan to accommodate new engine timing systems business.

Growth Opportunities

- Timing chain systems for direct injected diesel engines
- Engine timing systems moving from belts to chains in Japan and Europe
- Growth of overhead cam engines
- Systems integration; alternative technologies

Plant Locations

Headquarters: Ithaca, New York
Arcore, Italy
Guadalajara, Mexico
Ithaca, New York
Nabari City, Japan
Simcoe, Ontario, Canada
Tainan Shien, Taiwan

[BAR CHART]
Sales
Millions of dollars

1994 239.9
1995 257.6
1996 276.5
1997 324.1
1998 353.3

Powertrain Systems

[PIE CHART]
25% 1998 Combined Sales

Business Description

Largest independent global designer and producer of transfer cases and systems for four-wheel and all-wheel drive vehicles for the sport-utility and light truck markets. Systems enhance driver safety, security, driveability and ease of use.

1998 Highlights

Production of 4WD systems for the popular Mercedes M-Class AAV and freshened Ford Ranger are strong. No new Ford applications are added, however, and shipments of 4WD transfer cases for Ford F-150 trucks are off due to a shortage of V-8 engines. Transfer case exports to Korea are down significantly due to economic conditions. Sales are off 15%.

Growth Opportunities

- Continued popularity of 4WD in an established market segment
- Growing popularity of passenger car-based 4WD
- European and emerging markets
- Application of torque management expertise in alternative technologies

Plant Locations

Headquarters: Sterling Heights, Michigan
Beijing, China (49% JV)
Cary, North Carolina
Livonia, Michigan
Longview, Texas
Margam, Wales
Muncie, Indiana
Pune, India (60% JV)
Seneca, South Carolina
Sirsi, India (60% JV)

[BAR CHART]
Sales
Millions of dollars

1994 364.9
1995 405.5
1996 476.8
1997 613.5
1998 518.8


Turbo Systems

[PIE CHART]
9% 1998 Combined Sales

Business Description

Leading manufacturer of turbochargers for the passenger car and light commercial vehicle markets.

1998 Highlights

Strong demand for turbochargers on direct injected diesel engines for European passenger cars accelerates. The purchase of the turbocharger division of AG Kuhnle, Kopp & Kausch was completed in Europe. A definitive agreement to acquire Kuhlman Corporation, a major US supplier of turbochargers, is signed.

Growth Opportunities

- Direct injected diesel engines
- Emissions/fuel economy needs
- Emerging applications on light trucks and sport-utility vehicles
- New technologies such as variable geometry

Plant Locations

Headquarters: Frankenthal, Germany
Kirchheimbolanden, Germany

[BAR CHART]
Sales
Millions of dollars

1997 24.8*
1998 182.9

*Business bought at the end of October 1997.

4-WHEEL DRIVE

[MANGANELLO PHOTO}

Tim Manganello
President, BWA Powertrain Systems

4WD = Safety

It used to be that there were cars, and there were trucks.

With the growth of the sport-utility vehicle (SUV) and introduction of BWA electronically controlled four-wheel drive (4WD) technology, car buyers benefited from the security and versatility that were traditionally associated with trucks and pre-oil crisis passenger cars. Add comfortable interiors and better handling, and drivers flocked to SUVs.

Far from being a fad, light truck and SUV sales continue to outpace sales of cars and now account for about 50% of North American vehicle production. More drivers than ever are being exposed to the benefits of four-wheel/all-wheel drive. While off-road requirements for most drivers are infrequent, safety and versatility are paramount. Drivers value the drive-ability, comfort, convenience and reliability of 4WD.

In response to this demand, BWA is helping automakers develop better and more fuel efficient 4WD vehicles. Beyond this traditional market, new patented technology will move us into rapidly emerging cross-over vehicles - four-wheel drive vehicles based on front-wheel drive (FWD) passenger car platforms.


Why drivers like sport-utility vehicles

[SUV PHOTO]

- Vehicle size
- Functionality
- Reliability
- Perceived Safety
- Technology

Our Strength

BWA offers a broad spectrum of mechanical and electronic solutions to move from two- to four-wheel drive. A pioneer in fully automatic systems, our patented Torque-on-Demand (TOD) system for rear-wheel drive (RWD) based on 4WD systems offers four driver-selection modes: 2WD for normal road conditions; electronically controlled automatic 4WD; full-time 4WD-high for off-road operation; and 4WD-low for extreme off-road conditions. The system's distinguishing feature is its ability to deliver optimal torque automatically using BWA electronic sensors and microcomputer controls. In the automatic 4WD mode, when the system senses wheel slippage, it automatically transfers power between front and rear axles and reduces the front-wheel power when it is no longer needed. The result is a significant handling benefit as compared to conventional full-time and part-time systems.

BWA / FWD

New Traction Control System

In keeping with our history of innovation, BWA has extended our Torque-on-Demand
(TOD) technology. We've created a new traction control and vehicle stability enhancement product targeted for front-wheel drive applications that seek the security and responsiveness of four-wheel drive. This product provides the option of 2WD or AWD and the automatic transfer of power between the front and rear axles, while offering side-to-side rear-axle torque management. The system is capable of distributing 100% of available torque to either rear wheel independently. As with TOD, the benefits to the driver are greater stability, control, safety, and driving ease.

Vehicle Market
Millions of units

[CHART]

Worldwide Growth Opportunities

In North America, 4WD remains highly desirable for its security and convenience, and automakers are focused on improving fuel economy to assure continued sales of these popular vehicles. The truck/SUV segment is anticipated to outpace passenger cars, with a 5% growth rate over the next five years. > Significant growth will occur with the emergence of FWD/4WD vehicles. All automakers are expected to build these vehicles on global platforms within the next five years, with 100% estimated market growth by 2004. Growth will be most dramatic in North America, where an estimated 900,000 FWD/4WD units will exist in 2004 - five-year growth of some 6,000%. > In Europe, where cars are driven at relatively high speeds and all-wheel drive is viewed as a critical safety feature, the market for FWD/4WD systems is expected to grow 47% in five years. Rear-wheel/4WD vehicles like the new Mercedes AAV will also take a piece of the market. > Japan, a market that is technology- and feature-driven, is the current leader in passenger car-derived SUVs with all-wheel drive. Japanese automakers are expected to increase FWD/4WD production 43% over the next five years.


[TATA SAFARI PHOTO]

Tata Safari from India





AUTOMATED TRANSMISSIONS


4 - 5 - 6 - ?

INCREASED SPEEDS = INCREASED CONTENT

What's the future for the traditional automatic transmission (AT) that shifts almost half of the world's new vehicles? For many years, drivers have had essentially two transmission choices: automatic or manual. Today, alternative technologies like automated manual transmissions and continuously variable transmissions (CVTs) are emerging as additional options with great promise for the future. The traditional AT, however, will continue to be the technology of choice in markets like North America, Japan, Korea, and a growing portion of Europe.

The push is on to improve the fuel efficiency and performance of the traditional, or step ratio automatic. As a pioneer in early automatics and the market leader in "shift quality" technology, no one knows transmissions better than BWA. On the horizon are six-speed transmissions, more outsourcing of subsystems, advanced friction materials, and "smart" transmissions that incorporate our electromechanical expertise.

[TRANSMISSION PARTS PHOTO]

[WELDING PHOTO]

Bob Welding, President, BWA Automatic Transmission Systems

AUTOMATED MANUALS

Take a manual transmission. Add BWA wet clutch, solenoid and controls technology. The result - a transmission that approaches the ef_ciency of a manual, while providing the comfort and convenience of an automatic. That's good news in Europe where drivers deal with congested cities, use cellular telephones and like the driving experience of the open road. It is also good news for European automakers who have extensive manual transmission production facilities.

The idea of automating clutch and/or shifting functions in a manual transmission is not new. Electronic advances are spurring new interest in this technology in Europe where fuel is costly and drivers value the feel of the manual shift.

BWA expertise puts us at the leading edge of this growth opportunity. Over the next ten years, automated manuals could grow to 35% of the European light vehicle market.

CVT

Improved Fuel Economy

Continuously variable transmissions (CVTs) are another way to improve fuel economy. While various approaches to CVTs are under development, the most common uses two variable sheaves and a metal belt to transfer torque. BWA developed several early CVT prototypes in the 1970s and 1980s and currently has a number of development programs underway for key CVT systems and components. Until recently, the CVT has remained a niche product, best suited for small vehicles in stop-and-go urban driving. With the advent of electronic controls, however, CVTs are becoming a viable alternative in mainstream vehicle segments. In 1998, a new milestone was reached, with CVT production worldwide exceeding 500,000 units for the rst time. CVT production and sales to date have been concentrated in Japan. However, major European and North American automakers are developing the technology as well. BWA content on a CVT could surpass that on a traditional automatic.


A.T. Growth (Europe)

[BAR CHART]

The traditional automatic transmission will be transformed with BWA technology

[TRANSMISSION CUTAWAY ILLUSTRATION]

Electronics:
Reinventing Transmissions

As developments in electronics permit manufacturers to rethink traditional transmissions and experiment with alternatives, BWA engineers are creating the critical electromechanical interfaces that convert electrical signals into transmission functions and gear changes. Our solenoid technology advances are creating smaller, lighter, less costly and better performing actuators.

In new transmission programs, we are developing entire control modules that integrate sensors, solenoids and control functions into complete "plug-in" sub-assemblies, increasing BWA electromechanical content per transmission ten-fold. And where the computerized "brain" function is built right into a new transmission, we can become the integrator of the electronic and mechanical control strategies.

ENGINES

[RUZIC PHOTO]

Ron Ruzic

Group President
BWA Morse Tec and BWA Turbo Systems

The exciting pace of change in and around the engine is driving near-term BWA growth. These changes are fueled by demand for improved efficiency and emissions, and are influenced by regional issues such as fuel types and prices, and driving habits. We add value as a partner in the design and development of new engines, resulting in added content for BWA, and better performing, more cost-effective systems for our automaker customers.

In North America, the development of overhead cam engines for improved efficiency, performance and air quality continues. With it comes the move from simple engine timing chains to complete BWA timing systems and air management systems.

Engine technology is moving fast in Europe where concerns for fuel economy and reducing emissions are paramount. Direct injected engines - both gas and diesel
- are quieter, cleaner, and more efficient. Both types of engines benefit from BWA chain and engine charge management systems. The market represents a $1 billion opportunity for our type of systems, from turbochargers and timing systems to electromechanical controls for air management systems.

Beginning in 1999, a new generation of engines from Japanese automakers will be introduced with chain-driven timing systems. Automakers are converting to specially designed BWA chain systems from rubber belts for better durability, reliability and reduced ownership costs.

As engine technology continues to advance, BWA remains an active participant. Our product involvement with chain systems designed for today's hybrid powered cars is the next step in solidifying engines as an important growth platform for BWA. As traditionally fueled vehicles begin to share the road with these gas/electric hybrids and, some predict, vehicles powered by fuel cells, BWA product technology will be there to meet the challenges in the years beyond.

DIRECT INJECTED ENGINES

What are they: In a direct injected engine, highly pressurized fuel is delivered directly into the firing chamber where it is mixed with air for ignition. This replaces indirect injection where fuel and air are mixed outside of the _ring chamber. Improving the delivery of the air/fuel mixture improves engine ef ciency. A turbocharger helps create an ideal high-pressure air/fuel mix to achieve these results. DI Diesel Engines: Use is accelerating in Europe where diesel fuel is common. These turbocharged engines have been designed to provide more power and lower fuel consumption for smaller vehicles. In the US, there is an emerging opportunity for these engines on light trucks and SUVs to improve fuel performance, and to allow automakers to meet their corporate fuel efficiency targets. DI Gas Engines: Currently available in Japan and growing in popularity in Europe. These engines can improve fuel performance 20%, reduce CO2 emissions by 20% and provide 10% more torque.

Price Per Gallon - Europe
$4.00

[ENGINE PHOTO]

Fuel Performance
Turbochargers

A turbocharger uses the energy in a vehicle's hot exhaust gases to compress cold intake air. This pressurized air along with fuel is thrust into the firing chamber of an engine. The turbocharger must work in an environment of extreme temperatures, pressure and vibration, so precise engineering and top quality materials are required. Worldwide turbocharger growth for both trucks and cars over the next ve years is anticipated to be 30%. In Europe alone, sales of turbocharged direct injected diesel passenger cars are expected to grow from 1.7 million units today to 3.7 million in 2003. Passenger cars with turbocharged direct injected gasoline engines, while small in number, are expected to grow six-fold in the next five years to 1.4 million units worldwide. With 100% ownership of a European turbocharger business completed in the fall of 1998, and the anticipated acquisition of Kuhlman Corporation, BWA will become a global leader in this exciting growth area.

[CAR PHOTO]

European passenger cars are the fastest growing market for turbochargers.

Turbocharger Growth Worldwide

[DIAGRAM]

Current Market 1998
7.1 million units:
5.1 million passenger cars
2.0 million commercial vehicles

Expected By 2004
9.7 million units:
7.0 million passenger cars
2.7 million commercial vehicles


Building a Global Turbocharger Business

In early March 1999, Borg-Warner Automotive acquired Kuhlman Corporation, for $680 million in cash and stock. As a leading supplier of turbochargers and other highly engineered components for commercial vehicles, Kuhlman's products are complementary to ours. The acquisition continues to position us to take advantage of the growth of direct injected diesel engines worldwide and provides immediate new growth opportunities in air and fluid components for commercial vehicles. Like BWA, Kuhlman is a respected technology leader with excellent profitability in its businesses. The combination of our expertise in automotive engine systems and Kuhlman's knowledge of turbochargers for commercial vehicles will significantly strengthen BWA's opportunities, expand our customer base and enhance our ability to outpace vehicle industry growth in both sales and earnings. As a result of the acquisition, we also expect our engine components and systems businesses to increase from 15% to about half of our revenue.

Best use of World's Resources: As the world's concern grows over the best use of our natural resources, the area of vehicle air and fluid management is poised for innovation. We are moving from add-on devices that meet requirements to innovating integrated solutions that improve performance and fuel economy, and reduce emissions. These include electronic EGR valves and turbocharger wastegate controls for more precise control; more responsive electronic throttle control systems for gasoline engines; active air induction systems for all types of engines; and specialized oil pumps that facilitate higher powertrain ef ciency and technology such as variable valve timing. And as vehicle demands push the limits of current 12-volt electrical systems, the move to higher voltage systems means changing the entire electrical architecture of vehicles. BWA electromechanical expertise will help enable the use of these systems.

[FUKAYAMA PHOTO]

Gary Fukayama
Group President, BWA Air/Fluid Systems


Engine Technology is Changing Worldwide

[WORLD MAP ILLUSTRATION]


[BAR CHART]

Engine Growth
Borg-Warner Automotive expects to gain significant content increases as engines move from push rod to overhead cam technology.


[AIR INDUCTION MODULE PHOTO]

Air Management
Active manifold systems allow engines to burn cleaner and perform better.


[BAR CHART]

Diesel Engines
Use of direct injected diesel engines is expected to double over the next few years in response to emission requirements and fuel economy needs.


[AIR CONTROL PRODUCT AND TIMING CHAIN PHOTO]

Direct Injection
The demands of direct injected diesel and gas engines are creating opportunities for BWA exhaust gas recirculation [EGR] devices, chain timing systems and turbochargers.


[BAR CHART]

Chain Drive Market
Japanese automakers are switching to chain systems from rubber belts for the timing of their new engines, more than doubling our potential market growth.


[ENGINE PHOTO]

Hybrid
Electric-and-gasoline hybrid engines, like this one built by Toyota with BWA chain, can significantly boost fuel economy.

98 FINANCIAL REVIEW


Sales Distribution by Market

[PIE CHART]

14% Asia
17% Europe
69% North America


Sales Distribution by Customer

[PIE CHART]

2% Nissan
4% VW/Audi
7% Toyota
14% GM
17% DaimlerChrysler
32% Ford
24% All Others

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Borg-Warner Automotive, Inc. (the "Company") operates as a leading global supplier of highly engineered systems and components for powertrain and other automotive applications. Its products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport-utility vehicles and light trucks. The Company operates 35 manufacturing facilities in 12 countries serving automakers in North America, Europe and Asia, and is an original equipment supplier to every major OEM in the world.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements of the Company. The Results of Operations section first discusses results by operating segment for 1998 versus 1997 and 1996, then discusses other factors affecting the Company's results of operations between 1998 and 1997, and between 1997 and 1996.

RESULTS OF OPERATIONS

Results by Operating Segment

The Company's products fall into four operating segments: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems. The Company's German turbocharger business, previously presented as a separate business group, has been integrated into the Morse TEC operating segment. Refer to page 4 for a business profile of each segment, including a business description, 1998 highlights, growth opportunities and plant locations. The following tables detail sales and earnings before interest and taxes ("EBIT") by segment for each of the last three years.

                              millions of dollars
Year Ended December 31,       1998       1997      1996
Powertrain Systems            $  518.8  $613.6    $476.8
Automatic Transmission Systems   402.6   418.2     392.2
Morse TEC                        536.2   349.0     276.6
Air/Fluid Systems                351.4   342.4     242.7
Divested operations              73.5    101.4     189.2
Intersegment eliminations       (45.7)   (57.6)    (37.4)
Net sales                     $1,836.8  $1,767.0  $1,540.1

          millions of dollars
Year Ended December 31,       1998       1997      1996
Powertrain Systems            $ 28.4    $ 46.4    $ 38.5
Automatic Transmission Systems  40.0     51.7      46.4
Morse TEC                       78.5     64.7      48.4
Air/Fluid Systems               25.1     15.1      13.2
Divested operations              4.7     1.5      (18.9)
Earnings before interest and
   taxes                      $176.7    $179.4    $127.6

Powertrain Systems' sales and EBIT were down $94.8 million and $18.0 million, or 15.4% and 38.8%, respectively, from 1997's exceptional results. Three signi_cant issues caused the declines: no new four-wheel drive ("4WD") applications for Ford trucks in 1998, significant reductions in 4WD transfer case shipments for the Ford F-150 truck and a decline in 4WD transfer case shipments to Ssangyong in Korea due to the sluggish Asian economy. Increased 4x4 installation rates on the Ford Ranger and a full year of sales on the Mercedes-Benz M-Class All-Activity Vehicle launched in 1997 were only able to partially offset the shortfalls. Overall, the Company sold 654,000 small and 367,000 large transfer cases in 1998, as compared with 541,000 small and 652,000 large transfer cases in 1997 and 481,000 small and 480,000 large transfer cases in 1996. Large transfer case sales were unusually high in 1997 because of the build out of an application.

Powertrain Systems had been benefiting in recent years from the industry trend toward sport-utility vehicles and light trucks. 1997 sales and EBIT were exceptionally strong, with sales up 28.7% over 1996. The business had been realizing unprecedented demand for its various 4WD products on applications for Ford, Lincoln, Mercury, Rover, Isuzu and Ssangyong. The comparisons for 1997 versus 1996 were also aided by a full year of Expedition sales, the introduction of the Navigator and the successful launch of the 4WD system on the Mercedes-Benz M-Class All-Activity Vehicle in 1997.

Installation rates at Ford and shipments to Ssangyong in Korea showed signs of improvement late in 1998 and are expected to continue at somewhat stronger levels into 1999. While expected to remain strong, the revenue growth for Powertrain Systems is not expected to return to 1997 levels.

Automatic Transmission Systems experienced decreases in sales and EBIT of $15.6 million and $11.7 million, or 3.7% and 22.6%, respectively, compared to the prior year. Strong sales in Europe were unable to offset the negative impact of the nearly two-month long North American General Motors ("GM") strike and the weakness of the Asian economy. Customer product mix issues also heavily impacted this segment, particularly the industry-wide shift in emphasis from passenger cars to trucks. The ramp-up of a new one-way clutch system for Chrysler and the start-up of production on a significant portion of friction plate business for GM in 1998 show promise for the coming years.

The segment also continued to benefit from some of the trends that were driving sales growth of 6.6% in 1997 versus 1996. Increased penetration of automatic transmissions and increased content as automatic transmissions trended from three- to four-speed and from four- to five-speed transmissions have presented growth opportunities for this segment. Sales in 1997 of $418.2 million were driven by volume gains in each of North America, Europe and Asia. The business also realized a full year of sales in 1997 on one of its first systems, a one-way clutch and drum combination for Ford of Europe.

With the effects of the GM strike in the past, and the Asian economy showing signs of stabilizing, Automatic Transmission Systems is expecting strong results in the coming years. The business is a supplier to virtually every major manufacturer of automatic transmissions in the world and has invested heavily in technology to increase understanding of transmission functioning. This should improve the Company's ability to develop and provide entire subsystems for future generations of automatic transmissions and system solutions for alternative drivetrain configurations, including continuously variable transmissions and automated manual transmissions.

The Morse TEC operating segment experienced continued growth in 1998 as sales and EBIT increased by $187.2 million and $13.8 million, respectively. Net of the effect of the turbocharger business acquired in 1997, sales increased by $29.2 million, or 9.0%, and EBIT improved by $4.7 million, or 7.6%. This segment continued to benefit from the trends of the prior year, including strong North American demand, mainly from new content on Chrysler engine timing systems and increased penetration on GM passenger cars and Ford engines. These positive factors more than offset weakness in Asia and the impact of the GM strike.

Morse TEC sales revenue increased $72.4 million from 1997 to 1996, and net of the turbocharger business, sales increased by $47.6 million, or 17.2%. The overall growth was the result of a number of new applications in engine timing systems and front-wheel drive automatic transmissions, and the continued expansion of the 4WD market. Both Ford and Chrysler expanded their line-ups of overhead cam engines with Morse TEC timing systems. A full year's sales of the MORSE GEMINI(tm) systems to GM also contributed heavily to the growth.

The strong positive trend at Morse TEC is expected to continue in the coming years as new products, including timing systems for the new Chrysler 3.7 liter and 4.7 liter overhead cam engines, powder metal sprockets for both timing system and transmission applications, and drive chain for the new Toyota hybrid engine, are introduced. Also, trends in engine timing systems from belts to chains in Europe and Japan are expected to offer further opportunities. The turbocharger business has already been aided by strong demand for turbochargers on direct injected diesel engines for European passenger cars, and expansion into emerging applications on light trucks and sport-utility vehicles appears promising.

Air/Fluid Systems' sales increased $9.0 million in 1998, a 2.6% increase versus 1997, while EBIT increased $10.0 million, or 66.2%. The sales increase is due to changes in transmission solenoid production for the new Chrysler transmission and increased demand for air induction modules on Chrysler LH vehicles. Three businesses acquired in mid-1996 from Coltec Industries, Inc (the "Coltec Acquisition") have begun showing the growth that was expected of them at the time of the acquisition. The year-over-year comparison of EBIT is skewed slightly by inventory adjustments recorded in 1997.

The increase in 1997 sales to $342.4 million was almost solely due to the inclusion of a full year of sales from the Coltec Acquisition in 1996. The remainder of the business was virtually flat as certain components reaching the end of their life cycles were replaced by newer generations. Ramp-ups of new programs were relatively slow in 1997, resulting in slower sales growth than anticipated.

Air/Fluid Systems continues to offer a substantial opportunity for growth into the next century because of the increased worldwide emphasis on improved operating efficiency and reduced emissions, both of which can be realized through improved engine air and fuel management. Furthermore, the fragmented nature of the supplier base in this segment creates an opportunity to meet fuel economy and emission requirements through system solutions.

Divested operations included the sales of two Automatic Transmission Systems businesses completed in 1998. Substantially all of the remaining assets of the torque converter business were sold in 1998 after one of the product lines was sold in 1997. The Company also sold the precision forged powder metal connecting rod business in 1998. These businesses did not fit the strategic goals of the Company and management believes the Company's resources will be better spent on its core technologies in highly engineered components and systems. The sales of these businesses did not result in a significant gain or loss in either 1998 or 1997. They contributed sales of $73.5 million, $101.4 million and $89.5 million and EBIT of $4.7 million, $1.5 million and $3.2 million to 1998, 1997 and 1996, respectively. In 1996, the Company sold its Powertrain Systems North American manual transmission business to Transmisiones Y Equipos Mecanicos S.A. De C.V. at a pretax loss of $61.5 million, which net of a tax benefit of $26.5 million, resulted in a net charge of $35.0 million. 1996 sales and EBIT of the North American manual transmission business recognized in the Company's consolidated operations totaled $99.7 million and $(22.1) million, respectively.

The Company's top ten customers in 1998 accounted for approximately 81% of consolidated sales compared to 84% in 1997 and 83% in 1996. Ford continues to be the Company's largest customer with 36% of consolidated sales in 1998, compared to 43% and 42% in 1997 and 1996, respectively. DaimlerChrysler overtook GM as the Company's second largest customer in 1998, in large part due to a full year of sales by the turbocharger business in Europe. The Coltec Acquisition in mid-1996 has also increased sales to DaimlerChrysler. In 1998, 1997 and 1996, DaimlerChrysler represented 19%, 10% and 9% of consolidated sales, respectively, and GM accounted for 16%, 20% and 21%, respectively. No other customer accounts for more than 10% of sales.

OTHER FACTORS AFFECTING RESULTS OF OPERATIONS

The following table details the Company's results of operations as a percentage of sales:

Year Ended December 31,   1998      1997      1996
Net sales                100.0%    100.0%     100.0%
Cost of sales             79.0      77.8       78.3
Depreciation               4.1       4.0        4.6
Selling, general and
  administrative expenses  7.4       7.5        8.0
Goodwill amortization      0.9       1.0        0.9
Loss on sale of business      -         -       4.0
Minority interest, affiliate earnings
  and other income, net   (0.5)     (0.6)     (0.7)
Earnings before interest
 and taxes                 9.1%     10.3%     4.9%

1998 compared with 1997

1998 proved to be a roller-coaster year for the Company as a number of external events caused the Company's results to fluctuate. Still, the Company realized a 4.0% sales growth in 1998 versus 1997 against a backdrop of essentially flat worldwide automobile and light truck production, with North American and Japanese production decreasing 1.4% and 8.5%, respectively, and European production increasing 6.5%. However, for businesses held throughout both years, the Company's sales declined 3.7%. The German turbocharger business, AG K hnle, Kopp & Kausch ("AG Kuhnle"), contributed $182.9 million to 1998 sales, an increase of $158.1 million over the two months the business was owned in 1997. Two product lines sold during 1998, as discussed above, contributed $73.5 million to 1998 sales, a decrease of $27.9 million from the prior year. Factors cutting across each of the business segments which negatively impacted the Company's 1998 sales included the GM strike in June and July of 1998 and the weakness of the Asian economy. These external events deflated sales by approximately $25 million and $33 million, respectively.

Net earnings for 1998 totaling $94.7 million, or $4.00 per diluted share, were 8.2% below 1997 earnings of $103.2 million, or $4.31 per diluted share. The factors discussed above are responsible for the changes. In particular, the weakness of the Asian economy impacted earnings by approximately $0.60 per share, while the GM strike cost the Company approximately $0.30 per share in earnings. The effects of the Asian downturn were most damaging to the Automatic Transmission Systems and Morse TEC business segments, as well as to affiliate earnings; the other segments were less affected by Asia. The strike affected each of the business segments, most significantly Automatic Transmission Systems and Morse TEC.

Gross margin for 1998 was 21.0%, down from 22.2% in 1997 and 21.7% (24.2% excluding the manual transmission business) in 1996. The margin trend reflects the difficulty in achieving cost reductions and productivity improvements sufficient to offset both increases in costs and annual price reductions given to customers. In 1998, price reductions to customers totaled approximately $23 million as compared to $18 million and $10 million in 1997 and 1996, respectively. To offset the impact of price reductions, the Company actively pursues offsetting reductions from its suppliers and changes in product design to remove cost and/or improve manufacturability. The Company implemented a significant material cost reduction program in 1998 in a further attempt to maintain margins. The Company's ability to pass through increased costs to its OEM customers is severely limited, with cost recovery at less than 100% and often on a delayed basis.

The Company experienced a decline in consolidated EBIT of 8.2% to $167.6 million for 1998. For businesses held throughout both years, the decrease was 14.9%. Depreciation continued to increase in 1998 due mainly to a full year of results from the turbocharger business and increases in capital spending in recent years. Selling, general and administrative expenses ("SG&A") as a percentage of sales declined slightly to 7.4% from 7.5% as the Company continued its commitment to keeping spending down in this area, apart from research and development ("R&D"). The Company views spending on R&D as a key corporate strategy in order to develop proprietary new products and enhancements to existing products. In 1998, R&D spending represented 3.5% of sales versus 3.3% and 3.5%, respectively, in 1997 and 1996. In order to support its commitment to product leadership, the Company plans to increase R&D spending in the future.

Equity in affiliates and other income was down $2.9 million from 1997, including an $8.5 million decline in equity in affiliate earnings. The decrease in equity in affiliate earnings is largely attributable to the weakness of the Asian economy in 1998. The Company's equity in the earnings of its 50% owned joint venture, NSK-Warner, were hit particularly hard, falling to $7.6 million in 1998 from $13.7 million in 1997. Partially offsetting the reductions in affiliate earnings were certain transactions of a non-recurring or non-operating nature. The Company recorded a $3.3 million gain on sale of its 50% share of Warner-Ishi in 1998 and recorded a $4.3 million charge in 1997 to reduce the carrying value of certain joint venture investments in China and Korea.

Interest expense and finance charges increased by $2.3 million versus 1997. The Company incurred additional interest on its borrowings to purchase the turbocharger business in October 1998 and also needed to maintain slightly higher debt levels to finance operations because cash flow from operations trailed prior year levels throughout much of 1998.

The effective tax rate for 1998 was 32.7% compared with a rate of 34.6% for 1997. The tax rates for both years were below the standard federal and state rates due to the realization of R&D and foreign tax credits.

1997 compared with 1996

The Company realized 14.7% growth in revenues in 1997 versus 1996. This growth was against a backdrop of a minimal increase in the worldwide automobile and light truck production. North American, European and Japanese production in 1997 was up 3%, 5%, and 6%, respectively. The Company's sales growth included a 13% gain for businesses held throughout both years. The three operations acquired in the Coltec Acquisition contributed $116 million for the first half of 1997; the German turbocharger business, AG Kuhnle, 63% of which was acquired in October 1997, contributed $25 million; and the manual transmission business sold at the end of 1996 had contributed $100 million to 1996 sales. The Company was able to increase sales by increasing its content per vehicle by developing and offering improved components and system solutions for customer needs.

Net earnings for 1997 totaled $103.2 million, or $4.31 per diluted share. Earnings were almost two and one-half times the 1996 level of $41.8 million. In 1996, the Company incurred a one-time after-tax charge of $35 million ($61.5 million on a pretax basis) for the loss on the sale of the North American manual transmission business. Excluding this charge, 1997 earnings were 34%, or $26.4 million, higher than 1996. The improvement in earnings was also helped by the elimination of the loss from the manual transmission business, which reported a $22.1 million operating loss in 1996.

Consolidated EBIT improved to $182.5 million in 1997, a 33% increase over 1996, excluding the one-time manual transmission loss. The improvement was 14% excluding both the operating loss on the manual transmission business and the one-time loss on the sale. The increase in volume more than offset the margin compression. The Company also benefited from an entire year of the Coltec Acquisition versus one-half year in 1996. Depreciation, excluding that related to the manual transmission business, was up $3 million due to increased capital spending in recent years. SG&A expenses, although up by $9 million, represented only 7.5% of sales in 1997 versus 8% in 1996. The increase in spending was due to increased R&D spending which reached $59 million in 1997 compared with $54 million in 1996. The Company also spent $8 million on research projects that were reimbursed by customers. The minimal increase in the remainder of SG&A expenses reflected the Company's ability to control spending not directly related to products despite continuing revenue growth. The Company is committed to keeping its overall SG&A spending in the 7.5% of sales range. At the same time, the Company is committed to spending on R&D as a key corporate strategy to develop proprietary new products, allowing it to remain competitive. In 1997, R&D spending represented 3.3% of sales versus 3.5% in 1996. Major programs included new engine timing systems, powder metal sprockets, advanced 4WD systems, new air induction systems, advanced transmission solenoids, increased systems development for automatic transmissions, and advanced friction material research.

Equity in affiliates and other income was up slightly in 1997 at $13.2 million versus $13.1 million in 1996. The Company's equity in the earnings of its 50% owned Japanese joint venture, NSK-Warner, was off slightly in U.S. dollars at $13.7 million versus $14.3 million in 1996. This was due to continued weakness of the Japanese yen, which in 1997 was 10% below 1996.

Included in EBIT for 1997 are certain transactions of a non-recurring or non-operating nature. The Company recorded a $4.3 million charge to reduce the value of certain joint venture investments in China and Korea. Approximately $3 million was spent to relocate product lines from one facility to another during 1997. Also, during 1997 the Company reduced its reserve for loss on the sale of the manual transmission business by approximately $6 million as the result of favorable experience for certain elements of the reserve.

Interest expense and finance charges increased by $3.2 million in 1997. The Company incurred interest on its borrowing for the Coltec Acquisition for a full year in 1997 versus one-half year in 1996. In addition, interest was incurred for the turbocharger business. Offsetting these items was a continuing reduction in interest rates on the Company's variable rate bank borrowings.

The effective tax rate for 1997 was 34.6% compared with a rate of 33.9% in 1996, excluding the manual transmission sale loss. The tax rate for both years was below the standard federal and state rates due to the realization of R&D and foreign tax credits.

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash and cash equivalents increased $30.6 million at December 31, 1998 compared with December 31, 1997. Of the increase, $30.3 million was related to the cash held on the residual balance sheet of AG Kuhnle (discussed further below) at December 31, 1998.

Operating cash flow of $132.6 million, although $34.8 million less than 1997 operating cash flow, was sufficient to cover the $127.6 million cash used in investing activities. Operating cash flow consisted of $94.7 million of net earnings and non-cash charges of $96.9 million, including $74.8 million of depreciation, offset by a $59.0 million increase in net operating assets and liabilities. The increase in depreciation was due to a full year of results from the turbocharger business and increases in capital spending in recent years. The increased investment in net operating assets reflected in the December 31, 1998 balance sheet was primarily due to increased receivables and decreased income taxes payable. The cash flow effect from an increase in receivables was $29.3 million in 1998 due to a major customer deferring $33 million in payments at the end of the year. This represented a one-time reversing cash flow item as the payment was received in early January. Income taxes payable was impacted by significant payments during 1998 for accrued income taxes.

Capital spending totaling $122.2 million in 1998 was $12.9 million lower than in 1997, despite a full year of spending by the turbocharger business. Spending levels were reduced to compensate for operating cash flow shortfalls throughout the year. Approximately 65% of the 1998 spending was related to expansion, as opposed to renewal and replacement, cost reduction and other. Major 1997 projects carrying over extensive spending into 1998 included spending to increase capacity for larger transfer cases for Ford, to upgrade powder metal sprocket capability and to complete programs for timing systems for Chrysler's new 3.7 and 4.7 liter engines. Major new capital projects included the expansion of the Company's facility in Japan and a capacity uplift for friction plate production in Automatic Transmission Systems. The Company anticipates returning to higher capital spending levels in 1999 to drive expansion.

In October 1997, the Company purchased a 63% interest in AG Kuhnle for $42.4 million. AG Kuhnle consisted of a turbocharger business that the Company began consolidating November 1, 1997 and a turbomachinery business that was accounted for in prepayments and other current assets. In 1998, the Company purchased 100% of the turbocharger business from AG Kuhnle, renaming it 3K-Warner Turbosystems GmbH. The purchase price was $95.7 million, subject to final settlement. As soon as practicable, the Company intends to realize its 63% interest in AG Kuhnle, which consists principally of the net carrying value of the turbomachinery business at $16.8 million, $30.3 million in cash, representing 63% of the excess cash held on the residual balance sheet of AG Kuhnle, less certain income tax and other liabilities. The $30.3 million of cash is netted against payments for businesses acquired in the 1998 Consolidated Statement of Cash Flows. The increase in the net carrying value of the turbomachinery business from 1997 of $6.5 million represents increased operating investment during the course of the year. The Company used short-term borrowings to finance the purchase of 3K-Warner Turbosystems GmbH, and expects to repay a portion of the debt in the first half of 1999 with the proceeds from an anticipated dividend from AG Kuhnle. Proceeds from the sales of the torque converter and connecting rod businesses, amounting to $10.0 million and $41.8 million, respectively, were primarily used to lower the Company's long-term debt.

Stockholders' equity increased by $83.6 million in 1998. Net income of $94.7 million was offset by dividends of $14.1 million and stock repurchases of $13.0 million. In relation to the dollar, the currencies in foreign countries where the Company conducts business strengthened, causing the currency translation component of other comprehensive income to increase by $11.8 million in 1998. Finally, given the continued favorable performance of the Company's pension fund investments, the Company was able to eliminate the additional minimum pension liability adjustment.

The Company believes that the combination of cash from its operations and available credit facilities will be sufficient to satisfy cash needs for its current level of operations and planned operations for the foreseeable future.

OTHER MATTERS

Sale of Connecting Rod Business

In September 1998, the Company sold its precision forged powder metal connecting rod business unit to GKN Sinter Metals, Inc., a subsidiary of UK-based GKN plc. GKN initially paid the Company $41.8 million in the third quarter. The final selling price determined in February 1999 was $42.0 million. The connecting rod product line was originally acquired as part of the Company's purchase of the Precision Forged Products Division of Federal-Mogul Corporation in 1995.

Sale of Torque Converter Business

In April 1998, the Company entered into an agreement to sell substantially all the remaining assets of its torque converter business, exclusive of land and buildings, to Mannesmann Sachs AG. One product line of the torque converter business was previously sold in June 1997. In accordance with the agreement, operations were phased out during the course of 1998, with Mannesmann Sachs making multiple progress payments totaling $10.0 million to the Company as the assets were transferred. The Company expects to recover the remainder of its investment in the business through the sale of the land and buildings in 1999.

Pending Acquisition of Kuhlman Corporation and Related Debt Financing

On December 17, 1998, the Company entered into a merger agreement with Kuhlman Corporation, which provides that Kuhlman will become a wholly owned subsidiary of Borg-Warner Automotive. The total value of consideration to be paid in the merger, based on the number of shares of Kuhlman common stock outstanding on December 31, 1998, is approximately $677.8 million. Approximately $527.8 million of the consideration will be in cash, with the remaining $150.0 million in Borg-Warner Automotive common stock. This acquisition is expected to close in March, 1999.

Kuhlman is a diversified industrial manufacturing company that currently operates two product segments: industrial products and electrical products. Their products are sold to over 5,000 domestic and international customers operating in more than 60 countries. Kuhlman's Schwitzer Group, which includes the industrial products business, is a leading worldwide manufacturer of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ventilation/air conditioning systems, and other products used primarily in commercial transportation products and industrial equipment. Kuhlman's electrical products businesses include the manufacture of transformers and other products for electrical utilities and industrial users, as well as electrical and electronic wire and cable products for use in consumer, commercial and industrial applications. Following the completion of the merger, the Company intends to sell the electrical products businesses and plans to achieve significant synergies through the integration of the Schwitzer Group.

On February 22, 1999, the Company issued $200 million of 6.5% senior unsecured notes maturing in February 2009 and $200 million of 7.125% unsecured notes maturing in February 2029 to partially fund the impending Kuhlman acquisition.

Litigation

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

Based on information available to the Company, which in most cases includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 1998 of approximately $7.9 million. The Company expects this amount to be expended over the next three to _ve years.

The Company entered into a Settlement Agreement and Specific Mutual Release dated as of May 31, 1998 (the "Settlement Agreement") with Borg-Warner Security Corporation ("BWSC"), the successor corporation to its former parent. The previously-reported dispute involved whether BWSC was entitled to indemni_cation from the Company for certain environmental liabilities under a Distribution and Indemnity Agreement dated January 27, 1993.

Pursuant to the Settlement Agreement, the Company and BWSC agreed to dismiss and vacate all arbitration awards resulting from the arbitration proceeding and to dismiss with prejudice the lawsuit settled by the Company in the Circuit Court of Cook County, Illinois, on January 27, 1998. Under the Settlement Agreement, the Company agreed to indemnify BWSC for the first $2.9 million BWSC pays in certain environmental costs after April 30, 1998 and 50% of any amounts in excess of that $2.9 million. At present, the Company does not have sufficient information to determine the extent of its liability under the Settlement Agreement, but does not anticipate that such amount will have a material adverse effect on its financial position or future operating results. It is expected that indemnification payments will be made by the Company over the course of several years as the environmental costs are incurred.

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

Year 2000 Issues

The Company is in the process of upgrading certain aspects of its operations to ensure that business systems do not fail to function when the Year 2000 arrives or at other date intervals. The Company has completed an inventory of key systems and equipment with potential Year 2000 issues in the areas of business operating systems, manufacturing operations, operating infrastructure, customers and suppliers. This included an identification of mission critical systems, an assessment of the readiness of applications for Year 2000 and the corrective action needed, if any.

The Company is also participating in the process coordinated by the Automotive Industries Action Group ("AIAG"), a group sponsored by the major U.S. automakers. The process consists of ongoing surveys to measure a company's state of readiness and its progress on the assessment and remediation stages of its program. The survey results are used to monitor progress against remediation action plans.

The Company's program to become Year 2000 compliant is being operated on an enterprise-wide basis. A coordinator has been assigned overall administrative responsibility; however, each operating unit is responsible for compliance at its location. Inventories and assessments have been completed at substantially all locations. Corrective action is underway. The majority of items identified as non-compliant would not significantly interfere with the Company's operations if not updated. In addition, the exposure to an enterprise-wide failure is less likely because of the relative autonomy of the operating units. The Company is operating on a schedule to have substantially all non-compliant items remedied by mid-1999 and is also seeking confirmation from key suppliers and other third parties that their systems and applications that affect the Company will be Year 2000 compliant by mid-1999.

Concurrent with the Year 2000 effort, the process of upgrading certain business operating systems at a number of operating units to improve both business operations and control is underway. Any new system acquired is required to be certified as Year 2000 compliant. The Company will spend approximately $11.5 million for new systems, to upgrade systems and equipment and for other efforts to ensure compliance with Year 2000 between 1997 and 1999. These costs will be paid for with cash from operations. The bulk of such spending will provide for system improvements and enhancements including compliance with Year 2000. Through 1998, spending has totaled approximately $9.5 million. Spending solely related to Year 2000 compliance is not expected to be material to either the financial position or results of operations for any given year.

As with any program to upgrade business systems, there are risks that programs will not be completed on schedule and that programs will not accomplish all that they were supposed to accomplish. The chance of this happening throughout the Company is remote. For individual occurrences, the impact would most likely be a reduced level of quality control for operations and a substantial increase in the amount of manual intervention in areas such as material planning and inventory control, statistical process control, and financial and operational recordkeeping.

Substantial contingency plans are not in place because the Company believes that its efforts will be successful. However, specific procedures required to keep operations functioning in the event of delays or machine failures have been identified. As mentioned above, the Company has identified key suppliers and requested confirmation as to their Year 2000 compliance. Supplier responses are currently being verified, including supplier audits and other actions as appropriate. The Company is also considering the availability of alternative supply sources in the event that they are needed.

The Company cannot provide any assurance that the corrective actions being implemented will prevent dating systems problems or that the cost of doing so will not be material. In addition, disruptions with respect to the computer systems of vendors or customers, including both information technology ("IT") and non-IT systems could impair the Company's ability to obtain necessary materials or products to sell to or serve its customers. Disruptions of computer systems or the computer systems of vendors or customers, as well as the cost of avoiding such disruption, could have a material adverse effect upon the financial position or operating results of the Company.

Euro Conversion

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a new common currency (the "euro"). The participating countries have adopted the euro as their common legal currency. The Company has begun consideration of the effects of the euro conversion on operations, but is currently unsure of the potential impact that the euro conversion will have on the financial position or operating results. Because of the nature of the Company's business and customers, the effect is not expected to be significant.

New Accounting Pronouncements

In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. The Company has not yet determined the effect SFAS 133 will have on its financial position or results of operations.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and is effective for fiscal years beginning after December 15, 1998. The Company is currently assessing the potential effects of SOP 98-1 on its results of operations and financial position.

Disclosure Regarding Forward-Looking Statements

Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: the fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing the Company's products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 1998.

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

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1998, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

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


[SIGNATURE]    [SIGNATURE]

John F. Fiedler          William C. Cline
Chairman and             Vice President and
Chief Executive Officer  Controller

January 30, 1999




Independent Auditors' Report

The Board of Directors and Stockholders of Borg-Warner Automotive, Inc.

We have audited the consolidated balance sheets of Borg-Warner Automotive, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Automotive, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


[SIGNATURE]

DELOITTE & TOUCHE LLP

Chicago, Illinois
January 30, 1999
(February 22, 1999 as to the third paragraph of Note 14)





Consolidated Statements of Operations


                    millions of dollars except per share amounts
For the Year Ended December 31,         1998      1997      1996
Net sales                          $1,836.8  $1,767.0  $1,540.1
Cost of sales                       1,450.7   1,375.4   1,205.5
Depreciation                           74.8      70.4      71.3
Selling, general and administrative
 expenses                             135.1     132.0     122.7
Minority interest                       2.1       3.2       2.6
Goodwill amortization                  16.8      16.7      13.5
Loss on sale of business                -         -        61.5
Equity in affiliate earnings and
 other income                         (10.3)    (13.2)    (13.1)
  Earnings before interest expense,
   finance charges and income taxes   167.6     182.5      76.1
Interest expense and finance charges   26.9      24.6      21.4
  Earnings before income taxes        140.7     157.9      54.7
Provision for income taxes             46.0      54.7      12.9
  Net earnings                     $   94.7   $ 103.2  $   41.8
Net earnings per share
  Basic                            $   4.03   $  4.35  $   1.77
  Diluted                          $   4.00  $   4.31  $   1.75
Average shares outstanding (thousands)
  Basic                                 23,479    23,683     23,564
  Diluted                               23,676    23,934     23,830

See accompanying Notes to Consolidated Financial Statements.


Consolidated Balance Sheets

                              millions of dollars
December 31,                       1998      1997
Assets
Cash                               $   37.8  $   10.6
Short-term securities                   6.2       2.8
Receivables                           185.4     158.6
Inventories                           115.7     108.0
Deferred income tax asset               4.7       8.5
Prepayments and other current assets   26.3      18.4
    Total current assets              376.1     306.9
Land                                   24.0      21.6
Buildings                             199.7     195.2
Machinery and equipment               692.6     657.3
Capital leases                          5.7       5.5
Construction in progress                82.9     91.6
                                     1,004.9    971.2
Less accumulated depreciation          370.4    359.5
    Net property, plant and equipment  634.5    611.7
Investments and advances               141.9    132.9
Goodwill                               560.4    545.6
Deferred income tax asset                7.7     20.6
Other noncurrent assets                125.5    118.6
    Total other assets                 835.5    817.7
                                    $1,846.1 $1,736.3
Liabilities and Stockholders' Equity
Notes payable                       $  145.0 $   67.7
Accounts payable and accrued expenses  276.9    273.6
Income taxes payable                    32.2     53.9
    Total current liabilities          454.1    395.2
Long-term debt                         248.5    270.4
Long-term liabilities:
  Retirement-related liabilities       318.6    314.0
  Other                                 39.1     42.3
    Total long-term liabilities        357.7    356.3
Minority stockholders' interest in
consolidated subsidiaries                8.5     20.7
Capital stock:
  Preferred stock, $.01 par value;
    authorized shares: 5,000,000;
    None issued                            -       -
  Common stock, $.01 par value;
   authorized shares: 50,000,000;
   issued shares: 1998 and 1997, 23,753,365;
   outstanding shares: 1998, 23,387,173; 1997,
   23,542,765                             0.2      0.2
  Non-voting common stock, $.01 par value;
   authorized shares: 25,000,000;
   issued and outstanding shares: 1998, none;
   1997, 1,500                                -      -
Capital in excess of par value          566.0     566.0
Retained earnings                       230.2     150.7
Management shareholder note             (2.0)          -
Accumulated other comprehensive income   0.5      (13.0)
Common stock held in treasury, at cost:
 1998, 366,192 shares; 1997, 210,600 shares(17.6) (10.2)
    Total stockholders' equity           777.3     693.7
                                        $1,846.1  $1,736.3

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows

     millions of dollars
For the Year Ended December 31,    1998      1997      1996
Operating
Net earnings                       $  94.7   $ 103.2   $  41.8
Adjustments to reconcile net
  earnings to net cash flows from operations:
Non-cash charges (credits) to operations:
  Depreciation                        74.8      70.4      71.3
  Goodwill amortization               16.8      16.7      13.5
  Loss on sale of business              -         -       61.5
  Deferred income tax provision       16.7      24.1     (12.4)
  Other, principally equity in
    affiliate earnings               (11.4)    (11.8)    (14.8)
Changes in assets and liabilities,
  net of effects of acquisitions
  and divestitures:
  (Increase) decrease in receivables  (29.3)   (13.6)      4.0
  Increase in inventories              (9.1)    (8.9)     (8.7)
  (Increase) decrease in prepayments
    and deferred income tax asset      (7.6)    (1.3)      3.5
  Increase (decrease) in accounts
    payable and accrued expenses        3.0     (3.9)      7.5
  Increase (decrease) in income
    taxes payable                     (22.3)    23.9       4.2
  Net change in other long-term
    assets and liabilities              6.3    (31.4)      6.5
    Net cash provided by operating
     activities                       132.6    167.4     177.9
Investing
Capital expenditures                 (122.2)  (135.1)    (91.9)
Investment in affiliates               (5.7)    (0.1)     (0.5)
Payments for businesses acquired      (65.4)   (42.4)   (287.8)
Proceeds from sales of businesses       51.8     5.8      20.3
Proceeds from other assets              13.9     2.7       8.1
    Net cash used in investing
     activities                       (127.6)  (169.1)  (351.8)
Financing
Net increase (decrease) in notes payable 73.3    31.8     (7.4)
Additions to long-term debt               2.4    37.6    192.4
Reductions in long-term debt            (26.1)  (42.5)      -
Payments for purchase of treasury stock (13.0)  (10.2)      -
Proceeds from stock options exercised     0.7     2.1       2.6
Dividends paid                          (14.1)   (14.3)   (14.1)
    Net cash provided by financing
     activities                          23.2     4.5     173.5
Effect of exchange rate changes on cash
  and cash equivalents                    2.4     (0.9)    (0.2)
Net increase (decrease) in cash and
  cash equivalents                       30.6      1.9     (0.6)
Cash and cash equivalents at beginning
  of year                                13.4      11.5     12.1
Cash and cash equivalents at end of year$44.0     $13.4    $11.5
Supplemental Cash Flow Information
Net cash paid during the year for:
  Interest                              $30.3     $27.1    $20.8
  Income taxes                           36.8      28.9     33.4


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

                         millions of dollars                       Comprehensive
     Number of Shares    Stockholders' Equity                       Income

                                                                  Accumulated
    Issued  Common    Issued Capital in       Management          other
   common  stock in  common  excess of Treas- shareholder Retained comprehensive
    stock   treasury  stock  par value ury stock note     earnings income
    ------- -------- ------- ------- --------- -------   -------- ------ ------
Balance,
January
1, 1996 23,467,056  -    $0.2   $560.1  $  -     $ -     $ 34.1    $  5.6
Dividends
 declared       -   -      -        -      -       -      (14.1)      -
Shares issued
under stock
option plans 177,784-      -       3.8     -       -          -       -
Net income      -   -      -         -     -       -       41.8       -  $41.8
 Adjustment
  for minimum
  pension lia-
  bility        -   -      -         -     -       -          -      9.3   9.3
 Currency trans-
  lation ad-
  justment     -   -      -         -     -       -          -     (12.0)(12.0)
Balance,
 Decem-
 ber 31,
 1996    23,644,840 -   $0.2    $563.9    $ -     $ -       $  61.8 $ 2.9 $ 39.1
Purchase
 of treas-
 ury stock    - (212,100) -        -    (10.2)      -        -      -
Dividends
 declared    -     -      -        -       -        -      (14.3)   -
Shares issued
 under stock
 option
 plans   110,025  1,500  -        2.1      -        -        -      -
 Net income  -     -     -         -       -        -       103.2   -    $103.2
Adjustment
 for minimum
 pension
 liability   -     -     -         -       -        -         -     5.7   5.7
Currency trans-
 lation adjust-
 ment        -     -     -         -       -        -         -    (21.6) (21.6)
Balance,
 December
 31, 1997 23,754,865(210,600)$0.2 $566.0  $(10.2)   $ -    $150.7 $(13.0) $87.3
Purchase of
 treasury
 stock       -  (273,200) -  -    (13.0)    -         -      -
Dividends
 declared    -     -      -  -     -        -       (14.1)   -
Shares issued
 for manage-
 ment share-
 holder note -  36,930    -  0.3  1.7     (2.0)        -     -
Shares issued
 under stock
 option plans - 43,614    - (0.3) 2.1      -        (1.1)    -
Shares issued
 under execu-
 tive stock
 plan        -   35,564   -   -   1.8      -           -      -
Non-voting common
 stock converted
 to voting com-
  mon stock (1,500)1,500  -   -     -      -           -       -
Net income      -    -    -   -     -      -         94.7      -      $ 94.7
Adjustment
 for minimum
  pension lia-
   bility       -   -     -   -     -       -          -     1.7        1.7
Currency trans-
 lation adjust-
 ment           -   -    -    -     -       -          -     11.8      11.8
Balance,
 December 31,
  1998   23,753,365(366,192)$0.2 $566.0  $(17.6)  $(2.0)  $230.2  $ 0.5 $108.2


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Introduction

The Company is a leading global supplier of highly engineered systems and components primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport-utility vehicles and light trucks. The Company, which operates 35 manufacturing facilities in 12 countries serving automakers in North America, Europe and Asia, is an original equipment supplier to every major OEM in the world. Its products fall into four operating segments:
Automatic Transmission Systems, Air/Fluid Systems, Morse TEC and Powertrain Systems.

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

Short-term securities Short-term securities are valued at cost, which approximates market. It is the Company's policy to classify investments with original maturities of three months or less as cash equivalents for purposes of preparing the Consolidated Statements of Cash Flows. All short-term securities meet this criterion.

Accounts receivable In 1998, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $102.0 million to $127.5 million. Accounts receivable are recorded net of this agreement, under which $125 million was sold at December 31, 1998 and $100 million was sold at December 31, 1997. The agreement extends to December 1999.

Inventories Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method.

Property, plant and equipment and depreciation Property, plant and equipment are valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets ranging from 3 to 30 years. For income tax purposes, accelerated methods of depreciation are generally used.

Goodwill Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its goodwill. If the review indicated a decline in the carrying value, the Company would adjust the amortization accordingly.

Revenue recognition The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale. Although the Company has entered into long-term supply agreements, the price is not fixed over the life of the agreements.

Financial instruments Financial instruments consist primarily of investments in cash, short-term securities, and receivables and obligations under accounts payable and accrued expenses and debt instruments, much of which is variable rate debt. The fair value of debt is estimated based on current borrowing rates for loans with similar terms and maturities. The Company believes that the fair value of the financial instruments approximates the carrying value.

Comprehensive income The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") in 1998. SFAS 130 requires presentation of comprehensive income (net income plus all other changes in net assets from non-owner sources) and its components in the _nancial statements. The Company has changed the format of its Consolidated Statements of Stockholders' Equity to present the required disclosures regarding comprehensive income. Additional information is presented in Note 3.


Segment information The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") as of December 31, 1998. SFAS 131 requires the presentation of descriptive and quantitative information about reportable segments which is consistent with the information made available to the management of the Company to assess performance. The required disclosures are presented in Note 13.

Pensions and other postretirement benefit plans Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans, but does not change the measurement or recognition of these plans. The required disclosures are presented in Note 6.

New accounting pronouncements In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. The Company has not yet determined the effect SFAS 133 will have on its nancial position or results of operations.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and is effective for fiscal years beginning after December 15, 1998. The Company is currently assessing the potential effects of SOP 98-1 on its results of operations and nancial position.

2 Balance Sheet Information

Detailed balance sheet data are as follows:

          millions of dollars
December 31,             1998       1997
Receivables:
  Customers              $147.5    $118.6
  Other                    40.6      42.2
                          188.1     160.8
  Less allowance for losses 2.7       2.2
    Net receivables      $185.4    $158.6
Inventories:
  Raw material           $ 57.3    $ 53.9
  Work in progress         32.7      33.9
  Finished goods           25.7      20.2
    Total inventories    $115.7    $108.0
Prepayments and other current assets:
  Investment in business
   held for disposition  $ 16.8    $ 10.3
  Other                     9.5       8.1
    Total prepayments and
     other current assets$ 26.3    $ 18.4
Investments and advances:
  NSK-Warner             $133.6    $124.1
  Other                     8.3       8.8
    Total investments and
     advances            $141.9    $132.9
Other noncurrent assets:
  Deferred pension assets$ 54.1    $ 41.0
  Deferred tooling         53.1      59.3
  Other                    18.3      18.3
    Total other noncurrent
     assets              $125.5    $118.6
Accounts payable and
  accrued expenses:
  Trade payables         $164.3     $166.7
  Payroll and related      34.2       33.3
  Insurance                18.4       18.3
  Accrued costs related to
   divested operations     13.9       22.8
  Other                    46.1       32.5
    Total accounts payable
     and accrued expenses$276.9     $273.6
Other long-term liabilities:
  Environmental reserve  $  7.9     $  7.2
  Other                    31.2       35.1
    Total other long-term
     liabilities         $ 39.1     $ 42.3


Inventory held by U.S. operations was $66.3 million in 1998 and $69.7 million in 1997. Such inventories, if valued at current cost instead of LIFO, would have been greater by $6.3 million in 1998 and $8.7 million in 1997.

Dividends received from affiliates accounted for under the equity method totaled $3.9 million in 1998, $4.8 million in 1997 and $5.0 million in 1996.

Accumulated amortization related to capital leases amounted to $4.5 million in 1998 and $4.3 million in 1997. Accumulated amortization of goodwill amounted to $117.8 million in 1998 and $101.4 million in 1997.

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

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended March 31, 1998, 1997 and 1996:






          millions of dollars

Year Ended March 31,      1998      1997      1996
Balance sheets:
  Current assets         $139.0    $145.7    $156.5
  Noncurrent assets       119.4     124.7     152.0
  Current liabilities      68.0      74.1      85.8
  Noncurrent liabilities    7.0       8.1      11.1
Statements of operations:
  Net sales              $264.1    $296.5    $334.7
  Gross profit             64.7      82.6      91.8
  Net income               21.5      29.0      32.3

3 Other Comprehensive Income

The components of other comprehensive income in the Consolidated Statements of Shareholders' Equity are as follows:

          millions of dollars

Year Ended December 31,                 1998       1997      1996
Foreign currency translation adjustment $17.6     $(33.0)   $(15.7)
Income taxes                            (5.8)       11.4       3.7
  Net foreign currency translation
    adjustment                          11.8       (21.6)    (12.0)
Minimum pension liability adjustment     2.5         8.7      12.2
Income taxes                            (0.8)       (3.0)     (2.9)
  Net minimum pension liability
    adjustment                           1.7         5.7       9.3
Other comprehensive income              $13.5     $(15.9)   $ (2.7)


The components of accumulated other comprehensive income (net of tax) in the Consolidated Balance Sheets are as follows:

     millions of dollars

December 31,                                 1998       1997
Foreign currency translation adjustment      $0.5      $(11.3)
Minimum pension liability adjustment          -        (1.7)
Accumulated other comprehensive income       $0.5      $(13.0)


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

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 1998 of approximately $7.9 million. The Company expects this amount to be expended over the next three to ve years.

The Company entered into a Settlement Agreement and Specific Mutual Release dated as of May 31, 1998 (the "Settlement Agreement") with Borg-Warner Security Corporation ("BWSC"), the successor corporation to its former parent. The previously-reported dispute involved whether BWSC was entitled to indemni cation from the Company for certain environmental liabilities under a Distribution and Indemnity Agreement dated January 27, 1993.

Pursuant to the Settlement Agreement, the Company and BWSC agreed to dismiss and vacate all arbitration awards resulting from the arbitration proceeding and to dismiss with prejudice the lawsuit _led by the Company in the Circuit Court of Cook County, Illinois, on January 27, 1998. Under the Settlement Agreement, the Company agreed to indemnify BWSC for the first $2.9 million BWSC pays in certain environmental costs after April 30, 1998 and 50% of any amounts in excess of that $2.9 million. At present, the Company does not have suf cient information to determine the extent of its liability under the Settlement Agreement, but does not anticipate that such amount will have a material adverse effect on its financial position or future operating results. It is expected that indemnification payments will be made by the Company over the course of several years as the environmental costs are incurred.

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


5 Notes Payable and Long-Term Debt

Following is a summary of notes payable and long-term debt.

          millions of dollars
                                        1998      1997
December 31,                  Current   Long-Term Current   Long-Term
Bank borrowings               $144.4     $ 69.5    $36.1     $ 94.9
Bank term loans due through 2003
  (at an average rate of 5.3% in 1998
  and 5.2% in 1997; and 4.6% at
  December 1998)                 0.2       25.5     30.2       21.8
7% Senior Notes due 2006, net of
  unamortized discount             -      149.7        -      149.6
Capital lease liabilities (at an average rate
  of 7.2% in 1998 and 6.5%
  in 1997)                       0.4        3.8      1.4        4.1
Total notes payable and long-
  term debt                   $145.0     $248.5    $67.7     $270.4


Annual principal payments required as of December 31, 1998 are as follows (in millions of dollars):

1999      $145.0
2000         7.4
2001        88.3
2002         1.2
2003           -
after 2003  151.6

The Company has a revolving credit facility which provides for borrowings up to $350 million through September, 2001. At December 31, 1998, the facility was unused; at December 31, 1997, $25.0 million of borrowings under the facility were outstanding. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

In November 1996, the Company issued $150 million of 7% senior unsecured notes due 2006. Interest is payable semiannually on May 1 and November 1. The indenture contains certain covenants including, among others, covenants limiting liens, sale/leaseback transactions, mergers and the sale of substantially all of the Company's assets.

Bank term loans of $25.7 million outstanding at December 31, 1998 are subject to annual reductions of $0.2 million in 1999, $7.4 million in 2000, $16.7 million in 2001, $1.2 million in 2002 and $0.2 million for 2003 and thereafter.


6 Retirement Benefit Plans

The Company has a number of defined benefit pension plans and other postretirement benefit plans covering eligible salaried and hourly employees. The other postretirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

                    millions of dollars
                         Other
                    Pension Benefits    Postretirement Benefits
December 31,             1998      1997      1998      1997
Change in benefit obligation:
Benefit obligation at
  beginning of year    $330.1      $309.1    $ 271.2   $ 261.2
  Service cost            5.4         4.5        4.5       4.1
  Interest cost          21.7        21.8       18.7      19.0
  Plan participants'
   contributions          0.3         0.2         -         -
  Amendments              0.3           -      (0.1)        -
  Actuarial loss         13.2        15.2      28.6        2.8
  Acquisition/divestiture   -         6.0         -         -
  Currency translation    2.8        (4.1)        -         -
  Curtailments           (3.8)          -      (6.8)        -
  Settlements            (3.5)          -      (2.7)        -
  Special termination
    benefits              1.8           -       0.9         -
  Benefits paid         (22.5)      (22.6)    (17.6)    (15.9)
Benefit obligation at
  end of year            345.8      330.1     296.8     271.2
Change in plan assets:
Fair value of plan assets
  at beginning of year   328.2     271.2
  Actual return on plan
    assets                63.7      67.0
  Employer contributions  12.5      12.3
  Plan participants'
    contributions          0.3       0.2
  Currency translation     0.6         -
  Settlements             (4.1)        -
  Benefits paid          (22.5)     (22.6)
Fair value of plan assets
  at end of year         378.7      328.1
Funded status             32.9      (2.0)    (296.8)   (271.2)
  Unrecognized net
   actuarial (gain) loss (23.0)     (1.3)      23.1       1.0
  Unrecognized transition
   asset                  (0.9)     (1.2)         -         -
  Unrecognized prior
    service cost           7.6       6.4       (0.3)     (0.2)
Net amount recognized   $ 16.6     $ 1.9    $(274.0)   $(270.4)

Amounts recognized in the consolidated
  balance sheets:
  Prepaid benefit cost  $ 54.1     $ 41.0   $      -   $    -
  Accrued benefit
   liability             (37.5)     (43.0)   (274.0)   (270.4)
  Intangible asset           -        1.1          -        -
  Accumulated other
   comprehensive income      -        2.8          -        -
Net amount recognized    $ 16.6    $  1.9    $(274.0)  $(270.4)


The funded status of pension plans included above with accumulated bene_t obligations in excess of plan assets is as follows:

                                   millions of dollars
December 31,                            1998       1997
Accumulated benefit obligations         $52.0     $219.4
Plan assets                              26.4      177.5
  Deficiency                            $25.6     $ 41.9

     millions of dollars
          Other
     Pension Benefits              Postretirement Benefits
Year Ended December 31,            1998 1997 1996      1998 1997 1996
Components of net benefit cost:
  Service cost                     $ 5.4 $4.5 $ 4.3    $ 4.5 $ 4.1 $ 4.4
  Interest cost                     21.7 21.8  21.4     18.7  19.0  19.7
  Expected return on plan assets   (28.6)(24.6)(22.5)      -     -    -
  Amortization of unrecognized
    transition asset               (0.2) (0.2) (0.1)       -     -    -
  Amortization of unrecognized prior
    service cost                    1.5   1.5   1.6        -     -    -
  Amortization of unrecognized loss   -   0.5   1.5        -     -    -
  Curtailment gain                 (0.8)   -      -        -     -    -
Net benefit cost (credit)        $ (1.0)$ 3.5  $ 6.2   $23.3  $23.1   $24.1

The Company's weighted-average assumptions used in determining the pension costs and pension liabilities shown above were as follows:

                                   percent
                                               Other
               Pension Benefits         Postretirement Benefits
December 31,      1998   1997 1996      1998      1997    1996
U.S. plans:
  Discount rate    6.75     7.0      7.5           6.75      7.0      7.5
  Rate of salary
   progression      4.5     4.5      4.5
  Expected return
   on plan assets   9.5     9.5      9.5
Foreign plans:
  Discount rate   5.0-6.0 6.0-6.75 6.0-7.5
  Rate of compen-
   sation increase2.5-4.5  2.5-5.5  3.0-6.0
  Expected return
   on plan assets   6.0    6.0-7.0    7.75

For measurement purposes, a 5.25% health care cost inflation rate was assumed for 1999 and subsequent years. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point change in the assumed rate would have the following effects:

                                                    millions of dollars
                                                  One Percentage Point
                                                  Increase  Decrease
Change in benefit obligation as of December 31, 1998   $40.8     $(32.4)
Increase (decrease) in service and interest cost       $ 3.9     $ (3.3)


7 Equity in Affiliate Earnings and Other Income

Items included in equity in affiliate earnings and other income consist of:


          millions of dollars
Year Ended December 31,            1998       1997      1996
Equity in affiliate earnings       $ 5.5     $14.0     $14.3
Gain on sale of affiliate            3.3        -          -
Interest income                      0.4       0.4       0.3
Loss on asset disposals, net        (0.1)     (3.7)     (2.4)
Other                                1.2       2.5       0.9
                                   $10.3      $13.2     $13.1

8 Stock Incentive Plans

Stock option plans Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase up to 1,500,000 shares of the Company's common stock. Options granted to date under this plan carry exercise prices ranging from $22.50 to $57.31 per share, equal to the market price of the Company's common stock on the date of grant. The options vest over periods up to three years and have a term of ten years from date of grant. There are 561,475 outstanding options at December 31, 1998. There are also 92,300 fully vested options outstanding at December 31, 1998 that were granted under a predecessor plan. The exercise prices of the predecessor plan range from $13.91 to $18.33 per share.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock options grants.

A summary of the two plans' shares under option at December 31, 1998, 1997 and 1996 follows:

                                    Shares   Weighted-average
1998                               (thousands)    exercise price
Outstanding at beginning of year      471         $30.72
  Granted                             242          51.76
  Exercised                          (44)          17.44
  Forfeited                          (15)          53.42
Outstanding at end of year            654          38.85

Options exercisable at year-end       294

Shares available for future grants    746

                                   Shares       Weighted-average
1997                               (thousands)    exercise price
Outstanding at beginning of year      461          $21.57
  Granted                             130           53.48
  Exercised                          (111)          19.14
  Forfeited                            (9)          35.34
Outstanding at end of year             471          30.72

Options exercisable at year-end        323

                                   Shares    Weighted-average
1996                               (thousands)    exercise price
Outstanding at beginning of year       632         $19.39
  Granted                               16          32.41
  Exercised                           (178)         14.72
  Forfeited                             (9)         23.09
Outstanding at end of year             461          21.57

Options exercisable at year-end        395

The following table summarizes information about the options outstanding at December 31, 1998:

                                   Options Outstanding
                                        Weighted-
                              Shares    average             Weighted-
Range of                   outstanding  remaining           average
exercise prices           (thousands)   contractual life    exercise price
$13.91-18.83                  92             2.5            $17.76
$22.50-25.00                  178            4.7            24.81
$25.31-38.94                  37             6.8            30.55
$40.44-57.31                  347            9.2            52.56
$13.91-57.31                  654            6.9            38.85

                                   Options Exercisable
                                   Shares         Weighted-
Range of                           exercisable    average
exercise prices                 (thousands)     exercise price
$13.91-18.83                            92        $17.76
$22.50-25.00                            178        24.81
$25.31-38.94                            24         27.82
$40.44-57.31                            --         --
$13.91-57.31                            294        22.83

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                   1998       1997      1996
Risk-free interest rate            5.57%     6.35%     5.73%
Dividend yield                     1.16%     1.67%     1.88%
Volatility factor                  31.37%    27.64%    27.62%
Weighted average expected life     6.5 years 7 years   7 years

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share, adjusted to include pro forma expense related to options, are as follows:


                                        millions of dollars
                                   except per share amounts

                                   1998       1997      1996
Net earnings - as reported         $94.7     $103.2    $41.8
Net earnings - pro forma            93.1      102.9     41.8
Earnings per share - as
  reported (basic)                  4.03       4.35     1.77
Earnings per share - as reported
  (diluted)                         4.00       4.31     1.75
Earnings per share - pro forma
  (basic)                           3.96       4.34     1.77
Earnings per share - pro forma
  (diluted)                         3.93       4.30     1.75
Weighted average fair value of
   options granted during the year 18.52     19.60     10.81


Executive stock performance plan The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 1998 and 1997, the amounts earned under the plan and accrued over the three-year periods were $4.3 million and $3.0 million, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

Earnings per share In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 197,000, 251,000 and 266,000 for 1998, 1997 and 1996, respectively, due to the effects of stock options and shares issuable under an executive stock performance plan.

9 Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 1998 and 1997 interim results of operations. Certain 1998 and 1997 quarterly amounts have been reclassified to conform to the annual presentation.

                               millions of dollars
                          1998                     1997
                     Quarter Ended              Quarter Ended
March 31 June 30 Sept. 30 Dec. 31 Year  March 31June 30 Sept.30 Dec. 31 Year
                                  1998                                  1997
Net
 sales $464.7 $451.3  $431.6 $489.2 $1,836.8 $443.5 $449.7 $406.8$467.0$1,767.0
Cost of
 sales  365.7  359.4   340.4  385.2  1,450.7  345.7  346.9  323.7 359.1 1,375.4
Depre-
 ciation 19.3   19.3    18.9   17.3     74.8   16.8   17.7   17.0  18.9  70.4
Selling, general
 and administra-
 tive ex-
 penses  37.2   34.5    34.1   29.3    135.1   36.0   34.0   25.5  36.5 132.0
Minority in-
 terest   0.7    0.8     0.9  (0.3)      2.1    0.7    0.5    0.6   1.4   3.2
Goodwill
 amort-
 ization  4.2    4.2     4.3   4.1      16.8    4.1    4.1    4.2   4.3   16.7
Equity in
 affiliate
 earnings and
 other
 income (5.5)   (2.9)   (0.5) (1.4)    (10.3)  (4.0)   (4.6)  (3.1) (1.5)(13.2)
Earnings before
interest expense
 and finance
 charges and
 income
 taxes  43.1   36.0   33.5    55.0    167.6    44.2    51.1    38.9  48.3 182.5
Interest expense
 and finance
 charges 6.0   7.0    7.6     6.3      26.9     6.5    6.3     6.2    5.6 24.6
Earnings before
 income
  taxes  37.1 29.0   25.9    48.7     140.7    37.7   44.8    32.7   42.7 157.9
Provision for
 income
 taxes   11.1  9.4    8.6    16.9      46.0   12.9    15.2    11.1   15.5 54.7
Net ear-
 nings  $26.0 $19.6 $17.3   $ 31.8    $ 94.7 $ 24.8  $ 29.6  $ 21.6 $27.2$103.2
Net ear-
 nings per share
 - basic $1.10 $ 0.84 $0.74 $ 1.35    $ 4.03 $ 1.05  $ 1.25 $0.91 $1.14 $4.35
Net earnings
per share
 - diluted$1.09$ 0.83 $0.73 $ 1.35    $ 4.00 $ 1.04  $ 1.23 $0.90 $1.14 $4.31

10 Income Taxes

Income before taxes and provision for taxes consist of:

                                     millions of dollars
                                       1998 1997 1996
               U.S. Non-U.S. Total   U.S. Non-U.S. Total  U.S.Non-U.S.  Total
Income before taxes $99.3 $41.4  $140.7 $115.7 $42.2 $157.9 $25.1$29.6 $54.7
Income taxes:
  Current:
    Federal/foreign $6.4  $18.5   $24.9 $19.8  $7.2  $27.0  $12.0$11.0 $23.0
    State            4.4     -      4.4   3.6     -    3.6    2.3    -   2.3
                    10.8   18.5    29.4  23.4   7.2   30.6   14.3 11.0  25.3
  Deferred          14.8    1.9    16.7  19.0   5.1   24.1  (13.4) 1.0 (12.4)
Total income taxes $25.6  $20.4  $ 46.0 $42.4 $12.3 $ 54.7  $ 0.9 $12.0 $12.9
/TABLE

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

                                                  millions of dollars
                                                  1998       1997      1996
Income taxes at U.S. statutory rate of 35%        $49.2     $55.3     $19.1
Increases (decreases) resulting from:
  Income from non-U.S. sources                      6.7       1.7      2.7
  State taxes, net of federal benefit               2.9       2.3      1.5
  Business tax credits, net                        (8.5)     (2.5)    (3.8)
  Affiliate earnings                               (1.9)     (4.9)    (5.0)
  Nontemporary differences                         (2.4)      2.8      2.5
  Basis difference on assets sold                      -         -    (4.2)
  Other, net                                           -         -     0.1
    Income taxes as reported                       $46.0     $54.7    $12.9


The Company has not provided deferred income taxes on the excess of the carrying value of its investment in foreign joint ventures and subsidiaries over its tax basis in these investments as the differences are essentially permanent in nature. It is not practicable to estimate the amount of unrecognized deferred tax liability.

Following are the gross components of deferred tax assets and liabilities as of December 31, 1998 and 1997:

                                                  millions of dollars
                                                       1998       1997
Deferred tax assets - current:
  Accrued costs related to divested operations         $  4.7    $  8.5
Deferred tax assets - noncurrent:
  Postretirement benefits                              $104.2    $102.8
  Pension                                                 4.5       4.7
  Other long-term liabilities and reserves               18.9      19.5
  Foreign tax credits                                     9.2      18.6
  Valuation allowance                                    (9.2)    (18.8)
  Other                                                  12.6      15.5
                                                        140.2     142.3
Deferred tax liabilities - noncurrent:
  Fixed assets                                           77.1      73.8
  Pension                                                20.6      16.0
  Other                                                  34.8      31.9
                                                        132.5     121.7
Net deferred tax asset - noncurrent                    $  7.7    $ 20.6

11 Research and Development Costs

The Company spent approximately $65.1 million, $59.0 million and $54.4 million in 1998, 1997 and 1996, respectively, on research and development activities. Not included in these amounts were customer-sponsored R&D activities of approximately $8.4 million, $8.0 million and $10.0 million in 1998, 1997 and 1996, respectively.

12 Acquisitions and Divestitures

Acquisitions

AG Kuhnle, Kopp & Kausch On October 31, 1997, the Company acquired 63% of the capital stock of AG Kuhnle, Kopp & Kausch, ("AG Kuhnle") a German manufacturer of turbochargers and turbomachinery, for $42.4 million. The Company accounted for the acquisition of the turbocharger business as a purchase and began consolidating it on November 1, 1997. Because AG Kuhnle's turbomachinery business did not fit the Company's strategic plan, the turbomachinery business was not consolidated and the net carrying value, $10.3 million, was included in prepayments and other current assets.

On October 31, 1998, the Company purchased 100% of the net assets of the turbocharger business from AG Kuhnle, renaming it 3K-Warner Turbosystems GmbH. The purchase price was $95.7 million, subject to final settlement. Included in 1998 results of operations are sales of $182.9 million and net earnings of $3.3 million (net of minority interest of $1.1 million that existed prior to November 1, 1998). As soon as is practicable, the Company intends to realize its 63% interest in AG Kuhnle, which consists principally of the turbomachinery business and excess cash held on the residual balance sheet of AG Kuhnle, less certain income tax and other liabilities. The Company's investment in AG Kuhnle is included in the December 31, 1998 Consolidated Balance Sheet as $30.3 million of cash and $16.8 million of prepayments and other current assets, representing the carrying value of the Company's 63% interest in the turbomachinery business.

The following unaudited pro forma information has been prepared assuming that the 100% acquisition of 3K-Warner Turbosystems GmbH had occurred at the beginning of 1997, and includes adjustments for estimated amounts of goodwill amortization and increased interest expense. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been consummated at the beginning of 1997 nor is it necessarily indicative of results of operations that may occur in the future.

                                        millions of dollars
                                        except per share amounts
Year Ended December 31,                 1998       1997
Net sales                               $1,836.8  $1,884.1
Net earnings                                94.0     103.3
Net earnings per share - basic              4.00     4.36
Net earnings per share - diluted            3.97     4.32

Coltec On June 17, 1996, the Company acquired for $283 million the operations and substantially all of the operating assets of three of Coltec Industries Inc's automotive OEM businesses: Holley Automotive, Coltec Automotive and Performance Friction Products which manufactured a broad base of air and fluid management products. Since the acquisition was accounted for as a purchase, the purchase price was allocated to the assets acquired based upon their estimated fair values, resulting in goodwill of $242 million. Included in the 1996 Consolidated Statement of Earnings were sales of $123 million and pretax operating income of $13 million.

Divestiture

North American Manual Transmission Business On December 31, 1996, the Company sold its North American manual transmission business located in Muncie, Indiana, to Transmisiones Y Equipos Mecanicos S.A. De C.V. Under the agreement, the Company received $20.3 million at closing for certain assets of the business and approximately $20 million during a transition period for the value of inventory and certain services provided. The Company recorded a pretax loss on the sale of $61.5 million in 1996, which, net of tax benefit of $26.5 million, resulted in an after-tax charge of $35 million or $1.49 per share.

13 Operating Segments and Related Information

Operating segments The Company's business comprises four operating segments:
Powertrain Systems, Automatic Transmission Systems, Morse TEC, and Air/Fluid Systems. These reportable segments are strategic business units which are managed separately because each represents a specific grouping of automotive components and systems. Borg-Warner Automotive evaluates performance based on earnings before interest and taxes, which emphasizes realization of a satisfactory return on the total capital invested in each operating unit. Intersegment sales, which are not significant, are recorded at market prices.

                                                  millions of dollars
                    Sales
                                        Earnings
                                        Before                   Long-Lived
                    Inter-              Interest   Year End      Depr./ Assets
               Customers segment   Net  and Taxes  Assets        Amort. Expend.
1998
Powertrain Systems  $ 516.4  $ 2.4   $ 518.8   $ 28.4   $ 288.1 $ 17.7 $ 13.4
Automatic Transmission
 Systems              391.7   10.9     402.6     40.0     434.8   23.8   29.8
Morse TEC             511.4   24.8     536.2     78.5     649.0   29.0   60.3
Air/Fluid Systems     343.9    7.5     351.4     25.1     380.0   17.2   21.0
Divested operations(a) 73.4    0.1      73.5      4.7      13.9    2.3    8.8
Intersegment elimin-
  ations                 -  (45.7)   (45.7)         -     (4.9)     -      -
  Total             1,836.8     -   1,836.8     176.7    1,760.9 90.0   133.3
Corporate, including
 equity in affiliates    -      -         -      (9.1)   85.2(c)   1.6    3.7
Consolidated      $ 1,836.8    $-  $ 1,836.8  $ 167.6  $ 1,846.1 $ 91.6 $137.0

1997
Powertrain Systems $  610.8    $ 2.8 $ 613.6  $ 46.4   $   270.3 $ 17.5 $ 41.7
Automatic Transmission
 Systems              406.6     11.6   418.2    51.7       421.4   23.8   41.5
Morse TEC             318.3     30.7   349.0    64.7       488.8   24.8   47.8
Air/Fluid Systems     330.0     12.4   342.4    15.1       383.6   16.2   20.0
Divested operations(a)101.3      0.1   101.4     1.5        61.3    2.9   15.4
Intersegment elimin-
 ations                  -     (57.6)  (57.6)     -        (5.3)     -      -
  Total             1,767.0        -  1,767.0  179.4    1,620.1    85.2   166.4
Corporate, including
 equity in affiliates    -         -       -     3.1  116.2(c)      1.9    -
Consolidated       $1,767.0   $   -  $1,767.0 $182.5  $1,736.3    $87.1  $166.4

1996
Powertrain Systems  $ 474.8    $  2.0 $ 476.8 $ 38.5  $  229.7    $15.2  $ 36.7
Automatic Trans-
 mission Systems      385.3       6.9   392.2   46.4     430.8     24.8   24.3
Morse TEC             252.9      23.7   276.6   48.4     376.2     24.2   28.7
Air/Fluid Systems     237.9       4.8   242.7   13.2     403.5     13.4   11.2
Divested operations(a)189.2        -    189.2  (18.9)     57.7      5.9    0.3
Intersegment eli-
 minations               -     (37.4)  (37.4)      -     (7.2)        -      -
  Total             1,540.1        -   1,540.1  127.6    1,490.7   83.5  101.2
Corporate, including
 equity in affiliates    -         -        -   (51.5)(b) 132.9(c)  1.3    1.8
Consolidated       $1,540.1    $   -   $1,540.1$ 76.1    $1,623.6  $84.8 $103.0


(a) The torque converter and connecting rod businesses were sold in 1998. The North American manual transmission business was sold in 1996.

(b) A $61.5 million loss was recognized on the sale of the North American manual transmission business.

(c) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred tax assets and investments and advances.

The following table reconciles segments' earnings before interest and income taxes to consolidated earnings before income taxes.

                                                  millions of dollars
                                                  1998       1997      1996
Earnings before interest and income taxes         $167.6    $182.5    $ 76.1
Interest expense and finance charges              (26.9)    (24.6)    (21.4)
Earnings before income taxes                      $140.7    $157.9    $ 54.7

Geographic information No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK-Warner (Note 2) amounting to $133.6 million at December 31, 1998 is excluded from the definition of long-lived assets, as is goodwill.

                                        millions of dollars
                              Net Sales           Long-Lived Assets
                         1998      1997  1996     1998      1997      1996
United States       $1,410.0  $1,485.2  $1,309.2  $494.9    $508.7    $447.0
  Germany              264.4      98.9      70.1    91.7      76.1      45.3
  Other Europe          93.6      89.6      72.2    55.5      51.6      39.3
Total Europe           357.8     188.5     142.3   147.2     127.7      84.6
Other Foreign           69.0      93.3      88.6    56.3      43.2      50.8
    Total           $1,836.8  $1,767.0  $1,540.1  $698.4    $679.9    $582.4

Sales to major customers Consolidated sales included sales to Ford Motor Company of approximately 36%, 43% and 42%; to DaimlerChrysler of approximately 19%, 14% and 12%; and to General Motors Corporation of approximately 16%, 20% and 21% for the years ended December 31, 1998, 1997 and 1996, respectively. No other single customer accounted for 10% or more of consolidated sales in any year between 1996 and 1998. Such sales consisted of a variety of products to a variety of customer locations worldwide. Each of the four operating segments had significant sales to all three of the customers listed above.

14 Pending Acquisition of Kuhlman Corporation and Related Debt Financing

On December 17, 1998, the Company entered into a merger agreement with Kuhlman
Corporation, which provides that Kuhlman will become a wholly owned subsidiary of Borg-Warner Automotive. The total value of consideration to be paid in the merger, based on the number of shares of Kuhlman common stock outstanding on December 31, 1998 is approximately $677.8 million. Approximately $527.8 million of the consideration will be in cash, with the remaining $150 million in Borg-Warner Automotive common stock. This acquisition is expected to close in March, 1999.

Kuhlman is a diversified industrial manufacturing company that currently operates two product segments: industrial products and electrical products.
Their products are sold to over 5,000 domestic and international customers operating in more than 60 countries. Kuhlman's Schwitzer Group, which includes the industrial products business, is a leading worldwide manufacturer of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ventilation/air conditioning systems, and other products used primarily in commercial transportation products and industrial equipment. Kuhlman's electrical products businesses include the manufacture of transformers and other products for electrical utilities and industrial users, as well as electrical and electronic wire and cable products for use in consumer, commercial and industrial applications. Following the completion of the merger, the Company intends to sell the electrical products businesses and integrate the Schwitzer Group into the Company.

On February 22, 1999, the Company issued $200 million of 6.5% senior unsecured notes maturing in February 2009 and $200 million of 7.125% unsecured notes maturing in February 2029 to partially fund the impending Kuhlman acquisition.

Selected Financial Data


                    millions of dollars except per share amounts
Year Ended December 31,  1998      1997      1996      1995      1994
Statement of Operations Data
Net sales             $1,836.8     $1,767.0  $1,540.1  $1,329.1  $1,223.4
Cost of sales          1,450.7      1,375.4   1,205.5   1,044.9     948.4
Depreciation              74.8         70.4      71.3      68.0      60.9
Selling, general and
  administrative expenses135.1        132.0     122.7      97.8      92.1
Minority interest          2.1          3.2       2.6       2.0       1.4
Goodwill amortization     16.8         16.7      13.5       9.6       9.6
Loss on sale of business    -            -        61.5(a)     -       -
Equity in affiliate
 earnings and other income(10.3)      (13.2)     (13.1)    (18.6)     (10.6)
Interest expense and
 finance charges          26.9         24.6       21.4      14.2       13.9
Provision for income
 taxes                    46.0         54.7       12.9      37.0       43.3
Net earnings          $   94.7     $  103.2   $   41.8    $ 74.2      $64.4
Net earnings per
  share - basic       $   4.03     $   4.35   $  1.77(a)  $ 3.18      $2.79
Average shares
 outstanding
 (thousands)- basic      23,479     23,683       23,564     23,303    23,048
Net earnings per
 share - diluted      $    4.00    $  4.31    $  1.75(a)  $  3.15     $ 2.75
Average shares
 outstanding (thousands)
  - diluted               23,676    23,934        23,830    23,570    23,424
Cash dividend declared
 per share            $    0.60    $  0.60    $     0.60   $  0.60    $  0.45
Balance Sheet Data
 (at end of period)
Total assets          $  1,846.1   $ 1,736.3  $  1,623.6   $ 1,335.2  $ 1,240.3
Total debt                 393.5      338.1        317.3      134.7      107.3

/TABLE

(f) The Company recorded a pretax loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, results in an after-tax charge of $35.0 million, or $1.49 per share. See Note 12 to the Company's Consolidated Financial Statements for additional information.

Corporate Information

Company Information

Borg-Warner Automotive, Inc.
200 South Michigan Avenue
Chicago, IL 60604
312-322-8500

Stock Listing

Borg-Warner Automotive shares are listed and traded on the New York Stock Exchange.
Ticker symbol: BWA.

                         High           Low
Fourth Quarter 1998 $    55 13/16  $    33 5/16
Third Quarter 1998       51 9/16        37 1/16
Second Quarter 1998      68 1/8         43 11/16
First Quarter 1998       64 1/2         49 5/8

                         High           Low
Fourth Quarter 1997 $    60 7/8    $    46 1/8
Third Quarter 1997       57 3/4         50 7/16
Second Quarter 1997      53 1/4         42
First Quarter 1997       42 5/8         38 3/8


Dividends

The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 15 cents per share of common stock was declared on January 22, 1999, payable February 16, 1999, to stockholders of record on February 1, 1999. The current practice is subject to review and change at the discretion of the Board of Directors.

Stockholders

As of December 31, 1998, there were 369 holders of record and an estimated 10,000 beneficial holders.

Annual Meeting of Stockholders

The 1999 annual meeting of stockholders will be held on Tuesday, April 27, 1999, beginning at 11:00 a.m. on the 19th floor of the Company's headquarters at 200 South Michigan Avenue in Chicago.

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

ChaseMellon Shareholder Services
450 West 33rd Street, 15th Floor
New York, NY 10001
800-851-9677
http://www.cmssonline.com

Investor Inquiries

Financial investors and securities analysts requiring financial reports, interviews or other information should contact Mary Brevard, Director of Investor Relations and Communications, at the Company headquarters, 312-322-8683.

Form 10-K Report

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders without charge by writing the Investor Relations and Communications Department at the Company headquarters or calling 312-322-8524.

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

Internet Homepage

For current news, stock quotes and other information on Borg-Warner Automotive, visit our new Internet Homepage: www.bwauto.com.


"BorgWarner Automotive," Torque-on-Demand and the Borg-Warner Indianapolis 500 Trophy are registered trademarks of Borg-Warner Automotive, Inc.

[TROPHY PHOTO]

Since 1936, the Borg-Warner Indianapolis 500 Trophy has been synonymous with top performance, speed and leading-edge automotive technology, the same qualities that continue to characterize Borg-Warner Automotive today.


Directors

Dr. Andrew F. Brimmer (2)
President
Brimmer & Company, Inc.

William E. Butler (3,4)
Chairman and Chief Executive Officer, Retired
Eaton Corporation

Jere A. Drummond (1,3,4)
President and Chief Executive Officer
BellSouth Communications Group
BellSouth Corporation

John F. Fiedler (1)
Chairman and Chief Executive Officer
Borg-Warner Automotive

Paul E. Glaske (3,4)
Chairman, President and Chief Executive Officer
Blue Bird Corporation

Ivan W. Gorr (4)
Chairman and Chief Executive Officer, Retired
Cooper Tire & Rubber Company

James J. Kerley (2)
Chairman, Retired
Rohr, Inc.

Alexis P. Michas (1,2)
Managing Partner and Director
Stonington Partners, Inc.

John Rau (2,3)
President and Chief Executive Officer
Chicago Title and Trust Company


Committees of the Board
(1) Executive Committee
(2) Finance and Audit Committee
(3) Compensation Committee
(4) Board Affairs Committee

Executive Officers

John F. Fiedler
Chairman and Chief Executive Officer

Gary P. Fukayama
Executive Vice President
Group President and General Manager,
Air/Fluid Systems

Ronald M. Ruzic
Executive Vice President
Group President and General Manager,
Morse TEC and Turbo Systems

Robert D. Welding
Executive Vice President
President and General Manager,
Automatic Transmission Systems

Timothy M. Manganello
Vice President
President and General Manager,
Powertrain Systems

Robin J. Adams
Vice President and Treasurer

William C. Cline
Vice President and Controller

Christopher A. Gebelein
Vice President, Business Development

Laurene H. Horiszny
Vice President, General Counsel and Secretary

John A. Kalina
Vice President and Chief Information Officer

Geraldine Kinsella
Vice President, Human Resources