Form 10-K405, Exhibit 13
period 1999-12-31
BORGWARNER INC
filed 2000-03-22
CIK 908255

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

BorgWarner Inc. (formerly Borg-Warner Automotive, Inc.) (the "Company") is a leading global supplier of highly engineered systems and components for powertrain applications. Its products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport -utility vehicles, trucks, commercial transportation products and industrial equipment. The following significant acquisitions and divestitures have strengthened the product leadership focus of the Company in recent years.

In March 1999, the Company acquired Kuhlman Corporation ("Kuhlman Acquisition"), a manufacturer of vehicle and electrical products. The electrical products businesses did not fit the Company's strategic direction and were sold later in 1999 as planned. The remaining businesses, formerly known as the Schwitzer Group ("Schwitzer") and Kysor, primarily manufacture turbochargers, fuel systems, fans and fan drives and HVAC. These businesses have been integrated into the following operating segments: Air/Fluid Systems, Cooling Systems and Morse TEC.

In October 1999, the Company acquired the Fluid Power Division of Eaton Corporation ("Fluid Power Acquisition"), a leader in manufacturing powertrain cooling solutions, and combined them with the Schwitzer cooling businesses to form a new operating segment, Cooling Systems.

In October 1997, the Company acquired a majority interest in a German turbocharger and turbomachinery manufacturer, AG Kuhnle, Kopp & Kausch ("AG Kuhnle"). Since the turbomachinery business does not fit the strategic direction of the Company, its results have been excluded from the consolidated financial statements and it has been reported as an investment held for sale. In October 1998, the Company purchased 100% of AG Kuhnle's turbocharger business, which is reported as part of the Morse TEC operating segment.

The divestiture of three businesses in recent years, historically included in the Transmission Systems operating segment, also affect year-over-year comparisons. In 1999, the Company sold its forged powder metal race business. The sales of the forged powder metal connecting rod business and the torque converter business were completed in 1998.

These acquisitions and divestitures are discussed in more detail later in this analysis.

RESULTS OF OPERATIONS
Results by Operating Segment

The Company's products fall into five reportable operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. Cooling Systems was added in 1999 as a result of the acquisitions described above. TorqTransfer Systems was previously named Powertrain Systems and Transmission Systems was previously known as Automatic Transmission Systems. The name changes were made to recognize the expanded growth opportunities for each of these businesses. The segments are profiled on pages 4 and 5. The following tables detail sales and earnings before interest and taxes ("EBIT") by segment for each of the last three years.


                              Net Sales
                              millions of dollars
                              Year Ended December 31,
                         1999       1998      1997

Air/Fluid Systems   $  491.5  $  351.4  $  342.4
Cooling Systems        142.8
Morse TEC              856.0     536.2     349.0
TorqTransfer Systems   563.3     518.8     613.6
Transmission Systems   413.4     355.0     369.4
Divested operations     41.3     121.1     150.2
Intersegment
 eliminations          (49.7)    (45.7)    (57.6)
Net sales           $2,458.6   $1,836.8 $1,767.0


Earnings Before Interest and Taxes

                         millions of dollars
                         Year Ended December 31,
                         1999       1998      1997

Air/Fluid Systems   $  44.9   $ 25.1     $ 15.1
Cooling Systems        18.2        -         -
Morse TEC             112.9     78.5       64.7
TorqTransfer Systems   41.2     28.4       46.4
Transmission Systems   54.1     42.7       56.4
Divested operations    (5.0)     2.0       (3.2)
Earnings before
 interest and taxes $ 266.3   $176.7     $179.4


Air/Fluid Systems experienced increases in sales and EBIT of $140.1 million and $19.8 million, or 39.9% and 78.9%, respectively, compared to the prior year. Net of the effects of the Kuhlman Acquisition, sales and EBIT increased by $42.5 million, or 12.1%, and $10.3 million, or 41.0%, respectively. The increases were largely attributable to increased demand for emission reduction products and transmission solenoids.

The increase in 1998 sales to $351.4 million was due largely to changes in transmission solenoid production for a new Chrysler transmission and increased demand for air induction modules on Chrysler LH vehicles.

Air/Fluid Systems remains a substantial opportunity for growth because of the increased worldwide emphasis on improved operating efficiency and reduced emissions, both of which can be realized through improved engine air and fuel management. Other opportunities in the coming years include control devices for automated manual transmissions, and because of the fragmented nature of the supplier base in this segment, system solutions for fuel economy and emission requirements.

Cooling Systems, formed as a combination of the Fluid Power Division acquired from Eaton Corporation and the commercial cooling businesses acquired in the Kuhlman Acquisition, represents a new growth platform for the Company. Sales of viscous fan clutches, on-off fan drives and fans providing better fuel economy and improved emissions in a full range of sport-utility vehicles ("SUV"), light trucks and commercial vehicles are expected to provide strong growth in the coming years. For the abbreviated portion of 1999 that these businesses were owned by the Company, they contributed sales of $142.8 million and EBIT of $18.2 million.

The Morse TEC business segment experienced continued growth in 1999 as sales and EBIT increased by $319.8 million and $34.4 million, respectively. Net of the effect of the Kuhlman Acquisition, sales increased by $129.7 million, or 24.2%, and EBIT improved by $26.3 million, or 33.5%. Year over year comparisons benefit from elevated worldwide demand for engine timing systems, and the increased proportion of direct-injection diesel engines with turbochargers in European passenger cars. The Company expanded its European turbocharger capacity during 1999, and will continue to expand in the future, in an effort to capitalize on this trend.

Morse TEC sales revenue increased $187.2 million in 1998 from 1997, and, net of the turbocharger business acquired in 1997, sales increased by $29.2 million, or 9.0%. Strong North American demand more than offset weakness in Asia and the impact of the 1998 General Motors ("GM") strike.

The strong growth trend at Morse TEC is expected to continue in the coming years as turbocharger capacity is increased to meet ramped-up demand on direct-injection diesel passenger cars and as new generations of variable geometry turbochargers for commercial diesel applications are introduced. These factors are expected to translate into double-digit growth rates for this segment. The introduction of additional new products, including timing systems for Chrysler overhead cam engines, other timing systems, transmission applications, and drive chain for the new Toyota hybrid engine and other Japanese applications are expected in the coming years. This segment is also expected to benefit from the conversion of engine timing systems from belts to chains in both Europe and Japan.

TorqTransfer Systems' sales and EBIT rebounded from 1998, increasing by $44.5 million and $12.8 million, or 8.6% and 45.1%, respectively. The improvements over 1998 were largely related to the stabilization or reversal of certain factors which had deflated 1998 results, including reductions in four-wheel drive ("4WD") transfer case shipments for the Ford F-150 truck and declines in 4WD transfer case shipments to Ssangyong in Korea due to the sluggish Asian economy. Significantly higher 4x4 installation rates on Ford V8 and small pick-up trucks in 1999 and the continued popularity of SUVs and light trucks also enhanced results.

TorqTransfer Systems 1998 sales trailed exceptional 1997 results by $94.8 million. Strong 4x4 installation rates on the Ford Ranger and a full year of sales on the Mercedes-Benz M-Class All-Activity Vehicle launched in 1997 were only partially able to offset the negative impact of the 1998 factors discussed above.

While sales are expected to remain strong, the revenue growth for TorqTransfer Systems is not expected to return to 1997 levels. Sales are expected to be fairly level over the next few years and efforts will be made to keep cost reductions in line with selling price concessions given to customers. Market expansion into 4WD for front-wheel drive passenger cars, currently under development, is expected to stimulate growth longer-term.

Transmission Systems, net of the businesses divested in 1999 and 1998, showed increases in sales and EBIT of $58.4 million and $11.4 million, or 16.5% and 26.7%, respectively, versus the prior year. Of the Company's operating segments, Transmission Systems benefited most from the strong worldwide automotive production in 1999 because of the segment's global diversification and application to passenger cars, SUVs and light trucks. Comparisons are also enhanced by the absence of the 1998 North American GM strike and the stabilization of the Asian economy in 1999.

The segment experienced a 3.9% decrease in sales in 1998 from 1997. Strong sales in Europe did not offset the negative impact of the North American GM strike and the weakness of the Asian economy. Customer product mix issues also heavily impacted this segment, particularly the industry-wide shift in emphasis from passenger cars to trucks.

Transmission Systems expects strong results in the coming years based on industry trends and opportunities to develop and provide entire subsystems for future generations of automatic transmissions and system solutions for alternative drivetrain configurations, including continuously variable transmissions and automated manual transmissions. Increased penetration of automatic transmissions and increased content as automatic transmissions trend from four- to five-speed and from five- to six-speed transmissions should also provide opportunities.

Divested operations includes three divested Transmission Systems businesses; the forged powder metal race business sold in 1999, and the torque converter and connecting rod businesses sold separately in 1998. These businesses did not fit the strategic goals of the Company and management believed the Company's resources were better spent on its core technologies in highly engineered components and systems. The sales of these businesses did not result in a significant gain or loss in any of the years presented. Together, these businesses contributed sales of $41.3 million, $121.1 million and $150.2 million and EBIT of $(5.0) million, $2.0 million and $(3.2) million in 1999, 1998 and 1997, respectively.

The Company's top ten customers accounted for approximately 75% of consolidated sales compared to 81% in 1998 and 84% in 1997. The decline in the overall percentage of sales to the top ten customers resulted from new customers gained through acquisitions. Ford continues to be the Company's largest customer with 31% of consolidated sales in 1999, compared to 36% and 43% in 1998 and 1997, respectively. DaimlerChrysler, the Company's second largest customer, represented 19%, 19% and 14% of consolidated sales in 1999, 1998 and 1997, respectively, and GM accounted for 13%, 16%, and 20%, respectively. No other customer accounted for more than 10% of sales in any of the periods presented.

Other Factors Affecting
RESULTS OF OPERATIONS



The following table details the Company's results of operations as a percentage of sales:


                         millions of dollars
                         Year Ended December 31,
                         1999       1998     1997
Net sales           100.0%     100.0% 100.0%
Cost of sales       76.8       79.0    77.8
Depreciation        3.7        4.1      4.0
Selling, general and
  administrative
  expenses          8.3        7.4      7.5
Goodwill amor-
 tization           1.3        0.9      1.0
Minority interest,
  affiliate earnings
  and other income,
  net               (0.5)     (0.5)    (0.6)
Earnings before in-
 terest and taxes   10.4%      9.1%    10.3%


1999 compared with 1998

Overall, the Company realized a 33.9% sales growth in 1999 versus 1998. While much of the increase was related to acquisitions, internal growth from businesses held for both periods amounted to 14.7%. As a comparison, worldwide automobile and light truck production increased by 4.2%, including increases of 9.5% and 1.0% in North America and Japan, respectively, while Western European production was essentially flat. The Schwitzer and Kysor businesses which were owned for ten months in 1999 contributed $381.3 million to sales and the Fluid Power businesses, which were owned for the last three months of 1999 contributed $46.8 million to sales.

Net earnings for 1999 of $132.3 million, or $5.07 per diluted share, were 39.7% above 1998 earnings of $94.7 million, or $4.00 per diluted share. The primary growth drivers, as discussed above, were strong global automotive markets, growth in engine timing systems applications and strong demand for turbochargers, especially in European passenger cars, increased content on new generations of transmissions, improvements in 4x4 installation rates on light trucks and acquisitions. Improvements over 1998 also reflect the absence of the 1998 GM strike and the improved condition of the Asian economy in 1999.

Gross margin for 1999 was 23.2%, an improvement from 1998 and 1997 margins of 21.0% and 22.2%, respectively. While the increase is partly attributable to higher margin businesses acquired during the year, the Company's core businesses also showed gross margin improvement, despite price reductions to customers of approximately $35 million in 1999, as compared to $23 million and $18 million in 1998 and 1997, respectively. To offset the impact of price reductions, the Company actively pursues offsetting reductions from its suppliers and changes in product design to remove cost and/or improve manufacturability. The Company was nearly able to offset price concessions with cost reduction and productivity improvement programs. The relatively high level of worldwide automobile and light truck production also contributed to the margin improvement through economies of scale.

Consolidated EBIT increased by $88.6 million. For the businesses held for all periods, the increase was $58.8 million. Although depreciation as a percentage of sales decreased somewhat in 1999, depreciation expense increased by $16.5 million as a result of the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. The acquisitions also increased amortization expense in 1999 by $15.3 million over the prior year. Together, depreciation and amortization expense remained at 5% of sales. Selling, general and administrative expenses ("SG&A") as a percentage of sales increased to 8.3% from 7.4%. The increase resulted from the acquisition of businesses with higher SG&A spending levels, as well as the Company's continued commitment to research and development ("R&D") in order to capitalize on growth opportunities. R&D spending increased to $91.6 million, or 3.7% of sales, in 1999, as compared with $65.1 million, or 3.5% of sales in 1998. A number of cross-segment R&D programs were initiated during 1999, which are expected to result in increased revenues within a few years. The Company anticipates R&D approaching 4.0% of sales in the coming years in order to support its commitment to product leadership. At the same time, the Company plans to concentrate on controlling non-R&D SG&A costs in order to maintain SG&A levels near 8.0% of sales.

Equity in affiliate earnings and other income increased $3.8 million from 1998, mainly due to the improved results of the Company's 50% owned Japanese joint venture, NSK-Warner. The Company's equity in NSK-Warner's earnings of $12.9 million was $5.3 million higher than the prior year. Approximately two-thirds of the increase was attributable to improved operating performance, with the remaining one-third due to the stabilization of the yen in 1999.

The $22.3 million increase in interest expense and finance charges is consistent with higher debt levels required to finance the two major acquisitions in 1999 and rising interest rates in the U.S.

The effective tax rate for 1999 was 36.1% compared with a rate of 32.7% for 1998. The increase is largely due to the non-deductibility of the goodwill associated with the Kuhlman Acquisition, as well as increased income in higher tax jurisdictions.

1998 compared with 1997

The Company realized 4.0% sales growth in 1998 versus 1997 against a backdrop of essentially flat worldwide automobile and light truck production, with North American and Japanese production decreasing 1.4% and 8.5%, respectively, and European production increasing 6.5%. However, for businesses held throughout both years, the Company's sales declined 3.7%. The German turbocharger business, AG Kuhnle, contributed $182.9 million to 1998 sales, an increase of $158.1 million over the two months the business was owned in 1997. Two product lines sold during 1998, as discussed above, contributed $73.5 million to 1998 sales, a decrease of $27.9 million from the prior year. Factors cutting across each of the business segments that negatively impacted the Company's 1998 sales included the GM strike in June and July of 1998 and the weakness of the Asian economy. These external events deflated sales by approximately $25 million and $33 million, respectively.

Net earnings for 1998 totaling $94.7 million, or $4.00 per diluted share, were 8.2% below 1997 earnings of $103.2 million, or $4.31 per diluted share. The factors discussed above are responsible for the changes. In particular, the weakness of the Asian economy impacted earnings by approximately $.60 per share, while the GM strike cost the Company approximately $.30 per share in earnings. The effects of the Asian downturn were most damaging to the Transmission Systems and Morse TEC business segments, as well as to affiliate earnings; the other segments were less affected by Asia. The GM strike affected each of the business segments, most significantly Transmission Systems and Morse TEC.

The Company experienced a decline in consolidated EBIT of 8.2% to $167.6 million for 1998. For businesses held throughout both years, the decrease was 14.9%. Depreciation continued to increase in 1998 due mainly to a full year of results from the turbocharger business and increases in capital spending in recent years. SG&A as a percentage of sales declined slightly to 7.4% from 7.5% as the Company continued its commitment to keeping spending down in this area, apart from R&D. The Company views spending on R&D as a key corporate strategy necessary in order to develop proprietary new products and enhancements to existing products. In 1998, R&D spending represented 3.5% of sales versus 3.3% in 1997. In order to support its commitment to product leadership, the Company plans to increase R&D spending in the future.

Equity in affiliate earnings and other income was down $2.9 million from 1997, including an $8.5 million decline in equity in affiliate earnings. The decrease in equity in affiliate earnings is largely attributable to the weakness of the Asian economy in 1998. As a result, the Company's equity in the earnings of NSK-Warner declined to $7.6 million in 1998 from $13.7 million in 1997. Partially offsetting the reductions in affiliate earnings were certain transactions of a non-recurring or non-operating nature. The Company recorded a $3.3 million gain on the sale of its 50% share of Warner-Ishi in 1998 and recorded a $4.3 million charge in 1997 to reduce the carrying value of certain joint venture investments in China and Korea.

Interest expense and finance charges increased by $2.3 million versus 1997. The Company incurred interest on its additional borrowings to purchase the turbocharger business in October 1998 and also needed to maintain slightly higher debt levels to finance operations because cash flow from operations trailed prior year levels throughout much of 1998.

The effective tax rate for 1998 was 32.7% compared with a rate of 34.6% for 1997. The tax rates for both years were below the standard federal and state rates due to the realization of R&D and foreign tax credits.

FINANCIAL CONDITION AND LIQUIDITY
The Company's cash and cash equivalents decreased $22.3 million at December 31, 1999 compared with December 31, 1998. The $542.4 million net cash paid for the Kuhlman Acquisition and the $313.1 million net cash paid for the Fluid Power Acquisition were partly funded by proceeds from long-term debt issuances and the excess of cash generated from operating activities over capital expenditures. In addition to the cash paid, the Kuhlman Acquisition was funded by additional consideration, including the issuance of $149.8 million of the Company's common stock, the increase in receivables sold by $25.0 million and the assumption, and subsequent refinancing, of $131.6 million of debt.

On February 22, 1999, the Company issued $200 million of 6.5% senior unsecured notes maturing in February 2009 and $200 million of 7.125% unsecured notes maturing in February 2029 to partially fund the Kuhlman Acquisition. On September 28, 1999, the Company issued $150 million of 8% senior unsecured notes maturing September 2019 to partially fund the Fluid Power Acquisition.

During 1999, the Company received a $30.3 million dividend and other amounts from AG Kuhnle. The dividend had no effect on cash flow since the $30.3 million of AG Kuhnle cash had been recorded on the December 31, 1998 Consolidated Balance Sheet. Cash proceeds from the sales of Kuhlman Electric, the forged powder metal race business and the land and building remaining from the 1998 divestiture of the torque converter business, amounting to $105.1 million, $45.5 million and $11.5 million, respectively, were primarily used to lower the Company's long-term debt.

Operating cash flow of $344.5 million for 1999 exceeded 1998 operating cash flow by $211.9 million, and consists of $132.3 million of net earnings, non-cash charges of $105.3 million and a $106.9 million decrease in net operating assets and liabilities, net of the effects of acquisitions and divestitures. Non-cash charges are primarily comprised of $91.3 million in depreciation and $32.1 million of goodwill amortization, both of which increased compared to 1998. Depreciation expense increased by $16.5 million due to the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. The increase in goodwill amortization is attributable to the Kuhlman and Fluid Power Acquisitions. The decreased investment in net operating assets reflected in the December 31, 1999 balance sheet is mainly due to decreased receivables and increased payables and accrued expenses. The cash flow effect from a decrease in receivables was $41.1 million in 1999 due mainly to a major customer deferring $33 million in payments at the end of 1998. This represented a one-time reversing cash flow item as the payment was received in early January 1999. Accounts payable and accrued expenses increased by $57.9 million due to higher business levels.

Capital spending totaling $143.4 million in 1999 was $21.2 million greater than in 1998. Approximately 55% of the 1999 spending was related to expansion, as opposed to renewal and replacement, cost reduction and other. Capital spending increased in all geographic regions, including Europe and Asia, particularly in support of double-digit sales growth for turbochargers and timing systems. Major capital projects included the expansion of the Company's facility in Japan and its turbocharger operations in Germany. The Company anticipates maintaining higher capital spending levels in 2000 to drive expansion.

Stockholders' equity increased by $280.2 million in 1999. In addition to the $149.8 million of common stock issued to partially finance the Kuhlman Acquisition, net income of $132.3 million was partially offset by dividends of $15.5 million. In relation to the dollar, the currencies in foreign countries where the Company conducts business strengthened, causing the currency translation component of other comprehensive income to increase by $11.9 million in 1999.

The Company believes that the combination of cash from its operations and available credit facilities will be sufficient to satisfy cash needs for its current level of operations and planned operations for the foreseeable future.

OTHER MATTERS
Acquisition of Kuhlman Corporation

On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman Corporation ("Kuhlman"), for a purchase price of $693.0 million. The Company also assumed $131.6 million of Kuhlman's existing indebtedness, which it subsequently refinanced. The Company funded the transaction by issuing 3,287,127 shares of BorgWarner Inc. common stock with a value of $149.8 million and by borrowing approximately $543.2 million.

Kuhlman was a diversified industrial manufacturing company that operated in two product segments: vehicle and electrical products. In vehicle products, Kuhlman's Schwitzer and Kysor units were leading worldwide manufacturers of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ ventilation/air conditioning systems, and other products for commercial transportation and industrial equipment. The Company is in the process of integrating the former Schwitzer and Kysor units and has included their results since the date of the acquisition in the consolidated financial statements.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric Corporation ("Kuhlman Electric") and Coleman Cable Systems, Inc. ("Coleman Cable"). These businesses manufactured transformers for the utility industry and wire and cable for utilities and other industries. These products did not fit the Company's strategic direction and, at the time of the Kuhlman Acquisition, the Company announced that it intended to sell the businesses by the end of the year. These businesses were accounted for as businesses held for sale during 1999, and as such, no sales or income between the date of acquisition and their dates of sale was included in the consolidated results of the Company.

As of December 31, 1999, the Company has completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for a net sale price of $120.1 million, including debt securities with a face value of $15.0 million. The sale of Coleman Cable for a net sales price of $137.3 million to a group of equity investors, closed into escrow as of December 30 and cleared escrow on January 4, 2000. Proceeds included debt securities with a face value of $15.3 million. Proceeds from the sales were used to repay indebtedness. In the December 31, 1999 Consolidated Balance Sheet, the Company's net investment in Coleman Cable, is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products business compared with the total Kuhlman business.

Acquisition of Eaton Corporation's Fluid Power Division

Effective October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry, at a total cost of $321.7 million. To partially finance the acquisition, the Company issued $150 million of 8% senior unsecured notes maturing September 2019. Cash from operations funded the remainder of the acquisition price. The Fluid Power Division designs and produces a variety of viscous fan drive cooling systems primarily for passenger vehicles such as light trucks, sport-utility vehicles and vans. Along with the commercial cooling systems business acquired from Kuhlman in March, 1999, this acquisition positions the Company to globalize modular cooling systems integration opportunities across a full range of vehicle types.

Sale of Forged Powder Metal Race Business

In October 1999, the Company sold its one-way clutch forged powder metal race business in Gallipolis, Ohio to GKN Sinter Metals, Inc., a subsidiary of UK-based GKN plc. GKN initially paid the Company $45.5 million in the fourth quarter, subject to a post-closing adjustment. No significant gain or loss was recorded on this sale. The forged powder metal business was originally acquired as part of the Company's purchase of the Precision Forged Products Division of Federal-Mogul Corporation in 1995.

Litigation

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 40 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 1999 of approximately $17.8 million. The Company expects this amount to be expended over the next three to five years.

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

Year 2000 Issues

Throughout 1998 and 1999, the Company was engaged in programs to upgrade certain aspects of its operations to ensure that business systems would continue to function effectively when year 2000 arrived or when other potentially triggering dates were reached. These programs encompassed business operating systems, manufacturing operations, operating infrastructure, customers and suppliers. The Company used these programs as an opportunity to upgrade and enhance many of its business systems as well as to deal with year 2000 non-compliant items.

These efforts identified a few non-compliant items, substantially all of which were dealt with on a timely basis. Items not corrected were deemed to be non-critical or not having a failure mode. Corrections were implemented throughout 1999, with most completed in accordance with the timelines established by the Automotive Industries Action Group ("AIAG").

On January 1, 2000, the Company ran all its systems utilizing the new year 2000 date. Some minor failures were experienced, but immediately remedied. Since January 1, no significant failures have occurred. In addition, the Company has not experienced any significant year 2000 related problems with its customers, vendors or suppliers.

Total spending related to these programs was $14.4 million through December 31, 1999, of which approximately $10.4 million was capitalized and $4.0 million was expensed. The bulk of such spending was for system improvements and enhancements, and not to correct year 2000 non-compliance.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The Company is currently assessing the impact of this statement on the Company's results of operations, financial condition and cash flows. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging
activities   Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS 133 by deferring for one year, the effective date of SFAS 133, to those fiscal years beginning after June 15, 2000.

Market Risk Disclosure

The Company's primary market risks include fluctuations in interest rates and foreign currency exchange rates. The Company is also exposed to changes in the prices of commodities used in its manufacturing operations. However, commodity price risk is not considered to be material. The Company does not hold any market risk sensitive instruments for trading purposes.

The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk, which include monitoring of the Company's level of exposure to each market risk.

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. The Company measures its interest rate risk by estimating the net amount by which the fair value of all of its interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical, instantaneous 10% change in interest rates as of December 31, 1999, the net fair value of these instruments would decrease by approximately $45.2 million if interest rates decreased, and would increase by approximately $40.3 million if interest rates increased. The Company's interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

Foreign currency risk is the risk that the Company will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates its foreign currency exchange rate risk principally by establishing local production facilities in markets it serves, by invoicing customers in the same currency as the source of the products and by funding some of its investments in foreign markets through local currency loans. The Company also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. In the aggregate, the Company's exposure related to such transactions is not material to the Company's financial position, results of operations or cash flows.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expression are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers by vehicle manufacturers, fluctuations in demand for vehicles containing the Company's products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 1999.

Management's Responsibility for Consolidated Financial Statements

The information in this report is the responsibility of management. BorgWarner Inc. (the "Company") has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with generally accepted accounting principles.

The accompanying consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available all the Company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1999, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

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

[SIGNATURE]    [SIGNATURE]

John F. Fiedler          Chairman and Chief Executive Officer
Lawrence B. Skatoff      Executive Vice President and Chief Financial Officer

February 2, 2000



Independent Auditors' Report

The Board of Directors and Stockholders of BorgWarner Inc.

We have audited the consolidated balance sheets of BorgWarner Inc. and subsidiaries (formerly Borg-Warner Automotive, Inc.) as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

[SIGNATURE]

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 2, 2000



Consolidated Statements of Operations

                    millions of dollars except per share amounts
                    For the Year Ended December 31,
                    1999      1998      1997

Net sales           $2,458.6  $1,836.8  $1,767.0
Cost of sales        1,888.5   1,450.7   1,375.4
Depreciation            91.3      74.8      70.4
Selling, general
 and administrative
 expenses              203.3     135.1     132.0
Minority interest        1.3       2.1       3.2
Goodwill amortization   32.1      16.8      16.7
Equity in affiliate
 earnings and
 other income          (14.1)    (10.3)    (13.2)
  Earnings before
   interest expense,
   finance charges and
   income taxes        256.2     167.6     182.5
Interest expense and
 finance charges        49.2      26.9      24.6
  Earnings before
   income taxes        207.0     140.7     157.9
Provision for income
 taxes                  74.7      46.0      54.7
Net earnings        $  132.3  $   94.7   $  103.2
Net earnings per share
  Basic             $   5.10  $   4.03  $   4.35
  Diluted           $   5.07  $   4.00  $   4.31
Average shares outstanding (thousands)
  Basic             25,948    23,479     23,683
  Diluted           26,078    23,676     23,934

See accompanying Notes to Consolidated Financial Statements.




Consolidated Balance Sheets

                         millions of dollars
                         December 31,
                         1999      1998

Assets
Cash                     $   11.1   $   37.8
Short-term securities        10.6        6.2
Receivables                 216.2      185.4
Inventories                 164.4      115.7
Deferred income taxes         2.8        4.7
Prepayments and other
  current assets            153.2       26.3
     Total current assets   558.3      376.1
Land                         32.5       24.0
Buildings                   239.0      199.7
Machinery and equipment     834.1      692.6
Capital leases                5.3        5.7
Construction in progress     93.2       82.9
                          1,204.1    1,004.9
Less accumulated depre-
  ciation                   408.1      370.4
     Net property, plant
      and equipment         796.0      634.5
Investments and advances    160.3      141.9
Goodwill                  1,284.7      560.4
Deferred income taxes        18.8        7.7
Other noncurrent assets     152.6      125.5
     Total other assets   1,616.4      835.5
                         $2,970.7    $1,846.1
Liabilities and Stockholders' Equity
Notes payable            $  134.0    $  145.0
Accounts payable and
 accrued expenses           433.7       276.9
Income taxes payable         92.1        32.2
     Total current lia-
      bilities              659.8       454.1
Long-term debt              846.3       248.5
Long-term liabilities:
     Retirement-related
      liabilities           343.9       318.6
     Other                   54.4        39.1
     Total long-term lia-
      bilities              398.3       357.7
Minority interest in con-
 solidated subsidiaries       8.8         8.5
Commitments and contingencies   -           -
Capital stock:
 Preferred stock, $.01 par value;
 authorized shares: 5,000,000;
 none issued                    -           -
Common stock, $.01 par value; authorized
 shares: 50,000,000; issued shares: 1999, 27,040,492; 1998, 23,753,365; outstanding shares: 1999, 26,724,192;
1998, 23,387,173              0.3            0.2
Non-voting common stock, $.01 par value; authorized shares: 25,000,000; none
issued and outstanding           -            -
Capital in excess of par value 715.7    566.0
Retained earnings              346.4    230.2
Management shareholder note    (2.0)    (2.0)
Accumulated other com-
  prehensive income            12.3     0.5
Common stock held in treasury,
 at cost: 1999, 316,300 shares; 1998,
 366,192 shares               (15.2)    (17.6)
     Total stockholders'
      equity                  1,057.5   777.3
     Total Liabilities and
      Stockholders' Equity    $2,970.7  $1,846.1

See accompanying Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows

                         millions of dollars
                         For the Year Ended December 31,
                         1999      1998      1997

Operating
Net earnings             $  132.3  $  94.7$ 103.2
Adjustments to reconcile
 net earnings to net cash
 flows from operations:
Non-cash charges (credits) to operations:
  Depreciation               91.3      74.8  70.4
  Goodwill amortization      32.1      16.8  16.7
  Deferred income tax
    provision                (4.0)     16.7  24.1
  Other, principally equity
   in affiliate earnings      (14.1)    (11.4) (11.8)
Changes in assets and lia-
 bilities, net of effects of
 acquisitions and divestitures:
  (Increase) decrease in
     receivables               41.1     (29.3) (13.6)
  Increase in inventories     (19.0)    (9.1)   (8.9)
  (Increase) decrease in pre-
    payments and deferred
    income taxes               0.2       (7.6)    (1.3)
  Increase (decrease) in
     accounts payable and
     accrued expenses         57.9      3.0       (3.9)
  Increase (decrease) in income
     taxes payable            18.9      (22.3)    23.9
  Net change in other
     long-term assets and
     liabilities              7.8         6.3     (31.4)
    Net cash provided by
      operating activities    344.5     132.6     167.4
Investing
Capital expenditures          (143.4)   (122.2)   (135.1)
Investment in affiliates        5.5     (5.7)     (0.1)
Payments for businesses
 acquired, net of cash
 acquired                     (855.5)   (65.4)    (42.4)
Proceeds from sales of
 businesses                   177.9     51.8        5.8
Proceeds from other assets      4.8      13.9      2.7
    Net cash used in investing
     activities               (810.7)   (127.6)  (169.1)
Financing
Net increase (decrease)
     in notes payable         (10.3)    73.3      31.8
Additions to long-term debt    621.8    2.4       37.6
Reductions in long-term debt  (150.0)   (26.1)  (42.5)
Payments for purchase of
 treasury stock                    -    (13.0) (10.2)
Proceeds from stock options
     exercised                   0.7    0.7       2.1
Dividends paid                 (15.5)   (14.1)  (14.3)
    Net cash provided by
      financing activities    446.7     23.2      4.5
Effect of exchange rate
     changes on cash and
     cash equivalents         (2.8)      2.4     (0.9)
Net increase (decrease) in
 cash and cash equivalents    (22.3)    30.6      1.9
Cash and cash equivalents at
     beginning of year        44.0      13.4      11.5
Cash and cash equivalents at
     end of year          $   21.7    $  44.0   $  13.4
Supplemental Cash Flow Information
Net cash paid during the year for:
  Interest               $   51.1     $  30.3   $  27.1
  Income taxes                59.1      36.8      28.9
Non-cash financing transactions:
  Issuance of common stock
     for acquisition     $  149.8       $    -    $    -
  Issuance of common stock
     for management notes     -              2.0       -
  Issuance of common stock for Executive
     Stock Performance Plan   1.1       1.8            -

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Stockholders' Equity

                         millions of dollars

   Number of Shares    Stockholders' Equity                          Comprehen
                                                                     sive Income
                                                                   Accumulated
    Issued Common    Issued  Capital in        Management           other
  common stock in  common  excess of Treasury shareholderRetained   comprehen
   stock  treasury  stock   par value  stock   note       earnings   sive income
   -----  --------  -----  --------- -------- --------  -------  ---------------
Balance,
January 1,1997 23,644,840 -  $0.2  $563.9    $ -  $ -     $ 61.8   $ 2.9
  Purchase of
  treasury stock -   (212,100)   -  -       (10.2)  -         -      -
  Dividends
   declared     -     -         -  -         -       -       (14.3)     -
  Shares issued
   under stock
   option plans 110,025  1,500  - 2.1       -        -          -      -
  Net income        -     -       -        -         -     -   103.2  -   $103.2
  Adjustment for minimum
    pension
    liability  -     -   -       -         -         -    -     5.7       5.7
  Currency translation
    adjustment      -    -       -        -      -     -     - (21.6) (21.6)
Balance,
 December
 31,1997   23,754,865 (210,600) $0.2 $566.0  $(10.2) $ -  $150.7 $(13.0)$ 87.3
  Purchase of
   treasury stock   -  (273,200)   -    -    (13.0)   -   -         -
  Dividends
   declared         -      -       -    -      -     -   (14.1)        -
  Shares issued for
   management shareholder
    note        -    36,930    -     0.3       1.7   (2.0)     -         -
  Shares issued under
   stock option
   plans         -    43,614    -   (0.3)     2.1      -     (1.1)     -
  Shares issued
    under executive
    stock plan    -    35,564    -   -        1.8      -      -         -
  Non-voting common stock converted
    to voting
    common stock  (1,500) 1,500   -  -        -        -      -         -
  Net income        -         -    -     -    -     -    94.7   - $ 94.7
  Adjustment for minimum
    pension
    liability   -         -    -     -    -      -      -       1.7     1.7
  Currency translation
   adjustment   -         -    -     -    -      -      -         11.8   11.8
Balance,
 December 31,
 1998     23,753,365 (366,192)$0.2 $566.0  $(17.6)   $(2.0) $230.2 $ 0.5 $108.2
  Dividends
   declared  -    -    -      -      -         -         (15.5)         -
  Shares issued for
    Kuhlman
    Acquisition 3,287,127 - 0.1 149.7   -       -         -         -
Shares issued
 under stock option
 plans          -      28,000  -    -        1.3    -     (0.6)     -
  Shares issued
    under executive stock
    plan        -  21,892   -  -      1.1    -              -         -
  Net income    -      -    -  -         -     -    132.3         -    $132.3
  Adjustment for minimum
    pension
    liability  -   -    -    -    -     -              -      (0.1)   (0.1)
  Currency translation
    adjustment  -   -    -   -    -      -              -         11.9 11.9
Balance,
December 31,1999 27,040,492(316,300)$0.3 $715.7 $(15.2)$(2.0)$346.4 $12.3$144.1

See accompanying Notes to Consolidated Financial Statements.



Notes to Consolidated Financial Statements

Introduction

BorgWarner Inc. (formerly Borg-Warner Automotive, Inc.) (the "Company") and Consolidated Subsidiaries is a leading global supplier of highly engineered systems and components primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport-utility vehicles, trucks, commercial transportation products and industrial equipment. Its products fall into five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems.

ONE Summary of Significant Accounting Policies

The following paragraphs briefly describe significant accounting policies.

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Accounts receivable
In 1999, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $127.5 million to $153.0 million. Under this agreement, the Company has sold $150.0 million of accounts receivable as of December 31, 1999 and $125.0 million as of December 31, 1998. The gains or losses on sales were not material in 1999 or 1998. The agreement extends through December 2000.

Inventories
Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method. Inventory held by U.S. operations was $96.2 million in 1999 and $66.3 million in 1998. Such inventories, if valued at current cost instead of LIFO, would have been greater by $6.3 million in both 1999 and 1998.

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

Goodwill
Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically evaluates the carrying value of goodwill to determine if adjustments to the amortization period or to the unamortized balance is warranted.

Revenue recognition
The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Financial instruments
Financial instruments consist primarily of investments in cash, short-term securities, receivables and debt securities and obligations under accounts payable and accrued expenses and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Footnote SIX and in the following paragraph.

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds have been recorded at their fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. They have been classified as investments available-for-sale in the other current assets section of the December 31, 1999 Consolidated Balance Sheet. The contractual maturities of these bonds are beyond five years.

Foreign currency
The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues and expenses. The local currency is the functional currency for all of the Company's foreign subsidiaries, except for subsidiaries located in Brazil. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders' equity.

New accounting pronouncements
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The Company is currently assessing the impact of this statement on the Company's results of operations, financial condition and cash flows. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging
Activities   Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS 133 by deferring for one year, the effective date of SFAS 133, to those fiscal years beginning after June 15, 2000.

TWO Research and Development Costs

The Company spent approximately $91.6 million, $65.1 million and $59.0 million in 1999, 1998 and 1997, respectively, on research and development activities. Not included in these amounts were customer-sponsored R&D activities of approximately $9.4 million, $8.4 million and $8.0 million in 1999, 1998 and 1997, respectively.

THREE Equity in Affiliate Earnings and Other Income

Items included in equity in affiliate earnings and other income consist of:



                                  millions of dollars
                             December 31,    1999      1998    1997

Equity in affiliate earnings  $11.7          $ 5.5     $14.0
Gain on sale of affiliate          -           3.3          -
Interest income                 1.1            0.4     0.4
Gain (loss) on asset
 disposals, net                 0.3           (0.1)    (3.7)
Other                           1.0            1.2      2.5
                              $14.1          $10.3     $13.2

FOUR Income Taxes

Income before taxes and provision for taxes consist of:

                         millions of dollars
               1999              1998                      1997
           U.S. Non-U.S.  Total  U.S. Non-U.S.  Total   U.S.     Non-U.S. Total
Income before
 taxes     $121.6  $85.4 $207.0  $99.3  $41.4  $140.7    $115.7    $42.2 $157.9
Income taxes:
  Current :
    Federal/
     foreign $ 50.0$21.2  $ 71.2 $ 6.4  $18.5  $ 24.9  $ 19.8    $ 7.2 $ 27.0
    State     7.5        -    7.5   4.4      -    4.4       3.6    - 3.6
          57.5   21.2  78.7   10.8   18.5   29.3      23.4      7.2   30.6
  Deferred      (9.5)      5.5       (4.0) 14.8   1.9   16.7 19.0  5.1   24.1
Total income
 taxes  $ 48.0  $26.7  $ 74.7 $25.6 $20.4 $ 46.0    $ 42.4    $12.3  $ 54.7

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

                              millions of dollars
                              1999       1998     1997
Income taxes at U.S. statutory
  rate of 35%                 $72.5     $49.2     $55.3
Increases (decreases) resulting from:
  Income from non-U.S.
   sources                    (5.4)       6.7       1.7
  State taxes, net of
    federal benefit            4.9        2.9       2.3
  Business tax credits, net   (8.4)      (8.5)     (2.5)
  Affiliate earnings          (4.1)      (1.9)     (4.9)
  Nontemporary differences
   and other                  15.2       (2.4)      2.8
    Income taxes as reported  $74.7     $46.0      $54.7

Following are the gross components of deferred tax assets and liabilities as of December 31, 1999 and 1998:

                              millions of dollars
                              1999  1998
Deferred tax assets - current:
  Accrued costs related to
     divested operations      $  2.8$  4.7
Deferred tax assets - noncurrent:
  Postretirement benefits     $113.2 $104.2
  Pension                        1.5    4.5
  Other long-term liabilities
   and reserves                 45.8   18.9
  Foreign tax credits           11.2    9.2
  Valuation allowance          (11.2) (9.2)
  Other                         40.3  12.6
                                200.8 140.2
Deferred tax liabilities - noncurrent:
  Fixed assets                 72.8     77.1
  Pension                      23.8     20.6
  Other                        85.4     34.8
                               182.0  132.5
Net deferred tax asset -
 noncurrent                   $ 18.8$  7.7


No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as the amounts are essentially permanent in nature. A valuation allowance has been provided for those foreign tax credits which are estimated to expire before they are utilized.

FIVE Balance Sheet Information

Detailed balance sheet data are as follows:

millions of dollars
                    December 31,    1999      1998
Receivables:
  Customers                   $182.6    $147.5
  Other                       38.4       40.6
                              221.0     188.1
  Less allowance for losses   4.8       2.7
    Net receivables           $216.2    $185.4
Inventories:
  Raw material                $  76.4   $ 57.3
  Work in progress            39.1      32.7
  Finished goods              48.9       25.7
    Total inventories         $164.4    $115.7
Prepayments and other current assets:
  Investment in business held
     for disposition          $129.0    $ 16.8
  Other                       24.2       9.5
    Total prepayments and
      other current assets    $153.2    $ 26.3
Investments and advances:
  NSK-Warner                  $154.1    $133.6
  Other                       6.2       8.3
    Total investments and
      advances                $160.3    $141.9
Other noncurrent assets:
  Deferred pension assets     $ 65.1    $ 54.1
  Deferred tooling            62.3      53.1
  Other                       25.2       18.3
    Total other noncurrent
     assets                   $152.6    $125.5
Accounts payable and accrued
     expenses:
  Trade payables              $222.9     $164.3
  Payroll and related         60.4       34.2
  Insurance                   32.1      18.4
  Accrued costs related to
     divested operations      11.7      13.9
  Warranties and claims       20.0      11.1
  Other                       86.6       35.0
    Total accounts payable
      and accrued expenses    $433.7    $276.9
Other long-term liabilities:
  Environmental reserves      $ 17.8    $ 7.9
  Other                       36.6      31.2
    Total other long-term
      liabilities             $ 54.4    $ 39.1


Dividends and other payments received from affiliates accounted for under the equity method totaled $5.5 million in 1999, $3.9 million in 1998 and $4.8 million in 1997.

Accumulated amortization of goodwill amounted to $148.7 million in 1999 and $117.8 million in 1998.

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

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended March 31, 1999, 1998 and 1997:

millions of dollars
March 31,           1999       1998     1997
Balance sheets:
  Current assets         $143.8    $139.0 $145.7
  Noncurrent assets      137.4      119.4  124.7
  Current liabilities     69.9       68.0   74.1
  Noncurrent liabilities   6.9        7.0    8.1
Statements of operations:
  Net sales              $235.9    $264.1 $296.5
  Gross profit           52.6        64.7   82.6
  Net income             16.9        21.5   29.0

SIX Notes Payable and Long-Term Debt

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 1999 and 1998 was 6.5% and 6.3%, respectively.

                                   millions of dollars
                    1999                     1998
December 31,        Current    Long-Term     Current   Long-Term
Bank borrowings     $131.1         $142.0    $144.4    $69.5
Bank term loans due through
  2003 (at an average rate
  of 5.3% in 1999 and 5.3%
  in 1998; and 7.7% at
  December 31, 1999)  2.2             6.1     0.2       25.5
7% Senior Notes due 2006,
  net of unamortized
  discount               -          149.7       -      149.7
6.5% Senior Notes due 2009,
  net of unamortized discount -     198.3         -    -
8% Senior Notes due 2019,
  net of unamortized discount -    149.9          -    -
7.125% Senior Notes due 2029,
  net of unamortized discount -    197.2          -    -
Capital lease liabilities (at an
  average rate of 6.8% in 1999
  and 7.2% in 1998)           0.7    3.1          0.4   3.8
Total notes payable and
  long-term debt           $134.0   $846.3        $145.0 $248.5


Annual principal payments required as of December 31, 1999 are as follows (in millions of dollars):

2000      $134.0
2001       149.1
2002         1.1
2003         0.3
2004         0.1
after 2004 695.7

The Company has a revolving credit facility which provides for borrowings up to $350 million through September, 2001. At December 31, 1999, $66.0 million of borrowings under the facility were outstanding; at December 31, 1998, the facility was unused. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

On February 22, 1999, the Company issued $200 million of 6.5% senior unsecured notes maturing in February 2009 and $200 million of 7.125% unsecured notes maturing in February 2029 to partially fund the acquisition of Kuhlman Corporation ("Kuhlman"). Interest is payable semiannually on February 15 and August 15.

On September 28, 1999, the Company issued $150 million of 8% senior unsecured notes maturing in September 2019 to partially fund the acquisition of the Fluid Power Division of Eaton Corporation ("Eaton"). Interest is payable semiannually on April 1 and October 1.

The indenture on the senior unsecured notes contains certain covenants including, among others, covenants limiting liens, sale/ leaseback transactions, mergers and the sale of substantially all of the Company's assets.

Bank term loans of $8.3 million outstanding at December 31, 1999 are subject to annual reductions of $2.2 million in 2000, $4.9 million in 2001, $1.0 million in 2002, and $0.2 million in 2003.

As of December 31, 1999 and 1998, the estimated fair values of the Company's senior unsecured notes totaled $651.6 million and $154.0 million, respectively. The estimated fair values were $43.5 million higher in 1999, and $4.3 million lower in 1998, than their respective carrying values. The fair value of all other debt instruments is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates for borrowings with similar terms and maturities. Fair market values are estimated by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair-value estimates do not necessarily reflect the values the Company could realize in the current markets.

SEVEN Retirement Benefit Plans

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

     millions of dollars
                         Pension                       Postretirement
                         Benefits                      Benefits
                          1999      1998     1999      1998
Change in benefit obligation:
Benefit obligation at
  beginning of year      $345.8    $330.1    $ 296.8   $ 271.2
  Service cost              6.2       5.4        4.8       4.6
  Interest cost            22.6      21.7       21.1      18.7
  Plan participants'
     contributions          0.2       0.3         -         -
  Amendments                  -       0.3       (0.5)     (0.1)
  Net actuarial (gain) loss(32.1)    13.2      (26.6)     28.6
  Acquisitions/divestitures 43.7        -       29.4        -
  Currency translation     (8.6)      2.8          -        -
  Curtailments             (0.3)     (3.8)         -        (6.8)
  Settlements             (17.3)     (3.5)        (0.5)     (2.7)
  Special termination
     benefits                           1.8        -        0.9
  Benefits paid          (26.2)     (22.5)       (24.4)     (17.6)
Benefit obligation at
 end of year             $334.0    $345.8        $300.1     $296.8

Change in plan assets:
Fair value of plan assets at
  beginning of year      $378.7    $328.2
  Actual return on plan
   assets                  50.5    63.7
  Acquisitions/divestitures45.6    -
  Employer contributions    4.0    12.5
  Plan participants con-
     tributions             0.2    0.3
  Currency translation     (3.7)   0.6
  Settlements             (18.1)   (4.1)
  Benefits paid           (26.2)   (22.5)
  Fair value of plan assets at
    end of year           $431.0    $378.7

Reconciliation of funded status:
Funded status            $97.0     $32.9     $(300.1)$(296.8)
  Unrecognized net actuarial
    (gain) loss          (71.1)    (23.0)    (3.2)      23.1
  Unrecognized transition asset    (0.8)     (0.9)
  Unrecognized prior
     service cost          6.7      7.6       (0.7)    (0.3)
Net amount recognized    $ 31.8    $ 16.6    $(304.0)  $(274.0)

Amounts recognized in the
  consolidated balance sheets:
  Prepaid benefit cost   $ 65.1    $ 54.1    $    -    $    -
  Accrued benefit
     liability           (33.5)     (37.5)    (304.0)(274.0)
  Accumulated other
    comprehensive income   0.2          -         -    -
Net amount recognized    $ 31.8    $ 16.6    $(304.0)$(274.0)

Certain plans which had been underfunded in 1998 became overfunded in 1999. The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:
millions of dollars
                                    1999      1998
Accumulated benefit obligation     $30.6     $52.0
Plan assets                                  26.4
  Deficiency                       $30.6     $25.6

                                        millions of dollars

                    Pension Benefits         Other Postretirement Benefits
for the year
ended December 31,   1999      1998     1997      1999      1998      1997
Components of
 net periodic
 benefit cost:
Service cost        $  6.2    $  5.4    $ 4.5     $ 4.8     $ 4.6     $ 4.1
Interest cost         22.6      21.7     21.8      21.1      18.7      19.0
Expected return
 on plan assets      (34.7)    (28.6)    (24.6)
Amortization of un-
 recognized transition
 asset               (0.2)     (0.2)     (0.2)
Amortization of un-
 recognized prior
 service cost         1.2       1.5       1.5
Amortization of un-
 recognized loss         -         -      0.5
Settlement loss        0.8         -         -
Curtailment gain      (0.3)      (0.8)       -
Net periodic benefit
 cost (income)      $ (4.4)    $ (1.0)  $  3.5    $25.9     $23.3     $23.1


The Company's weighted-average assumptions used as of December 31 in determining the pension costs and pension liabilities shown above were as follows:

                                   percent
                    Pension Benefits    Other Postretirement Benefits
                         1999      1998      1997      1999      1998   1997
U.S. plans:
  Discount rate          8.0       6.75      7.0       8.0       6.75  7.0
  Rate of salary
     progression         4.5       4.5       4.5
  Expected return on
     plan assets         9.5       9.5       9.5
Foreign plans:
  Discount rate          5.5-6.0   5.0-6.0   6.0-6.75
  Rate of compensation
     increase            2.5-4.0   2.5-4.5   2.5-5.5
  Expected return on
     plan assets         6.0       6.0       6.0-7.0

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 5.25% in 2000 and for each future year. A one-percentage point change in the assumed health care cost trend would have the following effects:

                              millions of dollars
                              One Percentage Point
                              Decrease   Increase
Effect on postretirement
     benefit obligation            $39.9     $(31.8)
Effect on total service and
     interest cost components      $ 4.9     $ (3.9)

EIGHT Stock Incentive Plans

Stock option plans Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase up to 1,500,000 shares of the Company's common stock at the fair market value on the date of grant. The options vest over periods up to three years and have a term of ten years from date of grant. There are 778,975 outstanding options at December 31, 1999. There are also 82,300 fully vested options outstanding at December 31, 1999 that were granted under a predecessor plan.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock options grants.

A summary of the two plans' shares under option at December 31, 1999, 1998 and 1997 follows:

               1999                1998                     1997
                    Weighted-                 Weighted-               Weighted-
          Shares     average       Shares      average      Shares    average
      (thousands) exercise price   (thousands)exercise price(thousands)exercise
price
Outstanding at
 beginning
 of year    654     $38.85         471       $30.72         461       $21.57
  Granted   266     53.25          242       51.76          130       53.48
  Exercised(28)     22.35          (44)      17.44          (111)     19.14
  Forfeited (31)    52.03          (15)      53.42          (9)       35.34
Outstanding at end
 of year    861     $43.37         654       $38.85         471       $30.72
Options exercisable
 at year-end 328                   294                      323
Options available for
 future grants 511

The following table summarizes information about the options outstanding at December 31, 1999:

          Options Outstanding           Options Exercisable
                         Weighted-
          Number         average                                      Weighted-
Range of  outstanding    remaining   Weighted-         Number         average
exercise                 contractual average           exercisable    exercise
prices    (thousands)    life        exercise price    (thousands)    price


$16.56-18.83   82        1.5            $17.85         82             $17.85
$22.50-44.19   214       4.5             27.14         196             25.91
$50.91-53.44   237       8.4             51.82         1               51.41
$53.88-57.31   328       9.0             54.22         49              55.05
$16.56-57.31   861       7.0            $43.37         328            $28.32

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

                              millions of dollars
                          1999      1998     1997
Risk-free interest rate  5.43%     5.57%     6.35%
Dividend yield           1.49%     1.16%     1.67%
Volatility factor        31.88%    31.37%    27.64%
Weighted-average
  expected life          6.5 years 6.5 years 7 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share, adjusted to include pro forma expense related to options, are as follows:

     millions of dollars except per share and option amounts
                              1999       1998     1997
Net earnings - as reported    $132.3    $94.7     $103.2
Net earnings - pro forma      130.7      93.1     102.9
Earnings per share - as
 reported (basic)              5.10      4.03     4.35
Earnings per share   as
 reported (diluted)            5.07      4.00     4.31
Earnings per share - pro
 forma (basic)                 5.04      3.96     4.34
Earnings per share - pro
 forma (diluted)               5.01      3.93     4.30
Weighted-average fair value
 of options
 granted during the year       19.45    18.52     19.60

Executive stock performance plan The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 1999 and 1998, the amounts earned under the plan and accrued over the three-year periods were $2.0 million and $4.3 million, respectively. Under this plan, 21,892 shares and 35,564 shares were issued in 1999 and 1998, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

Earnings per share In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 130,000, 197,000 and 251,000 for 1999, 1998 and 1997, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

NINE Other Comprehensive Income

The tax effects of the components of other comprehensive income in the Consolidated Statements of Stockholders' Equity are as follows:

                                   millions of dollars

for the year ended December 31,    1999       1998     1997
Foreign currency translation
 adjustment                        $18.6     $17.6     $(33.0)
Income taxes                       (6.7)     (5.8)       11.4
Net foreign currency translation
 adjustment                        11.9      11.8       (21.6)
Minimum pension liability
 adjustment                        (0.2)     2.5          8.7
Income taxes                        0.1     (0.8)        (3.0)
Net minimum pension liability
 adjustment                        (0.1)     1.7          5.7
Other comprehensive income
  (loss)                           $11.8     $13.5     $(15.9)

The components of accumulated other comprehensive income (net of tax) in the Consolidated Balance Sheets are as follows:

                                        millions of dollars
December 31,                            1999       1998
Foreign currency translation adjustment $12.4     $0.5
Minimum pension liability adjustment    (0.1)     -
Accumulated other comprehensive income  $12.3     $0.5


TEN Contingent Liabilities

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 40 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 1999 of approximately $17.8 million. The Company expects this amount to be expended over the next three to five years.

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

ELEVEN Acquisitions and Divestitures

Acquisitions

Kuhlman Corporation

On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman for a purchase price of $693.0 million in a merger transaction (the "merger"). The Company funded the transaction by issuing 3,287,127 shares of the Company's common stock valued at $149.8 million and borrowing $543.2 million in cash. Subject to the provisions of the Agreement and Plan of Merger among the Company, BWA Merger Corp., and Kuhlman, dated as of December 17, 1998, each outstanding share of Kuhlman common stock was converted into the right to receive (1) $39.00 in cash, without interest, or (2) $39.00 worth of shares of BorgWarner Inc. common stock. In addition, the Company assumed additional indebtedness for the settlement of certain long-term incentive programs and severance programs, which amounted to approximately $14 million, net of tax benefits. Substantially all of such payments were made prior to closing, excluding the tax benefit, and are included in Kuhlman's debt balance at the date of the merger. Subsequent to the merger, the Company refinanced Kuhlman's existing indebtedness assumed of $131.6 million.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These businesses manufactured transformers for the utility industry and wire and cable for utilities and other industries. These products did not fit the Company's strategic direction and, at the time of the merger, the Company announced that it intended to sell the businesses by the end of the year. These businesses were accounted for as businesses held for sale during 1999, and as such, no sales or income between the date of acquisition and their dates of sale was included in the consolidated results of the Company.

As of December 31, 1999, the Company has completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for a net sale price of $120.1 million, including debt securities with a face value of $15.0 million. The sale of Coleman Cable for a net sales price of $137.3 million to a group of equity investors, closed into escrow as of December 30 and cleared escrow on January 4, 2000. Proceeds included debt securities with a face value of $15.3 million. See Note ONE for the carrying value of debt securities related to the sales. Proceeds from the sales were used to repay indebtedness. In the December 31, 1999 Consolidated Balance Sheet, the Company's net investment in Coleman Cable, is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products business compared with the total Kuhlman business.

The Company has accounted for the merger as a purchase for financial reporting purposes. Accordingly, the Consolidated Statements of Operations include Kuhlman's results since the date of acquisition. The purchase price of Kuhlman is calculated as the sum of the value of the equity issued, the net cash paid, and the Company's transaction costs. An allocation of the purchase price has been performed with the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired, less the liabilities assumed and incurred, recorded as goodwill to be amortized over a period of 40 years using the straight-line method. The calculation of the purchase price is as follows:


                              millions of dollars
Cash paid                                    $536.4
BorgWarner Inc. common stock ussued           149.8
Transaction costs                               6.8
  Total purchase price                       $693.0

The purchase price has been allocated as follows:

     millions of dollars
Fair value of assets acquired                $ 242.3
Estimated proceeds from disposition
  of businesses, net of tax                    205.6
Goodwill                                       497.7
Liabilities assumed                           (252.6)
                                             $ 693.0

Eaton Corporation's Fluid Power Division

On October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division ("Fluid Power Acquisition"), one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry. The calculation of the purchase price is as follows:

     millions of dollars
Cash paid                                    $310.0
Estimated future payments due to Eaton
 Corporation                                    8.1
Transaction costs                               3.6
  Total purchase price                       $321.7

The acquisition was accounted for using the purchase method of accounting. Accordingly, the Consolidated Statements of Operations include Eaton Fluid Power's results since the date of acquisition. The purchase price was allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed has been accounted for as goodwill and is being amortized over 20 years using the straight-line method.

The purchase price has been allocated as follows:

     millions of dollars
Fair value of assets acquired      $ 91.1
Goodwill                            255.1
Liabilities assumed                (24.5)
                                   $321.7

The following unaudited pro forma information has been prepared assuming that both the Kuhlman merger and the Fluid Power Acquisition had occurred at the beginning of 1998, and includes adjustments for estimated amounts of goodwill amortization, increased interest expense on borrowings incurred to finance the transactions, elimination of expenses related to Kuhlman's corporate headquarters which has been closed, exclusion of revenues, costs and expenses for Kuhlman's electrical products businesses, including an allocation of goodwill amortization and interest expense, and the tax effects of all the preceding adjustments. Sales from divested operations of $41.3 million in 1999 and $121.1 million in 1998 are included in the pro forma sales amounts.


     millions of dollars except per share amounts
year ended December 31,       1999      1998
Net sales                     $2,684.4  $2,482.4
Net earnings                     134.8     105.7
Net earnings per share
  Basic                           5.04      3.95
  Diluted                         5.03      3.92

The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the transactions been consummated at the beginning of 1998, nor is it necessarily indicative of the results of operations that may occur in the future.

AG Kuhnle, Kopp & Kausch

On October 31, 1997, the Company acquired 63% of the capital stock of AG Kuhnle, Kopp & Kausch ("AG Kuhnle"), a German manufacturer of turbochargers and turbomachinery, for $42.4 million. The Company accounted for the acquisition of the turbocharger business as a purchase and began consolidating it in October 1997. Because AG Kuhnle's turbomachinery business did not fit the Company's strategic plan, the turbomachinery business was not consolidated and the net carrying value was included in prepayments and other current assets as a business to be disposed.

On October 31, 1998, the Company purchased 100% of the net assets of the turbocharger business from AG Kuhnle for $95.7 million, renaming it 3K-Warner Turbosystems. Included in 1998 results of operations are sales of $182.9 million and net earnings of $3.3 million (net of minority interest of $1.1 million that existed prior to November 1, 1998). During 1999, the Company received a dividend payment of $30.3 million and other amounts from AG Kuhnle which were slightly in excess of the Company's remaining carrying value in AG Kuhnle. The Company intends to realize its remaining ownership of AG Kuhnle as soon as is practicable.

Divestitures

Forged Powder Metal Race Business

In October 1999, the Company sold its one-way clutch forged powder metal race business in Gallipolis, Ohio to GKN Sinter Metals, Inc., a subsidiary of UK-based GKN plc. GKN initially paid the Company $45.5 million in the fourth quarter, subject to a post-closing adjustment. No significant gain or loss was recorded on this sale. The forged powder metal business was originally acquired as part of the Company's purchase of the Precision Forged Products Division of Federal-Mogul Corporation in 1995.

TWELVE Operating Segments and Related Information

The Company's business comprises five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. These reportable segments are strategic business units which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluates performance based on earnings before interest and taxes, which emphasizes realization of a satisfactory return on the total capital invested in each operating unit. Intersegment sales, which are not significant, are recorded at market prices.

Operating Segments

                      millions of dollars
                  Sales         Earnings
                                Before                             Long-Lived
                 Inter-         Interest  Year End Depreciation/  Assets
       Customers segment  Net  and Taxes Assets   Amortization  Expenditures(d)
1999
Air/Fluid
 Systems $ 484.4    $7.1     $491.5     $ 44.9    $  457.1  $ 20.7 $ 15.6
Cooling
 Systems(b)140.2     2.6      142.8     18.2      560.8     11.4 7.7
Morse TEC  829.9     26.1     856.0     112.9     1,081.6   46.1 89.7
TorqTrans-
 fer Systems560.9    2.4      563.3      41.2      261.3     18.5  31.0
Transmission
  Systems  405.2     8.2      413.4     54.1      356.0     22.7   21.1
Divested
 operationsa 38.0    3.3       41.3     (5.0)     -         2.4     3.7
Intersegment
 eliminations   -   (49.7)     (49.7)   -    -    - -
 Total     2,458.6     -      2,458.6   266.3     2,716.8   121.8 168.8
Corporate, including
 equity in
 affiliates    -       -         -     (10.1)      260.4(c)  1.6      -
Consolidated $ 2,458.6 $ -    $2,458.6  $256.2    $2,977.2  $123.4 $168.8

1998
Air/Fluid Systems $ 343.9    $ 7.5    $ 351.4      $ 25.1   $ 380.0$17.2 $21.0
Morse TEC           511.4      24.8     536.2        78.5     649.0  29.0 60.3
TorqTransfer Systems516.4      2.4      518.8        28.4     288.1  17.7 13.4
Transmission Systems346.4      8.6      355.0        42.7     386.6  21.1 22.7
Divested operationsa 118.7     2.4      121.1         2.0      62.1   5.0 15.9
Intersegment elimin-
 ations               -      (45.7)     (45.7)         -       (4.9)       -
Total               1,836.8    -        1,836.8    176.7     1,760.9 90.0 133.3
Corporate, including equity
 in affiliates   -   -       -         (9.1)      85.2(c)      1.6     3.7
Consolidated   $1,836.8 $  -   $ 1,836.8 $167.6  $1,846.1      $ 91.6 $137.0
1997
Air/Fluid
    Systems    $ 330.0 $ 12.4    $ 342.4 $ 15.1 $ 383.6        $ 16.2  $ 20.0
Morse TEC       318.3   30.7     349.0     64.7   488.8        24.8      47.8
TorqTransfer
  Systems      610.8   2.8      613.6       46.4        270.3   17.5  41.7
Transmission
  Systems  359.2  10.2      369.4       56.4        377.1        21.5      26.8
Divested
 operationsa 148.7   1.5    150.2       (3.2)        105.6       5.2       30.1
Intersegment
 eliminations  - (57.6)  (57.6)        -            (5.3)       -         -
  Total  1,767.0    -    1,767.0       179.4      1,620.1       85.2      166.4
Corporate, including
 equity
 in affiliates -       -         -         3.1       116.29(c)      1.9       -
Consol-
 idated   $1,767.0    $  -    $1,767.0    $182.5  $1,736.3  $ 87.1  $166.4



(a) The forged powder metal race business was sold in 1999. The torque converter and connecting rod businesses were sold in 1998.
(b) Cooling Systems was added in 1999.
(c) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred taxes and investments and advances.
(d) Long-lived asset expenditures includes capital spending and additions to non-perishable tooling, net of customer reimbursements.

The following table reconciles segments' earnings before interest and income taxes to consolidated earnings before income taxes.

     millions of dollars
                              1999       1998     1997
Earnings before interest and
  income taxes                $256.2    $167.6    $182.5
Interest expense and
 finance charges              (49.2)     (26.9)    (24.6)
Earnings before income taxes  $207.0    $140.7    $157.9

Geographic information No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK Warner (Note FIVE) amounting to $154.1 million at December 31, 1999 is excluded from the definition of long-lived assets, as are goodwill and certain other noncurrent assets.

millions of dollars
Net Sales Long-Lived Assets
               1999      1998      1997      1999      1998      1997
United States  $1,848.4  $1,410.0  $1,485.2  $574.1    $494.9    $508.7
Europe:
  Germany      325.6     264.2     98.9      128.9     91.7      76.1
  Other Europe 165.6     93.6      89.6      67.1      55.5      51.6
Total Europe   491.2     357.8     188.5     196.0     147.2     127.7
Other Foreign  119.0     69.0      93.3      89.2      56.3      43.2
Total          $2,458.6  $1,836.8  $1,767.0  $859.3    $698.4    $679.6

Sales to major customers Consolidated sales included sales to Ford Motor Company of approximately 31%, 36% and 43%; to Daimler-Chrysler of approximately 19%, 19% and 14%; and to General Motors Corporation of approximately 13%, 16% and 20% for the years ended December 31, 1999, 1998 and 1997, respectively. No other single customer accounted for 10% or more of consolidated sales in any year between 1997 and 1999. Such sales consisted of a variety of products to a variety of customer locations worldwide. Each of the five operating segments had significant sales to all three of the customers listed above.

Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 1999 and 1998 interim results of operations. Certain 1999 and 1998 quarterly amounts have been reclassified to conform to the annual presentation.

millions of dollars except per share amounts
        1999                          1998
       quarter ended,
March 31June 30Sept.30Dec. 31Year 1999March 31June 30 Sept.30 Dec.31 Year 1998
Net sales $551.3$640.8$589.7 $676.8 $2,458.6$464.7 $451.3 $431.6$489.2$1,836.8
Cost of
 sales  424.4  491.7  458.6  513.8  1,888.5 365.7   359.4 340.4  385.2 1,450.7
Depre-
 ciation 20.5  22.8   22.6    25.4   91.3   19.3    19.3    18.9   17.3  74.8
Selling,
 general and administrative
  expenses 42.4 53.5 51.0     56.4  203.3  37.2    34.5    34.1 29.3    135.1
Minority
 interest  0.4  0.4  0.4    0.1   1.3    0.7       0.8       0.9  (0.3)     2.1
Goodwill amor-
 tization   5.7 7.7  7.7  11.0   32.1   4.2       4.2       4.3   4.1      16.8
Equity in affiliate
 earnings and
  other
  income (2.5) (4.6) (3.9)(3.1)(14.1) (5.5)     (2.9)     (0.5) (1.4)    (10.3)
Earnings before interest
  expense, finance charges
  and income
  taxes     60.4  69.3 53.3 73.2  256.2  43.1  36.0       33.5  55.0   167.6
Interest expense and
  finance
  charges  8.6  12.6 10.5 17.5   49.2  6.0       7.0     7.6   6.3    26.9
Earnings before
 income
 taxes     51.8 56.7  42.8     55.7     207.0    37.1   29.0  25.9 48.7  140.7
Provision for income
 taxes  19.7  20.4   15.4  19.2  74.7  11.1   9.4          8.6    16.9   46.0
Net
 earnings $ 32.1$ 36.3 $ 27.4 $ 36.5 $  132.3  $ 26.0 $ 19.6 $17.3$ 31.8 $94.7
Net earnings per share
   basic  $ 1.33 $ 1.36 $1.03 $ 1.36 $  5.10  $ 1.10  $ 0.84 $ 0.74 $1.35 $4.03
Net earnings per share
 diluted $ 1.32 $ 1.35 $1.02 $1.36 $ 5.07 $1.09$ 0.83 $ 0.73  $ 1.35  $4.00

Selected Financial Data

     millions of dollars except per share data
For the Year Ended December 31,    1999      1998      1997      1996      1995

Statement of Operations Data
Net sales                 $2,458.6  $1,836.8  $1,767.0  $1,540.1 $1,329.1
Cost of sales              1,888.5   1,450.7   1,375.4   1,205.5   1,044.9
Depreciation                 91.3      74.8      70.4      71.3      68.0
Selling, general
 and administrative
 expenses                          203.3     135.1     132.0     122.7     97.8
Minority interest                  1.3       2.1       3.2       2.6       2.0
Goodwill amortization              32.1      16.8      16.7      13.5      9.6
Loss on sale of business           -         -         -         61.5(a)   -
Equity in affiliate
 earnings and other income    (14.1)    (10.3)    (13.2)    (13.1)    (18.6)
Interest expense and
 finance charges                   49.2      26.9      24.6      21.4      14.2
Provision for income taxes         74.7      46.0       54.7      12.9     37.0
Net earnings                       $132.3    $94.7     $103.2    $41.8    $74.2
Net earnings per
 share - basic                     $ 5.10    $4.03     $ 4.35    $1.77(a) $3.18
Average shares outstanding
 (thousands) - basic            25,948    23,479     23,683    23,564  23,303
Net earnings
 per share - diluted           $   5.07   $ 4.00   $  4.31   $  1.75(a)$ 3.15
Average shares
 outstanding (thousands)
 - diluted                     26,078    23,676     23,934   23,830    23,570
Cash dividend declared per share $ 0.60  $  0.60   $  0.60   $ 0.60    $0.60
Balance Sheet Data (at end of period)
Total assets                  $2,970.7  $1,846.1  $1,736.3  $1,623.6 $1,335.2
Total debt                      980.3     393.5     338.1     317.3     134.7


(a) The Company recorded a pretax loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, results in an after-tax charge of $35.0 million, or $1.49 per share.

Corporate Information

Company Information

BorgWarner Inc.
200 South Michigan Avenue
Chicago, IL 60604
312-322-8500

Stock Listing
Shares are listed and traded on the New York Stock Exchange.
Ticker symbol: BWA.

High        Low

Fourth Quarter 1999   $43-3/8   $36-3/4
Third Quarter 1999    57-7/8    40-7/8
Second Quarter 1999   60        46-3/8
First Quarter 1999    56        42-7/16

High        Low

Fourth Quarter 1998   $55-13/16 $ 33-5/16
Third Quarter 1998    51-9/16   37-1/16
Second Quarter 1998   68-1/8    43-11/16
First Quarter 1998    64-1/2    49-5/8


Dividends

The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 15 cents per share of common stock was declared on January 20, 2000, payable February 15, 2000, to stockholders of record on February 1, 2000. The current practice is subject to review and change at the discretion of the Board of Directors.

Stockholders
As of December 31, 1999, there were 3,304 holders of record and an estimated 10,000 beneficial holders.

Annual Meeting of Stockholders

The 2000 annual meeting of stockholders will be held on Wednesday, April 26, 2000, beginning at 11:00 a.m. on the 19th floor of the Company's headquarters at 200 South Michigan Avenue in Chicago.

Securities Information

ChaseMellon Shareholder Services is the transfer agent, registrar and dividend dispersing agent for BorgWarner common stock. Communications concerning stock transfer, change of address, lost stock certificates or proxy statements for the annual meeting should be directed to:

ChaseMellon Shareholder Services for BorgWarner
450 West 33rd Street, 15th Floor
New York, NY 10001
800-851-4229
http://www.cmssonline.com

Investor Inquiries

Financial investors and securities analysts requiring financial reports, interviews or other information should contact Mary Brevard, Director of Investor Relations and Communications, at the Company's headquarters, 312-322-8683.

Form 10-K Report

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders without charge through the Company's internet homepage or by writing the Investor Relations and Communications Department at the Company's headquarters or by calling 312-322-8524.

Dividend Reinvestment and Stock Purchase Plan

The BorgWarner Dividend Reinvestment and Stock Purchase Plan has been established so that anyone can make direct purchases of BorgWarner common stock and reinvest dividends. The Company pays the brokerage commissions on purchases. To receive a prospectus and enrollment package, contact ChaseMellon at 800-842-7629. Questions about the plan can be directed to ChaseMellon at 800-851-4229. Information is also available through the Company's internet homepage.

Internet Homepage

For current news, stock quotes and other information on BorgWarner, visit our new Internet Homepage: www.bwauto.com.

[LOGO], BorgWarner, Torque-on-Demand, Morse, Gemini, Hy-Vo and the
BorgWarner Indianapolis 500 Trophy are registered trademarks of BorgWarner Inc.