Form 10-K405, Exhibit 13
period 2000-12-31
BORGWARNER INC
filed 2001-03-23
CIK 908255

BorgWarner 2000

Management's Discussion and Analysis of
Financial Condition and Results of Operations

BorgWarner Inc. and Consolidated Subsidiaries

Introduction
BorgWarner Inc. is a leading global supplier of highly engineered systems and components for powertrain applications. Our products help improve vehicle performance, fuel efficiency and handling and reduce emissions. They are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles, trucks and commercial transportation products. We have experienced solid internal growth over the past three years but have also enhanced our product leadership position and focus through key acquisitions. Kuhlman Corporation (Kuhlman) was acquired in March of 1999 and the Eaton Fluid Power Division (Eaton) in October 1999. The turbocharger business from Kuhlman, combined with our German turbocharger business, adds to the Morse TEC segment's variety of engine related products to improve performance, fuel economy and emissions. The Eaton and Kuhlman powertrain cooling businesses were combined to form our newest operating segment, Cooling Systems. The remaining Kuhlman businesses either have been, or will be, sold.

Results of Operations
2000 vs. 1999 vs. 1998
BorgWarner reported net earnings for 2000 of $94.0 million, or $3.54 per diluted share, which included after-tax restructuring and other non-recurring charges of $38.7 million or $1.47 per diluted share. Excluding the restructuring and other non-recurring charges, which are discussed in detail below, net earnings were $132.7 million or $5.01 per diluted share. Net earnings in 1999 and 1998 were $132.3 million and $94.7 million, or $5.07 and $4.00 per diluted share, respectively.

Overall, we realized a 7.6% sales growth over 1999 and a 33.9% sales growth between 1999 and 1998. While much of the increase was related to acquisitions, internal growth from businesses held for all periods amounted to 0.3% in 2000 and 14.7% in 1999. As a comparison, worldwide vehicle production increased by 2.8% in 2000 and 4.2% in 1999. North American production increased by 1.3% and 9.5%, Japanese production increased by 2.2% and 1.0% and Western European production increased 1.3% in 2000 and was flat the year before.

Despite a very strong first half, our 2000 results were tempered by the weak Euro, production slowdowns and shutdowns during the last half of the year and deterioration in the heavy-duty truck market. The primary growth drivers in 1999 and the first half of 2000 were strong global automotive markets, growth in engine timing systems applications, strong demand for turbochargers especially in European passenger cars, increased content on new generations of transmissions, improvements in 4x4 installation rates on light trucks and results from acquisitions. Improvements over 1998 also reflect the absence of the 1998 GM strike and the improved condition of the Asian economy in 1999.

Our outlook as we head into 2001 is one of caution as the North American automotive market is already experiencing a downturn. We anticipate the first half of 2001 will be markedly lower than the very strong first half of 2000, but we intend to use our financial strength to manage through the weakness by controlling costs and other spending so that we are poised to take advantage of opportunities as the cycle turns up again. We have already taken actions to adjust our cost structure and will continue to do so if the downturn continues.

Results By Operating Segment
Our products fall into five reportable operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. The segments are profiled on pages 6 and 7. The following tables detail sales and earnings before interest and taxes (EBIT) by segment for each of the last three years.



Net Sales
millions of dollars
Year Ended December 31,  2000  1999      1998
Air/Fluid Systems   $  427.8  $  413.9  $  351.4
Cooling Systems        281.3     142.8       -
Morse TEC              885.8     796.9     536.2
TorqTransfer Systems   526.7     563.3     518.8
Transmission Systems   437.5     413.4     355.0
Divested operations and
businesses held for sale 132.9   178.0     121.1
Intersegment eliminations(46.1)  (49.7)   (45.7)
Net sales             $2,645.9  $2,458.6  $1,836.8

Earnings Before Interest and Taxes
millions of dollars
Year Ended December 31,  2000  1999      1998
Air/Fluid Systems     $  35.7 $ 36.5     $ 25.1
Cooling Systems          32.1   17.9        -
Morse TEC               127.4  109.7       78.5
TorqTransfer Systems     37.2  41.2        28.4
Transmission Systems     46.0  54.1        42.7
Divested operations and
businesses held for sale  3.2   6.9         2.0
Earnings before interest
  and taxes            $281.6  $266.3    $176.7


















































Air/Fluid Systems experienced a 3.4% increase in sales and a 2.2% decrease in EBIT compared to the prior year. Strong sales of pump products for emission control were more than offset by pricing and volume weakness at DaimlerChrysler, a major Air/Fluid Systems customer, particularly late in the year. Product mix issues along with soft costs related to facility rationalizations contributed to the EBIT margin decline.

Sales and EBIT increased by 17.8% and 45.4%, respectively, from 1998 to 1999. The increases were largely attributable to increased demand for emission enhancement products and transmission solenoids.

Despite a tempered outlook for 2001 due to industry conditions, Air/Fluid Systems continues to promise a substantial opportunity for growth because of the increased worldwide emphasis on improved operating efficiency and reduced emissions, both of which can be realized through improved engine air and fuel management. Other opportunities in the coming years include control devices for automated manual transmissions and, because of the fragmented nature of the supplier base in this segment, system solutions for fuel economy and emission requirements.

Cooling Systems' increases in sales and EBIT primarily reflect full year results for the new segment. Cooling Systems was heavily impacted by the deteriorating North American market conditions since approximately 80% of the segment's sales are to customers in North America, mainly in the sport utility (SUV), light, medium and heavy truck markets. We expect that weakness in the North American heavy truck market, along with an application lost in 2001, should cause this segment to be off from 2000 levels. New applications go into production in the second half of 2001.

We expect our leadership position in these key markets to favorably impact results as the economy recovers. Increasing fuel economy and environmental legislation in North America and Europe are expected to drive demand for electronically controlled cooling systems to accommodate increasingly higher operating engine temperatures. These same requirements are driving developing countries to embrace mechanically controlled drives and, because of our full product range and manufacturing locations in every major vehicle producing region, we expect to be well positioned to benefit from the product life cycle in these markets.

Morse TEC sales increased by $88.9 million, or 11.2% and EBIT improved by $17.7 million, or 16.1%, despite being negatively affected by the weak Euro, both for the turbocharger business and the timing chain business. The growth was due to the continued strength of the European turbocharger market for gasoline and diesel passenger cars and commercial vehicles, and new and expanded engine timing programs in each geographical region.

Morse TEC experienced strong growth in 1999 as sales and EBIT increased by $260.7 million and $31.2 million, respectively. Net of the effect of the Kuhlman acquisition, sales increased by $129.7 million, or 24.2%, and EBIT improved by $26.3 million, or 33.5%. Year-over-year comparisons benefited from elevated worldwide demand for engine timing systems and the increased proportion of direct-injection diesel engines with turbochargers in European passenger cars. We expanded our European turbocharger capacity during 1999 and anticipate future expansion in an effort to capitalize on this trend.

The growth trend at Morse TEC is expected to continue in the coming years as turbocharger capacity is increased to meet ramped-up demand of direct-injection diesel passenger cars and as new generations of variable geometry turbochargers for commercial diesel applications are introduced. The introduction of additional new products, including timing systems for Chrysler overhead cam engines, powder metal sprockets for both timing system and transmission applications, and drive chain for the new Toyota hybrid engine and other Japanese applications, are expected in the coming years. This segment expects to benefit from the conversion of engine timing systems from belts to chains in both Europe and Japan. Such growth may be tempered by the current downturn in the North American market.

TorqTransfer Systems' sales and EBIT slipped in 2000, with sales off 6.5% to $526.7 million and EBIT down 9.7% to $37.2 million. We had expected TorqTransfer Systems results would be fairly even with 1999 levels, so the declines were not surprising given the weak second half of 2000 and the problems with Ford Explorer/Firestone tires. The Explorer is a major application for this segment. Production volume of this vehicle was lower by 4% compared with 1999 with our sales declining as a result. Other vehicles that use TorqTransfer systems were also down in 2000, particularly other Ford light trucks and SUVs. August 2000 saw the launch of TorqTransfer's first InterActive Torque Management System application in the Acura MDX. While the system has great promise going forward, it did not contribute significantly in 2000 due to the incursion of start-up costs and its launch late in the year. Considering the sales decline, the group did a solid job of limiting EBIT losses by recognizing early that the year would be one of limited growth potential and took a number of actions to control costs, including restrictions on hiring, controls on non-essential spending and shifting production to maximize capacity utilization.

TorqTransfer Systems' 1999 sales and EBIT rebounded from 1998, increasing by $44.5 million and $12.8 million, or 8.6% and 45.1%, respectively. The improvements over 1998 were largely related to the stabilization or reversal of certain factors which had deflated 1998 results, including reductions in four-wheel drive (4WD) transfer case shipments for the Ford F-150 truck and declines in 4WD transfer case shipments to Ssangyong, Korea due to the sluggish Asian economy. Significantly higher 4x4 installation rates on Ford V8 small pick-up trucks in 1999 and the continued popularity of SUVs and light trucks also enhanced results.

For 2001, we do not expect growth from this segment because of the slowdown in North America and the timing of new product introductions. TorqTransfer has been awarded a significant contract to supply transfer cases to General Motors, the first units being shipped in 2002. In 2001, the group will incur significant start-up costs as the plant prepares for this significant new opportunity.

Transmission Systems' sales increased 5.8% to $437.5 million. The sales growth came principally from Korea, where we benefited from both strong local build rates and an increasing installation rate for automatic transmissions. In Europe our sales were strong in local currency, but translated to fewer dollars because of the weakness of the Euro. In North America sales were up for the year because of strong customer build rates in the first half of 2000. Sales declined in the latter part of the year, particularly in the fourth quarter. EBIT of $46.0 million was 15.0% below 1999 levels. Volume related improvements in Korea were more than offset by operating problems incurred in North America. The restructuring charges recognized in the third and fourth quarters were taken in part to restructure operations at the Transmission Systems group.

Net of the businesses divested in 1999 and 1998, this segment showed increases in sales and EBIT of $58.4 million and $11.4 million, or 16.5% and 26.7%, respectively, versus the prior year. Of our operating segments, Transmission Systems benefited most from the strong worldwide automotive production in 1999 because of the segment's global diversification and application to passenger cars, SUVs and light trucks. The absence of the 1998 North American General Motors strike and the stabilization of the Asian economy in 1999 also enhanced comparisons.

While we believe that the group will benefit from the actions taken in 2000 to better align the businesses to the anticipated level of activity, we also feel that the group is likely to experience declines in sales and EBIT due to industry softness, particularly in North America.

Divested operations and businesses held for sale includes the results of Fuel Systems, which is currently held for sale; Kysor-Westran, which was sold during 2000; and three former Transmission Systems businesses: the forged powder metal race business sold in 1999, and the torque converter and connecting rod businesses sold separately in 1998. These businesses did not fit our strategic goals, and we believe our resources are better spent on our core technologies in highly engineered components and systems. The anticipated loss on the sale of Fuel Systems was recorded as part of the restructuring charges discussed below, and the $5.4 million gain on the sale of Kysor-Westran in 2000 is included in equity in affiliates and other income. The sales of the former Transmission Systems businesses did not result in a significant gain or loss in any of the years presented. Divested operations and businesses held for sale contributed sales of $132.9 million, $178.0 million and $121.1 million and EBIT of $3.2 million, $6.9 million and $2.0 million in 2000, 1999 and 1998, respectively.

Our top ten customers accounted for approximately 77% of consolidated sales compared to 75% in 1999 and 81% in 1998. A full year's sales to new customers gained through 1999 acquisitions drove the increase in the percentage. Despite our expanding customer base, Ford continues to be our largest customer with 30% of consolidated sales in 2000, compared to 31% and 36% in 1999 and 1998, respectively. DaimlerChrysler, our second largest customer, represented 19% of consolidated sales in each of 2000, 1999 and 1998; and General Motors accounted for 13%, 13%, and 16%, respectively. No other customer accounted for more than 10% of sales in any of the periods presented.
















































Other Factors Affecting Results of Operations
The following table details our results of operations as a percentage of sales:

Year Ended December 31,  2000*      1999      1998
Net sales           100.0%     100.0%    100.0%
Cost of sales       75.7       76.8      79.0
Gross margin        24.3       23.2      21.0
Depreciation and
  amortization       5.5        5.0       5.0
Selling, general and admini-
  strative expenses  9.2        8.3       7.4
Minority interest, affiliate earnings
and other income, net(0.8)     (0.5)     (0.5)
Earnings before
 interest and taxes  10.4%     10.4%     9.1%




























































*To make the table comparable across years, 2000 excludes $62.9 million, or 2.4% of sales, of restructuring and other non-recurring charges.

Gross margin for 2000 was 24.3%, an improvement from 1999 and 1998 margins of 23.2% and 21.0%, respectively. While the increase is partly attributable to the acquisition of higher margin operations and the divestiture of lower margin operations in 1999, many of our core businesses also showed gross margin improvement. Our operations were able to make margin gains despite price reductions to customers of approximately $16 million in 2000, as compared to $35 million and $23 million in 1999 and 1998, respectively. For the first time in several years, we were able to offset the impact of price reductions in 2000 by actively pursuing reductions from our suppliers and making changes in product design and using process technology to remove cost and/or improve manufacturing capabilities.

Depreciation and amortization as a percentage of sales increased to 5.5% in 2000 versus 5.0% in each of 1999 and 1998 as a result of a full year's amortization of the goodwill associated with the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. Total depreciation and amortization increased by $22.1 million versus 1999.

Selling, general and administrative expenses (SG&A) as a percentage of sales increased to 9.2% from 8.3% and 7.4% in 1999 and 1998, respectively. Our acquisition of businesses with higher SG&A spending levels, as well as our continued commitment to research and development (R&D) in order to capitalize on growth opportunities have caused the increases. R&D spending increased to $112.0 million, or 4.2% of sales, as compared with $91.6 million, or 3.7% of sales, and $65.1 million, or 3.5% of sales in 2000, 1999 and 1998, respectively. We continue to invest in a number of cross-segment R&D programs that were initiated during 1999, as well as a number of other key programs, all of which are necessary for short- and long-term growth. We intend to maintain our commitment to R&D investment in the coming years while continuing to focus on controlling other SG&A costs. The relative increase in the non-R&D spending in SG&A is due in part to the changing mix of businesses. We have already taken steps to focus on getting costs in line to manage though the anticipated period of slower industry growth in the coming quarters. Additional actions are possible in 2001 to keep our cost structure competitive during the industry downturn.

Restructuring and other non-recurring charges totaling $62.9 million were incurred in the second half of 2000 in response to deteriorating market conditions. The charges included the rationalization and integration of certain businesses and actions taken to bring costs in line with vehicle production slowdowns in major customer product lines.

Of the $62.9 million in pretax charges, $47.3 million represents non-cash charges. Approximately $4.4 million was spent in 2000 and the remaining $11.2 million is expected to be spent in 2001. We expect to fund the total cash outlay with cash flow from operations. The actions taken are expected to generate approximately $19 million in annualized savings, primarily from lower salaries and benefit costs and reduced depreciation charges, beginning in 2001. These savings are expected to be more than offset by lower revenue from the deterioration in the automotive and heavy-duty truck markets.
Components of the restructuring and other non-recurring charges are detailed in the following table and discussed further below.













                                             Balance at
                    Total     Amount         December 31,
millions of dollars Charges   Incurred       2000
Severance and other
  benefit costs          $  8.9    $  (4.3)  $  4.6
Asset write-downs          11.6      (11.6)       -
Loss on anticipated
  sale of business         35.2       (35.2)      -
Other exit costs and
non-recurring charges       7.2        (0.6)    6.6
Total                     $62.9     $(51.7)   $11.2































































Severance and other benefit costs relate to the reduction of approximately 240 employees from the workforce. The reductions affect each of our operating segments, apart from TorqTransfer Systems, across each of our geographical areas, and across each major functional area, including production and selling and administrative positions. As of December 31, 2000, approximately $4.3 million had been paid for severance and other benefits for 82 terminated employees. The remaining reductions and cash payments should be complete by the end of 2001.

Asset write-downs primarily consist of the write-off of impaired assets that will no longer be used in production as a result of the industry downturn. Such assets have been taken out of production and are being disposed.

Loss on anticipated sale of business is related to the Fuel Systems business, which is currently being reported as an investment in businesses held for sale on the Consolidated Balance Sheet. Fuel Systems produces metal tanks for the heavy-duty truck market in North America and does not fit our strategic focus on powertrain technology. In April 2000, we announced our intention to sell this non-core business, which was acquired as part of the vehicle products business of Kuhlman Corporation in March 1999. With the deterioration of the North American heavy-duty truck market in the second half of 2000, the value of this business has significantly decreased, creating the $35.2 million loss.
Other exit costs and non-recurring charges are primarily non-employee related exit costs incurred to close certain non-production facilities we no longer need.

Equity in affiliate earnings and other income increased by $9.7 million from 1999 and by $3.8 million between 1999 and 1998. In addition to the $5.4 million gain on the sale of Kysor-Westran recorded in 2000, the increases are attributable to the improved results of our 50% owned Japanese joint venture, NSK-Warner. Our equity in NSK-Warner's earnings of $16.9 million was $4.0 million higher than the prior year, which was $5.3 million higher than 1998. NSK-Warner has continued to perform well since the 1998 economic downturn in the Asian economy.

Interest expense and finance charges increased by $13.4 million in 2000 and by $22.3 million between 1999 and 1998. The increases are consistent with higher debt levels required to finance the two major acquisitions in 1999 and rising interest rates in the U.S. The rising interest rates through the first part of 2000 did not have as significant an impact on interest expense as might have been expected because 73% of our debt has fixed rates and only 27% has floating rates. Strong cash flows from operations and proceeds from divestitures have lowered debt levels to partially offset the impact of acquisitions on interest expense in 2000. The increase in interest expense between 1999 and 1998 was primarily the result of the acquisitions, as interest rates were more constant in 1999.

The provision for income taxes results in an effective tax rate for 2000 of 36.8% compared with rates of 36.1% for 1999 and 32.7% for 1998. Our effective tax rates have been lower than the standard federal and state tax rates due to the realization of certain R&D and foreign tax credits; foreign rates, which differ from those in the U.S.; and offset somewhat by non-deductible expenses, such as goodwill. The increase in rates over the 3 years is largely due to the non-deductibility of the goodwill associated with the Kuhlman acquisition, as well as increased income from higher tax jurisdictions. The tax rate on the restructuring charge also reflected a difference in the book and tax carrying values of certain assets that were written down.

Financial Condition and Liquidity
Our cash and cash equivalents decreased $0.3 million at December 31, 2000 compared with December 31, 1999. Net cash provided by operating activities of $302.3 million, along with proceeds from businesses sold of $131.9 million were primarily used to fund $167.1 million of capital expenditures, repay $192.3 million of long-term debt, pay $43.0 million of taxes on businesses sold, repurchase $22.1 million of treasury stock and distribute $15.9 million of dividends to our shareholders.
Operating cash flow of $302.3 million is $42.2 million less than in 1999, and consists of $94.0 million of net earnings, non-cash charges of $163.0 million and a $45.3 million decrease in net operating assets and liabilities, net of the effects of divestitures. Non-cash charges are primarily comprised of $102.2 million in depreciation, $43.3 million of goodwill amortization, both of which increased compared to 1999, and the $47.3 million non-cash portion of the restructuring and other non-recurring charges recorded in 2000. Depreciation and goodwill increased by $10.9 million and $11.2 million, respectively, due to a full year's activity on the additional businesses acquired in 1999. The decreased investment in net operating assets reflected in the December 31, 2000 balance sheet is mainly due to the continued emphasis on tight working capital management.

Net cash used in investing activities totaled $62.0 million, compared with $810.7 million in the prior year. The large decrease is primarily related to the acquisitions made in the prior year. The sale of Coleman Cable Systems, Inc., one of the electrical products businesses acquired from Kuhlman in March 1999, cleared escrow in January 2000. The total sales price of $137.3 million included debt securities with a face value of $15.3 million and $122 million in cash. Partially offsetting this inflow was $43 million in tax payments related to the sales of the electrical businesses. Capital spending totaling $167.1 million in 2000 was $23.7 million greater than in 1999, although at a similar level in terms of spending as a percentage of sales. Approximately 60% of the 2000
spending was related to expansion,   with the remainder for cost reduction and
other purposes. Heading into 2001, we plan to manage through the industry downturn using a program of controlled capital spending, although full year spending should still be approximately 5.5% to 6.5% of sales.

Stockholders' equity increased by $29.6 million in 2000. Net income of $94.0 million was partially offset by dividends of $15.9 million and $22.1 million to repurchase 589,700 shares of treasury stock. In relation to the dollar, the currencies in foreign countries where we conduct business, particularly the Euro, weakened, causing the currency translation component of other comprehensive income to decrease by $28.2 million in 2000.

Our total capitalization as of December 31, 2000 of $1,881.9 million is comprised of short-term debt of $54.4 million, long-term debt of $740.4 million and shareholders' equity of $1,087.1 million. Capitalization at December 31, 1999 was $2,037.8 million. During the year, we reduced our balance sheet debt to capital ratio to 42.2% from 48.1%. We have also been able to maintain our investment grade credit ratings from Moody's (Baa2) and Standard and Poor's (BBB+).

As of December 31, 2000, we maintain a $350 million revolving credit facility that was revised and extended until July 21, 2005. We also have $200 million available under a shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt instruments may be issued.

We believe that the combination of cash from operations and available credit facilities will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future. We will continue to balance our needs for internal growth, debt reduction and share repurchase.

Other Matters
Acquisition of Kuhlman Corporation
On March 1, 1999, we acquired all the outstanding shares of common stock of Kuhlman Corporation (Kuhlman), for a purchase price of $693.0 million. We also assumed $131.6 million of Kuhlman's existing indebtedness, which we subsequently refinanced. We funded the transaction by issuing 3,287,127 shares of BorgWarner Inc. common stock with a value of $149.8 million, and by borrowing approximately $543.2 million.

Kuhlman was a diversified industrial manufacturing company that operated in two product segments: vehicle and electrical products. In vehicle products, Kuhlman's Schwitzer and Kysor units were leading worldwide manufacturers of proprietary engine components, including turbochargers, fans and fan drives and other products. Their results since the date of the acquisition are in the consolidated financial statements.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These products did not fit our strategic direction and, at the time of the Kuhlman acquisition, we announced our intention to sell the businesses.

In 1999, we completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for $120.1 million, including debt securities with a face value of $15.0 million. The $137.3 million sale of Coleman Cable to a group of equity investors included debt securities with a face value of $15.3 million. Proceeds from the sales were used to repay indebtedness.

Acquisition of Eaton Corp.'s Fluid Power Division

Effective October 1, 1999, we acquired Eaton Corp.'s Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry, for $321.7 million. To partially finance the acquisition, we issued $150 million of 8.0% senior unsecured notes maturing September 2019. Cash from operations funded the remainder of the acquisition price. The Fluid Power Division designs and produces a variety of viscous fan drive cooling systems primarily for passenger vehicles such as light trucks, sport-utility vehicles and vans. Along with the commercial cooling systems business acquired from Kuhlman in March 1999, this acquisition positions us to globalize modular cooling systems integration opportunities across a full range of vehicle types.

Environmental and Litigation
BorgWarner and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 42 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to us, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, we have established a reserve for indicated environmental liabilities with a balance at December 31, 2000 of approximately $20.7 million. We expect this amount to be expended over the next three to five years.

BorgWarner believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

In connection with the sale of Kuhlman Electric Corporation, we agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. During 2000, Kuhlman Electric notified us that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant.

We have been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of the contamination. To date, the investigation has revealed the presence of PCBs in portions of the soil at the plant and neighboring areas. We have filed a lawsuit against Kuhlman Electric seeking a declaration of the scope of our contractual indemnity. As the investigation is in its early stages, and the court has not yet ruled on the lawsuit, we cannot now estimate the potential liability associated with this matter.

Year 2000 Issues
BorgWarner has not experienced any significant system failures or year 2000 related problems with its customers, vendors or suppliers.

New Accounting Pronouncements
On January 1, 2001, we adopted Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. We have a small number of derivative instruments. Application of SFAS 133 is not material to results of operations, financial condition or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The adoption of SAB No. 101 has not had a material effect on our reported results of operations, financial condition or cash flows.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which we must adopt for all applicable transactions occurring after March 31, 2001. We are currently assessing the impact of this standard on our results of operations, financial condition and cash flows.

Qualitative and Quantitative Disclosure About Market Risk
BorgWarner's primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used in our manufacturing operations. However, commodity price risk is not considered to be material. We do not hold any market risk sensitive instruments for trading purposes.

We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk, which include monitoring of our level of exposure to each market risk.

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. We measure our interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discount cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2000, the net fair value of these net debt instruments would increase by approximately $38.7 million if interest rates decreased and would decrease by approximately $34.0 million if interest rates increased. Our interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 1999, measured in a similar manner, was slightly greater than at December 31, 2000.

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities in markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In the aggregate, our exposure related to such transactions is not material to our financial position, results of operations or cash flows in both 2000 and 1999.

Disclosure Regarding Forward-Looking Statements
Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 2000.








































Consolidated  Statements  of Operations
BorgWarner Inc. and Consolidated Subsidiaries

For the Year Ended
December 31,        2000      1999      1998
Net sales           $2,645.9  $2,458.6  $1,836.8
Cost of sales       2,003.1   1,888.5   1,450.7
Depreciation        102.2     91.3      74.8
Selling, general and
 administrative expenses 244.1 203.3    135.1
Minority interest   2.7       1.3       2.1
Goodwill amortization 43.3    32.1      16.8
Restructuring and other
  non-recurring charges 62.9    -        -
Equity in affiliate
 earnings and other income(23.8)(14.1)  (10.3)
     Earnings before interest expense, finance charges
     and income taxes    211.4  256.2   167.6
Interest expense and
 finance charges         62.6    49.2    26.9
     Earnings before
      income taxes       148.8   207.0  140.7
Provision for income taxes54.8    74.7   46.0
     Net earnings   $    94.0   $132.3  $94.7
Net earnings per share
     Basic          $   3.56  $   5.10  $4.03
     Diluted        $   3.54  $   5.07  $4.00
Average shares outstanding (thousands)
     Basic     26,391    25,948     23,479
     Diluted   26,487    26,078     23,676


See accompanying Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
BorgWarner Inc. and Consolidated Subsidiaries

millions of dollars
December 31,   2000 1999
Assets
Cash                $   10.1  $   11.1
Short-term securities   11.3      10.6
Receivables              168.9     216.2
Inventories              161.6     164.4
Deferred income taxes    1.7       2.8
Prepayments and other
  current assets         57.0      153.2
  Total current assets   410.6     558.3
Land                     30.0      32.5
Buildings                239.1     239.0
Machinery and equipment  906.9     834.1
Capital leases           5.1       5.3
Construction in progress 98.2      93.2
                         1,279.3   1,204.1
Less accumulated depre-
     ciation             472.1     408.1
  Net property, plant
     and equipment       807.2     796.0
Investments and advances 142.7     160.3
Goodwill                 1,203.1   1,284.7
Deferred income taxes    49.4      18.8
Other noncurrent assets  152.9     152.6
     Total other assets 1,548.1    1,616.4
                         $2,765.9  $2,970.7
Liabilities and Stockholders' Equity
Notes payable            $  54.4   $  134.0
Accounts payable and
     accrued expenses       408.2     433.7
Income taxes payable         67.3      92.1
     Total current lia-
      bilities              529.9     659.8
Long-term debt               740.4    846.3
Long-term liabilities:
     Retirement-related lia-
      bilities               345.2    343.9
     Other                    53.0      54.4
     Total long-term lia-
      bilities                398.2     398.3
Minority interest in conso-
     lidated subsidiaries     10.3      8.8
Commitments and contingencies      -    -
Capital stock:
     Preferred stock, $.01 par value; authorized shares: 5,000,000; none issued                               -         -
     Common stock, $.01 par value; authorized shares: 50,000,000; issued shares: 2000 and 1999, 27,040,492; outstanding shares: 2000, 26,225,283;
     1999, 26,724,192              0.3       0.3
     Non-voting common stock, $.01 par value; authorized shares: 25,000,000;
     none issued and outstanding     -        -
Capital in excess of par value     715.7     715.7
Retained earnings                  422.9     346.4
Management shareholder notes       (2.5)     (2.0)
Accumulated other comprehensive
  income                           (16.0)    12.3
Common stock held in treasury,
 at cost: 2000, 815,209 shares; 1999,
      316,300 shares               (33.3)    (15.2)
     Total stockholders' equity     1,087.1  1,057.5
            Total Liabilities and
            Stockholders' Equity   $2,765.9  $2,970.7

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
BorgWarner Inc. and Consolidated Subsidiaries


millions of dollars
For the Year Ended December 31,    2000 1999 1998
Operating
Net earnings        $   94.0  $ 132.3   $   94.7
Adjustments to reconcile net earnings to net cash flows from operations:
Non-cash charges (credits) to operations:
     Depreciation        102.2   91.3        74.8
     Goodwill amortization 43.3  32.1        16.8
     Non-cash restructuring
      charge               47.3    -           -
     Deferred income tax
       provision          (8.5)    (4.0)     16.7
 Other, principally equity
     in affiliate earnings (21.3)  (14.1)    (11.4)
Changes in assets and liabilities, net of effects of acquisitions and divestitures:
     (Increase) decrease in
          receivables       18.7    41.1     (29.3)
     Increase in inventories(14.7) (19.0)    (9.1)
     (Increase) decrease in pre-
       payments and deferred
       income taxes           11.6      0.2  (7.6)
     Increase in accounts
       payable and accrued
       expenses                7.0      57.9  3.0
     Increase (decrease) in
      income taxes payable    19.5      18.9 (22.3)
     Net change in other long-
      term assets and liabilities  3.2   7.8   6.3
          Net cash provided by
          operating activities   302.3  344.5  132.6
Investing
Capital expenditures          (167.1)   (143.4)   (122.2)
Payments for businesses
 acquired, net of cash acquired    -    (855.5)   (65.4)
Proceeds from sales of
 businesses                   131.9     177.9     51.8
Payments for taxes on
 businesses sold              (43.0)      -       -
Proceeds from other
     assets                   16.2      10.3       8.2
     Net cash used in
      investing activities(62.0)   (810.7)    (127.6)
Financing
Net increase (decrease)
     in notes payable     (74.5)   (10.3)    73.3
Additions to long-term
 debt                      86.9    621.8     2.4
Reductions in long-term
 debt                    (192.3)   (150.0)   (26.1)
Payments for purchase of
 treasury stock          (22.1)       -      (13.0)
Proceeds from stock
 options exercised         1.1       0.7     0.7
Dividends paid           (15.9)    (15.5)     (14.1)
 Net cash provided by(used in)
  financing activities   (216.8)   446.7     23.2
Effect of exchange rate
 changes on cash and
 cash equivalents        (23.8)     (2.8)    2.4
Net increase (decrease)
 in cash and cash
 equivalents             (0.3)     (22.3)    30.6
Cash and cash equivalents
 at beginning of year      21.7    44.0       13.4
Cash and cash equivalents
     at end of year      $   21.4  $  21.7   $ 44.0
Supplemental Cash Flow Information
Net cash paid during the year for:
     Interest            $   65.4  $  51.1   $ 30.3
     Income taxes           107.7     59.1     36.8
Non-cash financing transactions:
Issuance of common
  stock for acquisition  $ -       $ 149.8   $ -
Issuance of common stock
 for management notes     0.5           -        2.0
Issuance of common stock
     for Executive Stock Per-
     formance Plan       0.8            1.1      1.8

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
BorgWarner Inc. and Consolidated Subsidiaries

millions of dollars
Number of Shares    Stockholders' Equity      Comprehensive
                                              Income
                                                                 Accumulated
Issued  Common   Issued  Capital in          Management            other
common  stock in common  excess of  Treasury shareholder Retained comprehensive
stock   treasury stock   par value   stock    notes     earnings   income

                                                                           Balance, January 1, 1998
23,754,865 (210,600) $0.2     $566.0    $(10.2)   $ -  $150.7    $(13.0)   -
Purchase of treasury stock
     -    (273,200)    -      -         (13.0)      -       -         -    -
Dividends declared
     -         -       -      -         -         -     (14.1)        -    -
Shares issued for management
   shareholder note
     -      36,930       -    0.3       1.7       (2.0)     -         -    -
Shares issued under
   stock option plans
      -    43,614        -    (0.3)     2.1        -        (1.1)     -    -
Shares issued under
   executive stock plan
     -     35,564        -         -    1.8       -         -         -    -
Non-voting common stock
   converted to voting common stock
     (1,500)   1,500     -         -    -         -         -         -    -
Net income
          -         -    -         -    -         -         94.7      -    $94.7
Adjustment for minimum
   pension liability
          -         -    -         -    -         -         -         1.7  1.7
Currency translation adjustment
          -         -    -         -    -         -         -         11.8 11.8
Balance, December 31, 1998
     23,753,365  (366,192) $0.2  $566.0 $(17.6)   $(2.0)    $230.2 $0.5 $108.2
Dividends declared
-         -         -         -    -         -         (15.5)    -    -
Shares issued for
  Kuhlman Acquisition
3,287,127 -         0.1       149.7 -        -         -         -    -
Shares issued under
   stock option plans
      -        28,000    -         -    1.3       -    (0.6)          -    -
Shares issued under
   executive stock plan
     -        21,892     -         -    1.1       -     -        -         -
Net income
     -         -         -         -    -         -    132.3     -    $132.3
Adjustment for minimum
   pension liability
     -         -         -         -    -         -    -         (0.1)(0.1)
Currency translation adjustment
     -         -         -         -    -         -    -         11.9 11.9
Balance, December 31, 1999
     27,040,492(316,300) $0.3      $715.7$(15.2)  $(2.0)$346.4   $ 12.3  $144.1
Purchase of treasury stock
     -    (589,700)       -        -    (22.1)    -       -      -    -
Dividends declared
     -     -             -         -    -         -    (15.9)    -    -
Shares issued for management
   shareholder note
     -    15,223         -         -    0.7    (0.5)   (0.2)     -    -
Shares issued under
   stock option plans
      -   53,750         -         -    2.2       -    (1.1)     -    -
Shares issued under
   executive stock plan
     -    21,818         -         -    1.1       -    (0.3)     -    -
Net income
     -    -              -         -    -         -    94.0      -    $94.0
Adjustment for minimum
   pension liability
     -    -              -         -    -         -    -         (0.1) (0.1)
Currency translation adjustment
     -    -              -         -    -         -    -         (28.2)(28.2)
Balance, December 31, 2000
  27,040,492   (815,209) $0.3 $715.7    $(33.3)   $(2.5)  $422.9 $(16.0)$ 65.7

See accompanying Notes to Consolidated Financial Statements.




























Notes to Consolidated Financial Statements

Introduction
BorgWarner Inc. and Consolidated Subsidiaries (the "Company") is a leading global supplier of highly engineered systems and components primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles, trucks, commercial transportation products and industrial equipment. Its products fall into five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems.

1Summary of Significant Accounting Policies

The following paragraphs briefly describe significant accounting policies.
Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation The consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior amounts have been reclassified to conform to the current year presentation.

Short-term securities Short-term securities are valued at cost, which approximates market. It is the Company's policy to classify investments with original maturities of three months or less as cash equivalents for purposes of preparing the Consolidated Statements of Cash Flows. All short-term securities meet this criterion.

Accounts receivable In 1999, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $127.5 million to $153.0 million. Under this agreement, the Company has sold $150.0 million of accounts receivable as of December 31, 2000 and December 31, 1999. The agreement extends through December 19, 2001.

Inventories Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method. Inventory held by U.S. operations was $92.4 million in 2000 and $96.2 million in 1999. Such inventories, if valued at current cost instead of LIFO, would have been greater by $5.1 million and $6.3 million, respectively.

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

Goodwill Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically evaluates the carrying value of goodwill to determine if adjustment to the amortization period or to the unamortized balance is warranted.

Revenue recognition The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Financial instruments Financial instruments consist primarily of investments in cash, short-term securities, receivables and debt securities and obligations under accounts payable and accrued expenses and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Note 6.

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds have been recorded at their fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. They have been classified as investments available-for-sale in the other current assets section of the December 31, 2000 and 1999 Consolidated Balance Sheets. The contractual maturities of these bonds are beyond five years.

Foreign currency The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues and expenses. The local currency is the functional currency for all the Company's foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders' equity.

New accounting pronouncements On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. The Company has a small number of derivative instruments. Application of SFAS 133 is not material to results of operations, financial condition or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The adoption of SAB No. 101 has not had a material effect on the Company's reported results of operations, financial condition or cash flows.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which the Company must adopt for all applicable transactions occurring after March 31, 2001. The Company is currently assessing the impact of this standard on its results of operations, financial condition and cash flows.

2Research and Development Costs

The Company spent approximately $112.0 million, $91.6 million and $65.1 million in 2000, 1999 and 1998, respectively, on research and development activities. Not included in these amounts were customer-sponsored R&D activities of approximately $12.5 million, $9.4 million and $8.4 million in 2000, 1999 and 1998, respectively.

3Equity in Affiliate Earnings and Other Income

Items included in equity in affiliate earnings and other income consist of:

millions of dollars
December 31,                  2000       1999     1998
Equity in affiliate earnings  $15.7     $11.7     $ 5.5
Gains on sale of businesses    5.4      -         3.3
Interest income               0.8        1.1      0.4
Gain (loss) on asset dis-
  posals, net                 (0.4)     0.3       (0.1)
Other                         2.3       1.0       1.2
                              $23.8     $14.1     $10.3

4Income Taxes

Income before taxes and provision for taxes consist of:




























































millions of dollars
2000                     1999                          1998
U.S. Non-U.S.  Total      U.S.     Non-U.S.  Total      U.S.     Non-U.S.  Total
Income before taxes
$72.1   $76.7  $148.8    $121.6    $85.4     $207.0    $99.3     $41.4   $140.7
Income taxes:
  Current :
Federal/foreign
$26.8   $24.9  $ 51.7    $ 50.0    $21.2     $ 71.2    $ 6.4      $18.5   $24.9
State
11.6      -    11.6      7.5       -         7.5       4.4            -     4.4
38.4      24.9 63.3      57.5      21.2      78.7      10.8      18.5      29.3
Deferred
(13.7)    5.2  (8.5)     (9.5)     5.5       (4.0)     14.8       1.9       16.7
Total income taxes
$24.7     $30.1 $54.8    $48.0     $26.7     $74.7     $25.6     $20.4     $46.0



























































The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars
                              2000       1999     1998
Income taxes at U.S. statutory
  rate of 35%                 $52.0     $72.5     $49.2
Increases (decreases) resulting from:
  Income from non-U.S. sources(0.3)     (5.4)     6.7
  State taxes, net of federal
     benefit                   7.5       4.9      2.9
  Business tax credits, net   (10.3)    (8.4)     (8.5)
  Affiliate earnings          (5.5)     (4.1)     (1.9)
  Nontemporary differences
     and other                11.4      15.2      (2.4)
    Income taxes as reported  $54.8     $74.7     $46.0

Following are the gross components of deferred tax assets and liabilities as of December 31, 2000 and 1999:

millions of dollars
December 31,                             2000      1999
Deferred tax assets - current:
  Accrued costs related to divested operations
                                   $    1.7  $    2.8
Deferred tax assets - noncurrent:
  Postretirement benefits               $126.7    $113.2
  Pension                               1.5       1.5
  Other long-term liabilities and
     reserves                           29.5      45.8
  Foreign tax credits                   2.5       11.2
  Valuation allowance                   (2.5)     (11.2)
  Other                                 38.8      40.3
                                        196.5     200.8
Deferred tax liabilities - noncurrent:
  Fixed assets                          78.7      72.8
  Pension                               25.2      23.8
  Other                                 43.2      85.4
                                        147.1     182.0
Net deferred tax asset - noncurrent   $ 49.4    $ 18.8

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as the amounts are essentially permanent in nature. A valuation allowance has been provided for those foreign tax credits which are estimated to expire before they are utilized.

5Balance Sheet Information

Detailed balance sheet data are as follows:

millions of dollars
December 31,                   2000      1999
Receivables:
  Customers                   $136.6    $182.6
  Other                       37.5       38.4
                              174.1     221.0
  Less allowance for losses   5.2        4.8
    Net receivables           $168.9    $216.2
Inventories:
  Raw material                $ 73.1    $ 76.4
  Work in progress            42.0       39.1
  Finished goods              46.5       48.9
    Total inventories         $161.6    $164.4
Prepayments and other current assets:
  Investment in businesses
     held for sale            $  31.7   $129.0
  Other                       25.3       24.2
    Total prepayments and
     other current assets     $57.0     $153.2
Investments and advances:
  NSK-Warner                  $140.9    $154.1
  Other                       1.8       6.2
    Total investments and
           advances           $142.7    $160.3
Other noncurrent assets:
  Deferred pension assets     $66.5     $65.1
  Deferred tooling            65.1      62.3
  Other                       21.3       25.2
    Total other noncurrent
     assets                   $152.9    $152.6
Accounts payable and accrued expenses:
  Trade payables              $230.1     $222.9
  Payroll and related         53.9       60.4
  Insurance                   22.7      32.1
  Accrued costs related to
     divested operations      5.0       11.7
  Warranties and claims       16.1      20.0
  Restructuring and other
     non-recurring charges    11.2      -
  Other                       69.2      86.6
    Total accounts payable
     and accrued expenses     $408.2    $433.7
Other long-term liabilities:
  Environmental reserves      $20.7     $17.8
  Other                       32.3      36.6
    Total other long-term
      liabilities             $53.0     $ 54.4


Dividends and other payments received from affiliates accounted for under the equity method totaled $25.5 million in 2000, $5.5 million in 1999 and $3.9 million in 1998.

Accumulated amortization of goodwill amounted to $187.6 million in 2000 and $148.7 million in 1999.
The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the fiscal years ended March 31, 2000, 1999 and 1998:


millions of dollars
                     2000      1999     1998

Balance sheets:

 Current assets     $196.0    $143.8    $139.0
  Noncurrent assets  157.8     137.4     119.4
  Current liabilities 96.2      69.9      68.0
  Noncurrent liabilities 8.5     6.9       7.0
Statements of operations:
  Net sales         $303.8    $235.9    $264.1
  Gross profit      64.7      52.6       64.7
  Net income        27.7      16.9      21.5

6Notes Payable and Long-Term Debt

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 2000 and 1999 was 6.6% and 6.5%, respectively.





























































millions of dollars

                                   2000                1999
December 31,              Current   Long-Term     Current   Long-Term
Bank borrowings          $48.7     $  57.7        $131.1    $142.0
Bank term loans due through
  2009 (at an average rate
  of 4.2% in 2000 and 5.3%
  in 1999; and 3.3% at
  December 31, 2000)           4.7        23.1          2.2       6.1
7% Senior Notes due 2006,
  net of unamortized discount   -        142.8            -      149.7
6.5% Senior Notes due 2009,
  net of unamortized discount   -        188.4            -      198.3
8% Senior Notes due 2019,
  net of unamortized discount   -       139.9             -      149.9
7.125% Senior Notes due 2029,
  net of unamortized discount   -       187.3             -      197.2
Capital lease liabilities
  (at an average rate of 7.6%
  in 2000 and 6.8% in 1999)    1.0       1.2            0.7       3.1
    Total notes payable
      and long-term debt      $54.4      $740.4         $134.0    $846.3





















































Annual principal payments, which reflect $4.5 million of unamortized discounts, required as of December 31, 2000 are as follows (in millions of dollars):

2001                $  54.4
2002                    4.5
2003                    3.2
2004                    3.1
2005                   60.7
after 2005            673.4

The Company has a revolving credit facility which provides for borrowings up to $350 million through July, 2005. At December 31, 2000, the facility was unused; at December 31, 1999, $66.0 million of borrowings under the facility were outstanding. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

Bank term loans of $27.8 million outstanding at December 31, 2000 are subject to annual reductions of $4.7 million in 2001, $3.3 million in 2002, $3.2 million in 2003, $3.1 million in 2004, and $13.5 million in 2005 and thereafter.
As of December 31, 2000 and 1999, the estimated fair values of the Company's senior unsecured notes totaled $516.6 million and $651.6 million, respectively. The estimated fair values were $141.8 million lower in 2000, and $43.5 million lower in 1999, than their respective carrying values. The fair value of all other debt instruments is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates for borrowings with similar terms and maturities. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair-value estimates do not necessarily reflect the values the Company could realize in the current markets.

7Restructuring and Other Non-Recurring Charges

Restructuring and other non-recurring charges totaling $62.9 million were incurred in the second half of 2000 in response to deteriorating market conditions. The charges included the rationalization and integration of certain businesses and actions taken to bring costs in line with vehicle production slowdowns in major customer product lines.

Of the $62.9 million pretax charges, $47.3 million represents non-cash charges. Approximately $4.4 million was spent in 2000 and the remaining $11.2 million is expected to be spent in 2001. The Company expects to fund the total cash outlay with cash flow from operations. The actions taken are expected to generate approximately $19 million in annualized savings, primarily from lower salaries and benefit costs and reduced depreciation charges, beginning in 2001. These savings are expected to be more than offset by lower revenue from the deterioration in the automotive and heavy-duty truck markets.

Components of the restructuring and other non-recurring charges are detailed in the following table and discussed further below.

               Balance at
                    Total      Amount   December 31,
millions of dollars Charges   Incurred  2000
Severance and other
 benefit costs      $  8.9    $  (4.3)  $  4.6
Asset write-downs      11.6    (11.6)        -
Loss on anticipated
  sale of business     35.2    (35.2)        -
Other exit costs and
non-recurring charges   7.2    (0.6)       6.6
Total                 $62.9    $(51.7)  $11.2

Severance and other benefit costs relate to the reduction of approximately 240 employees from the workforce. The reductions affect each of the Company's operating segments, apart from TorqTransfer Systems, across each of the Company's geographical areas, and across each major functional area, including production and selling and administrative positions. As of December 31, 2000, approximately $4.3 million had been paid for severance and other benefits for 82 terminated employees. The remaining reductions and cash payments should be complete by the end of 2001.

Asset write-downs primarily consist of the write-off of impaired assets that will no longer be used in production as a result of the industry downturn. Such assets have been taken out of production and are being disposed.

Loss on anticipated sale of business is related to the Fuel Systems business, which is currently being reported as an investment in businesses held for sale on the Consolidated Balance Sheet. Fuel Systems produces metal tanks for the heavy-duty truck market in North America and does not fit the Company's strategic focus on powertrain technology. In April 2000, the Company announced its intention to sell this non-core business, which was acquired as part of the vehicle products business of Kuhlman Corporation in March 1999. With the deterioration of the North American heavy-duty truck market in the second half of 2000, the value of this business has significantly decreased, creating the $35.2 million loss.

Other exit costs and non-recurring charges are primarily non-employee related exit costs incurred to close certain non-production facilities the Company no longer needs.

8Retirement Benefit Plans

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
































millions of dollars

                          Pension            Postretirement
                          Benefits           Benefits
December 31,              2000      1999     2000      1999
Change in benefit obligation:
Benefit obligation at
  beginning of year      $349.7    $345.8    $ 300.1   $ 296.8
  Service cost           6.8       6.2       3.8       4.8
  Interest cost          23.4      22.6      23.4      21.1
  Plan participants'
      contributions      0.2       0.2       -          -
  Amendments             2.2       -         -         (0.5)
  Net actuarial (gain)
   loss                  8.8       (30.2)    39.2      (26.6)
  Acquisitions/divestitures-       57.8      -         29.4
  Currency translation
     adjustment          (11.5)    (8.8)     -         -
  Curtailments           -         (0.3)     -         -
  Settlements            (2.1)     (17.3)    (0.5)     (0.5)
  Special termination
      benefits           0.4            -     -        -
  Benefits paid          (27.6)     (26.3)    (24.4)    (24.4)
Benefit obligation at
 end of year             $350.3    $349.7    $ 341.6   $ 300.1
Change in plan assets:
Fair value of plan assets at
  beginning of year      $447.0    $378.7
  Actual return on plan
    assets               (16.1)    53.0
  Acquisitions/divestitures   -    57.8
  Employer and other
     contributions       (7.5)     5.5
  Plan participants'
      contributions      0.2       0.2
  Currency translation
      adjustment         (8.0)     (3.8)
  Settlements            (2.9)     (18.1)
  Benefits paid         (27.6)     (26.3)
Fair value of plan assets at
  end of year            $385.1     $447.0
Reconciliation of funded status:
Funded status            $  34.8   $  97.3   $(341.6)  $(300.1)
  Unrecognized net actuarial
    (gain) loss          (7.4)     (71.4)    35.5      (3.2)
  Unrecognized transition
      asset              (0.4)     (0.8)
  Unrecognized prior
     service cost         7.4       6.7       (0.7)     (0.7)
Net amount recognized    $  34.4   $  31.8   $(306.8)  $(304.0)
Amounts recognized in the
  consolidated balance sheets:
  Prepaid benefit cost   $  66.5   $  65.1   $    -    $    -
  Accrued benefit liability (32.3) (33.5)    (306.8)   (304.0)
  Accumulated other
    comprehensive income      0.2   0.2           -     -
Net amount recognized    $  34.4   $  31.8   $(306.8)  $(304.0)








The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

millions of dollars
December 31,                        2000      1999
Accumulated benefit obligation     $120.6    $30.6
Plan assets                         90.7      -
  Deficiency                       $  29.9   $30.6

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 8.0% in 2001 grading down 1% per year until the ultimate rate of 4.5% is reached in 2005. A one-percentage point change in the assumed health care cost trend would have the following effects:

millions of dollars
December 31,    One Percentage Point
     Increase   Decrease
Effect on postretirement benefit
     obligation                    $37.4     $(31.7)
Effect on total service and interest
     cost components               $ 3.5     $ (3.0)















































millions of dollars

                    Pension Benefits    Other Postretirement Benefits
for the year ended December 31,
                2000      1999     1998      2000 1999 1998
Components of net
 periodic benefit cost:
Service cost   $  6.8    $  6.2    $  5.4    $ 3.8 $ 4.8 $ 4.6
Interest cost     23.4     22.6       21.7   23.4  21.1   18.7
Expected return
  on plan assets (36.8)   (34.7)    (28.6)
Amortization of
 unrecognized
 transition asset (0.1)   (0.2)     (0.2)
Amortization of
 unrecognized
 prior service cost 1.5    1.2      1.5      (0.1)     -         -
Amortization of
 unrecognized loss  (2.7)      -      -
Settlement loss     1.8       0.8     -
Curtailment gain     -       (0.3)   (0.8)
Net periodic benefit
 cost (income)   $ (6.1)  $ (4.4)  $ (1.0)   $27.1     $25.9     $23.3




















































The Company's weighted-average assumptions used as of December 31, in determining the pension costs and pension liabilities shown above were as follows:
percent
           Pension Benefits   Other Postretirement Benefits
                2000      1999     1998      2000 1999 1998
U.S. plans:
 Discount rate  8.0-8.25   8.0      6.75      7.5  8.0  6.75
 Rate of salary
   progression  4.5        4.5      4.5
 Expected return
  on plan assets9.5        9.5      9.5
Foreign plans:
 Discount rate 5.5-6.0   5.5-6.0   5.0-6.0
 Rate of com-
 pensation in-
  crease       2.5-4.0   2.5-4.5   2.5-4.5
 Expected re-
  turn on plan
  assets       6.0       6.0       6.0


9Stock Incentive Plans

Stock option plans Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase shares of the Company's common stock at the fair market value on the date of grant. In 2000, the Company increased the number of shares available for grant by 1,200,000 to 2,700,000 shares. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2000, there are 1,211,371 outstanding options on the 1993 Stock Incentive Plan and 37,050 fully vested options outstanding that were granted under a predecessor plan.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise price of the stock options exceeded or equaled the market value of the Company's common stock at the date of grant.

A summary of the two plans' shares under option at December 31, 2000, 1999 and 1998 follows:





























     2000                     1999                     1998
               Weighted-                Weighted-                     Weighted-
     Shares     average       Shares    average        Shares         average
(thousands) exercise price(thousands) exercise price (thousands) exercise price Outstanding at beginning
 of year       861  $43.37    654       $38.85         471       $30.72
  Granted      506   36.11    266       53.25          242       51.76
  Exercised    (54)  19.59    (28)      22.35          (44)      17.44
  Forfeited    (65)  47.77    (31)      52.03          (15)      53.42
Outstanding at
 end of year   1,248 $41.22   861       $43.37         654       $38.85
Options exer-
 cisable at
 year-end      431  $38.12    328       $28.32         294       $22.83
Options avail-
 able for future
 grants        1,269


The following table summarizes information about stock options outstanding at December 31, 2000:

     Options Outstanding           Options Exercisable
                              Weighted-
               Number         average      Weighted-   Number    Weighted-
  outstanding    remaining   average exercisable    average
2212:exercise prices(thousands)contractual life exercise price (thousands)
                                                        exercise price

$16.56 - 18.83      37        1.1  $16.98    37   $16.98
$22.50 - 44.19      690       7.8  33.47     193  26.39
$50.91 - 53.44      223       7.4  51.87     109  51.86
$53.88 - 57.31      298       8.0  54.24     92   55.05
$16.56 - 57.31      1,248     7.6  $41.22    431  $38.12

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

December 31,              2000      1999     1998
Risk-free interest rate  6.50%     5.43%     5.57%
Dividend yield           1.52%     1.49%     1.16%
Volatility factor        32.54%    31.88%    31.37%
Weighted-average ex-
 pected life             6.5 years 6.5 years 6.5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share, adjusted to include pro forma expense related to stock options, are as follows:

millions of dollars
except per share and option amounts
December 31,              2000      1999     1998
Net earnings - as reported$94.0    $132.3    $94.7
Net earnings - pro forma   92.5    130.7     93.1
Earnings per share - as
 reported (basic)          3.56     5.10     4.03
Earnings per share - as
 reported (diluted)        3.54     5.07     4.00
Earnings per share - pro
 forma (basic)             3.50     5.04     3.96
Earnings per share - pro
  forma (diluted)          3.48      5.01    3.93
Weighted-average fair
  value of options
  granted during the year  13.63   19.45     18.52

Executive stock performance plan The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 2000, 1999 and 1998, the amounts earned under the plan and accrued over the three-year periods were $3.4 million, $2.0 million and $4.3 million, respectively. Under this plan, 21,818 shares, 21,892 shares and 35,564 shares were issued in 2000, 1999 and 1998, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

Earnings per share In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 96,000, 130,000 and 197,000 for 2000, 1999 and 1998, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

10 Other Comprehensive Income

The tax effects of the components of other comprehensive income in the Consolidated Statements of Shareholders' Equity are as follows:

millions of dollars
for the year ended December 31, 2000     1999     1998
Foreign currency
 translation adjustment  $(44.8)   $18.6     $17.6
Income taxes             16.6      (6.7)     (5.8)
Net foreign currency
 translation adjustment  (28.2)    11.9      11.8
Minimum pension lia-
 bility adjustment       (0.2)     (0.2)     2.5
Income taxes             0.1       0.1       (0.8)
Net minimum pension
 liability adjustment    (0.1)     (0.1)     1.7
Other comprehensive
  income (loss)          $(28.3)   $11.8     $13.5

The components of accumulated other comprehensive income (net of tax) in the Consolidated Balance Sheets are as follows:

millions of dollars
December 31,                            2000       1999
Foreign currency translation adjustment $(15.8)   $12.4
Minimum pension liability adjustment    (0.2)     (0.1)
Accumulated other comprehensive income  $(16.0)   $12.3

11 Contingent Liabilities

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 42 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 2000 of approximately $20.7 million. The Company expects this amount to be expended over the next three to five years.

BorgWarner believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystals Springs, Mississippi plant while undertaking an expansion of the plant.

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of the contamination. To date, the investigation has revealed the presence of PCBs in portions of the soil at the plant and neighboring areas. The Company has filed a lawsuit against Kuhlman Electric seeking a declaration of the scope of BorgWarner's contractual indemnity. As the investigation is in its early stages, and the court has not yet ruled on the lawsuit, the Company cannot now estimate the potential liability associated with this matter.

12 Acquisitions and Divestitures

Acquisitions
Kuhlman Corporation
On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman Corporation, a manufacturer of vehicle and electrical products, for a purchase price of $693.0 million. The Company funded the transaction by issuing 3,287,127 shares of the Company's common stock valued at $149.8 million and by borrowing $543.2 million in cash. The Company also assumed additional indebtedness for the settlement of certain long-term incentive programs and severance programs, which amounted to approximately $14 million, net of tax benefits, and refinanced Kuhlman's other existing indebtedness assumed of $131.6 million.

The vehicle products were accounted for as a purchase and the Company began consolidating their results since the date of inception. These businesses have been integrated into the Air/Fluid Systems, Cooling Systems and Morse TEC segments.

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

In 1999, Kuhlman Electric was sold to Carlyle Group, L.L.C. for $120.1 million, including debt securities with a face value of $15.0 million. The $137.3 million sale of Coleman Cable to a group of equity investors included debt securities with a face value of $15.3 million. See Note 1 for the carrying value of debt securities related to the sales. Proceeds from the sales were used to repay indebtedness. In the December 31, 1999 Consolidated Balance Sheet, the Company's net investment in Coleman Cable is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products business compared with the total Kuhlman business.
Eaton Corporation's Fluid Power Division

On October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry for $321.7 million in cash. The Company accounted for the acquisition as a purchase and began consolidating it in October 1999.

The following unaudited pro forma information has been prepared assuming that both the Kuhlman merger and the Eaton Corporation's Fluid Power Division acquisition had occurred at the beginning of 1998, and includes adjustments for estimated amounts of goodwill amortization, increased interest expense on borrowings incurred to finance the transactions, elimination of expenses related to Kuhlman's corporate headquarters which has been closed, exclusion of revenues, costs and expenses for Kuhlman's electrical products businesses, including an allocation of goodwill amortization and interest expense, and the tax effects of all preceding adjustments. Sales from divested operations of $41.3 million in 1999 and $121.1 million in 1998 are included in the pro forma sales amounts.

millions of dollars
except per share amounts
year ended december 31,       1999      1998
Net sales                     $2,684.4  $2,482.4
Net earnings                  134.8     105.7
Net earnings per share
    Basic                     5.04      3.95
    Diluted                   5.03      3.92


13 Operating Segments and Related Information

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
               Inter-         Interest  Year End  Depreciation/  Assets
     Customers segment   Net  and Taxes Assets    Amortization   Expenditures(d)

2456:
2457:   2000
          Air/Fluid
 Systems    $419.0 $ 8.8 $427.8 $35.7 $403.2      $ 20.7    $ 27.0
Cooling
 Systemsb    280.8  0.5   281.3  32.1   536.8       27.9    16.7
Morse TEC    860.0  25.8  885.8  127.4  1,017.7     50.3    82.8
TorqTransfer
 Systems     524.9   1.8  526.7  37.2    250.3      18.0     19.2
Transmission
  Systems    428.5   9.0   437.5 46.0    353.1      22.6    32.6
Divested
  operations
  and businesses
  held for
  sale(a)    132.7   0.2   132.9 3.2     73.6     2.9       4.6
Intersegment
 eliminations   -   (46.1)(46.1)   -       -      -         -
  Total    2,645.9   -   2,645.9 281.6  2,634.7   142.4     182.9
Corporate,
 including
 equity in
 affiliates    -     -       -   (7.3)   131.2(c)  3.1       13.9
Restructuring
 and other non-
 recurring
 charges       -      -       -  (62.9)    -        -        -
Consolidated$2,645.9 $ -      $2,645.9  $211.4    $2,765.9  $145.5    $196.8
1999
Air/Fluid
 Systems    $406.3   $7.6     $  413.9  $ 36.5    $  407.9  $ 19.4    $ 14.4
Cooling
 Systems(b) 140.2     2.6        142.8    17.9       560.8    11.4      7.7
Morse TEC   771.4    25.5        796.9    109.7     1,007.4   43.7     88.4
TorqTransfer
 Systems    560.9    2.4         563.3     41.2      261.3    18.5     31.0
Transmission
 Systems    405.2    8.2         413.4     54.1      356.0    22.7    21.1
Divested
 operations and
 businesses held
 for sale(a) 174.6   3.4         178.0      6.9      123.4       6.1  6.2
Intersegment
 eliminations   -   (49.7)     (49.7)        -         -         -    -
Total      2,458.6   -        2,458.6   266.3     2,716.8   121.8     168.8
Corporate,
 including
 equity in
 affiliates    -     -        -         (10.1)     253.9(c)  1.6       -
Consolidated$2,458.6 $-  $ 2,458.6      $256.2    $2,970.7  $123.4    $168.8
1998
Air/Fluid
 Systems   $  343.9  $  7.5    $351.4    $ 25.1    $380.0    $ 17.2    $ 21.0
Morse TEC      511.4   24.8     536.2      78.5    649.0     29.0      60.3
TorqTransfer
 Systems       516.4    2.4    518.8     28.4      288.1     17.7      13.4
Transmission
 Systems       346.4    8.6    355.0     42.7      386.6     21.1      22.7
Divested oper-
 ations and bus-
 inesses held
 for sale(a)   118.7      2.4      121.1     2.0  62.1      5.0  15.9
Intersegment
 eliminations    -      (45.7)      (45.7)   -    (4.9)     -      -
Total      1,836.8        -        1,836.8  176.7  1,760.9 90.0  133.3
Corporate,
 including
 equity in
 affiliates     -         -            -   (9.1)   85.2(c)   1.6  3.7
Consolidated$1,836.8     $-     $1,836.8 $167.6  $1,846.1   $91.6 $ 137.0





















































(a) Kysor-Westran was sold in 2000. The forged powdered metal race business was sold in 1999. The torque converter and connecting rod businesses were sold in 1998.
(b) Cooling Systems was added in 1999.
(c) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred taxes and investments and advances.
(d) Long-lived asset expenditures includes capital spending and additions to non-perishable tooling, net of customer reimbursements.

The following table reconciles segments' earnings before interest and income taxes to consolidated earnings before income taxes.

millions of dollars
for the years ended December 31,    2000      1999     1998
Earnings before interest and
  income taxes                          $211.4    $256.2    $167.6
Interest expense and finance charges    (62.6)     (49.2)    (26.9)
Earnings before income taxes            $148.8    $207.0    $140.7

Geographic information No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK-Warner (Note 5) amounting to $140.9 million at December 31, 2000 is excluded from the definition of long-lived assets, as are goodwill and certain other noncurrent assets.

millions of dollars
               Net Sales Long-Lived Assets
               2000      1999      1998      2000      1999      1998
United States  $1,960.2  $1,848.4  $1,410.0  $591.9    $574.1    $494.9
Europe:
  Germany      350.0     325.6     264.2     132.3     128.9     91.7
  Other Europe 183.2     165.6     93.6      60.6      67.1      55.5
Total Europe   533.2     491.2     357.8     192.9     196.0     147.2
Other Foreign  152.5     119.0     69.0      88.6      89.2      56.3
Total          $2,645.9  $2,458.6  $1,836.8  $873.4    $859.3    $698.4

Sales to major customers Consolidated sales included sales to Ford Motor Company of approximately 30%, 31% and 36%; to DaimlerChrysler of approximately 19%, 19% and 19%; and to General Motors Corporation of approximately 13%, 13% and 16% for the years ended December 31, 2000, 1999 and 1998, respectively. No other single customer accounted for more than 10% of consolidated sales in any year between 1998 and 2000. Such sales consisted of a variety of products to a variety of customer locations worldwide. Each of the five operating segments had significant sales to all three of the customers listed above.

Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2000 and 1999 interim results of operations. Certain 2000 and 1999 quarterly amounts have been reclassified to conform to the annual presentation.










millions of dollars except per share amounts
2644:
2645:
2646:    2000 1999
quarter ended,
Mar.31 June 30 Sept.30 Dec.31 Year2000 Mar.31 June 30 Sept.30 Dec. 31 Year 1999
Net
sales$730.2 $700.9  $618.5 $596.3 $2,645.9 $551.3 $640.8 $589.7 $676.8 $2,458.6
Cost of
 sales550.3  531.3   473.0  448.5  2,003.1  424.4  491.7  458.6  513.8 1,888.5
Depre-
 ciation 26.2 25.9   25.2   24.9   102.2     20.5   22.8   22.6   25.4   91.3
Selling, general and
 administrative
 expenses 63.5 57.8  57.5   65.3   244.1     42.4   53.5    51.0  56.4   203.3
Minority
 interest 0.7  0.4  0.8      0.8   2.7       0.4    0.4     0.4     0.1    1.3
Goodwill
 amor-
 tization 11.0 10.7 10.8     10.8  43.3      5.7    7.7     7.7     11.0   32.1
Restructuring and other
 non-recurring
 charges       -    -        32.6  30.3      62.9      -    -         -    -    -
Equity in affiliate earnings
 and other
 income (3.5) (4.7) (4.2)    (11.4)(23.8)    (2.5) (4.6)    (3.9) (3.1)(14.1)
Earnings before interest
 expense, finance charges
 and income
 taxes   82.0  79.5 22.8      27.1    211.4  60.4   69.3    53.3   73.2  256.2
Interest expense and
 finance
 charges  15.9 15.9 15.9      14.9     62.6  8.6     12.6   10.5    17.5   49.2
Earnings before income
 taxes    66.1 63.6  6.9      12.2    148.8  51.8     56.7  42.8    55.7   207.0
Provision for income
 taxes    25.1 23.5  1.7      4.5      54.8  19.7      20.4 15.4      19.2  74.7
Net
 earnings $41.0 $40.1 $5.2   $7.7   $94.0  $32.1   $36.3  $27.4     $36.5 $132.3
Net earnings per share -
 basic    $ 1.54 $1.52 $0.20 $0.30  $3.56  $1.33   $1.36  $1.03     $1.36 $5.10
Net earnings per share -
 diluted  $ 1.53 $1.51 $0.20(a)$0.30(a)$3.54(a)$1.32 $1.35 $1.02 $ 1.36 $ 5.07

(a) Diluted earnings per share excluding the restructuring and other non-recurring charges for the quarters ended
September 30, 2000 and December 31, 2000 and for the year ended December 31, 2000 were $0.95, $1.02 and
$5.01, respectively.
2694:
Selected Financial Data
BorgWarner Inc. and Consolidated Subsidiaries

     millions of dollars except per share data
For the Year Ended December 31,
                            2000         1999      1998      1997      1996
2702: Statement of Operations Data
Net sales           $2,645.9  $2,458.6  $1,836.8  $1,767.0  $1,540.1
Cost of sales       2,003.1   1,888.5   1,450.7   1,375.4   1,205.5
Depreciation        102.2     91.3      74.8      70.4      71.3
Selling, general and administrative
 expenses           244.1     203.3     135.1     132.0     122.7
Minority interest   2.7       1.3       2.1       3.2       2.6
Goodwill amortization43.3     32.1      16.8      16.7      13.5
Restructuring and
 other non-recurring
  charges           62.9(b)   -         -         -         -
Loss on sale of
 business           -         -         -         -         61.5(a)
Equity in affiliate earnings
 and other income   (23.8) (14.1)     (10.3)    (13.2)     (13.1)
Interest expense and
 finance charges    62.6      49.2      26.9      24.6      21.4
Provision for
 income taxes       54.8      74.7      46.0      54.7      12.9
Net earnings   $    94.0  $   132.3  $  94.7  $  103.2   $  41.8
Net earnings per share
  - basic      $   3.56(b)$    5.10   $ 4.03   $  4.35   $  1.77(a)
Average shares outstanding (thousands)
 - basic       26,391         25,948    23,479     23,683    23,564
Net earnings per share
- diluted      $ 3.54(b)  $    5.07     $ 4.00    $ 4.31    $ 1.75(a)
Average shares outstanding (thousands)
 - diluted     26,487        26,078     23,676     23,934   23,830
Cash dividend declared
 per share     $ 0.60        $ 0.60     $  0.60   $  0.60   $ 0.60
Balance Sheet Data (at end of period)
Total assets   $2,765.9     $2,970.7    $1,846.1  $1,736.3  $1,623.6
Total debt     794.8          980.3     393.5     338.1     317.3
2736:
2737:



















(a) The Company recorded a pretax loss on the sale of the North American manual trans
      mission business of $61.5
2760:  million, which, net of tax benefit of $26.5 million, resulted in an after-tax charge of
$35.0 million, or
$1.49 per diluted share.

(b) In 2000, the Company recorded $62.9 million in restructuring and other non-recurring charges. Net of tax, this totalled $38.7 million or $1.47 per diluted share. Earnings before restructuring and
other non-recurring
charges were $132.7 million, or $5.01 per diluted share.