Form 10-K, Exhibit 13
period 2003-12-31
BORGWARNER INC
filed 2004-03-12
CIK 908255

                                                                    Exhibit 13.1



                                                               (BORGWARNER LOGO)

                                     (PHOTO)

                                     WE ARE
                                 PRODUCT LEADERS

                                      2003
                                     ANNUAL
                                     REPORT

                                     (PHOTO)

                                     (PHOTO)


                                     WE ARE
                                  ENHANCING THE

                                     (PHOTO)

                                     (PHOTO)


                               DRIVING EXPERIENCE

                                     (PHOTO)

FINANCIAL HIGHLIGHTS

millions of dollars, except employee and per share data                           2003           2002          % Change
                                                                               ----------     ----------      ----------

         Net sales                                                             $  3,069.2     $  2,731.1            12.4%
         Net earnings before cumulative effect of accounting change                 174.9          149.9            16.7%
         Cumulative effect of change in accounting principle, net of tax               --         (269.0)
         Net earnings (loss)                                                        174.9         (119.1)
         Net earnings per share before cumulative effect of accounting
          change -- diluted                                                          6.40           5.58            14.7%
         Net earnings (loss) per share -- diluted                                    6.40          (4.44)
         Average number of shares outstanding -- diluted (millions)                  27.3           26.9
         Capital spending                                                           172.0          138.4            24.3%
         Research & Development                                                     118.2          109.1             8.3%
         Debt                                                                       644.0          646.7            (0.4)%
         Stockholders' equity                                                     1,260.4          981.4
         Number of employees                                                       14,300         14,000



TECHNOLOGY AIMED AT THE FASTEST GROWING SEGMENTS
OF THE VEHICLE MARKET HAS DRIVEN PROFITABLE GROWTH.

                                     (CHART)

STRONG
SALES
GROWTH
millions of dollars

                            03       $3,069
                            02       $2,731
                            01       $2,352
                            00       $2,646
                            99       $2,459


2

   BORGWARNER THANKS ALL OF OUR CUSTOMERS FOR THE USE OF THEIR VEHICLE IMAGES
                             THROUGHOUT THIS REPORT.

WE ARE LEADERS IN ADVANCED POWERTRAIN SOLUTIONS FOR VEHICLE
MAKERS WORLDWIDE. OUR PRODUCTS PLAY A KEY ROLE IN THE FUEL-EFFICIENT AND RELIABLE OPERATION OF ENGINES, TRANSMISSIONS AND FOUR-WHEEL DRIVE SYSTEMS TO DELIVER GROWTH THAT OUTPACES THAT OF OUR INDUSTRY.

                                     (CHART)

FOCUSED
CAPITAL
SPENDING
percentage of sales

         03       5.6%
         02       5.1%
         01         6%
         00       6.3%
         99       5.8%

                                     (CHART)

DEBT
IMPROVEMENTS
debt, net of cash
and cash equivalents,
in millions of dollars

         03       $531
         02       $610
         01       $704
         00       $773
         99       $959

                                     (CHART)

COMMITMENT
TO RESEARCH
& DEVELOPMENT
millions of dollars

         03       $118
         02       $109
         01       $105
         00       $112
         99       $ 92

TO OUR SHAREHOLDERS

     2003 was a year of significant milestones -- financial, technological, cultural and personal.

o Our record sales broke the $3 billion mark. Earnings were $6.40 per share, another record. We reduced debt to its lowest level since 1998. Our stock price rose significantly. All this in an industry with no growth in 2003.

o The past year was our 10th anniversary as a public company and marked 75 years since the formation of the first Borg-Warner. John Fiedler, the man who nurtured us through our years of survival in the mid-90s and led the growth surge in recent years, retired. We all benefited from John's successful career at BorgWarner and appreciate his contributions.

o Our technology flourished. Our innovative DualTronic transmission modules launched with VW and Audi to the rave reviews of the European press and the delight of our customer. The accolades for this first-to-market technology enhanced the pride of our people and the enthusiasm of our shareholders. You have to drive DualTronic to believe it.

o Because of tremendous growth with customers like Honda, Hyundai and VW/Audi, our sales to the non-"Big Three" automakers exceeded 50% of sales in 2003 including our unconsolidated joint ventures. This strategic focus proves beneficial as market shares among the global automakers shift in favor of our faster growing customers.

o To prepare for the next wave of growth, we reaffirmed our vision of product leadership and reiterated our long-established values. These are qualities that are more important today than ever before.

          -    respect for each other

          -    power of collaboration

          -    passion for excellence

          -    personal integrity

          -    responsibility to our communities

o We renewed our focus on operating efficiency as a key enabler of product leadership. True product leadership is product technology married to manufacturing excellence. This combination is our real competitive advantage, and the reason we can survive and thrive in a price-conscious environment.

                                     WE ARE
                           CREATING SHAREHOLDER VALUE

                               GEOGRAPHIC BREADTH
                   sales include unconsolidated joint ventures

                                   (PIE CHART)

                                  15% ASIA
                                  28% EUROPE
                                  57% AMERICAS

CONFIDENCE AND COLLABORATION

We enter our second decade as a public company with confidence. Our growth goals build on our strengths -- a strong balance sheet, one of the most diverse customer bases in the industry, broad geographic presence, and technology and operating know-how that can deliver internal growth and nurture a product leadership culture. We have worked hard to establish our financial credentials -- and Wall Street rewarded us for our efforts.

We have enabled increased collaboration with the formation of our Engine and Drivetrain Groups. These groups are charged with harvesting synergies, along with driving cross-business innovation and growth. Our road map for continued profitable growth emerged from a meeting of our top worldwide managers last fall. We looked at where we are as a company, assessed the key factors impacting our business and identified our strengths and weaknesses in light of these factors.

As a result, we developed broad frameworks for driving growth. Our long-term goals of 8% to 11% sales growth and 12% to 16% earnings growth were tested in our growth model and are achievable. To answer the question of how we will grow, we identified and agreed upon key "Enterprise Strategies." These strategies fall into the broad categories of people, cooperative action or synergy, and global growth, both internally and externally. We believe we have a powerful plan to drive sustained profitable growth -- in the midst of some pretty tough economic conditions and in a brutal automotive marketplace.

WE ARE BORGWARNER

This report is a look at who we are as we embark upon the next leg of our growth journey, and why we are well-positioned to provide value to our shareholders, customers and employees. Our 14,300 employees at more than 40 locations in 14 countries are leveraging their Know-how, Passion and Innovation into the next generation of new concepts and integrated systems. I thank them for their efforts. I also appreciate the support and guidance of our board of directors.

To be successful, BorgWarner must adapt to the challenges of a dynamic marketplace. I envision BorgWarner as the powerhouse of the powertrain business. We play to set records, not simply to win the game. We strive to post better results year after year. That's why we push ourselves for growth and profitability.

BorgWarner applies its broad engine and drivetrain expertise to address vehicle makers' most pressing needs -- increased fuel efficiency, reduced emissions and enhanced vehicle stability and performance. These needs are not going away anytime soon. For the person behind the wheel, our technology also enhances the driving experience. BorgWarner has the right resources, in the right places, to continue to excel.


/s/ TIMOTHY M. MANGANELLO

Timothy M. Manganello
Chairman and CEO

                                (EVERY DAY PHOTO)

                               CUSTOMER DIVERSITY
                   sales include unconsolidated joint ventures

                                   (PIE CHART)

                                  ALL OTHERS 22%
                                          PSA 3%
                                        HONDA 4%
                                HYUNDAI / KIA 4%
                             RENAULT / NISSAN 6%
                                       TOYOTA 7%
                                    VW / AUDI 7%
                                             21% FORD
                                             15% DAIMLERCHRYSLER
                                             11% GENERAL MOTORS

BUSINESS PROFILE

     2003 HIGHLIGHTS

     Sales rose 13%, boosted by continued strong demand for turbochargers for European passenger cars and commercial vehicles. The demand for small, fuel-efficient diesel engines enhanced by our products again made Europe our fastest growing market. This growth offset the chain and emissions portions of the group, which experienced softness as a result of weaker auto production, particularly in North America. Increased turbocharger production and productivity improvements boosted margins, partially offset by start-up costs for new products and operations for chain products.

     GROWTH DRIVERS AND OPPORTUNITIES

     -    Stricter emission regulations for Europe, North America and Asia

     -    Continued growth of diesel engines in European passenger cars

     -    Tighter emission regulations related to commercial diesels

     - Engine downsizing for improved fuel consumption and emissions in gasoline engines

     -    Electronic controls

     -    Continued popularity of light trucks and SUVs

     -    Engine timing systems moving from belts to chains

     -    Development of variable cam timing systems

     -    Growth of overhead cam engines

     -    Systems integration; alternative technologies

     KEY TECHNOLOGIES

     CHAIN PRODUCTS Global leader in the design and manufacture of automotive chain systems for engine timing, automatic transmission and torque transfer including four- and all-wheel drive applications. Fully integrated timing chain system supplier including chains, sprockets, tensioners, control arms and guides, and variable cam timing phasers.

     BOOSTING SYSTEMS Leading designer and manufacturer of turbochargers and boosting systems for the passenger car and commercial vehicle markets.

     EMISSIONS AND THERMAL SYSTEMS Leading designer and supplier of components and systems for engine air and thermal management designed to control emissions.

                                     (CHART)

SALES
millions
of dollars

         03       $1,869.7
         02       $1,648.2
         01       $1,426.6
         00       $1,568.3
         99       $1,316.9

                                     ENGINE
                                      GROUP

THE ENGINE GROUP DEVELOPS STRATEGIES AND PRODUCTS TO MANAGE ENGINES FOR FUEL EFFICIENCY, REDUCED EMISSIONS AND ENHANCED PERFORMANCE. BORGWARNER'S EXPERTISE IN ENGINE TIMING, BOOSTING, AIR AND NOISE MANAGEMENT, COOLING AND CONTROLS IS THE FOUNDATION FOR THIS COLLABORATION.

PLANTS AND
TECHNICAL
CENTERS

                          + Plants * Technical Centers

AMERICAS                            ASIA                                EUROPE
Asheville, North Carolina+*         Changwon, South Korea+              Arcore, Italy+*
Auburn Hills, Michigan*             Chennai, India+                     Bradford, England+
Cadillac, Michigan+                 Chennai, India (JV)+                Kirchheimbolanden,
Campinas, Brazil+                   Hitachinaka City, Japan (JV)+       Germany+*
Cortland, New York+                 Kakkalur, India (JV)+               Markdorf, Germany+*
Dixon, Illinois+                    Nabari City, Japan+*                Oroszlany, Hungary+
Fletcher, North Carolina+           Ningbo, China (JV)+
Guadalajara, Mexico+                Tainan Shien, Taiwan+
Ithaca, New York+*
Marshall, Michigan*
Sallisaw, Oklahoma+
Simcoe, Ontario, Canada+
Water Valley, Mississippi+

2003 HIGHLIGHTS

Revenue increased 11% driven by sales of four-wheel and all-wheel drive systems to General Motors, Honda and Hyundai, and steady demand for transmission components and systems. These sales gains were offset by automotive production declines in Europe and North America. Operating margins were affected by start-up costs for our transmission technology, a less favorable product mix and an increase in pension and health care costs. During the year, a new facility in Arnstadt, Germany, opened to produce our newly launched DualTronic transmission technology for VW and Audi.

GROWTH DRIVERS AND OPPORTUNITIES

-    Introduction of new automated transmission systems for Europe and North
     America

-    Introduction of new five- and six-speed transmissions

-    Shift from components to modules

-    European and Korean market growth of automatic transmissions

-    Subsystems for continuously variable transmissions (CVT)

-    Substitution of modular wet starting clutches for torque converters

- Growing popularity of four-wheel drive and all-wheel drive passenger cars and crossover vehicles

- Continued application of electronically controlled torque management devices in four-wheel drive and all-wheel drive vehicles

-    Expanded customer base in rear-wheel drive based four-wheel drive segment

-    Growing focus on improved shiftability within manual transmission

KEY TECHNOLOGIES

TRANSMISSION PRODUCTS "Shift quality" components and systems including one-way clutches, transmission bands, friction plates, clutch pack assemblies and controls supplied to virtually every automatic transmission maker in the world.

TORQUE MANAGEMENT Leading global designer and producer of torque distribution and management systems -- 4WD transfer cases, InterActive Torque Management
(ITM) devices and synchronizer systems. These systems enhance vehicle stability, drivability, shift quality and handling.

SALES
millions
of dollars

         03       $1,245.6
         02       $1,122.1
         01       $  937.2
         00       $  980.0
         99       $1,003.1

                                DRIVETRAIN GROUP

THE DRIVETRAIN GROUP HARNESSES OUR 100-YEAR LEGACY AS AN INDUSTRY INNOVATOR IN TRANSMISSION AND FOUR-WHEEL DRIVE TECHNOLOGY. THE GROUP WILL LEVERAGE THIS UNDERSTANDING OF POWERTRAIN TORQUE MANAGEMENT TO DEVELOP INTERACTIVE CONTROL SYSTEMS AND STRATEGIES FOR OUR TRADITIONAL MECHANICAL PRODUCTS.

PLANTS AND
TECHNICAL
CENTERS

                          + Plants * Technical Centers

AMERICAS                            ASIA                                EUROPE
Auburn Hills, Michigan*             Beijing, China (JV)+                Arnstadt, Germany+
Bellwood, Illinois+                 Eumsung, South Korea (JV)+          Heidelberg, Germany+
Frankfort, Illinois+                Eumsung, South Korea+               Ketsch, Germany+*
Livonia, Michigan+                  Fukuroi City, Japan (JV)+*          Margam, Wales+
Lombard, Illinois+                  Pune, India (JV)+                   Tulle, France+
Longview, Texas+                    Sirsi, India (JV)+
Muncie, Indiana+
Seneca, South Carolina+

                                     WE ARE

                         FOCUSED ON AIR MANAGEMENT STRA
                        OPTIMIZE ENGINE FUEL EFFECIENCY,
                           ENHANCE VEHICLE PERFORMANCE

                                  ENGINE GROUP

                             TIES AND PRODUCTS THAT
                              REDUCE EMISSIONS AND

                                                            CHAIN TIMING SYSTEMS
                                                                   TURBOCHARGERS
                                                             VARIABLE CAM TIMING
                                                               EMISSION CONTROLS
                                                                  AIR MANAGEMENT
                                                              THERMAL MANAGEMENT

                                     (PHOTO)

3x VARIABLE CAM TIMING

Patented Variable Cam Timing systems use camshaft oscillation to deliver extremely high actuation rates, independent of engine speed, oil pressure and oil temperature. The resulting benefit over competitive technologies is twice the emissions reduction and three times the fuel-efficiency improvement over that recommended in the U.S. EPA cycle.

                                                              41% AIR MANAGEMENT

Air management systems and integrated cooling modules combine electronics with mechanical functionality for reliability, durability and fast and accurate response. The result is precision control, increased power and reduced emissions -- as much as a 41% reduction in hydrocarbons in the case of our secondary air systems.

                                  ENGINE GROUP

35% TURBOCHARGERS

Advanced boosting systems provide world-class torque, power and drivability while improving fuel economy up to 15 percent. Demand for passenger-car turbochargers is expected to grow 35% in five years to almost 15 million units worldwide, primarily from direct-injected gasoline and diesel engine applications in Europe and Japan.

                                                       70% ENGINE TIMING SYSTEMS

Chain timing systems prolong the life of an engine, as well as increase fuel efficiency and reduce emissions. Other benefits include increased power and durability, noise reduction and more compact packaging. By 2005, we estimate that 70% of the global market will use chain timing.

ENGINE GROUP                                                              WE ARE

                                     (PHOTO)

GLOBAL CONSISTENCY NABARI CITY, JAPAN

Demand for durable chain systems that fit the strict packaging, wear and low noise requirements of Japanese automakers poses unique manufacturing challenges. The people of Nabari have risen to the task. With a global presence, we serve customers both in their home market and throughout the world.

                                     (PHOTO)

LEAN MANUFACTURING ASHEVILLE, NC, USA

Using lean manufacturing principles, the Asheville team has integrated the production, welding and assembly of a new generation of turbochargers with error-proofing systems. These actions enable quality while reducing work in process and floor space requirements.

                                     KNOW - HOW

                                        PASSION (BORGWARNER PRODUCT LEADER LOGO)

MAKING IT HAPPEN                     INNOVATION


                                     (PHOTO)

FAST TO MARKET MARKDORF, GERMANY

Engineering and manufacturing work together in a simultaneous process that leads both to shorter development times and more advanced thermal management product designs. State-of-the-art facilities plus unique, specialized programs help the Markdorf team be proactive in finding efficiencies, improving performance and researching new cost-reduction measures.

                                     (PHOTO)

SAFETY FIRST DIXON, IL, USA

With an increased focus on safety, the Dixon team has significantly reduced the number of work-related injuries. The facility has also been recognized as a Star Work Site under OSHA's Voluntary Protection Program. The keys to this stellar performance are training, prevention and promotion.

                                     WE ARE

                         HARNESSING OUR 100-YEAR LEGACY
                         IN TRANSMISSION AND FOUR-WHEEL
                         THE NEXT GENERATION OF CREATIVE

                                DRIVETRAIN GROUP

                             OF INDUSTRY INNOVATION
                              DRIVE TECHNOLOGY FOR
                                   SOLUTIONS.


                                               AUTOMATIC TRANSMISSION COMPONENTS
                                                         FRICTION CLUTCH MODULES
                                                    TRANSMISSION CONTROL MODULES
                                             DUAL CLUTCH TRANSMISSION TECHNOLOGY
                                                        ACTIVE TORQUE MANAGEMENT
                                                        FOUR-WHEEL DRIVE SYSTEMS

                                     (PHOTO)

100X INTERACTIVE TORQUE MANAGEMENT

Better traction and improved stability are benefits of this patented technology that electronically senses front-wheel slippage, and instantaneously transfers power from front to rear axles and from side to side. Our electronically controlled systems are more than 100 times more responsive than mechanical systems.

                                   DRIVETRAIN

                                                                  15% DUALTRONIC

Exciting new technology offers drivers the convenience of an automatic transmission with the efficiency and sportiness of a manual transmission -- up to 15% more fuel economy in a responsive, fun-to-drive package. Just launched, the technology could capture 20% of the European market by 2015. Volkswagen DSG with BorgWarner modules is shown.

70% SHIFT QUALITY SYSTEMS

Added automatic transmission speeds and the shift from components to subsystems offer growth opportunities for BorgWarner. We supply "shift quality" components and systems to all of the world's automatic transmission makers. By 2013, over 70% of vehicles produced globally will have some type of automatic transmission.

                                                        26% FOUR-WHEEL DRIVE

The popularity of light trucks, sport-utility and crossover vehicles means continued growth for BorgWarner, a leading supplier of electronic four-wheel drive torque management systems. The market for these systems for both rear-wheel and frontwheel drive vehicles is expected to grow 26% by 2008.

DRIVETRAIN GROUP                                                          WE ARE

                                     (PHOTO)

INTEGRATED ASSEMBLIES KETSCH, GERMANY

To meet the growing demand in Europe for automatic transmission components and systems, integrated assembly techniques are core to manufacturing in Ketsch. Almost 20% of European vehicles are now produced with automatic transmissions.

                                     (PHOTO)

TOOLING SAVINGS SENECA, SC, USA

Combining expert machining and engineering experiences, this Seneca team achieved a greater than 60% reduction in scrap and improved tooling savings by more than 80%. The operation has doubled productivity and significantly improved quality and cost in the production of all-wheel drive systems.

                                     KNOW - HOW

                                        PASSION (BORGWARNER PRODUCT LEADER LOGO)

MAKING IT HAPPEN                     INNOVATION


                                     (PHOTO)

BALANCED INVESTMENT MUNCIE, IN, USA

Producing complete four-wheel drive systems in a tough competitive environment requires creativity and flexibility in investing for new programs and maintaining existing business. The people of Muncie are focused on the challenge to provide quality products to customers while improving returns to shareholders.

AUTOMATION FLEXIBILITY BELLWOOD, IL, USA

With the flexibility to run several products, the automated clutch assembly system developed by the Bellwood Team provides value-added assembly, integrated quality assurance and product tracking features. Machine flexibility benefits customers, enabling faster and more frequent product enhancements.

1880                                           1901

Morse Equalizing Spring Company,               Warner Gear is founded.
forerunner of Morse Chain, is founded.         First products are differentials.

1904                                           1909

Borg & Beck is founded. Develops and           First manual transmission is
manufactures smooth shifting, durable          manufactured by Warner Gear.
automotive clutches.
                                               Silent automobile chain for chain-
George and Earl Holley begin producing         driven front ends is developed
carburetors.                                   for Cadillac.

1964                                           1973

NSK-Warner joint venture is established        A modern, full-time four-wheel drive
with NSK Limited to supply the rapidly         transfer case that incorporates Hy-Vo(R)
growing Japanese automotive industry.          chain and a torque-biasing
                                               differential is developed.

1983                                           1993

Lightweight Maji-Band(R) brake band            We become a separate,
assembly is developed for automatic            independent company.
transmissions.

2000                                           2001

The first application of computer-             Fuel-efficient DualTronic(TM)
controlled all-wheel drive for                 transmission technology is selected
passenger cars and crossover                   for 2003 production by a major
vehicles is introduced.                        European automaker.

The first phases of major multi-year           Contracts for four-wheel drive
contracts with Ford and Honda for              business are won with Honda and
engine timing systems are launched.            Kia; the first GM four-wheel drive
                                               production is announced.

2002                                           2003

Company is organized into Engine and           DualTronic(TM)transmission
Drivetrain Groups to spur collaboration        technology debuts on the Audi TT
and growth.                                    and VW Golf R32.

Turbocharger technology advances               Demand for engine and four-wheel
create new business opportunities              drive systems drive record results.
with VW/Audi, Peugeot, Ford and
Renault.                                       10-YEAR ANNIVERSARY


                                     WE ARE
                       PROUD OF OUR HISTORY OF INNOVATION

1928                                              1936                                     1940

Borg-Warner Corporation is formed.                The Borg-Warner Indianapolis 500         Warner Gear begins manufacturing
Founding companies included Borg &                Trophy makes its debut when              four-wheel drive transfer cases.
Beck, Marvel Carburetor, Warner Gear              it is presented to race winner
and Mechanics Universal Joint.                    Louis Meyer.


Morse Chain joins the next year.

1950                                              1952

A three-speed, automatically shifted              Schwitzer turbocharger is introduced
transmission for passenger cars, the              at Indy 500.
Ford-O-Matic, is introduced.
                                                  AG KK&K develops turbochargers
                                                  in Germany.

1994                                              1996                                     1997

Morse Gemini(TM)chain system goes into            Three automotive businesses are          Ownership interest in German
production and overhead camshaft                  acquired from Coltec Industries,         turbocharger business is acquired.
timing systems business is expanded               including Holley Automotive.
for V6 and V8 engines.                                                                     NSK-Warner introduces carbon-
                                                                                           impregnated friction materials for
Production of Torque-on-Demand(R)                                                          transmissions in all Lexus V8 models.
four-wheel drive transfer cases begins.

1998                                              1999

Plastic air-induction modules are                 Acquisitions expand turbocharger and
produced for Chrysler vehicles.                   cooling systems growth platforms.

Front-wheel drive/four-wheel drive                Four new cross-business programs are
system is patented.                               launched. New concepts to automate
                                                  transmissions are developed.
2004-2006

Fuel-efficient engine and drivetrain
technology drives growth. $1.3 billion in new business expected for 2004-2006.

                                      MORE
                                   INNOVATIONS
                                     TO COME



WE CELEBRATED OUR 10-YEAR ANNIVERSARY AS A PUBLIC COMPANY IN 2003. A LOT HAS CHANGED SINCE OUR FIRST INVENTIONS FOR THE EMERGING AUTOMOTIVE INDUSTRY. TIN LIZZIES. TAIL FINS. TURBO TECHNOLOGY. WHAT HASN'T CHANGED IS BORGWARNER'S PASSION FOR INNOVATION. EVERY DAY, OVER 14,000 BORGWARNER PEOPLE CONTINUE ON THE JOURNEY TO ENHANCE THE DRIVING EXPERIENCE.

                                     (PHOTO)

                                     RESPECT
                                   FOR OTHERS

                                  THE POWER OF
                                  COLLABORATION

                                     WE ARE
                             COMMITTED TO OUR VALUES

                                     (PHOTO)

                                     (PHOTO)

                                   PASSION FOR
                                   EXCELLENCE

                                    PERSONAL
                                    INTEGRITY

                              RESPONSIBILITY TO OUR
                                   COMMUNITIES

                                     (PHOTO)

While we've updated the words, our BorgWarner Beliefs embody those timeless qualities that have always characterized the people of BorgWarner and our daily dealings with each other, our customers and our communities.

Every day, millions of drivers throughout the world rely on BorgWarner products. With a global reach nurtured by a local presence in 14 countries, we are addressing the universal needs for fuel efficiency, air quality and vehicle reliability with solutions tailored to regional concerns.

                              20 Locations Americas

                                13 Locations Asia

                               10 Locations Europe

                                     WE ARE
                           EVERYWHERE THERE ARE ROADS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03


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

RESULTS OF OPERATIONS -- 2003 VS. 2002 VS. 2001

BorgWarner reported net earnings for 2003 of $174.9 million, or $6.40 per diluted share. The Company's net loss in 2002 was $119.1 million, or $(4.44) per diluted share, which included an after-tax charge of $269.0 million or $10.02 per diluted share for the cumulative effect of an accounting change related to goodwill. The 2002 net earnings before cumulative effect of accounting change were $149.9 million or $5.58 per share. Net earnings in 2001 were $66.4 million or $2.51 per diluted share.

Overall, our sales increased 12.4% from 2002 and increased 16.1% from 2001 to 2002. The main causes of the sales increase in 2003 were increased demand for turbochargers, especially in Europe, increased volumes from new applications particularly in the four-wheel drive area, and the impact of currency. The sales increase in 2003 came in spite of a decrease in worldwide production, based upon data from Ward's Auto and LMC Automotive Services. As a comparison, worldwide light vehicle production decreased 1.6% in 2003 and increased by 2.3% in 2002. North American production decreased 3.0% in 2003 and increased 5.7% in 2002. Japanese production decreased 0.7% in 2003 and increased by 3.8% in 2002. Western European production decreased 1.4% in 2003 and 1.5% in 2002. The effect of changing currency rates was also an impact in 2003. In 2003, the increase in the Euro and other currencies added $161.9 million to sales and $14.5 million to net income.

Earnings increased in 2003 due to increased volumes and applications, currency, lower interest rates, and a lower effective tax rate. The positive earnings before cumulative effect of accounting change comparison for 2002 to 2001 was due to increased sales, operating leverage, no goodwill amortization, lower interest expense, and a lower tax rate.

Our outlook for 2004 is positive. It is anticipated that North American auto production will be slightly better than 2003. Additionally, we have several newer applications that will be launching or ramping up during 2004. Sales are expected to grow assuming a flat to slightly positive global production rate, as well as the continuation of several trends: continued shift in Europe to diesel engines, which utilize turbochargers; continued shift in Europe to automatic transmissions; continued popularity in the U.S. of four-wheel drive vehicles; and continued shift from timing belts to timing chains. Each of these trends is positive for the Company. Assuming no major changes to the above assumptions, the Company expects long-term growth rates in the target ranges of 8-11% for revenues and 12-15% in net income.

Results By Operating Segment

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Accordingly, the segment EBIT table below only has goodwill amortization for the year 2001 in the amount of $42.0 million. In 2003 and 2002, goodwill was not amortized pursuant to SFAS No. 142. See Note Fourteen to the Consolidated Financial Statements for further details on the Company's implementation of SFAS No. 142.

NET SALES

                                                                  millions of dollars
                                                       ---------------------------------------------
Year ended December 31,                                   2003             2002             2001
--------------------------------------------------     -----------      -----------      -----------
Drivetrain                                             $   1,245.6      $   1,122.1      $     937.2
Engine                                                     1,869.7          1,648.2          1,426.6
Divested operations and businesses held for sale                --               --             18.0
Inter-segment eliminations                                   (46.1)           (39.2)           (30.2)
                                                       -----------      -----------      -----------
Net sales                                              $   3,069.2      $   2,731.1      $   2,351.6
                                                       ===========      ===========      ===========


EARNINGS BEFORE INTEREST AND TAXES (EBIT)

                                                                  millions of dollars
                                                       -------------------------------------------
Year ended December 31,                                    2003            2002            2001
--------------------------------------------------     -----------     -----------     -----------
Drivetrain                                             $      98.4     $      99.9     $      70.1
Engine                                                       239.6           215.9           142.7
Divested operations and businesses held for sale                --              --            (0.2)
                                                       -----------     -----------     -----------
Earnings before interest and taxes                     $     338.0     $     315.8     $     212.6
                                                       ===========     ===========     ===========

The DRIVETRAIN business' revenue increased 11.0% from 2002 to 2003, but EBIT declined 1.5% for the same period. The sales gains were due to four-wheel drive transfer case programs with General Motors, increased sales of the Company's Interactive Torque Management(TM) all-wheel drive systems to Honda and Hyundai, and steady demand for transmission components and systems, especially with increased automatic transmission adoption in Europe. These sales gains were offset by declines in European and North American automotive production. The decrease in EBIT was due to start-up costs for the Company's new DualTronic(TM) transmission product, including the opening of a new assembly facility in Europe. Profitability also suffered from a less favorable product mix and an increase in pension and retiree health care costs over the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Drivetrain business' revenue increased 19.7% and EBIT increased 42.5% from 2001 to 2002. The increase in sales was due to increased transfer case volumes to Hyundai and Kia, as well as increased volumes of the Interactive Torque Management system application for the Acura MDX and Honda Pilot. Additionally, there were new transfer case applications for some GM vehicles. The transmission products portion of the business saw sales increases due to a combination of market conditions and new applications, both in North America and overseas. The EBIT increase was due to higher volumes and cost controls.

We expect moderate growth from this segment in 2004. We anticipate transfer case demand for four-wheel drive vehicles to remain strong. We also anticipate increased adoption of automatic transmissions in Europe, and the start of a sales ramp-up for our new DualTronic(TM) product. We anticipate a higher level of EBIT due to higher volumes and a lower impact of start-up costs.

The ENGINE business' 2003 revenue increased 13.4% over 2002 and EBIT increased 11.0% over the same period. This segment benefited from continued demand for the Company's turbochargers for European passenger cars and commercial vehicles. This growth offset the chain and emissions portions of the group, which experienced softness as a result of weaker auto production, particularly in North America. The EBIT was impacted by increased productivity and production in the turbocharger business, which translated into higher profitability. This was partially offset by start up costs for Variable Cam Timing systems, which will launch in 2004 and for new Korean operations.

The Engine business' sales increased 15.5% and EBIT increased 51.3% from 2001 to 2002. The primary factors for the sales increase were increased usage of turbochargers, particularly for European passenger cars; increased penetration into non-North America markets, and an overall increase in light vehicle production. The EBIT increase was due to higher volumes, better productivity, and no goodwill amortization in 2002, compared to approximately $38 million in 2001. The EBIT increase would have been higher, except for royalty expenses related to the Honeywell agreement in 2002 discussed in more detail in the gross profit section below.

For 2004, we anticipate continued growth for this business. We anticipate further adoption of diesel engines in Europe, which will continue to increase demand for turbochargers. We expect our market share for European passenger car turbochargers will be flat to higher in 2004. We anticipate other portions of this group to be slightly up as well, due to anticipated small increases in production for North American light vehicles as well as medium and heavy trucks.

DIVESTED OPERATIONS AND BUSINESSES HELD FOR SALE includes the results of Fuel Systems, which was sold in 2001. This business did not fit our strategic goals, and we believe our resources are better spent on our core technologies in highly engineered powertrain components and systems. The sale of the Fuel Systems business did not result in a significant gain or loss. Divested operations and businesses held for sale contributed sales of $18.0 million and EBIT of $(0.2) million in 2001.

CORPORATE is the difference between calculated total Company EBIT and the total from the segments and represents corporate headquarters expenses and expenses not directly attributable to the individual segments and is offset by equity in affiliate earnings. This net expense was $48.0 million in 2003, $44.3 million in 2002, and $26.5 million in 2001. The main reasons for the increase from 2002 to 2003 is increased pension and post retirement health care costs for discontinued operations, which are recorded at the corporate level. The increase from 2001 to 2002 was due to a decrease in excess of earnings from pension assets over U.S. pension costs of $5.3 million, and an increase in postretirement health benefits for previously discontinued operations. Corporate headquarters expense was $22.6 million in 2003, $24.0 million in 2002, and $20.5 million in 2001.

Our top ten customers accounted for approximately 77% of consolidated sales in 2003, 2002, and 2001. Ford continues to be our largest customer with 23% of consolidated sales in 2003, compared to 26% in 2002 and 30% in 2001. DaimlerChrysler, our second largest customer, represented 17% of consolidated sales in 2003, compared to 20% in 2002 and 21% in 2001; and General Motors accounted for 12% in 2003, 2002, and 2001. No other customer accounted for more than 10% of sales in any of the periods presented.

Over the past several years, our customers have continued to consolidate. While we have reduced our dependence on Ford and DaimlerChrysler, we have increased our sales to other global OEMs, bringing us more in line with customers' share of global vehicle market.

Other Factors Affecting Results of Operations

The following table details our results of operations as a percentage of sales:

Year Ended December 31,                                    2003             2002             2001
--------------------------------------------------     -----------      -----------      -----------
Net Sales                                                    100.0%           100.0%           100.0%
Cost of Sales                                                 80.9             79.7             80.4
                                                       -----------      -----------      -----------
Gross Profit                                                  19.1             20.3             19.6
Selling, General and Administrative Expenses                  10.3             11.1             10.6
Goodwill Amortization                                           --               --              1.8
Non-Recurring Charges                                           --               --              1.2
Other, Net                                                      --               --             (0.1)
                                                       -----------      -----------      -----------
Operating Income                                               8.8%             9.2%             6.1%
                                                       ===========      ===========      ===========

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

GROSS PROFIT for 2003 was 19.1%, down from 20.3% in 2002 and the 19.6% in 2001. The decrease in gross profit in 2003 was due to several factors, including a change in sales mix and additional costs due to the ramp up of new programs. The impact of sales mix was due to stronger sales growth in some of our lower margin businesses such as turbochargers and transfer cases. Margins are lower in these businesses due to a higher percentage of purchased content for these products. Another mix impact in other businesses was a shift to more systems versus components. The margins on complete systems are typically lower than for a component. An example is in timing chains, where we are selling more complete timing systems, which increases revenue, but decreases the gross profit percentage. Another example was a lower percentage of aftermarket sales; these sales did not grow as quickly as our direct sales, and aftermarket sales typically carry a higher margin. The ramp-up of new programs also impacted gross margins, and includes new facilities in Europe and Korea. The increase from 2001 to 2002 was due mainly to higher volumes. We anticipate 2004 margins to be slightly higher than 2003 margins, as there should be a flattening out of the sales mix impact. Additionally, spending on new programs and facilities should increase at a slower rate than the projected sales increase.

Also impacting gross margins in 2003 and 2002 is the effect of a royalty agreement the Company entered into with Honeywell International for certain variable turbine geometry (VTG) turbochargers after a German court ruled in favor of Honeywell in a patent infringement action. In order to continue shipping to its OEM customers, the Company and Honeywell entered into two separate royalty agreements, signed in July 2002 and June 2003, respectively. The June 2003 agreement runs through 2006 and calls for a minimum royalty to be paid over stated volume levels, meaning the royalty will increase for any units sold above the stated amounts in the royalty agreement.

The royalty agreement costs recognized under the agreement were $13.5 million in 2002 and $23.2 million in 2003. These costs were all recognized as part of cost of goods sold. It is anticipated that these costs will decrease in 2004 and be at minimal levels in 2005 and 2006 as the Company's primary customers are anticipated to convert to the Company's next generation VTG turbocharger beginning in mid-2004.

The combination of price reductions to customers and cost increases for material, labor, and overhead totaled approximately $86 million in 2003, compared to $75 million in 2002 and $37 million in 2001. We were able to partially offset the impact of these reductions by actively pursuing cost reductions from our suppliers, making changes in product design and by using process technology to remove cost and/or improve manufacturing capabilities.

SELLING, GENERAL AND ADMINISTRATIVE expenses (SG&A) as a percentage of sales decreased to 10.3% from 11.1% in 2002 and 10.6% in 2001. While SG&A spending in dollars increased slightly, we were able to slow that growth to a level below the growth in sales. We were able to do this through cost controls, and leveraging the existing infrastructure to support the increased sales.

Research and Development (R&D) is a major component of the Company's SG&A expenses. R & D spending was $118.2 million or 3.9% of sales in 2003, compared to $109.1 million or 4.0% of sales in 2002, and $104.5 million or 4.4% of sales in 2001. We have continued to increase our absolute spending in R & D, although the growth rate has been somewhat lower than our sales growth rate. We continue to invest in a number of cross-business R & D programs, as well as a number of other key programs, all of which are necessary for short- and long-term growth. Our long-term target for R & D spending is approximately 4% of sales. We intend to maintain our commitment to R & D spending while continuing to focus on controlling other SG&A costs.

GOODWILL AMORTIZATION was zero in 2003 and 2002 and $42.0 million in 2001. As discussed more fully in Note Fourteen to the Consolidated Financial Statements, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which discontinued the amortization of goodwill effective January 1, 2002.

NON-RECURRING CHARGES were $28.4 million in 2001. The 2001 non-recurring charges primarily include adjustments to the carrying value of certain assets and liabilities related to businesses acquired and disposed of over the past three years. Of the $28.4 million of pretax charges in 2001, $5.0 million represented non-cash charges. Approximately $3.3 million was spent in 2001, $8.4 million was transferred to environmental reserves in 2001, $8.4 million was spent in 2002, and $3.3 million was spent in 2003. The 2001 non-recurring charges included $8.4 million of environmental remediation costs related to sold businesses and $12.0 million of product quality costs for issues with products that were sold by acquired businesses prior to acquisition, all of which have been corrected in the currently produced products. The Company funded the total cash outlay of these actions from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Components of the non-recurring charges are detailed in the following table and discussed further below.

                                                            millions of dollars
                                        -----------------------------------------------------------
                                                                Exit costs
                                          Asset               and other non-
                                        write-downs          recurring charges             Total
                                        -----------          -----------------          -----------
Balance, January 1, 2001                $        --            $        --              $        --
                                        -----------            -----------              -----------
  Provisions                                    5.0                   23.4                     28.4
  Incurred                                       --                  (11.7)                   (11.7)
Non-cash write-offs                            (5.0)                    --                     (5.0)
                                        -----------            -----------              -----------
Balance, December 31, 2001                       --                   11.7                     11.7
                                        -----------            -----------              -----------
  Provisions                                     --                     --
  Incurred                                       --                   (8.4)                    (8.4)
  Non-cash write-offs                            --                     --                       --
                                        -----------            -----------              -----------
Balance, December 31, 2002                       --                    3.3                      3.3
                                        -----------            -----------              -----------
  Provisions                                     --                     --                       --
  Incurred                                       --                   (3.3)                    (3.3)
  Non-cash write-offs                            --                     --                       --
                                        -----------            -----------              -----------
Balance, December 31, 2003              $        --            $        --              $        --
                                        ===========            ===========              ===========

OTHER, NET decreased to $0.1 million of income in 2003, from $0.9 million of income in 2002 and $2.1 million in 2001.

EQUITY IN AFFILIATE EARNINGS, NET OF TAX increased by $0.6 million from 2002, and increased by $4.6 million between 2002 and 2001. This line item is primarily driven by the results of our 50% owned Japanese joint venture, NSK-Warner. For more discussion of NSK-Warner, see Note 5 of the Consolidated Financial Statements.

INTEREST EXPENSE, NET decreased by $4.4 million in 2003 and decreased by $10.1 million between 2002 and 2001. The decreases in 2003 and 2002 were due to lower interest rates as well as lower debt levels, as we used cash generated from operations to pay off debt. In 2003, our balance sheet debt decreased $2.7 million, and we reduced the amount of securitized accounts receivable sold by $40.0 million. In 2002, we paid down $90.3 million of balance sheet debt and reduced the amount of securitized accounts receivable sold by $30.0 million. We took advantage of lower interest rates through the use of interest rate swap arrangements described more fully in Note Seven to the Consolidated Financial Statements. At the end of 2003, the amount of debt with fixed interest rates was 44% of total debt, including the impact of the interest rate swaps.

THE PROVISION FOR INCOME TAXES resulted in an effective tax rate for 2003 of 28.5% compared with rates of 33.0% in 2002 and 36.1% for 2001. Our effective tax rates have been lower than the standard federal and state tax rates due to the realization of certain R&D and foreign tax credits; foreign rates, which differ from those in the U.S.; and offset somewhat by non-deductible expenses. The decrease in rates is also a result of certain changes in the Company's legal structure. In 2004, we anticipate a small increase in the effective tax rate, due to a change in tax laws in certain countries in which the Company operates.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities of $306.9 million was primarily used to fund $172.0 million of capital expenditures, reduce accounts receivable financing by $40.0 million, pay $19.4 million of dividends to our shareholders, and increase cash and cash equivalents by $76.5 million.

Operating Activities

Operating cash flow of $306.9 million is $45.5 million more than in 2002. The $306.9 million consists of net income of $174.9 million, non-cash charges of $210.5 million and is offset by a $78.5 million increase in net operating assets and liabilities. Non-cash charges are primarily comprised of $161.3 million in depreciation and amortization.

Accounts receivable increased a total of $122.8 million, of which $32.4 million was due to currency. $40.0 million of the increase was due to the reduction in securitized accounts receivable sold. The bulk of the remaining increase was due to higher business levels, particularly in Europe. Certain of our European customers tend to pay later than our North American customers. Additionally, one of our major North American customers made a onetime change in payment terms that had a net effect of adding several days to their payment terms.

Investing Activities

Net cash used in investing activities totaled $228.2 million, compared with $130.0 million in the prior year. Capital spending totaling $172.0 million in 2003 was $33.6 million higher than in 2002. The impact of foreign exchange rates year over year was $12.0 million of the $33.6 million increase. Approximately 60% of the 2003 spending was related to expansion, with the remainder for cost reduction and other purposes. Heading into 2004, we plan to continue to spend on capital to support the launch of our new applications and for cost reductions and productivity improvement projects. Our target for capital spending is to be approximately 5.5% of sales.

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

The 2003 investing uses of cash includes $12.8 million of payments to resolve a valuation dispute regarding the value of the turbocharger business of Aktiengesellschaft Kuhnle, Kopp & Kausch (AGKK&K). The valuation payment resulted from the settlement in 2003 of a lawsuit brought by certain minority shareholders of AGKK&K related to the automotive turbocharger business of AGKK&K, which the Company purchased from AGKK&K in 1998.

Since the settlement of the dispute, the Company has spent $14.4 million to purchase additional shares of AGKK&K, an unconsolidated subsidiary of the Company, which has been recorded as an "Investment in Business Held for Sale" in the consolidated balance sheets. The Company also extended a formal tender offer to purchase all of the outstanding common and preferred shares of AGKK&K from the remaining shareholders.

Financing Activities and Liquidity

Stockholders' equity increased by $279.0 million in 2003. The increase was caused by net income of $174.9 million along with currency translation adjustments of $67.8 million, stock option exercises of $39.3 million and stock issuances to retirement plans of $12.9 million, offset by dividends of $19.4 million, and purchase of treasury stock of $2.5 million. In relation to the dollar, the currencies in foreign countries where we conduct business, particularly the Euro, strengthened, causing the currency translation component of other comprehensive income to increase in both 2003 and 2002.

Our total capitalization as of December 31, 2003 of $1,904.4 million is comprised of short-term debt of $10.0 million, long-term debt of $634.0 million and stockholders' equity of $1,260.4 million. Capitalization at December 31, 2002 was $1,628.1 million. During the year, we reduced our balance sheet debt to capital ratio to 33.8% from 39.9% in 2002.

The Company has a $350 million revolving credit facility that extends until July 21, 2005. Additionally, we also have $300 million available under a shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt and/or equity instruments may be issued. The Company also has access to the commercial paper market through an accounts receivable securitization facility which is rolled over annually. From a credit quality perspective, we have an investment grade credit rating of BBB+ from Standard & Poor's and Baa2 from Moody's.

The Company's significant contractual obligation payments at December 31, 2003, are as follows:

                                                         millions of dollars
                              ---------------------------------------------------------------------------
                                Total            2004          2005-2006       2007-2008      After 2008
                              -----------     -----------     -----------     -----------     -----------
Notes payable and
  long-term debt              $     646.8     $      10.0     $     195.0     $      12.4     $     429.4
Other postretirement
  benefits(a)                       537.4            28.4            60.9            63.0           385.1
Non-cancelable
  operating leases                   43.6             4.2            25.9             2.4            11.1
Minimum royalty
  payments(b)                        17.5            16.0             1.5              --              --
                              -----------     -----------     -----------     -----------     -----------
Total                         $   1,245.3     $      58.6     $     283.3     $      77.8     $     825.6
                              ===========     ===========     ===========     ===========     ===========


(a) Other postretirement benefits includes anticipated contributions to cover expected benefit payments for other postretirement defined benefit plans. Since the timing and amount of payments for pension plans is not certain for outgoing years, such payments have been excluded from this table. The Company expects to contribute a total of $25 million to $30 million into all pension plans during 2004. See Note Nine to the Consolidated Financial Statements for disclosures related to the Company's pension and other postretirement benefits.

(b) The minimum royalty payments are related to the Honeywell Royalty Agreement discussed more fully in Note Thirteen to the Consolidated Financial Statements. The Company has other royalty agreements that are based on sales volumes. These royalty agreements do not have minimum royalty payments and are typically cancelable and have been excluded from the amounts in the table.

The Company does not have any long-term or fixed purchase obligations for inventories.

The Company has a credit agreement that contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness. The Company was in compliance with all covenants at December 31, 2003.

We believe that the combination of cash from operations, cash balances, and available credit facilities will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future. We will continue to balance our needs for internal growth, external growth, debt reduction, dividends, and share repurchase.

Off Balance Sheet Arrangements

As of December 31, 2003, the accounts receivable securitization facility was sized at $50 million and has been in place with its current funding partner since January 1994. This facility sells accounts receivable without recourse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has certain leases that are recorded as operating leases. Types of operating leases include leases on the headquarters facility, vehicles, and certain office equipment. The Company also has a lease obligation for production equipment at one of it facilities. The total future lease obligation for this production equipment at the end of 2003 was $26.6 million. See Note Thirteen to the Consolidated Financial Statements for more information on operating leases, including future minimum payments.

The Company has guaranteed the residual values of the leased machinery and equipment. The guarantees extend through the maturity of the underlying lease, which is in 2005. In the event the Company exercised its option not to purchase the machinery and equipment, the Company has guaranteed a residual value of $16.3 million. We do not believe we have any loss exposure due to this guarantee.

Pension and Other Postretirement Benefits

Generally, the Company's defined benefit pension plans are non-contributory. The Company's policy is to fund its pension plans in accordance with applicable U.S. and UK government regulations and to make additional contributions when management deems it appropriate. At December 31, 2003, all legal funding requirements had been met. The company contributed $17.1 million to its pension plans in 2003 and $11.7 million in 2002. The Company expects to contribute a total of $25 million to $30 million in 2004.

Funded status is derived by subtracting the value of the projected benefit obligation at December 31, 2003 from the end of year fair value of plan assets.

The funded status of the pension benefits deteriorated from $(119.6) million at the end of 2002 to $(142.2) million at the end of 2003. The decline was primarily due to actuarial losses of $55.0 million and interest cost of $28.0 million, offset by positive returns on plan assets of $68.0 million and company contributions of $17.1 million.

Other postretirement benefits primarily consist of postretirement health care benefits. The Company funds these benefits as retiree claims are incurred. Other post retirement benefits had a funded status of $(537.4) million at the end of 2003, and $(446.5) million at the end of 2002. The change was primarily due to actuarial losses of $89.2 million.

A primary factor in the actuarial losses in all plans was a decline in the interest rate assumptions used to calculate the ending liabilities for each of the plans. The Company believes it will be able to fund the requirements of these plans through cash generated from operations or other sources for the foreseeable future.

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

Based on information available to us, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, we have established a reserve for indicated environmental liabilities with a balance at December 31, 2003 of approximately $19.6 million. We expect this amount to be expended over the next three to five years.

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

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of and remediate the contamination. The investigation revealed the presence of polychlorinated biphenyls (PCBs) in portions of the soil at the plant and neighboring areas. Clean-up began in 2000 and is continuing. Kuhlman Electric and others, including the Company, have been sued in several

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03


related lawsuits that claim personal and property damage. We have moved to be dismissed from some of these lawsuits.

We believe that the reserve for environmental liabilities is sufficient to cover any potential liability associated with this matter. However, due to the nature of environmental liability matters, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount reserved.

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

SALES OF RECEIVABLES

The Company securitizes and sells certain receivables through third party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables. In the fourth quarter of 2003, the Company reduced the maximum size of the facility from $90 million to $50 million.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in estimates of such cash flows and fair value could affect the evaluations.

GOODWILL

The Company annually reviews its goodwill for impairment in the fourth quarter of each year for all of its reporting units or when events and circumstances warrant such a review. This review requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable. However, different assumptions could materially affect the estimated fair value.

PRODUCT WARRANTY

Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims as related to the warranty provisions of our sales agreements with customers. We actively study trends of warranty claims and take action to improve product quality and minimize warranty claims. We believe that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

OTHER LOSS RESERVES

The Company has numerous other loss exposures, such as environmental claims, workers' compensation claims, litigation, recoverability of assets, and loan and accounts receivable reserves. Establishing loss reserves for these matters requires the use of estimates and judgment in regards to the risk exposure and ultimate liability. We estimate losses under the programs using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded liabilities for loss.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides postretirement benefits to a substantial portion of its employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees and surviving spouses and dependents. The Company's employee pension and postretirement heath care expenses are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience.

The Company's approach to establishing the discount rate is based upon corporate bond indices. In the United States, the discount rate assumption is based upon the Moody's Aa Corporate Bond Index as of December 31, 2003, rounded up or down to the nearest 25 basis points. Based on this approach, at December 31, 2003, the Company lowered the discount rate for its U.S. pension and other benefit plans to 6.00% from 6.75% at December 31, 2002. For the UK plans, the discount rate assumption is based on the iBoxx AA rated bonds, and rounded up or down to the nearest 25 basis points. At December 31, 2003, the discount rate used was 5.25%. For other locations, similar indices and methods are used.

The Company determines its expected return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Specifically, the Company analyzed the average historical broad market returns for various periods of time over the past 100 years for equities and over a 30-year period for fixed income securities, and adjusted the computed amount for any expected changes in the long-term outlook for the equity and fixed income markets. The Company's expected return on assets was based on expected equity and fixed income returns weighted by the percentage of assets allocated to each plan. The Company's estimate of the long-term rate of return on assets for its U.S. pension is 8.75% for 2003 and 2002. The rate was 9.50% for 2001. The Company does not anticipate a change in the long-term rate of return on asset for pension benefits in 2004. For the UK plan, the expected return is based upon the relative weight of equity and debt investments, and the recent performance of those investments. The Company's estimate of the long-term rate of return on assets for its UK pension is 6.75% for 2003, 7.0% for 2002, and 6.5% for 2001.

See Note Nine to the Consolidated Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This standard requires that legally enforceable and unavoidable obligations related to asset retirements be recognized as an increase in the carrying amount of the related long-term asset when incurred. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of this standard did not have any impact on the Company's results of operations, financial condition or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003, which did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN No. 45 requires the Company to recognize an initial liability for fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 on January 1, 2003 did not have any impact on the Company's financial position, operating results or liquidity and resulted in additional disclosures in the Company's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock- Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123 to

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted SFAS No. 148 January 1, 2003, and selected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting of Stock Issued to Employees." The Company has provided the required disclosure in Note One to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. For the Company, this Interpretation, as revised, is effective January 1, 2004. The Company is in the process of evaluating the adoption of FIN No. 46 and the impacts on the Company's results of operations, financial position or cash flows.

In December 2003, the FASB issued a revised SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits." SFAS No. 132 changes employers' disclosures about pension plans and other postretirement benefits and requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost. The Statement is effective for annual and interim periods ended after December 15, 2003. The Company adopted SFAS No. 132 as of December 31, 2003, resulting in additional disclosures in the Company's Consolidated Financial Statements. See Note Nine of the Notes to Consolidated Financial Statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies accounting and reporting for certain derivative instruments. The Company adopted this Statement effective July 1, 2003 and currently reports cash received from, or paid to, derivative contracts consistent with the underlying assets on its Statement of Cash Flow.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted this Statement effective October 1, 2003. This Statement had no impact on the Company's results of operations, financial condition, and cash flows.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, "Accounting Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003." FSP No. 106-1 permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2002 (the Act). The Act, signed into law in December, 2003, establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and an opportunity for a retiree to obtain a prescription drug benefit under Medicare. The Act is expected to reduce the Company's net postretirement benefit costs.

The Company has elected to defer the adoption of FSP No. 106-1 due to lack of specific accounting guidance. Therefore, the net post retirement benefit costs disclosed in the Consolidated Financial Statements do not reflect the impact of the Act on the plans. The deferral will continue to apply until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in the Company's Consolidated Financial Statements to change. The Company is currently investigating the impacts of FSP No. 106-1's initial recognition, measurement and disclosure provisions on its Consolidated Financial Statements.

Qualitative and Quantitative Disclosure About Market Risk

The Company's primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used or consumed in our manufacturing operations. Some of our commodity purchase price risk is covered by supply agreements with customers and suppliers. Other commodity purchase price risk is addressed by hedging strategies, which include forward contracts. We do not engage in any derivative instruments for purposes other than hedging specific risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


We have established policies and procedures to manage sensitivity to interest rate, foreign currency exchange rate and commodity purchase price risk, which include monitoring the level of exposure to each market risk.

INTEREST RATE RISK

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to floating money market rates. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense for 2003 of approximately $1.0 million, and $0.5 million in 2002.

We also measure interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2003, the net fair value of these instruments would increase by approximately $26.8 million if interest rates decreased and would decrease by approximately $24.5 million if interest rates increased. Our interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 2002, measured in a similar manner, was slightly greater than at December 31, 2003.

FOREIGN CURRENCY EXCHANGE RATE RISK

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Currently, our most significant currency exposures relate to the Euro, the British pound, the Canadian dollar, and the Japanese Yen. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities in markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans and cross currency swaps. Such non-U.S. dollar debt was $184.0 million as of December 31, 2003 and $152.0 million as of December 31, 2002. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In addition, the Company periodically enters into forward currency contracts in order to reduce exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency. In the aggregate, our exposure related to such transactions was not material to our financial position, results of operations or cash flows in both 2003 and 2002.

COMMODITY PRICE RISK

Commodity price risk is the risk that we will incur economic losses due to adverse changes in the cost of raw materials used in the production of our products. Commodity forward and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals and natural gas consumption used in the manufacturing of automotive components. As of December 31, 2003, and 2002, we had contracts with a total notional value of $1.1 and $0.1 million, respectively.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forwardlooking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 2003.

MANAGEMENT'S RESPONSIBILITY
FOR CONSOLIDATED FINANCIAL STATEMENTS

                                                                              03

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

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with auditing standards generally accepted in the United States of America and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 2003, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

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


/s/ TIMOTHY M. MANGANELLO                        /s/ WILLIAM C. CLINE

Timothy M. Manganello                            William C. Cline
President and Chief Executive Officer            Vice President and Controller

February 27, 2004


INDEPENDENT
AUDITORS' REPORT

To The Board of Directors and Stockholders of BorgWarner Inc.:

We have audited the consolidated balance sheets of BorgWarner Inc. and Consolidated Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and Consolidated Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note Fourteen to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangibles," and accordingly, discontinued the amortization of goodwill to conform to the provisions of this standard. Note Fourteen provides transitional disclosures regarding the impact of the adoption of SFAS No. 142.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 27, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    millions of dollars, except per share amounts
                                                                                   -----------------------------------------------
Year Ended December 31,                                                                2003             2002              2001
--------------------------------------------------------------------------------   -------------    -------------    -------------
Net sales ......................................................................   $     3,069.2    $     2,731.1    $     2,351.6
Cost of sales ..................................................................         2,482.5          2,176.5          1,890.8
                                                                                   -------------    -------------    -------------
  Gross profit .................................................................           586.7            554.6            460.8
Selling, general and administrative expenses ...................................           316.9            303.5            249.7
Goodwill amortization ..........................................................              --               --             42.0
Other, net .....................................................................            (0.1)            (0.9)            (2.1)
Non-recurring charges ..........................................................              --               --             28.4
                                                                                   -------------    -------------    -------------
  Operating income .............................................................           269.9            252.0            142.8
Equity in affiliate earnings, net of tax .......................................           (20.1)           (19.5)           (14.9)
Interest expense and finance charges ...........................................            33.3             37.7             47.8
                                                                                   -------------    -------------    -------------
  Earnings before income taxes .................................................           256.7            233.8            109.9
Provision for income taxes .....................................................            73.2             77.2             39.7
Minority interest, net of tax ..................................................             8.6              6.7              3.8
                                                                                   -------------    -------------    -------------
  Net earnings before cumulative effect of accounting change ...................           174.9            149.9             66.4
Cumulative effect of change in accounting principle, net of tax ................              --           (269.0)              --
                                                                                   -------------    -------------    -------------
  Net earnings/(loss) ..........................................................   $       174.9    $      (119.1)   $        66.4
                                                                                   =============    =============    =============

Net earnings/(loss) per share - Basic
Net earnings per share before cumulative effect of accounting change ...........   $        6.46    $        5.63    $        2.52
Cumulative effect of accounting change .........................................              --           (10.10)              --
                                                                                   -------------    -------------    -------------
  Net earnings/(loss) per share ................................................   $        6.46    $       (4.47)   $        2.52
Net earnings/(loss) per share - Diluted
Net earnings per share before cumulative effect of accounting change ...........   $        6.40    $        5.58    $        2.51
Cumulative effect of accounting change .........................................              --           (10.02)              --
                                                                                   -------------    -------------    -------------
  Net earnings/(loss) per share ................................................   $        6.40    $       (4.44)   $        2.51
Average shares outstanding (thousands)
  Basic ........................................................................          27,058           26,625           26,315
                                                                                   =============    =============    =============
  Diluted ......................................................................          27,302           26,854           26,463
                                                                                   =============    =============    =============


See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES


                                                                                                            millions of dollars
                                                                                                        --------------------------
December 31,                                                                                               2003            2002
-----------------------------------------------------------------------------------------------------   -----------    -----------
ASSETS

Cash and cash equivalents ...........................................................................   $     113.1    $      36.6
Receivables .........................................................................................         414.9          292.1
Inventories .........................................................................................         201.3          180.3
Deferred income taxes ...............................................................................          32.8           25.5
Investment in business held for sale ................................................................          32.0           14.2
Prepayments and other current assets ................................................................          30.5           31.9
                                                                                                        -----------    -----------
         Total current assets .......................................................................         824.6          580.6
Land ................................................................................................          42.3           40.6
Buildings ...........................................................................................         327.4          288.0
Machinery and equipment .............................................................................       1,216.0        1,060.0
Capital leases ......................................................................................           2.8            2.7
Construction in progress ............................................................................          77.2           76.5
                                                                                                        -----------    -----------
                                                                                                            1,665.7        1,467.8
Less accumulated depreciation .......................................................................         680.4          572.9
                                                                                                        -----------    -----------
         Net property, plant and equipment ..........................................................         985.3          894.9
Tooling, net of amortization ........................................................................          90.5           82.0
Investments and advances ............................................................................         177.3          153.1
Goodwill ............................................................................................         852.0          827.0
Deferred income taxes ...............................................................................            --           37.1
Other noncurrent assets .............................................................................         109.2          108.2
                                                                                                        -----------    -----------
         Total other assets .........................................................................       1,229.0        1,207.4
                                                                                                        -----------    -----------
     Total assets ...................................................................................   $   3,038.9    $   2,682.9
                                                                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable and current portion of long-term debt .................................................   $      10.0    $      14.4
Accounts payable and accrued expenses ...............................................................         460.3          435.6
Income taxes payable ................................................................................            --            1.2
                                                                                                        -----------    -----------
         Total current liabilities ..................................................................         470.3          451.2
Long-term debt ......................................................................................         634.0          632.3
Long-term liabilities:
  Retirement-related liabilities ....................................................................         503.0          478.3
  Other .............................................................................................         154.0          125.2
                                                                                                        -----------    -----------
     Total long-term liabilities ....................................................................         657.0          603.5
Minority interest in consolidated subsidiaries ......................................................          17.2           14.5
Commitments and contingencies .......................................................................            --             --
Capital stock:
  Preferred stock, $.01 par value; authorized shares: 5,000,000; none issued ........................            --             --
  Common stock, $.01 par value; authorized shares: 50,000,000; issued shares: 2003, 27,614,927
     and 2002, 27,398,891; outstanding shares: 2003, 27,578,595; 2002, 26,580,004 ...................           0.3            0.3
  Non-voting common stock, $.01 par value; authorized shares: 25,000,000; none
     issued and outstanding                                                                                      --             --
Capital in excess of par value ......................................................................         756.3          737.7
Retained earnings ...................................................................................         491.3          335.8
Management shareholder notes ........................................................................            --           (2.0)
Accumulated other comprehensive income/(loss) .......................................................          14.0          (54.5)
Common stock held in treasury, at cost: 2003, 36,332 shares; 2002, 818,887 shares ...................          (1.5)         (35.9)
                                                                                                        -----------    -----------
         Total stockholders' equity .................................................................       1,260.4          981.4
                                                                                                        -----------    -----------
                  Total liabilities and stockholders' equity ........................................   $   3,038.9    $   2,682.9
                                                                                                        -----------    -----------

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   millions of dollars
                                                                                        -----------------------------------------
Year Ended December 31,                                                                    2003           2002           2001
-------------------------------------------------------------------------------------   -----------    -----------    -----------
OPERATING
Net earnings/(loss) .................................................................   $     174.9    $    (119.1)   $       6.4
Adjustments to reconcile net earnings/(loss) to net cash flows from operations:
Non-cash charges (credits) to operations:
   Depreciation .....................................................................         124.5          108.1          104.2
   Goodwill amortization ............................................................            --             --           42.0
   Amortization of tooling ..........................................................          36.8           29.3           23.7
   Non-cash non-recurring charges ...................................................            --             --            5.0
   Cumulative effect of change in accounting principle, net of tax ..................            --          269.0             --
   Employee retirement benefits .....................................................          12.9           20.8           19.8
   Deferred income tax provision ....................................................          40.0           30.4            3.1
   Other, principally equity in affiliate earnings ..................................          (3.7)          (4.1)         (25.9)
                                                                                        -----------    -----------    -----------
         Net earnings adjusted for non-cash charges .................................         385.4          334.4          238.3
Changes in assets and liabilities, net of effects of divestitures:
   Increase in receivables ..........................................................         (90.4)         (67.4)         (48.6)
   (Increase) decrease in inventories ...............................................          (9.1)         (29.3)          10.1
   (Increase) decrease in prepayments ...............................................           7.3           (3.4)           0.1
   Increase (decrease) in accounts payable and accrued expenses .....................          (0.3)         (14.7)          23.0
   Increase (decrease) in income taxes payable ......................................          (0.2)          14.1          (12.7)
   Net change in other long-term assets and liabilities .............................          14.2           27.7           27.6
                                                                                        -----------    -----------    -----------
         Net cash provided by operating activities ..................................         306.9          261.4          237.8

INVESTING

Capital expenditures ................................................................        (172.0)        (138.4)        (140.9)
Tooling outlays, net of customer reimbursements .....................................         (42.4)         (27.7)         (42.0)
Net proceeds from asset disposals ...................................................           8.0           12.3            6.5
Proceeds from sale of businesses ....................................................           5.4            3.3           14.4
Tax refunds related to businesses sold ..............................................            --           20.5             --
Payments for businesses acquired, net of cash acquired ..............................         (12.8)            --           (3.3)
Investment in business held for sale ................................................         (14.4)            --             --
                                                                                        -----------    -----------    -----------
         Net cash used in investing activities ......................................        (228.2)        (130.0)        (165.3)

FINANCING

   Net decrease in notes payable ....................................................          (5.5)         (22.8)         (16.5)
   Additions to long-term debt ......................................................           0.3            2.3           34.0
   Reductions in long-term debt .....................................................         (16.1)         (85.3)         (64.3)
   Payments for purchase of treasury stock ..........................................          (2.5)         (18.1)          (0.7)
   Proceeds from stock options exercised ............................................          39.3            9.8            2.8
   Dividends paid ...................................................................         (19.4)         (16.0)         (15.8)
                                                                                        -----------    -----------    -----------
         Net cash used in financing activities ......................................          (3.9)        (130.1)         (60.5)
Effect of exchange rate changes on cash and cash equivalents ........................           1.7            2.4           (0.5)
                                                                                        -----------    -----------    -----------
Net increase in cash and cash equivalents ...........................................          76.5            3.7           11.5
Cash and cash equivalents at beginning of year ......................................          36.6           32.9           21.4
                                                                                        -----------    -----------    -----------
Cash and cash equivalents at end of year ............................................   $     113.1    $      36.6    $      32.9
                                                                                        ===========    ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Net cash paid/(refunded) during the year for:
   Interest .........................................................................   $      34.5    $      39.5    $      50.2
   Income taxes .....................................................................          24.4          (11.0)          28.1
Non-cash financing transactions:
   Issuance of common stock for Executive Stock Performance Plan ....................   $       3.3    $       1.2    $       1.1


See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03


                                                                                 millions of dollars
                                                   --------------------------------------------------------------------------------

                                                         Number of Shares                        Stockholders' Equity
                                                   -----------------------------    -----------------------------------------------

                                                     Issued            Common          Issued        Capital in
                                                     common           stock in         common         excess of        Treasury
                                                      stock           treasury          stock         par value          stock
                                                   ------------    -------------    -------------   -------------    -------------
Balance, January 1, 2001 ..........................  27,040,492         (815,209)   $         0.3   $       715.7    $       (33.3)
   Purchase of treasury stock .....................     (15,000)              --                               --             (0.7)
   Dividends declared .............................          --               --               --              --               --
   Management shareholder notes ...................          --               --               --              --               --
   Shares issued under stock option plans .........          --          129,550               --              --              5.3
   Shares issued under executive stock plan .......          --           25,860               --              --              1.1
   Kuhlman shares retired .........................        (524)              --               --              --               --
   Net income .....................................          --               --               --              --               --
   Adjustment for minimum pension liability .......          --               --               --              --               --
   Currency translation adjustment ................          --               --               --              --               --
                                                   ------------    -------------    -------------   -------------    -------------
Balance, December 31, 2001 ........................  27,039,968         (674,799)   $         0.3   $       715.7    $       (27.6)

   Purchase of treasury stock .....................          --         (385,000)              --              --            (18.1)
   Dividends declared .............................          --               --               --              --               --
   Shares issued under stock option plans .........          --          217,632               --             0.9              8.9
   Shares issued under executive stock plan .......          --           23,280               --             0.3              0.9
   Shares issued under retirement savings plans ...     358,923               --               --            20.8               --
   Net loss .......................................          --               --               --              --               --
   Adjustment for minimum pension liability .......          --               --               --              --               --
   Currency translation adjustment ................          --               --               --              --               --
                                                   ------------    -------------    -------------   -------------    -------------
Balance, December 31, 2002 ........................  27,398,891         (818,887)   $         0.3   $       737.7    $       (35.9)

   Purchase of treasury stock .....................          --          (41,930)              --              --             (2.5)
   Dividends declared .............................          --               --               --              --               --
   Management shareholder notes ...................          --               --               --              --               --
   Shares issued under stock option plans .........          --          758,604               --             5.3             34.0
   Shares issued under executive stock plan .......          --           65,881               --             0.4              2.9
   Shares issued under retirement savings plans ...     216,036               --               --            12.9               --
   Net income .....................................          --               --               --              --               --
   Adjustment for minimum pension liability .......          --               --               --              --               --
   Currency translation adjustment ................          --               --               --              --               --
                                                   ------------    -------------    -------------   -------------    -------------
BALANCE, DECEMBER 31, 2003 ........................  27,614,927          (36,332)   $         0.3   $       756.3    $        (1.5)
                                                   ============    =============    =============   =============    =============


                                                                           millions of dollars
                                                   ------------------------------------------------------------------
                                                                                                        Comprehensive
                                                                   Stockholders' Equity                 income/(loss)
                                                   -------------------------------------------------    -------------
                                                                                       Accumulated
                                                      Management                          other
                                                      shareholder       Retained       comprehensive
                                                         notes          earnings       income/(loss)
                                                     -------------    -------------    -------------    -------------
Balance, January 1, 2001 ..........................  $        (2.5)   $       422.9    $       (16.0)              --
   Purchase of treasury stock .....................             --               --               --               --
   Dividends declared .............................             --            (15.8)              --               --
   Management shareholder notes ...................            0.5               --               --               --
   Shares issued under stock option plans .........             --             (2.5)              --               --
   Shares issued under executive stock plan .......             --             (0.1)              --               --
   Kuhlman shares retired .........................             --               --               --               --
   Net income .....................................             --             66.4               --    $        66.4
   Adjustment for minimum pension liability .......             --               --            (18.7)           (18.7)
   Currency translation adjustment ................             --               --            (18.4)           (18.4)
                                                     -------------    -------------    -------------    -------------
Balance, December 31, 2001 ........................  $        (2.0)   $       470.9    $       (53.1)   $        29.3
                                                                                                        =============
   Purchase of treasury stock .....................             --               --               --
   Dividends declared .............................             --            (16.0)              --               --
   Shares issued under stock option plans .........             --               --               --               --
   Shares issued under executive stock plan .......             --               --               --               --
   Shares issued under retirement savings plans ...             --               --               --               --
   Net loss .......................................             --           (119.1)              --    $      (119.1)
   Adjustment for minimum pension liability .......             --               --            (42.3)           (42.3)
   Currency translation adjustment ................             --               --             40.9             40.9
                                                     -------------    -------------    -------------    -------------
Balance, December 31, 2002 ........................  $        (2.0)   $       335.8    $       (54.5)   $      (120.5)
                                                                                                        =============
   Purchase of treasury stock .....................             --               --               --
   Dividends declared .............................             --            (19.4)              --               --
   Management shareholder notes ...................            2.0               --               --               --
   Shares issued under stock option plans .........             --               --               --               --
   Shares issued under executive stock plan .......             --               --               --               --
   Shares issued under retirement savings plans ...             --               --               --               --
   Net income .....................................             --            174.9               --    $       174.9
   Adjustment for minimum pension liability .......             --               --              0.7              0.7
   Currency translation adjustment ................             --               --             67.8             67.8
                                                     -------------    -------------    -------------    -------------
BALANCE, DECEMBER 31, 2003 ........................  $          --    $       491.3    $        14.0    $       243.4
                                                     ===========      =============    =============    =============


See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the "Company") is a leading global supplier of highly engineered systems and components primarily for powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport-utility vehicles, trucks, commercial transportation products and industrial equipment. Our products fall into two reportable operating segments: Drivetrain and Engine.

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

ACCOUNTS RECEIVABLE The Company securitizes and sells certain receivables through third party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables. In the fourth quarter of 2003, the Company reduced the maximum size of the facility from $90 million to $50 million. During the year ended December 31, 2003, total cash proceeds from sales of accounts receivable were $1,010.0 million, and the amount of receivables sold ranged from $50 to $90 million at any time during the year. The Company paid a servicing fee of $1.3 million, $2.5 million, and $6.5 million in 2003, 2002, and 2001, respectively, related to these receivables. These amounts are recorded in interest expense and finance charges in the Consolidated Statements of Operations. At December 31, 2003, the Company had sold $50 million of receivables under a Receivables Transfer Agreement for face value without recourse. At December 31, 2002, the amount sold was $90 million.

INVENTORIES Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method. Inventory held by U.S. operations was $97.1 million in 2003 and $96.0 million in 2002. Such inventories, if valued at current cost instead of LIFO, would have been greater by $3.6 million in both 2003 and 2002.

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

GOODWILL AND OTHER INTANGIBLE ASSETS The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. See Note Fourteen for further details on the adoption of SFAS No. 142.

The Company had intangible assets with a cost of $14.7 million, less accumulated amortization of $8.7 million and $7.6 million at December 31, 2003 and 2002, respectively. The intangible assets are being amortized on a straight-line basis over their legal lives, which range from 10 to 15 years. Annual amortization expense recognized was $1.1 million in each of the years 2003, 2002, and 2001. The estimated future annual amortization expense for each of the successive years 2004 through 2008 is $1.1 million.

REVENUE RECOGNITION The Company recognizes revenue upon shipment of product when title and risk of loss pass to the customer. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

FINANCIAL INSTRUMENTS Financial instruments consist primarily of investments in cash, short-term securities, receivables and debt securities, and obligations under accounts payable, accrued expenses and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Note Six.

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds were recorded at their fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. In 2001, the sale agreement with Coleman Cable was finalized, resulting in the exchange of the corporate bonds along with a purchase price receivable, for $3 million in cash and a $2 million note, which was collected in 2002. The fair value of the remaining Kuhlman Electric bonds was estimated to be $8.8 million at December 31, 2003 and December 31, 2002. The contractual maturities of these bonds is October 2007.

FOREIGN CURRENCY The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures. The local currency is the functional currency for substantially all the Company's foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders' equity.

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


Below is a table that shows the activity in the warranty accrual accounts:

                                                                  millions of dollars
                                                          --------------------------------------
                                                             2003          2002          2001
                                                          ----------    ----------    ----------
Beginning balance                                         $     23.7    $     19.5    $     16.5
Provisions                                                      12.4          14.2          18.3
Payments                                                        (7.4)        (10.0)        (15.3)
                                                          ----------    ----------    ----------
Ending balance                                            $     28.7    $     23.7    $     19.5
                                                          ==========    ==========    ==========
Classified in the Consolidated Balance Sheets as:
  Accounts payable and accrued expenses                   $     17.6    $     14.4    $     14.1
  Other long-term liability                               $     11.1    $      9.3    $      5.4


DERIVATIVE FINANCIAL INSTRUMENTS The Company recognizes that certain normal business transactions generate risk. Examples of risks include exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency, changes in cost of major raw materials and supplies, and changes in interest rates. It is the objective and responsibility of the Company to assess the impact of these transaction risks, and offer protection from selected risks through various methods including financial derivatives. All derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are matched with the underlying transactions. The Company does not engage in any derivative instruments for purposes other than hedging specific risk.

STOCK-BASED COMPENSATION SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," encourage, but do not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the Company's common stock at the date of grant. Further disclosure about the Company's stock compensation plans can be found in Note Ten. The following table illustrates the effect on the Company's net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provision of SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                   millions of dollars,
                                                                 except per share amounts
                                                          --------------------------------------
                                                             2003          2002          2001
                                                          ----------    ----------    ----------
Net earnings/(loss), as reported                          $    174.9    $   (119.1)   $     66.4
Add: Stock-based employee compensation expense
   included in net income, net of income tax                     2.7           4.5           3.6
Deduct: Total stock-based employee
   compensation expense determined under
   fair value based method for all awards, net
   of income tax                                                (7.7)        (10.7)         (7.8)
                                                          ----------    ----------    ----------
Pro forma net earnings/(loss)                             $    169.9    $   (125.3)   $     62.2
                                                          ----------    ----------    ----------
Net earnings/(loss) per share:
   Basic - as reported                                    $     6.46    $    (4.47)   $     2.52
   Basic - pro forma                                      $     6.28    $    (4.71)   $     2.36

   Diluted - as reported                                  $     6.40    $    (4.44)   $     2.51
   Diluted - pro forma                                    $     6.22    $    (4.67)   $     2.35


NEW ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This standard requires that legally enforceable and unavoidable obligations related to asset retirements be recognized as an increase in the carrying amount of the related long-term asset when incurred. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of this standard did not have any impact on the Company's results of operations, financial condition or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003, which did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees.

FIN No. 45 requires the Company to recognize an initial liability for fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 on January 1, 2003 did not have any impact on the Company's financial position, operating results or liquidity and resulted in additional disclosures in the Company's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted SFAS No. 148 January 1, 2003, and selected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting of Stock Issued to Employees." The Company has provided the required disclosure in Note One to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. For the Company, this Interpretation, as revised, is effective January 1, 2004. The Company is in the process of evaluating the adoption of FIN No. 46 and the impacts on the Company's results of operations, financial position or cash flows.

In December 2003, the FASB issued a revised SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits." SFAS No. 132 changes employers' disclosures about pension plans and other post-retirement benefits and requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost. The Statement is effective for annual and interim periods ended after December 15, 2003. The Company adopted SFAS No. 132 as of December 31, 2003, resulting in additional disclosures in the Company's Consolidated Financial Statements. See Note Nine of the Notes to Consolidated Financial Statements.

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies accounting and reporting for certain derivative instruments. The Company adopted this Statement effective July 1, 2003 and currently reports cash received from, or paid to, derivative contracts consistent with the underlying assets on its Statement of Cash Flow.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted this Statement effective October 1, 2003. This Statement had no impact on the Company's results of operations, financial condition, and cash flows.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, "Accounting Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003." FSP No.106-1 permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2002 (the Act). The Act, signed into law in December, 2003, establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plan s that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and an opportunity for a retiree to obtain a prescription drug benefit under Medicare. The Act is expected to reduce the Company's net postretirement benefit costs.

The Company has elected to defer the adoption of FSP No. 106-1 due to lack of specific accounting guidance. Therefore, the net post retirement benefit costs disclosed in the Consolidated Financial Statements do not reflect the impact of the Act on the plans. The deferral will continue to apply until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in the Company's Consolidated Financial Statements to change. The Company is currently investigating the impacts of FSP No. 106-1's initial recognition, measurement and disclosure provisions on its Consolidated Financial Statements.


NOTE 2 RESEARCH AND DEVELOPMENT COSTS

The Company spent approximately $118.2 million, $109.1 million, and $104.5 million in 2003, 2002 and 2001, respectively, on research and development (R&D) activities included in selling, general, and administrative expenses in the Consolidated Statements of Operations. Not included in these amounts were customer-sponsored R&D activities of approximately $22.3 million, $14.2 million, and $20.0 million in 2003, 2002, and 2001, respectively.

NOTE 3 OTHER INCOME

Items included in other income consist of:


                                                    millions of dollars
                                           --------------------------------------
Year Ended December 31,                       2003          2002          2001
----------------------------------------   ----------    ----------    ----------
Gains on sales of business                 $      0.5           $--    $       --
Interest income                                   0.8           1.7           1.4
Loss on asset disposals, net                     (1.7)         (1.5)         (0.2)
Other                                             0.5           0.7           0.9
                                           ----------    ----------    ----------
                                           $      0.1    $      0.9    $      2.1
                                           ==========    ==========    ==========

NOTE 4 INCOME TAXES

Earnings before taxes and provision for taxes consist of:

                                                            millions of dollars
                       ------------------------------------------------------------------------------------------------
                                    2003                             2002                             2001
                       ------------------------------   ------------------------------   ------------------------------
                                    Non-                             Non-                             Non-
                         U.S.       U.S.      Total       U.S.       U.S.      Total       U.S.       U.S.      Total
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Earnings before
   taxes               $   99.0   $  157.7   $  256.7   $  150.7   $   83.1   $  233.8   $   23.3   $   86.6   $  109.9
                       ========   ========   ========   ========   ========   ========   ========   ========   ========
Income taxes:
   Current:
     Federal/
       foreign         $   18.5   $   13.1   $   31.6   $   11.1   $   10.6   $   21.7   $    9.8   $   24.7   $   34.5
     State                  1.6         --        1.6        3.1         --        3.1        2.1         --        2.1
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
                           20.1       13.1       33.2       14.2       10.6       24.8       11.9       24.7       36.6
   Deferred                18.5       21.5       40.0       44.8        7.6       52.4        2.0        1.1        3.1
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Total income
   taxes               $   38.6   $   34.6   $   73.2   $   59.0   $   18.2   $   77.2   $   13.9   $   25.8   $   39.7
                       ========   ========   ========   ========   ========   ========   ========   ========   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

                                                              millions of dollars
                                                     --------------------------------------
                                                        2003          2002          2001
                                                     ----------    ----------    ----------
Income taxes at U.S. statutory rate of 35%           $     89.8    $     81.8    $     38.5
Increases (decreases) resulting from:
   Income from non-U.S. sources                           (16.0)         (6.8)         (0.1)
   Business tax credits, net                               (1.7)         (4.7)         (7.2)
   Affiliate earnings                                      (7.0)         (6.8)         (5.2)
   Non-temporary differences and other                      8.1          13.7          13.7
                                                     ----------    ----------    ----------
   Income taxes as reported                          $     73.2    $     77.2    $     39.7
                                                     ==========    ==========    ==========

Following are the gross components of deferred tax assets and liabilities as of December 31, 2003 and 2002:


                                                       millions of dollars
                                                     ------------------------
Year Ended December 31,                                 2003          2002
--------------------------------------------------   ----------    ----------
Deferred tax assets -- current:
  Foreign tax credits                                $      7.1    $      8.4
  Research and development credits                          7.6           3.0
  Employee related                                          5.8           5.5
  Warranties                                                5.7           4.7
  Other                                                     6.6           3.9
                                                     ----------    ----------
Net deferred tax asset -- current                    $     32.8    $     25.5
                                                     ==========    ==========
  Deferred tax assets -- noncurrent:
  Pension and other postretirement benefits          $     90.4    $     90.3
  Other comprehensive income                               33.1          31.7
  Employee related                                          8.7          10.1
  Goodwill                                                 13.9          26.0
  Litigation and environmental                              7.9           8.9
  Other                                                     1.0           5.1
                                                     ----------    ----------
                                                          155.0         172.1
Deferred tax liabilities -- noncurrent:
  Fixed assets                                            163.8         135.0
                                                     ----------    ----------
Net deferred tax asset/(liability) -- noncurrent     $     (8.8)   $     37.1
                                                     ==========    ==========

The foreign tax credits of $5.4 million and $1.7 million will expire in 2007 and 2008, respectively. The R&D tax credit carryforward of $4.3 million and $3.3 million will expire in 2022 and 2023, respectively.

No deferred income taxes have been provided on undistributed earnings of certain foreign subsidiaries totaling $69.1 million and $59.2 million in 2003 and 2002, respectively, as the amounts are essentially permanent in nature. Any such potential liability would be substantially offset by foreign tax credits with respect to such undistributed foreign earnings.

NOTE 5 BALANCE SHEET INFORMATION

Detailed balance sheet data are as follows:

                                                    millions of dollars
                                                  -----------------------
December 31,                                         2003         2002
-----------------------------------------------   ----------   ----------
Receivables:
  Customers                                       $    374.6   $    247.9
  Other                                                 46.0         49.3
                                                  ----------   ----------
    Gross receivables                                  420.6        297.2
  Less allowance for losses                              5.7          5.1
                                                  ----------   ----------
    Net receivables                               $    414.9   $    292.1
                                                  ==========   ==========

Inventories:
  Raw material                                    $     95.5   $     85.3
  Work in progress                                      65.1         57.6
  Finished goods                                        40.7         37.4
                                                  ----------   ----------
    Total inventories                             $    201.3   $    180.3
                                                  ==========   ==========

Investments and advances:
  NSK-Warner                                      $    172.1   $    148.3
  Other                                                  5.2          4.8
                                                  ----------   ----------
    Total investments and advances                $    177.3   $    153.1
                                                  ==========   ==========

Other noncurrent assets:
  Deferred pension assets                         $     90.8   $     91.0
  Other                                                 18.4         17.2
                                                  ----------   ----------
    Total other noncurrent assets                 $    109.2   $    108.2
                                                  ==========   ==========

Accounts payable and accrued expenses:
  Trade payables                                  $    300.0   $    257.0
  Payroll and related                                   63.7         70.9
  Insurance                                             24.0         26.1
  Warranties                                            17.6         14.4
  Non-recurring charges                                   --          3.3
  Other                                                 55.0         63.9
                                                  ----------   ----------
    Total accounts payable and accrued expenses   $    460.3   $    435.6
                                                  ==========   ==========

Other long-term liabilities:
  Environmental reserves                          $     19.6   $     20.3
  Deferred income taxes                                  8.8           --
  Other                                                125.6        104.9
                                                  ----------   ----------
    Total other long-term liabilities             $    154.0   $    125.2
                                                  ==========   ==========


                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

Dividends and other payments received from affiliates accounted for under the equity method totaled $9.7 million in 2003, $8.4 million in 2002, and $8.9 million in 2001.

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

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended November 30, 2003, 2002 and 2001:


                                               millions of dollars
                                      ------------------------------------
                                         2003         2002         2001
                                      ----------   ----------   ----------
Balance sheets:
  Current assets                      $    210.7   $    176.0   $    125.3
  Noncurrent assets                        173.3        151.0        133.5
  Current liabilities                      108.8         85.2         62.9
  Noncurrent liabilities                    14.8         10.7          7.5
Statements of operations:
  Net sales                           $    356.5   $    303.8   $    300.4
  Gross profit                              71.4         69.8         61.8
  Net income                                34.5         34.0         25.2

The equity of NSK-Warner as of November 30, 2003, was $260.3 million and there was no debt.

NOTE 6 NOTES PAYABLE AND LONG-TERM DEBT

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 2003 and 2002 was 4.9% and 5.2%, respectively.

                                                                            millions of dollars
                                                               -------------------------------------------------
                                                                        2003                     2002
                                                               -----------------------   -----------------------
                                                                               Long-                    Long-
December 31,                                                    Current        Term       Current        Term
------------------------------------------------------------   ----------   ----------   ----------   ----------
Bank borrowings and other                                      $      2.9   $     42.5   $      8.0   $     40.4
Term loans due through 2011 (at an average rate
   of 3.3% in 2003 and 3.1% in 2002; and 3.4% at
   December 31, 2003)                                                 7.1         31.4          6.4         31.5
7% Senior Notes due 2006, net of unamortized
   discount ($139 million converted to floating rate of
   2.9% by interest rate swap at December 31, 2003)                    --        139.4           --        139.3
6.5% Senior Notes due 2009, net of unamortized
   discount ($100 million converted to floating rate of
   3.3% by interest rate swap at December 31, 2003)                    --        164.7           --        164.9
8% Senior Notes due 2019, net of unamortized
   discount ($75 million converted to floating rate of
   3.8% by interest rate swap at December 31, 2003)                    --        133.9           --        134.2
7.125% Senior Notes due 2029, net of
   unamortized discount                                                --        122.1           --        122.0
                                                               ----------   ----------   ----------   ----------
Total notes payable and long-term debt                         $     10.0   $    634.0   $     14.4   $    632.3
                                                               ==========   ==========   ==========   ==========

Annual principal payments required as of December 31, 2003 are as follows (in millions of dollars):


2004                             $     10.0
2005                                   35.7
2006                                  159.3
2007                                    6.2
2008                                    6.2
after 2008                            429.4
   Total payments                     646.8
                                 ----------
Less: Unamortized discounts            (2.8)
                                 ----------
   Total                         $    644.0
                                 ==========

The Company has a revolving credit facility which provides for borrowings up to $350 million through July, 2005. At December 31, 2003, there were no borrowings outstanding and no obligations under standby letters of credit under the facility. At December 31, 2002, there were no borrowings and $7.1 million of obligations under standby letters of credit outstanding under the facility. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness. The Company was in compliance with all covenants at December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, trade receivables payable, and notes payable. Due to the short-term nature of these instruments the book value approximates fair value. The Company's financial instruments also include long-term debt, interest rate and currency swaps, commodity forward and option contracts, and foreign currency forward contracts.

As of December 31, 2003 and 2002, the estimated fair values of the Company's senior unsecured notes totaled $635.0 million and $610.7 million, respectively. The estimated fair values were $74.9 million higher in 2003, and $50.3 million higher in 2002, than their respective carrying values. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair value estimates do not necessarily reflect the values the Company could realize in the current markets.

The Company has entered into interest rate and currency swaps to manage interest rate and foreign currency risk. A summary of these instruments outstanding at December 31, 2003 follows (currency in millions):

                                                               INTEREST RATES(b)
                                                               -----------------
                                                Notional                               Floating Interest
                                 Hedge Type     Amount         Receive      Pay            Rate Basis
                                 ----------     ----------     -------     -----      -------------------
INTEREST RATE SWAPS(a)
Fixed to floating                Fair value     $      139         7.0%      2.9%     6 month LIBOR+1.7%
Fixed to floating                Fair value     $      100         6.5%      3.3%     6 month LIBOR+2.1%
Fixed to floating                Fair value     $       75         8.0%      3.8%     6 month LIBOR+2.6%

CROSS CURRENCY SWAP
(MATURES IN 2006)
Floating$                        Investment     $      100         2.2%       --      6 mo. USD LIBOR+1.0%
   to floating(Y)                                (Y)12,192          --       1.3%     6 mo. JPY LIBOR+1.2%


(a) The maturity of the swaps corresponds with the maturity of the hedged item as noted in the debt summary, unless otherwise indicated.

(b)  Interest rates are as of December 31, 2003.

The ineffective portion of the swaps was not material. As of December 31, 2003, the fair value of the fixed to floating interest rate swaps was $11.5 million. Cross currency swaps were recorded at their fair value of $(4.2) million. Fair value is based on quoted market prices for contracts with similar maturities.

The Company also entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted raw material and supplies purchases. The primary purpose of the commodity price hedging activities is to manage the volatility associated with these forecasted purchases. The Company primarily utilizes forward and option contracts with maturities of less than twelve months, which qualify as cash flow hedges. These instruments are intended to offset the effect of changes in commodity prices on forecasted purchases. As of December 31, 2003, the Company had forward and option commodity contracts with a total notional value of $1.1 million and a favorable fair value of $0.1 million. There were no material commodity contracts outstanding as of December 31, 2002. The net gain (loss) deferred in other comprehensive income which was $0 million, net of tax as of December 31, 2003 and is anticipated to be reclassified into income in 2004 as the related inventories are sold. During 2003, 2002, and 2001, cash flow hedge ineffectiveness of these contracts were not material. All commodity forward contracts outstanding at December 31, 2003 will mature in 2004.

The Company uses foreign exchange forward contracts to hedge future purchases of materials consumed in the production process, and the receivables related to sales through December 2005. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for primarily U.S. dollars, Euros, and British Pound Sterling. Contracts outstanding as of December 31, 2003 will mature over the next two years and had net sales contract notional amounts of $20.4 million and 66.8 million Euro and a fair value of $0.3 million. Contracts outstanding as of December 31, 2002 had contract notional amounts of $21.9 million and 3.0 million Euro and a favorable fair value of $1.1 million. There was no net gain (loss) deferred in other comprehensive income as of December 31, 2003. Typically, this amount is reclassified into income as the related inventories are sold.

NOTE 8 NON-RECURRING CHARGES

Non-recurring charges of $28.4 million were incurred in the fourth quarter of 2001. The charges primarily include adjustments to the carrying value of certain assets and liabilities related to businesses acquired and disposed of over the past three years. Of the $28.4 million of pretax charges, $5.0 million represented non-cash charges. Approximately $3.3 million was spent in 2001, $8.4 million was transferred to environmental reserves in 2001, $8.4 million was spent in 2002, and $3.3 million was spent in 2003. The Company funded the total cash outlay of these actions with cash flow from operations.

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

Components of the 2001 non-recurring charges are detailed in the following table and discussed further below.

                                            millions of dollars
                             ----------------------------------------------------
                                                 Exit costs
                                  Asset           and other
                                  write-        non-recurring
                                  downs            charges             Total
                             ---------------   ---------------    ---------------
Balance, January 1, 2001     $            --   $            --    $            --
                             ===============   ===============    ===============
Provisions                               5.0              23.4               28.4
Incurred                                  --             (11.7)             (11.7)
Non-cash write-offs                     (5.0)               --               (5.0)
                             ---------------   ---------------    ---------------
Balance, December 31, 2001   $            --   $          11.7    $          11.7
                             ---------------   ---------------    ---------------
Provisions                                --                --                 --
Incurred                                  --              (8.4)              (8.4)
Non-cash write-offs                       --                --                 --
                             ---------------   ---------------    ---------------
Balance, December 31, 2002   $            --   $           3.3    $           3.3
                             ---------------   ---------------    ---------------
Provisions                                --                --                 --
Incurred                                  --              (3.3)              (3.3)
Non-cash write-offs                       --                --                 --
                             ---------------   ---------------    ---------------
Balance, December 31, 2003   $            --   $            --    $            --
                             ===============   ===============    ===============


Exit costs and other non-recurring charges are primarily non-employee related exit costs for certain non-production facilities the Company has previously sold or no longer needs and non-recurring product quality related charges. The 2001 non-recurring charges include $8.4 million of environmental remediation costs related to sold businesses and $12.0 million of product quality costs for issues with products that were sold by acquired businesses prior to acquisition, all of which have been fixed in the currently produced products.

NOTE 9 RETIREMENT BENEFIT PLANS

The Company has a number of defined benefit pension plans and other postretirement benefit plans covering eligible salaried and hourly employees. The other postretirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The measurement date for all plans is December 31. The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

                                                                  millions of dollars
                                                 --------------------------------------------------------
                                                                                        Other
                                                          Pension                   Postretirement
                                                          Benefits                      Benefits
                                                 --------------------------    --------------------------
                                                    2003           2002           2003            2002
                                                 -----------    -----------    -----------    -----------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year          $     443.1    $     385.7    $     446.5    $     407.1
   Service cost                                         10.0            7.6            5.3            5.0
   Interest cost                                        28.0           26.3           29.7           28.8
   Plan participants' contributions                      0.3            0.2             --             --
   Amendments                                             --             --             --           (2.3)
   Net actuarial loss                                   55.0           32.7           89.2           37.9
   Currency translation adjustment                      24.7           17.3             --             --
   Curtailments                                           --             --           (0.8)          (0.5)
   Benefits paid                                       (27.5)         (26.7)         (32.5)         (29.5)
                                                 -----------    -----------    -----------    -----------
Benefit obligation at end of year                $     533.6    $     443.1    $     537.4    $     446.5
                                                 ===========    ===========    ===========    ===========
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year   $     323.5    $     358.2
   Actual return on plan assets                         68.0          (27.7)
   Employer and other contributions                     17.1           11.7
   Plan participants' contributions                      0.3            0.2
   Currency translation adjustment                      10.0            7.8
   Benefits paid                                       (27.5)         (26.7)
                                                 -----------    -----------
Fair value of plan assets at end of year         $     391.4    $     323.5
                                                 ===========    ===========
RECONCILIATION OF FUNDED STATUS:
Funded status (underfunded)                      $    (142.2)   $    (119.6)   $    (537.4)   $    (446.5)
   Unrecognized net actuarial loss                     146.4          142.9          214.4          131.4
   Unrecognized transition asset                         0.2           (0.1)            --             --
   Unrecognized prior service cost                       9.4           11.1           (2.3)          (2.6)
                                                 -----------    -----------    -----------    -----------
Net amount recognized                            $      13.8    $      34.3    $    (325.3)   $    (317.7)
                                                 ===========    ===========    ===========    ===========
AMOUNTS RECOGNIZED IN THE
CONSOLIDATED BALANCE SHEETS:

   Prepaid benefit cost                          $      81.7    $      80.3    $        --    $        --
   Accrued benefit liability                           (67.9)         (46.0)        (325.3)        (317.7)
   Additional minimum liability                       (103.3)        (106.0)            --             --
   Intangible asset                                      9.1           10.7             --             --
   Accumulated other comprehensive income               94.2           95.3             --             --
                                                 -----------    -----------    -----------    -----------
Net amount recognized                            $      13.8    $      34.3    $    (325.3)   $    (317.7)
                                                 ===========    ===========    ===========    ===========
Total accumulated benefit obligation,
   end of year                                   $     511.1    $     427.1
                                                 -----------    -----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

                                                  millions of dollars
                                                -----------------------
                                                   2003         2002
                                                ----------   ----------
Accumulated benefit obligation                  $    418.1   $    343.8
Plan assets                                          270.0        216.7
                                                ----------   ----------
Deficiency                                      $    148.1   $    127.1
                                                ==========   ==========

The $148.1 million deficiency in 2003 consists of $56.7 million related to U.S. plans, $30.0 million related to UK plans, $55.5 million related to German plans, and $5.9 million related to Japanese plans. The 2002 deficiency of $127.1 million consists of $60.7 million related to U.S. plans, $25.0 million related to UK plans, and $41.4 million related to German plans.

The Company's pension plan weighted average asset allocations at December 31, 2003 and 2002, and target allocations by asset category, are as follows:

                                                              percent
                                                ---------------------------------------
                                                                              Target
                                                   2003          2002       Allocation
                                                -----------   -----------   -----------
Cash & cash equivalents and other                         3             5          0-10
Fixed income securities                                  33            41         30-45
Equity securities                                        64            54         50-70

The Company's investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Company believes these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payments. Within each asset category, separate portfolios are maintained for additional diversification. Investment managers are retained within each asset category to manage each portfolio against its benchmark. Each investment manager has appropriate investment guidelines. In addition, the entire portfolio is evaluated against a relevant peer group. The pension plans did not hold any Company securities as investments as of December 31, 2003 and 2002.

The Company expects to contribute a total of $25 million to $30 million into all of its pension plans during 2004.

                                                             millions of dollars
                                      --------------------------------------------------------------------
                                                                                       Other
                                                  Pension                        Postretirement
                                                  Benefits                           Benefits
                                      --------------------------------    --------------------------------
Year ended December 31,                 2003        2002        2001        2003        2002        2001
-----------------------------------   --------    --------    --------    --------    --------    --------
COMPONENTS OF NET
PERIODIC BENEFIT COST:
Service cost                          $   10.0    $    7.6    $    7.1    $    5.3    $    5.0    $    4.4
Interest cost                             28.0        26.3        25.0        29.7        28.8        25.0
Expected return on plan assets           (26.4)      (30.7)      (32.1)         --          --          --
Amortization of unrecognized
   transition asset                        0.3        (0.2)       (0.1)         --          --          --
Amortization of unrecognized
   prior service cost                      1.7         1.6         2.2        (0.2)       (0.1)       (0.1)
Amortization of unrecognized
   (gain)/loss                             9.6         2.2          --         5.9         4.0          --
Settlement loss                             --          --         0.1          --          --          --
                                      --------    --------    --------    --------    --------    --------
Net periodic benefit cost             $   23.2    $    6.8    $    2.2    $   40.7    $   37.7    $   29.3
                                      ========    ========    ========    ========    ========    ========

The Company's weighted-average assumptions used as of December 31, in determining the net periodic benefit cost and the benefit obligation liabilities shown above were as follows:

                                                                      percent
                                    ---------------------------------------------------------------------------
                                                                                         Other
                                                   Pension                          Postretirement
                                                   Benefits                             Benefits
                                    ------------------------------------   ------------------------------------
Year ended December 31,                2003         2002         2001         2003         2002         2001
---------------------------------   ----------   ----------   ----------   ----------   ----------   ----------
U.S. plans:
   Discount rate                          6.00         6.75         7.25         6.00         6.75         7.25
   Rate of compensation increase           3.5          4.5          4.5
   Expected return on plan assets         8.75         8.75          9.5
Foreign plans:
   Discount rate                       2.5-6.0      5.5-6.0      5.5-6.0
   Rate of compensation increase       0.0-4.0      2.5-4.0      2.5-4.0
   Expected return on plan assets     4.5-6.75          7.0          6.5

The return on assets assumption was developed through analysis of historical market returns, current market conditions, target allocations among asset classes and past experience. Overall, it was projected that the funds could achieve an 8.75% net return over time, based upon the targeted asset allocation. This assumes no benefit from manager selection strategies.

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

The estimated future benefit payments for the pension and other post retirement benefits are as follows:

                                                   millions of dollars
                                    --------------------------------------------------------
                                                                              Other
Year                                Pension Benefits                 Postretirement Benefits
----                                ----------------                 -----------------------
2004                                    $ 29.1                               $  28.4
2005                                      29.3                                  30.1
2006                                      29.7                                  30.8
2007                                      30.2                                  31.3
2008                                      30.7                                  31.7
2009-2013                                164.5                                 162.6

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 9.2% in 2004 decreasing to 4.5% by the year 2009. A one-percentage point change in the assumed health care cost trend would have the following effects:

                                                                   millions of dollars
                                                               -------------------------
                                                                  One Percentage Point
                                                               -------------------------
                                                                Increase      Decrease
                                                               -----------   -----------
Effect on postretirement benefit obligation                    $      68.8   $     (57.1)
Effect on total service and interest cost components           $       5.8   $      (4.7)

NOTE 10 STOCK INCENTIVE PLANS

STOCK OPTION PLANS Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase shares of the Company's common stock at the fair market value on the date of grant. In 2000, the Company increased the number of shares available for grant by 1,200,000 to 2,700,000 shares. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2003, there are 1,340,260 outstanding options under the 1993 Stock Incentive Plan. The plan expired as of December 31, 2003; therefore, there are no options available for future grants.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock options because the exercise price of the stock options exceeded or equaled the market value of the Company's common stock at the date of grant.

A summary of the plan's shares under option at December 31, 2003, 2002 and 2001 follows:

                                   2003                         2002                         2001
                         --------------------------   --------------------------   --------------------------
                                         Weighted-                   Weighted-                     Weighted-
                                          average                     average                       average
                            Shares       exercise       Shares        exercise       Shares        exercise
                         (thousands)       price      (thousands)       price      (thousands)       price
                         -----------    -----------   -----------    -----------   -----------    -----------
Outstanding at
  beginning of year            1,825    $     46.57         1,493    $     44.67         1,248    $     41.22
    Granted                      341          65.47           616          50.67           442          47.99
    Exercised                   (759)         43.60          (217)         45.22          (129)         22.51
    Forfeited                    (67)         50.05           (67)         46.26           (68)         45.18
                         -----------    -----------   -----------    -----------   -----------    -----------
Outstanding at
  end of year                  1,340    $     52.88         1,825    $     46.57         1,493    $     44.67
                         -----------    -----------   -----------    -----------   -----------    -----------
Options exercisable at
  year-end                       277    $     45.15           594    $     45.21           423    $     46.81
                         -----------    -----------   -----------    -----------   -----------    -----------
Options available for
  future grants                    0
                         -----------

The following table summarizes information about stock options outstanding at December 31, 2003:

                                   Options Outstanding                      Options Exercisable
                       ---------------------------------------------   -----------------------------
                                        Weighted-        Weighted-                       Weighted-
                           Number        average          average         Number          average
Range of                outstanding     remaining        exercise       exercisable      exercise
exercise prices         (thousands)  contractual life      price        (thousands)        price
--------------------   ------------  ----------------  -------------   -------------   -------------
$22.50-42.25                    116              5.8   $       36.07             112   $       35.95
$48.28-53.13                    842              7.9           50.08             102           49.56
$53.88-66.08                    382              8.8           64.13              63           54.28
                       ------------  ----------------  -------------   -------------   -------------
$22.50-66.08                  1,340              8.0   $       52.88             277   $       45.15
                       ------------  ----------------  -------------   -------------   -------------

The weighted average fair value at date of grant for options granted during 2003, 2002, and 2001 were $23.81, $20.26, and $17.28, respectively, and were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                               2003           2002           2001
                                           -----------    -----------    -----------
Risk-free interest rate                           3.58%          4.34%          5.02%
Dividend yield                                    1.27%          1.32%          1.49%
Volatility factor                                34.38%         33.66%         32.73%
Weighted average expected life               6.5 YEARS      6.5 years      6.5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXECUTIVE STOCK PERFORMANCE PLAN The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 2003, 2002 and 2001, the amounts earned and expensed under the plan were $2.7 million, $4.5 million, and $3.6 million, respectively. Under this plan, 65,881 shares, 23,280 shares, and 25,860 shares were issued in 2003, 2002 and 2001, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

EARNINGS PER SHARE In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 244,000, 229,000, and 148,000 for 2003, 2002 and 2001, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

NOTE 11 OTHER COMPREHENSIVE INCOME

The tax effects of the components of other comprehensive income/(loss) in the Consolidated Statements of Stockholders' Equity are as follows:

                                                                    millions of dollars
                                                          -----------------------------------------
Year ended December 31,                                      2003           2002            2001
-------------------------------------------------------   -----------    -----------    -----------
Foreign currency translation adjustment                   $      68.8    $      55.9    $     (14.6)
Income taxes                                                     (1.0)         (15.0)          (3.8)
                                                          -----------    -----------    -----------
    Net foreign currency translation adjustment                  67.8           40.9          (18.4)
                                                          -----------    -----------    -----------
Minimum pension liability adjustment                              1.1          (65.4)         (29.7)
Income taxes                                                     (0.4)          23.1           11.0
                                                          -----------    -----------    -----------
    Net minimum pension liability adjustment                      0.7          (42.3)         (18.7)
                                                          -----------    -----------    -----------
Other comprehensive income/(loss)                         $      68.5    $      (1.4)   $     (37.1)
                                                          ===========    ===========    ===========

The components of accumulated other comprehensive loss, net of tax, in the Consolidated Balance Sheets are as follows:

                                                             millions of dollars
                                                          --------------------------
Year ended December 31,                                      2003            2002
-------------------------------------------------------   -----------    -----------
Foreign currency translation adjustment                   $      74.5    $       6.7
Minimum pension liability adjustment                            (60.5)         (61.2)
                                                          -----------    -----------
Accumulated other comprehensive income/(loss)             $      14.0    $     (54.5)
                                                          ===========    ===========

NOTE 12 CONTINGENCIES

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

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 2003 of approximately $19.6 million. The Company expects this amount to be expended over the next three to five years.

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

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

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

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of and remediate the contamination. The investigation revealed the presence of polychlorinated biphenyls (PCBs) in portions of the soil at the plant and neighboring areas. Clean-up began in 2000 and is continuing. Kuhlman Electric and others, including the Company, have been sued in several related lawsuits which claim personal and property damage. The Company has moved to be dismissed from some of these lawsuits.

The Company believes that the reserve for environmental liabilities and any insurance recoveries are sufficient to cover any potential liability associated with this matter. However, due to the nature of environmental liability matters, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount reserved.

NOTE 13 LEASES AND COMMITMENTS

Certain assets are leased under long-term operating leases. These include machinery and equipment at one plant, rent for the corporate headquarters, and a leased plane. Most leases contain renewal options for various periods. Leases generally require the Company to pay for insurance, taxes and maintenance of the leased property. The Company leases other equipment such as vehicles and certain office equipment under short-term leases. Total rent expense was $13.4 million in 2003, $11.4 million in 2002, and $8.3 million in 2001. The Company does not have any material capital leases.


The Company has guaranteed the residual values of certain leased machinery and equipment at one of its facilities. The guarantees extend through the maturity of the underlying lease, which is in 2005. In the event the Company exercised its option not to purchase the machinery and equipment, the Company has guaranteed a residual value of $16.3 million. We do not believe we have any loss exposure due to this guarantee.

Future minimum operating lease payments at December 31, 2003 were as follows:

                                                      millions of dollars
                                                      -------------------
2004                                                             $ 4.2
2005                                                              24.5
2006                                                               1.4
2007                                                               1.2
2008                                                               1.2
After 2008                                                        11.1
                                                                 -----
Total minimum lease payments                                     $43.6
                                                                 =====

In June 2003, the Company entered into a royalty agreement with Honeywell International Inc. ("Honeywell") to extend the Company's right to produce certain variable turbine geometry (VTG) turbochargers under certain patents owned by Honeywell. The 2003 agreement extends the Company's license to use these patents under a 2002 agreement with Honeywell, which resulted from the settlement of a patent dispute, and expired on June 30, 2003. The new agreement requires payments totaling $29.1 million for minimum forecasted production of almost one million OEM and service production units over the period July 1, 2003 through December 31, 2006. The Company paid $11.6 million towards this royalty in 2003. Future payments under the agreement are $16.0 million in 2004 and $1.5 million in 2005. The Company does not anticipate that it will produce affected VTG turbochargers in excess of the minimums under this agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 GOODWILL

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

The Company adopted SFAS No. 142 effective January 1, 2002. Under the transitional provisions of the SFAS, the Company allocated goodwill to its reporting units and performed the two-step impairment analysis. The fair value of the Company's businesses used in determination of the goodwill impairment was computed using the expected present value of associated future cash flows. As a result of this analysis, the Company determined that goodwill associated with its Cooling Systems and Air/Fluid Systems operating businesses was impaired due to fundamental changes in their served markets, particularly the medium and heavy truck markets, and weakness at a major customer. A resulting pre-tax charge of $345 million, $269 million after tax, was recorded. The impairment loss was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. The changes in the carrying amount of goodwill for the twelve months ended December 31, 2003, are as follows:

                                                   millions of dollars
                                           ----------------------------------------
                                           Drivetrain      Engine          Total
                                           -----------   -----------    -----------
Balance at January 1, 2002                 $     133.7   $   1,026.9    $   1,160.6
  Change in accounting principle                    --        (345.0)        (345.0)
  Translation adjustment                            --          11.4           11.4
                                           -----------   -----------    -----------
Balance at December 31, 2002                     133.7         693.3          827.0
  Contingent valuation payment
    on acquired business                            --          12.8           12.8
  Translation adjustment                           0.6          11.6           12.2
                                           -----------   -----------    -----------
Balance at December 31, 2003               $     134.3   $     717.7    $     852.0
                                           ===========   ===========    ===========

Also as a result of the adoption of SFAS No. 142, the Company did not amortize goodwill in 2002. The following table provides adjusted net earnings/(loss) and earnings per share data for the years ended December 31, 2003, 2002, and 2001 as if goodwill had not been amortized during these periods:

                                                                  millions of dollars
                                                          ----------------------------------------
Year ended December 31,                                      2003          2002            2001
-------------------------------------------------------   -----------   -----------    -----------
Reported net earnings before cumulative
  effect of change in accounting principle                $     174.9   $     149.9    $      66.4
Goodwill amortization, net of tax                                  --            --           26.5
                                                          -----------   -----------    -----------
Adjusted net earnings before cumulative
  effect of change in accounting principle                      174.9         149.9           92.9
Cumulative effect of change in accounting
  principle, net of tax                                            --        (269.0)            --
                                                          -----------   -----------    -----------
Adjusted net earnings/(loss)                              $     174.9   $    (119.1)   $      92.9
                                                          ===========   ===========    ===========
BASIC EARNINGS/(LOSS) PER SHARE:
Reported net earnings before cumulative
  effect of change in accounting principle                $      6.46   $      5.63    $      2.52
Goodwill amortization                                              --            --           1.00
                                                          -----------   -----------    -----------
Adjusted net earnings before cumulative
  effect of change in accounting principle                       6.46          5.63           3.52
Cumulative effect of change in accounting
  principle, net of tax                                            --        (10.10)            --
                                                          -----------   -----------    -----------
Adjusted net earnings/(loss)                              $      6.46   $     (4.47)   $      3.52
                                                          ===========   ===========    ===========
DILUTED EARNINGS/(LOSS) PER SHARE:
Reported net earnings before cumulative
  effect of change in accounting principle                $      6.40   $      5.58    $      2.51
Goodwill amortization                                              --            --           1.00
                                                          -----------   -----------    -----------
Adjusted net earnings before cumulative
  effect of accounting change                                    6.40          5.58           3.51
Cumulative effect of change in accounting
  principle, net of tax                                            --        (10.02)            --
                                                          -----------   -----------    -----------
Adjusted net earnings/(loss)                              $      6.40   $     (4.44)   $      3.51
                                                          ===========   ===========    ===========

NOTE 15 OPERATING SEGMENTS AND RELATED INFORMATION

For purposes of this footnote, the Company's business was comprised of two operating segments: Drivetrain and Engine. These reportable segments are strategic business units which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluates performance based on earnings before interest and taxes, which emphasizes realization of a satisfactory return on the total capital invested in each operating unit. Intersegment sales, which are not significant, are recorded at market prices. This footnote presents summary segment information.

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03

OPERATING SEGMENTS

                                                                            millions of dollars
                               -------------------------------------------------------------------------------------------------
                                                                        Earnings
                                                Sales                     Before                                     Long-Lived
                               -------------------------------------    Interest         Year End      Depreciation/    Asset
                               Customers   Inter-segment     Net        and Taxes         Assets       Amortization  Expenditures(c)
                               ----------  -------------  ----------   -----------      -----------    ------------  ------------
2003

Drivetrain                     $  1,245.5  $        0.1   $  1,245.6   $       98.4     $     778.8    $       60.1  $       66.4
Engine                            1,823.7          46.0      1,869.7          239.6         1,925.1            93.8         133.3
Inter-segment eliminations             --         (46.1)       (46.1)            --              --              --            --
                               ----------  ------------   ----------   ------------     -----------    ------------  ------------
         Total                    3,069.2            --      3,069.2          338.0         2,703.9           153.9         199.7
Corporate                              --            --           --          (48.0)         335.0(b)           7.4          14.7
                               ----------  ------------   ----------   ------------     -----------    ------------  ------------
Consolidated                   $  3,069.2  $         --   $  3,069.2   $      290.0(d)  $   3,038.9    $      161.3  $      214.4
                               ==========  ============   ==========   ============     ===========    ============  ============

                                                                            millions of dollars
                               -------------------------------------------------------------------------------------------------
                                                                        Earnings
                                                Sales                     Before                                     Long-Lived
                               -------------------------------------    Interest         Year End      Depreciation/    Asset
                               Customers   Inter-segment     Net        and Taxes         Assets       Amortization  Expenditures(c)
                               ----------  -------------  ----------   -----------      -----------    ------------  ------------
2002

Drivetrain                     $  1,122.1  $         --   $  1,122.1   $       99.9     $     733.8    $       50.0  $       54.4
Engine                            1,609.0          39.2      1,648.2          215.9         1,712.5            81.3          91.8
Inter-segment eliminations             --         (39.2)       (39.2)            --              --              --            --
                               ----------  ------------   ----------   ------------     -----------    ------------  ------------
         Total                    2,731.1            --      2,731.1          315.8         2,446.3           131.3         146.2
Corporate                              --            --           --          (44.3)          236.6(b)          6.1          19.9
                               ----------  ------------   ----------   ------------     -----------    ------------  ------------
Consolidated                   $  2,731.1  $         --   $  2,731.1   $      271.5(d)  $   2,682.9    $      137.4  $      166.1
                               ==========  ============   ==========   ============     ===========    ============  ============


                                                                            millions of dollars
                               -------------------------------------------------------------------------------------------------
                                                                        Earnings
                                                Sales                     Before                                     Long-Lived
                               -------------------------------------    Interest         Year End      Depreciation/    Asset
                               Customers   Inter-segment     Net        and Taxes         Assets       Amortization  Expenditures(c)
                               ----------  -------------  ----------   -----------      -----------    ------------  ------------
2001

Drivetrain                     $    937.2  $         --   $    937.2   $       70.1     $     647.8    $       52.1  $       66.0
Engine                            1,396.4          30.2      1,426.6          142.7         1,937.0           115.4         106.5
Divested operations and
    businesses held for sale(a)      18.0            --         18.0           (0.2)             --             0.2            --
Inter-segment eliminations             --         (30.2)       (30.2)            --              --              --            --
                               ----------  ------------   ----------   ------------     -----------    ------------  ------------
         Total                    2,351.6            --      2,351.6          212.6         2,584.8           167.7         172.5
Corporate                              --            --           --          (26.5)          186.1(b)          2.2          10.4
Restructuring and other
    non-recurring charges              --            --           --          (28.4)             --              --            --
                               ----------  ------------   ----------   ------------     -----------    ------------  ------------
Consolidated                   $  2,351.6  $         --   $  2,351.6   $      157.7(d)  $   2,770.9    $      169.9  $      182.9
                               ==========  ============   ==========   ============     ===========    ============  ============

(a)  Fuel Systems was sold in 2001.

(b) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred taxes and investments and advances.

(c) Long-lived asset expenditures includes capital spending and additions to non-perishable tooling, net of customer reimbursements.

(d) Earnings before interest and taxes above is net of interest expense and finance charges of $33.3, $37.7, and $47.8 million in 2003, 2002 and 2001, respectively. Had these amounts been included in the table above, earnings before income taxes for the years 2003, 2002, and 2001 would be $256.7, $233.8, and $109.9 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC INFORMATION

No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK-Warner (see Note Five) amounting to $172.1 million at December 31, 2003 is excluded from the definition of long-lived assets, as are goodwill and certain other noncurrent assets.

                                                 millions of dollars
                   ---------------------------------------------------------------------------------
                                  Net Sales                             Long-Lived Assets
                   ---------------------------------------   ---------------------------------------
                       2003         2002          2001          2003          2002           2001
                   -----------   -----------   -----------   -----------   -----------   -----------
United States      $   1,889.2   $   1,859.1   $   1,687.4   $     636.9   $     643.0   $     638.5
Europe:
    Germany              637.7         453.4         347.5         234.6         182.3         148.5
    Other Europe         314.0         236.0         162.2         114.7          72.4          64.4
                   -----------   -----------   -----------   -----------   -----------   -----------
Total Europe             951.7         689.4         509.7         349.3         254.7         212.9
Other foreign            228.3         182.6         154.5          89.6          80.8          75.5
                   -----------   -----------   -----------   -----------   -----------   -----------
       Total       $   3,069.2   $   2,731.1   $   2,351.6   $   1,075.8   $     978.5   $     926.9
                   ===========   ===========   ===========   ===========   ===========   ===========


SALES TO MAJOR CUSTOMERS

Consolidated sales included sales to Ford Motor Company of approximately 23%, 26%, and 30%; to DaimlerChrysler of approximately 17%, 20%, and 21%; and to General Motors Corporation of approximately 12%, 12%, and 12% for the years ended December 31, 2003, 2002 and 2001, respectively. No other single customer accounted for more than 10% of consolidated sales in any year between 2001 and 2003. Such sales consisted of a variety of products to a variety of customer locations worldwide. Both of our operating segments had significant sales to all three of the customers listed above.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2003 and 2002 interim results of operations. Certain 2003 and 2002 quarterly amounts have been reclassified to conform to the annual presentation.

                                                               millions of dollars, except per share amounts
                                               --------------------------------------------------------------------------------
                                                                                  2003
                                               ----------------------------------------------------------------------------
Quarter Ended                                    March 31        June 30         Sept. 30        Dec. 31        Year 2003
--------------------------------------------   ------------    ------------    ------------    ------------    ------------
Net sales                                      $      775.7    $      769.5    $      725.2    $      798.8    $    3,069.2
Cost of sales                                         624.2           622.8           595.9           639.7         2,482.5
                                               ------------    ------------    ------------    ------------    ------------
  Gross profit                                        151.5           146.7           129.3           159.1           586.7
Selling, general and administrative expenses           83.6            77.0            72.7            83.5           316.9
Other, net                                               --             0.1             0.1            (0.4)           (0.1)
                                               ------------    ------------    ------------    ------------    ------------
  Operating income                                     67.9            69.6            56.5            76.0           269.9
Equity in affiliate earnings, net of tax               (6.4)           (5.2)           (3.6)           (4.8)          (20.1)
Interest expense, net                                   9.0             8.7             8.1             7.5            33.3
                                               ------------    ------------    ------------    ------------    ------------
  Income before income taxes                           65.3            66.1            52.0            73.3           256.7
Provision for income taxes                             18.9            19.2            14.2            20.9            73.2
Minority interest, net of tax                           2.2             2.1             1.9             2.4             8.6
                                               ------------    ------------    ------------    ------------    ------------
Net earnings before cumulative effect
  of accounting change                         $       44.2    $       44.8    $       35.9    $       50.0    $      174.9
                                               ============    ============    ============    ============    ============
Cumulative effect of accounting changea                  --              --              --              --              --
                                               ------------    ------------    ------------    ------------    ------------
Net earnings/(loss)                            $       44.2    $       44.8    $       35.9    $       50.0    $      174.9
                                               ============    ============    ============    ============    ============
Net earnings/(loss) per share-- Basic          $       1.66    $       1.66    $       1.32    $       1.82    $       6.46
                                               ============    ============    ============    ============    ============
Net earnings/(loss) per share-- Diluted        $       1.65    $       1.65    $       1.30    $       1.80    $       6.40
                                               ============    ============    ============    ============    ============


                                                                millions of dollars, except per share amounts
                                               -------------------------------------------------------------------------
                                                                                  2002
                                               -------------------------------------------------------------------------
Quarter Ended                                    March 31        June 30         Sept. 30         Dec. 31      Year 2002
--------------------------------------------   ------------    ------------    ------------    ------------    ---------
Net sales                                      $      633.9    $      712.4    $      684.0    $      700.8    $ 2,731.1
Cost of sales                                         504.2           561.4           556.1           554.8      2,176.5
                                               ------------    ------------    ------------    ------------    ---------
  Gross profit                                        129.7           151.0           127.9           146.0        554.6
Selling, general and administrative expenses           74.5            76.5            73.2            79.3        303.5
Other, net                                             (0.5)            0.1            (0.2)           (0.3)        (0.9)
                                               ------------    ------------    ------------    ------------    ---------
  Operating income                                     55.7            74.4            54.9            67.0        252.0
Equity in affiliate earnings, net of tax               (3.4)           (6.0)           (4.5)           (5.6)       (19.5)
Interest expense, net                                   9.8             9.5             9.3             9.1         37.7
                                               ------------    ------------    ------------    ------------    ---------
  Income before income taxes                           49.3            70.9            50.1            63.5        233.8
Provision for income taxes                             16.3            23.6            16.4            20.9         77.2
Minority interest, net of tax                           1.5             1.6             1.8             1.8          6.7
                                               ------------    ------------    ------------    ------------    ---------
Net earnings before cumulative effect
  of accounting change                         $       31.5    $       45.7    $       31.9    $       40.8    $   149.9
                                               ============    ============    ============    ============    =========
Cumulative effect of accounting changea              (269.0)             --              --              --       (269.0)
                                               ------------    ------------    ------------    ------------    ---------
Net earnings/(loss)                            $     (237.5)   $       45.7    $       31.9    $       40.8    $  (119.1)
                                               ============    ============    ============    ============    =========
Net earnings/(loss) per share-- Basic          $      (8.98)   $       1.72          $1 .19    $       1.52    $   (4.47)
                                               ============    ============    ============    ============    =========
Net earnings/(loss) per share-- Diluted        $      (8.90)   $       1.70    $       1.18    $       1.52    $   (4.44)
                                               ============    ============    ============    ============    =========


(a) In 2002, the Company recorded a $269.0 million after tax charge for cumulative effect of change in accounting principle related to goodwill. This charge was $10.02 per diluted share.

SELECTED FINANCIAL DATA

                                                                 BORGWARNER INC.
                                                   AND CONSOLIDATED SUBSIDIARIES

                                                                              03


                                                                             millions of dollars, except per share data
                                                                 ---------------------------------------------------------------
Year Ended December 31,                                            2003       2002           2001           2000          1999
---------------------------------------------------------------  --------   ---------      ---------      --------      --------
STATEMENT OF OPERATIONS DATA
Net sales                                                        $3,069.2   $ 2,731.1      $ 2,351.6      $2,645.9      $2,458.6
Cost of sales                                                      2482.5     2,176.5        1,890.8       2,090.7       1,968.3
                                                                 --------   ---------      ---------      --------      --------
  Gross profit                                                      586.7       554.6          460.8         555.2         490.3
Selling, general and administrative expenses                        316.9       303.5          249.7         258.7         214.8
Goodwill amortization                                                  --          --           42.0          43.3          32.1
Other, net                                                           (0.1)       (0.9)          (2.1)         (8.1)         (2.4)
Restructuring and other non-recurring charges                          --          --          28.4b         62.9c            --
                                                                 --------   ---------      ---------      --------      --------
  Operating income                                                  269.9       252.0          142.8         198.4         245.8
Equity in affiliate earnings, net of tax                            (20.1)      (19.5)         (14.9)        (15.7)        (11.7)
Interest expense, net                                                33.3        37.7           47.8          62.6          49.2
                                                                 --------   ---------      ---------      --------      --------
  Income before income taxes                                        256.7       233.8          109.9         151.5         208.3
Provision for income taxes                                           73.2        77.2           39.7          54.8          74.7
Minority interest, net of tax                                         8.6         6.7            3.8           2.7           1.3
                                                                 --------   ---------      ---------      --------      --------
  Net earnings before cumulative effect of accounting change        174.9       149.9           66.4          94.0         132.3
Cumulative effect of change in accounting principle, net of tax        --      (269.0)(a)         --            --            --
                                                                 --------   ---------      ---------      --------      --------
Net earnings/(loss)                                              $  174.9   $  (119.1)     $    66.4      $   94.0      $  132.3
                                                                 ========   =========      =========      ========      ========
Net earnings/(loss) per share-- Basic                            $   6.46   $   (4.47)(a)  $    2.52(b)   $   3.56(c)   $   5.10
                                                                 ========   =========      =========      ========      ========
Average shares outstanding (thousands)-- Basic                     27,058      26,625         26,315        26,391        25,948
Net earnings/(loss) per share-- Diluted                          $   6.40   $   (4.44)(a)  $    2.51(b)   $   3.54(c)   $   5.07
                                                                 ========   =========      =========      ========      ========
Average shares outstanding (thousands)-- Diluted                   27,302      26,854         26,463        26,487        26,078
Cash dividend declared per share                                 $   0.72   $    0.63      $    0.60      $   0.60      $   0.60

BALANCE SHEET DATA (at end of period)
Total assets                                                     $ 3038.9   $ 2,682.9      $ 2,770.9      $2,739.6      $2,970.7
Total debt                                                          644.0       646.7          737.0         794.8         980.3

(a) In 2002, upon the adoption of SFAS No. 142, the Company recorded a $269.0 million after tax charge for cumulative effect of accounting principle related to goodwill. This charge was $10.02 per diluted share.

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

CORPORATE INFORMATION

COMPANY INFORMATION
BorgWarner Inc.
200 South Michigan Avenue, Chicago, IL 60604
312-322-8500
www.bwauto.com

STOCK LISTING
Shares are listed and traded on the New York Stock Exchange.
Ticker symbol: BWA.

                                              High           Low
                                           -----------   -----------
Fourth Quarter 2003                        $     85.50   $     68.27
Third Quarter 2003                               73.36         63.43
Second Quarter 2003                              66.25         47.35
First Quarter 2003                               55.39         43.31
Fourth Quarter 2002                        $     53.65   $     38.38
Third Quarter 2002                               62.73         47.89
Second Quarter 2002                              68.95         55.48
First Quarter 2002                               66.10         49.91


DIVIDENDS

The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 25 cents per share of common stock was declared on November 14, 2003, payable February 17, 2004, to stockholders of record on February 2, 2004. The current practice is subject to review and change at the discretion of the Board of Directors.

SHAREHOLDER SERVICES

Mellon Investor Services is the transfer agent, registrar and dividend dispersing agent for BorgWarner common stock.

Mellon Investor Services for BorgWarner 85 Challenger Road Ridgefield Park, NJ 07660 www.melloninvestor.com

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


ANNUAL MEETING OF STOCKHOLDERS

The 2004 annual meeting of stockholders will be held on Wednesday, April 21, 2004, beginning at 10:00 a.m. on the 19th floor of our headquarters at 200 South Michigan Avenue in Chicago.

STOCKHOLDERS

As of December 31, 2003, there were 2,889 holders of record and an estimated 9,000 beneficial holders.

INVESTOR INFORMATION

Visit www.bwauto.com for a wide range of company information. For investor information, including the following, click on Investor Information.

o    BorgWarner News Releases

o    BorgWarner Stock Quote

o    Earnings Release Conference Call Calendar

o    Webcasts

o    Analyst Coverage

o    Shareholder Services

o    Corporate Governance

o    BorgWarner In The News Articles

o    Annual Reports

o    Proxy Statement and Card

o    Dividend Reinvestment/Stock Purchase Plan

o    Financials and SEC Filings (including the Annual Report on Form 10K)

o    Request Information Form

NEWS RELEASE SIGN-UP

At our Investor Information web page, you can sign up to receive BorgWarner's news releases. Here's how to sign up:

1.   Go to WWW.BWAUTO.COM

2.   Click Investor Information

3.   Click News Release Sign-up and follow the instructions


INVESTOR INQUIRIES

Investors and securities analysts requiring financial reports, interviews or other information should contact Mary E. Brevard, Vice President of Investor Relations and Corporate Communications at BorgWarner headquarters, 312-322-8683. For copies of printed material, call our BorgWarner Investor Relations Hot Line at 312-322-8524.


BorgWarner Inc. owns U.S. trademark registrations for: BorgWarner, (BORGWARNER
LOGO), MAJI-BAND, HY-VO and TORQUE-ON-DEMAND. BorgWarner owns the following trademarks: ITM, InterActive Torque Management, Morse Gemini and DualTronic.

Directors

         (PHOTO)                                         (PHOTO)                            (PHOTO)

Phyllis O. Bonanno (2)                        Dr. Andrew F. Brimmer (2)               William E. Butler (3,4)
President and Chief Executive Officer,        President                               Chairman and Chief Executive Officer,
International Trade Solutions, Inc.           Brimmer & Company, Inc.                 Retired
                                                                                      Eaton Corporation

         (PHOTO)                                         (PHOTO)                            (PHOTO)

Paul E. Glaske (3,4)                          Ivan W. Gorr (4)                        Timothy M. Manganello (1)
Chairman, President and                       Chairman and                            Chairman and Chief Executive Officer,
Chief Executive Officer, Retired              Chief Executive Officer, Retired        BorgWarner Inc.
Blue Bird Corporation                         Cooper Tire & Rubber Company

        (PHOTO)

Jere A. Drummond (1,3,4)
Vice Chairman, Retired
BellSouth Corporation


        (PHOTO)

Alexis P. Michas (1,2)
Managing Partner
Stonington Partners, Inc.


         (PHOTO)                                         (PHOTO)

Ernest J. Novak, Jr. (2)                       John Rau (2,3)
Managing Partner, Retired                      President and Chief Executive Officer,
Ernst and Young                                Miami Corporation



COMMITTEES OF THE BOARD

1    Executive Committee

2    Finance and Audit Committee

3    Compensation Committee

4    Corporate Governance Committee


EXECUTIVE OFFICERS

TIMOTHY M. MANGANELLO       ALFRED WEBER       ROGER J. WOOD       WILLIAM C. CLINE    ANTHONY D. HENSEL      JEFFREY L. OBERMAYER
Chairman and                Vice President,    Vice President,     Vice President      Vice President,        Vice President
Chief Executive Officer     President and      President and       and Controller      Business Development   and Treasurer
                            General Manager,   General Manager,                        and Acquisitions
                            Emissions/         Morse TEC
                            Thermal Systems

JOHN J. MCGILL              F. LEE WILSON      MARY E. BREVARD      KIMBERLY DICKENS   LAURENE H. HORISZNY
Vice President,             Vice President,    Vice President,      Vice President,    Vice President,
President and               President and      Investor Relations   Human Resources    General Counsel
General Manager,            General Manager,   and Corporate                           and Secretary
TorqTransfer Systems        Turbo Systems      Communications

PRODUCT
IDENTIFICATION

              ROW 1 DualTronic Transmission Control Module           ROW 2 Synchronizer Rings
Front               Engine Timing System                                   Solenoid EGR Valve
Cover               13-54 4WD Transfer Case                                Fan Clutch
                                                                           Engine Timing System
                                                                           Torque-On-Demand Clutch Pack Assembly

              ROW 1 44-06 4WD Transfer Case                          ROW 2 Ring Fan with Viscous Fan Drive
Back                One-Way Clutch Assemblies                              Synchronizer Rings
Cover               44-24 4WD Transfer Case                                Turbocharger K24
                    e-Booster                                              DualTronic Dual Clutch Module
                    Electronic Throttle Body                               Cam Phaser

              ROW 3 Interactive Torque Management II                 ROW 4 DualTronic Modules in VW DSG
                    Turbocharger BV50                                      Binary Oil Pump
                    44-11 4WD Transfer Case                                Turbocharger KP35
Front               Turbocharger K03                                       Diesel EGR
Cover               Air Flow System

              ROW 3 Turbocharger S410V                               ROW 4 Transmission Control Module
                    Engine Timing System                                   Turbocharger with Electronic Actuator
                    Viscous Heater                                         Gemini Chain System
Back                VCT Cam Phaser with Variable Force Solenoid            Transmission Band Assemblies
Cover               High-Performance Engine Timing System                  Interactive Torque Management I

                                     (PHOTO)

                                (BORGWARNER LOGO)

                     200 South Michigan | Chicago, IL 60604

                                     (PHOTO)