Form 10-K, Exhibit 13
period 2004-12-31
BORGWARNER INC
filed 2005-03-15
CIK 908255

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis
of Financial Condition and Results of Operations
                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries


INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the Company) is a leading global supplier of highly engineered systems and components primarily for powertrain applications. Our products help improve vehicle performance, fuel efficiency, air quality and vehicle stability. They are manufactured and sold worldwide, primarily to original equipment manufacturers (OEMs) of light vehicles (i.e. passenger cars, sport-utility vehicles, vans and light-trucks). Our products are also manufactured and sold to OEMs of commercial trucks, buses and agricultural and off-highway vehicles. We operate manufacturing facilities serving customers in the Americas, Europe and Asia, and are an original equipment supplier to every major OEM in the world.

The Company's products fall into two reportable operating segments: Drivetrain and Engine. The Drivetrain segment is comprised of all-wheel drive transfer cases, torque management systems and components and systems for automatic transmissions. The Engine Segment is comprised of turbochargers, timing chain systems, air management, emissions and thermal systems.

STOCK SPLIT

On April 21, 2004 the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 150,000,000. The approval of the amendment allowed the Company to proceed with its two-for-one stock split on May 17, 2004 to stockholders of record on May 3, 2004. All prior year share and per share amounts disclosed in this document have been restated to reflect the two-for-one stock split.

BERU TRANSACTION

On January 4, 2005, the Company acquired 62.2% of the outstanding shares of Beru Aktiengesellschaft (Beru), headquartered in Ludwigsburg, Germany, from the Carlyle Group and certain family shareholders. In conjunction with the acquisition, the Company launched a tender offer for the remaining outstanding shares of Beru. The tender offer period officially ended on January 24, 2005. Presently the Company holds 69.42% of the shares of Beru at a cost of approximately Euro 415 million. Beru is a leading global automotive supplier of diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors). Beginning in 2005, the Company will report the operating results of Beru within the Engine segment. The Company has not included a separate discussion of the Beru operations in the outlook for 2005, although many of the same factors that impact the Company's other operations can be expected to impact the business of Beru. In addition, the impact of Beru on the Company's future results will be affected by the allocation of the excess purchase price over the net book value of assets acquired between intangible assets and goodwill.

OVERVIEW

A summary of our operating results by segment for the years ended December 31, 2004, 2003 and 2002 is as follows:


millions of dollars, except per share data
Year ended December 31,                             2004          2003         2002
---------------------------------------------------------------------------------------
Drivetrain                                     $   106.9     $    98.4     $   99.9
Engine                                             281.7         239.6        215.9
                                             ------------------------------------------
Segment earnings before
  interest and taxes                               388.6         338.0        315.8
Corporate                                          (50.3)        (48.0)       (44.3)
                                             ------------------------------------------
Consolidated earnings before
  interest and taxes                               338.3         290.0        271.5
Interest expense and finance charges                29.7          33.3         37.7
                                             ------------------------------------------
Earnings before income taxes                       308.6         256.7        233.8
Provision for income taxes                          81.2          73.2         77.2
Minority interest, net of tax                        9.1           8.6          6.7
                                             ------------------------------------------
Net earnings before cumulative effect
  of accounting change                             218.3         174.9        149.9
Cumulative effect of change in
  accounting principle, net of tax                    --            --       (269.0)
                                             ------------------------------------------
Net earnings/(loss)                            $   218.3     $   174.9     $ (119.1)
                                             ------------------------------------------
Per share data -- assuming dilution:
  Earnings per share before
    cumulative effect of
    accounting change                          $    3.86     $    3.20     $   2.79
Cumulative effect of accounting change                --            --        (5.01)
                                             ------------------------------------------
Earnings/(loss) per share                      $    3.86     $    3.20     $  (2.22)
                                             ------------------------------------------

A summary of major factors impacting the Company's net earnings for the years ended December 31, 2004 in comparison to 2003 and 2002 is as follows:

- Continued demand for our products in both Drivetrain and Engine segments.

- Continued results of our cost reduction programs, including containment of selling, general & administrative expenses, which helped to offset our commodity cost increases and start up costs incurred for our expansion in Korea and China.

- Lower interest expenses due to lower debt levels.

- Favorable currency impact of $11.0 million in 2004 and $14.5 million in 2003.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


RESULTS OF OPERATIONS
NET SALES

The table below summarizes the overall worldwide global light vehicle production percentage changes for 2004 and 2003:

WORLDWIDE LIGHT VEHICLE
YEAR OVER YEAR CHANGE IN PRODUCTION*

                                                        2004         2003
----------------------------------------------------------------------------
North America                                           (0.7)%      (3.0)%
Europe                                                   5.0 %       1.4 %
Japan and Korea                                          3.9 %      (0.7)%
Total World-wide                                         5.2 %      (1.6)%
*Data provided by CSM Worldwide.
BorgWarner Year Over Year Net Sales Change              14.9 %      12.4 %

Our net sales increase in 2004 and 2003 was strong compared to the estimated worldwide market production increase of approximately 5.2% in 2004 and decrease of (1.6)% in 2003. The Company's net sales increased 14.9% from 2003 and increased 12.4% from 2002 to 2003. The increase in 2004 was driven by both of our operating segments from higher demand for turbochargers, especially in Europe; new DualTronic(TM) transmissions; all-wheel drive systems; and timing chain systems in Asia and Europe. The effect of changing currency rates also had a positive impact on net sales and net earnings in 2004. The effect of non-U.S. currencies, primarily the Euro, U.K. Pound, Japanese Yen and Korean Won, added $114.0 million to net sales in 2004 and $161.9 million in 2003. The year over year increase in net sales excluding the favorable impact of currency was 11.1% in 2004 and 6.5% in 2003.

Consolidated net sales included sales to Ford Motor Company of approximately 21%, 23%, and 26%; to DaimlerChrysler of approximately 14%, 17%, and 20%; and to General Motors Corporation of approximately 10%, 12%, and 12% for the years ended December 31, 2004, 2003 and 2002, respectively. Sales to Volkswagen were approximately 10% in 2004. Both of our operating segments had significant sales to all four of the customers listed above. Such sales consisted of a variety of products to a variety of customer locations and regions. No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

Over the past several years as our major customers have continued to consolidate, we have increased our sales to several other global OEMs, bringing us more in line with our customers' share of the global vehicle market. As a result, sales to Ford, DaimlerChrysler and General Motors have become a smaller percentage of total sales.

Our overall outlook for 2005 is positive. Sales are expected to grow in excess of a projected flat to slightly positive global production rate and we expect to benefit from the continuation of several trends: change in Europe to diesel engines, which utilize turbochargers and certain Beru products; shift in Europe to automatic transmissions; and the switch from timing belts to timing chains in Asia and Europe. Each of these trends is positive for the Company. Assuming no major changes to the above assumptions, the Company expects continued long-term sales and net earnings growth.

RESULTS BY OPERATING SEGMENT

The following tables present net sales and earnings before interest and income taxes (EBIT) by segment for the years 2004, 2003 and 2002.


NET SALES
millions of dollars
Year ended December 31,            2004           2003          2002
--------------------------------------------------------------------------
Drivetrain                   $    1,358.6     $  1,245.6     $ 1,122.1
Engine                            2,217.0        1,869.7       1,648.2
Inter-segment eliminations          (50.3)         (46.1)        (39.2)
                           -----------------------------------------------
Net sales                    $    3,525.3     $  3,069.2     $ 2,731.1
                           -----------------------------------------------

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

millions of dollars
Year ended December 31,                      2004           2003          2002
----------------------------        ----------------------------------------------
Drivetrain                           $      106.9     $     98.4     $    99.9
Engine                                      281.7          239.6         215.9
                                   -----------------------------------------------
Segment earnings before interest
  and taxes                                 388.6          338.0         315.8
Corporate                                   (50.3)         (48.0)        (44.3)
                                   -----------------------------------------------
Consolidated earnings before
  interest and taxes                 $      338.3     $    290.0     $   271.5
                                   -----------------------------------------------
Interest expense and finance
  charges                                    29.7           33.3          37.7
                                   -----------------------------------------------
Earnings before income taxes         $      308.6     $    256.7     $   233.8
                                   -----------------------------------------------

The DRIVETRAIN segment net sales increased 9.1% from 2003 to 2004; EBIT increased 8.6% for the same period. The sales increase was the result of strong global demand for transmission components and all-wheel drive systems. The Company's new DualTronic(TM) transmission product continues to ramp-up volume in Europe. The increase in EBIT was due to increased volume and continued focus on cost reductions in our operations. These positive trends were offset by commodity price increases of approximately $20 million, which is primarily steel, and start up costs.

The Drivetrain segment net sales increased 11.0% from 2002 to 2003, but EBIT declined 1.5% for the same period. The sales gains were due to all-wheel drive transfer case programs with General Motors, increased sales of the Company's Interactive Torque Management (TM) all-wheel drive systems to Honda and Hyundai, and steady demand for transmission components and systems, especially with increased automatic transmission adoption in Europe. These sales gains were offset by declines in North American automotive production. The decrease in EBIT was due to start-up costs for the Company's new DualTronic(TM) transmission product, including the opening of a new assembly facility in Europe. Profitability also suffered from a less favorable product mix and an increase in pension and retiree health care costs over the previous year.

In 2005, growth in the Drivetrain segment is expected to be flat as demand for traditional light-trucks will be about the same as in 2004. Sport-utility vehicles are expected to decline, while sales of front-wheel-drive based all-wheel-drive systems are expected to increase. Transmission products will benefit from increased penetration of automatic transmissions in Europe and Asia, and the continued ramp-up of DualTronic(TM) transmission modules in Europe.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

The ENGINE segment 2004 net sales increased 18.6% over 2003 and EBIT increased 17.6% over the same period. This segment benefited from strong demand for the Company's turbochargers for European passenger cars and commercial vehicles. The segment EBIT was impacted by increased volume, productivity and positive currency impact, which offset commodity price increases of approximately $20 million and start up costs in Korea and China.

The Engine segment 2003 net sales increased 13.4% over 2002 and EBIT increased 11.0% over the same period. This segment benefited from continued demand for the Company's turbochargers for European passenger cars and commercial vehicles as well as continued growth of our timing chain and emissions products. The EBIT was impacted by increased productivity and production in the turbocharger business, which translated into higher profitability. This was partially offset by start up costs for Variable Cam Timing systems, which will launch in 2004 and for new Korean operations.

For 2005, the Engine Group expects to deliver continued growth from further penetration of diesel engines in Europe, which will continue to boost demand for turbochargers and Beru technologies, and the launch of our first high-volume variable cam timing (VCT) system. Investments in Korea and China are expected to begin to contribute to results. This growth is expected to help offset anticipated weakness in North American light vehicle production.

CORPORATE is the difference between calculated total Company EBIT and the total from the segments and represents corporate headquarters expenses and expenses not directly attributable to the individual segments and includes equity in affiliate earnings. This net expense was $50.3 million in 2004, $48.0 million in 2003, and $44.3 million in 2002. The main reasons for the increase from 2003 to 2004 was an increase in our environmental spending related to the Crystal Springs, Mississippi site and the $3.7 million write down of a note relating to the sale of Kuhlman Electric Corporation, which were mostly offset by stronger equity earnings from NSK-Warner. The increase from 2002 to 2003 was due to higher pension and post retirement health care costs for discontinued operations, which are recorded at the corporate level.

OTHER FACTORS AFFECTING RESULTS OF OPERATIONS

The following table details our results of operations as a percentage of sales:


Year Ended December 31,                            2004          2003       2002
-------------------------------------------------------------------------------------
Net sales                                         100.0%        100.0%     100.0%
Cost of sales                                      81.5          80.9       79.7
                                           ------------------------------------------
Gross profit                                       18.5          19.1       20.3
Selling, general and
  administrative expenses                           9.6          10.3       11.1
Other, net                                          0.1            --         --
                                           ------------------------------------------
Operating income                                    8.8           8.8        9.2
                                           ------------------------------------------
Equity in affiliate earnings, net of tax           -0.8          -0.7       -0.7

Interest expense and finance charges                0.8           1.1        1.4
                                           ------------------------------------------
   Earnings before income taxes                     8.8           8.4        8.5
Provision for income taxes                          2.3           2.4        2.8
Minority interest, net of tax                       0.3           0.3        0.2
                                           ------------------------------------------
Net earnings before cumulative effect
  of accounting change                              6.2%          5.7%       5.5%
                                           ------------------------------------------

GROSS PROFIT for 2004 was 18.5% down from 19.1% in 2003 and down from 20.3% in 2002. The decrease in gross profit in 2004 was due to several factors, including significant commodity price increases, including steel, a change in sales mix and geographic expansion. The geographic expansion includes new facilities in Europe and Asia for both operating segments. We anticipate 2005 margins to be impacted by the leveling off of commodity price increases, the continued shift from components to systems sales and continued results from our cost reduction initiatives.

Also impacting gross margins in 2004, 2003 and 2002 is the effect of a royalty agreement the Company entered into with Honeywell International for certain variable turbine geometry (VTG) turbochargers after a German court ruled in favor of Honeywell in a patent infringement action. In order to continue shipping to its OEM customers, the Company and Honeywell entered into two separate royalty agreements, signed in July 2002 and June 2003, respectively. The June 2003 agreement runs through 2006 with a minimum royalty for shipments up to certain volume levels and a per unit royalty for any units sold above these stated amounts.

The royalty agreement costs recognized under the agreements were $14.2 million in 2004, $23.2 million in 2003 and $13.5 million in 2002. These costs were based on units shipped and were recorded in cost of goods sold. It is anticipated that these costs will be at minimal levels in 2005 and 2006 as the Company's primary customers have converted most of their requirements to the next generation VTG turbocharger.

SELLING, GENERAL AND ADMINISTRATIVE expenses (SG&A) as a percentage of net sales decreased to 9.6% from 10.3% in 2003 and 11.1% in 2002. While SG&A spending in dollars increased slightly, we were able to slow that growth to a level below the growth in sales through continued focus on cost controls, and leveraging the existing infrastructure to support the increased sales.

Research and development (R&D) is a major component of the Company's SG&A expenses. R&D spending was $123.1 million, or 3.5% of sales in 2004, compared to $118.2 million, or 3.9% of sales in 2003, and $109.1 million, or 4.0% of sales in 2002. We continue to increase our spending in R&D, although the growth rate has been somewhat lower than our sales growth rate. We also continue to invest in a number of cross-business R&D programs, as well as a number of other key programs, all of which are necessary for short- and long-term growth. Our long-term target for R&D spending is approximately 4% of sales. We intend to maintain our commitment to R&D spending while continuing to focus on controlling other SG&A costs.

OTHER, NET decreased to $(3.0) million of loss in 2004, from $0.1 million of income in 2003 and $0.9 million of income in 2002. The major item was losses from capital asset disposals of $3.5 million in 2004.

EQUITY IN AFFILIATES EARNINGS, NET OF TAX increased by $9.1 million from 2003, and by $0.6 million between 2003 and 2002. This line item is primarily driven by the results of our 50% owned Japanese joint venture, NSK-Warner. For more discussion of NSK-Warner, see Note 5 of the Consolidated Financial Statements.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

INTEREST EXPENSE, NET decreased by $3.6 million in 2004 and decreased by $4.4 million between 2003 and 2002. The decreases in 2004 and 2003 were due to lower debt levels, as we used cash generated from operations to pay off debt. In 2004, our balance sheet debt decreased by $71.0 million. In 2003, our balance sheet debt decreased $2.7 million excluding the fair value adjustment for interest rate swaps, and we reduced the amount of securitized accounts receivable sold by $40.0 million. We took advantage of lower interest rates through the use of interest rate and cross-currency swap arrangements described more fully in Note 7 to the Consolidated Financial Statements.

THE PROVISION FOR INCOME TAXES resulted in an effective tax rate for 2004 of 26.3% compared with rates of 28.5% in 2003 and 33.0% for 2002. Our effective tax rates have been lower than the standard federal and state tax rates due to the realization of certain R&D and foreign tax credits; foreign rates, which differ from those in the U.S.; and offset by non-deductible expenses. In addition, the Company made an $11.4 million year-end adjustment to various tax accounts due to changes in circumstances related to various tax items, including changes in tax laws. The year-end adjustment resulted in a reduction in the U.S. effective tax rate for 2004. In 2005, we anticipate our tax rate to be approximately 30% to 31% based on our current mix of business.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities of $426.6 million was primarily used to fund $204.9 million of capital expenditures, $47.5 million of tooling, net of customer reimbursements, pay down long-term debt of $61.8 million, pay $27.9 million of dividends to our shareholders, and increase cash and cash equivalents by $116.6 million.

OPERATING ACTIVITIES

Net cash provided by operating activities of $426.6 million is $119.7 million more than in 2003. The $426.6 million consists of net income of $218.3 million, increased for non-cash charges of $222.4 million and offset by a $17.3 million increase in net operating assets and liabilities. Non-cash charges are primarily comprised of $177.0 million in depreciation and amortization expense.

Accounts receivable increased a total of $84.2 million, of which $23.8 was due to currency. The remaining increase was due to higher business levels, particularly in Europe. Certain of our European customers tend to pay slower than our North American customers. Inventory increased by $22.1 million, but our inventory turns improved to 12.9 times from 12.3 times in 2003.

INVESTING ACTIVITIES

Net cash used in investing activities totaled $257.2 million, compared with $228.2 million in the prior year. Capital spending totaling $204.9 million in 2004 was $32.9 million higher than in 2003. Approximately 60% of the 2004 capital spending was related to expansion, with the remainder for cost reduction and other purposes. Heading into 2005, we plan to continue to spend on capital to support the launch of our new applications and for cost reductions and productivity improvement projects. Our target for capital spending is to be approximately 5.5% of sales.

The 2003 investing uses of cash includes $12.8 million of payments to resolve a valuation dispute regarding the value of the turbocharger business of Aktiengesellschaft Khnle, Kopp & Kausch (AGK). The valuation payment resulted from the settlement in 2003 of a lawsuit brought by certain minority shareholders of AGK related to the automotive turbocharger business of AGK, which the Company purchased from AGK in 1998.

Since the settlement of the dispute, the Company extended a formal tender offer to purchase all of the outstanding common and preferred shares of AGK from the remaining shareholders. The Company spent $9.0 million in 2004 and $14.4 million in 2003 to purchase additional shares of AGK, an unconsolidated subsidiary of the Company, which has been recorded as an "Investment in business held for sale" in the Consolidated Balance Sheets. Effective February 17, 2005, the Company signed a Share Transfer Agreement (STA) with Turbo Group GmbH for the sale of its 95.42% interest in AGK. The STA will become effective no later than seven banking days after receipt of approval from both the German Federal Cartel Office and the Austrian Merger Control Authority. The transaction is anticipated to close before March 31, 2005. The estimated proceeds from the pending sale, net of closing costs are approximately Euro 39.8 million.

FINANCING ACTIVITIES AND LIQUIDITY

Stockholders' equity increased by $273.8 million in 2004. The increase was primarily caused by net income of $218.3 million, along with currency translation and hedge instruments adjustments of $28.4 million, stock option exercises of $14.4 million and stock issuances to retirement plans of $25.8 million. These factors were somewhat offset by dividend payments of $27.9 million. In relation to the U.S. Dollar, the currencies in foreign countries where we conduct business, particularly the Euro and Yen, strengthened, causing the currency translation component of other comprehensive income to increase in both 2004 and 2003.

Our total capitalization as of December 31, 2004 of $2,140.9 million is comprised of short-term debt of $16.5 million, long-term debt of $568.0 million, minority interest of $22.2 million and stockholders' equity of $1,534.2 million. Capitalization at December 31, 2003 was $1,934.2 million. During the year, we reduced our balance sheet debt to debt plus equity ratio to 27.3% from 34.2% in 2003.

The Company has a new revolving credit facility, which provides for borrowings up to $600 million through July 2009. The new facility effective July 22, 2004, replaced the Company's previous facility of $350 million. Additionally, we have $300 million available under a universal shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt and/or equity instruments may be issued. The Company also has access to the commercial paper market through a $50 million accounts receivable securitization facility, which is rolled over annually. From a credit quality perspective, we have an investment grade credit rating of A- from Standard & Poor's and Baa2 from Moody's.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

The Company's significant contractual obligation payments at December 31, 2004, are as follows:


millions of dollars                           Total          2005        2006-2007      2008-2009         After 2009
---------------------------------------------------------------------------------------------------------------------
Other post retirement benefits excluding  $  1,599.9      $  30.8        $   60.0         $   61.5        $  1,447.6
   pensions(a)
Notes payable and long-term debt               586.8         16.5           158.1            152.7             259.5
Projected minimum interest costs(b)             89.7         26.2            38.9             20.9               3.7
Non-cancelable operating leases                 58.0         29.1             9.0              7.1              12.8
Minimum royalty payments(c)                      1.5          1.5              --               --                --
                                         ---------------------------------------------------------------------------
  Total                                   $  2,335.9      $ 104.1        $  266.0         $  242.2        $  1,723.6
                                         ---------------------------------------------------------------------------

(a) Other post retirement benefits (excluding pensions) include anticipated future payments to cover retiree medical and life insurance benefits. Since the timing and amount of payments for pension plans is not certain for future years, such payments have been excluded from this table. The Company expects to contribute a total of $20 million to $25 million into all pension plans during 2005. See Note 8 to the Consolidated Financial Statements for disclosures related to the Company's pension and other post retirement benefits.

(b) Projection is based upon an average debt portfolio interest rate of 5.00%. The calculation excludes the impact of the Beru transaction.

(c) The minimum royalty payments are related to the Honeywell royalty agreement discussed more fully in Note 12 to the Consolidated Financial Statements. The Company has other royalty agreements that are based on sales volumes. These royalty agreements do not have minimum royalty payments and are typically cancellable and have been excluded from the amounts in the table.

The Company does not have any long-term or fixed purchase obligations for inventories.

The Company has a credit agreement that is subject to the usual terms and conditions applied by banks to an investment grade company. The Company was in compliance with all covenants at December 31, 2004.

We believe that the combination of cash from operations, cash balances, available credit facilities and the universal shelf registration will be sufficient to satisfy our cash needs for our current level of operations and our planned operations, including the acquisition of Beru, for the foreseeable future. We will continue to balance our needs for internal growth, external growth, debt reduction, dividends and share repurchase.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2004, the accounts receivable securitization facility was sized at $50 million and has been in place with its current funding partner since January 1994. This facility sells accounts receivable without recourse.

The Company has certain leases that are recorded as operating leases. Types of operating leases include leases on the headquarters facility, an airplane, vehicles, and certain office equipment. The Company also has a lease obligation for production equipment at one of it facilities. The total expected future cash outlays for all lease obligations at the end of 2004 is $58.0 million. See Note 12 to the Consolidated Financial Statements for more information on operating leases, including future minimum payments.

The Company has guaranteed the residual values of the leased production equipment. The guarantees extend through the maturity of the underlying lease, which is in 2005. In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $16.3 million. We do not believe we have any potential loss due to this guarantee.

PENSION AND OTHER POST RETIREMENT BENEFITS

The Company's policy is to fund its defined benefit pension plans in accordance with applicable U.S., U.K., German and Japanese government regulations and to make additional contributions when management deems it appropriate. At December 31, 2004, all legal funding requirements had been met. The Company contributed $36.3 million to its pension plans in 2004 and $17.1 million in 2003. The Company expects to contribute a total of $20 million to $25 million in 2005.

The funded status of pension plans with accumulated benefit obligations in excess of plan assets improved from $(148.1) million at the end of 2003 to $(127.8) million at the end of 2004. The improvement was primarily due to positive returns on plan assets of $43.6 million and company contributions of $36.3 million, which were partially offset by interest costs of $28.8 million, service costs of $11.7 million and foreign currency translation of $9.7 million.

Other post retirement benefits primarily consist of post retirement health care benefits. The Company funds these benefits as retiree claims are incurred. Other post retirement benefits had an unfunded status of $(537.2) million at the end of 2004, and $(537.4) million at the end of 2003. The unfunded levels were relatively stable as increases in the liabilities related to a decline in the interest rate assumptions used to calculate the ending liabilities for each of the plans were offset by benefits of the new Medicare Part D plan enacted during 2004.

The Company believes it will be able to fund the requirements of these plans through cash generated from operations or other sources for the foreseeable future.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


OTHER MATTERS
CONTINGENCIES

In the normal course of business the Company and its subsidiaries are parties to various legal claims, actions and complaints, including matters involving intellectual property claims, general liability and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters or, if not, what the impact might be. The Company's environmental and product liability contingencies are discussed separately below. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

ENVIRONMENTAL

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 39 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to us, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors, we have established an accrual for indicated environmental liabilities with a balance at December 31, 2004 of approximately $25.7 million. We expect this amount to be expended over the next three to five years.

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

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company's acquisition of Kuhlman Electric's parent company, Kuhlman Corporation, in 1999. During 2000, Kuhlman Electric notified us that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant.

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of and remediate the contamination. The investigation revealed the presence of polychlorinated biphenyls (PCBs) in portions of the soil at the plant and neighboring areas. Clean up began in 2000 and is continuing. Kuhlman Electric and others, including the Company, have been sued in numerous related lawsuits, in which multiple claimants allege personal injury and property damage. The Company has moved to be dismissed from some of these lawsuits. The first trial in these lawsuits is currently scheduled to begin in March 2005.

We believe that the accrual for environmental liabilities is sufficient to cover any potential liability associated with this matter. However, due to the nature of environmental liability matters, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount accrued.

PRODUCT LIABILITY

Like many other industrial companies who have historically operated in the United States, the Company (or parties the Company indemnifies) continues to be named as one of many defendants in asbestos-related personal injury actions. Management believes that the Company's involvement is limited because, in general, these claims relate to a few types of automotive friction products, manufactured many years ago that contained encapsulated asbestos. The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm. At December 31, 2004, the Company had approximately 100,000 pending asbestos-related product liability claims. Of these outstanding claims, approximately 92,000 are pending in just three jurisdictions, where significant tort reform activities are underway. The Company's policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment. The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers. In 2004 of the 4,062 claims settled, only 255 (6.3%) resulted in any payment being made to a claimant by or on behalf of the Company. In 2003 of the 4,664 claims settled, only 273 (5.9%) resulted in any payment being made to claimants. The settlement costs of these claims were paid by the insurance carriers, except for the $1.0 million in 2004 as described in the paragraph below. Based upon the encapsulated nature of the products, our experiences in aggressively defending and resolving claims in the past, and our significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company's results of operations, cash flows or financial condition.

Prior to June 2004, all claims were covered by the Company's primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding agreement. In June 2004, the Company was notified by primary layer insurance

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

carriers of the exhaustion of their policy limits. This led the Company to access the next available layer of insurance coverage. Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding agreement. Two secondary layer insurers are currently not participating in this arrangement until they are satisfied through an audit process, that the primary level of insurance is exhausted. The Company therefore paid $1.0 million in defense and settlement costs in late 2004 and expects to recover those amounts from either these insurers, or the primary layer insurers if the exhaustion audit shows that primary layer insurance is still available.

The Company's contractual relationship with the secondary layer carriers provides a change in circumstances and allows the Company to take a more direct role in defending and settling claims than with the primary carriers. Previously, the Company's arrangement utilized the primary layer insurance carriers' positions to defend and negotiate the settlements with periodic input from the Company.

At December 31, 2004, the Company recorded a liability of $40.8 million; with a related asset of $40.8 million to recognize the insurance proceeds receivable to the Company for estimated claim losses. For 2003, the comparable value of the insurance receivable and accrued liability was $41.6 million.

The amounts recorded in the Consolidated Balance Sheets are as follows:


millions of dollars                                        2004        2003
----------------------------------------------------------------------------
Assets:
  Prepayments and other current assets            $        13.5   $    13.7
  Other non-current assets                                 27.3        27.9
                                               -----------------------------
    Total insurance receivable                    $        40.8   $    41.6
                                               -----------------------------
Liabilities:
  Accounts payable and accrued expenses           $        13.5   $    13.7
  Long-term liabilities -- other                           27.3        27.9
                                               -----------------------------
    Total accrued liability                       $        40.8   $    41.6
                                               -----------------------------

The insurance receivable and accrued liability of $41.6 million in 2003 have been reclassified as outlined above and the reclassification is not material to the Company's Consolidated Financial Statements.

We cannot reasonably estimate possible losses, if any, in excess of those for which we have accrued, because we cannot predict how many additional claims may be brought against the Company (or parties the Company has an obligation to indemnify) in the future, the allegations in such claims, the possible outcomes, or the impact of tort reform legislation currently being considered at the State and Federal levels.

A declaratory judgment action was filed in January 2004 in the Circuit Court of Cook County, Illinois by Continental Casualty Company and related companies
(CNA) against the Company and certain of its other historical general liability insurers. CNA provided the Company with both primary and additional layer insurance, and, in conjunction with other insurers, is currently defending and indemnifying the Company in all of its pending asbestos-related product liability claims. The lawsuit seeks to determine the extent of insurance coverage available to the Company including whether the available limits exhaust on a "per occurrence" or an "aggregate" basis, and to determine how the applicable coverage responsibilities should be apportioned. In addition to the primary insurance available for asbestos-related claims, the Company has substantial additional layers of insurance available for potential future asbestos-related product claims.

Although it is impossible to predict the outcome of pending or future claims; due to the encapsulated nature of the products, our experiences in aggressively defending and resolving claims in the past, and our significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company's results of operations, cash flows or financial condition.

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

SALES OF RECEIVABLES

The Company securitizes and sells certain receivables through third party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables. In the fourth quarter of 2003, the Company reduced the maximum size of the facility from $90 million to $50 million. In the fourth quarter of 2002, the Company reduced the maximum size of the facility from $120 million to $90 million.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations.

GOODWILL

The Company annually reviews its goodwill for impairment in the fourth quarter of each year for all of its reporting units, or when events and circumstances warrant such a review. This review requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable. However, different assumptions could materially affect the estimated fair value. The goodwill impairment test was performed in November 2004, and no impairment was found. Amortization continues to be recorded for other intangible assets with definite lives.

ENVIRONMENTAL ACCRUAL

We work with outside experts to determine a range of potential liability for environmental sites. The ranges for each individual site are then aggregated into a loss range for the total accrued liability. Management's estimate of the loss range for 2004 is between $21.3 million and $69.9 million. We record an accrual at the most probable amount unless one cannot be determined; in which case we record the accrual at the low end of the range. At the end of 2004, our total accrued environmental liability was $25.7 million.

PRODUCT WARRANTY

Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims as related to the warranty provisions of our sales agreements with customers. We actively study trends of warranty claims and take action to improve product quality and minimize warranty claims. We believe that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrued liability.

OTHER LOSS ACCRUALS AND VALUATION ALLOWANCES

The Company has numerous other loss exposures, such as customer claims, workers' compensation claims, litigation, and recoverability of assets. Establishing loss accruals or valuation allowances for these matters requires the use of estimates and judgment in regards to the risk exposure and ultimate realization. We estimate losses under the programs using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded liabilities for loss.

PENSION AND OTHER POST RETIREMENT BENEFITS

The Company provides post retirement benefits to a substantial portion of its employees. Costs associated with post retirement benefits include pension and post retirement health care expenses for employees, retirees and surviving spouses and dependents. The Company's employee pension and post retirement heath care expenses are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience.

The Company's approach to establishing the discount rate is based upon corporate bond indices. In the United States, the discount rate assumption is based upon the Moody's Aa Corporate Bond Index as of December 31, 2004, rounded up or down to the nearest 25 basis points. Based on this approach, at December 31, 2004, the Company lowered the discount rate for its U.S. pension and other benefit plans to 5.75% from 6.00% at December 31, 2003. For the U.K. plans, the discount rate assumption is based on the iBoxx AA rated bonds. At December 31, 2004, the discount rate used was 5.75%. For other locations, similar indices and methods are used.

The Company determines its expected return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Specifically, the Company analyzed the average historical broad market returns for various periods of time over the past 100 years for equities and over a 30-year period for fixed income securities, and adjusted the computed amount for any expected changes in the long-term outlook for the equity and fixed income markets. The Company's expected return on assets was based on expected equity and fixed income returns weighted by the percentage of assets allocated to each plan. The Company's estimate of the long-term rate of return on assets for its U.S. pension is 8.75% for 2004 and 2003; and 9.5% for 2002. The Company does not anticipate a change in the long-term rate of return on assets for pension benefits in 2005. For the U.K. plan, the expected return is based upon the relative weight of equity and debt investments, and the recent performance of those investments. The Company's estimate of the long-term rate of return on assets for its U.K. pension is 6.75% for 2004 and 2003, and 7.0% for 2002.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

                                                                              33
See Note 8 to the Consolidated Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

DERIVATIVES

The Company recognizes that certain normal business transactions generate risk. Example of risks include exposure to exchange risk related to transactions denominated in currencies other than the functional currency, changes in cost of major raw materials and supplies, and changes in interest rates. It is the objective and responsibility of the Company to assess the impact of these transactions risks, and offer protection from selected risks through various methods including financial derivatives. All derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are matched with the underlying transactions. The Company does not engage in any derivative transactions for purposes other than hedging specific risks.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which was revised in December 2003. FIN No. 46R requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN No. 46R also provides the framework for determining whether a variable interest entity should be consolidated. For the Company, this Interpretation, as revised, was effective January 1, 2004. The Company has no variable interest entities required to be consolidated as a result of adopting FIN No. 46R.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (Medicare Act) introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans. In January 2004, the FASB issued FASB Staff Position (FSP) No. 106-1, "Accounting Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003." FSP 106-1 permits a sponsor of a post retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Act if there is insufficient data, time or guidance available to ensure appropriate accounting. The Company is a sponsor of post retirement health care plans that provide prescription benefits and, in accordance with the one-time election under FSP 106-1, elected to defer accounting for the Medicare Act. In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which supersedes FSP 106-1, to address the accounting and disclosure requirements related to the Medicare Act. This FSP was adopted by the Company beginning with its third quarter ended September 30, 2004. The effect of the adoption was to reduce the Company's 2004 post retirement benefits expense by $6.8 million.

In November 2004, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 151, "Inventory Costs" which is an amendment of ARB No. 43, Chapter
4. This statement provides clarification of accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Generally, this statement requires that those items be recognized as current period charges. SFAS 151 will be effective for the Company on January 1, 2006. The Company is currently evaluating the impact that the adoption of SFAS 151 will have on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (AJCA), and FSP 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJCA." These two FSPs provide guidance on the application of the new provisions of the AJCA, which was signed into law on October 22, 2004.

The AJCA provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the AJCA provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under the guidance in FSP 109-1, the deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. The Company expects the net effect of the phase out of the ETI and the phase in of this new deduction will not have a material impact on its effective tax rate.

FSP 109-2 provides guidance on the accounting for the deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations in 2005. Under the guidance set forth in FSP 109-2, the Company is allowed time beyond the financial reporting period of enactment to evaluate the effect of the AJCA on its plan for reinvestment or repatriation of foreign earnings. The Company has started an evaluation of the effects of the repatriation provision; however, the Company does not expect to be able to complete this evaluation until after the U.S. Congress or the Treasury Department provides additional clarifying language on key elements of the provision. The Company expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that the Company is considering for repatriation under this provision is between zero and $74 million. The related range of income tax effects of such repatriation cannot be reasonably estimated until guidance is issued by Congress or the Treasury Department.

In December 2004, the FASB issued SFAS No. 123R, "Shared-Based Payment" which requires companies to measure and recognize compensation expense for all share-based payments at fair value. Share-based payments include stock option grants and certain transactions under other Company stock plans. The Company grants options to

Management's Discussion and Analysis
of Financial Condition and Results of Operations

purchase common stock of the Company to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options are granted. SFAS 123R will be effective for the Company beginning July 1, 2005. The Company is currently evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial position, results of operations and cash flows.

QUALITATIVE AND QUANTITATIVE DISCLOSURE
ABOUT MARKET RISK

The Company's primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used or consumed in our manufacturing operations. Some of our commodity purchase price risk is covered by supply agreements with customers and suppliers. Other commodity purchase price risk is addressed by hedging strategies, which include forward contracts. The Company enters into derivative instruments only with high credit quality counterparties and diversifies its positions across such counterparties in order to reduce its exposure to credit losses. We do not engage in any derivative instruments for purposes other than hedging specific risks.

We have established policies and procedures to manage sensitivity to interest rate, foreign currency exchange rate and commodity purchase price risk, which include monitoring the level of exposure to each market risk.

INTEREST RATE RISK

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company selectively uses interest rate swaps to reduce market value risk associated with changes in interest rates (fair value hedges). At the end of 2004, the amount of net debt with fixed interest rates was 62% of total debt, including the impact of the interest rate swaps. Our earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to floating money market rates. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense for 2004 of approximately $1.3 million, and $1.0 million in 2003.

We also measure interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2004, the net fair value of these instruments would increase by approximately $23.8 million if interest rates decreased and would decrease by approximately $21.9 million if interest rates increased. Our interest rate sensitivity analysis assumes a constant shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 2003, measured in a similar manner, was slightly greater than at December 31, 2004.

FOREIGN CURRENCY EXCHANGE RATE RISK

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Currently, our most significant currency exposures relate to the Euro, the Japanese Yen, the British Pound, the Hungarian Forint and the South Korean Won. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities in markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans and cross currency swaps. Such non-U.S. Dollar debt was $324.6 million as of December 31, 2004 and $184.0 million as of December 31, 2003. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In addition, the Company periodically enters into forward currency contracts in order to reduce exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency. In the aggregate, our exposure related to such transactions was not material to our financial position, results of operations or cash flows in both 2004 and 2003.

COMMODITY PRICE RISK

Commodity price risk is the possibility that we will incur economic losses due to adverse changes in the cost of raw materials used in the production of our products. Commodity forward and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals and natural gas consumption used in the manufacturing of automotive components. As of December 31, 2004, and 2003, we had contracts with a total notional value of $3.4 and $1.1 million, respectively.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 2004. The Company does not undertake any obligation to update any forward-looking statement.

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

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with auditing standards generally accepted in the United States of America and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 2004, the Company's system of internal control was effective to accomplish the objectives set forth in the first sentence of this paragraph.

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



/s/ Timothy M. Manganello        /s/ Robin J. Adams
-------------------------        -------------------------
Timothy M. Manganello            Robin J. Adams
Chairman and                     Executive Vice President,
Chief Executive Officer          Chief Financial Officer &
                                 Chief Administrative Officer
March 7, 2005


To The Board of Directors and Stockholders of BorgWarner Inc.:

We have audited the consolidated balance sheets of BorgWarner Inc. and Consolidated Subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and Consolidated Subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Detroit, Michigan

March 7, 2005

Consolidated Statements of Operations

millions of dollars, except per share amounts
For the Year Ended December 31,                                                2004         2003       2002
-------------------------------------------------------------------------------------------------------------
Net sales                                                                  $3,525.3     $3,069.2   $2,731.1
Cost of sales                                                               2,874.2      2,482.5    2,176.5
                                                                           ----------------------------------
  Gross profit                                                                651.1        586.7      554.6
Selling, general and administrative expenses                                  339.0        316.9      303.5
Other, net                                                                      3.0         (0.1)      (0.9)
                                                                           ----------------------------------
  Operating income                                                            309.1        269.9      252.0
Equity in affiliates earnings, net of tax                                     (29.2)       (20.1)     (19.5)
Interest expense and finance charges                                           29.7         33.3       37.7
                                                                           ----------------------------------
Earnings before income taxes                                                  308.6        256.7      233.8
Provision for income taxes                                                     81.2         73.2       77.2
Minority interest, net of tax                                                   9.1          8.6        6.7
                                                                           ----------------------------------
Net earnings before cumulative effect of accounting change                    218.3        174.9      149.9
Cumulative effect of change in accounting principle, net of tax                  --           --     (269.0)
                                                                           ----------------------------------
Net earnings/(loss)                                                        $  218.3     $  174.9    $(119.1)
                                                                           ----------------------------------
Earnings/(loss) per share -- basic:
  Earnings per share before cumulative effect of accounting change         $   3.91     $   3.23    $  2.82
  Cumulative effect of change in accounting principle                            --           --      (5.05)
                                                                           ----------------------------------
   Earnings/(loss) per share -- basic                                      $   3.91     $   3.23    $ (2.23)
                                                                           ----------------------------------
Earnings/(loss) per share -- diluted:
  Earnings per share before cumulative effect of accounting change         $   3.86     $   3.20    $  2.79
  Cumulative effect of change in accounting principle                            --           --      (5.01)
                                                                           ----------------------------------
    Earnings/(loss) per share -- diluted                                   $   3.86     $   3.20    $ (2.22)
                                                                           ----------------------------------
Average shares outstanding (thousands):
  Basic                                                                      55,872       54,116     53,250
  Diluted                                                                    56,537       54,604     53,708



See Accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries


millions of dollars
December 31,                                                                         2004        2003
--------------------------------------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                                                        $  229.7    $  113.1
Receivables                                                                         499.1       414.9
Inventories                                                                         223.4       201.3
Deferred income taxes                                                                22.6        32.8
Investment in business held for sale                                                 44.2        32.0
Prepayments and other current assets                                                 55.3        44.2
                                                                               -------------------------
    Total current assets                                                          1,074.3       838.3
Land                                                                                 45.0        42.3
Buildings                                                                           358.2       327.4
Machinery and equipment                                                           1,352.3     1,216.0
Capital leases                                                                        1.1         2.8
Construction in progress                                                            103.0        77.2
                                                                               -------------------------
                                                                                  1,859.6     1,665.7
Less accumulated depreciation                                                       782.4       680.4
                                                                               -------------------------
    Net property, plant and equipment                                             1,077.2       985.3
Tooling, net of amortization                                                        102.1        90.5
Investments and advances                                                            193.7       177.3
Goodwill                                                                            860.8       852.0
Other noncurrent assets                                                             221.0       197.1
                                                                               -------------------------
    Total other assets                                                            1,377.6     1,316.9
                                                                               -------------------------
       Total assets                                                              $3,529.1    $3,140.5
                                                                               -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current portion of long-term debt                              $   16.5    $   10.0
Accounts payable and accrued expenses                                               608.0       474.0
Income taxes payable                                                                 39.3          --
                                                                               -------------------------
    Total current liabilities                                                       663.8       484.0
Long-term debt                                                                      568.0       645.5
Long-term liabilities:
  Retirement-related liabilities                                                    498.0       503.0
  Other                                                                             242.9       230.4
                                                                               -------------------------
    Total long-term liabilities                                                     740.9       733.4
Minority interest in consolidated subsidiaries                                       22.2        17.2
Capital stock:
  Preferred stock, $0.01 par value; authorized shares: 5,000,000; none issued          --          --
  Common stock, $0.01 par value; authorized shares: 150,000,000;
    issued shares: 2004, 56,361,167 and 2003, 55,229,854;
    outstanding shares: 2004, 56,357,183; 2003, 55,157,190                            0.6         0.3
  Non-voting common stock, $0.01 par value; authorized shares: 25,000,000;
    none issued and outstanding                                                        --          --
Capital in excess of par value                                                      797.1       756.3
Retained earnings                                                                   681.4       491.3
Accumulated other comprehensive income                                               55.2        14.0
Common stock held in treasury, at cost: 2004, 3,984 shares; 2003,
  72,664 shares                                                                      (0.1)       (1.5)
                                                                               -------------------------
    Total stockholders' equity                                                    1,534.2     1,260.4
                                                                               -------------------------
       Total liabilities and stockholders' equity                                $3,529.1    $3,140.5
                                                                               -------------------------

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

millions of dollars
For the Year Ended December 31,                                                 2004       2003       2002
--------------------------------------------------------------------------------------------------------------
OPERATING
Net earnings/(loss)                                                          $ 218.3    $ 174.9    $(119.1)
Adjustments to reconcile net earnings/(loss) to net cash flows from operations:
Non-cash charges (credits) to operations:
  Depreciation                                                                 138.8      124.5      108.1
  Amortization of tooling                                                       38.2       36.8       29.3
  Cumulative effect of change in accounting principle, net of tax                 --         --      269.0
  Employee retirement benefits funded with common stock                         25.8       12.9       20.8
  Deferred income tax provision                                                 13.8       40.0       30.4
  Equity in affiliate earnings, net of dividends received, minority
   interest and other                                                            5.8       (3.7)      (4.1)
                                                                            ----------------------------------
    Net earnings adjusted for non-cash charges                                 440.7      385.4      334.4
Changes in assets and liabilities, net of effects of divestitures:
  (Increase) in receivables                                                    (60.4)     (90.4)     (67.4)
  (Increase) in inventories                                                    (12.7)      (9.1)     (29.3)
  (Increase) decrease in prepayments                                            (7.0)       7.3       (3.4)
  Increase (decrease) in accounts payable and accrued expenses                 113.1       (0.3)     (14.7)
  Increase (decrease) in income taxes payable                                   36.0       (0.2)      14.1
  Net change in other long-term assets and liabilities                         (83.1)      14.2       27.7
                                                                            ----------------------------------
    Net cash provided by operating activities                                  426.6      306.9      261.4

INVESTING
Capital expenditures                                                          (204.9)    (172.0)    (138.4)
Tooling outlays, net of customer reimbursements                                (47.5)     (42.4)     (27.7)
Net proceeds from asset disposals                                                4.2        8.0       12.3
Proceeds from sale of businesses                                                  --        5.4        3.3
Tax refunds related to businesses sold                                            --         --       20.5
Contingent valuation payment on acquired business                                 --      (12.8)        --
Investment in unconsolidated subsidiary                                         (9.0)     (14.4)        --
                                                                            ----------------------------------
    Net cash used in investing activities                                     (257.2)    (228.2)    (130.0)

FINANCING
Net increase (decrease) in notes payable                                         5.3       (5.5)     (22.8)
Additions to long-term debt                                                      0.6        0.3        2.3
Repayments of long-term debt                                                   (61.8)     (16.1)     (85.3)
Payments for purchase of treasury stock                                           --       (2.5)     (18.1)
Proceeds from stock options exercised                                           14.4       39.3        9.8
Dividends paid                                                                 (27.9)     (19.4)     (16.0)
                                                                            ----------------------------------
    Net cash used in financing activities                                      (69.4)      (3.9)    (130.1)
Effect of exchange rate changes on cash and cash equivalents                    16.6        1.7        2.4
                                                                            ----------------------------------
Net increase in cash and cash equivalents                                      116.6       76.5        3.7
Cash and cash equivalents at beginning of year                                 113.1       36.6       32.9
                                                                            ----------------------------------
Cash and cash equivalents at end of year                                     $ 229.7    $ 113.1    $  36.6
                                                                            ----------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Net cash paid/(refunded) during the year for:
  Interest                                                                   $  29.3    $  34.5    $  39.5
  Income taxes                                                                  35.0       24.4      (11.0)
Non-cash financing transactions:
  Issuance of common stock for Executive Stock Performance Plan              $   1.7    $   3.3    $   1.2
  Issuance of restricted common stock for non-employee directors                 0.3         --         --



See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries


                                                                                  millions of dollars
                                                   ---------------------------------------------------------------------------------
                                                                                                                       Comprehensive
                              Number of shares                            Stockholders' equity                         income/(loss)
                            -------------------    ------------------------------------------------------------------- -------------
                                                                                                          Accumulated
                            Issued       Common    Issued  Capital in             Management                    other
                            common     stock in    common   excess of  Treasury  shareholder  Retained  comprehensive
                             stock     treasury     stock   par value    stock         notes  earnings   income/(loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2002  54,079,936  (1,349,598)  $  0.3     $ 715.7   $(27.6)     $ (2.0)   $ 470.9          $(53.1)

 Purchase of treasury
  stock                           --    (770,000)                  --    (18.1)         --         --              --         --
  Dividends declared              --          --       --          --       --          --      (16.0)             --         --
 Shares issued under
  stock incentive plans           --     435,264       --         0.9      8.9          --         --              --         --
 Shares issued under
  executive stock plan            --      46,560       --         0.3      0.9          --         --              --         --
 Shares issued under
  retirement savings
  plans                      717,846          --       --        20.8       --          --         --              --         --

 Net loss                         --          --       --          --       --          --     (119.1)             --    $(119.1)
 Adjustment for minimum
  pension liability               --          --       --          --       --          --         --           (42.3)     (42.3)
 Currency translation and
  hedge instruments
  adjustment                      --          --       --          --       --          --         --            40.9       40.9
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31,     54,797,782  (1,637,77)   $ 0.3     $ 737.7    $(35.9)     $ (2.0)   $335.80          $(54.5)   $(120.5)
 2002

 Purchase of treasury
  stock                           --     (83,860)                  --     (2.5)         --         --              --         --
 Dividends declared               --          --       --          --       --          --      (19.4)             --         --
 Management shareholder
  notes                           --          --       --          --       --         2.0         --              --         --
 Shares issued under
  stock incentive plans           --   1,517,208       --         5.3     34.0          --         --              --         --
 Shares issued under
  executive stock plan            --     131,762       --         0.4      2.9          --         --              --         --
 Shares issued under
  retirement savings
  plans                      432,072          --       --        12.9       --          --         --              --         --
 Net income                       --          --       --          --       --          --      174.9              --     $174.9
 Adjustment for
  minimum
  pension liability               --          --       --          --       --          --         --             0.7        0.7
Currency
translation and hedge
instruments                       --          --       --          --       --          --         --            67.8       67.8
adjustment
------------------------------------------------------------------------------------------------------------------------------------
Balance, December          55,229,854    (72,664)   $ 0.3     $ 756.3   $ (1.5)       $ --  $   491.3           $14.0     $243.4
31, 2003


Dividends declared                --          --       --          --       --          --      (27.9)             --         --
Stock split                       --          --      0.3          --       --          --       (0.3)             --         --
Shares issued
  under stock
  incentive plans            523,994      68,680       --        13.0      1.4          --         --              --         --
Shares issued under
  executive stock plan        41,252          --       --         1.7       --          --         --              --         --
Restricted shares
  issued under
  stock incentive plan         6,400          --       --         0.3       --          --         --              --         --
Shares issued under
  retirement savings         559,667          --       --        25.8       --          --         --              --         --
  plans
Net income                        --          --       --          --       --          --      218.3              --     $218.3
Adjustment for
  minimum
  pension liability               --          --       --          --       --          --         --            12.8       12.8
Currency
  translation and hedge
  instruments                     --          --       --          --       --          --         --            28.4       28.4
  adjustment
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER          56,361,167     (3,984)   $ 0.6     $ 797.1   $ (0.1)       $ --     $681.4           $55.2     $259.5
31, 2004
------------------------------------------------------------------------------------------------------------------------------------


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

The following paragraphs briefly describe the Company's significant accounting policies.

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

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include all significant majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS Cash and cash equivalents are valued at cost, which approximates fair market value. It is the Company's policy to classify investments with original maturities of three months or less as cash and cash equivalents.

ACCOUNTS RECEIVABLE The Company securitizes and sells certain receivables through third party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables. In the fourth quarter of 2003, the Company reduced the maximum size of the facility from $90 million to $50 million. In the fourth quarter of 2002, the Company reduced the maximum size of the facility from $120 million to $90 million.

During the year ended December 31, 2004, total cash proceeds from sales of accounts receivable were $600 million. The Company paid servicing fees of $0.9 million, $1.3 million, and $2.5 million in 2004, 2003, and 2002, respectively, related to these receivables. These amounts are recorded in interest expense and finance charges in the Consolidated Statements of Operations. At December 31, 2004 and 2003, the Company had sold $50 million of receivables under a Receivables Transfer Agreement for face value without recourse.

INVENTORIES Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) or average-cost methods. Inventory held by U.S. operations was $106.1 million in 2004 and $97.1 million in 2003. Such inventories, if valued at current cost instead of LIFO, would have been greater by $6.6 million in 2004 and $3.6 million in 2003.

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

GOODWILL AND OTHER INTANGIBLE ASSETS The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Under the transitional provisions of this statement, the Company allocated goodwill to its reporting units and performed the two-step impairment analysis. The fair value of the Company's businesses used in determination of the goodwill impairment was computed using the expected present value of associated future cash flows. As a result of this analysis, the Company determined that goodwill associated with its Emissions/Thermal Systems business unit was impaired due to fundamental changes in their served markets, particularly the medium and heavy truck markets, and weakness at a major customer. A resulting pre-tax charge of $345 million, $269 million after tax, was recorded. The impairment loss was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. The changes in the carrying amount of goodwill for the twelve months ended December 31, 2002, 2003 and 2004, are as follows:

millions of dollars              Drivetrain     Engine          Total
---------------------------------------------------------------------------
Balance at January 1, 2002      $     133.7   $1,026.9       $1,160.6
Change in accounting principle           --     (345.0)        (345.0)
Translation adjustment                   --       11.4           11.4
                              ---------------------------------------------
Balance at December 31, 2002    $     133.7    $ 693.3       $  827.0
Contingent valuation payment
  on acquired business                   --       12.8           12.8
Translation adjustment                  0.6       11.6           12.2
                              ---------------------------------------------
Balance at December 31, 2003    $     134.3    $ 717.7       $  852.0
Translation adjustment                  0.3        8.5            8.8
                              ---------------------------------------------
Balance at December 31, 2004    $     134.6    $ 726.2       $  860.8
                              ---------------------------------------------

In the fourth quarter of each year, or when events and circumstances warrant such a review, the Company reviews the goodwill for all of its reporting units for impairment. This review requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable. However, different assumptions could materially affect the estimated fair value. The goodwill impairment test was performed in November 2004. The results of that analysis did not indicate an impairment of the book value of the Company's goodwill.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries


The Company had intangible assets, primarily trade names, with a cost of $14.7 million, less accumulated amortization of $9.8 million and $8.7 million at December 31, 2004 and 2003, respectively. The intangible assets are being amortized on a straightline basis over their legal lives, which range from 10 to 15 years. Annual amortization expense recognized was $1.1 million in each of the years 2004, 2003, and 2002. The estimated future annual amortization expense for each of the successive years 2005 through 2008 is $1.2 million.

REVENUE RECOGNITION The Company recognizes revenue upon shipment of product when title and risk of loss pass to the customer. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

FINANCIAL INSTRUMENTS Financial instruments consist primarily of investments in cash, short-term securities and receivables, and obligations under accounts payable, and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Note 6.

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds were recorded at their estimated fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. In 2001, the sale agreement with Coleman Cable was renegotiated, resulting in the exchange of the corporate bonds along with a purchase price receivable, for $3 million in cash and a $2 million note, which was fully collected in 2002. During the first quarter of 2004 the Kuhlman Electric agreement was renegotiated whereby the Company received a payment of $2.5 million and a new note from Kuhlman Electric Corporation. The maturity of this new note is April 2012. The face value of the note is $4.5 million at December 31, 2004.

DERIVATIVE FINANCIAL INSTRUMENTS The Company recognizes that certain normal business transactions generate risk. Examples of risks include exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency, changes in cost of major raw materials and supplies, and changes in interest rates. It is the objective and responsibility of the Company to assess the impact of these transaction risks, and offer protection from selected risks through various methods including financial derivatives. All derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are matched with the underlying transactions. The Company does not engage in any derivative transactions for purposes other than hedging specific risks.

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

PRODUCT WARRANTIES The Company provides warranties on some of its products. The warranty terms are typically from one to three years. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual. The accrual is represented in both long-term and short-term liabilities on the balance sheet.

Below is a table that shows the activity in the warranty accrual accounts:

millions of dollars                     2004         2003        2002
-------------------------------------------------------------------------
Beginning balance                  $    28.7     $   23.7     $  19.5
Provisions                              10.2         12.4        14.2
Payments                               (12.5)        (7.4)      (10.0)
                                 ----------------------------------------
Ending balance                     $    26.4     $   28.7     $  23.7
                                 ----------------------------------------
Classified in the Consolidated
  Balance Sheets as:
Accounts payable and accrued
  expenses                         $    16.1     $   17.6     $  14.4
                                 ----------------------------------------
Other long term liability          $    10.3     $   11.1     $   9.3
                                 ----------------------------------------

STOCK BASED COMPENSATION SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," encourage, but do not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the Company's common stock at the date of grant, which is the measurement date. Further disclosure about the Company's stock compensation plans can be found in Note 9. The following table illustrates the effect on the Company's net earnings/(loss) and net earnings/(loss) per share if the Company had applied the fair value recognition provision of SFAS No. 123.

 millions of dollars, except per share data        2004       2003       2002
------------------------------------------------------------------------------
 Net earnings/(loss), as reported              $  218.3    $ 174.9   $  (119.)
Add: Stock-based employee
  compensation expense included
  in net income, net of income tax                  1.6        2.7        4.5
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method
  for all awards, net of income tax                (7.7)      (7.7)     (10.7)
                                            ----------------------------------
Pro forma net earnings/(loss)                  $  212.2    $ 169.9   $ (125.3)
                                            ----------------------------------
Earnings/(loss) per share:

  Basic - as reported                          $   3.91    $  3.23   $  (2.23)
  Basic - pro forma                            $   3.80    $  3.14   $  (2.36)
  Diluted - as reported                        $   3.86    $  3.20   $  (2.22)
  Diluted - pro forma                          $   3.75    $  3.11   $  (2.34)

Notes to Consolidated Financial Statements

NEW ACCOUNTING PRONOUNCEMENTS In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which was revised in December 2003. FIN No. 46R requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN No. 46R also provides the framework for determining whether a variable interest entity should be consolidated. For the Company, this Interpretation, as revised, was effective January 1, 2004. The Company has no variable interest entities required to be consolidated as a result of adopting FIN No. 46R.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (Medicare Act) introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans. In January 2004, the FASB issued FASB Staff Position (FSP) No. 106-1, "Accounting Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003." FSP 106-1 permits a sponsor of a post retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Act if there is insufficient data, time or guidance available to ensure appropriate accounting. The Company is a sponsor of post retirement health care plans that provide prescription benefits and, in accordance with the one-time election under FSP 106-1, elected to defer accounting for the Medicare Act. In May 2004, the FASB issued FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which supersedes FSP 106-1, to address the accounting and disclosure requirements related to the Medicare Act. The FSP was effective for the Company beginning with its third quarter ended September 30, 2004. The effect of the adoption was to reduce the Company's 2004 post retirement benefits expense by $6.8 million.

In November 2004, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 151, "Inventory Costs" which is an amendment of ARB No.43, Chapter 4. This statement provides clarification of accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Generally, this statement requires that those items be recognized as current period charges. SFAS 151 will be effective for the Company on January 1, 2006. The Company is currently evaluating the impact that the adoption of SFAS 151 will have on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (AJCA), and FAS 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision

within the AJCA". These two FSPs provide guidance on the application of the new provisions of the AJCA, which was signed into law on October 22, 2004.

The AJCA provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the AJCA provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under the guidance in FSP 109-1, the deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. The Company expects the net effect of the phase out of the ETI and the phase in of this new deduction will not have a material impact on its effective tax rate.

FSP 109-2 provides guidance on the accounting for the deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations in 2005. Under guidance set forth in FAS 109-2, the Company is allowed time beyond the financial reporting period of enactment to evaluate the effect of the AJCA on its plan for reinvestment or repatriation of foreign. The Company has started an evaluation of the effects of the repatriation provision; however, the Company does not expect to be able to complete this evaluation until after the U.S. Congress or the Treasury Department provides additional clarifying language on key elements of the provision. The Company expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that the Company is considering for repatriation under this provision is between zero and $74 million. The related range of income tax effects of such repatriation cannot be reasonably estimated until guidance is issued by Congress or the Treasury Department.

In December 2004, the FASB issued SFAS No. 123R, "Shared-Based Payment" which requires companies to measure and recognize compensation expense for all share-based payments at fair value. Share-based payments include stock option grants and certain transactions under other Company stock plans. The Company grants options to purchase common stock of the Company to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options are granted. SFAS 123R will be effective for the Company beginning July 1, 2005. The Company is currently evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial position, results of operations and cash flows.

RECLASSIFICATION Certain prior period amounts have been reclassified to conform to the current year's presentation and are not material to the Company's Consolidated Financial Statements.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

NOTE 2
RESEARCH AND DEVELOPMENT COSTS

The Company spent approximately $123.1 million, $118.2 million, and $109.1 million in 2004, 2003 and 2002, respectively, on research and development (R&D) activities. R&D costs are included primarily in the selling, general, and administrative expenses of the Consolidated Statements of Operations. Not included in these amounts were customer-sponsored R&D activities of approximately $31.8 million, $22.3 million, and $14.2 million in 2004, 2003, and 2002, respectively.

NOTE 3

OTHER INCOME

Items included in other income consist of:

millions of dollars
Year Ended December 31,                 2004          2003       2002
-------------------------------------------------------------------------
Gain on sale of business              $   --     $     0.5     $   --
Interest income                          0.7           0.8        1.7
Loss on asset disposals, net            (3.5)         (1.7)      (1.5)
Other                                   (0.2)          0.5        0.7
                             --------------------------------------------
                                      $ (3.0)    $     0.1     $  0.9
                             --------------------------------------------


NOTE 4
INCOME TAXES

Earnings before income taxes and the provision for income taxes are presented in the following table. The earnings before income taxes amounts for 2003 and 2002 have been presented to conform to the 2004 U.S. versus non-U.S. presentation.

                                     2004                         2003                       2002
millions of dollars        U.S.   Non-U.S.  Total      U.S.   Non-U.S.  Total       U.S.   Non-U.S.   Total
-----------------------------------------------------------------------------------------------------------
Earnings before taxes   $117.8     $190.8  $308.6    $120.5     $136.2  $256.7   $163.7      $70.1    233.8
                        -----------------------------------------------------------------------------------
Provision for income
  taxes:


  Current:
    Federal/foreign        1.4       63.8    65.2      18.5       13.1    31.6     11.1       10.6     21.7
    State                  2.2         --     2.2       1.6         --     1.6      3.1         --      3.1
                        -----------------------------------------------------------------------------------
                           3.6       63.8    67.4      20.1       13.1    33.2     14.2       10.6     24.8

  Deferred                11.1        2.7    13.8      18.5       21.5    40.0     44.8        7.6     52.4
                        -----------------------------------------------------------------------------------
Total provision for
  income taxes          $ 14.7    $  66.5  $ 81.2    $ 38.6     $ 34.6  $ 73.2   $ 59.0      $18.2    $77.2
                        -----------------------------------------------------------------------------------
Effective tax rate        12.4%      34.9%   26.3%     32.0%      25.4%   28.5%    36.0%      26.0%    33.0%
                        -----------------------------------------------------------------------------------

The provision for income taxes resulted in an effective tax rate for 2004 of 26.3% compared with rates of 28.5% in 2003 and 33.0% in 2002. Our effective tax rates have been lower than the standard federal and state tax rates due to the realization of certain R&D and foreign tax credits; foreign rates, which differ from those in the U.S.; and offset by non-deductible expenses. In addition, the Company made an $11.4 million year-end adjustment to various tax accounts due to changes in circumstances related to various tax items, including changes in tax laws. The year-end adjustment resulted in a reduction in the U.S. effective tax rate for 2004.


The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars                    2004          2003        2002
-------------------------------------------------------------------------
Income taxes at U.S. statutory
  rate of 35%                     $   108.0     $    89.8     $  81.8
Increases (decreases) resulting
  from:
  Income from non-U.S. sources
    including withholding taxes         3.6          (8.5)       (2.2)
  Business tax credits, net            (6.2)         (6.3)       (4.7)
  Affiliate earnings                  (10.2)         (7.0)       (6.8)
  Non-temporary differences and
    other                             (14.0)          5.2         9.1
                                -----------------------------------------
 Provision for income taxes as
    reported                      $    81.2     $    73.2     $  77.2
                                -----------------------------------------

Notes to Consolidated Financial Statements

Following are the gross components of deferred tax assets and liabilities as of December 31, 2004 and 2003:

millions of dollars                                 2004          2003
--------------------------------------------------------------------------
Current deferred tax assets:

  Foreign tax credits                            $   9.0      $    7.1
  Research and development credits                   6.0           7.6
  Employee related                                   5.1           5.8
  Warranties                                          --           5.7
  Other                                              2.5           6.6
                                        ----------------------------------
Total current deferred tax assets                $  22.6      $   32.8
                                        ----------------------------------
Non-current deferred tax assets:
  Pension and other post retirement
   benefits                                      $  92.1      $   90.4
  Other comprehensive income                        36.3          33.1
  Employee related                                   9.0           8.7
  Goodwill                                           3.5          13.9
  Litigation and environmental                       9.2           7.9
  Warranties                                         7.7            --
  Foreign tax credits                                2.6            --
  Research and development credits                   4.9            --
  Other                                              5.3           1.0
                                        ----------------------------------
Non-current deferred tax assets                  $ 170.6     $   155.0
Non-current deferred tax liabilities:
  Fixed assets                                   $(163.4)    $  (163.8)
  Lease obligation - production
   equipment                                        (9.0)           --
  Other                                             (7.0)           --
                                        ----------------------------------
Non-current deferred tax liabilities             $(179.4)    $  (163.8)
                                        ----------------------------------
Net deferred tax asset (current and
 non-current)                                    $  13.8     $    24.0
                                        ----------------------------------

The deferred tax assets (current and non-current) and liabilities recognized in the Company's Consolidated Balance Sheets are as follows:


millions of dollars                                 2004          2003
--------------------------------------------------------------------------
Deferred income taxes - current assets          $   22.6     $    32.8
Other non-current assets                            51.8          48.5
Other long-term liabilities                        (60.6)        (57.3)
                                        ----------------------------------
  Net deferred tax asset
    (current and non-current)                   $   13.8     $    24.0
                                        ----------------------------------


The other non-current assets are primarily comprised of amounts from the U.S., France and Korea. The other long-term liabilities are primarily comprised of amounts from Germany, Italy, U.K., Japan, and Canada. The non-current deferred tax asset in 2003 of $48.5 million was previously presented as a reduction of the non-current deferred tax liability; this amount has been reclassified to other non-current assets on the 2003 Consolidated Balance Sheets and the reclassification is not material to the Company's Consolidated Financial Statements.

The foreign tax credits will expire beginning in 2012 through 2014. The R&D tax credits will expire beginning in 2022 through 2024. The company also has deferred tax assets for minimum tax credits of $3.2 million, which can be carried forward indefinitely.

No deferred income taxes have been provided on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries or foreign corporate joint ventures totaling $353.9 million in 2004, as these amounts are essentially permanent in nature. The excess amount will become taxable on a repatriation of assets or sale or liquidation of the investment. It is not practicable to determine the unrecognized deferred tax liability on the excess amount because the actual tax liability on the excess amount, if any, is dependent on circumstances existing when remittance occurs.

NOTE 5

BALANCE SHEET INFORMATION

Detailed balance sheet data are as follows:


millions of dollars
December 31,                                              2004        2003
--------------------------------------------------------------------------
Receivables:
  Customers                                           $  453.9   $   374.6
  Other                                                   56.1        46.0
                                                   ------------------------
    Gross receivables                                    510.0       420.6
  Less allowance for losses                               10.9         5.7
                                                   ------------------------
    Net receivables                                   $  499.1   $   414.9
                                                   ------------------------
Inventories:
  Raw material                                        $  104.6   $    95.5
  Work in progress                                        69.8        65.1
  Finished goods                                          49.0        40.7
                                                   ------------------------
    Total inventories                                 $  223.4   $   201.3
                                                   ------------------------
Investments and advances:
  NSK-Warner                                          $  188.2   $   172.1
  Other                                                    5.5         5.2
                                                   ------------------------
Total investments and advances                        $  193.7   $   177.3
                                                   ------------------------
Other non-current assets:
  Deferred pension assets                             $  113.1   $    90.8
  Product liability insurance receivable                  27.3        27.9
  Deferred income taxes, net                              51.8        48.5
  Other                                                   28.8        29.9
                                                   ------------------------
      Total other non-current assets                  $  221.0   $   197.1
                                                   ------------------------
Accounts payable and accrued expenses:
  Trade payables                                      $  390.6   $   300.0
  Payroll and related                                     74.5        63.7
  Insurance                                               25.2        24.0
  Warranties                                              16.1        17.6
  Product liability accrual                               13.5        13.7
  Other                                                   88.1        55.0
                                                   ------------------------
     Total accounts payable and
       accrued expenses                               $  608.0   $   474.0
                                                   ------------------------
Other long-term liabilities:
  Environmental accruals                              $   25.7   $    19.6
  Warranties                                              10.3        11.1
  Deferred income taxes, net                              60.6        57.3
  Product liability accrual                               27.3        27.9
  Other                                                  119.0       114.5
                                                   ------------------------
     Total other long-term liabilities                $  242.9   $   230.4
                                                   ------------------------


NSK-WARNER

The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries
feasible. NSK-Warner is the joint venture partner with a 40% interest in the Drivetrain Group's Korean subsidiary, BorgWarner Transmission Systems Korea Inc. Dividends received from NSK-Warner were $23.9 million in 2004, $9.7 million in 2003, and $8.4 million in 2002.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended November 30, 2004, 2003 and 2002 (unaudited):


millions of dollars                           2004         2003      2002
--------------------------------------------------------------------------
Balance sheets:
  Current assets                          $  242.3     $  210.7   $ 176.0
  Non-current assets                         180.7        173.3     151.0
  Current liabilities                        126.2        108.8      85.2
  Non-current liabilities                     18.5         14.8      10.7
Statements of operations:
  Net sales                                $ 443.5      $ 356.5   $ 303.8
  Gross profit                                97.3         71.4      69.8
  Net income                                  52.6         34.5      34.0


The equity of NSK-Warner as of November 30, 2004, was $278.3 million, there was no debt and their cash and securities were $92.4 million.

Purchases from NSK-Warner for the years ended December 31, 2004, 2003 and 2002 were $19.9 million, $16.9 million and $15.1 million, respectively.

NOTE 6
NOTES PAYABLE AND LONG-TERM DEBT

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 2004 and 2003 was 5.1% and 4.9%, respectively.


millions of dollars                                                                    2004             2003
December 31,                                                                          Current       Long-Term    Current   Long-Term
------------------------------------------------------------------------------------------------------------------------------------
Bank borrowings and other                                                              $  9.2         $   6.1    $  2.9     $  42.5
Term loans due through 2011 (at an average rate of 3.3% in 2004 and 3.3% in 2003)         7.3            26.9       7.1        31.4
7% Senior Notes due 2006, net of unamortized discount ($139 million converted to
  floating rate of 4.5% by interest rate swap at December 31, 2004)                        --           139.0        --       139.4
6.5% Senior Notes due 2009, net of unamortized discount ($100 million converted to
  floating rate of 5.2% by interest rate swap at December 31, 2004)                        --           136.1        --       164.7
8% Senior Notes due 2019, net of unamortized discount ($75 million converted to
  floating rate of 5.4% by interest rate swap at December 31, 2004)                        --           133.9        --       133.9
7.125% Senior Notes due 2029, net of unamortized discount                                  --           119.1        --       122.1
                                                                                    ------------------------------------------------
Carrying amount of notes payable and long-term debt                                      16.5           561.1      10.0       634.0
Impact of derivatives on debt(a)                                                           --             6.9        --        11.5
                                                                                    ------------------------------------------------
Total notes payable and long-term debt                                                 $ 16.5         $ 568.0    $ 10.0     $ 645.5
                                                                                    ------------------------------------------------

(a) The $11.5 million impact of derivatives on debt from the interest rate swaps as of December 31, 2003 has been reclassified to long-term debt with a corresponding non-current asset. The reclassification is not material to the Company's Consolidated Financial Statements.

INVESTMENT IN BUSINESS HELD FOR SALE

The Company's investment in Aktiengesellschaft Kuhnle, Kopp & Kausch (AGK), an unconsolidated subsidiary of the Company, has been recorded in "Investment in business held for sale" in the Consolidated Balance Sheets. Effective February 17, 2005, the Company signed a Share Transfer Agreement (STA) for the sale of its 95.42% interest in AGK with Turbo Group GmbH. The STA will become effective no later than seven (7) banking days after receipt of approval from both the German Federal Cartel Office and the Austrian merger control authority. The transaction is anticipated to close before March 31, 2005. The proceeds, net of closing costs, are expected to be approximately Euro 39.8 million. The investment is carried on a cost basis, with dividends received from AGK applied against the carrying value of the asset.

Following is summarized balance sheet data as of September 30, 2004 and 2003 for AGK (unaudited), which is the latest available. The assets and liabilities reported in Euros were translated using the respective year-end exchange rate:


millions of dollars                                        2004       2003
---------------------------------------------------------------------------
Current assets                                         $  132.3    $  79.9
Non-current assets                                         65.7       57.9
Current liabilities                                        79.7       43.7
Non-current liabilities                                    54.0       41.6


Notes to Consolidated Financial Statements

46


Annual principal payments required as of December 31, 2004 are as follows (in millions of dollars):

2005                                                           $   16.5
2006                                                              151.4
2007                                                                6.7
2008                                                                6.7
2009                                                              146.0
after 2009                                                        259.5
                                                       ---------------------
  Total payments                                                  586.8
Less: Unamortized discounts                                        (2.3)
                                                       ---------------------
  Total                                                        $  584.5
                                                       ---------------------

The Company has a revolving credit facility, which provides for borrowings up to $600 million through July 2009. This new facility effective July 22, 2004 replaced the Company's previous facility of $350 million. At December 31, 2004 and December 31, 2003 there were no borrowings outstanding and no obligations under standby letters of credit under the facility. The credit agreement is subject to the usual terms and conditions applied by banks to an investment grade company. The Company was in compliance with all covenants at December 31, 2004 and expects to be compliant in future periods.



                                                                                  Interest Rates(b)
                                                                      Notional   --------------------    Floating Interest
                                          Hedge Type                  Amount       Receive      Pay      Rate Basis
-------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS(a)
Fixed to floating                         Fair value                  $  139         7.0%       4.5%     6 month LIBOREuro1.7%
Fixed to floating                         Fair value                  $  100         6.5%       5.2%     6 month LIBOREuro2.4%
Fixed to floating                         Fair value                  $  75          8.0%       5.4%     6 month LIBOREuro2.6%

CROSS CURRENCY SWAP (MATURES IN 2006)
Floating $                                Net investment              $  125         4.2%        --      6 mo. USD LIBOREuro1.4%
 to floating E                                                        E  14,930       --        1.7%     6 mo. JPY LIBOREuro1.6%

CROSS CURRENCY SWAP (MATURES IN 2009)
Floating $                                Net investment              $  75          5.4%        --      6 mo. USD LIBOREuro2.6%
   to floating E                                                      E  57           --        4.8%     6 mo. EURIBOREuro2.6%

CROSS CURRENCY SWAP (MATURES IN 2019)
Floating $                                Net investment              $  75          5.4%        --      6 mo. USD LIBOREuro2.6%
   to floating E                                                      E  61           --        4.8%     6 mo. EURIBOREuro2.6%

(a) The maturity of the swaps corresponds with the maturity of the hedged item as noted in the debt summary, unless otherwise indicated.
(b)      Interest rates are as of December 31, 2004.

As of December 31, 2004 and December 31, 2003, the fair value of the fixed to floating interest rate swaps was $6.9 million and $11.5 million, respectively and are recorded in the Company's Consolidated Balance Sheets as Other non-current assets with a corresponding adjustment to the carrying value of the hedged debt. The change in fair value of the swaps exactly offsets the change in fair value of the hedged debt with no net impact on earnings. The cross currency swaps were recorded at their fair value of $(33.1) at December 31, 2004 and $(4.2) million at December 31, 2003. Fair value is based on quoted market prices for contracts with similar maturities and the ineffective portion of all swaps was not significant.

NOTE 7
FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, trade receivables, trade payables and notes payable. Due to the short-term nature of these instruments, the book value approximates fair value. The Company's financial instruments also include long-term debt, interest rate and currency swaps, commodity swap contracts, and foreign currency forward contracts.

As of December 31, 2004 and 2003, the estimated fair values of the Company's senior unsecured notes totaled $589.0 million and $635.0 million, respectively. The estimated fair values were $60.9 million higher in 2004, and $74.9 million higher in 2003, than their respective carrying values. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair value estimates do not necessarily reflect the values the Company could realize in the current markets.

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company selectively uses interest rate swaps to reduce market value risk associated with changes in interest rates (fair value hedges). We also selectively use cross-currency swaps to hedge the foreign currency exposure associated with our net investment in certain foreign operations (net investment hedges). A summary of these instruments outstanding at December 31, 2004 follows (currency in millions):

The Company also entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted raw material and supplies purchases. The primary purpose of the commodity price hedging activities is to manage the volatility associated with these forecasted purchases. The Company utilizes forward and option contracts, which are designated as cash flow hedges. These instruments are intended to offset the effect of changes in commodity prices on forecasted purchases. As of December 31, 2004 the Company had commodity swap contracts with a total notional value of $3.4 million. The fair market value of the swap contracts was $0.4 million as of December 31, 2004, which is deferred in other comprehensive income and will be reclassified and matched into income as the underlying operating transactions are

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

                                                                              47
realized. As of December 31, 2003, the Company had commodity swap contracts with a total notional value of $1.1 million and a fair market value of $0.1 million as of December 31, 2003, which was deferred in other comprehensive income. During the twelve months ended December 31, 2004 and 2003, hedge ineffectiveness associated with these contracts was not significant.

The Company uses foreign exchange forward contracts to protect against exchange rate movements for forecasted cash flows for purchases, operating expenses or sales transactions designated in currencies other than the functional currency of the operating unit. Most contracts mature in less than one year, however certain long-term commitments are covered by forward currency arrangements to protect against currency risk through the second quarter of 2009. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for the operating units local currency. At December 31, 2004 contracts were outstanding to buy or sell U.S. Dollars, Euros, British Pounds Sterling, Canadian Dollars and Hungarian Forints. Gains and losses arising from these contracts are unrealized in other comprehensive income and will be



                                                                                                                   Other post
                                                                        Pension benefits                       retirement benefits
                                                                 2004                    2003                   2004       2003
millions of dollars                                         U.S.       Non-U.S.     U.S.       Non-U.S.
-----------------------------------------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT
OBLIGATION:
Projected benefit obligation at beginning of year         $ 316.5      $  217.1    $ 283.2       $ 159.9       $ 537.4    $ 446.5
Service cost                                                  2.4           9.3        2.5           7.5           6.0        5.3
Interest cost                                                17.3          11.5       18.5           9.5          28.8       29.7
Plan participants' contributions                               --           0.3         --           0.3            --         --
Actuarial (gain)/loss                                        (8.3)         12.2       33.9          21.1          (2.1)      89.2
Currency translation                                           --          17.9         --          24.7            --         --
Curtailments                                                   --            --         --            --            --       (0.8)
Benefits paid                                               (22.6)         (8.1)     (21.6)         (5.9)        (32.9)     (32.5)
                                                   ---------------------------------------------------------------------------------
Projected benefit obligation at end of year               $ 305.3      $  260.2    $ 316.5       $ 217.1       $ 537.2    $ 537.4
                                                   ---------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year            $ 288.0      $  103.4    $ 245.7       $  77.8
Actual return on plan assets                                 34.7           8.9       52.9          15.1
Employer contribution                                        24.3          12.0       11.0           6.1
Plan participants' contribution                                --           0.3         --           0.3
Currency translation                                           --           8.2         --          10.0
Benefits paid                                               (22.6)         (8.1)     (21.6)         (5.9)
                                                   ---------------------------------------------------------
Fair value of plan assets at end of year                  $ 324.4      $  124.7    $ 288.0       $ 103.4
                                                   ---------------------------------------------------------------------------------
FUNDED STATUS:
Funded status at end of year                              $  19.1      $ (135.5)   $ (28.5)   $   (113.7)   $   (537.2)  $ (537.4)
Unrecognized net actuarial (gain) loss                       79.1          57.2      101.2          45.2         203.7      214.4
Unrecognized transition obligation (asset)                     --            --         --           0.2            --         --
Unrecognized prior service cost                               7.5           0.3        9.0           0.4          (2.1)      (2.3)
                                                   ---------------------------------------------------------------------------------
Net amount recognized                                     $ 105.7      $  (78.0)   $  81.7       $ (67.9)      $(335.6)   $(325.3)
                                                   ---------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
  BALANCE SHEETS CONSIST OF:
Prepaid benefit cost                                      $ 105.7      $     --    $  81.7       $    --       $    --    $    --
Accrued benefit liability                                      --         (78.0)        --         (67.9)       (335.6)    (325.3)
Additional minimum liability                                (63.2)        (21.2)     (80.5)        (22.8)           --         --
Intangible asset                                              7.2           0.2        8.7           0.4            --         --
Accumulated reduction in stockholders equity                 56.0          21.0       71.8          22.4            --         --
                                                   ---------------------------------------------------------------------------------
Net amount recognized                                     $ 105.7      $  (78.0)   $  81.7       $ (67.9)      $(335.6)   $(325.3)
                                                   ---------------------------------------------------------------------------------
Total accumulated benefit obligation for all plans        $ 301.8      $  229.6    $ 316.2       $ 194.9



reclassified and matched into income as the underlying operating transactions are realized. As of December 31, 2004 unrealized gains amounted to $8.8 million, ($4.2 million maturing in less than one year) and unrealized losses amounted to $(4.1) million ($(3.2) million maturing in less than one year). As of December 31, 2003 unrealized gains amounted to $3.6 million and unrealized losses amounted to $(3.3) million. Hedge ineffectiveness associated with these contracts during 2003 and 2004 was not significant.

NOTE 8
RETIREMENT BENEFIT PLANS

The Company has a number of defined benefit pension plans and other post retirement benefit plans covering eligible salaried and hourly employees. The other post retirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The measurement date for all plans is December 31. The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

48
The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:


millions of dollars                                 2004           2003
----------------------------------------------------------------------------
Accumulated benefit obligation                  $ (449.7)      $ (418.1)
Plan assets                                       (321.9)        (270.0)
                                    ----------------------------------------
Deficiency                                      $ (127.8)      $ (148.1)
                                    ----------------------------------------
Pension deficiency by country:
  United States                                 $  (19.4)      $  (56.7)
  United Kingdom                                   (29.0)         (30.0)
  Germany                                          (72.5)         (55.5)
  Japan                                             (6.9)          (5.9)
                                    ----------------------------------------
Total pension deficiency                        $ (127.8)      $ (148.1)
                                    ----------------------------------------

The Company expects to contribute a total of $20 million to $25 million into all of its pension plans during 2005. The Company's net periodic pension benefit cost was $16.7 million in 2004, $23.2 million in 2003 and $6.8 million in 2002. See table below for a breakout between U.S. and non-U.S. plans.


millions of dollars                                               Pension benefits                   Other post retirement benefits
For the Year Ended December 31,                  2004                 2003             2002             2004       2003      2002
                                               U.S.   Non-U.S.     U.S.   Non-U.S.  U.S.   Non-U.S.
--------------------------------------------------------------------------------------------------- --------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                 $  2.4    $ 9.3    $  2.5   $ 7.5  $  2.1   $  5.5         $  6.0    $  5.3   $  5.0
Interest cost                                  17.3     11.5     18.5      9.5    18.8      7.5           28.8      29.7     28.8
Expected return on plan assets                (26.1)    (7.3)   (20.7)    (5.7)  (25.5)    (5.4)            --        --       --
Amortization of unrecognized transition
obligation                                       --      0.3       --      0.3      --     (0.1)            --        --       --
Amortization of unrecognized prior service
cost                                            1.5      0.2      1.5      0.2     1.5      0.2           (0.2)     (0.2)    (0.1)
Amortization of unrecognized loss               5.2      2.4      7.8      1.8     2.1      0.1            8.6       5.9      4.0
                                             ------------------------------------------------------ --------------------------------
Net periodic benefit cost/(benefit)          $  0.3    $16.4   $  9.6   $ 13.6  $ (1.0)  $  7.8         $ 43.2    $ 40.7   $ 37.7
                                             ------------------------------------------------------ --------------------------------

The Company's weighted-average assumptions used to determine the benefit obligations for our defined benefit pension and other post retirement plans as of December 31, 2004 and 2003 were as follows:


percents                                                       2004     2003
-----------------------------------------------------------------------------
U.S. plans
  Discount rate                                                5.75     6.00
  Rate of compensation increase                                3.50     3.50
Non-U.S. plans
  Discount rate                                                5.04     5.49
  Rate of compensation increase                                3.36     3.40

The Company's weighted-average assumptions used to determine the net periodic benefit cost (income) for our defined benefit pension and other post retirement benefit plans for the three years ended December 31, 2004 were as follows:

The weighted average asset allocations of the Company's funded pension plans at December 31, 2004 and 2003, and target allocations by asset category, are as follows:

                                                                       Target
percent                                       2004         2003    Allocation
-----------------------------------------------------------------------------
Cash, real estate and other                      7%          4%      0-15%
Fixed income securities                         33          33       30-45
Equity securities                               60          63       50-70
                                   ------------------------------------------
                                               100%        100%
                                   ------------------------------------------

The Company's investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Company believes these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payments. Within each asset category, separate portfolios are maintained for additional diversification. Investment managers are retained within each asset category to manage each portfolio against its benchmark. Each investment manager has appropriate investment guidelines. In addition, the entire portfolio is evaluated against a relevant peer group. The pension plans did not hold any Company securities as investments as of December 31, 2004 and 2003.


----------------------------------------------------------------------------
percents                                         2004         2003     2002
----------------------------------------------------------------------------
U.S. plans
  Discount rate                                  6.00         6.75     7.25
  Rate of compensation increase                  3.50         4.50     4.50
  Expected return on plan assets                 8.75         8.75     9.50

Non-U.S. plans
  Discount rate                                  5.49         5.45     5.46
  Rate of compensation increase                  3.40         3.36     3.39
  Expected return on plan assets                 6.62         6.82     6.43

The return on assets assumption was developed through analysis of historical market returns, current market conditions, target allocations among asset classes and past experience. Overall, it was projected that the U.S. funds could achieve an 8.75% net return over time, based upon the targeted asset allocation. This assumes no benefit from manager selection strategies.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries


                                                                              49

The estimated future benefit payments for the pension and other post retirement benefits are as follows:

                                                                     Other
                                                                      post
millions of dollars                                 Pension        retirement
Year                                                benefits        benefits
----------------------------------------------------------------------------
2005                                                 $ 31.5          $ 30.8
2006                                                   31.7            29.7
2007                                                   32.0            30.3
2008                                                   32.4            30.8
2009                                                   33.1            30.7
2010-2014                                             175.7           162.3

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 8.0% in 2005 decreasing to 4.5% by the year 2009. A one-percentage point change in the assumed health care cost trend would have the following effects:

                                                     One percentage point
millions of dollars                                  increase    decrease
-----------------------------------------------------------------------------
Effect on post retirement benefit obligation          $70.0      $(55.7)
Effect on total service and interest
  cost components                                     $ 5.7      $ (4.5)




NOTE 9

STOCK INCENTIVE PLANS

Under the Company's 1993 Stock Incentive Plan, the Company granted options to purchase shares of the Company's common stock at the fair market value on the date of grant. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2003, there were no options available for future grants under the 1993 plan. The 1993 plan expired at the end of 2003 and was replaced by the Company's 2004 Stock Incentive Plan. Under the 2004 Stock Incentive Plan, the numbers of shares available for grant are 2,700,000. As of December 31, 2004, there are 2,990,205 outstanding options under the 1993 and 2004 Stock Incentive Plans. On July 28, 2004, the Company issued a total of 6,400 restricted shares of common stock to its non-employee directors under the 2004 Stock Incentive Plan.

The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock options because the exercise price of the stock options exceeded or equaled the market value of the Company's common stock at the date of grant, which is the measurement date.

A summary of the plan's shares under option at December 31, 2004, 2003 and 2002 follows:

                                                 2004                          2003                       2002
                                        Shares     Weighted-average    Shares     Weighted-average  Shares   Weighted-average
                                     (thousands)    exercise price   (thousands)   exercise price (thousands) exercise price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          2,680         $26.44         3,650          $23.29         2,986       $22.34
  Granted                                 1,063          44.56           682           32.74         1,232        25.34
  Exercised                                (593)         24.22        (1,518)          21.80          (434)       22.61
  Forfeited                                (160)         26.74          (134)          25.03          (134)       23.13
                                    ----------------------------------------------------------------------------------------
Outstanding at end of year                2,990         $33.30         2,680          $26.44         3,650       $23.29
                                    ----------------------------------------------------------------------------------------
Options exercisable at year-end             793         $23.78           554          $22.57         1,188       $22.61
                                    ----------------------------------------------------------------------------------------
Options available for future grants       1,637
                                    -----------

The following table summarizes information about stock options outstanding at December 31, 2004:

                                             OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
  Range of             Number outstanding      Weighted-average        Weighted-average       Number exercisable   Weighted-average
  exercise prices         (thousands)     remaining contractual life    exercise price            (thousands)       exercise price
-----------------------------------------------------------------------------------------------------------------------------------
  $12.78-21.13                  156                  5.0                   $18.31                    156               $18.31
  $24.14-26.56                1,106                  7.1                    25.14                    575                24.90
  $26.94-44.56                1,728                  9.0                    39.88                     62                27.18
                       ------------------------------------------------------------------------------------------------------------
  $12.78-44.56                2,990                  8.1                   $33.30                    793               $23.78
                       ------------------------------------------------------------------------------------------------------------

The weighted average fair value at date of grant for options granted during 2004, 2003, and 2002 were $16.28, $11.91, and $10.13, respectively, and were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                       2004           2003         2002
----------------------------------------------------------------------------
Risk-free interest rate                4.14%          3.58%        4.34%
Dividend yield                         1.26%          1.27%        1.32%
Volatility factor                     32.89%         34.38%       33.66%
Weighted average expected life    6.5 YEARS      6.5 years    6.5 years

EXECUTIVE STOCK PERFORMANCE PLAN The Company has an Executive Stock Performance Plan that provides payouts to members of senior management at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 2004, 2003 and 2002, the amounts expensed under the plan and the related share issuances were as follows:

Notes to Consolidated Financial Statements

50

                                                 2004        2003        2002
-----------------------------------------------------------------------------
Expense ($ millions)                         $    2.0  $      2.7  $      4.5
Number of shares*                              48,569      41,252     131,762

*Shares are issued in February of the following year.

Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned. Under the terms of the Executive Stock Performance Plan, the final three-year period for which awards have been granted was for the three-year period beginning January 1, 2004 and ending on December 31, 2006.

NOTE 10

OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income/(loss), net of tax, in the Consolidated Balance Sheets are as follows:

millions of dollars                                          2004        2003
-----------------------------------------------------------------------------
Foreign currency translation adjustments, net          $     99.7  $     74.3
Market value of hedge instruments, net                        3.2         0.2
Minimum pension liability adjustment, net                   (47.7)      (60.5)
                                               ------------------------------
Accumulated other comprehensive income                 $     55.2  $     14.0
                                               ==============================

The change in the components of other comprehensive income/(loss) in the Consolidated Statements of Stockholders' Equity are as follows:

millions of dollars                              2004        2003        2002
-----------------------------------------------------------------------------
Foreign currency translation                 $   10.7  $     67.6  $     55.9
  adjustments
Market value of hedge instruments                 4.7         0.4          --
Income taxes                                     13.0        (0.2)      (15.0)
                                             --------------------------------
  Net foreign currency translation
   and hedge instruments adjustment              28.4        67.8        40.9
                                             --------------------------------
Minimum pension liability                        17.2         1.1       (65.4)
  adjustment
Income taxes                                     (4.4)       (0.4)       23.1
                                             --------------------------------
   Net minimum pension liability
            adjustment                           12.8         0.7       (42.3)
                                             --------------------------------
Other comprehensive income/(loss)            $   41.2  $     68.5  $     (1.4)
                                             ================================

NOTE 11

CONTINGENCIES

In the normal course of business the Company and its subsidiaries are parties to various legal claims, actions and complaints, including matters involving intellectual property claims, general liability and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters or, if not, what the impact might be. The Company's environmental and product liability contingencies are discussed separately below. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

ENVIRONMENTAL The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency (EPA) and certain state environmental agencies and private parties as potentially responsible parties
(PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of cleanup and other remedial activities at 39 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 2004 of approximately $25.7 million. The Company expects this amount to be expended over the next three to five years.

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

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company's acquisition of Kuhlman Electric's parent company, Kuhlman Corporation, during 1999. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant.

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of and remediate the contamination. The investigation revealed the presence of polychlorinated biphenyls (PCBs) in portions of the soil at the plant and neighboring areas. Clean up began in 2000 and is continuing. Kuhlman Electric and others, including the Company, have been sued in numerous related lawsuits, in which multiple claimants allege personal injury and property damage. The Company has moved to be dismissed from some of these lawsuits. The first trial in these lawsuits is currently scheduled to begin in March 2005.

The Company believes that the accrual for environmental liabilities and any insurance recoveries are sufficient to cover any potential liability associated with this matter. However, due to the nature of environmental liability matters, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount accrued.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries


PRODUCT LIABILITY Like many other industrial companies who have historically operated in the United States, the Company (or parties the Company indemnifies) continues to be named as one of many defendants in asbestos-related personal injury actions. Management believes that the Company's involvement is limited because, in general, these claims relate to a few types of automotive friction products, manufactured many years ago that contained encapsulated asbestos. The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm. At December 31, 2004, the Company had approximately 100,000 pending asbestos-related product liability claims. Of these outstanding claims, approximately 92,000 are pending in just three jurisdictions, where significant tort reform activities are underway. The Company's policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment. The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers. In 2004 of the 4,062 claims settled, only 255 (6.3%) resulted in any payment being made to a claimant by or on behalf of the Company. In 2003 of the 4,664 claims settled, only 273 (5.9%) resulted in any payment being made to claimants. The settlement costs of these claims were paid by the insurance carriers, except for the $1.0 million in 2004 as described in the paragraph below. Based upon the encapsulated nature of the products, our experiences in aggressively defending and resolving claims in the past, and our significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company's results of operations, cash flows or financial condition.

Prior to June 2004, all claims were covered by the Company's primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding agreement. In June 2004, the Company was notified by primary layer insurance carriers of the exhaustion of their policy limits. This led the Company to access the next available layer of insurance coverage. Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding agreement. Two secondary layer insurers are currently not participating in this arrangement, until they are satisfied through an audit process, that the primary level of insurance is exhausted. The Company therefore paid $1.0 million in defense and settlement costs in late 2004 and expects to recover those amounts from either these insurers, or the primary layer insurers if the exhaustion audit shows that primary layer insurance is still available.

The Company's contractual relationship with the secondary layer carriers provides a change in circumstances and allows the Company to take a more direct role in defending and settling claims than with the primary carriers. Previously, the Company's arrangement utilized the primary layer insurance carriers' positions to defend and negotiate the settlements with periodic input from the Company.

At December 31, 2004, the Company recorded a liability of $40.8 million; with a related asset of $40.8 million to recognize the insurance proceeds receivable to the Company for estimated claim losses. For 2003, the comparable value of the insurance receivable and accrued liability is $41.6 million.

The amounts recorded in the Consolidated Balance Sheets are as follows:

millions of dollars                                          2004       2003
-----------------------------------------------------------------------------
Assets:
  Prepayments and other current assets                      $13.5       $13.7
  Other non-current assets                                   27.3        27.9
                                                       ----------------------
    Total insurance receivable                              $40.8       $41.6
                                                       ======================
Liabilities:
  Accounts payable and accrued expenses                     $13.5       $13.7
  Long-term liabilities - other                              27.3        27.9
                                                       ----------------------
    Total accrued liability                                 $40.8       $41.6
                                                       ======================

The insurance receivable and accrued liability of $41.6 million in 2003 have been reclassified as outlined above and the reclassification is not material to the Company's Consolidated Financial Statements.

We cannot reasonably estimate possible losses, if any, in excess of those for which we have accrued, because we cannot predict how many additional claims may be brought against the Company (or parties the Company has an obligation to indemnify) in the future, the allegations in such claims, the possible outcomes, or the impact of tort reform legislation currently being considered at the State and Federal level.

A declaratory judgment action was filed in January 2004 in the Circuit Court of Cook County, Illinois by Continental Casualty Company and related companies
(CNA) against the Company and certain of its other historical general liability insurers. CNA provided the Company with both primary and additional layer insurance, and, in conjunction with other insurers, is currently defending and indemnifying the Company in all of its pending asbestos-related product liability claims. The lawsuit seeks to determine the extent of insurance coverage available to the Company including whether the available limits exhaust on a "per occurrence" or an "aggregate" basis, and to determine how the applicable coverage responsibilities should be apportioned. In addition to the primary insurance available for asbestos-related claims, the Company has substantial additional layers of insurance available for potential future asbestos-related product claims.

Although it is impossible to predict the outcome of pending or future claims; due to the encapsulated nature of the products, our experiences in aggressively defending and resolving claims in the past, and our significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company's results of operations, cash flows or financial condition.

Notes to Consolidated Financial Statements

NOTE 12
LEASES AND COMMITMENTS

Certain assets are leased under long-term operating leases. These include production equipment at one plant, rent for the corporate headquarters, and an airplane. Most leases contain renewal options for various periods. Leases generally require the Company to pay for insurance, taxes and maintenance of the leased property. The Company leases other equipment such as vehicles and certain office equipment under short-term leases. Total rent expense was $18.0 million in 2004, $13.4 million in 2003, and $11.4 million in 2002. The Company does not have any material capital leases.

The Company has guaranteed the residual values of certain leased production equipment at one of its facilities. The guarantees extend through the maturity of the underlying lease, which is in 2005. In the event the Company exercised its option not to purchase the production equipment, the Company has guaranteed a residual value of $16.3 million. We do not believe we have any loss exposure due to this guarantee.

Future minimum operating lease payments at December 31, 2004 were as follows:

millions of dollars
----------------------------------------------------------------------------
2005                                                                  $29.1
2006                                                                    4.7
2007                                                                    4.3
2008                                                                    3.8
2009                                                                    3.3
After 2009                                                             12.8
                                                                   ---------
Total minimum lease payments                                          $58.0
                                                                   =========

The Company entered into two separate royalty agreements with Honeywell International for certain variable turbine geometry (VTG) turbochargers in order to continue shipping to its OEM customers after a German court ruled in favor of Honeywell in a patent infringement action. The two separate royalty agreements were signed in July 2002 and June 2003, respectively. The July 2002 agreement was effective immediately and expired in June 2003. The June 2003 agreement was effective July 2003 and covers the period through 2006 with a minimum royalty for shipments up to certain volume levels and a per unit royalty for any units sold above these stated amounts.

The royalty costs recognized under the agreements were $14.2 million in 2004, $23.2 million in 2003 and $13.5 million in 2002. These costs were all recognized as part of cost of goods sold. These costs will be at minimal levels in 2005 and 2006 as the Company's primary customers have converted most of their requirements to the next generation VTG turbocharger.

NOTE 13
STOCK SPLIT

On April 21, 2004 the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 150,000,000. The approval of the amendment allowed the Company to proceed with its two-for-one stock split on May 17, 2004 to stockholders of record on May 3, 2004. All prior year share and per share amounts disclosed in this document have been restated to reflect the two-for-one stock split.

NOTE 14
EARNINGS PER SHARE

In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 665,000, 488,000, and 458,000 for 2004, 2003 and 2002, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

NOTE 15
SUBSEQUENT EVENT

On January 4, 2005, the Company acquired 62.2% of the outstanding shares of Beru Aktiengesellschaft (Beru), headquartered in Ludwigsburg, Germany, from the Carlyle Group and certain family shareholders. In conjunction with the acquisition, the Company launched a tender offer for the remaining outstanding shares of Beru. The tender offer period officially ended on January 24, 2005. Presently the Company holds 69.42% of the shares of Beru at a cost of approximately E415 million. Beru is a leading global automotive supplier of diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors). Beginning in 2005, the Company will report Beru within the Engine segment. The Company has not included a separate discussion of the Beru operations in the outlook for 2005, although many of the same factors that impact the Company's other operations can be expected to impact the business of Beru. In addition, the impact of Beru on the Company's future results will be affected by the allocation of the excess purchase price over the net book value of assets acquired between intangible assets and goodwill.

NOTE 16
OPERATING SEGMENTS AND RELATED INFORMATION

The Company's business is comprised of two operating segments: Drivetrain and Engine. These reportable segments are strategic business units, which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluates the operating segments' performance based upon return on invested capital. The return on invested capital is comprised of earnings before income and taxes and the average capital invested in each operating segment. Inter-segment sales, which are not significant, are recorded at market prices. This footnote presents summary segment information.

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries



OPERATING SEGMENTS

                                                     Net sales                 Earnings
                                     ------------------------------------       before                              Long-lived
                                                     Inter-                   interest    Year end      Depr./         asset
millions of dollars                     Customers   segment      Net          and taxes     assets      amort.    expenditures(b)
-------------------------------------------------------------------------    -----------------------------------------------------
2004
Drivetrain                               $1,358.6   $   --     $1,358.6         $106.9   $  810.0      $  66.1          $  75.3
Engine                                    2,166.7     50.3      2,217.0          281.7    2,208.4        107.3            167.7
Inter-segment eliminations                     --    (50.3)       (50.3)            --         --           --               --
                                     ------------------------------------    -----------------------------------------------------
  Total                                   3,525.3       --      3,525.3          388.6    3,018.4        173.4            243.0
Corporate                                      --       --           --          (50.3)     510.7(a)       3.6              9.4
                                     ------------------------------------    -----------------------------------------------------
Consolidated                             $3,525.3   $   --     $3,525.3         $338.3   $3,529.1       $177.0           $252.4
                                     ------------------------------------                -----------------------------------------

Interest expense and finance charges                                              29.7
                                                                             -----------
Earnings before income taxes                                                    $308.6
                                                                             -----------



                                                     Net sales                 Earnings
                                     ------------------------------------       before                              Long-lived
                                                     Inter-                   interest    Year end      Depr./         asset
millions of dollars                     Customers   segment      Net          and taxes     assets      amort.    expenditures(b)
-------------------------------------------------------------------------    -----------------------------------------------------
2003
Drivetrain                               $1,245.5    $ 0.1       $1,245.6       $ 98.4   $  778.8       $ 60.1           $ 66.4
Engine                                    1,823.7     46.0        1,869.7        239.6    1,925.1         93.8            133.3
Inter-segment eliminations                     --    (46.1)         (46.1)          --         --           --             --
                                     ------------------------------------    -----------------------------------------------------
  Total                                   3,069.2       --        3,069.2        338.0    2,703.9        153.9            199.7
Corporate                                      --       --             --        (48.0)     436.6(a)       7.4             14.7
                                     ------------------------------------    -----------------------------------------------------
Consolidated                             $3,069.2    $  --       $3,069.2       $290.0   $3,140.5       $161.3           $214.4
                                     ------------------------------------                -----------------------------------------
Interest expense and finance charges                                              33.3
                                                                             -----------
Earnings before income taxes                                                    $256.7
                                                                             -----------



                                                     Net sales                 Earnings
                                     ------------------------------------       before                              Long-lived
                                                     Inter-                   interest    Year end      Depr./         asset
millions of dollars                     Customers   segment      Net          and taxes     assets      amort.    expenditures(b)
-------------------------------------------------------------------------    -----------------------------------------------------
2002
Drivetrain                               $1,122.1    $--         $1,122.1       $ 99.9   $  733.8       $ 50.0          $  54.4
Engine                                    1,609.0   39.2          1,648.2        215.9    1,712.5         81.3             91.8
Inter-segment eliminations                     --  (39.2)          (39.2)           --         --           --               --
                                     ------------------------------------    -----------------------------------------------------
  Total                                   2,731.1     --          2,731.1        315.8    2,446.3        131.3            146.2
Corporate                                      --     --               --        (44.3)     236.6(a)       6.1             19.9
                                     ------------------------------------    -----------------------------------------------------
Consolidated                             $2,731.1    $--         $2,731.1       $271.5   $2,682.9       $137.4           $166.1
                                     ====================================                =========================================
Interest expense and finance charges                                              37.7
                                                                             -----------
Earnings before income taxes                                                    $233.8
                                                                             ===========

(a) Corporate assets, including equity in affiliates, are net of trade receivables securitized and sold to third parties, and include cash, marketable securities, deferred income taxes and investments and advances.

(b) Long-lived asset expenditures includes capital expenditures and tooling outlays, net of customer reimbursements.

Notes to Consolidated Financial Statements

GEOGRAPHIC INFORMATION

No country outside the U.S., other than Germany and the United Kingdom, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. Also, the Company's 50% equity investment in NSK-Warner (see Note 5) amounting to $188.2 million at December 31, 2004 is excluded from the definition of long-lived assets, as are goodwill and certain other non-current assets.


                                                Net sales                           Long-lived assets
millions of dollars                    2004         2003         2002            2004       2003       2002
------------------------------------------------------------------------------------------------------------
United States                      $1,964.9     $1,889.2     $1,859.1        $  637.1   $  636.9     $643.0
                        ------------------------------------------------------------------------------------
Europe:
     Germany                          834.1        637.7        453.4           278.7      234.6      182.3
     United Kingdom                   186.0        146.3        129.1            39.5       36.4       28.1
     Other Europe                     237.1        167.7        106.9           106.1       78.3       44.3
                        ------------------------------------------------------------------------------------
Total Europe                        1,257.2        951.7        689.4           424.3      349.3      254.7
Other foreign                         303.2        228.3        182.6           117.9       89.6       80.8
                        ------------------------------------------------------------------------------------
  Total                            $3,525.3     $3,069.2     $2,731.1        $1,179.3   $1,075.8     $978.5
                        ------------------------------------------------------------------------------------

SALES TO MAJOR CUSTOMERS

Consolidated sales included sales to Ford Motor Company of approximately 21%, 23%, and 26%; to DaimlerChrysler of approximately 14%, 17%, and 20%; and to General Motors Corporation of approximately 10%, 12%, and 12% for the years ended December 31, 2004, 2003 and 2002, respectively. Sales to Volkswagen were approximately 10% in 2004. Both of our operating segments had significant sales to all four of the customers listed above. Such sales consisted of a variety of products to a variety of customer locations and regions. No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2004 and 2003 interim results of operations. Certain 2004 and 2003 quarterly amounts have been reclassified to conform to the annual presentation.


                                                                  2004                                       2003
millions of dollars, except per share amounts  -----------------------------------------  -----------------------------------------
Quarter Ended,                                 Mar-31  Jun-30  Sep-30  Dec-31  Year 2004  Mar-31  Jun-30  Sep-30  Dec-31  Year 2003
----------------------------------------------------------------------------------------  -----------------------------------------
Net sales                                      $903.1  $893.2  $839.8  $889.2   $3,525.3  $775.7  $769.5  $725.2  $ 798.8  $3,069.2
Cost of sales                                   730.5   723.4   694.7   725.5    2,874.2   624.2   622.8   595.9    639.7   2,482.5
                                               -----------------------------------------  -----------------------------------------
  Gross profit                                  172.6   169.8   145.1   163.7      651.1   151.5   146.7   129.3    159.1     586.7

Selling, general and
  administrative expenses                        94.7    87.8    77.4    79.1      339.0    83.6    77.0    72.7     83.5     316.9
Other, net                                        0.3     0.6    (0.5)    2.7        3.0      --     0.1     0.1     (0.4)     (0.1)
                                               -----------------------------------------  -----------------------------------------
  Operating income                               77.6    81.4    68.2    81.9      309.1    67.9    69.6    56.5     76.0     269.9

Equity in affiliate earnings, net of tax         (6.5)   (8.4)   (6.2)   (8.1)     (29.2)   (6.4)   (5.2)   (3.6)    (4.8)    (20.1)
Interest expense, net                             7.5     7.7     7.5     7.0       29.7     9.0     8.7     8.1      7.5      33.3
                                               -----------------------------------------  -----------------------------------------
  Income before income taxes                     76.6    82.1    66.9    83.0      308.6    65.3    66.1    52.0     73.3     256.7

Provision for income taxes                       22.9    24.6    20.1    13.5       81.2    18.9    19.2    14.2     20.9      73.2
Minority interest, net of tax                     2.6     2.8     2.0     1.8        9.1     2.2     2.1     1.9      2.4       8.6
                                               -----------------------------------------  -----------------------------------------
Net earnings                                   $ 51.1  $ 54.7  $ 44.8  $ 67.7    $ 218.3  $ 44.2  $ 44.8  $ 35.9  $  50.0  $  174.9
                                               =========================================  =========================================
Earnings/(loss) per share - basic              $ 0.92  $ 0.98  $ 0.80  $ 1.20    $  3.91  $ 0.83  $ 0.83  $ 0.66  $  0.91  $   3.23
                                               =========================================  =========================================
Earnings/(loss) per share - diluted            $ 0.91  $ 0.97  $ 0.79  $ 1.19    $  3.86  $ 0.82  $ 0.83  $ 0.65  $  0.90  $   3.20
                                               =========================================  =========================================

Selected Financial Data

                                                                 BorgWarner Inc.
                                                   and Consolidated Subsidiaries

millions of dollars, except per share data
For the Year Ended December 31,                             2004         2003         2002        2001       2000
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Net sales                                               $3,525.3     $3,069.2     $2,731.1     $2,351.6    $2,645.9
Cost of sales                                            2,874.2      2,482.5      2,176.5      1,890.8     2,090.7
                                                        -----------------------------------------------------------
  Gross profit                                             651.1        586.7        554.6        460.8       555.2
Selling, general and administrative expenses               339.0        316.9        303.5        249.7       258.7
Goodwill amortization                                         --           --           --         42.0        43.3
Other, net                                                   3.0         (0.1)        (0.9)        (2.1)       (8.1)
Restructuring and other non-recurring charges                 --           --           --         28.4(b)     62.9(c)
                                                        -----------------------------------------------------------
Operating income                                           309.1        269.9        252.0        142.8       198.4
Equity in affiliate earnings, net of tax                   (29.2)       (20.1)       (19.5)       (14.9)      (15.7)
Interest expense, net                                       29.7         33.3         37.7         47.8        62.6
                                                        -----------------------------------------------------------
Earnings before income taxes                               308.6        256.7        233.8        109.9       151.5
Provision for income taxes                                  81.2         73.2         77.2         39.7        54.8
Minority interest, net of tax                                9.1          8.6          6.7          3.8         2.7
                                                        -----------------------------------------------------------
Net earnings before cumulative effect of                   218.3        174.9        149.9         66.4        94.0
  accounting change
Cumulative effect of change in accounting
  principle, net of tax                                       --           --       (269.0)(a)       --          --
                                                        -----------------------------------------------------------
Net earnings/(loss)                                     $  218.3     $  174.9     $ (119.1)    $   66.4    $   94.0
                                                        -----------------------------------------------------------
Earnings/(loss) per share -- basic                      $   3.91     $   3.23     $  (2.23)(a) $   1.26(b) $   1.78(c)
                                                        -----------------------------------------------------------
Average shares outstanding (thousands) -- basic           55,872       54,116       53,250       52,630      52,782
Earnings/(loss) per share -- diluted                    $   3.86     $   3.20     $  (2.22)(a) $   1.26(b) $   1.77(c)
                                                        -----------------------------------------------------------
Average shares outstanding (thousands)-- diluted          56,537       54,604       53,708       52,926      52,974
Cash dividend declared per share                        $   0.50     $   0.36     $   0.30     $   0.30    $   0.30

BALANCE SHEET DATA (at end of period)
Total assets                                            $3,529.1     $3,140.5     $2,682.9     $2,770.9    $2,739.6
Total debt                                                 584.5        655.5        646.7        737.0       794.8


(a) In 2002, upon the adoption of SFAS No. 142, the Company recorded a $269.0 million after tax charge for cumulative effect of accounting principle related to goodwill. This charge was $5.01 per diluted share.
(b) In 2001, the Company recorded $28.4 million in non-recurring charges. Net of tax, this totaled $19.0 million or $0.36 per diluted share.
(c) In 2000, the Company recorded $62.9 million in restructuring and other non-recurring charges. Net of tax, this totaled $38.7 million or $0.74 per diluted share.

Corporate Information

COMPANY INFORMATION

BorgWarner Inc.
World Headquarters
3850 Hamlin Road
Auburn Hills, MI 48326
248-754-9200
www.borgwarner.com

STOCK LISTING

Shares are listed and traded on the New York Stock Exchange. Ticker symbol: BWA.

                                                                   HIGH      LOW
--------------------------------------------------------------------------------
Fourth Quarter 2004                                              $54.68   $39.50
Third Quarter 2004                                                48.77    40.73
Second Quarter 2004                                               45.08    38.35
First Quarter 2004                                                49.32    39.84
Fourth Quarter 2003                                              $42.75   $34.14
Third Quarter 2003                                                36.68    31.72
Second Quarter 2003                                               33.13    23.68
First Quarter 2003                                                27.70    21.66

CERTIFICATIONS

o BorgWarner filed as an exhibit to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

o  BorgWarner also submitted the required annual CEO certification to the NYSE.

DIVIDENDS

The current dividend practice established by the Board of Directors is to declare regular quarterly dividends. The last such dividend of 14 cents per share of common stock was declared on November 10, 2004, payable February 15, 2005, to stockholders of record on February 1, 2005. The current practice is subject to review and change at the discretion of the Board of Directors.

STOCKHOLDER SERVICES

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

ANNUAL MEETING OF STOCKHOLDERS

The 2005 annual meeting of stockholders will be held on Wednesday, April 27, 2005, beginning at 9:00 a.m. at the BorgWarner World Headquarters at 3850 Hamlin Road, Auburn Hills, Michigan.

STOCKHOLDERS

As of December 31, 2004, there were 2,877 holders of record and an estimated 18,000 beneficial holders.

INVESTOR INFORMATION

Visit www.borgwarner.com for a wide range of company information. For investor information, including the following, click on Investor Information.

o  BorgWarner News Releases

o  BorgWarner Stock Quote

o  Earnings Release Conference Call Calendar

o  Webcasts

o  Analyst Coverage

o  Stockholder Services

o  Corporate Governance

o  BorgWarner In The News Articles

o  Annual Reports

o  Proxy Statement and Card

o  Dividend Reinvestment/Stock Purchase Plan

o  Financials and SEC Filings
   (including the Annual Report on Form 10-K)

o  Request Information Form

NEWS RELEASE SIGN-UP

At our Investor Information web page, you can sign up to receive BorgWarner's news releases. Here's how to sign up:
1. Go to www.borgwarner.com
2. Click Investor Information
3. Click News
4. Click News Release Sign-up and follow the instructions

INVESTOR INQUIRIES

Investors and securities analysts requiring financial reports, interviews or other information should contact Mary E. Brevard, Vice President of Investor Relations and Corporate Communications at BorgWarner World Headquarters, 248-754-0882.

BorgWarner Inc. owns U.S. trademark registrations for: BorgWarner, [LOGO], [BORGWARNER LOGO], and Visctronic. BorgWarner owns the following trademarks:
ITM, InterActive Torque Management, Pre-emptive Torque Management, Morse Gemini, DualTronic and Regulated Two-Stage Turbocharger (R2S).