Form 10-K, Exhibit 13
period 2005-12-31
BORGWARNER INC
filed 2006-02-17
CIK 908255

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the Company) is a leading global supplier of highly engineered systems and components primarily for powertrain applications. Our products help improve vehicle performance, fuel efficiency, air quality and vehicle stability. They are manufactured and sold worldwide, primarily to original equipment manufacturers (OEMs) of light vehicles (i.e. passenger cars, sport-utility vehicles, cross-over vehicles, vans and light-trucks). Our products are also manufactured and sold to OEMs of commercial trucks, buses and agricultural and off-highway vehicles. We also manufacture and sell our products into the aftermarket for light and commercial vehicles. We operate manufacturing facilities serving customers in the Americas, Europe and Asia, and are an original equipment supplier to every major automaker in the world.

The Company's products fall into two reportable operating segments: Engine and Drivetrain. The Engine segment's products include turbochargers, timing chain systems, air management, emissions systems, thermal systems, as well as diesel and gas ignition systems. The Drivetrain segment is comprised of all-wheel drive transfer cases, torque management systems, and components and systems for automated transmissions.

BERU TRANSACTION

On January 4, 2005, the Company acquired 62.2% of the outstanding shares of Beru Aktiengesellschaft (Beru), headquartered in Ludwigsburg, Germany, from the Carlyle Group and certain family shareholders. In conjunction with the acquisition, the Company launched a tender offer for the remaining outstanding shares of Beru, which ended in February 2005. Presently the Company holds 69.4% of the shares of Beru at a gross cost of $554.8 million, or $477.2 million net of cash and cash equivalents acquired (the Beru Acquisition). Beru is a leading global automotive supplier of diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors). The operating results of Beru have been reported within the Engine segment for 2005. The Company considers the Beru Acquisition to be material to the results of operations, financial position and cash flows from the date of acquisition through December 31, 2005 and believes that the internal controls and procedures of Beru have a material effect on internal control over financial reporting. Throughout 2005 the Company went through a process to coordinate the internal control processes at Beru and has extended its Sarbanes-Oxley Act Section 404 compliance program to include Beru at December 31, 2005. See Note 18 to the Consolidated Financial Statements for a discussion of this transaction and related restatement of 2005 interim consolidated financial statements.

RESULTS OF OPERATIONS

OVERVIEW

A summary of our operating results for the years ended December 31, 2005, 2004 and 2003 is as follows:

millions of dollars, except per share data

Year ended December 31,                                2005     2004     2003
-----------------------                              -------   ------   ------
Engine                                               $ 354.5   $281.7   $239.6
Drivetrain                                              97.6    106.9     98.4
                                                     -------   ------   ------
Segment earnings before interest and taxes             452.1    388.6    338.0
Corporate, including litigation settlement and
   equity in affiliates earnings                      (100.8)   (50.3)   (48.0)
                                                     -------   ------   ------
Consolidated earnings before interest and taxes        351.3    338.3    290.0
Interest expense and finance charges                    37.1     29.7     33.3
                                                     -------   ------   ------
Earnings before income taxes and minority interest     314.2    308.6    256.7
Provision for income taxes                              55.1     81.2     73.2
Minority interest, net of tax                           19.5      9.1      8.6
                                                     -------   ------   ------
Net earnings                                         $ 239.6   $218.3   $174.9
                                                     =======   ======   ======
Per share data - assuming dilution:                  $  4.17   $ 3.86   $ 3.20
                                                     =======   ======   ======

A summary of major factors impacting the Company's net earnings for the year ended December 31, 2005 in comparison to 2004 and 2003 is as follows:

     - Continued demand for our products in both Engine and Drivetrain segments.

     - Lower domestic production of light trucks and sport-utility vehicles equipped with torque transfer products.

     - Continued benefits of our cost reduction programs, including containment of selling, general & administrative expenses, which partially offset continued raw material and energy cost increases, rising health care costs and the costs related to global expansion.

     - Inclusion in Engine's results of operations of 69.4% interest in Beru (acquired in January and February 2005) and the related write-off of the excess purchase price allocated to Beru's in-process research and development (IPR&D), order backlog and beginning inventory.

     - Gain from the 2005 sale of shares in Aktiengesellschaft Kuhnle, Kopp & Kausch (AGK), an unconsolidated subsidiary carried on the cost basis.

     - Recognition in 2005 of a $45.5 million charge related to the anticipated cost of settling all alleged Crystal Springs-related environmental contamination personal injury and property damage claims. See Contingencies in Management's Discussion and Analysis for more information on Crystal Springs.

     - Higher interest expense due primarily to increased debt levels from funding the Beru Acquisition and, to a lesser extent, higher short-term interest rates.

     - Favorable currency impact of $3.1 million in 2005 and $11.0 million in 2004.

     -    Release of tax accrual accounts upon conclusion of certain tax audits.

The following table is provided for comparison with results from prior reporting periods. It details a number of non-recurring items that impacted earnings in 2005 and reconciles non-U.S. Generally Accepted Accounting Principle (GAAP) amounts to the most directly comparable U.S. GAAP amounts:

millions of dollars, except per share amounts

                                                              DILUTED EARNINGS
For the Year Ended December 31, 2005           NET EARNINGS     PER SHARE(1)
------------------------------------           ------------   ----------------
Non-U.S. GAAP:
   BorgWarner base business                       $238.7          $ 4.16
   Beru's contribution to net earnings               9.7            0.17
                                                  ------          ------
      Base business plus Beru                      248.4            4.33
   One-time write-off of the excess purchase
      price associated with Beru's IPR&D,
      order backlog and beginning inventory        (12.1)          (0.21)
   Net gain from divestitures                        6.3            0.11
   Adjustments to tax accruals                      25.7            0.45
   Crystal Springs related settlement              (28.7)          (0.50)
                                                  ------          ------
U.S. GAAP                                         $239.6          $ 4.17
                                                  ======          ======

(1) Does not add due to rounding and quarterly changes in the number of weighted-average outstanding diluted shares

NET SALES

The table below summarizes the overall worldwide global light vehicle production percentage changes for 2005 and 2004:

WORLDWIDE LIGHT VEHICLE YEAR OVER YEAR CHANGE IN PRODUCTION*

                                             2005   2004
                                             ----   ----
North America                                 0.0%  -0.7%
Europe                                       -0.2%   3.7%
Japan, South Korea and China                  7.9%   5.0%
Total Worldwide                               3.9%   4.7%

*    Data provided by CSM Worldwide.

BorgWarner Year Over Year Net Sales Change   21.8%  14.9%

Our net sales increases in 2005 and 2004 were strong compared to the estimated worldwide market production increase of approximately 3.9% in 2005 and approximately 4.7% in 2004. The Company's net sales increased 21.8% in 2005 from 2004, or 7.3% excluding the effect of the Beru Acquisition, and increased 14.9% in 2004 from 2003. The increase in 2005 was driven by European and Asian automaker demand for turbochargers, timing systems and emissions products, stronger commercial vehicle production in both Europe and North America, and sales growth of Drivetrain products outside of North America, including increased sales of dual-clutch transmission products. Sales in 2005 were negatively impacted by lower domestic production of light trucks and sport-utility vehicles equipped with BorgWarner torque transfer products. The effect of changing currency rates also had a positive impact on net sales and net earnings in 2005 and 2004. The effect of non-U.S. currencies, primarily the South Korean Won, added $23.9 million to net sales and $3.1 million to net earnings in 2005. In 2004, non-U.S. currencies, primarily the Euro, British Pound and Japanese Yen added $114.0 million to net sales and $11.0 million to net earnings. The year over year increase in net sales excluding the favorable impact of currency was 21.1% in 2005 and 11.1% in 2004. Excluding the favorable impacts of both currency and the Beru Acquisition, the year over year increase in net sales was 6.6% in 2005.

Consolidated net sales included sales to Ford Motor Company of approximately 16%, 21%, and 23%; to Volkswagen of approximately 13%, 10%, and 8%; to DaimlerChrysler of approximately 12%, 14%, and 17%; and to General Motors Corporation of approximately 9%, 10%, and 12% for the years ended December 31, 2005, 2004 and 2003, respectively. Both of our operating segments had significant sales to all four of the customers listed above. Such sales consisted of a variety of products to a variety of customer locations and regions. No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

Over the past several years as the demand for our technologies in Europe and Asia has grown, we have increased our sales to several other global OEMs, bringing us more in line with our customers' share of the global vehicle market. As a result, sales to Ford, DaimlerChrysler and General Motors have become a smaller percentage of total sales.

Our overall outlook for 2006 is positive. BorgWarner sales are expected to grow in excess of a projected moderate global vehicle production growth rate. The outlook for North American and European vehicle production is flat, but solid growth is anticipated in the Asian market. We expect to benefit from strong European and Asian automaker demand for turbochargers, timing systems, ignition systems and emissions products, as well as stronger commercial vehicle production in both Europe and North America. Growing demand for drivetrain products outside of North America, including increased sales of dual-clutch transmission products, is also a positive trend for the Company. Sales growth outside of the U.S. is expected to be partially offset by weaker foreign currencies in 2006. Assuming no major changes to the above assumptions, we expect continued long-term sales and net earnings growth.

RESULTS BY OPERATING SEGMENT

The Company's business is comprised of two operating segments: Engine and Drivetrain. These reportable segments are strategic business groups, which are managed separately as each represents a specific grouping of related automotive components and systems. The Company allocates resources to each segment based upon the projected after-tax return on invested capital (ROIC) of its business initiatives. The ROIC is comprised of projected earnings before interest and taxes (EBIT) adjusted for taxes compared to the projected average capital investment required.

EBIT is considered a "non-GAAP financial measure." Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. EBIT is defined as earnings before interest, taxes and minority interest. "Earnings" is intended to mean net earnings as presented in the Consolidated Statements of Operations under GAAP.

The Company believes that EBIT is useful to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire Company on a consolidated basis. EBIT is also one of the measures used by the Company to determine resource allocation within the Company. Although the Company believes that EBIT enhances understanding of our business and performance, it should not be considered an alternative to, or more meaningful than, net earnings or cash flows from operations as determined in accordance with GAAP. The following tables present net sales and EBIT by segment for the years 2005, 2004 and 2003:

NET SALES

millions of dollars

Year ended December 31,        2005       2004       2003
-----------------------      --------   --------   --------
Engine                       $3,004.7   $2,217.0   $1,869.7
Drivetrain                    1,333.7    1,358.6    1,245.6
Inter-segment eliminations      (44.6)     (50.3)     (46.1)
                             --------   --------   --------
Net Sales                    $4,293.8   $3,525.3   $3,069.2
                             ========   ========   ========

EARNINGS BEFORE INTEREST AND TAXES

millions of dollars

Year ended December 31,                                       2005     2004     2003
-----------------------                                      ------   ------   ------
Engine                                                      $ 354.5   $281.7   $239.6
Drivetrain                                                     97.6    106.9     98.4
                                                            -------   ------   ------
Segment earnings before interest and taxes (Segment EBIT)     452.1    388.6    338.0
Corporate, including litigation settlement and equity in
   affiliates' earnings                                      (100.8)   (50.3)   (48.0)
                                                            -------   ------   ------
Consolidated earnings before interest and taxes (EBIT)        351.3    338.3    290.0
Interest expense and finance charges                           37.1     29.7     33.3
                                                            -------   ------   ------
Earnings before income taxes and minority interest            314.2    308.6    256.7
Provision for income taxes                                     55.1     81.2     73.2
Minority interest, net of tax                                  19.5      9.1      8.6
                                                            -------   ------   ------
Net earnings                                                $ 239.6   $218.3   $174.9
                                                            =======   ======   ======

The ENGINE segment 2005 net sales were up 35.5% from 2004 with a 25.8% increase in segment EBIT over the same period. The 2005 increases were, in part, due to the inclusion of our majority stake in Beru whose operating results are now included in this segment. Excluding the impacts of foreign currency and Beru, sales were up 11.9% with a 13.2% increase in segment EBIT. The Engine segment continued to benefit from European and Asian automaker demand for turbochargers, timing systems and emissions products, and from stronger commercial vehicle production in both Europe and North America. The segment EBIT was impacted by increased volume, productivity, positive currency impact and reduced royalty expenses to Honeywell, which offset commodity price increases of approximately $24.0 million and start up costs in South Korea and China.

The Engine segment 2004 net sales increased 18.6% from 2003 and segment EBIT increased 17.6% over the same period. This segment benefited from continued demand for the Company's turbochargers for European passenger cars and commercial vehicles as well as continued growth of our timing chain and emissions products. The EBIT was impacted by increased productivity and production in the turbocharger business, which translated into higher profitability. This was partially offset by start up costs for variable cam timing (VCT) systems launched in 2004 and for new South Korean operations.

For 2006, the Engine segment expects to deliver continued growth from further penetration of diesel engines in Europe, which will continue to boost demand for turbochargers and Beru technologies, and the continued ramp-up of our first high-volume VCT system. Investments in South Korea and China are expected to begin to contribute to sales and EBIT. This growth is expected to help offset anticipated weakness in North American light vehicle production.

The DRIVETRAIN segment 2005 net sales decreased 1.8% from 2004 with an 8.7% decrease in segment EBIT over the same period. The sales and segment EBIT decreases were primarily due to weaker North American production of light trucks and sport-utility vehicles equipped with our torque transfer products. Partially offsetting those decreases was the continued ramp-up of the Company's DualTronic(TM) transmission modules in Europe. In addition to the loss of contribution margin on the lower sales volumes, commodity price increases of approximately $23.0 million, as well as health care cost increases, impacted EBIT unfavorably. The Company continues to focus on its cost reduction efforts to help offset these cost challenges.

The Drivetrain segment 2004 net sales increased 9.1% from 2003, with an 8.6% increase in segment EBIT over the same period. The sales increase was the result of strong global demand for transmission components and all-wheel drive systems. The Company's new DualTronic(TM) transmission modules continued to ramp-up volume in Europe. The increase in EBIT was due to increased volume and continued focus on cost reductions in our operations. These positive trends were offset by commodity price increases of approximately $20.0 million, which were primarily steel and start up costs.

The Drivetrain segment is expected to grow slightly in 2006 as stagnant demand for our rear-wheel-drive based four-wheel-drive systems in North America is expected to be offset by higher sales of front-wheel-drive based all-wheel-drive systems, increased penetration of automatic transmissions in Europe and Asia, including increased sales of dual-clutch transmission products, and new rear-wheel-drive based four-wheel-drive programs outside of North America.

CORPORATE is the difference between calculated total Company EBIT and the total of the segments' EBIT. It represents corporate headquarters expenses and expenses not directly attributable to the individual segments and also includes equity in affiliate earnings. This net expense was $100.8 million in 2005, $50.3 million in 2004, and $48.0 million in 2003. The primary driver of the $50.5 million increase in 2005 from 2004 was the $45.5 million charge associated with the anticipated cost of settling all Crystal Springs-related alleged environmental contamination personal injury and property damage claims. The $2.3 million increase in 2004 from 2003 was due to higher pension and post retirement health care costs for discontinued operations, which are recorded at the corporate level.

OTHER FACTORS AFFECTING RESULTS OF OPERATIONS

The following table details our results of operations as a percentage of sales:

Year Ended December 31,                                  2005    2004    2003
-----------------------                                 -----   -----   -----
Net sales                                               100.0%  100.0%  100.0%
Cost of sales                                            80.1    81.5    80.9
-----------------------------------------------------   -----   -----   -----
Gross profit                                             19.9    18.5    19.1
Selling, general and administrative expenses             11.5     9.6    10.3
Other (income) expense                                    0.8     0.1      --
-----------------------------------------------------   -----   -----   -----
Operating income                                          7.6     8.8     8.8
Equity in affiliate earnings, net of tax                 (0.7)   (0.8)   (0.7)
Interest expense and finance charges                      0.9     0.8     1.1
-----------------------------------------------------   -----   -----   -----
   Earnings before income taxes and minority interest     7.4     8.8     8.4
Provision for income taxes                                1.3     2.3     2.4
Minority interest, net of tax                             0.5     0.3     0.3
-----------------------------------------------------   -----   -----   -----
Net earnings                                              5.6%    6.2%    5.7%
=====================================================   =====   =====   =====

GROSS PROFIT for 2005 was 19.9%, up from 18.5% in 2004 and up from 19.1% in 2003. The increase in gross profit in 2005 was largely due to the Beru Acquisition. Excluding the impact of Beru, the Company's gross margin decreased slightly to 18.0% in 2005 from 18.5% in 2004. The decrease in gross margin is due to several factors, including higher raw material, health care and energy costs, a change in sales mix and geographic expansion. The geographic expansion includes new facilities in Europe and Asia for both operating segments. We anticipate 2006 margins to be impacted by higher raw material, health care and energy costs, the continued shift from components to systems sales and continued results from our cost reduction initiatives.

Also impacting gross margins in 2005, 2004 and 2003 is the effect of a royalty agreement the Company entered into with Honeywell International for certain variable turbine geometry (VTG) turbochargers after a German court ruled in favor of Honeywell in a patent infringement action. In order to continue shipping to its OEM customers, the Company and Honeywell entered into two separate royalty agreements, signed in July 2002 and June 2003, respectively. The June 2003 agreement runs through 2006 with a minimum royalty for shipments up to certain volume levels and a per unit royalty for any units sold above these stated amounts.

The royalty agreement costs recognized under the agreements were $1.9 million in 2005, $14.2 million in 2004 and $23.2 million in 2003. These costs were based on units shipped and were recorded in cost of goods sold. It is anticipated that these costs will again be at minimal levels in 2006 as the Company's primary customers have converted most of their requirements to the next generation VTG turbocharger.

SELLING, GENERAL AND ADMINISTRATIVE expenses (SG&A) as a percentage of net sales increased to 11.5% in 2005. The increase in SG&A spending in 2005 is due primarily to the acquisition of Beru. Excluding the impact of Beru, SG&A spending in 2005 was 9.4% of sales, down slightly from 9.6% in 2004 and 10.3% in 2003. We expect that the growth in sales will continue to outpace the future increases in SG&A spending due to the Company's ongoing focus on cost controls, and leveraging the existing infrastructure to support the increased sales.

Research and development (R&D) is a major component of the Company's SG&A expenses. R&D spending was $161.0 million, or 3.8% of sales in 2005, compared to $123.1 million, or 3.5% of sales in 2004, and $118.2 million, or 3.9% of sales in 2003. Beru is responsible for $32.0 million of the $37.9 million increase in R&D spending over 2004. We continue to increase our spending in R&D, although the growth rate in the future may not necessarily match the rate of our sales growth. We also continue to invest in a number of cross-business R&D programs, as well as a number of other key programs, all of which are necessary for short and long-term growth. Our long-term expectation for R&D spending is approximately 4.0% of sales. We intend to maintain our commitment to R&D spending while continuing to focus on controlling other SG&A costs.

OTHER (INCOME) EXPENSE increased to a loss of $34.8 million in 2005, from a loss of $3.0 million in 2004 and $(0.1) million of income in 2003. The 2005 loss was primarily due to the $45.5 million charge associated with the anticipated cost of settling all Crystal Springs-related alleged environmental contamination personal injury and property damage claims, which was offset in part by the $6.3 million gain on the sale of businesses, primarily the Company's interest in AGK, and interest income of $4.2 million. The major item in 2004 was losses from capital asset disposals of $3.5 million.

EQUITY IN AFFILIATES EARNINGS, NET OF TAX of $28.2 million in 2005 decreased by $1.0 million from 2004, and increased by $9.1 million in 2004 from 2003. This line item is primarily driven by the results of our 50% owned Japanese joint venture, NSK-Warner, and our 32.6% owned Indian joint venture, Turbo Energy Limited (TEL). Equity in affiliate earnings in 2005 was negatively impacted by net adjustments to the carrying values of our equity investments that were partially offset by improved operating results of both NSK-Warner and TEL. For more discussion of NSK-Warner, see Note 6 of the Consolidated Financial Statements.

INTEREST EXPENSE AND FINANCE CHARGES increased by $7.4 million in 2005 from 2004 and decreased by $3.6 million in 2004 from 2003. The increase in 2005 was due primarily to the $156.0 million increase in debt levels from funding the Beru Acquisition and, to a lesser extent, higher short-term interest rates. The decrease in 2004 was due to lower debt levels, as we used cash generated from operations to pay off debt. In 2004, our balance sheet debt decreased $71.0 million excluding the fair value adjustment for interest rate swaps, and we reduced the amount of securitized accounts receivable sold by $40.0 million. We took advantage of lower interest rates through the use of interest rate and cross-currency swap arrangements described more fully in Note 10 to the Consolidated Financial Statements.

THE PROVISION FOR INCOME TAXES resulted in an effective tax rate for 2005 of 17.5% compared with rates of 26.3% in 2004 and 28.5% in 2003. The effective tax rate of 17.5% for 2005 differs from the U.S. statutory rate primarily due to the following factors:

     - The release of tax accrual accounts upon conclusion of certain tax audits.

     - The tax effects of the disposition of AGK and other miscellaneous dispositions.

     -    Foreign rates which differ from those in the U.S.

     - The realization of certain business tax credits including R&D and foreign tax credits.

     -    Other permanent items, including equity in affiliates earnings.

If the effects of the tax accrual release, the Crystal Springs related settlement, the one-time amortization of certain Beru accounting items, the disposition of AGK and other miscellaneous dispositions are not taken into account, the Company's effective tax rate associated with its on-going business operations was approximately 27.8%. This rate was lower than the 2004 tax rate for on-going operations of 30.0% primarily due to changes in the mix of global pre-tax income among taxing jurisdictions including withholding taxes.

MINORITY INTEREST, NET OF TAX of $19.5 million increased by $10.4 million from 2004 and by $10.9 million from 2003. The increase is primarily related to the 30.6% minority interest in Beru, in addition to the earnings growth in our Asian majority-owned subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

CAPITALIZATION

millions of dollars                                     2005       2004     % CHANGE
-------------------                                   --------   --------   --------
Notes payable and current portion of long-term debt   $  299.9   $   16.5
Long-term debt                                           440.6      568.0
                                                      --------   --------     ----
   Total debt                                            740.5      584.5     26.7%
                                                      --------   --------     ----
Minority interest in consolidated subsidiaries           136.1       22.2
Total stockholders' equity                             1,644.2    1,534.2
                                                      --------   --------     ----
   Total capitalization                               $2,520.8   $2,140.9     17.7%
                                                      ========   ========     ====
      Total debt to capital ratio                         29.4%      27.3%
                                                      ========   ========

Stockholders' equity increased by $110.0 million in 2005. The increase was primarily caused by net income of $239.6 million, along with stock option exercises of $17.6 million. These factors were somewhat offset by currency translation adjustments of $97.4 million, hedge instrument adjustments of $0.3 million, and dividend payments of $31.8 million. In relation to the U.S. Dollar, the currencies in foreign countries where we conduct business, particularly the Euro and Japanese Yen, weakened, causing the currency translation component of other comprehensive income to decrease in 2005. The $156.0 million increase in debt was primarily due to the funding of the Beru Acquisition at a cost of $554.8 million, $477.2 million net of cash and cash equivalents acquired.

OPERATING ACTIVITIES

Net cash provided by operating activities of $396.5 million is $30.1 million less than in 2004, primarily as a result of higher cash tax payments of $86.5 million in 2005 versus 2004, payment of $28.5 million of Crystal Springs-related settlements in 2005 and the funding of post retirement related liabilities with cash in 2005 instead of the $25.8 million of Company stock used in 2004. The $396.5 million consists of net earnings of $239.6 million, increased for non-cash charges of $224.4 million and offset by a $67.5 million increase in net operating assets and liabilities. Non-cash charges are primarily comprised of $255.5 million in depreciation and amortization expense.

Accounts receivable, excluding the impact of currency and the Beru Acquisition, increased a total of $79.6 million due to higher business levels, particularly in Europe. Certain of our European customers tend to have longer payment terms than our North American customers. Inventory increased by $30.1 million excluding the impact of currency and Beru, while our inventory turns decreased slightly to 12.5 times from 12.9 in 2004.

INVESTING ACTIVITIES

Net cash used in investing activities totaled $700.1 million, compared with $257.2 million in the prior year. The majority of the increase was due to payments for the Beru Acquisition. Capital spending of $246.7 million in 2005, or 5.7% of sales, increased $41.8 million over the 2004 level of $204.9 million, or 5.8% of sales. Selective capital spending remains an area of focus for the Company, both in order to support our book of new business and for cost reduction and other purposes. Heading into 2006, we plan to continue to spend on capital to support the launch of our new applications and for cost reductions and productivity improvement projects. Our target for capital spending is approximately 5.5% of sales.

On March 11, 2005, the Company completed the sale of its holdings in AGK for $57.0 million to Turbo Group GmbH. The proceeds, net of closing costs, were approximately $54.2 million, resulting in a gain of $10.1 million on the sale.

The 2003 investing uses of cash includes $12.8 million of payments to resolve a valuation dispute regarding the value of the turbocharger business of AGK. The valuation payment resulted from the settlement in 2003 of a lawsuit brought by certain minority shareholders of AGK related to the automotive turbocharger business of AGK, which the Company purchased from AGK in 1998.

FINANCING ACTIVITIES AND LIQUIDITY

In 2005 the Company financed the $554.8 million Beru Acquisition ($477.2 million net of cash and cash equivalents acquired) and subsequently repaid $160.2 million of those borrowings. See Note 18 to the Consolidated Financial Statements for a discussion of the transaction. Net debt repayments were $55.9 million and $21.3 million in 2004 and 2003, respectively. Proceeds from the exercise of employee stock options provided $17.6 million, $14.4 million and $39.3 million in 2005, 2004 and 2003, respectively. The Company also paid dividends, including payments to minority shareholders, of $40.0 million, $27.9 million and $19.4 million in 2005, 2004 and 2003, respectively.

The Company has a revolving multi-currency credit facility, which provides for borrowings up to $600 million through July 2009. The credit facility agreement is subject to the usual terms and conditions applied by banks to an investment grade company. The Company was in compliance with all covenants for all periods presented. In addition to the credit facility, we have $300 million available under a universal shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt and/or equity instruments could be issued. The Company also has access to the commercial paper market through a $50 million accounts receivable securitization facility, which is rolled over annually. From a credit quality perspective, we have an investment grade credit rating of A- from Standard & Poor's and Baa2 from Moody's.

The Company's significant contractual obligation payments at December 31, 2005, are as follows:

millions of dollars                                       TOTAL     2006    2007-2008   2009-2010   AFTER 2010
-------------------                                     --------   ------   ---------   ---------   ----------
Other post retirement benefits excluding pensions (a)   $2,273.4   $ 34.1     $ 74.3      $ 81.3     $2,083.7
Notes payable and long-term debt                           742.7    299.9       17.8       164.8        260.2
Projected minimum interest costs (b)                       102.9     27.4       42.5        26.1          6.9
Non-cancelable operating leases (c)                         69.7     28.4       15.1        13.0         13.2
Capital spending obligations                                59.1     59.1         --          --           --
                                                        --------   ------     ------      ------     --------
   Total (d)                                            $3,247.8   $448.9     $149.7      $285.2     $2,364.0
                                                        ========   ======     ======      ======     ========

(a) Other post retirement benefits (excluding pensions) include anticipated future payments to cover retiree medical and life insurance benefits. Since the timing and amount of payments for pension plans are not certain for future years, such payments have been excluded from this table. The Company expects to contribute a total of $25 million to $30 million into all pension plans during 2006. See Note 11 to the Consolidated Financial Statements for disclosures related to the Company's pension and other post retirement benefits.

(b)  Projection is based upon an average debt portfolio interest rate of 5.00%.

(c) 2006 includes $16.6 million for the guaranteed residual value of production equipment with a lease that expires in 2006. Please see Note 15 to the Consolidated Financial Statements for details concerning this lease.

(d) The Company does not have any long-term or fixed purchase obligations for inventories.

We believe that the combination of cash from operations, cash balances, available credit facilities and the universal shelf registration will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future. We will continue to balance our needs for internal growth, external growth, debt reduction, dividends and share repurchase.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2005, the accounts receivable securitization facility was sized at $50 million and has been in place with its current funding partner since January 1994. This facility sells accounts receivable without recourse.

The Company has certain leases that are recorded as operating leases. Types of operating leases include leases on the headquarters facility, an airplane, vehicles, and certain office equipment. The Company also has a lease obligation for production equipment at one of its facilities. The total expected future cash outlays for all lease obligations at the end of 2005 is $69.7 million. See
Note 15 to the Consolidated Financial Statements for more information on operating leases, including future minimum payments.

The Company has guaranteed the residual values of the leased production equipment. The guarantees extend through the maturity of the underlying lease, which is in 2006. In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $16.6 million. The equipment is currently fully utilized and we do not believe we have any potential loss due to this guarantee.

PENSION AND OTHER POST RETIREMENT BENEFITS

The Company's policy is to fund its defined benefit pension plans in accordance with applicable government regulations and to make additional contributions when management deems it appropriate. At December 31, 2005, all legal funding requirements had been met. The Company contributed $26.0 million to its pension plans in 2005 and $36.3 million in 2004. The Company expects to contribute a total of $25 million to $30 million in 2006.

The funded status of all pension plans decreased from an unfunded position of $(116.4) million at the end of 2004 to $(144.5) million at the end of 2005. The main reason for the $28.1 million increase in the net underfunding is the inclusion of the Beru pension plans in 2005. Beru's pension plans, like our other pension plans in Germany, are unfunded plans.

Other post retirement benefits primarily consist of post retirement health care benefits for certain employees and retirees of the Company's U.S. operations. The Company funds these benefits as retiree claims are incurred. Other post retirement benefits had an unfunded status of $(679.9) million at the end of 2005, and $(537.2) million at the end of 2004. The unfunded levels increased due to the decrease in the discount rate assumption and the increase in the health care inflation assumption. These increases were somewhat offset by changes in certain plan designs during 2005.

The Company believes it will be able to fund the requirements of these plans through cash generated from operations or other available sources of financing for the foreseeable future.

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

ENVIRONMENTAL

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 38 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its results of operations, financial position, or cash flows, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

Based on information available to us, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors, the Company has established an accrual for indicated environmental liabilities with a balance at December 31, 2005, of approximately $38.3 million. Included in the total accrued liability is the $16.1 million anticipated cost to settle all outstanding claims related to Crystal Springs described below, which was recorded in the second quarter of 2005. For the other 37 sites, we have accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company's results of operations, cash flows or financial condition. The Company expects to expend substantially all of the $38.3 million environmental accrued liability over the next three to five years.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company's acquisition of Kuhlman Electric's parent company, Kuhlman Corporation, in 1999. During 2000, Kuhlman Electric notified us that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant. Kuhlman Electric and others, including the Company, were sued in numerous related lawsuits, in which multiple claimants alleged personal injury and property damage.

The Company and other defendants, including the Company's subsidiary, Kuhlman Corporation, entered into a settlement in July 2005 regarding approximately 90% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $39.0 million in settlement funds. The settlement was paid in three approximately equal installments. The first two payments of $12.9 million were made in the third and fourth quarters of 2005 and the remaining installment of $13.0 million was paid in the first quarter of 2006.

The same group of defendants entered into a settlement in October 2005 regarding approximately 9% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $5.4 million in settlement funds. The settlement was paid in two approximately equal installments in the fourth quarter of 2005 and the first quarter of 2006. With this settlement, the Company and other defendants have resolved about 99% of the known personal injury and property damage claims relating to the alleged environmental contamination. The cost of this settlement has been recorded in other income in the Consolidated Statements of Operations.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS

In 2005, the FASB issued Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations" an interpretation of Statement of Financial Accounting Standards (SFAS) 143, which requires the Company to recognize legal obligations to perform asset retirements in which the timing and
(or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Certain government regulations require the removal and disposal of asbestos from an existing facility at the time the facility undergoes major renovations or is demolished. The liability exists because the facility will not last forever, but it is conditional on future renovations, even if there are no immediate plans to remove the materials which pose no health or safety hazard in their current condition. Similarly, government regulations require the removal or closure of underground storage tanks (USTs) when their use ceases, the disposal of polychlorinated biphenyl
(PCBs) transformers and capacitors when their use ceases, and the disposal of lead-based paint in conjunction with facility renovations or demolition. We currently have 11 manufacturing locations within our Company, which have been identified as containing asbestos-related building materials, USTs, PCB transformers or capacitors, or lead-based paint. The fair value to remove and dispose of this material has been estimated and recorded at $0.8 million as of December 31, 2005.

PRODUCT LIABILITY

Like many other industrial companies who have historically operated in the United States, the Company (or parties the Company indemnifies) continues to be named as one of many defendants in asbestos-related personal injury actions. Management believes that the Company's involvement is limited because, in general, these claims relate to a few types of automotive friction products, manufactured many years ago that contained encapsulated asbestos. The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm. As of December 31, 2005, the Company had approximately 67,000 pending asbestos-related product liability claims. Of these outstanding claims, approximately 58,000 are pending in just three jurisdictions, where significant tort reform activities are underway.

The Company's policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment. The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers. In 2005, of the approximately 38,000 claims resolved, only 295 (0.8%) resulted in any payment being made to a claimant by or on behalf of the Company. In 2004 of the 4,062 claims resolved, only 255 (6.3%) resulted in any payment being made to a claimant by or on behalf of the Company.

Prior to June 2004, the settlement and defense costs associated with all claims were covered by the Company's primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding agreement. In June 2004, primary layer insurance carriers notified the Company of the exhaustion of their policy limits. This led the Company to access the next available layer of insurance coverage. Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding agreement. The Company paid $2.9 million in 2005 and $1.0 million in 2004 as a result of the funding agreement for claims that have been resolved. The Company is expecting to fully recover these amounts. Recovery is dependent on the completion of an audit proving the exhaustion of primary insurance coverage and the successful resolution of the declaratory judgment action referred to below. At December 31, 2005 an amount of $3.9 million was owed by insurance carriers in respect of claims settled and funded by the Company in advance of the insurers' reimbursement. This amount has been submitted to carriers for reimbursement and the Company expects to be fully reimbursed.

At December 31, 2005, the Company has an estimated liability of $41.0 million for future claims resolutions, with a related asset of $41.0 million to recognize the insurance proceeds receivable by the Company for estimated losses related to claims that have yet to be resolved. Insurance carrier reimbursement of 100% is expected based on the Company's experience, its insurance contracts and decisions received to date in the declaratory judgment action referred to below. At December 31, 2004, the comparable value of the insurance receivable and accrued liability was $40.8 million.

The amounts recorded in the Condensed Consolidated Balance Sheets related to the estimated future settlement of existing claims are as follows:

millions of dollars                         2005    2004
-------------------                        -----   -----
Assets:
   Prepayments and other current assets    $20.8   $13.5
   Other non-current assets                 20.2    27.3
                                           -----   -----
      Total insurance receivable           $41.0   $40.8
                                           =====   =====

Liabilities:
   Accounts payable and accrued expenses   $20.8   $13.5
   Long-term liabilities - other            20.2    27.3
                                           -----   -----
      Total accrued liability              $41.0   $40.8
                                           =====   =====

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

A declaratory judgment action was filed in January 2004 in the Circuit Court of Cook County, Illinois by Continental Casualty Company and related companies
(CNA) against the Company and certain of its other historical general liability insurers. CNA provided the Company with both primary and additional layer insurance, and, in conjunction with other insurers, is currently defending and indemnifying the Company in its pending asbestos-related product liability claims. The lawsuit seeks to determine the extent of insurance coverage available to the Company including whether the available limits exhaust on a "per occurrence" or an "aggregate" basis, and to determine how the applicable coverage responsibilities should be apportioned. On August 15, 2005, the Court issued an interim order regarding the apportionment matter. The interim order has the effect of making insurers responsible for all defense and settlement costs pro rata to time-on-the-risk, with the pro-ration method to hold the insured harmless for periods of bankrupt or unavailable coverage. Appeals of the interim order were denied. However, the issue is reserved for appellate review at the end of the action. In addition to the primary insurance available for asbestos-related claims, the Company has substantial additional layers of insurance available for potential future asbestos-related product claims. As such, the Company continues to believe that its coverage is sufficient to meet foreseeable liabilities.

Although it is impossible to predict the outcome of pending or future claims or the impact of tort reform legislation being considered at the State and Federal levels; due to the encapsulated nature of the products, our experiences in aggressively defending and resolving claims in the past, and our significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company's results of operations, cash flows or financial condition.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with GAAP. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and results of operations. These policies require management's most difficult, subjective or complex judgments in the preparation of the financial statements and accompanying notes. Management makes estimates and assumptions about the effect of matters that are inherently uncertain, relating to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Our most critical accounting policies are discussed below.

REVENUE RECOGNITION

The Company recognizes revenue upon shipment of product when title and risk of loss pass to the customer. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include (i) an assessment as to whether an adverse event or circumstance has triggered the need for an impairment review; and (ii) undiscounted future cash flows generated by the asset.

GOODWILL

The Company annually reviews its goodwill for impairment in the fourth quarter of each year for all of its reporting units, or when events and circumstances warrant such a review. This review requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable. However, different assumptions could materially affect the estimated fair value. The goodwill impairment test was performed in December 2005, 2004 and 2003 and no impairment was found each time. Amortization continues to be recorded for other intangible assets with definite lives.

See Note 7 to the Consolidated Financial Statements for more information regarding goodwill.

ENVIRONMENTAL ACCRUAL

We work with outside experts to determine a range of potential liability for environmental sites. The ranges for each individual site are then aggregated into a loss range for the total accrued liability. Management's estimate of the loss range for 2005 is between $36.5 million and $50.8 million. We record an accrual at the most probable amount within the range unless one cannot be determined; in which case we record the accrual at the low end of the range. At the end of 2005, our total accrued environmental liability was $38.3 million.

See Note 14 to the Consolidated Financial Statements for more information regarding environmental accrual.

PRODUCT WARRANTY

The Company provides warranties on some of its products. The warranty terms are typically from one to three years. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claim settlements; as well as product manufacturing and industry developments and recoveries from third parties. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual. The accrual is represented in both long-term and short-term liabilities on the balance sheet.

See Note 8 to the Consolidated Financial Statements for more information regarding product warranty.

OTHER LOSS ACCRUALS AND VALUATION ALLOWANCES

The Company has numerous other loss exposures, such as customer claims, workers' compensation claims, litigation, and recoverability of assets. Establishing loss accruals or valuation allowances for these matters requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. We estimate losses under the programs using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded accrued liabilities for loss or asset valuation allowances.

PENSION AND OTHER POST RETIREMENT DEFINED BENEFITS

The Company provides post retirement defined benefits to a substantial portion of its current and former employees. Costs associated with post retirement defined benefits include pension and post retirement health care expenses for employees, retirees and surviving spouses and dependents. The Company's employee defined benefit pension and post retirement health care expenses are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate. The effects of the modifications are recorded currently or amortized over future periods in accordance with U.S. GAAP.

The Company's approach to establishing the discount rate is based upon the market yields of high-quality corporate bonds, with appropriate consideration of each plan's defined benefit payment terms and duration of the liabilities. The discount rate assumption is typically rounded up or down to the nearest 25 basis points. Based on this approach, at December 31, 2005, the Company lowered the discount rate for its U.S. pension and other defined benefit plans to 5.50% from 5.75% at December 31, 2004. The decrease of 25 basis points in the discount rate increased the Company's U.S. pension plan projected benefit obligation by approximately $7.9 million at December 31, 2005 and is expected to increase pension expense in fiscal year 2006 by approximately $0.6 million. The decrease of 25 basis points in the discount rate increased the Company's other post retirement benefit obligation by $20.0 million at December 31, 2005 and is expected to increase the other post retirement expense by approximately $1.7 million in 2006. As a sensitivity measure for the non-U.S. defined benefit pension plans, a decrease of 25 basis points would increase the Company's projected benefit obligation by approximately $14.6 million at December 31, 2005, and would increase the non-U.S. pension expense by approximately $1.8 million in 2006.

The Company determines its expected return on plan asset assumptions by evaluating estimates of future market returns and the plans' asset allocation. The Company also considers the impact of active management of the plans' invested assets. The Company's expected return on assets assumption reflects the asset allocation of each plan. The Company's assumed long-term rate of return on assets for its U.S. pension plans was 8.75% for 2005, 2004 and 2003. The Company does not anticipate a change in the long-term rate of return on assets for pension benefits for 2006. The Company's assumed the long-term rate of return on assets for its U.K. pension plan was 6.75% for 2005, 2004 and 2003. The Company anticipates increasing its assumed long-term rate of return on U.K. plan assets to 7.25% for 2006, due to both recent and long-term asset performance and the plan's asset allocation. This change is expected to decrease pension expense by $0.7 million in 2006. For sensitivity purposes, a 25 basis point decrease in the long-term return on assets would increase total pension expense by $1.2 million in 2006.

The Company determines its health care inflation rate for its other post retirement benefit plans by evaluating the circumstances surrounding the plan design, recent experience and health care economics. For December 31, 2005 the health care inflation assumption has changed from 8% in 2005 (grading down to 4.5% by 2009) to 10% for 2006 (grading down to 5% by 2011.) This change has increased the Company's other postretirement benefit obligation by approximately $93.5 million at December 31, 2005 and is expected to increase other postretirement benefit expense in fiscal year 2006 by approximately $14.4 million.

Based on the information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions, or experience different from that assumed, could impact the Company's financial position, results of operations, or cash flows.

See Note 11 to the Consolidated Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance that primarily represents foreign operating and other loss carryforwards for which utilization is uncertain. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against the Company's net deferred tax assets. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. In determining the need for a valuation allowance, the historical and projected financial performance of the operation recording the net deferred tax asset is considered along with any other pertinent information. Since future financial results may differ from previous estimates, periodic adjustments to the Company's valuation allowance may be necessary.

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is less than certain. We are regularly under audit by the various applicable tax authorities. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5 "Accounting for Contingencies". The Company's federal and certain state income tax returns and certain non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities. Although the outcome of tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions included amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. At December 31, 2005, the Company has recorded a liability for its best estimate of the probable loss on certain of its tax positions, the majority of which is included in other current liabilities. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

See Note 4 to the Consolidated Financial Statements for more information regarding income taxes.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs" which is an amendment of ARB No. 43, Chapter 4. This statement provides clarification of accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Generally, this statement requires that those items be recognized as current period charges. SFAS 151 becomes effective for the Company on January 1, 2006. The Company does not expect that this pronouncement will have a material impact on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 123(R), "Shared-Based Payment" (FAS
123R) which requires companies to measure and recognize compensation expense for all share-based payments at fair value. In addition, the FASB has issued a number of supplements to FAS 123R to guide the implementation of this new accounting pronouncement. Share-based payments include stock option grants and certain transactions under other Company stock plans. The Company grants options to purchase common stock of the Company to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options are granted. FAS 123R will be effective for the Company beginning January 1, 2006. The Company will use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. FAS 123R also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting FAS 123R (the APIC Pool.) The Company is currently evaluating acceptable methods for calculating its APIC Pool. The Company expects that the implementation of this pronouncement will lower 2006 earnings by approximately ($0.16) to ($0.18) per diluted share. For 2005, stock option expense would increase by approximately ($.05) to ($.07) per diluted share if the Company adopted FAS 123R as of January 1, 2005 due to the appreciation of the stock price during the past few years and increases in the number of incentive stock options issued.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations" an interpretation of SFAS 143 (the Interpretation.) FIN 47 clarifies the manner in which uncertainties concerning the timing and the method of settlement of an asset retirement obligation should be accounted for. In addition, the Interpretation clarifies the circumstances under which fair value of an asset retirement obligation is considered subject to reasonable estimation. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company recorded a $0.8 million loss accrual upon adoption of this pronouncement in December 2005.

QUALITATIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

The Company's primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used or consumed in our manufacturing operations. Some of our commodity purchase price risk is covered by supply agreements with customers and suppliers. Other commodity purchase price risk is addressed by hedging strategies, which include forward contracts. The Company enters into derivative instruments only with high credit quality counterparties and diversifies its positions across such counterparties in order to reduce its exposure to credit losses. We do not engage in any derivative instruments for purposes other than hedging specific operating risks.

We have established policies and procedures to manage sensitivity to interest rate, foreign currency exchange rate and commodity purchase price risk, which include monitoring the level of exposure to each market risk.

INTEREST RATE RISK

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company selectively uses interest rate swaps to reduce market value risk associated with changes in interest rates (fair value hedges). At the end of 2005, the amount of net debt with fixed interest rates was 50% of total debt, including the impact of the interest rate swaps. Our earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to floating money market rates. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense for 2005 of approximately $1.8 million, and $1.3 million in 2004.

We also measure interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2005, the net fair value of these instruments would increase by approximately $22.2 million if interest rates decreased and would decrease by approximately $20.5 million if interest rates increased. Our interest rate sensitivity analysis assumes a constant shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 2004, measured in a similar manner, was slightly greater than at December 31, 2005.

FOREIGN CURRENCY EXCHANGE RATE RISK

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Currently, our most significant currency exposures relate to the British Pound, the Euro, the Hungarian Forint, the Japanese Yen, and the South Korean Won. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities and related supply chain participants in the markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans and cross currency swaps. Such non-U.S. Dollar debt was $478.0 million as of December 31, 2005 and $324.6 million as of December 31, 2004. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In addition, the Company periodically enters into forward currency contracts in order to reduce exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency. In the aggregate, our exposure related to such transactions was not material to our financial position, results of operations or cash flows in both 2005 and 2004.

COMMODITY PRICE RISK

Commodity price risk is the possibility that we will incur economic losses due to adverse changes in the cost of raw materials used in the production of our products. Commodity forward and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals and natural gas consumption used in the manufacturing of vehicle components. In the aggregate, our exposure related to such transactions was not material to our financial position, results of operations or cash flows in both 2005 and 2004.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the factors identified under Item 1A, "Risk Factors," in the Form 10-K for the fiscal year ended December 31, 2005. The Company does not undertake any obligation to update any forward-looking statement.

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

The accompanying Consolidated Financial Statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Management has made available all the Company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent registered public accounting firm in connection with their annual audit of the financial statements. The independent registered public accounting firm conducts their evaluation in accordance with the standards of the Public Company Accounting Oversight Board (United States) and performs such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent registered public accounting firm concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 2005, the Company's system of internal control was effective to accomplish the objectives set forth in the first sentence of this paragraph.

The Company's Audit Committee, composed entirely of directors of the Company who are not employees, meets periodically with the Company's management and independent registered public accounting firm to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. In carrying out these responsibilities, the Audit Committee and the independent registered public accounting firm have unrestricted access to each other with or without the presence of management representatives.

/s/ TIMOTHY M. MANGANELLO
-------------------------------------
Timothy M. Manganello
Chairman and Chief Executive Officer

/s/ ROBIN J. ADAMS
-------------------------------------
Robin J. Adams
Executive Vice President,
Chief Financial Officer &
Chief Administrative Officer

February 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BorgWarner Inc.:

We have audited the consolidated balance sheets of BorgWarner Inc. and Consolidated Subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and Consolidated Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented in this Annual Report to Stockholders) dated February 17, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

February 17, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

millions of dollars, except share and per share amounts

For the Year Ended December 31,                        2005       2004       2003
-------------------------------                      --------   --------   --------
Net sales                                            $4,293.8   $3,525.3   $3,069.2
Cost of sales                                         3,440.0    2,874.2    2,482.5
                                                     --------   --------   --------
   Gross profit                                         853.8      651.1      586.7
Selling, general and administrative expenses            495.9      339.0      316.9
Other (income) expense                                   34.8        3.0       (0.1)
                                                     --------   --------   --------
   Operating income                                     323.1      309.1      269.9
Equity in affiliates earnings, net of tax               (28.2)     (29.2)     (20.1)
Interest expense and finance charges                     37.1       29.7       33.3
                                                     --------   --------   --------
Earnings before income taxes and minority interest      314.2      308.6      256.7
Provision for income taxes                               55.1       81.2       73.2
Minority interest, net of tax                            19.5        9.1        8.6
                                                     --------   --------   --------
Net earnings                                         $  239.6   $  218.3   $  174.9
                                                     ========   ========   ========
Earnings per share - basic                           $   4.23   $   3.91   $   3.23
                                                     ========   ========   ========
Earnings per share - diluted                         $   4.17   $   3.86   $   3.20
                                                     ========   ========   ========
Average shares outstanding (thousands):
Basic                                                  56,708     55,872     54,116
Diluted                                                57,398     56,537     54,604

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

BORGWARNER INC. AND CONSOLIDATED SUBSIDIARIES

millions of dollars

December 31,                                                                       2005       2004
------------                                                                     --------   --------
ASSETS
Cash and cash equivalents                                                        $   89.7   $  229.7
Marketable securities                                                                40.6         --
Receivables                                                                         626.1      499.1
Inventories                                                                         332.0      223.4
Deferred income taxes                                                                28.0       22.6
Investment in business held for sale                                                   --       44.2
Prepayments and other current assets                                                 52.3       55.3
                                                                                 --------   --------
      Total current assets                                                        1,168.7    1,074.3

Property, plant and equipment - net of accumulated depreciation                   1,294.9    1,077.2

Tooling - net                                                                       106.2      102.1
Investments and advances                                                            197.7      193.7
Goodwill                                                                          1,029.8      860.8
Other non-current assets                                                            292.1      221.0
                                                                                 --------   --------
      Total other assets                                                          1,625.8    1,377.6
                                                                                 --------   --------
         Total assets                                                            $4,089.4   $3,529.1
                                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current portion of long-term debt                              $  299.9   $   16.5
Accounts payable and accrued expenses                                               786.4      608.0
Income taxes payable                                                                 35.8       39.3
                                                                                 --------   --------
      Total current liabilities                                                   1,122.1      663.8
Long-term debt                                                                      440.6      568.0
Long-term liabilities:
   Retirement-related liabilities                                                   522.1      498.0
   Other                                                                            224.3      242.9
                                                                                 --------   --------
      Total long-term liabilities                                                   746.4      740.9
Minority interest in consolidated subsidiaries                                      136.1       22.2
Capital stock:
   Preferred stock, $0.01 par value; authorized shares: 5,000,000; none issued         --         --
   Common stock, $0.01 par value; authorized shares: 150,000,000;
      issued shares: 2005, 57,138,475 and 2004, 56,361,167;
      outstanding shares: 2005, 57,134,491 and 2004, 56,357,183                       0.6        0.6
   Non-voting common stock, $0.01 par value;
      authorized shares: 25,000,000; none issued and outstanding                       --         --
Capital in excess of par value                                                      828.7      797.1
Unearned compensation on restricted stock                                            (1.1)        --
Retained earnings                                                                   889.2      681.4
Accumulated other comprehensive (loss) income                                       (73.1)      55.2
Common stock held in treasury, at cost: 3,984 shares in 2005 and 2004                (0.1)      (0.1)
                                                                                 --------   --------
      Total stockholders' equity                                                  1,644.2    1,534.2
         Total liabilities and stockholders' equity                              $4,089.4   $3,529.1
                                                                                 ========   ========

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

BORGWARNER INC. AND CONSOLIDATED SUBSIDIARIES

millions of dollars

For the Year Ended December 31,                                     2005      2004      2003
-------------------------------                                   -------   -------   -------
OPERATING
Net earnings                                                      $ 239.6   $ 218.3   $ 174.9
Adjustments to reconcile net earnings to net cash
   flows from operations:
Non-cash charges (credits) to operations:
   Depreciation                                                     185.6     138.8     124.5
   Amortization of tooling                                           38.2      38.2      36.8
   Amortization of intangible assets and other                       31.7       1.1       1.1
   Gain on sale of businesses, net of tax                            (6.3)       --        --
   Gain on asset disposals                                           (0.5)       --        --
   Employee retirement benefits funded with common stock               --      25.8      12.9
   Deferred income tax (benefit) provision                          (32.4)     13.8      40.0
   Equity in affiliate earnings, net of dividends
      received, minority interest and other                           8.1       4.7      (4.8)
                                                                  -------   -------   -------
      Net earnings adjusted for non-cash charges                    464.0     440.7     385.4
Changes in assets and liabilities, net of effects of
   acquisitions and divestitures:
   (Increase) in receivables                                        (79.6)    (60.4)    (90.4)
   (Increase) in inventories                                        (30.1)    (12.7)     (9.1)
   (Increase) decrease in prepayments and other current assets       19.9      (7.0)      7.3
   Increase (decrease) in accounts payable and accrued expenses     137.6     113.1      (0.3)
   Increase (decrease) in income taxes payable                      (61.7)     36.0      (0.2)
   Net change in other long-term assets and liabilities             (53.6)    (83.1)     14.2
                                                                  -------   -------   -------
      Net cash provided by operating activities                     396.5     426.6     306.9

INVESTING
Capital expenditures                                               (246.7)   (204.9)   (172.0)
Tooling outlays, net of customer reimbursements                     (45.8)    (47.5)    (42.4)
Payments for business acquired, net of cash and
   cash equivalents acquired                                       (477.2)       --        --
Net proceeds from asset disposals                                     9.5       4.2       8.0
Purchases of marketable securities                                  (52.3)       --        --
Proceeds from sales of marketable securities                         58.2        --        --
Proceeds from sale of businesses                                     54.2        --       5.4
Contingent valuation payment on acquired business                      --        --     (12.8)
Investment in unconsolidated subsidiary                                --      (9.0)    (14.4)
                                                                  -------   -------   -------
      Net cash used in investing activities                        (700.1)   (257.2)   (228.2)

FINANCING
Net increase (decrease) in notes payable                            136.2       5.3      (5.5)
Additions to long-term debt                                         168.7       0.6       0.3
Repayments of long-term debt                                       (160.2)    (61.8)    (16.1)
Payments for purchase of treasury stock                                --        --      (2.5)
Proceeds from stock options exercised                                17.6      14.4      39.3
Dividends paid, including minority shareholders                     (40.0)    (27.9)    (19.4)
                                                                  -------   -------   -------
      Net cash provided by (used in) financing activities           122.3     (69.4)     (3.9)
Effect of exchange rate changes on cash and cash equivalents         41.3      16.6       1.7
                                                                  -------   -------   -------
Net increase (decrease) in cash and cash equivalents               (140.0)    116.6      76.5
Cash and cash equivalents at beginning of year                      229.7     113.1      36.6
                                                                  -------   -------   -------
Cash and cash equivalents at end of year                          $  89.7   $ 229.7   $ 113.1
                                                                  =======   =======   =======

SUPPLEMENTAL CASH FLOW INFORMATION
Net cash paid during the year for:
   Interest                                                       $  41.5   $  29.3   $  34.5
   Income taxes                                                     121.5      35.0      24.4
Non-cash financing transactions:
   Issuance of common stock for Executive Stock
      Performance Plan                                            $   2.6   $   1.7   $   3.3
   Issuance of restricted common stock for
      non-employee directors                                          0.9       0.3        --
   Total debt assumed from business acquired                         30.0        --        --

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

BORGWARNER INC. AND CONSOLIDATED SUBSIDIARIES




                         Number of shares
                      ----------------------
                        Issued      Common
                        common     stock in
                         stock     treasury
                      ----------  ----------
Balance, January 1,
   2003               54,797,782  (1,637,774)

   Purchase of
      treasury stock          --     (83,860)
   Dividends
      declared                --          --
   Management
      shareholder
      notes                   --          --
   Shares issued
      under stock
      incentive
      plans                   --   1,517,208
   Shares issued
      under
      executive
      stock plan              --     131,762
   Shares issued
      under
      retirement
      savings plans      432,072          --
   Net income                 --          --
   Adjustment for
      minimum
      pension
      liability               --          --
   Currency
      translation
      and hedge
      instruments
      adjustment              --          --
                      ----------  ----------
Balance, December
   31, 2003           55,229,854     (72,664)

   Dividends
      declared                --          --
   Stock split                --          --
   Shares issued
      under stock
      incentive
      plans              523,994      68,680
   Shares issued
      under
      executive
      stock plan          41,252          --
   Restricted shares
      issued under
      stock
      incentive plan       6,400          --
   Shares issued
      under
      retirement
      savings plans      559,667          --
   Net income                 --          --
   Adjustment for
      minimum
      pension
      liability               --          --
   Currency
      translation
      and hedge
      instruments
      adjustment              --          --
                      ----------  ----------
Balance, December
   31, 2004           56,361,167      (3,984)

   Dividends
      declared                --          --
   Shares issued
      under stock
      incentive
      plans              712,640          --
   Shares issued
      under
      executive
      stock plan          48,569          --
   Net issuance of
      restricted
      stock, less
      amortization        16,099          --
   Net income                 --          --
   Adjustment for
      minimum
      pension
      liability               --          --
   Net unrealized
      loss on
      available-for-
      sale
      securities              --          --
   Currency
      translation
      and hedge
      instruments
      adjustment              --          --
                      ----------  ----------
BALANCE, DECEMBER
   31, 2005           57,138,475      (3,984)
                      ==========  ==========

                                                            millions of dollars
                      -----------------------------------------------------------------------------------------------
                                             Stockholders' equity
                      -----------------------------------------------------------------
                                                                   Unearned
                                                                 compensation             Accumulated
                      Issued  Capital in             Management       on                     other
                      common   excess of  Treasury  shareholder   restricted   Retained  comprehensive  Comprehensive
                       stock   par value    stock      notes         stock     earnings  income/(loss)  income/(loss)
                      ------  ----------  --------  -----------  ------------  --------  -------------  -------------
Balance, January 1,
   2003                $0.3     $737.7     ($35.9)     ($2.0)       $  0.0      $335.8       ($54.5)       ($120.5)
                                                                                                          --------
   Purchase of
      treasury stock     --         --       (2.5)        --            --          --           --             --
   Dividends
      declared           --         --         --         --            --       (19.4)          --             --
   Management
      shareholder
      notes              --         --         --        2.0            --          --           --             --
   Shares issued
      under stock
      incentive
      plans              --        5.3       34.0         --            --          --           --             --
   Shares issued
      under
      executive
      stock plan         --        0.4        2.9         --            --          --           --             --
   Shares issued
      under
      retirement
      savings plans      --       12.9         --         --            --          --           --             --
   Net income            --         --         --         --            --       174.9           --       $  174.9
   Adjustment for
      minimum
      pension
      liability          --         --         --         --            --          --          0.7            0.7
   Currency
      translation
      and hedge
      instruments
      adjustment         --         --         --         --            --          --         67.8           67.8
                       ----     ------      -----     ------        ------      ------      -------       --------
Balance, December
   31, 2003            $0.3     $756.3      ($1.5)    $   --        $   --      $491.3      $  14.0       $  243.4
                                                                                                          --------
   Dividends
      declared           --         --         --         --            --       (27.9)          --             --
   Stock split          0.3         --         --         --            --        (0.3)          --             --
   Shares issued
      under stock
      incentive
      plans              --       13.0        1.4         --            --          --           --             --
   Shares issued
      under
      executive
      stock plan         --        1.7         --         --            --          --           --             --
   Restricted shares
      issued under
      stock
      incentive plan     --        0.3         --         --            --          --           --             --
   Shares issued
      under
      retirement
      savings plans      --       25.8         --         --            --          --           --             --
   Net income            --         --         --         --            --       218.3           --          218.3
   Adjustment for
      minimum
      pension
      liability          --         --         --         --            --          --         12.8           12.8
   Currency
      translation
      and hedge
      instruments
      adjustment         --         --         --         --            --          --         28.4           28.4
                       ----     ------      -----     ------        ------      ------      -------       --------
Balance, December
   31, 2004            $0.6     $797.1      ($0.1)    $   --        $   --      $681.4      $  55.2       $  259.5
                                                                                                          --------
   Dividends
      declared           --         --         --         --            --       (31.8)          --             --
   Shares issued
      under stock
      incentive
      plans              --       28.1         --         --            --          --           --             --
   Shares issued
      under
      executive
      stock plan         --        2.6         --         --            --          --           --             --
   Net issuance of
      restricted
      stock, less
      amortization       --        0.9         --         --          (1.1)         --           --            --
   Net income            --         --         --         --            --       239.6           --       $  239.6
   Adjustment for
      minimum
      pension
      liability          --         --         --         --            --          --        (30.3)         (30.3)
   Net unrealized
      loss on
      available-for-
      sale
      securities         --         --         --         --            --          --         (0.3)         ($0.3)
   Currency
      translation
      and hedge
      instruments
      adjustment         --         --         --         --            --          --        (97.7)         (97.7)
                       ----     ------      -----     ------        ------      ------      -------       --------
BALANCE, DECEMBER
   31, 2005            $0.6     $828.7      ($0.1)        --         ($1.1)     $889.2       ($73.1)      $  111.3
                       ====     ======      =====     ======        ======      ======      =======       ========

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the "Company") is a leading global supplier of highly engineered systems and components primarily for powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport-utility vehicles, crossover vehicles, trucks, commercial transportation products and industrial equipment. Our products fall into two reportable operating segments:
Engine and Drivetrain.

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

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include all significant majority-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION The Company recognizes revenue upon shipment of product when title and risk of loss pass to the customer. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

CASH AND CASH EQUIVALENTS Cash and cash equivalents are valued at cost, which approximates fair market value. It is the Company's policy to classify all highly liquid investments with original maturities of three months or less as cash and cash equivalents.

MARKETABLE SECURITIES The marketable securities acquired as a part of the Beru Acquisition are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

See Note 5 to the Consolidated Financial Statements for more information on marketable securities.

ACCOUNTS RECEIVABLE The Company securitizes and sells certain receivables through third party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables. The maximum size of the facility has been set at $50 million since the fourth quarter of 2003.

During the years ended December 31, 2005 and 2004, total cash proceeds from sales of accounts receivable were $600 million. The Company paid servicing fees related to these receivables of $1.8 million, $0.9 million and $1.3 million in 2005, 2004 and 2003, respectively. These amounts are recorded in interest expense and finance charges in the Consolidated Statements of Operations. At December 31, 2005 and 2004, the Company had sold $50 million of receivables under a Receivables Transfer Agreement for face value without recourse.

INVENTORIES Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) or average-cost methods. Inventory held by U.S. operations was $108.0 million in 2005 and $106.1 million in 2004. Such inventories, if valued at current cost instead of LIFO, would have been greater by $9.1 million in 2005 and $6.6 million in 2004.

See Note 6 to the Consolidated Financial Statements for more information on inventories.

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

See Note 6 to the Consolidated Financial Statements for more information on property, plant and equipment and depreciation.

IMPAIRMENT OF LONG-LIVED ASSETS The Company periodically reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include (i) an assessment as to whether an adverse event or circumstances has triggered the need for an impairment review; and (ii) undiscounted future cash flows generated by the asset.

GOODWILL AND OTHER INTANGIBLE ASSETS Under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized; however, it must be tested for impairment at least annually. In the fourth quarter of each year, or when events and circumstances warrant such a review, the Company reviews the goodwill for all of its reporting units for impairment. The fair value of the Company's businesses used in determination of the goodwill impairment is computed using the expected present value of associated future cash flows. This review requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable. However, different assumptions could materially affect the estimated fair value. The results of the analysis performed in December 2005 did not indicate an impairment of the book value of the Company's goodwill.

See Note 7 to the Consolidated Financial Statements for more information on goodwill and other intangibles.

PRODUCT WARRANTY The Company provides warranties on some of its products. The warranty terms are typically from one to three years. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claim settlements; as well as product manufacturing and industry developments and recoveries from third parties. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual. The accrual is represented in both long-term and short-term liabilities on the balance sheet.

See Note 8 to the Consolidated Financial Statements for more information regarding product warranty.

OTHER LOSS ACCRUALS AND VALUATION ALLOWANCES The Company has numerous other loss exposures, such as customer claims, workers' compensation claims, litigation, and recoverability of assets. Establishing loss accruals or valuation allowances for these matters requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. We estimate losses under the programs using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded accrued liabilities for loss or asset valuation allowances.

DERIVATIVE FINANCIAL INSTRUMENTS The Company recognizes that certain normal business transactions generate risk. Examples of risks include exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency, changes in cost of major raw materials and supplies, and changes in interest rates. It is the objective and responsibility of the Company to assess the impact of these transaction risks, and offer protection from selected risks through various methods including financial derivatives. Virtually all derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in qualifying hedge fair values are matched with the underlying transactions. All hedge instruments are carried at their fair value based on quoted market prices for contracts with similar maturities. The Company does not engage in any derivative transactions for purposes other than hedging specific risks.

See Note 10 to the Consolidated Financial Statements for more information on derivative financial instruments.

STOCK BASED COMPENSATION SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," encourage, but do not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the Company's common stock at the date of grant, which is the measurement date. Further disclosure about the Company's stock compensation plans can be found in Note 12. The following table illustrates the effect on the Company's net earnings and net earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123:

millions of dollars, except per share data              2005     2004     2003
------------------------------------------             ------   ------   ------
Net earnings, as reported                              $239.6   $218.3   $174.9
ADD: Stock-based employee
        compensation expense included
        in net income, net of income tax                  5.5      1.6      2.7
DEDUCT: Total stock-based employee compensation
           expense determined under fair value based
           method for all awards, net of income tax     (12.2)    (7.7)    (7.7)
                                                       ------   ------   ------
Pro forma net earnings                                 $232.9   $212.2   $169.9
                                                       ======   ======   ======
Earnings per share:
Basic - as reported                                    $ 4.23   $ 3.91   $ 3.23
Basic - pro forma                                      $ 4.11   $ 3.80   $ 3.14
Diluted - as reported                                  $ 4.17   $ 3.86   $ 3.20
Diluted - pro forma                                    $ 4.06   $ 3.75   $ 3.11

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

See Note 13 to the Consolidated Financial Statements for more information on other comprehensive income.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs" which is an amendment of ARB No.43, Chapter 4. This statement provides clarification of accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Generally, this statement requires that those items be recognized as current period charges. SFAS 151 becomes effective for the Company on January 1, 2006. The Company does not expect the adoption of SFAS 151 to have a material impact on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 123(R), "Shared-Based Payment" (FAS
123R) which requires companies to measure and recognize compensation expense for all share-based payments at fair value. In addition, the FASB has issued a number of supplements to FAS 123R to guide the implementation of this new accounting pronouncement. Share-based payments include stock option grants and certain transactions under other Company stock plans. The Company grants options to purchase common stock of the Company to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options are granted. FAS 123R will be effective for the Company beginning January 1, 2006. The Company will use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. FAS 123R also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting FAS 123R (the APIC Pool.) The Company is currently evaluating acceptable methods for calculating its APIC Pool. The Company expects that the implementation of this pronouncement will lower 2006 earnings by approximately ($0.16) to ($0.18) per diluted share. For 2005, stock option expense would increase by approximately ($.05) to ($.07) per diluted share if the Company adopted FAS 123R as of January 1, 2005 due to the appreciation of the stock price during the past few years and increases in the number of incentive stock options issued.

In March 2005, the FASB issued Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations" an interpretation of SFAS 143 (the Interpretation.) FIN 47 clarifies the manner in which uncertainties concerning the timing and the method of settlement of an asset retirement obligation should be accounted for. In addition, the Interpretation clarifies the circumstances under which fair value of an asset retirement obligation is considered subject to reasonable estimation. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company recorded a $0.8 million loss accrual upon adoption of this pronouncement in December 2005.

RECLASSIFICATION

Certain prior period amounts have been reclassified to conform to the current year's presentation and are not material to the Company's consolidated financial statements.

NOTE 2

RESEARCH AND DEVELOPMENT COSTS

The Company spent approximately $161.0 million, $123.1 million, and $118.2 million in 2005, 2004 and 2003, respectively, on research and development (R&D) activities. R&D costs are included primarily in the selling, general, and administrative expenses of the Consolidated Statements of Operations. Not included in these amounts were customer-sponsored R&D activities of approximately $33.3 million, $31.8 million, and $22.3 million in 2005, 2004, and 2003, respectively.

NOTE 3

OTHER (INCOME) EXPENSE

Items included in other (income) expense consist of:

millions of dollars

Year Ended December 31,               2005     2004    2003
-----------------------              ------   -----   -----
Net gain on sale of businesses        ($4.7)  $  --   ($0.5)
Interest income                        (4.2)   (0.7)   (0.8)
Net (gain)/loss on asset disposals     (1.4)    3.5     1.7
Crystal Springs related settlement     45.5      --      --
Other                                  (0.4)    0.2    (0.5)
                                     ------   -----   -----
   Total other (income) expense      $ 34.8   $ 3.0   ($0.1)
                                     ======   =====   =====

NOTE 4

INCOME TAXES

Earnings before income taxes and the provision for income taxes are presented in the following table. The earnings before income taxes amounts for 2003 have been presented to conform to the 2004 and 2005 U.S. versus non-U.S. presentation.

                                              2005                         2004                         2003
                                   ---------------------------   --------------------------   --------------------------
millions of dollars                  U.S.    Non-U.S.    Total    U.S.    Non-U.S.    Total    U.S.    Non-U.S.    Total
-------------------                -------   --------   ------   ------   --------   ------   ------   --------   ------
Earnings before taxes              $  46.8    $267.4    $314.2   $117.8    $190.8    $308.6   $120.5    $136.2    $256.7
                                   =======    ======    ======   ======    ======    ======   ======    ======    ======
Provision for income taxes:
   Current:
      Federal/foreign                (10.0)     94.6      84.6      1.4      63.8      65.2     18.5      13.1      31.6
      State                            2.9        --       2.9      2.2        --       2.2      1.6        --       1.6
                                   -------    ------    ------   ------    ------    ------   ------    ------    ------
   Total Current                      (7.1)     94.6      87.5      3.6      63.8      67.4     20.1      13.1      33.2
   Deferred                          (17.9)    (14.5)    (32.4)    11.1       2.7      13.8     18.5      21.5      40.0
                                   -------    ------    ------   ------    ------    ------   ------    ------    ------
Total provision for income taxes    ($25.0)   $ 80.1    $ 55.1   $ 14.7    $ 66.5    $ 81.2   $ 38.6    $ 34.6    $ 73.2
                                   =======    ======    ======   ======    ======    ======   ======    ======    ======
Effective tax rate                   (53.4)%    30.0%     17.5%    12.4%     34.9%     26.3%    32.0%     25.4%     28.5%
                                   =======    ======    ======   ======    ======    ======   ======    ======    ======

The provision for income taxes resulted in an effective tax rate for 2005 of 17.5% compared with rates of 26.3% in 2004 and 28.5% in 2003. The effective tax rate of 17.5% for 2005 differs from the U.S. statutory rate primarily due to a) the release of tax accrual accounts upon conclusion of certain tax audits, b) the tax effects of the disposition of Aktiengesellschaft Kuhnle Kopp and Kausch
(AGK) and other miscellaneous dispositions, c) foreign rates which differ from those in the U.S. d) realization of certain business tax credits including R&D and foreign tax credits, and e) other permanent items, including equity in affiliates earnings. If the effects of the tax accrual release, the disposition of AGK and other miscellaneous dispositions are not taken into account, the Company's effective tax rate associated with its on-going business operations was approximately 27.8%. This rate was lower than the 2004 tax rate for on-going operations of 30.0% primarily due to changes in the mix of global pre-tax income among taxing jurisdictions including withholding taxes.

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

The AJCA provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the AJCA provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under the guidance in FSP 109-1, the deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. The Company does not expect the net effect of the phase out of the ETI and the phase in of this new deduction to have a material impact on its effective tax rate.

FSP 109-2 provides guidance on the accounting for the deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company has elected to apply this provision ("the election") to qualifying earnings repatriated in 2005.

The Company has decided on a plan for reinvestment of repatriated foreign earnings (as a result of the repatriation provision) and obtained approval for the repatriation plan from the Board of Directors on July 26, 2005. The Company repatriated foreign earnings of $72.2 million from its non-US subsidiaries during 2005. Of the $72.2 million, the Company made an election under the AJCA with respect to $15.0 million to pay down its US debt obligations and invest in R&D. The election had a de minimis effect on income tax expense for 2005.

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars                                               2005     2004     2003
-------------------                                              ------   ------   ------
Income taxes at U.S. statutory rate of 35%                       $110.0   $108.0   $89.8
Increases (decreases) resulting from:
   Income from non-U.S. sources including withholding taxes       (11.0)     3.6    (8.5)
   State taxes, net of federal benefit                              1.7      2.1     1.0
   Business tax credits, net                                       (4.2)    (6.2)   (6.3)
   Affiliate earnings                                              (9.6)   (10.2)   (7.0)
   Accrual adjustment and settlement of prior year tax matters    (26.7)    (6.0)     --
   Medicare prescription drug benefit                              (2.6)      --      --
   Capital loss limitation                                         (3.5)      --      --
   Non-temporary differences and other                              1.0    (10.1)    4.2
                                                                 ------   ------   -----
Provision for income taxes as reported                           $ 55.1   $ 81.2   $73.2
                                                                 ======   ======   =====

Following are the gross components of deferred tax assets and liabilities as of December 31, 2005 and 2004.

millions of dollars                               2005       2004
-------------------                             --------   --------
Current deferred tax assets:
   Foreign tax credits                          $    3.5   $    9.0
   Research and development credits                  1.6        6.0
   Employee related                                  8.9        5.1
   Warranties                                        4.0         --
   Litigation & Environmental                        9.8         --
   Net operating loss carryforwards                  0.2        1.4
   Other                                             1.0        1.1
                                                --------   --------
Total current deferred tax assets               $   29.0   $   22.6

Current deferred tax liabilities:
   Inventory                                       ($5.4)        --
   Other                                            (1.7)        --
                                                --------   --------
Total current deferred tax liabilities             ($7.1)        --

Non-current deferred tax assets:
   Pension and other post retirement benefits   $   96.1   $   92.1
   Other comprehensive income                       44.6       36.3
   Employee related                                  7.6        9.0
   Goodwill                                           --        3.5
   Litigation and environmental                      5.4        9.2
   Warranties                                        3.6        7.7
   Foreign tax credits                              23.2        2.6
   Research and development credits                 12.2        4.9
   Capital loss carryforwards                        6.5         --
   Net operating loss carryforwards                  5.1         --
   Other                                             5.2        5.3
                                                --------   --------
Total non-current deferred tax assets           $  209.5   $  170.6

Non-current deferred tax liabilities:
   Fixed assets                                  ($173.2)   ($163.4)
   Goodwill & intangibles                          (47.6)        --
   Other Comprehensive income                       (8.9)        --
   Lease obligation-production equipment            (6.9)      (9.0)
   Other                                            (2.2)      (7.0)
                                                --------   --------
Total non-current deferred tax liabilities       ($238.8)   ($179.4)
      Total                                        ($7.4)  $   13.8
Valuation allowances                               (10.8)        --
                                                --------   --------
Net deferred tax asset (liability)                ($18.2)  $   13.8
                                                ========   ========

The deferred tax assets and liabilities recognized in the Company's Consolidated Balance Sheets are as follows:

millions of dollars                                                 2005     2004
-------------------                                               -------   ------
Deferred income taxes-current assets                              $  28.0   $ 22.6
Deferred income taxes-current liabilities                            (6.1)      --
Other non-current assets                                             65.6     51.8
Other long-term liabilities                                        (105.7)   (60.6)
                                                                  -------   ------
   Net deferred tax asset (liability) (current and non-current)    ($18.2)  $ 13.8
                                                                  =======   ======

The deferred income taxes - current assets are primarily comprised of amounts from the U.S., France, and Japan. The deferred income taxes - current liabilities are primarily comprised of amounts from Germany. The other non-current assets are primarily comprised of amounts from the U.S. The other long-term liabilities are primarily comprised of amounts from Germany, Italy, Japan and the U.K.

The Company has a U.S. capital loss carryforward of $17.0 million, which will expire in 2010. A valuation allowance of $6.5 million has been recorded for the tax effect of this loss carryforward.

The foreign tax credits will expire beginning in 2012 through 2015. The R&D tax credits will expire beginning in 2022 through 2025. The Company also has deferred tax assets for minimum tax credits of $2.0 million, which can be carried forward indefinitely.

At December 31, 2005, certain non-U.S. subsidiaries have net operating loss carryforwards totaling $17.0 million that are available to offset future taxable income. Carryforwards of $3.6 million expire at various dates from 2007 through 2010 and the balance has no expiration date. A valuation allowance of $4.3 million has been recorded for the tax effect on $12.9 million of the loss carryforwards. Any benefit resulting from the utilization of $5.0 million of the operating loss carryforwards will be applied to reduce goodwill.

No deferred income taxes have been provided on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries or foreign corporate joint ventures totaling $552.2 million in 2005, as these amounts are essentially permanent in nature. The excess amount will become taxable on a repatriation of assets or sale or liquidation of the investment. It is not practicable to determine the unrecognized deferred tax liability on the excess amount because the actual tax liability on the excess amount, if any, is dependent on circumstances existing when remittance occurs.

NOTE 5
MARKETABLE SECURITIES

As of December 31, 2005, the Company had $40.6 million of highly liquid investments in marketable securities, primarily bank notes, acquired as part of the Beru Acquisition. The securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. Although $27.7 million of the contractual maturities are within one to five years and $12.9 million are due beyond five years, the Company does not intend to hold these investments until maturity. Gross proceeds from sales of marketable securities were $58.2 million in 2005. Net realized gains of $0.3 million, based on specific identification of securities sold, have been reported in other income for the year ended December 31, 2005.

NOTE 6

BALANCE SHEET INFORMATION

Detailed balance sheet data are as follows:

millions of dollars

December 31,                                  2005       2004
------------                                --------   --------
Receivables:
   Customers                                $  567.1   $  453.9
   Other                                        67.3       56.1
                                            --------   --------
      Gross receivables                        634.4      510.0
   Bad debt allowance                           (8.3)     (10.9)
                                            --------   --------
      Net receivables                       $  626.1   $  499.1
                                            ========   ========

Inventories:
   Raw material and supplies                $  163.9   $  107.6
   Work in progress                             84.9       71.9
   Finished goods                               92.3       50.5
                                            --------   --------
   FIFO inventories                            341.1      230.0
   LIFO reserve                                 (9.1)      (6.6)
                                            --------   --------
      Total inventories                     $  332.0   $  223.4
                                            ========   ========

Property, plant & equipment:
Land                                        $   43.6   $   45.0
Buildings                                      443.7      358.2
Machinery and equipment                      1,529.4    1,352.3
Capital leases                                   1.1        1.1
Construction in progress                       141.6      103.0
                                            --------   --------
   Total property, plant & equipment         2,159.4    1,859.6
   Accumulated depreciation                   (864.5)    (782.4)
                                            --------   --------
      Property, plant & equipment-net       $1,294.9   $1,077.2
                                            ========   ========

Investments and advances:
   Investment in equity affiliates          $  189.1   $  189.5
   Other investments and advances                8.6        4.2
                                            --------   --------
      Total investments and advances        $  197.7   $  193.7
                                            ========   ========

Other non-current assets:
   Deferred pension assets                  $   70.6   $  113.1
   Product liability insurance receivable       20.2       27.3
   Deferred income taxes, net                   65.6       51.8
   Other intangible assets                      99.7        4.9
   Other                                        36.0       23.9
                                            --------   --------
      Total other non-current assets        $  292.1   $  221.0
                                            ========   ========

Accounts payable and accrued expenses:
   Trade payables                                   $450.0   $390.6
   Payroll and related                               107.9     74.5
   Environmental                                      26.1      0.0
   Product liability accrual                          20.8     13.5
   Warranties                                         25.4     16.1
   Insurance                                          16.4     25.2
   Customer related accruals                          22.1      4.5
   Interest                                           15.1      9.6
   Dividends payable to minority shareholders          8.8      2.4
   Current deferred income taxes                       6.1       --
   Other                                              87.7     71.6
                                                    ------   ------
      Total accounts payable and accrued expenses   $786.4   $608.0
                                                    ======   ======
Other long-term liabilities:
   Environmental accruals                           $ 13.0   $ 25.7
   Warranties                                         18.6     10.3
   Deferred income taxes, net                        105.7     60.6
   Product liability accrual                          20.2     27.3
   Other                                              66.8    119.0
                                                    ------   ------
      Total other long-term liabilities             $224.3   $242.9
                                                    ======   ======

Interest costs capitalized during 2005 and 2004 were $6.9 million and $4.3 million, respectively. As of December 31, 2005 and December 31, 2004 accounts payable of $41.6 million and $37.3 million, respectively, were related to property, plant and equipment purchases. As of December 31, 2005 and December 31, 2004 specific assets of $32.6 million and $38.7 million, respectively, were pledged as collateral under certain of the Company's long-term debt agreements.

NSK-WARNER

The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible. NSK-Warner is the joint venture partner with a 40% interest in the Drivetrain Group's South Korean subsidiary, BorgWarner Transmission Systems Korea Inc. Dividends received from NSK-Warner were $12.7 million in 2005, $23.9 million in 2004, and $9.7 million in 2003.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended November 30, 2005, 2004 and 2003 (unaudited):

millions of dollars           2005     2004     2003
-------------------          ------   ------   ------
Balance sheets:
   Current assets            $236.7   $242.3   $210.7
   Non-current assets         168.7    180.7    173.3
   Current liabilities        120.8    126.2    108.8
   Non-current liabilities     18.4     18.5     14.8
Statements of operations:
   Net sales                 $471.8   $443.5   $356.5
   Gross profit                94.5     97.3     71.4
   Net income                  55.6     52.6     34.5

The equity of NSK-Warner as of November 30, 2005, was $266.2 million, there was no debt and their cash and securities were $92.2 million.

Purchases from NSK-Warner for the years ended December 31, 2005, 2004 and 2003 were $25.4 million, $19.9 million and $16.9 million, respectively.

INVESTMENT IN BUSINESS HELD FOR SALE

On March 11, 2005, the Company completed the sale of its holdings in AGK for $57.0 million to Turbo Group GmbH. BorgWarner Europe Inc. acquired the stake in AGK, a turbomachinery company, from Penske Corporation in 1997. Since that time, AGK was treated as an unconsolidated subsidiary of the Company and recorded in "Investment in business held for sale" in the Consolidated Balance Sheets. The investment was carried on a cost basis, with dividends received from AGK applied against the carrying value of the asset. The proceeds, net of closing costs, were approximately $54.2 million, resulting in a pre-tax gain of approximately $10.1 million on the sale.

NOTE 7

GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2003, 2004 and 2005, are as follows:

millions of dollars               DRIVETRAIN   ENGINE     TOTAL
-------------------               ----------   ------   --------
Balance at January 1, 2003          $133.7     $693.3   $  827.0
Contingent valuation payment on
   acquired business                    --       12.8       12.8
Translation adjustment                 0.6       11.6       12.2
                                    ------     ------   --------
Balance at December 31, 2003        $134.3     $717.7   $  852.0
Translation adjustment                 0.3        8.5        8.8
                                    ------     ------   --------
Balance at December 31, 2004        $134.6     $726.2   $  860.8
Beru acquisition                        --      204.7      204.7
Translation adjustment                (0.5)     (35.2)     (35.7)
                                    ------     ------   --------
Balance at December 31, 2005        $134.1     $895.7   $1,029.8
                                    ======     ======   ========

The Company's other intangible assets, primarily from acquisitions, are valued based on independent appraisals and consisted of the following:

                                             DECEMBER 31, 2005                    DECEMBER 31, 2004
                                    ----------------------------------   ----------------------------------
                                      GROSS                      NET       GROSS                      NET
                                    CARRYING    ACCUMULATED   CARRYING   CARRYING    ACCUMULATED   CARRYING
millions of dollars                  AMOUNT    AMORTIZATION    AMOUNT     AMOUNT    AMORTIZATION    AMOUNT
-------------------                 --------   ------------   --------   --------   ------------   --------
Amortized intangible assets
   Patented technology               $  9.4        $ 0.8        $ 8.6      $  --        $ --         $ --
   Unpatented technology                1.1          0.3          0.8         --          --           --
   Customer relationships              54.5          5.7         48.8         --          --           --
   Distribution network                31.2          6.6         24.6         --          --           --
   Miscellaneous                       14.7         11.8          2.9       14.7         9.8          4.9
                                     ------        -----        -----      -----        ----         ----
Total amortized intangible assets    $110.9        $25.2        $85.7      $14.7        $9.8         $4.9
   Unamortized trade names             14.0           --         14.0         --          --           --
                                     ------        -----        -----      -----        ----         ----
Total intangible assets              $124.9        $25.2        $99.7      $14.7        $9.8         $4.9
                                     ======        =====        =====      =====        ====         ====

Amortization of other intangible assets was approximately $31.7 million for the year ended December 31, 2005, including non-recurring charges directly attributable to the Beru Acquisition, and $1.1 million for the year ended December 31, 2004. The estimated useful lives of the Company's amortized intangible assets range from 4 to 12 years. The estimated future annual amortization expense, primarily for acquired intangible assets, is as follows:
$14.5 million in 2006, $12.9 million in 2007, $12.7 million in 2008, $12.2 million in 2009 and $6.1 million in 2010.

A roll-forward of accumulated amortization at December 31, 2005 is presented below.

millions of dollars          2005
-------------------         ------
Beginning balance           $  9.8
   Provisions                 31.7
   Non-recurring charges     (15.5)
   Translation adjustment     (0.8)
                            ------
Ending balance              $ 25.2
                            ------

NOTE 8

PRODUCT WARRANTY

The changes in the carrying amount of the Company's total product warranty liability for the years ended December 31, 2005 and 2004 were as follows:

millions of dollars       2005     2004
-------------------      ------   ------
Beginning balance        $ 26.4   $ 28.7
Acquisition                12.0       --
Provisions                 30.0     10.2
Payments                  (20.3)   (13.4)
Translation adjustment     (4.1)     0.9
                         ------   ------
Ending balance           $ 44.0   $ 26.4
                         ======   ======

Classified in the Consolidated Balance Sheets as:

Accounts payable and accrued expenses   $25.4   $16.1
Other long term liability               $18.6   $10.3

NOTE 9

NOTES PAYABLE AND LONG-TERM DEBT

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 2005 and 2004 was 4.9% and 5.1%, respectively.

                                                                        2005                  2004
                                                                -------------------   -------------------
millions of dollars December 31,                                Current   Long-Term   Current   Long-Term
--------------------------------                                -------   ---------   -------   ---------
Bank borrowings and other                                        $136.2     $ 21.0     $ 9.2      $  6.1
Term loans due through 2013 (at an average rate of
   3.2% in 2005 and 3.3% in 2004)                                  24.3       30.4       7.3        26.9
7% Senior Notes due 11/01/06, net of unamortized discount
   ($139 million converted to floating rate of 6.4%
   by interest rate swap at 12/31/05)                             139.0         --        --       139.0
6.5% Senior Notes due 02/15/09, net of unamortized discount
   ($100 million converted to floating rate of 7.1%
   by interest rate swap at 12/31/05)                                --      136.2        --       136.1
8% Senior Notes due 10/01/19, net of unamortized discount
   ($75 million converted to floating rate of 7.3%
   by interest rate swap at 12/31/05)                                --      133.9        --       133.9
7.125% Senior Notes due 02/15/29, net of unamortized discount        --      119.1        --       119.1
                                                                 ------     ------     -----      ------
Carrying amount of notes payable and long-term debt               299.5      440.6      16.5       561.1
Impact of derivatives on debt                                       0.4         --        --         6.9
                                                                 ------     ------     -----      ------
Total notes payable and long-term debt                           $299.9     $440.6     $16.5      $568.0
                                                                 ======     ======     =====      ======

Annual principal payments required as of December 31, 2005 are as follows (in millions of dollars):

2006                          $299.9
2007                            10.3
2008                             7.5
2009                           161.7
2010                             3.1
After 2010                     260.2
                              ------
   Total Payments             $742.7
Less: Unamortized Discounts     (2.2)
                              ------
   Total                      $740.5
                              ======

The Company has a multi-currency revolving credit facility, which provides for borrowings up to $600 million through July 2009. At December 31, 2005, $15.0 million of borrowings under the facility were outstanding. The credit agreement is subject to the usual terms and conditions applied by banks to an investment grade company. The Company was in compliance with all covenants at December 31, 2005 and expects to be compliant in future periods. The 7% Senior Notes with a face value of $139.0 million mature in November 2006. Management plans to refinance this amount at that time. At December 31, 2005 and 2004, the Company had outstanding letters of credit of $25.7 million and $23.7 million, respectively. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

As of December 31, 2005 and 2004, the estimated fair values of the Company's senior unsecured notes totaled $574.7 million and $589.0 million, respectively. The estimated fair values were $46.6 million higher in 2005, and $60.9 million higher in 2004, than their respective carrying values. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair value estimates do not necessarily reflect the values the Company could realize in the current markets.

NOTE 10

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, trade receivables, trade payables, and notes payable. Due to the short-term nature of these instruments, the book value approximates fair value. The Company's financial instruments also include long-term debt, interest rate and currency swaps, commodity swap contracts, and foreign currency forward contracts.

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

A summary of these instruments outstanding at December 31, 2005 follows (currency in millions):

                                                Interest Rates (b)
                                     Notional   ------------------     Floating Interest
                      Hedge Type      Amount      Receive   Pay           Rate Basis
                    --------------   --------     -------  -----     --------------------
Interest rate swaps (a)
-----------------------
Fixed to floating   Fair value        $   139       7.0%    6.4%     6 mo. USD LIBOR+1.7%
Fixed to floating   Fair value        $   100       6.5%    7.1%     6 mo. USD LIBOR+2.4%
Fixed to floating   Fair value        $    75       8.0%    7.3%     6 mo. USD LIBOR+2.6%

Cross currency swap (matures 11/01/06)
--------------------------------------
Floating $          Net Investment    $   125       6.1%     --      6 mo. USD LIBOR+1.4%
to floating Y                         Y14,930        --     1.7%     6 mo. JPY LIBOR+1.6%

Cross currency swap (matures 02/15/09)
--------------------------------------
Floating $          Net Investment    $   100       7.1%     --      6 mo. USD LIBOR+2.4%
to floating E                         E    75        --     5.0%     6 mo. EURIBOR+2.4%

Cross currency swap (matures 10/01/19)
--------------------------------------
Floating $          Net Investment    $    75       7.3%     --      6 mo. USD LIBOR+2.6%
to floating E                         E    61        --     5.2%     6 mo. EURIBOR+2.6%

(a) The maturity of the swaps corresponds with the maturity of the hedged item as noted in the debt summary, unless otherwise indicated.

(b)  Interest rates are as of December 31, 2005.

As of December 31, 2005, the fair value of the fixed to floating interest rate swaps was recorded as a current asset of $1.0 million and a current liability of $(0.6) million, and a non-current asset of $2.9 million and a non-current liability of $(2.9) million. As of December 31, 2004, the fair value of the fixed to floating interest rate swaps was recorded as a non-current asset of $6.9 million. No hedge ineffectiveness was recognized in relation to fixed to floating swaps.

The cross currency swaps were recorded at their fair values of $3.9 million included in other current assets, $14.9 million included in non-current assets and $(5.1) million included in other current liabilities at December 31, 2005 and $(33.1) million in other non-current liabilities at December 31, 2004. Hedge ineffectiveness of $0.1 million was recognized as of December 31, 2005 in relation to cross currency swaps. Fair value is based on quoted market prices for contracts with similar maturities.

The Company also entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted raw material and supplies purchases. The primary purpose of the commodity price hedging activities is to manage the volatility associated with these forecasted purchases. The Company primarily utilizes forward and option contracts, which are designated as cash flow hedges. As of December 31, 2005 the Company had forward and option commodity contracts with a total notional value of $5.8 million. The fair market value of the swap contracts was $2.1 million ($2.0 million maturing in less than one year) as of December 31, 2005, which is deferred in other comprehensive income and will be reclassified and matched into income as the underlying operating transactions are realized. As of December 31, 2004 the Company had commodity forward contracts with a total notional value of $3.4 million. The fair market value of the forward contracts was $0.4 million as of December 31, 2004, which was deferred in other comprehensive income. During the twelve months ended December 31, 2005 and 2004, hedge ineffectiveness associated with these contracts was not significant.

The Company uses foreign exchange forward and option contracts to protect against exchange rate movements for forecasted cash flows for purchases, operating expenses or sales transactions designated in currencies other than the functional currency of the operating unit. Most contracts mature in less than one year, however certain long-term commitments are covered by forward currency arrangements to protect against currency risk through the second quarter of 2009. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for the operating units local currency. At December 31, 2005 contracts were outstanding to buy or sell U.S. Dollars, Euros, British Pounds Sterling, South Korean Won, Japanese Yen and Hungarian Forints. Gains and losses arising from these contracts are deferred in other comprehensive income and will be reclassified and matched into income as the underlying operating transactions are realized. As of December 31, 2005 unrealized gains amounted to $3.0 million, ($1.6 million maturing in less than one year) and unrealized losses amounted to $(1.6) million ($(1.4) million maturing in less than one year). As of December 31, 2004 unrealized gains amounted to $8.8 million and unrealized losses amounted to $(4.1) million. Hedge ineffectiveness associated with these contracts during 2005 amounted to a loss of $(0.5) million. Hedge ineffectiveness associated with these contracts during 2004 was not significant.

NOTE 11

RETIREMENT BENEFIT PLANS

The Company sponsors various defined contribution savings plans primarily in the U.S. that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will make contributions to the plans and/or match a percentage of the employee contributions up to certain limits. Total expense related to the defined contribution plans was $23.1 million in 2005, $22.4 million in 2004, and $21.1 million in 2003.

The Company has a number of defined benefit pension plans and other post retirement benefit plans covering eligible salaried and hourly employees and their dependents. The defined pension benefits provided are primarily based on
(i) years of service and (ii) average compensation or a monthly retirement benefit amount. The Company provides defined benefit plans in the U.S., UK, Germany, Japan, South Korea, Italy, France, and Mexico. The other post retirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The pension and other post retirement benefit plans in the U.S. have been closed to new employees since 1995. The measurement date for all plans is December 31.

The following table summarizes the expenses for the Company's defined contribution and defined benefit pension plans and the other post retirement defined benefit plans.

millions of dollars                       2005    2004    2003
-------------------                      -----   -----   -----
Defined contribution pension expense     $23.1   $22.4   $21.1
Defined benefit pension expense           17.6    16.7    23.2
Other post-retirement benefit expenses    48.8    43.2    40.7
                                         -----   -----   -----
   Total                                 $89.5   $82.3   $85.0
                                         =====   =====   =====

The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

                                                                                                 OTHER POST
                                                                PENSION BENEFITS             RETIREMENT BENEFITS
                                                     -------------------------------------   -------------------
millions of dollars                                         2005                2004           2005       2004
-------------------                                  -----------------   -----------------   -------------------
                                                       US      NON-US      US      Non-US
                                                     ------   --------   ------    ------
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year    $305.3   $  260.2   $316.5   $  217.1   $  537.2   $  537.4
Service cost                                            2.5       12.1      2.4        9.3        7.9        6.0
Interest cost                                          16.9       13.7     17.3       11.5       30.6       28.8
Plan participants' contributions                         --        0.3       --        0.3         --         --
Plan amendments                                        (2.8)        --       --         --      (22.6)        --
Actuarial (gain)/loss                                  17.6       23.9     (8.3)      12.2      165.9       (2.1)
Currency translation                                     --      (34.8)      --       17.9         --         --
Acquisition/business combination                         --       35.5       --         --         --         --
Benefits paid                                         (23.4)     (11.0)   (22.6)      (8.1)     (39.1)     (32.9)
                                                     ------   --------   ------   --------   --------   --------
Projected benefit obligation at end of year          $316.1   $  299.9   $305.3   $  260.2      679.9   $  537.2
                                                     ======   ========   ======   ========   ========   ========
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year       $324.4   $  124.7   $288.0   $  103.4
Actual return on plan assets                           21.6       22.6     34.7        8.9
Employer contribution                                  10.0       16.0     24.3       12.0
Plan participants' contribution                          --        0.3       --        0.3
Currency translation                                     --      (13.7)      --        8.2
Benefits paid                                         (23.4)     (11.0)   (22.6)      (8.1)
                                                     ------   --------   ------   --------
Fair value of plan assets at end of year             $332.6   $  138.9   $324.4   $  124.7
                                                     ======   ========   ======   ========
FUNDED STATUS:
Funded status at end of year                         $ 16.5    ($161.0)  $ 19.1    ($135.5)   ($679.9)   ($537.2)
Unrecognized net actuarial (gain)/loss                 98.4       58.7     79.1       57.2      356.8      203.7
Unrecognized transition obligation (asset)               --        0.3       --         --         --         --
Unrecognized prior service cost (benefit)               3.6         --      7.5        0.3      (22.2)      (2.1)
                                                     ------   --------   ------   --------   --------   --------
Net amount recognized                                $118.5    ($102.0)  $105.7     ($78.0)   ($345.3)   ($335.6)
                                                     ======   ========   ======   ========   ========   ========
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
   BALANCE SHEETS CONSIST OF:
Prepaid benefit cost                                 $ 67.3   $     --   $105.7   $     --   $     --   $     --
Accrued benefit liability                             (32.0)    (144.8)   (63.2)     (99.2)    (345.3)    (335.6)
Intangible asset                                        3.3         --      7.2        0.2         --         --
Accumulated reduction in stockholders equity           79.9       42.8     56.0       21.0         --         --
                                                     ------   --------   ------   --------   --------   --------
Net amount recognized                                $118.5    ($102.0)  $105.7     ($78.0)   ($345.3)   ($335.6)
                                                     ======   ========   ======   ========   ========   ========
Total accumulated benefit obligation for all plans   $315.9   $  282.2   $301.8   $  229.6
                                                     ======   ========   ======   ========

During 2005, the Company implemented amendments to certain pension and post retirement health care plans. These amendments decreased the pension obligation by $2.8 million and the post retirement health care obligation by $22.6 million. These amendments are being recognized over the remaining service lives of the affected employees.

The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

millions of dollars                2005      2004
-------------------              -------   -------
Accumulated benefit obligation   ($519.8)  ($449.7)
Plan assets                        343.6     321.9
                                 -------   -------
   Deficiency                    ($176.2)  ($127.8)
                                 =======   =======

Pension deficiency by country:
   United States                  ($32.0)   ($19.4)
   United Kingdom                  (30.7)    (29.0)
   Germany                         (97.9)    (72.5)
   Other                           (15.6)     (6.9)
                                 -------   -------
      Total pension deficiency   ($176.2)  ($127.8)
                                 =======   =======

The weighted average asset allocations of the Company's funded pension plans at December 31, 2005 and 2004, and target allocations by asset category are as follows:

                                              TARGET
percent                       2005   2004   ALLOCATION
-------                       ----   ----   ----------
U.S. Plans
Cash, real estate and other    10%     9%      0%-15%
Fixed income securities        33%    33%     25%-45%
Equity securities              57%    58%     45%-65%
                              ---    ---
                              100%   100%
                              ===    ===
Non-U.S. Plans
Cash, real estate and other     1%     0%      0%-10%
Fixed income securities        35%    35%     30%-40%
Equity Securities              64%    65%     60%-70%
                              ---    ---
                              100%   100%
                              ===    ===

The Company's investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Company believes these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payments. Within each asset category, separate portfolios are maintained for additional diversification. Investment managers are retained within each asset category to manage each portfolio against its benchmark. Each investment manager has appropriate investment guidelines. In addition, the entire portfolio is evaluated against a relevant peer group. The pension plans did not hold any Company securities as investments as of December 31, 2005 and 2004.

The Company expects to contribute a total of $25 million to $30 million into all of its defined benefit pension plans during 2006.

See the table below for a breakout between U.S. and non-U.S. pension plans.

millions of dollars

                                                             PENSION BENEFITS
                                           ---------------------------------------------------         OTHER POST
                                                 2005             2004              2003          RETIREMENT BENEFITS
                                           ---------------   ---------------   ---------------   ----------------------
For the year ended December 31,              US     NON-US     US     NON-US     US     NON-US    2005    2004    2003
-------------------------------            ------   ------   ------   ------   ------   ------   -----   -----   -----
COMPONENTS OF NET PERIODIC BENEFIT COST:

Service cost                               $  2.6   $12.1    $  2.4   $ 9.3    $  2.5    $ 7.5   $ 7.9   $ 6.0   $ 5.3
Interest cost                                16.9    13.7      17.3    11.5      18.5      9.5    30.6    28.8    29.7
Expected return on plan assets              (28.0)   (8.1)    (26.1)   (7.3)    (20.7)    (5.7)     --      --      --
Amortization of unrecognized
   transition obligation                       --      --        --     0.3        --      0.3      --      --      --
Amortization of unrecognized
   prior service cost (benefit)               1.1     0.3       1.5     0.2       1.5      0.2    (2.4)   (0.2)   (0.2)
Amortization of unrecognized loss             4.7     2.3       5.2     2.4       7.8      1.8    12.7     8.6     5.9
                                           ------   -----    ------   -----    ------    -----   -----   -----   -----
Net periodic benefit cost/(benefit)         ($2.7)  $20.3    $  0.3   $16.4    $  9.6    $13.6   $48.8   $43.2   $40.7
                                           ======   =====    ======   =====    ======    =====   =====   =====   =====

The Company's weighted-average assumptions used to determine the benefit obligations for our defined benefit pension and other post retirement plans as of December 31, 2005 and 2004 were as follows:

percent                            2005   2004
-------                            ----   ----
U.S. plans
   Discount rate                   5.50   5.75
   Rate of compensation increase   3.50   3.50

Non-U.S. plans
   Discount rate                   4.43   5.04
   Rate of compensation increase   2.95   3.36

The Company's weighted-average assumptions used to determine the net periodic benefit cost (income) for our defined benefit pension and other post retirement benefit plans for the three years ended December 31, 2005 were as follows:

percent                             2005   2004   2003
-------                             ----   ----   ----
U.S. plans
   Discount rate                    5.75   6.00   6.75
   Rate of compensation increase    3.50   3.50   4.50
   Expected return on plan assets   8.75   8.75   8.75

Non-U.S. plans
   Discount rate                    5.04   5.49   5.45
   Rate of compensation increase    3.36   3.40   3.36
   Expected return on plan assets   6.63   6.62   6.82

The Company determines its expected return on plan asset assumptions by evaluating estimates of future market returns and the plans' asset allocation. The Company also considers the impact of active management of the plans' invested assets. The Company's expected return on assets assumption reflects the asset allocation of each plan. The Company's assumed long-term rate of return on assets for its U.S. pension plans was 8.75% for 2005, 2004 and 2003. The Company does not anticipate a change in the long-term rate of return on U.S. plan assets for pension benefits for 2006. The Company's assumed long-term rate of return on assets for its U.K. pension plan was 6.75% for 2005, 2004 and 2003. The Company anticipates increasing its assumed long-term rate of return on U.K. plan assets to 7.25% for 2006, due to both recent and long-term asset performance and the plan's asset allocation.

The estimated future benefit payments for the pension and other post retirement benefits are as follows:

millions of dollars

                                          Other post retirement benefits
                                          -------------------------------
                       Pension Benefits    w/o Medicare     With Medicare
                      -----------------       Part D           Part D
Year                   U.S.    Non-U.S.   reimbursements   reimbursements
----                  ------   --------   --------------   --------------
2006                  $ 23.3     $10.4        $ 36.7           $ 34.1
2007                    23.1      10.4          39.0             36.3
2008                    22.9      11.8          41.0             38.0
2009                    22.9      11.5          42.7             39.6
2010                    22.9      11.8          45.0             41.7
2011-2015              114.7      68.1         251.8            234.2

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 10.0% in 2006 decreasing to 5.0% by the year 2011. A one-percentage point change in the assumed health care cost trend would have the following effects:

                               One percentage point
                               --------------------
millions of dollars             Increase   Decrease
-------------------             --------   --------
Effect on post retirement
   benefit obligation             $98.0     ($80.3)
Effect on total service and
   interest cost components       $ 4.4      ($5.8)

NOTE 12

STOCK INCENTIVE PLANS

Under the Company's 1993 Stock Incentive Plan, the Company granted options to purchase shares of the Company's common stock at the fair market value on the date of grant. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2003, there were no options available for future grants under the 1993 plan. The 1993 plan expired at the end of 2003 and was replaced by the Company's 2004 Stock Incentive Plan. Under the 2004 Stock Incentive Plan, the number of shares originally authorized for grant was 2,700,000. As of December 31, 2005, there are a total of 3,209,000 outstanding options under the 1993 and 2004 Stock Incentive Plans.

Under the 2004 Stock Incentive Plan, the Company issues restricted shares of common stock to its non-employee directors that vest and become unrestricted shares in one to three years from the date of grant. The Company issued 16,099 such shares in 2005 and 6,400 in 2004. The market value of the Company's common stock determines the value of the restricted stock. The value of the awards are recorded as unearned compensation on restricted stock in a separate component of stockholders' equity, which is amortized as compensation expense over the restriction periods. During 2005, $0.2 million was charged to compensation expense under the plan.

The Company accounts for stock options in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock options because the exercise price of the stock options exceeded or equaled the market value of the Company's common stock at the date of grant, which is the measurement date.

A summary of the plans' shares under option at December 31, 2005, 2004 and 2003 follows:

                                                  2005                           2004                            2003
                                      ----------------------------   ----------------------------   ----------------------------
                                                       Weighted-                      Weighted-                      Weighted-
                                         Shares         average         Shares         average         Shares          average
                                      (thousands)   exercise price   (thousands)   exercise price   (thousands)   exercise price
                                      -----------   --------------   -----------   --------------   -----------   --------------
Outstanding at beginning of year         2,995          $33.24          2,685          $26.39          3,650          $23.29
   Granted                                 968           58.08          1,063           44.56            687           32.74
   Exercised                              (713)          26.04           (593)          24.22         (1,517)          21.80
   Forfeited                               (41)          31.43           (160)          26.74           (135)          25.03
                                         -----          ------          -----          ------         ------          ------
Outstanding at end of year               3,209          $42.41          2,995          $33.24          2,685          $26.39
                                         -----          ------          -----          ------         ------          ------
Options exercisable at year-end            876          $26.02            793          $23.78            554          $22.57
                                         -----          ------          -----          ------         ------          ------
Options available for future grants        569
                                         =====

The following table summarizes information about stock options outstanding at December 31, 2005:

                                OPTIONS OUTSTANDING                                             OPTIONS EXERCISABLE
                  -----------------------------------------------                      -------------------------------------
Range of          Number outstanding        Weighted-average        Weighted-average   Number exercisable   Weighted-average
exercise prices       (thousands)      remaining contractual life    exercise price        (thousands)       exercise price
---------------   ------------------   --------------------------   ----------------   ------------------   ----------------
$16.34 - 21.13              94                     4.0                   $18.45                 94               $18.45
$24.14 - 26.56             589                     6.1                   $25.20                575               $25.17
$26.94 - 58.08           2,526                     8.7                   $47.32                207               $31.85
                         -----                     ---                   ------                ---               ------
                         3,209                     8.1                   $42.41                876               $26.02
                         =====                     ===                   ======                ===               ======

The weighted average fair value at date of grant for options granted during 2005, 2004, and 2003 were $14.63, $16.28, and $11.91, respectively, and were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                    2005        2004        2003
                                 ---------   ---------   ---------
Risk-free interest rate             4.07%       4.14%       3.58%
Dividend yield                      1.09%       1.26%       1.27%
Volatility factor                  27.02%      32.89%      34.38%
Weighted average expected life   4.0 YEARS   6.5 years   6.5 years

The expected lives of the awards are based on historical exercise patterns and the terms of the options. The assumption for weighted average expected lives was adjusted in 2005 based on a third-party evaluation of the Company's historical exercise patterns, which revealed that the awards have been exercised earlier in recent years. The risk-free interest rate is based on zero coupon treasury bond rates corresponding to the expected life of the awards. The expected volatility assumption was derived by referring to changes in the Company's historical common stock prices over the same timeframe as the expected life of the awards. The expected dividend yield of stock is based on the Company's historical dividend yield. The Company has no reason to believe that future stock volatility or the expected dividend yield is likely to differ from historical patterns.

STOCK COMPENSATION PLANS During 2005, the Company adopted a Performance Share Plan that provides payouts to members of senior management at the end of successive three-year periods based on the Company's performance in terms of total shareholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. The Performance Share Plan replaces, and is very similar in structure, to the Executive Stock Performance Plan that was in effect during 2003 and 2004. For the three-year measurement periods ended December 31, 2005, 2004 and 2003, the amounts expensed under the plans and the related share issuances were as follows:

                         2005      2004      2003
                       -------   -------   -------
Expense ($ millions)   $   8.8   $   2.0   $   2.7
Number of shares*       54,806    48,569    41,252

*    Shares are issued in February of the following year

The increase in expense in 2005 in comparison to 2004 and 2003 was primarily related to the Company stock's performance measured by total shareholder return relative to its peer group. Estimated shares issuable under the plans are included in the computation of diluted earnings per share as earned. Under the terms of the Executive Stock Performance Plan, the final three-year period for which awards have been granted was for the period beginning January 1, 2004 and ending on December 31, 2006. The Performance Share Plan is a provision of the 2004 Stock Incentive Plan, which expires on December 31, 2014.

NOTE 13

OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income/(loss), net of tax, in the consolidated balance sheets are as follows:

millions of dollars                                       2005     2004
-------------------                                     -------   ------
Foreign currency translation adjustments, net           $   2.3   $ 99.7
Market value of hedge instruments, net                      2.9      3.2
Unrealized loss on available-for-sale securities, net      (0.3)     0.0
Minimum pension liability adjustment, net                 (78.0)   (47.7)
                                                        -------   ------
Accumulated other comprehensive income                   ($73.1)  $ 55.2
                                                        -------   ------

The changes in the components of other comprehensive income/(loss) in the Consolidated Statements of Stockholders' Equity are as follows:

millions of dollars                                  2005     2004    2003
-------------------                                -------   -----   -----
Foreign currency translation adjustments            ($97.4)  $10.7   $67.6
Market value change in hedge instruments              (1.1)    4.7     0.4
Income taxes                                           0.8    13.0    (0.2)
                                                   -------   -----   -----
   Net foreign currency translation and
      hedge instruments adjustment                   (97.7)   28.4    67.8

Unrealized loss on available-for-sale securities      (0.4)     --      --
Income taxes                                           0.1      --      --
                                                   -------   -----   -----
   Net unrealized loss on available-for-sale
      securities                                      (0.3)     --      --
Minimum pension liability adjustment                 (45.7)   17.2     1.1
Income taxes                                          15.4    (4.4)   (0.4)
                                                   -------   -----   -----
   Net minimum pension liability adjustment          (30.3)   12.8     0.7
                                                   -------   -----   -----
Other comprehensive income/(loss)                  ($128.3)  $41.2   $68.5
                                                   =======   =====   =====

NOTE 14

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

ENVIRONMENTAL

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 38 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

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

Based on information available to us, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors, the Company has established an accrual for indicated environmental liabilities with a balance at December 31, 2005, of approximately $38.3 million. Included in the total accrued liability is the $16.1 million anticipated cost to settle all outstanding claims related to Crystal Springs described below, which was recorded in the second quarter of 2005. For the other 37 sites, we have accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company's results of operations, cash flows or financial condition. The Company expects to expend substantially all of the $38.3 million environmental accrued liability over the next three to five years.

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

The Company and other defendants, including the Company's subsidiary Kuhlman Corporation, entered into a settlement in July 2005 regarding approximately 90% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $39.0 million in settlement funds. The settlement was paid in three approximately equal installments. The first two payments of $12.9 million were made in the third and fourth quarters of 2005 and the remaining installment of $13.0 million was paid in the first quarter of 2006.

The same group of defendants entered into a settlement in October 2005 regarding approximately 9% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $5.4 million in settlement funds. The settlement was paid in two approximately equal installments in the fourth quarter of 2005 and the first quarter of 2006. With this settlement, the Company and other defendants have resolved about 99% of the known personal injury and property damage claims relating to the alleged environmental contamination. The cost of this settlement has been recorded in other income in the Consolidated Statements of Operations.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS

In 2005, the FASB issued Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations" an interpretation of SFAS 143, which requires the Company to recognize legal obligations to perform asset retirements in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Certain government regulations require the removal of asbestos from an existing facility at the time the facility undergoes major renovations or is demolished. The liability exists because the facility will not last forever, but it is conditional on future renovations, even if there are no immediate plans to remove the materials which pose no health or safety hazard in their current condition. Similarly, government regulations require the removal or closure of underground storage tanks (USTs) when their use ceases, the disposal of polychlorinated biphenyl (PCBs) transformers and capacitors when their use ceases, and the disposal of lead-based paint in conjunction with facility renovations or demolition. We currently have 11 manufacturing locations within our Company, which have been identified as containing asbestos-related building materials, USTs, PCB transformers or capacitors, or lead-based paint. The fair value of special handling costs to remove, transport and dispose of this material has been estimated and recorded at $0.8 million as of December 31, 2005.

PRODUCT LIABILITY

Like many other industrial companies who have historically operated in the United States, the Company (or parties the Company indemnifies) continues to be named as one of many defendants in asbestos-related personal injury actions. Management believes that the Company's involvement is limited because, in general, these claims relate to a few types of automotive friction products, manufactured many years ago that contained encapsulated asbestos. The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm. As of December 31, 2005, the Company had approximately 67,000 pending asbestos-related product liability claims. Of these outstanding claims, approximately 58,000 are pending in just three jurisdictions, where significant tort reform activities are underway.

The Company's policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment. The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers. In 2005, of the approximately 38,000 claims resolved, only 295 (0.8%) resulted in any payment being made to a claimant by or on behalf of the Company. In 2004 of the 4,062 claims resolved, only 255 (6.3%) resulted in any payment being made to a claimant by or on behalf of the Company.

Prior to June 2004, the settlement and defense costs associated with all claims were covered by the Company's primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding agreement. In June 2004, primary layer insurance carriers notified the Company of the exhaustion of their policy limits. This led the Company to access the next available layer of insurance coverage. Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding agreement. The Company has paid $2.9 million in 2005 and $1.0 million in 2004 as a result of the funding agreement for claims that have been resolved. The Company is expecting to fully recover these amounts. Recovery is dependent on the completion of an audit proving the exhaustion of primary insurance coverage and the successful resolution of the declaratory judgment action referred to below. At December 31, 2005 an amount of $3.9 million was owed by insurance carriers in respect of claims settled and funded by the Company in advance of the insurers' reimbursement. This amount has been submitted to carriers for reimbursement and the Company expects to be fully reimbursed.

At December 31, 2005, the Company has an estimated liability of $41.0 million for future claims resolutions, with a related asset of $41.0 million to recognize the insurance proceeds receivable by the Company for estimated losses related to claims that have yet to be resolved. Insurance carrier reimbursement of 100% is expected based on the Company's experience, its insurance contracts and decisions received to date in the declaratory judgment action referred to below. At December 31, 2004, the comparable value of the insurance receivable and accrued liability was $40.8 million.

The amounts recorded in the Condensed Consolidated Balance Sheets related to the estimated future settlement of existing claims are as follows:

millions of dollars                         2005    2004
-------------------                        -----   -----
Assets:
   Prepayments and other current assets    $20.8   $13.5
   Other non-current assets                 20.2    27.3
                                           -----   -----
      Total insurance receivable           $41.0   $40.8
                                           =====   =====
Liabilities:
   Accounts payable and accrued expenses   $20.8   $13.5
   Long-term liabilities - other            20.2    27.3
                                           -----   -----
      Total accrued liability              $41.0   $40.8
                                           =====   =====

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

A declaratory judgment action was filed in January 2004 in the Circuit Court of Cook County, Illinois by Continental Casualty Company and related companies
(CNA) against the Company and certain of its other historical general liability insurers. CNA provided the Company with both primary and additional layer insurance, and, in conjunction with other insurers, is currently defending and indemnifying the Company in its pending asbestos-related product liability claims. The lawsuit seeks to determine the extent of insurance coverage available to the Company including whether the available limits exhaust on a "per occurrence" or an "aggregate" basis, and to determine how the applicable coverage responsibilities should be apportioned. On August 15, 2005, the Court issued an interim order regarding the apportionment matter. The interim order has the effect of making insurers responsible for all defense and settlement costs pro rata to time-on-the-risk, with the pro-ration method to hold the insured harmless for periods of bankrupt or unavailable coverage. Appeals of the interim order were denied. However, the issue is reserved for appellate review at the end of the action. In addition to the primary insurance available for asbestos-related claims, the Company has substantial additional layers of insurance available for potential future asbestos-related product claims. As such, the Company continues to believe that its coverage is sufficient to meet foreseeable liabilities.

Although it is impossible to predict the outcome of pending or future claims or the impact of tort reform legislation being considered at the State and Federal levels; due to the encapsulated nature of the products, our experiences in aggressively defending and resolving claims in the past, and our significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company's results of operations, cash flows or financial condition.

NOTE 15

LEASES AND COMMITMENTS

Certain assets are leased under long-term operating leases. These include production equipment at one plant, rent for the corporate headquarters and an airplane. Most leases contain renewal options for various periods. Leases generally require the Company to pay for insurance, taxes and maintenance of the leased property. The Company leases other equipment such as vehicles and certain office equipment under short-term leases. Total rent expense was $21.9 million in 2005, $18.0 million in 2004, and $13.4 million in 2003. The Company does not have any material capital leases.

The Company has guaranteed the residual values of certain leased production equipment at one of its facilities. The guarantees extend through the maturity of the underlying lease, which is in 2006. In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $16.6 million. We do not believe we have any loss exposure due to this guarantee.

Future minimum operating lease payments at December 31, 2005 were as follows:

millions of dollars
-------------------
2006                            28.4(a)
2007                             7.8
2008                             7.3
2009                             6.8
2010                             6.2
After 2010                      13.2
                               -----
Total minimum lease payments   $69.7
                               =====

(a) 2006 includes $16.6 million for the guaranteed residual value of production equipment with a lease that expires in 2006.

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

The royalty costs recognized under the agreements were $1.9 million in 2005, $14.2 million in 2004 and $23.2 million in 2003. These costs were all recognized as part of cost of goods sold. These costs will remain at minimal levels in 2006 as the Company's primary customers have converted most of their requirements to the next generation VTG turbocharger.

NOTE 16

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

NOTE 17

EARNINGS PER SHARE

Earnings per share of common stock outstanding were computed as follows:

(in millions except per share amounts)     2005      2004      2003
--------------------------------------   -------   -------   -------
Basic earnings per share
   Net income                            $ 239.6   $ 218.3   $ 174.9
                                         =======   =======   =======
   Shares of common stock outstanding     56.708    55.872    54.116
                                         =======   =======   =======
   Earnings per share of common stock    $  4.23   $  3.91   $  3.23
                                         =======   =======   =======
Diluted earnings per share
   Net income                            $ 239.6   $ 218.3   $ 174.9
                                         =======   =======   =======
   Shares of common stock outstanding     56.708    55.872    54.116
   Effect of dilutive securities:
      Stock options                        0.690     0.665     0.488
                                         -------   -------   -------
   Shares of common stock outstanding
      including dilutive shares           57.398    56.537    54.604
                                         =======   =======   =======
   Earnings per share of common stock    $  4.17   $  3.86   $  3.20
                                         =======   =======   =======

Options to purchase 966,087 shares of common stock at $58.08 per share awarded in July 2005 were outstanding at September 30, 2005, but were not included in the computation of third quarter 2005 diluted EPS because the options' exercise price was greater than the average market price of the common shares for the period. All options to purchase the Company's common stock outstanding at the end of 2005 were included in the fourth quarter 2005 computation of diluted EPS as the average market price of the Company's common shares for the period was greater than the exercise price of the options.

NOTE 18

ACQUISITION OF BERU AKTIENGESELLSCHAFT

On January 4, 2005, the Company acquired 62.2% of the outstanding shares of Beru, headquartered in Ludwigsburg, Germany, from the Carlyle Group and certain family shareholders. In conjunction with the acquisition, the Company launched a tender offer for the remaining outstanding shares of Beru, which ended in February 2005. Presently, the Company holds 69.4% of the shares of Beru at a gross cost of approximately $554.8 million, or $477.2 million net of cash and cash equivalents acquired. Beru is a leading global automotive supplier of diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors.) The acquisition gives the Company additional access to the growing diesel market and enhances sensor and engine electronics expertise. In addition, Beru's technology and product expertise complements and strengthens the Company's market presence with global automakers. The Company's Consolidated Financial Statements include the operating results of Beru within the Engine segment from the date of the acquisition.

PURCHASE PRICE ALLOCATION

The purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values as of the acquisition date as set forth below:

millions of dollars                                                        Initial Allocation   Adjustments   Final Allocation
-------------------                                                        ------------------   -----------   ----------------
Marketable securities                                                            $    --          $ 52.9          $  52.9
Other current assets, net of cash acquired                                         190.1            14.5            204.6
Property, plant and equipment                                                      249.1           (13.1)           236.0
Goodwill                                                                           200.4             4.3            204.7

Intangible assets:
   Tradenames (indefinite useful life)                                              14.5             1.0             15.5
   Unpatented technology (estimated useful life of 4 years)                          1.2              --              1.2
   Customer relationships (estimated useful lives of 5 - 10 years)                  98.1            (3.0)            95.1
   Patents (estimated useful life of 12 years)                                      10.5              --             10.5
   Sales order backlog (estimated useful life of 3 months)                           2.3             3.2              5.5
   Acquired in-process research & development ("IPR&D")                             10.3            (4.8)             5.5
                                                                                 -------          ------          -------
Total intangible assets                                                            136.9            (3.6)           133.3
Other non-current assets                                                            30.6            (5.4)            25.2
                                                                                 -------          ------          -------
   Total Assets                                                                    807.1            49.6            856.7
Current liabilities                                                                (81.8)          (51.4)          (133.2)
Deferred income taxes                                                             (108.1)           26.5            (81.6)
Other long-term liabilities                                                        (73.0)           13.7            (59.3)
Minority interests                                                                (114.8)            9.4           (105.4)
                                                                                 -------          ------          -------
      Total Liabilities                                                           (377.7)           (1.8)          (379.5)
                                                                                 -------          ------          -------
         Total purchase price, net of cash and cash equivalents acquired           429.4            47.8            477.2
Cash and cash equivalents acquired                                                 130.5           (52.9)            77.6
                                                                                 -------          ------          -------
         Gross purchase price                                                    $ 559.9           ($5.1)         $ 554.8
                                                                                 =======          ======          =======

The excess of the purchase price over the fair values of assets acquired and liabilities assumed has been allocated to goodwill. Management used a variety of assessments for evaluating the fair values of the assets and liabilities acquired, including independent appraisals. The Company knew at the time of the preliminary asset allocation that a more comprehensive, detailed, thorough and integrated review would be needed of the following items during the allocation process: current assets, property, plant and equipment, sales order backlog, in-process research and development ("IPR&D"), customer relationships, current liabilities and goodwill. This was due to the numerous legal entities, joint ventures, and the multi-national scope of Beru; and the fact that the Company holds only a majority position in a German publicly traded company, (which reports in German statutory accounting principles at several locations, before converting their results into International Financial Reporting Standards (IFRS) for reporting to their shareholders as opposed to US GAAP), and also management's commitment to fulfill the requirements of SFAS 141. Upon completion of the third party valuation specialists' work and review by the Company's management in the fourth quarter of 2005, we finalized all adjustments related to the acquisition. The change in the gross purchase price from the initial allocation reflects the finalization of all transaction payments and investing activities, including the currency impact thereon.

Of the $133.3 million of acquired intangible assets, approximately $5.5 million has been allocated to IPR&D and was also considered as part of a third party preliminary valuation. The Company identified and valued five core IPR&D projects. Each of the five core projects generally consists of several sub-projects that have not reached technological feasibility. Three of the core projects concern the market for diesel engines, one for gasoline engines and another for a product that can be used in diesel and gasoline engines. Management believes no alternative future uses of the technology are possible for each of these projects in the combined entity. Per paragraph 5 of FASB Interpretation No. 4, the fair value of the IPR&D was written off at the date of acquisition. The write-off is included in SG&A expense in the Consolidated Statements of Operations for the year ended December 31, 2005. In addition, purchase accounting adjustments of $5.5 million and $4.7 million related to sales order backlog and beginning inventory, respectively, were fully amortized during 2005.

RESTATEMENT OF MARKETABLE SECURITIES

In the preparation of the Company's 2005 annual financial statements, the Company determined that marketable securities which are part of the Beru Acquisition, which amounted to $46.4 million, $53.9 million and $46.3 million as of March 31, June 30 and September 30, 2005, respectively, and had previously been reported as cash and cash equivalents in the Company's interim financial statements included in the quarterly filings during 2005, should have been reported as marketable securities. The Company will correct its interim financial statements for the first three quarters of fiscal 2005 when filing its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2006.

This restatement has no impact on current assets or total assets, but does impact our presentation in the interim Consolidated Statements of Cash Flows. The effects of this restatement on the previously reported interim Consolidated Statements of Cash Flows were to change (a) the net (increase)/decrease in marketable securities to $4.2 million, $(7.1) million, and $0.2 million for the March 31, June 30, and September 30, 2005 reporting periods, respectively, from $0.0 in each period; (b) payments for businesses acquired, net of cash and cash equivalents to $477.2 million in each of the three reporting periods from the $429.4 million previously reported; (c) net cash used in investing activities to $(478.7) million, $(547.5) million, and $(604.5) million for the periods ended March 31, June 30, and September 30, 2005, respectively, from $(435.1) million, $(492.6) million, and $(556.9) million, respectively, for the same periods; (d) effect of exchange rate changes on cash and cash equivalents to $(11.3) million, $(16.5) million, and $(15.3) million for the periods ended March 31, June 30, and September 30, 2005, respectively from $(8.5) million, $(17.5) million and $(16.6) million, respectively, for the same three periods; and (e) cash and cash equivalents at the end of period to $116.8 million, $92.7 million and $93.2 million, respectively, for the periods ended March 31, June 30, and September 30, 2005 from $163.2 million, $146.6 million, and $139.5 million, respectively, for the same three periods.

PRO FORMA FINANCIAL INFORMATION

The following pro forma information assumes the Beru Acquisition occurred as of the beginning of each year presented. Adjustments have been made to exclude non-recurring charges directly attributable to the acquisition, including the immediate write-off of the purchase price allocation associated with Beru's in-process research and development and the full amortization of the sales order backlog and the beginning inventory written up in purchase accounting. The recurring adjustments reflected in the pro forma statements include the amortization of the amounts allocated to customer relationships, patents, technology, property, plant and equipment and the Company's acquisition financing costs. The pro forma results are not necessarily indicative of the results that actually would have been obtained had the acquisition been in effect for the periods presented or that may be obtained in the future.

(Pro forma, unaudited, in
millions, except per share amounts)     2005       2004       2003
-----------------------------------   --------   --------   --------
Net sales                             $4,293.8   $4,008.4   $3,462.9
                                      --------   --------   --------
Net earnings                          $  251.7   $  231.1   $  192.5
                                      ========   ========   ========
Earnings per share - basic            $   4.44   $   4.14   $   3.56
                                      ========   ========   ========
Earnings per share - diluted          $   4.38   $   4.09   $   3.53
                                      ========   ========   ========

NOTE 19

OPERATING SEGMENTS AND RELATED INFORMATION

The Company's business is comprised of two operating segments: Engine and Drivetrain. These reportable segments are strategic business units, which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluated the operating segments' performance based upon return on invested capital. The return on invested capital is comprised of earnings before interest and income taxes and the average capital invested in each operating segment. Inter-segment sales, which are not significant, are recorded at market prices. This footnote presents summary segment information.

OPERATING SEGMENTS

                                                  Net sales               Earnings
                                       -------------------------------     before                             Long-lived
                                                    Inter-                interest   Year end     Depr./         asset
millions of dollars                    Customers    segment      Net     and taxes    assets      amort.   expenditures (b)
-------------------                    ---------   --------   --------   ---------   --------     ------   ----------------
2005
Engine                                  $2,960.1    $ 44.6    $3,004.7    $ 354.5    $3,088.5     $179.3       $209.1
Drivetrain                               1,333.7        --     1,333.7       97.6       918.8       65.9         68.2
Inter-segment eliminations                    --     (44.6)      (44.6)        --          --         --           --
                                        --------    ------    --------    -------    --------     ------       ------
   Total                                 4,293.8        --     4,293.8      452.1     4,007.3      245.2        277.3
Corporate                                     --        --          --     (100.8)       82.1(a)    10.3         19.5
                                        --------    ------    --------    -------    --------     ------       ------
Consolidated                            $4,293.8        --    $4,293.8    $ 351.3    $4,089.4     $255.5       $296.8(c)
                                        ========    ======    ========               ========     ======       ======
Interest expense and finance charges                                         37.1
                                                                          -------
Earnings before income taxes                                              $ 314.2
Provision for income taxes                                                   55.1
Minority interest, net of tax                                                19.5
                                                                          -------
Net earnings                                                              $ 239.6
                                                                          =======

                                                  Net sales               Earnings
                                       -------------------------------     before                             Long-lived
                                                    Inter-                interest   Year end     Depr./         asset
millions of dollars                    Customers    segment      Net     and taxes    assets      amort.   expenditures (b)
-------------------                    ---------   --------   --------   ---------   --------     ------   ----------------
2004
Engine                                  $2,166.7    $ 50.3    $2,217.0    $281.7     $2,208.4     $107.3        $167.7
Drivetrain                               1,358.6        --     1,358.6     106.9        810.0       66.1          75.3
Inter-segment eliminations                   0.0     (50.3)      (50.3)       --           --         --            --
                                        --------    ------    --------    -------    --------     ------        ------
   Total                                 3,525.3        --     3,525.3     388.6      3,018.4      173.4         243.0
Corporate                                     --        --          --     (50.3)       510.7(a)     4.7           9.4
                                        --------    ------    --------    -------    --------     ------        ------
Consolidated                            $3,525.3        --    $3,525.3    $338.3     $3,529.1     $178.1        $252.4
                                        ========    ======    ========               ========     ======        ======
Interest expense and finance charges                                        29.7
                                                                          -------
Earnings before income taxes                                              $308.6
Provision for income taxes                                                  81.2
Minority interest, net of tax                                                9.1
                                                                          -------
Net earnings                                                              $218.3
                                                                          =======

                                                  Net sales               Earnings
                                       -------------------------------     before                             Long-lived
                                                    Inter-                interest   Year end     Depr./         asset
millions of dollars                    Customers    segment      Net     and taxes    assets      amort.   expenditures (b)
-------------------                    ---------   --------   --------   ---------   --------     ------   ----------------
2003
Engine                                  $1,823.7    $ 46.0    $1,869.7    $239.6     $1,925.1     $ 93.8        $133.3
Drivetrain                               1,245.5       0.1     1,245.6      98.4        778.8       60.1          66.4
Inter-segment eliminations                    --     (46.1)      (46.1)       --           --         --            --
                                        --------    ------    --------    ------     --------     ------        ------
   Total                                 3,069.2        --     3,069.2     338.0      2,703.9      153.9         199.7
Corporate                                     --        --          --     (48.0)       436.6(a)     8.5          14.7
                                        --------    ------    --------    ------     --------     ------        ------
Consolidated                            $3,069.2        --    $3,069.2    $290.0     $3,140.5     $162.4        $214.4
                                        ========    ======    ========               ========     ======        ======
Interest expense and finance charges                                        33.3
                                                                          ------
Earnings before income taxes                                              $256.7
Provision for income taxes                                                  73.2
Minority interest, net of tax                                                8.6
                                                                          ------
Net earnings                                                              $174.9
                                                                          ======

(a) Corporate assets, including equity in affiliates, are net of trade receivables securitized and sold to third parties, and include cash, cash equivalents, deferred income taxes and investments and advances.

(b) Long-lived asset expenditures includes capital expenditures and tooling outlays, net of customer reimbursements.

(c) Amount differs from those shown on Consolidated Statement of Cash Flows by $4.3 million related to expenditures which have not yet been funded.

GEOGRAPHIC INFORMATION

No country outside the U.S., other than Germany and the United Kingdom, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. Also, the Company's 50% equity investment in NSK-Warner (see Note 6) amounting to $175.3 million at December 31, 2005 is excluded from the definition of long-lived assets, as are goodwill and certain other non-current assets.

                                 Net sales                    Long-lived assets
                      ------------------------------   ------------------------------
millions of dollars     2005       2004       2003       2005       2004       2003
-------------------   --------   --------   --------   --------   --------   --------
United States         $1,929.6   $1,964.9   $1,889.2   $  661.8   $  637.1   $  636.9
                      --------   --------   --------   --------   --------   --------
Europe:
   Germany             1,405.7      834.1      637.7      457.4      278.7      234.6
   United Kingdom        173.2      186.0      146.3       43.6       39.5       36.4
   Other Europe          379.4      237.1      167.7      107.0      106.1       78.3
                      --------   --------   --------   --------   --------   --------
Total Europe           1,958.3    1,257.2      951.7      608.0      424.3      349.3
Other foreign            405.9      303.2      228.3      131.3      117.9       89.6
                      --------   --------   --------   --------   --------   --------
      Total           $4,293.8   $3,525.3   $3,069.2   $1,401.1   $1,179.3   $1,075.8
                      ========   ========   ========   ========   ========   ========

SALES TO MAJOR CUSTOMERS

Consolidated sales included sales to Ford Motor Company of approximately 16%, 21%, and 23%; to Volkswagen of approximately 13%, 10%, and 8%; to DaimlerChrysler of approximately 12%, 14%, and 17%; and to General Motors Corporation of approximately 9%, 10%, and 12% for the years ended December 31, 2005, 2004 and 2003, respectively. Both of our operating segments had significant sales to all four of the customers listed above. Accounts receivable from these customers at December 31, 2005 comprised approximately 29% of total Accounts receivable. Such sales consisted of a variety of products to a variety of customer locations and regions. No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2005 and 2004 interim results of operations. Certain 2005 and 2004 quarterly amounts have been reclassified to conform to the annual presentation.

millions of dollars, except per share amounts

                                                           2005                                          2004
                                     ------------------------------------------------  ----------------------------------------
Quarter Ended                         MAR-30    JUN-30    SEP-30    DEC-31     YEAR    MAR-31  JUN-30  SEP-30  DEC-31    YEAR
-------------                        --------  --------  --------  --------  --------  ------  ------  ------  ------  --------
Net sales                            $1,083.5  $1,111.4  $1,050.9  $1,048.0  $4,293.8  $903.1  $893.2  $839.8  $889.2  $3,525.3
Cost of sales                           869.8     879.0     842.7     848.5   3,440.0   730.5   723.4   694.7   725.5   2,874.2
                                     --------  --------  --------  --------  --------  ------  ------  ------  ------  --------
   Gross profit                         213.7     232.4     208.2     199.5     853.8   172.6   169.8   145.1   163.7     651.1
Selling, general and
   administrative expenses              134.2     131.6     120.0     110.1     495.9    94.7    87.8    77.4    79.1     339.0
Other (income) expense                   (4.1)     42.1      (2.3)     (0.9)     34.8     0.3     0.6    (0.5)    2.7       3.0
                                     --------  --------  --------  --------  --------  ------  ------  ------  ------  --------
   Operating income                      83.6      58.7      90.5      90.3     323.1    77.6    81.4    68.2    81.9     309.1
Equity in affiliate earnings, net
   of tax                                (4.0)     (8.0)     (5.7)    (10.5)    (28.2)   (6.5)   (8.4)   (6.2)   (8.1)    (29.2)
Interest expense, net                     9.3       9.9       9.6       8.3      37.1     7.5     7.7     7.5     7.0      29.7
                                     --------  --------  --------  --------  --------  ------  ------  ------  ------  --------
   Income before income taxes and
      minority interest                  78.3      56.8      86.6      92.5     314.2    76.6    82.1    66.9    83.0     308.6
Provision for income taxes               (0.3)     12.8      19.6      23.1      55.1    22.9    24.6    20.1    13.5      81.2
Minority interest, net of tax             1.0       8.1       5.6       4.8      19.5     2.6     2.8     2.0     1.8       9.1
                                     --------  --------  --------  --------  --------  ------  ------  ------  ------  --------
Net earnings                         $   77.6  $   35.9  $   61.4  $   64.6  $  239.6  $ 51.1  $ 54.7  $ 44.8  $ 67.7  $  218.3
                                     ========  ========  ========  ========  ========  ======  ======  ======  ======  ========

Earnings/(loss) per share - basic    $   1.38  $   0.64  $   1.08  $   1.13  $   4.23  $ 0.92  $ 0.98  $ 0.80  $ 1.20  $   3.91
Earnings/(loss) per share - diluted  $   1.36  $   0.63  $   1.07  $   1.12  $   4.17  $ 0.91  $ 0.97  $ 0.79  $ 1.19  $   3.86

SELECTED FINANCIAL DATA

millions of dollars, except per share data

For the Year Ended December 31,

STATEMENT OF OPERATIONS DATA                         2005       2004       2003       2002          2001
----------------------------                       --------   --------   --------   --------      --------
Net sales                                          $4,293.8   $3,525.3   $3,069.2   $2,731.1      $2,351.6
Cost of sales                                       3,440.0    2,874.2    2,482.5    2,176.5       1,890.8
                                                   --------   --------   --------   --------      --------
   Gross profit                                       853.8      651.1      586.7      554.6         460.8
Selling, general and administrative expenses          495.9      339.0      316.9      303.5         249.7
Goodwill amortization                                                                                 42.0
Other (income) expense                                 34.8        3.0       (0.1)      (0.9)         (2.1)
Restructuring and other non-recurring charges                                                         28.4(b)
                                                   --------   --------   --------   --------      --------
   Operating income                                   323.1      309.1      269.9      252.0         142.8
Equity in affiliate earnings, net of tax              (28.2)     (29.2)     (20.1)     (19.5)        (14.9)
Interest expense, net                                  37.1       29.7       33.3       37.7          47.8
                                                   --------   --------   --------   --------      --------
   Earnings before income taxes and minority
      interest                                        314.2      308.6      256.7      233.8         109.9
Provision for income taxes                             55.1       81.2       73.2       77.2          39.7
Minority interest, net of tax                          19.5        9.1        8.6        6.7           3.8
                                                   --------   --------   --------   --------      --------
   Net earnings before cumulative effect of
      accounting change                               239.6      218.3      174.9      149.9          66.4
Cumulative effect of change in accounting
      principle, net of tax                                                           (269.0)(a)
                                                   --------   --------   --------   --------      --------
   Net earnings/(loss)                             $  239.6   $  218.3   $  174.9    ($119.1)     $   66.4
                                                   ========   ========   ========   ========      ========
Earnings/(loss) per share - basic                  $   4.23   $   3.91   $   3.23   $  (2.23)(a)  $   1.26(b)
                                                   ========   ========   ========   ========      ========
Average shares outstanding (thousands) - basic       56,708     55,872     54,116     53,250        52,630

Earnings/(loss) per share - diluted                $   4.17   $   3.86   $   3.20   $  (2.22)(a)  $   1.26(b)
                                                   ========   ========   ========   ========      ========
Average shares outstanding (thousands) - diluted     57,398     56,537     54,604     53,708        52,926

Cash dividend declared per share                   $   0.58   $   0.50   $   0.36   $   0.30      $   0.30

BALANCE SHEET DATA
Total assets                                       $4,089.4   $3,529.1   $3,140.5   $2,682.9      $2,770.9
Total debt                                            740.5      584.5      655.5      646.7         737.0

(a) In 2002, upon the adoption of SFAS No. 142, the Company recorded a $269.0 million after tax charge for cumulative effect of accounting principle related to goodwill. This charge was $5.01 per diluted share.

(b) In 2001, the Company recorded $28.4 million in non-recurring charges. Net of tax, this totaled $19.0 million or $0.36 per diluted share.