Form 10-K, Exhibit 13
period 2006-12-31
BORGWARNER INC
filed 2007-02-16
CIK 908255

Exhibit 13.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) is a leading global supplier of highly engineered systems and components primarily for powertrain applications. Our products help improve vehicle performance, fuel efficiency, air quality and vehicle stability. They are manufactured and sold worldwide, primarily to original equipment manufacturers (“OEMs”) of light vehicles (i.e. passenger cars, sport-utility vehicles (“SUVs”), cross-over vehicles, vans and light trucks). Our products are also manufactured and sold to OEMs of commercial trucks, buses and agricultural and off-highway vehicles. We also manufacture for and sell our products into the aftermarket for light and commercial vehicles. We operate manufacturing facilities serving customers in the Americas, Europe and Asia, and are an original equipment supplier to every major automaker in the world.
The Company’s products fall into two reportable operating segments: Engine and Drivetrain. Effective January 1, 2006, the Company assigned an operating facility previously reported in the Engine segment to the Drivetrain segment due to changes in the facility’s product mix. Prior year segment amounts have been reclassified to conform to the current year’s presentation. The Engine segment’s products include turbochargers, timing chain systems, air management, emissions systems, thermal systems, as well as diesel and gas ignition systems. The Drivetrain segment’s products include all-wheel drive transfer cases, torque management systems, and components and systems for automated transmissions.
Recent Acquisitions
The Company acquired the European Transmission and Engine Controls (“ETEC”) product lines from Eaton Corporation as of the close of business for the quarter ended September 30, 2006 for $63.7 million, net of cash acquired. The operating results of ETEC have been reported within the Drivetrain segment since its acquisition.
In the first quarter of 2005, the Company acquired 69.4% of the outstanding shares of BERU AG (“BERU”), headquartered in Ludwigsburg, Germany, primarily from the Carlyle Group and certain family shareholders at a gross cost of $554.8 million, or $477.2 million net of cash and cash equivalents acquired (“the BERU Acquisition”). BERU is a leading global automotive supplier of: diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors). The operating results of BERU have been reported within the Engine segment from the date of the acquisition. The Company considers the BERU Acquisition to be material to the results of operations, financial position and cash flows from the date of acquisition through December 31, 2006.

RESULTS OF OPERATIONS
Overview
A summary of our operating results for the years ended December 31, 2006, 2005 and 2004 is as follows:

millions of dollars, except per share data Year Ended December 31,	2006	2005	2004
Net sales	$4,585.4	$4,293.8	$3,525.3
Cost of sales	3,735.5	3,440.0	2,874.2

Gross profit	849.9	853.8	651.1
Selling, general and administrative expenses	498.1	495.9	339.0
Restructuring expense	84.7	—	—
Other (income) expense	(7.5)	34.8	3.0

Operating income	274.6	323.1	309.1
Equity in affiliates’ earnings, net of tax	(35.9)	(28.2)	(29.2)
Interest expense and finance charges	40.2	37.1	29.7

Earnings before income taxes and minority interest	270.3	314.2	308.6
Provision for income taxes	32.4	55.1	81.2
Minority interest, net of tax	26.3	19.5	9.1

Net earnings	$211.6	$239.6	$218.3

Earnings per share — diluted	$3.65	$4.17	$3.86

A summary of major factors impacting the Company’s net earnings for the year ended December 31, 2006 in comparison to 2005 and 2004 is as follows:
•	Continued demand for our products in both Engine and Drivetrain segments.

•	Lower North American production of light trucks and SUVs.

•	Continued benefits from our cost reduction programs, including containment of selling, general & administrative expenses, which partially offset continued raw material and energy cost increases, rising health care costs and the costs related to global expansion.

•	Restructuring expenses in the third and fourth quarters of 2006 to adjust headcount and capacity levels, primarily in North America and primarily in the Drivetrain segment.

•	Implementation of FAS 123R in 2006.

•	Inclusion in Engine’s results of operations of our 69.4% interest in BERU in 2006 and 2005, and the related 2005 write-off of the excess purchase price allocated to BERU’s in-process research and development (“IPR&D”), order backlog and beginning inventory.

•	The write-off of the excess purchase price, IPR&D, order backlog and beginning inventory related to the 2006 acquisition of the ETEC product lines from Eaton Corporation in Monaco.

•	Gains in 2006 and 2005 from the 2005 sale of shares in AG Kühnle, Kopp & Kausch (“AGK”), an unconsolidated subsidiary carried on the cost basis.

•	Recognition in 2005 of a $45.5 million charge related to the anticipated cost of settling alleged Crystal Springs related environmental contamination personal injury and property damage claims. See Contingencies in Management’s Discussion and Analysis for more information on Crystal Springs.

•	Higher interest expense due primarily to increased debt levels from funding the BERU and ETEC acquisitions and, to a lesser extent, higher short-term interest rates.

•	Favorable currency impact of $0.4 million, $3.1 million, and $11.0 million in 2006, 2005 and 2004, respectively.

•	Adjustments to tax accounts in 2006, 2005 and 2004 upon conclusion of certain tax audits and changes in circumstances, including changes in tax laws.
The Company’s earnings per diluted share were $3.65, $4.17 and $3.86 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company believes the following table is useful in highlighting non-recurring or non-comparable items that impacted its earnings per diluted share:

Year Ended December 31,	2006	2005		2004
Non-recurring or non-comparable items:
Restructuring expense	($0.82)	$—		$—
Implementation of FAS 123R	(0.16)	—		—
One-time write-off of the excess purchase price of in-process R&D, order backlog and beginning inventory associated with acquisitions	(0.04)	(0.21)		—
Net gain from divestitures	0.06	0.11		—
Adjustments to tax accounts	0.38	0.45		0.20
Crystal Springs related settlement	—	(0.50)		—

Total impact to earnings per share — diluted:	($0.58)	($0.16	)(a)	$0.20

(a)	Does not add due to rounding and quarterly changes in the number of weighted-average outstanding diluted shares.
Net Sales
The table below summarizes the overall worldwide global light vehicle production percentage changes for 2006 and 2005:
Worldwide Light Vehicle Year Over Year Increase (Decrease) in Production

	2006	2005
North America*	(3.1)%	0.0%
Europe*	2.1%	(0.2)%
Asia*	8.1%	7.9%
Total Worldwide*	3.4%	3.9%
BorgWarner year over year net sales change	6.8%	21.8%

*	Data provided by CSM Worldwide.
Our net sales increases in 2006 and 2005 were strong in light of the estimated worldwide market production increases of 3.4% and 3.9%, respectively. The Company’s net sales increased 6.8% in 2006 over 2005, and increased 21.8% in 2005 over 2004, or 7.3% excluding the effect of the BERU Acquisition. The increase in 2006 was driven by solid growth in Europe and Asia partially offset by a decline in North American sales primarily related to lower domestic truck production. The effect of changing currency rates had a positive impact on net sales and net earnings in 2006 and 2005. The effect of non-U.S. currencies, primarily the Euro, increased net sales by $36.8 million and net earnings by $0.4 million in 2006. In 2005, non-U.S. currencies, primarily the South Korean Won, added $23.9 million to net sales and $3.1 million to net earnings. The year over year increase in net sales excluding the favorable impact of currency was 5.9% in 2006 and 21.1% in 2005. Excluding the favorable impacts of both currency and the BERU Acquisition, the year over year increase in net sales was 6.6% in 2005.
Consolidated net sales included sales to Ford Motor Company of approximately 13%, 16%, and 21%; to Volkswagen of approximately 13%, 13%, and 10%; to DaimlerChrysler of approximately 11%, 12%, and 14%; and to General Motors Corporation of approximately 9%, 9%, and 10% for the years ended December 31, 2006, 2005 and 2004, respectively. Both of our operating segments had significant sales to all four of the customers listed above. Such sales consisted of a variety of products to a variety of customer locations and regions. No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.
Over the past several years as the demand for our technologies in Europe and Asia has grown, we have increased our sales to several other global OEMs, bringing us more in line with our customers’ share of the global vehicle market. As a result, sales to Ford, DaimlerChrysler and General Motors have become a smaller percentage of our total sales.
Our overall outlook for 2007 is positive, as we expect our sales to grow in excess of a projected moderate global vehicle production growth rate. The outlook for global vehicle production by region is down moderately in North America, up moderately in Europe, and solid growth in Asia. While expecting only moderate overall growth in global vehicle production, we expect to benefit from strong European and Asian automaker demand for our engine products, including turbochargers, timing systems, ignition systems and emissions products. Growing demand for our drivetrain products outside of North America, including increased sales of dual-clutch transmission products, is also a positive trend for the Company. The impact of non-U.S. currencies is currently planned to be negligible in 2007. Assuming no major departures from these assumptions, we expect continued long-term sales and net earnings growth.
Results By Operating Segment
The Company’s business is comprised of two operating segments: Engine and Drivetrain. These reportable segments are strategic business groups, which are managed separately as each represents a specific grouping of related automotive components and systems. Effective January 1, 2006, the Company assigned an operating facility previously reported in the Engine segment to the Drivetrain segment due to changes in the facility’s product mix. Prior year segment amounts have been reclassified to conform to the current year’s presentation.
The Company allocates resources to each segment based upon the projected after-tax return on invested capital (“ROIC’) of its business initiatives. The ROIC is comprised of projected earnings before interest and taxes (“EBIT”) adjusted for taxes compared to the projected average capital investment required.
EBIT is considered a “non-GAAP financial measure.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. EBIT is defined as earnings before interest, taxes and minority interest. “Earnings” is intended to mean net earnings as presented in the Consolidated Statements of Operations under GAAP.
The Company believes that EBIT is useful to demonstrate the operational profitability of its segments by excluding interest and taxes, which are generally accounted for across the entire Company on a consolidated basis. EBIT is also one of the measures used by the Company to determine resource allocation within the Company. Although the Company believes that EBIT enhances understanding of its business and performance, it should not be considered an alternative to, or more meaningful than, net earnings or cash flows from operations as determined in accordance with GAAP.
The following tables present net sales and EBIT by segment for the years 2006, 2005 and 2004:
Net Sales

millions of dollars Year Ended December 31,	2006	2005	2004
Engine	$3,154.9	$2,855.4	$2,059.9
Drivetrain	1,461.4	1,472.9	1,509.2
Inter-segment eliminations	(30.9)	(34.5)	(43.8)

Net sales	$4,585.4	$4,293.8	$3,525.3

Earnings Before Interest and Taxes

millions of dollars Year Ended December 31,	2006	2005	2004
Engine	$365.8	$346.9	$273.6
Drivetrain	90.6	105.2	115.0

Segment earnings before interest and taxes (“Segment EBIT”)	456.4	452.1	388.6

Litigation settlement expense	—	(45.5)	—
Restructuring expense	(84.7)	—	—
Corporate, including equity in affiliates’ earnings	(61.2)	(55.3)	(50.3)

Consolidated earnings before interest and taxes (“EBIT”)	310.5	351.3	338.3

Interest expense and finance charges	40.2	37.1	29.7

Earnings before income taxes and minority interest	270.3	314.2	308.6

Provision for income taxes	32.4	55.1	81.2
Minority interest, net of tax	26.3	19.5	9.1

Net earnings	$211.6	$239.6	$218.3

The Engine segment 2006 net sales were up 10.5% from 2005, with a 5.4% increase in segment EBIT over the same period. The Engine segment continued to benefit from Asian automaker demand for turbochargers and timing systems, European automaker demand for turbochargers, timing systems, exhaust gas recirculation (“EGR”) valves and diesel engine ignition systems, the continued roll-out of its variable cam timing systems with General Motors Corporation high-value V6 engines, stronger EGR valve sales in North America, and higher turbocharger and thermal products sales due to stronger global commercial vehicle production. The segment EBIT margin was 11.6% in 2006, down from 12.1% in 2005, (which excludes the one-time write-off in 2005 of the excess purchase price associated with BERU’s in-process R&D), due to the significant reduction in customer production schedules in the U.S. market and increased costs for raw materials, principally nickel.
The Engine segment 2005 net sales were up 38.6% from 2004 with a 26.8% increase in segment EBIT over the same period. The 2005 increases were, in part, due to the inclusion of our majority stake in BERU whose operating results are included in this segment. Excluding the impacts of foreign currency and BERU, sales were up 13.2% with a 13.8% increase in segment EBIT. The Engine segment continued to benefit from European and Asian automaker demand for turbochargers, timing systems and emissions products, and from stronger commercial vehicle production in both Europe and North America. The segment EBIT was impacted by increased volume, productivity, positive currency impact and reduced royalty expenses, which offset commodity price increases and start up costs in South Korea and China.
For 2007, the Engine segment expects to deliver continued growth from further penetration of diesel engines in Europe, which will continue to boost demand for turbochargers and BERU technologies, and increased market penetration of our turbocharger and emissions product sales into the commercial vehicle market in North America. Investments in South Korea and China are expected to continue to contribute to sales and EBIT. This growth is expected to help offset anticipated weakness in North American light vehicle production.
The Drivetrain segment 2006 net sales decreased 0.8% from 2005 with a 13.9% decrease in segment EBIT over the same period. The segment continued to benefit from growth outside of North America including the continued ramp up of dual-clutch transmission and torque transfer product sales in Europe. In the U.S., the group was negatively impacted by lower production of light trucks and SUVs equipped with its torque transfer products and lower sales of its traditional transmission products. Segment EBIT margin was 6.2% in 2006, down from 7.1% in the prior year, due to the significant reduction in customer production schedules in the U.S. market and increased costs for raw materials.
The Drivetrain segment 2005 net sales decreased 2.4% from 2004 with an 8.5% decrease in segment EBIT over the same period. The sales and segment EBIT decreases were primarily due to weaker North American production of light trucks and SUVs equipped with our torque transfer products. Partially offsetting those decreases was the continued ramp-up of the Company’s DualTronic™ transmission modules in Europe. In addition to the loss of contribution margin on the lower sales volumes, commodity price increases, as well as health care cost increases, impacted EBIT unfavorably.
For 2007, the Drivetrain segment is expected to grow slightly as stagnant demand for our rear-wheel-drive based four-wheel-drive systems in North America is expected to be offset by content growth with our traditional transmission products and controls in automatic transmissions in North America, increased penetration of automatic transmissions in Europe and Asia, including increased sales of dual-clutch transmission products, and the continued ramp-up of rear-wheel-drive based four-wheel-drive programs outside of North America.
Corporate is the difference between calculated total Company EBIT and the total of the segments’ EBIT. It represents corporate headquarters’ expenses, expenses not directly attributable to the individual segments and equity in affiliates’ earnings. This net expense was $61.2 million in 2006, $55.3 million in 2005 and $50.3 million in 2004. Included in the 2006 amount is $12.7 million related to the implementation of FAS 123R.

Other Factors Affecting Results of Operations
The following table details our results of operations as a percentage of sales:

Year Ended December 31,	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	81.5	80.1	81.5

Gross profit	18.5	19.9	18.5
Selling, general and administrative expenses	10.9	11.5	9.6
Restructuring expense	1.8	—	—
Other (income) expense	(0.2)	0.8	0.1

Operating income	6.0	7.6	8.8
Equity in affiliates’ earnings, net of tax	(0.8)	(0.7)	(0.8)
Interest expense and finance charges	0.9	0.9	0.8

Earnings before income taxes and minority interest	5.9	7.4	8.8
Provision for income taxes	0.7	1.3	2.3
Minority interest, net of tax	0.6	0.5	0.3

Net earnings	4.6%	5.6%	6.2%

Gross profit as a percentage of net sales was 18.5%, 19.9% and 18.5% in 2006, 2005 and 2004, respectively. Our gross profit in 2006 was negatively impacted by significant declines in customer production levels in the U.S. market. Our gross profit also continued to be negatively impacted by higher raw material costs including nickel, steel, copper, aluminum and plastic resin in 2006. Raw material costs increased approximately $45.0 million as compared to 2005, of which nickel was the single largest contributor. Our focused cost reduction and commodity hedging programs in our operations partially offset these higher raw material and energy costs.
The rising cost of providing pension and other post employment benefits continues to impact our industry. To partially address this issue, the Company adjusted certain retiree medical plans effective April 1, 2006, and implemented cost reduction initiatives at other subsidiaries. As a result of the adjustments, expenses for other post employment benefits for 2006 were slightly lower than the expenses recognized in 2005.
Selling, general and administrative expenses (“SG&A”) as a percentage of net sales were 10.9%, 11.5% and 9.6% in 2006, 2005 and 2004 respectively. The decrease in SG&A in 2006 was the result of cost cutting efforts, a reduction in incentive related compensation and $10.4 million in one-time write-offs in 2005 related to the acquisition of BERU. We expect that the growth in sales will continue to outpace the future increases in SG&A spending due to our ongoing focus on cost controls, and leveraging the existing infrastructure to support the increased sales.
Research and development (“R&D”) is a major component of our SG&A expenses. R&D spending, net of customer reimbursements, was $187.7 million, or 4.1% of sales in 2006, compared to $161.0 million, or 3.8% of sales in 2005, and $123.1 million, or 3.5% of sales in 2004. We currently intend to continue to increase our spending in R&D, although the growth rate in the future may not necessarily match the rate of our sales growth. We also intend to continue to invest in a number of cross-business R&D programs, as well as a number of other key programs, all of which are necessary for short and long-term growth. Our current long-term expectation for

R&D spending is approximately 4.0% of sales. We intend to maintain our commitment to R&D spending while continuing to focus on controlling other SG&A costs.
Restructuring expense of $84.7 million in 2006 was the result of declines in customer production levels in the U.S., customer restructurings and a subsequent evaluation of our headcount levels in North America and our long-term capacity needs.
On September 22, 2006, the Company announced the reduction of its North American workforce by approximately 850 people, or 13%, spread across its 19 operations in the U.S., Canada and Mexico. This third quarter reduction of the North American workforce addressed an immediate need to adjust employment levels to meet customer restructurings and significantly lower production schedules going forward. In addition to employee related costs of $6.7 million, the Company recorded $4.8 million of asset impairment charges related to the North American restructuring. The third quarter restructuring expenses broken out by segment were as follows: Engine $7.3 million, Drivetrain $3.6 million and Corporate $0.6 million.
During the fourth quarter, the Company evaluated the competitiveness of its North American facilities, as well as its long-term capacity needs. As a result, the Company will be closing its Drivetrain plant in Muncie, Indiana and has adjusted the carrying values of other assets, primarily related to its four-wheel drive transfer case product line. Production activity at the Muncie facility is scheduled to cease no later than the expiration of the current labor contract in 2009. As a result of the fourth quarter restructuring, the Company recorded employee related costs of $14.8 million, asset impairments of $51.6 million and pension curtailment expense of $6.8 million. The fourth quarter restructuring expenses broken out by segment were as follows: Engine $5.9 million and Drivetrain $67.3 million.
Other (income) expense was $(7.5) million, $34.8 million and $3.0 million in 2006, 2005 and 2004, respectively. The 2006 income was comprised primarily of a $(4.8) million gain from a previous divestiture and $(3.2) million of interest income. The 2005 expense was primarily due to the $45.5 million charge associated with the anticipated cost of settling Crystal Springs-related alleged environmental contamination personal injury and property damage claims, which was partially offset by the $(4.7) million gain on the sale of businesses, primarily the Company’s interest in AGK, and interest income of $(4.2) million. The major items in our 2004 other (income) expense were losses from capital asset disposals of $3.5 million, partially offset by interest income of $(0.7) million.
Equity in affiliates’ earnings, net of tax was $35.9 million, $28.2 million and $29.2 million in 2006, 2005 and 2004, respectively. This line item is primarily driven by the results of our 50% owned Japanese joint venture, NSK-Warner, and our 32.6% owned Indian joint venture, Turbo Energy Limited (“TEL”). For more discussion of NSK-Warner, see Note 7 of the Consolidated Financial Statements.
Interest expense and finance charges were $40.2 million, $37.1 million and $29.7 million in 2006, 2005 and 2004, respectively. The increase in 2006 expense over 2005 expense was due to funding our acquisition of the ETEC product lines from Eaton Corporation, international expansion and rising interest rates. The increase in 2005 expense over 2004 expense was due primarily to the $156.0 million increase in debt levels from funding the BERU Acquisition and, to a lesser extent, higher short-term interest rates.

The provision for income taxes resulted in an effective tax rate of 12.0%, 17.5% and 26.3% in 2006, 2005 and 2004, respectively. The effective tax rate of 12.0% for 2006 differs from the U.S. statutory rate primarily due to the following factors:
•	Foreign rates which differ from those in the U.S.

•	Realization of certain business tax credits including R&D and foreign tax credits.

•	Other permanent items, including equity in affiliates’ earnings and Medicare prescription drug benefit.

•	Tax effects of miscellaneous dispositions.

•	Release of tax accrual accounts upon conclusion of certain tax audits.

•	Adjustments to various tax accounts, including changes in tax laws.
If the effects of the tax accrual release, the other miscellaneous dispositions, the adjustments to tax accounts and the changes in tax laws are not taken into account, the Company’s effective tax rate associated with its on-going business operations was approximately 26.0%. This rate was lower than the 2005 tax rate for on-going operations of 27.8% primarily due to year-over-year reduction in U.S. pre-tax income for on-going operations, which is taxed at a higher rate than the Company’s global average tax rate.
Minority interest, net of tax of $26.3 million increased by $6.8 million from 2005 and by $17.2 million from 2004. The increase is primarily related to the 30.6% minority interest in BERU, in addition to the earnings growth in our Asian majority-owned subsidiaries.
LIQUIDITY AND CAPITAL RESOURCES
Capitalization

millions of dollars	2006	2005	% change
Notes payable and current portion of long-term debt	$151.7	$299.9
Long-term debt	569.4	440.6

Total debt	721.1	740.5	-2.6%

Minority interest in consolidated subsidiaries	162.1	136.1
Total stockholders’ equity	1,875.4	1,644.2

Total capitalization	$2,758.6	$2,520.8	9.4%

Total debt to capital ratio	26.1%	29.4%

Stockholders’ equity increased by $231.2 million in 2006. The increase was primarily attributable to net income of $211.6 million, net foreign currency translation and hedged instrument adjustments of $91.4 million and stock option exercises of $27.1 million. These factors were somewhat offset by the implementation of FAS 158 of $98.5 million and dividend payments to BorgWarner Shareholders of $36.7 million. In relation to the U.S. Dollar, the currencies in foreign countries where we conduct business, particularly the Euro, Korean Won and British Pound strengthened, causing the currency translation component of other comprehensive income to increase in 2006. The $19.4 million decrease in debt was primarily due to higher operating cash flows, partially offset by the $63.7 million acquisition of the ETEC product lines from Eaton Corporation.

Operating Activities
Net cash provided by operating activities was $442.1 million, $396.5 million and $426.6 million in 2006, 2005 and 2004, respectively. The $45.6 million increase from 2005 to 2006 was primarily due to lower cash tax payments of $37.7 million and $28.4 million more in dividends received from NSK-Warner. The $30.1 million decrease from 2004 to 2005 was primarily a result of higher cash tax payments of $86.5 million in 2005 versus 2004, payment of $28.5 million of Crystal Springs related settlements in 2005 and the funding of post employment related liabilities with cash in 2005 instead of the $25.8 million of Company stock used in 2004. The $442.1 million of net cash provided by operating activities in 2006 consists of net earnings of $211.6 million, increased for non-cash charges of $337.5 million and partially offset by a $107.0 million increase in net operating assets and liabilities. Non-cash charges are primarily comprised of $256.6 million in depreciation and amortization expense, net restructuring expense of $79.4 million, and $12.7 million due to the implementation of FAS 123R.
Accounts receivable increased a total of $57.4 million excluding the impact of currency, due to higher business levels, particularly in Europe. Certain of our European customers tend to have longer payment terms than our North American customers. Inventory increased by $32.7 million excluding the impact of currency, while our inventory turns decreased slightly to 12.3 times from 12.5 in 2005.
Investing Activities
Net cash used in investing activities was $341.1 million, $700.1 million and $257.2 million in 2006, 2005 and 2004, respectively. The majority of the reason for the spike in 2005 was due to payments for the BERU Acquisition. Capital expenditures, including tooling outlays (“capital spending”) of $268.3 million in 2006, or 5.9% of sales, decreased $24.2 million over the 2005 level of $292.5 million, or 6.8% of sales. Selective capital spending remains an area of focus for us, both in order to support our book of new business and for cost reduction and other purposes. Heading into 2007, we plan to continue to spend capital to support the launch of our new applications and for cost reductions and productivity improvement projects. Our target for capital spending is approximately 6.5% of sales.
The Company acquired the ETEC product lines from Eaton Corporation as of the close of business for the quarter ended September 30, 2006 for $63.7 million, net of cash acquired.
On March 11, 2005, the Company completed the sale of its holdings in AGK for $57.0 million to Turbo Group GmbH. The proceeds, net of closing costs, were approximately $54.2 million, resulting in a gain of $10.1 million on the sale.
Financing Activities and Liquidity
Net debt reductions were $35.2 million in 2006 excluding the impact of currency translation. The Company’s 7.00% Senior Notes of $139.0 million of principal and accrued interest matured on November 1, 2006 and were refinanced with the issuance of $150.0 million 5.75% Senior Notes due November 1, 2016. In 2005, the Company financed the $554.8 million BERU Acquisition ($477.2 million net of cash and cash equivalents acquired) and subsequently repaid $160.2 million of those borrowings. Net debt repayments were $55.9 million in 2004. Proceeds from the exercise of employee stock options were $27.1 million, $17.6 million and $14.4 million in 2006, 2005 and 2004, respectively. The Company also paid dividends to BorgWarner shareholders of $36.7 million, $31.8 million and $27.9 million in 2006, 2005 and 2004, respectively.

The Company has a revolving multi-currency credit facility, which provides for borrowings up to $600 million through July 2009. The credit facility agreement is subject to the usual terms and conditions applied by banks to an investment grade company. The Company was in compliance with all covenants for all periods presented. In addition to the credit facility, the Company has $50 million available under a shelf registration statement on file with the Securities and Exchange Commission under which a variety of debt instruments could be issued. The Company also has access to the commercial paper market through a $50 million accounts receivable securitization facility, which is rolled over annually. From a credit quality perspective, the Company has an investment grade credit rating of A- from Standard & Poor’s and Baa2 from Moody’s.
The Company’s significant contractual obligation payments at December 31, 2006, are as follows:

millions of dollars	Total	2007	2008-2009	2010-2011	After 2011
Other post employment benefits excluding pensions (a)	$1,582.0	$33.7	$73.2	$79.4	$1,395.7
Notes payable and long-term debt	724.0	151.7	157.1	5.4	409.8
Projected interest payments (b)	371.9	31.7	53.9	47.5	238.8
Non-cancelable operating leases (c)	73.3	27.7	16.5	13.0	16.1
Capital spending obligations	59.2	59.2	—	—	—

Total (d)	$2,810.4	$304.0	$300.7	$145.3	$2,060.4

(a)	Other post employment benefits (excluding pensions) include anticipated future payments to cover retiree medical and life insurance benefits. Since the timing and amount of payments for defined benefit pension plans are not certain for future years, such payments have been excluded from this table. The Company expects to contribute a total of $15 million to $20 million into all defined benefit pension plans during 2007. See Note 12 to the Consolidated Financial Statements for disclosures related to the Company’s pension and other post employment benefits.

(b)	Projection is based upon actual fixed rates where appropriate, and a projected floating rate for the variable rate portion of the total debt portfolio. The floating rate projection is based upon current market conditions and rounded to the nearest 50th basis point (0.50%), which is 4.0% for this purpose. Projection is also based upon debt being redeemed upon maturity.

(c)	2007 includes $14.4 million for the guaranteed residual value of production equipment with a lease that expires in 2007. Please see Note 16 to the Consolidated Financial Statements for details concerning this lease.

(d)	The Company does not have any long-term or fixed purchase obligations for inventories.
We believe that the combination of cash from operations, cash balances, available credit facilities and the shelf registration will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future. We will continue to balance our needs for internal growth, external growth, debt reduction, dividends and share repurchase.
Off Balance Sheet Arrangements
As of December 31, 2006, the accounts receivable securitization facility was sized at $50 million and has been in place with its current funding partner since January 1994. This facility sells accounts receivable without recourse.
The Company has certain leases that are recorded as operating leases. Types of operating leases include leases on the headquarters facility, an airplane, vehicles, and certain office equipment. The Company also has a lease obligation for production equipment at one of its facilities. The total expected future cash outlays for all lease obligations at the end of 2006 is $73.3 million. See Note 16 to the Consolidated Financial Statements for more information on operating leases, including future minimum payments.
The Company has guaranteed the residual values of the leased production equipment. The guarantees extend through the maturity of the underlying lease, which is in 2007. In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $14.4 million. The Company has accrued $6.0 million as an expected loss on this guarantee.

Pension and Other Post Employment Benefits
The Company’s policy is to fund its defined benefit pension plans in accordance with applicable government regulations and to make additional contributions when management deems it appropriate. At December 31, 2006, all legal funding requirements had been met. The Company contributed $17.5 million to its defined benefit pension plans in 2006 and $26.0 million in 2005. The Company expects to contribute a total of $15 million to $20 million in 2007.
The funded status of all pension plans improved to a net unfunded position of $(125.4) million at the end of 2006 from a net unfunded position of $(144.5) million at the end of 2005.
Other post employment benefits primarily consist of post employment health care benefits for certain employees and retirees of the Company’s U.S. operations. The Company funds these benefits as retiree claims are incurred. Other post employment benefits had an unfunded status of $(513.6) million at the end of 2006 and $(679.9) million at the end of 2005. The unfunded levels decreased due to an increase in the discount rate assumption and changes in certain plan designs.
The Company believes it will be able to fund the requirements of these plans through cash generated from operations or other available sources of financing for the foreseeable future.
OTHER MATTERS
Contingencies
In the normal course of business, the Company and its subsidiaries are parties to various commercial and legal claims, actions and complaints, including matters involving warranty claims, intellectual property claims, general liability and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these commercial legal matters or, if not, what the impact might be. The Company’s environmental and product liability contingencies are discussed separately below. The Company’s management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company’s results of operations, financial position or cash flows.
Environmental
The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (“PRPs”) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (“Superfund”) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 35 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its results of operations, financial position, or cash flows. Generally, this is because either the estimates of the maximum potential liability at a site are not large or the liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.
Based on information available to the Company, (which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large,

solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors), the Company has established an accrual for indicated environmental liabilities with a balance at December 31, 2006, of $20.0 million. Excluding the Crystal Springs site discussed below for which $10.8 million has been accrued, the Company has accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company’s results of operations, cash flows or financial condition. The Company expects to pay out substantially all of the $20.0 million accrued environmental liability over the next three to five years.
In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities, then unknown to the Company, relating to the past operations of Kuhlman Electric. The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company’s acquisition of Kuhlman Electric’s parent company, Kuhlman Corporation, in 1999. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant. The Company is continuing to work with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate and remediate to the extent necessary, if any, historical contamination at the plant and surrounding area. Kuhlman Electric and others, including the Company, were sued in numerous related lawsuits, in which multiple claimants alleged personal injury and property damage.
The Company and other defendants, including the Company’s subsidiary, Kuhlman Corporation, entered into a settlement in July 2005 regarding approximately 90% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $39.0 million in settlement funds. The settlement was paid in three approximately equal installments. The first two payments of $12.9 million were made in the third and fourth quarters of 2005 and the remaining installment of $13.0 million was paid in the first quarter of 2006.
The same group of defendants entered into a settlement in October 2005 regarding approximately 9% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $5.4 million in settlement funds. The settlement was paid in two approximately equal installments in the fourth quarter of 2005 and the first quarter of 2006. With this settlement, the Company and other defendants have resolved approximately 99% of the known personal injury and property damage claims relating to the alleged environmental contamination. The cost of this settlement has been recorded in other income in the Consolidated Statements of Operations.
Conditional Asset Retirement Obligations
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143 (“FIN 47”), which requires the Company to recognize legal obligations to perform asset retirements in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Certain government regulations require the removal and disposal of asbestos from an existing facility at the time the facility undergoes major renovations or is demolished. The liability exists because the facility will not last forever, but it is conditional on future renovations

(even if there are no immediate plans to remove materials, which pose no health or safety hazard in their current condition). Similarly, government regulations require the removal or closure of underground storage tanks (“USTs”) when their use ceases, the disposal of polychlorinated biphenyl (“PCBs”) transformers and capacitors when their use ceases, and the disposal of used furnace bricks and liners, and lead-based paint in conjunction with facility renovations or demolition. The Company currently has 17 manufacturing locations that have been identified as containing these items. The fair value to remove and dispose of this material has been estimated and recorded at $1.0 million and $0.8 million as of December 31, 2006 and 2005, respectively.
Product Liability
Like many other industrial companies who have historically operated in the U.S., the Company (or parties the Company is obligated to indemnify) continues to be named as one of many defendants in asbestos-related personal injury actions. Management believes that the Company’s involvement is limited because, in general, these claims relate to a few types of automotive friction products that were manufactured many years ago and contained encapsulated asbestos. The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm. As of December 31, 2006, the Company had approximately 45,000 pending asbestos-related product liability claims. Of these outstanding claims, approximately 34,000 are pending in just three jurisdictions, where significant tort reform activities are underway.
The Company’s policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment. The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers. In 2006, of the approximately 27,000 claims resolved, only 169 (0.6%) resulted in any payment being made to a claimant by or on behalf of the Company. In 2005 of the approximately 38,000 claims resolved, only 295 (0.8%) resulted in any payment being made to a claimant by or on behalf of the Company.
Prior to June 2004, the settlement and defense costs associated with all claims were covered by the Company’s primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding agreement. In June 2004, primary layer insurance carriers notified the Company of the alleged exhaustion of their policy limits. This led the Company to access the next available layer of insurance coverage. Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding arrangement. To date, the Company has paid $16.2 million in defense and indemnity in advance of insurers’ reimbursement and has received $4.5 million in cash from insurers. The outstanding balance of $11.7 million is expected to be fully recovered. Timing of the recovery is dependent on final resolution of the declaratory judgment action referred to below. At December 31, 2005, insurers owed $3.9 million in association with these claims.
At December 31, 2006, the Company has an estimated liability of $39.9 million for future claims resolutions, with a related asset of $39.9 million to recognize the insurance proceeds receivable by the Company for estimated losses related to claims that have yet to be resolved. Insurance carrier reimbursement of 100% is expected based on the Company’s experience, its insurance contracts and decisions received to date in the declaratory judgment action referred to below. At December 31, 2005, the comparable value of the insurance receivable and accrued liability was $41.0 million.

The amounts recorded in the Condensed Consolidated Balance Sheets related to the estimated future settlement of existing claims are as follows:

millions of dollars	2006	2005
Assets:
Prepayments and other current assets	$23.3	$20.8
Other non-current assets	16.6	20.2

Total insurance receivable	$39.9	$41.0

Liabilities:
Accounts payable and accrued expenses	$23.3	$20.8
Other non-current liabilities	16.6	20.2

Total accrued liability	$39.9	$41.0

The Company cannot reasonably estimate possible losses, if any, in excess of those for which it has accrued, because it cannot predict how many additional claims may be brought against the Company (or parties the Company has an obligation to indemnify) in the future, the allegations in such claims, the possible outcomes, or the impact of tort reform legislation currently being considered at the State and Federal levels.
A declaratory judgment action was filed in January 2004 in the Circuit Court of Cook County, Illinois, by Continental Casualty Company and related companies (“CNA”) against the Company and certain of its other historical general liability insurers. CNA provided the Company with both primary and additional layer insurance, and, in conjunction with other insurers, is currently defending and indemnifying the Company in its pending asbestos-related product liability claims. The lawsuit seeks to determine the extent of insurance coverage available to the Company including whether the available limits exhaust on a “per occurrence” or an “aggregate” basis, and to determine how the applicable coverage responsibilities should be apportioned. On August 15, 2005, the Court issued an interim order regarding the apportionment matter. The interim order has the effect of making insurers responsible for all defense and settlement costs pro rata to time-on-the-risk, with the pro-ration method to hold the insured harmless for periods of bankrupt or unavailable coverage. Appeals of the interim order were denied. However, the issue is reserved for appellate review at the end of the action. In addition to the primary insurance available for asbestos-related claims, the Company has substantial additional layers of insurance available for potential future asbestos-related product claims. As such, the Company continues to believe that its coverage is sufficient to meet foreseeable liabilities.
Although it is impossible to predict the outcome of pending or future claims or the impact of tort reform legislation being considered at the State and Federal levels, due to the encapsulated nature of the products, the Company’s experiences in aggressively defending and resolving claims in the past, and the Company’s significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company’s results of operations, cash flows or financial condition.

CRITICAL ACCOUNTING POLICIES
The consolidated financial statements are prepared in conformity with GAAP. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results of operations. These policies require management’s most difficult, subjective or complex judgments in the preparation of the financial statements and accompanying notes. Management makes estimates and assumptions about the effect of matters that are inherently uncertain, relating to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Our most critical accounting policies are discussed below.
Revenue Recognition
The Company recognizes revenue upon shipment of product when title and risk of loss pass to the customer. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.
Impairment of Long-Lived Assets
The Company periodically reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include (i) an assessment as to whether an adverse event or circumstance has triggered the need for an impairment review; and (ii) undiscounted future cash flows generated by the asset. The Company recognized $56.4 million in impairment of long-lived assets in 2006 as part of the restructuring expenses.
See Note 3 to the Consolidated Financial Statements for more information regarding the 2006 impairment of long-lived assets.
Goodwill
The Company annually reviews its goodwill for impairment in the fourth quarter of each year for all of its reporting units, or when events and circumstances warrant such a review. This review utilizes the “two-step impairment test” required under Financial Accounting Standard 142, Goodwill and Other Intangibles, and requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable. However, different assumptions could materially affect the estimated fair value. The goodwill impairment test was performed in December 2006, 2005 and 2004. The Company recognized goodwill impairment of $0.2 million in 2006 related to the Drivetrain segment. No goodwill impairment was noted in 2005 and 2004.

See Note 8 to the Consolidated Financial Statements for more information regarding goodwill.
Environmental Accrual
We work with outside experts to determine a range of potential liability for environmental sites. The ranges for each individual site are then aggregated into a loss range for the total accrued liability. Management’s estimate of the loss range for 2006 is between $18.1 million and $29.5 million. We record an accrual at the most probable amount within the range unless one cannot be determined; in which case we record the accrual at the low end of the range. At the end of 2006, our total accrued environmental liability was $20.0 million.
See Note 15 to the Consolidated Financial Statements for more information regarding environmental accrual.
Product Warranty
The Company provides warranties on some of its products. The warranty terms are typically from one to three years. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claim settlements; as well as product manufacturing and industry developments and recoveries from third parties. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual. The accrual is represented in both current and non-current liabilities on the balance sheet.
See Note 9 to the Consolidated Financial Statements for more information regarding product warranty.
Other Loss Accruals and Valuation Allowances
The Company has numerous other loss exposures, such as customer claims, workers’ compensation claims, litigation, and recoverability of assets. Establishing loss accruals or valuation allowances for these matters requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. We estimate losses under the programs using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded accrued liabilities for loss or asset valuation allowances.
Pension and Other Post Employment Defined Benefits
The Company provides post employment defined benefits to a number of its current and former employees. Costs associated with post employment defined benefits include pension and post employment health care expenses for employees, retirees and surviving spouses and dependents. The Company’s employee defined benefit pension and post employment health care expenses are dependent on management’s assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate. The effects of the modifications are recorded currently or amortized over future periods in accordance with GAAP.
The Company’s approach to establishing the discount rate is based upon the market yields of high-quality corporate bonds, with appropriate consideration of each plan’s defined benefit payment terms and duration of the liabilities. The discount rate assumption is typically rounded up or down to the nearest 25 basis points for each plan. As a sensitivity measure for the Company’s pension plans, a decrease of 25 basis points to the discount rate would increase the Company’s 2007 expense by approximately $1.5 million. As for the Company’s other post employment benefit plans, a decrease of 25 basis points to the discount rate would increase the Company’s 2007 expense by approximately $0.8 million.
The Company determines its expected return on plan asset assumptions by evaluating estimates of future market returns and the plans’ asset allocation. The Company also considers the impact of active management of the plans’ invested assets. The Company’s expected return on assets assumption reflects the asset allocation of each plan. For sensitivity purposes, a 25 basis point decrease in the long-term return on assets would increase the 2007 pension expense by approximately $1.2 million.
The Company determines its health care inflation rate for its other post employment benefit plans by evaluating the circumstances surrounding the plan design, recent experience and health care economics. For sensitivity purposes, a one percentage point increase in the assumed health care cost trend would increase the Company’s projected benefit obligation by $49.1 million at December 31, 2006, and would increase the 2007 expense by $6.1 million.
Based on the information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions, or experience different from that assumed, could impact the Company’s financial position, results of operations, or cash flows.
See Note 12 to the Consolidated Financial Statements for more information regarding costs and assumptions for employee retirement benefits.
Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance that primarily represents foreign operating and other loss carryforwards for which utilization is uncertain. Management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against the Company’s net deferred tax assets. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. In determining the need for a valuation allowance, the historical and projected financial performance of the operation recording the net deferred tax asset is considered along with any other pertinent information. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowance may be necessary.

The Company is subject to income taxes in the U.S. and numerous non-U.S. jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is less than certain. We are regularly under audit by the various applicable tax authorities. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, Accounting for Contingencies. The Company’s federal and certain state income tax returns and certain non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities. Although the outcome of tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions included amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. At December 31, 2006, the Company has recorded a liability for its best estimate of the probable loss on certain of its tax positions, which is included in other non-current liabilities. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.
See Note 5 to the Consolidated Financial Statements for more information regarding income taxes.
New Accounting Pronouncements
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 151, Inventory Costs — an amendment of ARB No.43, Chapter 4 (“FAS 151”). FAS 151 provides clarification of accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Generally, FAS 151 requires that those items be recognized as current period charges. The adoption of FAS 151 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”), which required the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Accordingly, no compensation cost was recognized for fixed stock options prior to January 1, 2006 because the exercise price of the stock options exceeded or equaled the market value of the Company’s common stock at the date of grant, which is the measurement date. See Note 13 to the Consolidated Financial Statements for more information regarding the implementation of FAS 123R.
In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for the Company as of January 1, 2007. The Company is currently assessing the potential impact on retained earnings upon adoption. The Company expects the implementation of FIN 48 to reduce retained earnings by zero to $25 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 is effective for the Company beginning with its quarter ending March 31, 2008. The adoption of FAS 157 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 123(R) (“FAS 158”). FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans are aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans are aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. A current liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis. FAS 158 also requires the measurement date of a plan’s assets and its obligations to be the employer’s fiscal year-end date, for which the Company already complies. Additionally, FAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. FAS 158 is effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company’s Consolidated Balance Sheet as of December 31, 2006 was to increase non-current deferred tax assets by $88.8 million and retirement-related liabilities by $187.3 million and to decrease accumulated other comprehensive income (loss) by $98.5 million. See Note 12 to the Consolidated Financial Statements for more information regarding the implementation of FAS 158.

QUALITATIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK
The Company’s primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used or consumed in our manufacturing operations. Some of our commodity purchase price risk is covered by supply agreements with customers and suppliers. Other commodity purchase price risk is addressed by hedging strategies, which include forward contracts. The Company enters into derivative instruments only with high credit quality counterparties and diversifies its positions across such counterparties in order to reduce its exposure to credit losses. We do not engage in any derivative instruments for purposes other than hedging specific operating risks.
We have established policies and procedures to manage sensitivity to interest rate, foreign currency exchange rate and commodity purchase price risk, which include monitoring the level of exposure to each market risk.
Interest Rate Risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company selectively uses interest rate swaps to reduce market value risk associated with changes in interest rates (fair value hedges). At the end of 2006, the amount of net debt with fixed interest rates was 43.1% of total debt, including the impact of the interest rate swaps. Our earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to floating money market rates. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense for 2006 of approximately $2.1 million, and $1.8 million in 2005.
We also measure interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2006, the net fair value of these instruments would increase by approximately $27 million if interest rates decreased and would decrease by approximately $25 million if interest rates increased. Our interest rate sensitivity analysis assumes a constant shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 2005, measured in a similar manner, was slightly less than at December 31, 2006.
Foreign Currency Exchange Rate Risk
Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Currently, our most significant currency exposures relate to the British Pound, the Euro, the Hungarian Forint, the Japanese Yen, and the South Korean Won. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities and related supply chain participants in the markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans and cross currency swaps. Such non-U.S. Dollar debt was $473.4 million as of December 31, 2006 and $478.0 million as of December 31, 2005. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In addition, the Company periodically enters into forward currency contracts in order to reduce exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency. In the aggregate, our exposure related to such transactions was not material to our financial position, results of operations or cash flows in both 2006 and 2005.
Commodity Price Risk
Commodity price risk is the possibility that we will incur economic losses due to adverse changes in the cost of raw materials used in the production of our products. Commodity forward and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals and natural gas consumption used in the manufacturing of vehicle components. In the aggregate, our exposure related to such transactions was not material to our financial position, results of operations or cash flows in 2006 and 2005.
Disclosure Regarding Forward-Looking Statements
Statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, which could cause actual results to differ materially from those expressed, projected or implied in or by the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including the factors identified under Item 1A, “Risk Factors,” in its most recently filed annual report on Form 10-K. The Company does not undertake any obligation to update any forward-looking statement.

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS
The information in this report is the responsibility of management. BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with accounting principles generally accepted in the United States of America.
The accompanying Consolidated Financial Statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Management has made available all the Company’s financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.
Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company’s internal auditors as well as by the independent registered public accounting firm in connection with their annual audit of the financial statements. The independent registered public accounting firm conducts their evaluation in accordance with the standards of the Public Company Accounting Oversight Board (United States) and performs such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent registered public accounting firm concerning the Company’s system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 2006, the Company’s system of internal control was effective to accomplish the objectives set forth in the first sentence of this paragraph.
The Company’s Audit Committee, composed entirely of directors of the Company who are not employees, meets periodically with the Company’s management and independent registered public accounting firm to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. In carrying out these responsibilities, the Audit Committee and the independent registered public accounting firm have unrestricted access to each other with or without the presence of management representatives.
/s/ Timothy M. Manganello
Chairman and Chief Executive Officer
/s/ Robin J. Adams
Executive Vice President,
Chief Financial Officer & Chief Administrative Officer
February 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of BorgWarner Inc.:
We have audited the consolidated balance sheets of BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and Consolidated Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting in 2006 for employee stock-based compensation as a result of adopting SFAS No. 123R, Share Based Payment, and for defined benefit pension and other postretirement plans as a result of adopting SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/     Deloitte & Touche LLP
Detroit, Michigan
February 16, 2007

BORGWARNER INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

millions of dollars, except share and per share amounts
For the Year Ended December 31,	2006	2005	2004
Net sales	$4,585.4	$4,293.8	$3,525.3
Cost of sales	3,735.5	3,440.0	2,874.2

Gross profit	849.9	853.8	651.1
Selling, general and administrative expenses	498.1	495.9	339.0
Restructuring expense	84.7	—	—
Other (income) expense	(7.5)	34.8	3.0

Operating income	274.6	323.1	309.1
Equity in affiliates’ earnings, net of tax	(35.9)	(28.2)	(29.2)
Interest expense and finance charges	40.2	37.1	29.7

Earnings before income taxes and minority interest	270.3	314.2	308.6
Provision for income taxes	32.4	55.1	81.2
Minority interest, net of tax	26.3	19.5	9.1

Net earnings	$211.6	$239.6	$218.3

Earnings per share — basic	$3.69	$4.23	$3.91

Earnings per share — diluted	$3.65	$4.17	$3.86

Average shares outstanding (thousands):
Basic	57,403	56,708	55,872
Diluted	57,971	57,398	56,537
See Accompanying Notes to Consolidated Financial Statements.

BORGWARNER INC. AND CONSOLIDATED SUBSIDIAIRIES
CONSOLIDATED BALANCE SHEETS

millions of dollars
December 31,	2006	2005
ASSETS
Cash and cash equivalents	$123.3	$89.7
Marketable securities	59.1	40.6
Receivables	744.0	626.1
Inventories	386.9	332.0
Deferred income taxes	33.7	28.0
Prepayments and other current assets	90.5	52.3

Total current assets	1,437.5	1,168.7

Property, plant and equipment — net of accumulated depreciation	1,460.7	1,401.1

Investments and advances	198.0	197.7
Goodwill	1,086.5	1,029.8
Other non-current assets	401.3	292.1

Total other assets	1,685.8	1,519.6

Total assets	$4,584.0	$4,089.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$151.7	$160.9
Current maturities of long-term debt	—	139.0
Accounts payable and accrued expenses	843.4	786.4
Income taxes payable	39.7	35.8

Total current liabilities	1,034.8	1,122.1

Long-term debt	569.4	440.6
Other non-current liabilities:
Retirement-related liabilities	660.9	522.1
Other	281.4	224.3

Total non-current liabilities	942.3	746.4

Minority interest in consolidated subsidiaries	162.1	136.1
Capital stock:
Preferred stock, $0.01 par value; authorized shares: 5,000,000; none issued	—	—
Common stock, $0.01 par value; authorized shares: 150,000,000; issued shares: 2006, 57,697,284 and 2005, 57,138,475; outstanding shares: 2006, 57,693,300 and 2005, 57,134,491	0.6	0.6
Non-voting common stock, $0.01 par value; authorized shares: 25,000,000; none issued and outstanding	—	—
Capital in excess of par value	871.1	827.6
Retained earnings	1,064.1	889.2
Accumulated other comprehensive loss	(60.3)	(73.1)
Common stock held in treasury, at cost: 3,984 shares in 2006 and 2005	(0.1)	(0.1)

Total stockholders’ equity	1,875.4	1,644.2

Total liabilities and stockholders’ equity	$4,584.0	$4,089.4

See Accompanying Notes to Consolidated Financial Statements.

BORGWARNER INC. AND CONSOLIDATED SUBSIDIAIRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

millions of dollars
For the Year Ended December 31,	2006	2005	2004
OPERATING
Net earnings	$211.6	$239.6	$218.3
Adjustments to reconcile net earnings to net cash flows from operations:
Non-cash charges (credits) to operations:
Depreciation and tooling amortization	239.1	223.8	177.0
Amortization of intangible assets and other	17.5	31.7	1.1
Restructuring expense, net of cash paid	79.4	—	—
Gain on sales of businesses, net of tax	(3.6)	(6.3)	—
Stock option compensation expense	12.7	—	—
Employee retirement benefits funded with common stock	—	—	25.8
Deferred income tax (benefit) provision	(46.4)	(32.4)	13.8
Equity in affiliates’ earnings, net of dividends received, minority interest and other	38.8	7.6	4.7

Net earnings adjusted for non-cash charges (credits) to operations	549.1	464.0	440.7
Changes in assets and liabilities, net of effects of acquisitions and divestitures:
Receivables	(57.4)	(79.6)	(60.4)
Inventories	(32.7)	(30.1)	(12.7)
Prepayments and other current assets	(25.2)	19.9	(7.0)
Accounts payable and accrued expenses	(8.1)	137.6	113.1
Income taxes payable	0.5	(61.7)	36.0
Other non-current assets and liabilities	15.9	(53.6)	(83.1)

Net cash provided by operating activities	442.1	396.5	426.6

INVESTING
Capital expenditures, including tooling outlays	(268.3)	(292.5)	(252.4)
Payments for business acquired, net of cash and cash equivalents acquired	(63.7)	(477.2)	—
Net proceeds from asset disposals	3.6	9.5	4.2
Purchases of marketable securities	(41.5)	(52.3)	—
Proceeds from sales of marketable securities	28.8	58.2	—
Proceeds from sale of businesses	—	54.2	—
Investment in unconsolidated subsidiary	—	—	(9.0)

Net cash used in investing activities	(341.1)	(700.1)	(257.2)

FINANCING
Net increase (decrease) in notes payable	(27.7)	136.2	5.3
Additions to long-term debt	289.1	168.7	0.6
Repayments of long-term debt	(296.6)	(160.2)	(61.8)
Proceeds from stock options exercised	27.1	17.6	14.4
Dividends paid, including minority shareholders	(51.8)	(40.0)	(27.9)

Net cash provided by (used in) financing activities	(59.9)	122.3	(69.4)
Effect of exchange rate changes on cash and cash equivalents	(7.5)	41.3	16.6

Net increase (decrease) in cash and cash equivalents	33.6	(140.0)	116.6
Cash and cash equivalents at beginning of year	89.7	229.7	113.1

Cash and cash equivalents at end of year	$123.3	$89.7	$229.7

SUPPLEMENTAL CASH FLOW INFORMATION
Net cash paid during the year for:
Interest	$45.0	$41.5	$29.3
Income taxes	83.8	121.5	35.0
Non-cash financing transactions:
Issuance of common stock for stock performance plans	$3.0	$2.6	$1.7
Issuance of restricted common stock for non-employee directors	0.5	0.9	0.3
Total debt assumed from business acquired	—	30.0	—
See Accompanying Notes to Consolidated Financial Statements.

BORGWARNER INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

			millions of dollars
	Number of shares		Stockholders' equity
							Accumulated
	Issued	Common	Issued	Capital in			other
	common	stock in	common	excess of	Treasury	Retained	comprehensive	Comprehensive
	stock	treasury	stock	par value	stock	earnings	income (loss)	income (loss)
Balance, January 1, 2004	55,229,854	(72,664)	$0.3	$756.3	($1.5)	$491.3	$14.0
Dividends declared	—	—	—	—	—	(27.9)	—
Stock split	—	—	0.3	—	—	(0.3)	—
Shares issued under stock incentive plans	523,994	68,680	—	13.0	1.4	—	—
Shares issued under executive stock plan	41,252	—	—	1.7	—	—	—
Restricted shares issued under stock incentive plan	6,400	—	—	0.3	—	—	—
Shares issued under retirement savings plans	559,667	—	—	25.8	—	—	—
Net earnings	—	—	—	—	—	218.3	—	$218.3
Adjustment for minimum pension liability	—	—	—	—	—	—	12.8	12.8
Currency translation and hedge instruments adjustments	—	—	—	—	—	—	28.4	28.4

Balance, December 31, 2004	56,361,167	(3,984)	$0.6	$797.1	($0.1)	$681.4	$55.2	$259.5

Dividends declared	—	—	—	—	—	(31.8)	—
Shares issued under stock incentive plans	712,640	—	—	28.1	—	—	—
Shares issued under executive stock plan	48,569	—	—	2.6	—	—	—
Net issuance of restricted stock, less amortization	16,099	—	—	(0.2)	—	—	—
Net earnings	—	—	—	—	—	239.6	—	$239.6
Adjustment for minimum pension liability	—	—	—	—	—	—	(30.3)	(30.3)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	(0.3)	(0.3)
Currency translation and hedge instruments adjustments	—	—	—	—	—	—	(97.7)	(97.7)

Balance, December 31, 2005	57,138,475	(3,984)	$0.6	$827.6	($0.1)	$889.2	($73.1)	$111.3

Dividends declared	—	—	—	—	—	(36.7)	—
FAS 123R (Note 13)	—	—	—	12.7	—	—	—
Shares issued under stock incentive plans	497,186	—	—	27.1	—	—	—
Shares issued under executive stock plan	50,275	—	—	3.0	—	—	—
Net issuance of restricted stock, less amortization	11,348	—	—	0.7	—	—	—
Net earnings	—	—	—	—	—	211.6	—	$211.6
FAS 158 incremental effect (Note 12)	—	—	—	—	—	—	(98.5)
Adjustment for minimum pension liability	—	—	—	—	—	—	18.1	18.1
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	1.8	1.8
Currency translation and hedge instruments adjustments	—	—	—	—	—	—	91.4	91.4

Balance, December 31, 2006	57,697,284	(3,984)	$0.6	$871.1	($0.1)	$1,064.1	($60.3)	$322.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INTRODUCTION
BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) is a leading global supplier of highly engineered systems and components primarily for powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport-utility vehicles, crossover vehicles, trucks, commercial transportation products and industrial equipment. The Company’s products fall into two reportable operating segments: Engine and Drivetrain.
NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following paragraphs briefly describe the Company’s significant accounting policies.
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
Concentrations of risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal risk.
The Company performs ongoing credit evaluations of its suppliers and customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company’s customers are primarily original equipment manufacturers of passenger cars, sport-utility vehicles, crossover vehicles, trucks, commercial transportation products and industrial equipment.
Some automotive parts suppliers continue to experience commodity cost pressures and the effects of industry overcapacity. These factors have increased pressure on the industry’s supply base, as suppliers cope with higher commodity costs, lower production volumes and other challenges. The Company receives certain of its raw materials from sole suppliers or a limited number of suppliers. The inability of a supplier to fulfill supply requirements of the Company could materially affect future operating results.
Principles of consolidation The Consolidated Financial Statements include all majority-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.
Revenue recognition The Company recognizes revenue upon shipment of product when title and risk of loss pass to the customer. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Cash and cash equivalents Cash and cash equivalents are valued at cost, which approximates fair market value. It is the Company’s policy to classify all highly liquid investments with original maturities of three months or less as cash and cash equivalents.
Marketable securities Marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders’ equity until realized.
See Note 6 to the Consolidated Financial Statements for more information on marketable securities.
Accounts receivable The Company securitizes and sells certain receivables through third party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables. The maximum size of the facility has been set at $50 million since the fourth quarter of 2003.
During the years ended December 31, 2006 and 2005, total cash proceeds from sales of accounts receivable were $600 million. The Company paid servicing fees related to these receivables of $2.7 million, $1.8 million and $0.9 million in 2006, 2005 and 2004, respectively. These amounts are recorded in interest expense and finance charges in the Consolidated Statements of Operations. At December 31, 2006 and 2005, the Company had sold $50 million of receivables under a Receivables Transfer Agreement for face value without recourse.
Inventories Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (“LIFO”) method, while the foreign operations use the first-in, first-out (“FIFO”) or average-cost methods. Inventory held by U.S. operations was $122.1 million and $108.0 million at December 31, 2006 and 2005, respectively. Such inventories, if valued at current cost instead of LIFO, would have been greater by $12.4 million in 2006 and $9.1 million in 2005.
See Note 7 to the Consolidated Financial Statements for more information on inventories.
Pre-production costs related to long-term supply arrangements Engineering, research and development, and other design and development costs for products sold on long-term supply arrangements are expensed as incurred unless the Company has a contractual guarantee for reimbursement from the customer. Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company either has title to the assets or has the non-cancelable right to use the assets during the term of the supply arrangement are capitalized in property, plant and equipment. Capitalized items specifically designed for a supply arrangement are amortized over the shorter of the term of the arrangement or over the estimated useful lives of the assets, typically 3 to 5 years. Carrying values of assets capitalized according to the foregoing policy are periodically reviewed for impairment. Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company has a contractual guarantee for lump sum reimbursement from the customer are capitalized in prepayments and other current assets.
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
See Note 7 to the Consolidated Financial Statements for more information on property, plant and equipment and depreciation.
Impairment of long-lived assets The Company periodically reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include: (i) an assessment as to whether an adverse event or circumstance has triggered the need for an impairment review; and (ii) undiscounted future cash flows generated by the asset. The Company recognized $56.4 million in impairment of long-lived assets in 2006 as part of the restructuring expenses.
See Note 3 to the Consolidated Financial Statements for more information regarding the 2006 impairment of long-lived assets.
Goodwill and other intangible assets Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized; however, it must be tested for impairment at least annually. In the fourth quarter of each year, or when events and circumstances warrant such a review, the Company reviews the goodwill of all of its reporting units for impairment. The fair value of the Company’s businesses used in the determination of goodwill impairment is computed using the expected present value of associated future cash flows. This review requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. The Company also utilizes market valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses. The Company believes that the assumptions and estimates used to determine the estimated fair values of each of its reporting units are reasonable. However, different assumptions could materially affect the estimated fair value. The Company recognized a $0.2 million goodwill impairment in 2006 related to the Drivetrain segment as a result of the analysis it performed in December 2006.
See Note 3 and Note 8 to the Consolidated Financial Statements for more information on goodwill and other intangibles.
Product warranty The Company provides warranties on some of its products. The warranty terms are typically from one to three years. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claim settlements as well as product manufacturing and industry developments and recoveries from third parties. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual. The accrual is represented in both current and non-current liabilities on the balance sheet.
See Note 9 to the Consolidated Financial Statements for more information on product warranties.
Other loss accruals and valuation allowances The Company has numerous other loss exposures, such as customer claims, workers’ compensation claims, litigation, and recoverability of assets. Establishing loss accruals or valuation allowances for these matters requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. The Company estimates losses under the programs using consistent and appropriate methods; however, changes to its assumptions could materially affect its recorded accrued liabilities for loss or asset valuation allowances.
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
See Note 11 to the Consolidated Financial Statements for more information on derivative financial instruments.
Foreign currency The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures. The local currency is the functional currency for substantially all the Company’s foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders’ equity.
See Note 14 to the Consolidated Financial Statements for more information on other comprehensive income.
New Accounting Pronouncements On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (“FAS 151”). FAS 151 provides clarification of accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Generally, FAS 151 requires that those items be recognized as current period charges. The adoption of FAS 151 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”), which required the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Accordingly, no compensation cost was recognized for fixed stock options prior to January 1, 2006 because the exercise price of the stock options exceeded or equaled the market value of the Company’s common stock at the date of grant, which is the measurement date. See Note 13 to the Consolidated Financial Statements for more information regarding the implementation of FAS 123R.
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for the Company as of January 1, 2007. The Company is currently assessing the potential impact on retained earnings upon adoption. The Company expects the implementation of FIN 48 to reduce retained earnings by zero to $25 million.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 is effective for the Company beginning with its quarter ending March 31, 2008. The adoption of FAS 157 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans are aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans are aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. A current liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis. FAS 158 also requires the measurement date of a plan’s assets and its obligations to be the employer’s fiscal year-end date, for which the Company already complies. Additionally, FAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. FAS 158 is effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company’s Consolidated Balance Sheet as of December 31, 2006 was to increase non-current deferred tax assets by $88.8 million and retirement-related liabilities by $187.3 million and to decrease accumulated other comprehensive income (loss) by $98.5 million. See Note 12 to the Consolidated Financial Statements for more information regarding the implementation of FAS 158.

Reclassification Certain prior period amounts have been reclassified to conform to the current year’s presentation and are not material to the Company’s consolidated financial statements.
NOTE 2
RESEARCH AND DEVELOPMENT COSTS
The following table presents the Company’s gross and net expenditures on research and development (“R&D”) activities:

millions of dollars
Year Ended December 31,	2006	2005	2004
Gross R&D expenditures	$219.5	$194.3	$154.9
Customer reimbursements	(31.8)	(33.3)	(31.8)

Net R&D expenditures	$187.7	$161.0	$123.1

The Company’s net R&D expenditures are included in the selling, general, and administrative expenses of the Consolidated Statements of Operations. Customer reimbursements are netted against gross R&D expenditures upon billing of services performed. The Company has contracts with several customers at the Company’s various R&D locations. No such contract exceeded $6 million in any of the years presented.
NOTE 3
RESTRUCTURING
The Company defines restructuring expense to include costs directly associated with exit or disposal activities accounted for in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, employee exit costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS 112, Employers Accounting for Postemployment Benefits, and long-lived asset impairments accounted for in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
Estimates of restructuring expense are based on information available at the time such charges are recorded. The Company utilized outside independent appraisals and discounted cash flow analyses to estimate fair values for recognizing the extent of the impairments of long-lived assets. Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially recorded. Accordingly, the Company may record revisions of previous estimates by adjusting previously established reserves.
On September 22, 2006, the Company announced the reduction of its North American workforce by approximately 850 people, or 13%, spread across its 19 operations in the U.S., Canada and Mexico. This third quarter reduction of the North American workforce addressed an immediate need to adjust employment levels to meet customer restructurings and significantly lower production schedules going forward. In addition to the $6.7 million of employee related costs, the Company recorded $4.8 million of asset impairment charges related to the North American restructuring. The restructuring expenses broken out by segment were as follows: Engine $7.3 million, Drivetrain $3.6 million and Corporate $0.6 million.
During the fourth quarter, the Company evaluated the competitiveness of its North American facilities, as well as its long-term capacity needs. As a result, the Company will be closing its Drivetrain plant in Muncie, Indiana and has adjusted the carrying values of other assets, primarily related to its four-wheel drive transfer case product line. Production activity at the Muncie facility is scheduled to cease no later than the expiration of the current labor contract in 2009. As a result of the fourth quarter restructuring, the Company recorded employee related costs of $14.8 million, asset impairments of $51.6 million and pension curtailment expense of $6.8 million. The fourth quarter restructuring expenses broken out by segment were as follows: Engine $5.9 million and Drivetrain $67.3 million.
The following table summarizes all restructuring expense for the twelve months ended December 31, 2006:

	Employee	Asset
millions of dollars	Related Costs	Impairments	Other	Total
Third quarter provision	$6.7	$4.8	$—	$11.5
Fourth quarter provision	14.8	51.6	6.8	73.2

Total provision	$21.5	$56.4	$6.8	$84.7

For the twelve months ended December 31, 2006, the following table summarizes restructuring expense by segment:

	Employee	Asset
millions of dollars	Related Costs	Impairments	Other	Total
Drivetrain Group	$17.1	$47.0	$6.8	$70.9
Engine Group	3.8	9.4	—	13.2
Corporate	0.6	—	—	0.6

Total provision	$21.5	$56.4	$6.8	$84.7

The following table displays a rollforward of the restructuring accruals recorded within the Company’s Consolidated Balance Sheet and the related cash flow activity for 2006:

	Employee	Asset
millions of dollars	Related Costs	Impairments	Other	Total
Total provision	$21.5	$56.4	$6.8	$84.7
Cash payments	(5.3)	—	—	(5.3)

Non-cash impact on 2006	$16.2	$56.4	$6.8	$79.4

The remaining $16.2 million in employee related costs is expected to be paid out through 2009.

NOTE 4
OTHER (INCOME) EXPENSE
Items included in other (income) expense consist of:

millions of dollars Year Ended December 31,	2006	2005	2004
Interest income	($3.2)	($4.2)	($0.7)
Net gain on sale of businesses	(4.8)	(4.7)	—
Net (gain) loss on asset disposals	1.0	(1.4)	3.5
Crystal Springs related settlement (Note 15)	—	45.5	—
Other	(0.5)	(0.4)	0.2

Total other (income) expense	($7.5)	$34.8	$3.0

NOTE 5
INCOME TAXES
Earnings before income taxes and the provision for income taxes are presented in the following table.

millions of dollars	2006			2005			2004
Year Ended December 31,	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total

Earnings before taxes	($27.2)	$297.5	$270.3	$46.8	$267.4	$314.2	$117.8	$190.8	$308.6

Provision for income taxes:
Current:
Federal/foreign	(11.1)	87.7	76.6	(10.0)	94.6	84.6	1.4	63.8	65.2
State	2.2	—	2.2	2.9	—	2.9	2.2	—	2.2

Total current	(8.9)	87.7	78.8	(7.1)	94.6	87.5	3.6	63.8	67.4
Deferred	(27.4)	(19.0)	(46.4)	(17.9)	(14.5)	(32.4)	11.1	2.7	13.8

Total provision for income taxes	($36.3)	$68.7	$32.4	($25.0)	$80.1	$55.1	$14.7	$66.5	$81.2

Effective tax rate	(133.5)%	23.1%	12.0%	(53.4)%	30.0%	17.5%	12.4%	34.9%	26.3%

The provision for income taxes resulted in an effective tax rate for 2006 of 12.0% compared with rates of 17.5% in 2005 and 26.3% in 2004. The effective tax rate of 12.0% for 2006 differs from the U.S. statutory rate primarily due to: a) foreign rates which differ from those in the U.S.; b) realization of certain business tax credits including R&D and foreign tax credits; c) other permanent items, including equity in affiliates’ earnings and Medicare prescription drug benefit; d) the tax effects of other miscellaneous dispositions; e) the release of tax accrual accounts upon conclusion of certain tax audits; and f) adjustments to various tax accounts, including changes in tax laws, primarily in Europe. If the effects of the tax accrual release, the other miscellaneous dispositions, the adjustments to tax accounts and the changes in tax laws are not taken into account, the Company’s effective tax rate associated with its on-going business operations was approximately 26.0%. This rate was lower than the 2005 tax rate for on-going operations of 27.8% primarily due to year-over-year reduction in U.S. pre-tax income for on-going operations, which is taxed at a higher rate than the Company’s global average tax rate.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for the Company as of January 1, 2007. The Company is currently assessing the potential impact on retained earnings upon adoption. The Company expects the implementation of FIN 48 to reduce retained earnings by zero to $25 million.
The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars	2006	2005	2004
Income taxes at U.S. statutory rate of 35%	$94.6	$110.0	$108.0
Increases (decreases) resulting from:
Income from non-U.S. sources including withholding taxes	(8.8)	(11.0)	3.6
State taxes, net of federal benefit	(1.5)	1.7	2.1
Business tax credits, net	(1.0)	(4.2)	(6.2)
Affiliates’ earnings	(11.3)	(9.6)	(10.2)
Accrual adjustment and settlement of prior year tax matters	(22.9)	(26.7)	(6.0)
Changes in tax laws	(10.4)	—	—
Medicare prescription drug benefit	(3.8)	(2.6)	—
Capital loss limitation, net	5.7	(3.5)	—
Restructuring	(5.0)	—	—
Non-temporary differences and other	(3.2)	1.0	(10.1)

Provision for income taxes as reported	$32.4	$55.1	$81.2

Following are the gross components of deferred tax assets and liabilities as of December 31, 2006 and 2005:

millions of dollars	2006	2005
Current deferred tax assets:
Foreign tax credits	$2.0	$3.5
Research and development credits	—	1.6
Employee related	16.5	8.9
Inventory	2.8	—
Warranties	3.3	4.0
Litigation & environmental	3.8	9.8
Net operating loss carryforwards	2.9	0.2
Other	2.9	1.0

Total current deferred tax assets	$34.2	$29.0

Current deferred tax liabilities:
Inventory	$—	($5.4)
Other	(0.9)	(1.7)

Total current deferred tax liabilities	($0.9)	($7.1)

Non-current deferred tax assets:
Pension and other post employment benefits	$108.9	$96.1
Other comprehensive income	121.4	44.6
Employee related	9.3	7.6
Litigation and environmental	3.4	5.4
Warranties	8.3	3.6
Foreign tax credits	23.6	23.2
Research and development credits	14.6	12.2
Capital loss carryforwards	10.9	6.5
Net operating loss carryforwards	10.0	5.1
Other	1.0	5.2

Total non-current deferred tax assets	$311.4	$209.5

millions of dollars	2006	2005
Non-current deferred tax liabilities:
Fixed assets	($171.6)	($173.2)
Goodwill & intangibles	(39.5)	(47.6)
Other comprehensive income	(3.5)	(8.9)
Lease obligation — production equipment	(6.0)	(6.9)
Other	(4.9)	(2.2)

Total non-current deferred tax liabilities	($225.5)	($238.8)

Total	$119.2	($7.4)
Valuation allowances	(17.0)	(10.8)

Net deferred tax asset (liability)	$102.2	($18.2)

The deferred tax assets and liabilities recognized in the Company’s Consolidated Balance Sheets are as follows:

millions of dollars	2006	2005
Deferred income taxes — current assets	$33.7	$28.0
Deferred income taxes — current liabilities	(0.4)	(6.1)
Other non-current assets	176.9	65.6
Other non-current liabilities	(108.0)	(105.7)

Net deferred tax asset (liability) (current and non-current)	$102.2	($18.2)

The deferred income taxes – current assets are primarily comprised of amounts from the U.S., Brazil, France, Hungary, Japan and the U.K. The deferred income taxes – current liabilities are primarily comprised of amounts from Mexico. The other non-current assets are primarily comprised of amounts from the U.S. and Korea. The other non-current liabilities are primarily comprised of amounts from Germany, Hungary, Italy, Japan, Monaco and the U.K.
The Company has a U.S. capital loss carryforward of $28.8 million, which will expire in 2010 and 2011. A valuation allowance of $10.4 million has been recorded for the tax effect of some of this loss carryforward.
The foreign tax credits of $25.6 million will expire beginning in 2012 through 2016. The R&D tax credits of $14.6 million will expire beginning in 2022 through 2026. The Company also has deferred tax assets for minimum tax credits of $1.0 million, which can be carried forward indefinitely.
At December 31, 2006, certain non-U.S. subsidiaries have net operating loss carryforwards totaling $45.0 million that are available to offset future taxable income. Carryforwards of $9.8 million expire at various dates from 2009 through 2016 and the balance has no expiration date. A valuation allowance of $6.6 million has been recorded for the tax effect on $19.8 million of the loss carryforwards. Any benefit resulting from the utilization of $5.6 million of the operating loss carryforwards will be applied to reduce goodwill related to the BERU Acquisition.

No deferred income taxes have been provided on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries or foreign corporate joint ventures totaling $702.1 million in 2006, as these amounts are essentially permanent in nature. The excess amount will become taxable on a repatriation of assets or sale or liquidation of the investment. It is not practicable to determine the unrecognized deferred tax liability on the excess amount because the actual tax liability on the excess amount, if any, is dependent on circumstances existing when remittance occurs.
NOTE 6
MARKETABLE SECURITIES
As of December 31, 2006 and 2005, the Company had $59.1 million and $40.6 million, respectively, of highly liquid investments in marketable securities, primarily bank notes. The securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. As of December 31, 2006 and 2005, $45.5 million and $27.7 million of the contractual maturities are within one to five years and $13.6 million and $12.9 million are due beyond five years, respectively. The Company does not intend to hold these investments until maturity; rather, they are available to support current operations if needed. Gross proceeds from sales of marketable securities were $29.4 million and $58.2 million in 2006 and 2005, respectively. Net realized gains of $0.6 million and $0.3 million, based on specific identification of securities sold, have been reported in other income for the years ended December 31, 2006 and 2005, respectively.

NOTE 7
BALANCE SHEET INFORMATION
Detailed balance sheet data are as follows:

millions of dollars
December 31,	2006	2005
Receivables:
Customers	$666.0	$567.1
Other	85.8	67.3

Gross receivables	751.8	634.4
Bad debt allowance(a)	(7.8)	(8.3)

Net receivables	$744.0	$626.1

Inventories:
Raw material and supplies	$207.4	$163.9
Work in progress	100.0	84.9
Finished goods	91.9	92.3

FIFO inventories	399.3	341.1
LIFO reserve	(12.4)	(9.1)

Net inventories	$386.9	$332.0

Other current assets:
Product liability insurance receivable	23.3	20.8
Prepaid tax	14.5	7.7
Prepaid insurance	1.4	1.1
Other	51.3	22.7

Total other current assets	$90.5	$52.3

Property, plant and equipment:
Land	$43.6	$43.6
Buildings	508.7	443.7
Machinery and equipment	1,687.8	1,529.4
Capital leases	1.1	1.1
Construction in progress	112.8	141.6

Total property, plant and equipment	2,354.0	2,159.4
Accumulated depreciation	(988.4)	(864.5)

	1,365.6	1,294.9
Tooling, net of amortization	95.1	106.2

Property, plant & equipment — net	$1,460.7	$1,401.1

millions of dollars
December 31,	2006	2005
Investments and advances:
Investment in equity affiliates	$178.9	$189.1
Other investments and advances	19.1	8.6

Total investments and advances	$198.0	$197.7

Other non-current assets:
Deferred pension assets	$60.4	$70.6
Product liability insurance receivable	16.6	20.2
Deferred income taxes, net	176.9	65.6
Other intangible assets	120.4	99.7
Other	27.0	36.0

Total other non-current assets	$401.3	$292.1

Accounts payable and accrued expenses:
Trade payables	$534.7	$450.0
Payroll and related	113.2	107.9
Environmental	11.2	26.1
Product liability accrual	23.3	20.8
Product warranties	34.6	25.4
Insurance	10.7	16.4
Customer related accruals	12.9	22.1
Interest	11.7	15.1
Dividends payable to minority shareholders	10.9	8.8
Current deferred income taxes, net	0.4	6.1
Other	79.8	87.7

Total accounts payable and accrued expenses	$843.4	$786.4

Other non-current liabilities:
Environmental accruals	$8.8	$13.0
Product warranties	25.4	18.6
Deferred income taxes, net	108.0	105.7
Product liability accrual	16.6	20.2
Self-insurance	8.7	8.4
Lease residual value	6.0	—
Employee costs	8.5	—
Other	99.4	58.4

Total other non-current liabilities	$281.4	$224.3

(a) Bad debt allowance:
Beginning balance	($8.3)	($10.9)
Acquisitions	(0.1)	(3.0)
Provision	(0.8)	(2.4)
Write-offs	2.0	6.8
Currency translation	(0.6)	1.2

Ending balance	($7.8)	($8.3)

Interest costs capitalized during 2006 and 2005 were $8.5 million and $6.9 million, respectively. As of December 31, 2006 and December 31, 2005, accounts payable of $36.0 million and $41.6 million, respectively, were related to property, plant and equipment purchases. As of December 31, 2006 and December 31, 2005, specific assets of $21.3 million and $32.6 million, respectively, were pledged as collateral under certain of the Company’s long-term debt agreements.
NSK-Warner
The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company’s share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company’s equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible. NSK-Warner is the joint venture partner with a 40% interest in the Drivetrain Group’s South Korean subsidiary, BorgWarner Transmission Systems Korea Inc. Dividends received from NSK-Warner were $41.1 million, $12.7 million and $23.9 million in 2006, 2005 and 2004, respectively.
Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended November 30, 2006, 2005 and 2004 (unaudited):

millions of dollars	2006	2005	2004
Balance sheets:
Current assets	$256.8	$236.7	$242.3
Non-current assets	136.8	168.7	180.7
Current liabilities	128.6	120.8	126.2
Non-current liabilities	19.7	18.4	18.5
Statements of operations:
Net sales	$535.4	$471.8	$443.5
Gross profit	111.6	94.5	97.3
Net income	54.7	55.6	52.6
The equity of NSK-Warner as of November 30, 2006, was $245.2 million, there was no debt and their cash and securities were $91.1 million.
Purchases from NSK-Warner for the years ended December 31, 2006, 2005 and 2004 were $23.0 million, $25.4 million and $19.9 million, respectively.
Investment in Business Held for Sale
On March 11, 2005, the Company completed the sale of its holdings in AGK for $57.0 million to Turbo Group GmbH. BorgWarner Europe Inc. acquired the stake in AGK, a turbomachinery company, from Penske Corporation in 1997. Since that time, AGK was treated as an unconsolidated subsidiary of the Company and recorded in “Investment in business held for sale” in the Consolidated Balance Sheets. The investment was carried on a cost basis, with dividends received from AGK applied against the carrying value of the asset. The proceeds, net of closing costs, were approximately $54.2 million, resulting in a pre-tax gain of approximately $10.1 million on the sale. In 2006, the Company recognized an additional $4.8 million as a gain from this previous divestiture.

NOTE 8
GOODWILL AND OTHER INTANGIBLES
The changes in the carrying amount of goodwill for the twelve months ended December 31, 2004, 2005 and 2006 are as follows:

millions of dollars	Drivetrain	Engine	Total
Balance at January 1, 2004	$134.3	$717.7	$852.0
Translation adjustment	0.3	8.5	8.8

Balance at December 31, 2004	$134.6	$726.2	$860.8
BERU acquisition	—	204.7	204.7
Translation adjustment	(0.5)	(35.2)	(35.7)

Balance at December 31, 2005	$134.1	$895.7	$1,029.8
ETEC acquisition	21.9	—	21.9
Goodwill Impairment	(0.2)	—	(0.2)
Translation adjustment	1.4	33.6	35.0

Balance at December 31, 2006	$157.2	$929.3	$1,086.5

The Company’s other intangible assets, primarily from acquisitions, are valued based on independent appraisals and consist of the following:

	December 31, 2006			December 31, 2005
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
millions of dollars	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortized intangible assets Patented technology	$10.5	$1.8	$8.7	$9.4	$0.8	$8.6
Unpatented technology	5.7	0.7	5.0	1.1	0.3	0.8
Customer relationships	80.0	12.6	67.4	54.5	5.7	48.8
Distribution network	34.8	13.9	20.9	31.2	6.6	24.6
Miscellaneous	14.7	11.9	2.8	14.7	11.8	2.9

Total amortized intangible assets	145.7	40.9	104.8	110.9	25.2	85.7
Unamortized trade names	15.6	—	15.6	14.0	—	14.0

Total intangible assets	$161.3	$40.9	$120.4	$124.9	$25.2	$99.7

Amortization of other intangible assets was $17.5 million for the year ended December 31, 2006. Amortization of other intangible assets was $31.7 million for the year ended December 31, 2005, including non-recurring charges directly attributable to the BERU Acquisition. The estimated useful lives of the Company’s amortized intangible assets range from 4 to 12 years. The Company utilizes the straight line method of amortization, recognized over the estimated useful lives of the assets. The estimated future annual amortization expense, primarily for acquired intangible assets, is as follows: $16.5 million in 2007, $16.5 million in 2008, $16.2 million in 2009, $9.3 million in 2010 and $9.3 million in 2011.

A roll-forward of the gross carrying amounts for the years ended December 31, 2006 and 2005 is presented below:

millions of dollars	2006	2005
Beginning balance	$124.9	$14.7
Acquisitions	22.8	126.2
Translation adjustment	13.6	(16.0)

Ending balance	$161.3	$124.9

A roll-forward of accumulated amortization for the years ended December 31, 2006 and 2005 is presented below:

millions of dollars	2006	2005
Beginning balance	$25.2	$9.8
Provisions	17.5	31.7
Non-recurring charges	(3.5)	(15.5)
Translation adjustment	1.7	(0.8)

Ending balance	$40.9	$25.2

NOTE 9
PRODUCT WARRANTY
The changes in the carrying amount of the Company’s total product warranty liability for the years ended December 31, 2006 and 2005 were as follows:

millions of dollars	2006	2005
Beginning balance	$44.0	$26.4
Acquisition	0.1	12.0
Provisions	36.8	30.0
Payments	(26.4)	(20.3)
Translation adjustment	5.5	(4.1)

Ending balance	$60.0	$44.0

Classified in the Consolidated Balance Sheets as:
Accounts payable and accrued expenses	$34.6	$25.4
Other non-current liabilities	25.4	18.6

Total product warranty liability	$60.0	$44.0

NOTE 10
NOTES PAYABLE AND LONG-TERM DEBT
Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings outstanding as of December 31, 2006 and 2005 was 4.9% and 4.7%, respectively.

millions of dollars	2006		2005
December 31,	Current	Long-Term	Current	Long-Term

Bank borrowings and other	$131.8	$5.9	$136.2	$21.0
Term loans due through 2013 (at an average rate of 3.0% in 2006 and 3.2% in 2005)	19.9	23.1	24.3	30.4
5.75% Senior Notes due 11/01/16, net of unamortized discount (a)	—	149.0	—	—
7.00% Senior Notes due 11/01/06, net of unamortized discount (a)	—	—	139.0	—
6.50% Senior Notes due 02/15/09, net of unamortized discount (a)	—	136.4	—	136.2
8.00% Senior Notes due 10/01/19, net of unamortized discount (a)	—	133.9	—	133.9
7.125% Senior Notes due 02/15/29, net of unamortized discount	—	119.2	—	119.1

Carrying amount of notes payable and long-term debt	151.7	567.5	299.5	440.6
Impact of derivatives on debt	—	1.9	0.4	—

Total notes payable and long-term debt	$151.7	$569.4	$299.9	$440.6

(a)	The Company entered into several interest rate swaps, which have the effect of converting $325.0 million and $314.0 million of these fixed rate notes to variable rates as of December 31, 2006 and 2005, respectively. The weighted average effective interest rates for these borrowings, including the effects of outstanding swaps as noted in Note 11, were 4.5% and 4.8% as of December 31, 2006 and 2005, respectively.
Annual principal payments required as of December 31, 2006 are as follows (in millions of dollars):

2007	$151.7
2008	9.8
2009	147.3
2010	3.2
2011	2.2
After 2011	409.8

Total Payments	$724.0
Less: Unamortized Discounts	(2.9)

Total	$721.1

The Company has a multi-currency revolving credit facility, which provides for borrowings up to $600 million through July 2009. At December 31, 2006, there were no borrowings outstanding under the facility. At December 31, 2005, $15.0 million of borrowings under the facility were outstanding. The credit agreement is subject to the usual terms and conditions applied by banks to an investment grade company. The Company was in compliance with all covenants at December 31, 2006 and expects to be compliant in future periods. The Company’s 7.00% Senior Notes of $139.0 million matured on November 1, 2006. These notes were refinanced with the issuance of $150.0 million 5.75% Senior Notes due November 1, 2016. At December 31, 2006 and 2005, the Company had outstanding letters of credit of $27.0 million and $25.7 million, respectively. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.
As of December 31, 2006 and 2005, the estimated fair values of the Company’s senior unsecured notes totaled $572.7 million and $574.7 million, respectively. The estimated fair values were $34.2 million higher in 2006 and $46.6 million higher in 2005 than their respective carrying values. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair value estimates do not necessarily reflect the values the Company could realize in the current markets.
NOTE 11
FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, trade payables, and notes payable. Due to the short-term nature of these instruments, the book value approximates fair value. The Company’s financial instruments also include long-term debt, interest rate and currency swaps, commodity swap contracts, and foreign currency forward contracts. All derivative contracts are placed with counterparties that have a credit rating of “A-“ or better.
The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company selectively uses interest rate swaps to reduce market value risk associated with changes in interest rates (fair value hedges). The Company also selectively uses cross-currency swaps to hedge the foreign currency exposure associated with our net investment in certain foreign operations (net investment hedges).
A summary of these instruments outstanding at December 31, 2006 follows (currency in millions):

		Notional
	Hedge Type	Amount	Maturity (a)

Interest rate swaps
Fixed to floating	Fair value	$100	February 15, 2009
Fixed to floating	Fair value	$150	November 1, 2016
Fixed to floating	Fair value	$75	October 1, 2019

Cross currency swap
Floating $ to floating €	Net Investment	$100	February 15, 2009
Floating $ to floating ¥	Net Investment	$150	November 1, 2016
Floating $ to floating €	Net Investment	$75	October 1, 2019

(a)	The maturity of the swaps corresponds with the maturity of the hedged item as noted in the debt summary, unless otherwise indicated.
Effectiveness for interest rate and cross currency swaps is assessed at the inception of the hedging relationship. If specified criteria for the assumption of effectiveness are not met at hedge inception, effectiveness is assessed quarterly. Ineffectiveness is measured quarterly and results are recognized in earnings.

The interest rate swaps that are fair value hedges were determined to be exempt from ongoing tests of their effectiveness as hedges at the time of the hedge inception. This determination was made based upon the fact that the swaps matched the underlying debt terms for the following factors: notional amount, fixed interest rate, interest settlement dates, and maturity date. Additionally, the fair value of the swap was zero at the time of inception, the variable rate is based on a benchmark, with no floor or ceiling, and the interest bearing liability is not pre-payable at a price other than its fair value.
As of December 31, 2006, the fair value of the fixed to floating interest rate swaps was recorded as a non-current asset of $1.9 million. As of December 31, 2005, the fair value of the fixed to floating interest rate swaps was recorded as a current asset of $1.0 million and a current liability of $(0.6) million, and a non-current asset of $2.9 million and a non-current liability of $(2.9) million. No hedge ineffectiveness was recognized in relation to fixed to floating swaps.
As of December 31, 2006, the fair value of the cross currency swaps was recorded as a non-current asset of $1.7 million and a non-current liability of $(5.5) million. As of December 31, 2005, the fair value of the cross currency swaps was recorded as a current asset of $3.9 million and a current liability of $(5.1) million, and a non-current asset of $14.9 million and a non-current liability of $(33.1) million. Hedge ineffectiveness of $0.8 million was recognized as of December 31, 2006 in relation to cross currency swaps. Fair value is based on quoted market prices for contracts with similar maturities.
The Company also entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted raw material and supplies purchases. The primary purpose of the commodity price hedging activities is to manage the volatility associated with these forecasted purchases. The Company primarily utilizes forward and option contracts, which are designated as cash flow hedges. As of December 31, 2006, the Company had forward and option commodity contracts with a total notional value of $19.1 million. As of December 31, 2006, the Company was holding commodity derivatives with a negative fair market value of $(2.0) million ($(1.9) million losses maturing in less than one year). To the extent that derivative instruments are deemed to be effective as defined by FAS 133, gains and losses arising from these contracts are deferred in other comprehensive income. Such gains and losses will be reclassified into income as the underlying operating transactions are realized. Gains and losses that do not qualify for deferral treatment have been credited/charged to income as they are recognized. As of December 31, 2005, the Company had commodity forward contracts with a total notional value of $5.8 million. The fair market value of the forward contracts was $2.1 million ($2.0 million maturing in less than one year) as of December 31, 2005. Losses not qualifying for deferral associated with these contracts as of December 31, 2006 amounted to $(0.1) million. As of December 31, 2005, gains and losses not qualifying for deferral were insignificant.
The Company uses foreign exchange forward and option contracts to protect against exchange rate movements for forecasted cash flows for purchases, operating expenses or sales transactions designated in currencies other than the functional currency of the operating unit. Most contracts mature in less than one year, however certain long-term commitments are covered by forward currency arrangements to protect against currency risk through 2009. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for the operating units local currency. At December 31, 2006, contracts were outstanding to buy or sell U.S. Dollars, Euros, British Pounds Sterling, South Korean Won, Japanese Yen and Hungarian Forints. To the extent that derivative instruments are deemed to be effective as defined by FAS 133, gains and losses arising from these contracts are deferred in other comprehensive income.

Such gains and losses will be reclassified into income as the underlying operating transactions are realized. Any gains or losses not qualifying for deferral are credited/charged to income as they are recognized. As of December 31, 2006, the Company was holding foreign exchange derivatives with a positive market value of $5.1 million ($4.5 million maturing in less than one year) and derivatives with a negative market value of $(0.1) million (all maturing in less than one year). As of December 31, 2005, the Company was holding foreign exchange derivatives with a positive market value of $3.0 million ($1.6 million maturing in less than one year). Derivative contracts with negative value amounted to $(1.6) million ($(1.4) million maturing in less than one year). Gains not qualifying for deferral associated with these contracts as of December 31, 2006 amounted to $0.7 million. As of December 31, 2005, losses not qualifying for deferral amounted to $(0.5) million.
NOTE 12
RETIREMENT BENEFIT PLANS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 123(R) (“FAS 158”). FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans is aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans is aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. A current liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis. FAS 158 also requires the measurement date of a plan’s assets and its obligations to be the employer’s fiscal year-end date, as to which the Company already complies. Additionally, FAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. FAS 158 was effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company’s Consolidated Balance Sheet as of December 31, 2006 was to increase non-current deferred tax assets by $88.8 million and retirement-related liabilities by $187.3 million and to decrease accumulated other comprehensive income (loss) by $98.5 million.
The Company sponsors various defined contribution savings plans primarily in the U.S. that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will make contributions to the plans and/or match a percentage of the employee contributions up to certain limits. Total expense related to the defined contribution plans was $23.7 million in 2006, $23.1 million in 2005, and $22.4 million in 2004.
The Company has a number of defined benefit pension plans and other post employment benefit plans covering eligible salaried and hourly employees and their dependents. The defined pension benefits provided are primarily based on (i) years of service and (ii) average compensation or a monthly retirement benefit amount. The Company provides defined benefit plans in the U.S., U.K., Germany, Japan, South Korea, Italy, France, and Mexico. The other post employment benefit plans, which provide medical and life insurance benefits, are unfunded plans. The pension and other post employment benefit plans in the U.S. have been closed to new employees since 1995. The measurement date for all plans is December 31.

Effective April 1, 2006, a subsidiary of the Company, BorgWarner Diversified Transmission Products Inc. (“DTP”), changed its retiree medical benefits program to provide certain participating retirees with continued access to group health coverage while reducing its subsidy of the program. DTP has filed a declaratory judgment action to affirm its right to adjust the benefit. Litigation over the right to adjust retiree benefits is commonplace. DTP believes it is within its right to adjust the benefit under the plans, and that it will be successful in the declaratory judgment action, although there can be no guarantee of success in any litigation.
This plan change (negative amendment) is being amortized over the average remaining service life to retirement eligibility of active plan participants.
During the fourth quarter, the Company evaluated the competitiveness of its North American facilities, as well as its long-term capacity needs. As a result, the Company will be closing its Drivetrain plant in Muncie, Indiana and has adjusted the carrying values of other assets, primarily related to its four-wheel drive transfer case product line. One of the impacts of this fourth quarter restructuring was the Company’s recognition of a $6.8 million pension curtailment expense. See Note 3 for further details on the Company’s 2006 restructuring activities.
As a result of the adjustments, as well as implementing cost reduction initiatives at other subsidiaries, expenses for other post employment benefits for the full year 2006 were slightly lower than the expense recognized in the full year 2005.
The following table summarizes the expenses for the Company’s defined contribution and defined benefit pension plans and the other post employment defined benefit plans.

millions of dollars	2006	2005	2004
Defined contribution pension expense	$23.7	$23.1	$22.4
Defined benefit pension expense	24.1	17.6	16.7
Other post employment benefit expenses	47.2	48.8	43.2

Total	$95.0	$89.5	$82.3

The following provides a reconciliation of the plans’ benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

	Pension benefits				Other post
	2006		2005		employment benefits
millions of dollars	US	Non-US	US	Non-US	2006	2005
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$316.1	$299.9	$305.3	$260.2	$679.9	$537.2
Service cost	2.5	12.8	2.5	12.1	10.8	7.9
Interest cost	16.7	14.1	16.9	13.7	31.0	30.6
Plan participants’ contributions	—	0.3	—	0.3	—	—
Plan amendments	—	—	(2.8)	—	(66.5)	(22.6)
Curtailment loss	4.4	—	—	—	—	—
Actuarial (gain) loss	(9.5)	(7.9)	17.6	23.9	(105.4)	165.9
Currency translation	—	36.8	—	(34.8)	—	—
Acquisition/business combination	—	—	—	35.5	—	—
Other	—	2.6	—	—	—	—
Benefits paid	(25.1)	(13.7)	(23.4)	(11.0)	(36.2)	(39.1)

Projected benefit obligation at end of year	$305.1	$344.9	$316.1	$299.9	$513.6	$679.9

Change in plan assets:
Fair value of plan assets at beginning of year	$332.6	$138.9	$324.4	$124.7
Actual return on plan assets	42.1	11.0	21.6	22.6
Employer contribution	—	17.5	10.0	16.0
Plan participants’ contribution	—	0.3	—	0.3
Currency translation	—	19.3	—	(13.7)
Other	—	1.7	—	—
Benefits paid	(25.1)	(13.7)	(23.4)	(11.0)

Fair value of plan assets at end of year	$349.6	$175.0	$332.6	$138.9

Funded status:
Funded status at end of year	$44.5	($169.9)	$16.5	($161.0)	($513.6)	($679.9)
Unrecognized net actuarial loss			98.4	58.7		356.8
Unrecognized transition obligation			—	0.3		—
Unrecognized prior service cost (benefit)			3.6	—		(22.2)

Net amount recognized	$44.5	($169.9)	$118.5	($102.0)	($513.6)	($345.3)

Amounts recognized in the Consolidated Balance Sheets consist of:
Non-current assets	$60.3	$0.1	$67.3	$—	$—	$—
Current liabilities	—	(4.8)			(33.7)
Non-current liabilities	(15.8)	(165.2)	(32.0)	(144.8)	(479.9)	(345.3)
Intangible asset			3.3	—		—
Accumulated reduction in stockholders’ equity in 2005			79.9	42.8

Net amount recognized	$44.5	($169.9)	$118.5	($102.0)	($513.6)	($345.3)

Amounts recognized in accumulated other comprehensive loss in 2006 consist of:
Net actuarial loss	$68.8	$54.5			$230.2
Net prior service cost (credit)	0.2	—			(72.9)
Net transition obligation	—	0.3			—

Net amount recognized in 2006	$69.0	$54.8			$157.3

Amounts recognized in accumulated other comprehensive loss in 2006 consist of:
Other minimum pension liability adjustment	$56.2	$37.6			$—
Incremental effect of applying FAS 158	12.8	17.2			157.3

Net amount recognized in 2006	$69.0	$54.8			$157.3

Total accumulated benefit obligation for all plans	$305.1	$327.1	$315.9	$282.2

The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

millions of dollars	2006	2005
Accumulated benefit obligation	($555.0)	($519.8)
Plan assets	387.0	343.6

Deficiency	($168.0)	($176.2)

Pension deficiency by country:
United States	($15.8)	($32.0)
United Kingdom	(19.7)	(30.7)
Germany	(115.4)	(97.9)
Other	(17.1)	(15.6)

Total pension deficiency	($168.0)	($176.2)

The weighted average asset allocations of the Company’s funded pension plans at December 31, 2006 and 2005, and target allocations by asset category are as follows:

			Target
	2006	2005	Allocation
U.S. Plans:
Cash, real estate and other	12%	10%	0-15%
Fixed income securities	32	33	25-45
Equity securities	56	57	45-65

	100%	100%

Non-U.S. Plans:
Cash, real estate and other	2%	1%	0-10%
Fixed income securities	34	35	30-40
Equity Securities	64	64	60-70

	100%	100%

The Company’s investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Company believes these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payments. Within each asset category, separate portfolios are maintained for additional diversification. Investment managers are retained within each asset category to manage each portfolio against its benchmark. Each investment manager has appropriate investment guidelines. In addition, the entire portfolio is evaluated against a relevant peer group. The pension plans did not hold any Company securities as investments as of December 31, 2006 and 2005.

The Company expects to contribute a total of $15 million to $20 million into all of its defined benefit pension plans during 2007.
See the table below for a breakout between U.S. and non-U.S. pension plans:

millions of dollars	Pension benefits						Other Post
For the year ended December 31,	2006		2005		2004		Employment Benefits
	US	Non-US	US	Non-US	US	Non-US	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$2.5	$12.8	$2.6	$12.1	$2.4	$9.3	$10.8	$7.9	$6.0
Interest cost	16.7	14.1	16.9	13.7	17.3	11.5	31.0	30.6	28.8
Expected return on plan assets	(28.4)	(10.9)	(28.0)	(8.1)	(26.1)	(7.3)	—	—	—
SFAS 88 event (Note 3)	6.8	—	—	—	—	—	—	—	—
Amortization of unrecognized transition obligation	—	—	—	—	—	0.3	—	—	—
Amortization of unrecognized prior service cost (benefit)	0.9	0.1	1.1	0.3	1.5	0.2	(15.8)	(2.4)	(0.2)
Amortization of unrecognized loss	6.4	2.6	4.7	2.3	5.2	2.4	21.2	12.7	8.6
Other	—	0.5	—	—	—	—	—	—	—

Net periodic benefit cost/(benefit)	$4.9	$19.2	($2.7)	$20.3	$0.3	$16.4	$47.2	$48.8	$43.2

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $6.0 million. The estimated net loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $15.2 million and $(15.8) million, respectively.
The Company’s weighted-average assumptions used to determine the benefit obligations for its defined benefit pension and other post employment plans as of December 31, 2006 and 2005 were as follows:

percent	2006	2005
U.S. pension plans:
Discount rate	5.94	5.50
Rate of compensation increase	3.50	3.50

U.S. other post employment plans:
Discount rate	6.00	5.50
Rate of compensation increase	N/A	N/A

Non-U.S. pension plans:
Discount rate	4.68	4.43
Rate of compensation increase	2.95	2.95

The Company’s weighted-average assumptions used to determine the net periodic benefit cost (income) for our defined benefit pension and other post employment benefit plans for the three years ended December 31, 2006 were as follows:

percent	2006	2005	2004
U.S. pension plans
Discount rate	5.50	5.75	6.00
Rate of compensation increase	3.50	3.50	3.50
Expected return on plan assets	8.75	8.75	8.75

U.S. other post employment plans
Discount rate	5.50	5.75	6.00
Rate of compensation increase	N/A	N/A	N/A
Expected return on plan assets	N/A	N/A	N/A

Non-U.S. pension plans
Discount rate	4.43	5.04	5.49
Rate of compensation increase	2.95	3.36	3.40
Expected return on plan assets	7.10	6.63	6.62
The Company’s approach to establishing the discount rate is based upon the market yields of high-quality corporate bonds, with appropriate consideration of each plan’s defined benefit payment terms and duration of the liabilities. The discount rate assumption is typically rounded up or down to the nearest 25 basis points for each plan.
The Company determines its expected return on plan asset assumptions by evaluating estimates of future market returns and the plans’ asset allocation. The Company also considers the impact of active management of the plans’ invested assets. The Company’s expected return on assets assumption reflects the asset allocation of each plan. The Company’s assumed long-term rate of return on assets for its U.S. pension plans was 8.75% for 2006, 2005 and 2004. The Company does not anticipate a change in the long-term rate of return on U.S. pension plan assets for 2007. The Company’s assumed long-term rate of return on assets for its U.K. pension plan was 7.25% for 2006 and 6.75% for 2005 and 2004. The Company does not anticipate a change in the long-term rate of return on U.K. pension plan assets for 2007.

The estimated future benefit payments for the pension and other post employment benefits are as follows:

	Pension Benefits		Other Post Employment Benefits
			w/o Medicare	With Medicare
millions of dollars			Part D	Part D
Year	U.S.	Non-U.S.	Reimbursements	Reimbursements

2007	$24.9	$13.4	$37.2	$33.7
2008	24.8	13.5	39.3	35.6
2009	25.5	13.0	41.6	37.6
2010	25.5	13.5	43.6	39.4
2011	24.9	13.9	44.3	40.0
2012-2016	115.0	82.0	217.8	195.0
The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 9% in 2007 decreasing to 5% by the year 2011. A one-percentage point change in the assumed health care cost trend would have the following effects:

	One Percentage Point
millions of dollars	Increase	Decrease
Effect on other post employment benefit obligation	$49.1	($41.1)

Effect on total service and interest cost components	$6.1	($4.9)
NOTE 13
STOCK INCENTIVE PLANS
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”), which required the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Accordingly, no compensation cost was recognized for fixed stock options prior to January 1, 2006 because the exercise price of the stock options exceeded or equaled the market value of the Company’s common stock at the date of grant, which is the measurement date.
In October 2005, the FASB issued FASB Staff Position (“FSP”) No. 123R-2, Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123R (“FSP 123R-2”), to provide guidance on determining the grant date for an award as defined in FAS 123R. FSP 123R-2 stipulates that assuming all other criteria in the grant date definition are met, a mutual understanding of the key terms and conditions of an award to an individual employee is presumed to exist upon the award’s approval in accordance with the relevant corporate governance requirements, provided that the key terms and conditions of an award (a) cannot be negotiated by the recipient with the employer because the award is a unilateral grant, and (b) are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company has applied the principles set forth in FSP 123R-2 in connection with its adoption of FAS 123R on January 1, 2006.
Paragraph 81 of FAS 123R requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting Statement 123R (termed the “APIC Pool”). In November 2005, the FASB issued FSP No. 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123R-3”), to provide an alternative transition election related to accounting for the tax effects of share-based payment awards to employees to the guidance provided in Paragraph 81 of FAS 123R. The Company elected to adopt the transition method described in FSP 123R-3. Utilizing the calculation method described in FSP 123R-3, the Company calculated its APIC pool as of January 1, 2006 associated with stock options that were fully vested as of December 31, 2005. The impact on the APIC Pool for stock options that are partially vested at, or granted subsequent to, December 31, 2005 are being determined in accordance with FAS 123R.
Under the Company’s 1993 Stock Incentive Plan, the Company granted options to purchase shares of the Company’s common stock at the fair market value on the date of grant. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2003, there were no options available for future grants under the 1993 plan. The 1993 plan expired at the end of 2003 and was replaced by the Company’s 2004 Stock Incentive Plan, which was amended at the Company’s 2006 Annual Stockholders Meeting, among other things, to increase the number of shares available for issuance under the plan. Under the BorgWarner Inc. Amended and Restated 2004 Stock Incentive Plan (“2004 Stock Incentive Plan”), the number of shares authorized for grant is 5,000,000. As of December 31, 2006, there were a total of 3,471,367 outstanding options under the 1993 and 2004 Stock Incentive Plans.
The adoption of FAS 123R reduced income before income taxes and net earnings by $12.7 million and $9.4 million ($0.16 per basic and diluted share) for the year ended December 31, 2006. The adoption affected both operating activities ($12.7 million non-cash charge) and financing activities ($3.3 million tax benefit) of the Statement of Cash Flows for the year ended December 31, 2006. Total unrecognized compensation cost related to nonvested stock options at December 31, 2006 is $20.7 million. This cost is expected to be recognized over the next three years. On a weighted average basis, this cost is expected to be recognized over 1.0 year.

The following table illustrates the effect on the Company’s net earnings and net earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, for the prior periods presented:

millions, except per share amounts	2005	2004
Net earnings as reported	$239.6	$218.3
Add: Stock-based employee compensation expense included in net earnings, net of income tax	5.5	1.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income tax	(12.2)	(7.7)

Pro forma net earnings	$232.9	$212.2

Earnings per share:
Basic — as reported	$4.23	$3.91

Basic — pro forma	$4.11	$3.80

Diluted — as reported	$4.17	$3.86

Diluted — pro forma	$4.06	$3.75

A summary of the plans’ shares under option at December 31, 2006, 2005 and 2004 follows:

	2006		2005		2004
		Weighted-		Weighted-		Weighted-
	Shares	average	Shares	average	Shares	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price

Outstanding at beginning of year	3,209	$42.41	2,995	$33.24	2,685	$26.39
Granted	854	58.18	968	58.08	1,063	44.56
Exercised	(497)	32.65	(713)	26.04	(593)	24.22
Forfeited	(95)	50.00	(41)	31.43	(160)	26.74

Outstanding at end of year	3,471	$47.48	3,209	$42.41	2,995	$33.24

Options exercisable at year-end	1,213	$33.19	876	$26.02	793	$23.78

Options available for future grants	2,182

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted-average
Range of	Number outstanding	remaining contractual	Weighted-average	Number exercisable	Weighted-average
exercise prices	(thousands)	life (years)	exercise price	(thousands)	exercise price

$16.34 - 19.80	66	3.5	$18.05	66	$18.05
$24.14 - 33.04	761	5.6	$28.64	761	$28.64
$44.30 - 58.18	2,644	8.6	$53.64	386	$44.76

	3,471	7.8	$47.48	1,213	$33.19

The weighted average fair value at date of grant for options granted during 2006, 2005, and 2004 were $17.81, $14.63, and $16.28, respectively, and were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	5.04%	4.07%	4.14%
Dividend yield	1.10%	1.09%	1.26%
Volatility factor	29.06%	27.02%	32.89%
Weighted average expected life	4.8 years	4.0 years	6.5 years
The expected lives of the awards are based on historical exercise patterns and the terms of the options. The risk-free interest rate is based on zero coupon Treasury bond rates corresponding to the expected life of the awards. The expected volatility assumption was derived by referring to changes in the Company’s historical common stock prices over the same timeframe as the expected life of the awards. The expected dividend yield of stock is based on the Company’s historical dividend yield. The Company has no reason to believe that the expected dividend yield or the future stock volatility is likely to differ from historical patterns.
Restricted Stock Under the 2004 Stock Incentive Plan, the Company issues restricted shares of common stock to its non-employee directors that vest and become unrestricted shares ratably at the end of each year from the date of grant over a period of three years. The Company issued 11,348 and 16,099 such shares in 2006 and 2005, respectively. The market value of the Company’s common stock at the date of grant determines the value of the restricted stock. The value of the awards are recorded as unearned compensation within capital in excess of par value in stockholders’ equity, and is amortized as compensation expense over the restriction periods. The Company recognized compensation expense of $0.6 million and $0.2 million in 2006 and 2005, respectively, related to restricted stock.
Stock Compensation Plans The 2004 Stock Incentive Plan provides for awarding of performance shares to members of senior management at the end of successive three-year periods based on the Company’s performance in terms of total shareholder return relative to a peer group of automotive companies. Awards earned are payable 40% in cash and 60% in the Company’s common stock. For the three-year measurement periods ended December 31, 2006, 2005 and 2004, the amounts expensed under the plan and the related share issuances were as follows:

	2006	2005	2004
Expense ($ millions)	$2.2	$8.8	$2.0
Number of shares*	39,085	50,275	48,569

*	Shares are issued in February of the following year.
The higher expense in 2005 in comparison to 2006 and 2004 was primarily related to the Company stock’s performance measured by total shareholder return relative to its peer group during 2005. Estimated shares issuable under the plans are included in the computation of diluted earnings per share as earned.

NOTE 14
OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of tax, in the Consolidated Balance Sheets are as follows:

millions of dollars	2006	2005
Foreign currency translation adjustments, net	$96.5	$2.3
Market value of hedge instruments, net	0.1	2.9
Unrealized gain (loss) on available-for-sale securities, net	1.5	(0.3)
Minimum pension liability adjustment, net	(158.4)	(78.0)

Accumulated other comprehensive loss	($60.3)	($73.1)

The changes in the components of other comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity are as follows:

millions of dollars	2006	2005	2004
Foreign currency translation adjustments	$94.2	($97.4)	$10.7
Market value change of hedge instruments	(4.4)	(1.1)	4.7
Income taxes	1.6	0.8	13.0

Net foreign currency translation and hedge instruments adjustment	91.4	(97.7)	28.4

Unrealized loss on available-for-sale securities	1.9	(0.4)	—
Income taxes	(0.1)	0.1	—

Net unrealized loss on available-for-sale securities	1.8	(0.3)	—

Implementation of FAS 158 (Note 12)	(187.3)	—	—
Income taxes	88.8	—	—

Net implementation of FAS 158	(98.5)	—	—

Minimum pension liability adjustment	28.9	(45.7)	17.2
Income taxes	(10.8)	15.4	(4.4)

Net minimum pension liability adjustment	18.1	(30.3)	12.8

Other comprehensive income (loss)	$12.8	($128.3)	$41.2

NOTE 15
CONTINGENCIES
In the normal course of business, the Company and its subsidiaries are parties to various commercial and legal claims, actions and complaints, including matters involving warranty claims, intellectual property claims, general liability and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these commercial and legal matters or, if not, what the impact might be. The Company’s environmental and product liability contingencies are discussed separately below. The Company’s management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company’s results of operations, financial position or cash flows.
Environmental
The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (“PRPs”) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (“Superfund”) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 35 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.
The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its results of operations, financial position, or cash flows. Generally, this is because either the estimates of the maximum potential liability at a site are not large or the liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.
Based on information available to the Company (which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors), the Company has established an accrual for indicated environmental liabilities with a balance at December 31, 2006, of $20.0 million. Excluding the Crystal Springs site discussed below for which $10.8 million has been accrued, the Company has accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company’s results of operations, cash flows or financial condition. The Company expects to pay out substantially all of the $20.0 million accrued environmental liability over the next three to five years.
In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities, then unknown to the Company, relating to the past operations of Kuhlman Electric. The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company’s acquisition of Kuhlman Electric’s parent company, Kuhlman Corporation, in 1999. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant. The Company is continuing to work with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate and remediate to the extent necessary, if any, historical contamination at the plant and surrounding area. Kuhlman Electric and others, including the Company, were sued in numerous related lawsuits, in which multiple claimants alleged personal injury and property damage.
The Company and other defendants, including the Company’s subsidiary Kuhlman Corporation, entered into a settlement in July 2005 regarding approximately 90% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $39.0 million in settlement funds. The settlement was paid in three approximately equal installments. The first two payments of $12.9 million were made in the third and fourth quarters of 2005 and $13.0 million was paid in the first quarter of 2006.
The same group of defendants entered into a settlement in October 2005 regarding approximately 9% of personal injury and property damage claims relating to the alleged environmental contamination. In exchange for, among other things, the dismissal with prejudice of these lawsuits, the defendants agreed to pay a total sum of up to $5.4 million in settlement funds. The settlement was paid in two approximately equal installments in the fourth quarter of 2005 and the first quarter of 2006. With this settlement, the Company and other defendants have resolved approximately 99% of the known personal injury and property damage claims relating to the alleged environmental contamination. The cost of this settlement has been recorded in other income in the Consolidated Statements of Operations.
Conditional Asset Retirement Obligations
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143 (“FIN 47”), which requires the Company to recognize legal obligations to perform asset retirements in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Certain government regulations require the removal and disposal of asbestos from an existing facility at the time the facility undergoes major renovations or is demolished. The liability exists because the facility will not last forever, but it is conditional on future renovations (even if there are no immediate plans to remove materials, which pose no health or safety hazard in their current condition). Similarly, government regulations require the removal or closure of underground storage tanks (“USTs”) when their use ceases, the disposal of polychlorinated biphenyl (“PCB”) transformers and capacitors when their use ceases, and the disposal of used furnace bricks and liners, and lead-based paint in conjunction with facility renovations or demolition. The Company currently has 17 manufacturing locations that have been identified as containing these items. The fair value to remove and dispose of this material has been estimated and recorded at $1.0 million and $0.8 million as of December 31, 2006 and 2005, respectively.
Product Liability
Like many other industrial companies that have historically operated in the U.S., the Company (or parties the Company is obligated to indemnify) continues to be named as one of many defendants in asbestos-related personal injury actions. Management believes that the Company’s involvement is limited because, in general, these claims relate to a few types of automotive friction products that were manufactured many years ago and contained encapsulated asbestos. The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm. As of December 31, 2006, the Company had approximately 45,000 pending asbestos-related product liability claims. Of these outstanding claims, approximately 34,000 are pending in just three jurisdictions, where significant tort reform activities are underway.
The Company’s policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment. The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers. In 2006, of the approximately 27,000 claims resolved, only 169 (0.6%) resulted in any payment being made to a claimant by or on behalf of the Company. In 2005, of the approximately 38,000 claims resolved, only 295 (0.8%) resulted in any payment being made to a claimant by or on behalf of the Company.
Prior to June 2004, the settlement and defense costs associated with all claims were covered by the Company’s primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding arrangement. In June 2004, primary layer insurance carriers notified the Company of the alleged exhaustion of their policy limits. This led the Company to access the next available layer of insurance coverage. Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding arrangement. To date, the Company has paid $16.2 million in defense and indemnity in advance of insurers’ reimbursement and has received $4.5 million in cash from insurers. The outstanding balance of $11.7 million is expected to be fully recovered. Timing of the recovery is dependent on final resolution of the declaratory judgment action referred to below. At December 31, 2005, insurers owed $3.9 million in association with these claims.
At December 31, 2006, the Company has an estimated liability of $39.9 million for future claims resolutions, with a related asset of $39.9 million to recognize the insurance proceeds receivable by the Company for estimated losses related to claims that have yet to be resolved. Insurance carrier reimbursement of 100% is expected based on the Company’s experience, its insurance contracts and decisions received to date in the declaratory judgment action referred to below. At December 31, 2005, the comparable value of the insurance receivable and accrued liability was $41.0 million.
The amounts recorded in the Condensed Consolidated Balance Sheets related to the estimated future settlement of existing claims are as follows:

millions of dollars	2006	2005
Assets:
Prepayments and other current assets	$23.3	$20.8
Other non-current assets	16.6	20.2

Total insurance receivable	$39.9	$41.0

Liabilities:
Accounts payable and accrued expenses	$23.3	$20.8
Other non-current liabilities	16.6	20.2

Total accrued liability	$39.9	$41.0

The Company cannot reasonably estimate possible losses, if any, in excess of those for which it has accrued, because it cannot predict how many additional claims may be brought against the Company (or parties the Company has an obligation to indemnify) in the future, the allegations in such claims, the possible outcomes, or the impact of tort reform legislation currently being considered at the State and Federal levels.
A declaratory judgment action was filed in January 2004 in the Circuit Court of Cook County, Illinois by Continental Casualty Company and related companies (“CNA”) against the Company and certain of its other historical general liability insurers. CNA provided the Company with both primary and additional layer insurance, and, in conjunction with other insurers, is currently defending and indemnifying the Company in its pending asbestos-related product liability claims. The lawsuit seeks to determine the extent of insurance coverage available to the Company including whether the available limits exhaust on a “per occurrence” or an “aggregate” basis, and to determine how the applicable coverage responsibilities should be apportioned. On August 15, 2005, the Court issued an interim order regarding the apportionment matter. The interim order has the effect of making insurers responsible for all defense and settlement costs pro rata to time-on-the-risk, with the pro-ration method to hold the insured harmless for periods of bankrupt or unavailable coverage. Appeals of the interim order were denied. However, the issue is reserved for appellate review at the end of the action. In addition to the primary insurance available for asbestos-related claims, the Company has substantial additional layers of insurance available for potential future asbestos-related product claims. As such, the Company continues to believe that its coverage is sufficient to meet foreseeable liabilities.
Although it is impossible to predict the outcome of pending or future claims or the impact of tort reform legislation being considered at the State and Federal levels, due to the encapsulated nature of the products, the Company’s experiences in aggressively defending and resolving claims in the past, and the Company’s significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company’s results of operations, cash flows or financial condition.
NOTE 16
LEASES AND COMMITMENTS
Certain assets are leased under long-term operating leases. These include production equipment at one plant, rent for the corporate headquarters and an airplane. Most leases contain renewal options for various periods. Leases generally require the Company to pay for insurance, taxes and maintenance of the leased property. The Company leases other equipment such as vehicles and certain office equipment under short-term leases. Total rent expense was $22.4 million in 2006, $21.9 million in 2005, and $18.0 million in 2004. The Company does not have any material capital leases.
The Company has guaranteed the residual values of certain leased production equipment at one of its facilities. The guarantees extend through the maturity of the underlying lease, which is in 2007. In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $14.4 million. The Company has accrued $6.0 million as an expected loss on this guarantee.
Future minimum operating lease payments at December 31, 2006 were as follows:

millions of dollars
2007	$27.7	(a)
2008	8.5
2009	8.0
2010	6.8
2011	6.2
After 2011	16.1

Total minimum lease payments	$73.3

(a)	2007 includes $14.4 million for the guaranteed residual value of production equipment with a lease that expires in 2007.

The Company entered into two separate royalty agreements with Honeywell International for certain variable turbine geometry (“VTG”) turbochargers in order to continue shipping to its OEM customers after a German court ruled in favor of Honeywell in a patent infringement action. The two separate royalty agreements were signed in July 2002 and June 2003, respectively. The July 2002 agreement was effective immediately and expired in June 2003. The June 2003 agreement was effective July 2003 and covers the period through 2006 with a minimum royalty for shipments up to certain volume levels and a per unit royalty for any units sold above these stated amounts. The royalty costs recognized under the agreements were $1.5 million in 2006, $1.9 million in 2005 and $14.2 million in 2004. These costs were all recognized as part of cost of goods sold.
NOTE 17
STOCK SPLIT
On April 21, 2004, the Company’s stockholders approved an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 150,000,000. The approval of the amendment allowed the Company to proceed with its two-for-one stock split on May 17, 2004 to stockholders of record on May 3, 2004. All prior year share and per share amounts disclosed in this document have been restated to reflect the two-for-one stock split.
NOTE 18
EARNINGS PER SHARE
Earnings per share of common stock outstanding were computed as follows:

in millions except per share amounts	2006	2005	2004
Basic earnings per share:
Net earnings	$211.6	$239.6	$218.3

Shares of common stock outstanding	57.403	56.708	55.872

Basic earnings per share of common stock	$3.69	$4.23	$3.91

Diluted earnings per share:
Net earnings	$211.6	$239.6	$218.3

Shares of common stock outstanding	57.403	56.708	55.872
Effect of dilutive securities:
Stock options	0.568	0.690	0.665

Shares of common stock outstanding including dilutive shares	57.971	57.398	56.537

Diluted earnings per share of common stock	$3.65	$4.17	$3.86

NOTE 19
RECENT ACQUISITIONS
The Company acquired the ETEC product lines from Eaton Corporation as of the close of business for the quarter ended September 30, 2006 for $63.7 million, net of cash acquired. The operating results of ETEC have been reported within the Drivetrain segment since its acquisition.
In the first quarter of 2005, the Company acquired 69.4% of the outstanding shares of BERU AG (“BERU”), headquartered in Ludwigsburg, Germany, primarily from the Carlyle Group and certain family shareholders at a gross cost of $554.8 million, or $477.2 million net of cash and cash equivalents acquired (“the BERU Acquisition”). BERU is a leading global automotive supplier of: diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors). The operating results of BERU have been reported within the Engine segment from the date of the acquisition. The Company considers the BERU Acquisition to be material to the results of operations, financial position and cash flows from the date of acquisition through December 31, 2006.
NOTE 20
OPERATING SEGMENTS AND RELATED INFORMATION
The Company’s business is comprised of two operating segments: Engine and Drivetrain. These reportable segments are strategic business groups, which are managed separately as each represents a specific grouping of automotive components and systems. Effective January 1, 2006, the Company assigned an operating facility previously reported in the Engine segment to the Drivetrain segment due to changes in the facility’s product mix. Prior year segment amounts have been reclassified to conform to the current year’s presentation.
The Company allocates resources to each segment based upon the projected after-tax return on invested capital (“ROIC”) of its business initiatives. The ROIC is comprised of projected earnings before interest and income taxes (“EBIT”) adjusted for income taxes compared to the projected average capital investment required.
EBIT is considered a “non-GAAP financial measure.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. EBIT is defined as earnings before interest, income taxes and minority interest. “Earnings” is intended to mean net earnings as presented in the Consolidated Statements of Operations under GAAP.
The Company believes that EBIT is useful to demonstrate the operational profitability of our segments by excluding interest and income taxes, which are generally accounted for across the entire Company on a consolidated basis. EBIT is also one of the measures used by the Company to determine resource allocation within the Company. Although the Company believes that EBIT enhances understanding of our business and performance, it should not be considered an alternative to, or more meaningful than, net earnings or cash flows from operations as determined in accordance with GAAP.

The following tables show net sales and segment earnings before interest and income taxes for the Company’s reportable operating segments.
Operating Segments

	Net sales			Earnings
				before				Long-lived
		Inter-		interest	Year-end		Depr./	asset
millions of dollars	Customers	segment	Net	and taxes	assets		amort.	expenditures (b)

2006
Engine	$3,124.0	$30.9	$3,154.9	$365.8	$3,103.1		$166.7	$165.1
Drivetrain	1,461.4	—	1,461.4	90.6	1,191.0		84.1	84.7
Inter-segment eliminations	—	(30.9)	(30.9)	—	—		—	—

Total	4,585.4	—	4,585.4	456.4	4,294.1		250.8	249.8
Corporate	—	—	—	(61.2)	289.9	(a)	5.8	12.9

Consolidated	$4,585.4	—	$4,585.4	$395.2	$4,584.0		$256.6	$262.7	(c)

Restructuring expense				$84.7
Interest expense and finance charges				40.2

Earnings before income taxes				270.3
Provision for income taxes				32.4
Minority interest, net of tax				26.3

Net earnings				$211.6

	Net sales			Earnings
				before				Long-lived
		Inter-		interest	Year-end		Depr./	asset
millions of dollars	Customers	segment	Net	and taxes	assets		amort.	expenditures (b)

2005
Engine	$2,820.9	$34.5	$2,855.4	$346.9	$2,925.5		$170.1	$201.3
Drivetrain	1,472.9	—	1,472.9	105.2	1,081.8		75.1	76.0
Inter-segment eliminations	—	(34.5)	(34.5)	—	—		—	—

Total	4,293.8	—	4,293.8	452.1	4,007.3		245.2	277.3
Corporate	—	—	—	(55.3)	82.1	(a)	10.3	19.5

Consolidated	$4,293.8	—	$4,293.8	$396.8	$4,089.4		$255.5	$296.8	(c)

Litigation settlement expense				$45.5
Interest expense and finance charges				37.1

Earnings before income taxes				$314.2
Provision for income taxes				55.1
Minority interest, net of tax				19.5

Net earnings				$239.6

	Net sales			Earnings
				before				Long-lived
		Inter-		interest	Year-end		Depr./	asset
millions of dollars	Customers	segment	Net	and taxes	assets		amort.	expenditures (b)

2004
Engine	$2,016.1	$43.8	$2,059.9	$273.6	$2,045.0		$98.7	$158.3
Drivetrain	1,509.2	—	1,509.2	115.0	973.4		74.7	84.7
Inter-segment eliminations	—	(43.8)	(43.8)	—	—		—	—

Total	3,525.3	—	3,525.3	388.6	3,018.4		173.4	243.0
Corporate	—	—	—	(50.3)	510.7	(a)	4.7	9.4

Consolidated	$3,525.3	—	$3,525.3	$338.3	$3,529.1		$178.1	$252.4

Interest expense and finance charges				29.7

Earnings before income taxes				$308.6
Provision for income taxes				81.2
Minority interest, net of tax				9.1

Net earnings				$218.3

(a)	Corporate assets, including equity in affiliates’, are net of trade receivables securitized and sold to third parties, and include cash, cash equivalents, deferred income taxes and investments and advances.

(b)	Long-lived asset expenditures include capital expenditures and tooling outlays.

(c)	Amount differs from those shown on Consolidated Statement of Cash Flows by ($5.6) million and $4.3 million respectively, related to expenditures which are included in accounts payable.

Geographic Information
No country outside the U.S., other than Germany, Hungary and the United Kingdom, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. Also, the Company’s 50% equity investment in NSK-Warner (see Note 7) amounting to $157.7 million, $175.3 million and $188.2 million at December 31, 2006, 2005 and 2004, respectively, are excluded from the definition of long-lived assets, as are goodwill and certain other non-current assets.

	Net sales			Long-lived assets
millions of dollars	2006	2005	2004	2006	2005	2004

United States	$1,819.4	$1,929.6	$1,964.9	$603.3	$661.8	$637.1
Europe:
Germany	1,567.0	1,405.7	834.1	534.0	457.4	278.7
Hungary	230.7	193.9	92.0	27.9	25.0	25.0
United Kingdom	200.8	173.2	186.0	47.4	43.6	39.5
Other Europe	253.4	185.5	145.1	120.0	82.0	81.1

Total Europe	2,251.9	1,958.3	1,257.2	729.3	608.0	424.3

South Korea	224.3	160.3	110.2	56.0	41.7	32.5
Other foreign	289.8	245.6	193.0	100.3	89.6	85.4

Total	$4,585.4	$4,293.8	$3,525.3	$1,488.9	$1,401.1	$1,179.3

Sales to Major Customers
Consolidated sales included sales to Ford Motor Company of approximately 13%, 16%, and 21%; to Volkswagen of approximately 13%, 13%, and 10%; to DaimlerChrysler of approximately 11%, 12%, and 14%; and to General Motors Corporation of approximately 9%, 9%, and 10% for the years ended December 31, 2006, 2005 and 2004, respectively. Both of the Company’s operating segments had significant sales to all four of the customers listed above. Accounts receivable from these customers at December 31, 2006 comprised approximately 29% of total accounts receivable. Such sales consisted of a variety of products to a variety of customer locations and regions. No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

Interim Financial Information (Unaudited)
The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2006 and 2005 interim results of operations. Certain 2006 and 2005 quarterly amounts have been reclassified to conform to the annual presentation.

millions of dollars, except per share amounts	2006					2005
Quarter ended	Mar-31	Jun-30	Sep-30	Dec-31	Year	Mar-31	Jun-30	Sep-30	Dec-31	Year

Net sales	$1,155.2	$1,168.7	$1,059.8	$1,201.7	$4,585.4	$1,083.5	$1,111.4	$1,050.9	$1,048.0	$4,293.8
Cost of sales	931.9	937.6	876.5	989.5	3,735.5	869.8	879.0	842.7	848.5	3,440.0

Gross profit	223.3	231.1	183.3	212.2	849.9	213.7	232.4	208.2	199.5	853.8
Selling, general and administrative expenses	129.5	124.3	116.8	127.5	498.1	134.2	131.6	120.0	110.1	495.9
Restructuring expense			11.5	73.2	84.7
Other (income) expense	(0.5)	(0.7)	(5.6)	(0.7)	(7.5)	(4.1)	42.1	(2.3)	(0.9)	34.8

Operating income	94.3	107.5	60.6	12.2	274.6	83.6	58.7	90.5	90.3	323.1
Equity in affiliate earnings, net of tax	(10.0)	(8.5)	(7.8)	(9.6)	(35.9)	(4.0)	(8.0)	(5.7)	(10.5)	(28.2)
Interest expense and finance charges	9.4	9.9	9.5	11.4	40.2	9.3	9.9	9.6	8.3	37.1

Income before income taxes and minority interest	94.9	106.1	58.9	10.4	270.3	78.3	56.8	86.6	92.5	314.2
Provision (benefit) for income taxes	26.6	29.7	13.9	(37.8)	32.4	(0.3)	12.8	19.6	23.1	55.1
Minority interest, net of tax	7.0	6.2	5.8	7.3	26.3	1.0	8.1	5.6	4.8	19.5

Net earnings	$61.3	$70.2	$39.2	$40.9	$211.6	$77.6	$35.9	$61.4	$64.6	$239.6

Earnings per share – basic	$1.07	$1.22	$0.68	$0.71	$3.69	$1.38	$0.64	$1.08	$1.13	$4.23
Earnings per share – diluted	$1.06	$1.21	$0.68	$0.70	$3.65	$1.36	$0.63	$1.07	$1.12	$4.17

Selected Financial Data

millions of dollars, except per share data
For the Year Ended December 31,	2006	2005(b)	2004	2003	2002

Statement of Operations Data
Net sales	$4,585.4	$4,293.8	$3,525.3	$3,069.2	$2,731.1
Cost of sales	3,735.5	3,440.0	2,874.2	2,482.5	2,176.5

Gross profit	849.9	853.8	651.1	586.7	554.6
Selling, general and administrative expenses	498.1	495.9	339.0	316.9	303.5
Other (income) expense	(7.5)	34.8	3.0	(0.1)	(0.9)
Restructuring expense	84.7	—	—	—	—

Operating income	274.6	323.1	309.1	269.9	252.0
Equity in affiliates’ earnings, net of tax	(35.9)	(28.2)	(29.2)	(20.1)	(19.5)
Interest expense, net	40.2	37.1	29.7	33.3	37.7

Earnings before income taxes and minority interest	270.3	314.2	308.6	256.7	233.8
Provision for income taxes	32.4	55.1	81.2	73.2	77.2
Minority interest, net of tax	26.3	19.5	9.1	8.6	6.7

Net earnings before cumulative effect of accounting change	211.6	239.6	218.3	174.9	149.9
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(269.0	)(a)

Net earnings(loss)	$211.6	$239.6	$218.3	$174.9	($119.1)

Earnings(loss) per share — basic	$3.69	$4.23	$3.91	$3.23	$(2.23	)(a)

Average shares outstanding (thousands) — basic	57,403	56,708	55,872	54,116	53,250

Earnings(loss) per share — diluted	$3.65	$4.17	$3.86	$3.20	$(2.22	)(a)

Average shares outstanding (thousands) — diluted	57,971	57,398	56,537	54,604	53,708

Cash dividend declared per share	$0.64	$0.58	$0.50	$0.36	$0.30

Balance Sheet Data
Total assets	$4,584.0	$4,089.4	$3,529.1	$3,140.5	$2,682.9
Total debt	721.1	740.5	584.5	655.5	646.7

(a)	In 2002, based upon the adoption of SFAS No. 142, the Company recorded a $269.0 million after tax charge for cumulative effect of accounting principle related to goodwill. This charge was $5.01 per diluted share.
(b)	Results include BERU, acquired in the first quarter.