Form 10-K, Exhibit 13
period 2007-12-31
BORGWARNER INC
filed 2008-02-14
CIK 908255

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) is a leading global supplier of highly engineered systems and components primarily for powertrain applications.  Our products help improve vehicle performance, fuel efficiency, air quality and vehicle stability.  They are manufactured and sold worldwide, primarily to original equipment manufacturers (“OEMs”) of light vehicles (i.e. passenger cars, sport-utility vehicles (“SUVs”), cross-over vehicles, vans and light trucks).  Our products are also manufactured and sold to OEMs of commercial trucks, buses and agricultural and off-highway vehicles.  We also manufacture for and sell our products to certain Tier One vehicle systems suppliers and into the aftermarket for light and commercial vehicles.  We operate manufacturing facilities serving customers in the Americas, Europe and Asia, and are an original equipment supplier to every major automaker in the world.

The Company’s products fall into two reporting segments: Engine and Drivetrain.  The Engine segment’s products include turbochargers, timing chain systems, air management, emissions systems, thermal systems, as well as diesel and gas ignition systems.  The Drivetrain segment’s products include all-wheel drive transfer cases, torque management systems, and components and systems for automated transmissions.

Stock Split

On November 14, 2007, the Company’s Board of Directors approved a two-for-one stock split effected in the form of a stock dividend on its common stock.  To implement this stock split, shares of common stock were issued on December 17, 2007 to stockholders of record as of the close of business on December 6, 2007.  All prior year share and per share amounts disclosed in this document have been restated to reflect the two-for-one stock split.

RESULTS OF OPERATIONS

Overview

A summary of our operating results for the years ended December 31, 2007, 2006 and 2005 is as follows:

millions of dollars, except per share data
Year Ended December 31,	2007	2006	2005
Net sales	$5,328.6	$4,585.4	$4,293.8
Cost of sales	4,378.7	3,735.5	3,440.0
Gross profit	949.9	849.9	853.8
Selling, general and administrative expenses	531.9	498.1	495.9
Restructuring expense	-	84.7	-
Other (income) expense	(6.8)	(7.5)	34.8
Operating income	424.8	274.6	323.1
Equity in affiliates' earnings, net of tax	(40.3)	(35.9)	(28.2)
Interest expense and finance charges	34.7	40.2	37.1
Earnings before income taxes and minority interest	430.4	270.3	314.2
Provision for income taxes	113.9	32.4	55.1
Minority interest, net of tax	28.0	26.3	19.5
Net earnings	$288.5	$211.6	$239.6

Earnings per share - diluted	$2.45	$1.83	$2.09

A summary of major factors impacting the Company’s net earnings for the year ended December 31, 2007 in comparison to 2006 and 2005 is as follows:

•	Continued demand for our products in both Engine and Drivetrain segments.
•	Lower North American production of light trucks and SUVs.
•
Continued benefits from our cost reduction programs, including containment of selling, general & administrative expenses, which partially offset continued raw material and energy cost increases, health care cost inflation and the costs related to global expansion.

•	Restructuring expenses in the third and fourth quarters of 2006 to adjust headcount and capacity levels, primarily in North America and primarily in the Drivetrain segment.
•	Expensing of stock options in 2007 and 2006 due to the implementation of FAS 123R in 2006.
•
The write-offs of the excess purchase price allocated to in-process research and development (“IPR&D”), order backlog and beginning inventory related to the 2005 acquisition of approximately 69.4% of BERU stock and the subsequent 2007 acquisition of approximately 12.8% of BERU stock.

•
The write-offs of the excess purchase price allocated to IPR&D, order backlog and beginning inventory related to the 2006 acquisition of the European Transmission and Engine Controls (“ETEC”) product lines from Eaton in Monaco.

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

•	Favorable currency impact of $15.2 million and $0.4 million in 2007 and 2006, respectively.
•	Adjustments to tax accounts in 2007, 2006 and 2005 upon conclusion of certain tax audits and changes in circumstances, including changes in tax laws.
•	An approximate $14 million provision in 2007 for a warranty-related issue surrounding a product, built during a 15-month period in 2004 and 2005, that is no longer in production.

The Company’s earnings per diluted share were $2.45, $1.83 and $2.09 for the years ended December 31, 2007, 2006 and 2005, respectively.  The Company believes the following table is useful in highlighting non-recurring or non-comparable items that impacted its earnings per diluted share:

Year Ended December 31,	2007	2006	2005
Non-recurring or non-comparable items:
Restructuring expense	$-	$(0.41)	$-
Expensing of stock options	(0.10)	(0.08)	-
One-time write-off of the excess purchase price
allocated to IPR&D, order backlog and beginning
inventory associated with acquisitions	(0.02)	(0.02)	(0.11)
Net gain from divestitures	-	0.03	0.06
Adjustments to tax accounts	0.03	0.19	0.23
Crystal Springs related settlement	-	-	(0.25)
Total impact to earnings per share - diluted:	$(0.09)	$(0.29)	$(0.08)	(a)

(a) Does not add due to rounding and quarterly changes in the number of weighted-average oustanding diluted shares.

Net Sales

The table below summarizes the overall worldwide global light vehicle production percentage changes for 2007 and 2006:

Worldwide Light Vehicle Year Over Year Increase (Decrease) in Production

	2007	2006
North America*	(1.5)%	(3.1)%
Europe*	5.6%	2.1%
Asia*	7.1%	8.1%
Total Worldwide*	5.0%	3.4%
BorgWarner year over year net sales change	16.2%	6.8%

* Data provided by CSM Worldwide.

Our net sales increases in 2007 and 2006 were strong in light of the estimated worldwide market production increases of 5.0% and 3.4%, respectively.  The Company’s net sales increased 16.2% in 2007 over 2006, and increased 6.8% in 2006 over 2005.  The effect of changing currency rates had a positive impact on net sales and net earnings in 2007 and 2006.  The effect of non-U.S. currencies, primarily the Euro, increased net sales by $262.1 million and net earnings by $15.2 million in 2007.  In 2006, non-U.S. currencies, primarily the Euro, added $36.8 million to net sales and $0.4 million to net earnings.  The year over year increase in net sales, excluding the favorable impact of currency, was 10.5% in 2007 and 5.9% in 2006.

Consolidated net sales included sales to Volkswagen of approximately 15%, 13%, and 13%; to Ford of approximately 12%, 13%, and 16%; and to Daimler of approximately 6%, 11%, and 12% for the years ended December 31, 2007, 2006 and 2005, respectively.  Daimler divested Chrysler in 2007.  Both of our reporting segments had significant sales to all three of the customers listed above.  Such sales consisted of a variety of products to a variety of customer locations and regions.  No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

Our overall outlook for 2008 is positive, as we expect our sales to grow in excess of a projected moderate global vehicle production growth rate.  The outlook for global vehicle production by region is down moderately in North America, up moderately in Europe, and solid growth in Asia.  While expecting only moderate overall growth in global vehicle production, we expect to benefit from strong European and Asian automaker demand for our engine products, including turbochargers, timing systems, ignition systems and emissions products.  Growing demand for our drivetrain products outside of North America, including increased sales of dual-clutch transmission products, is also expected to be a positive trend for the Company.  The impact of non-U.S. currencies is currently planned to be negligible in 2008.  Assuming no major departures from these assumptions, we expect continued long-term sales and net earnings growth.

Results By Reporting Segment

The Company’s business is comprised of two reporting segments:  Engine and Drivetrain.  These segments are strategic business groups, which are managed separately as each represents a specific grouping of related automotive components and systems.  Effective January 1, 2006, the Company assigned an operating facility previously reported in the Engine segment to the Drivetrain segment due to changes in the facility’s product mix.  Segment amounts have been reclassified in 2005 to conform to this presentation.

The Company allocates resources to each segment based upon the projected after-tax return on invested capital (“ROIC") of its business initiatives.  The ROIC is comprised of projected earnings before interest and taxes (“EBIT”) adjusted for taxes compared to the projected average capital investment required.

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

The following tables present net sales and Segment EBIT by segment for the years 2007, 2006 and 2005:

Net Sales
millions of dollars
Year Ended December 31,	2007	2006	2005
Engine	$3,761.3	$3,154.9	$2,855.4
Drivetrain	1,598.8	1,461.4	1,472.9
Inter-segment eliminations	(31.5)	(30.9)	(34.5)
Net sales	$5,328.6	$4,585.4	$4,293.8

Earnings Before Interest and Taxes
millions of dollars
Year Ended December 31,	2007	2006	2005
Engine	$418.0	$365.8	$346.9
Drivetrain	118.1	90.6	105.2
Segment earnings before interest and taxes ("Segment EBIT")	536.1	456.4	452.1

Litigation settlement expense	-	-	(45.5)
Restructuring expense	-	(84.7)	-
Corporate, including equity in affiliates' earnings	(71.0)	(61.2)	(55.3)
Consolidated earnings before interest and taxes ("EBIT")	465.1	310.5	351.3

Interest expense and finance charges	34.7	40.2	37.1
Earnings before income taxes and minority interest	430.4	270.3	314.2

Provision for income taxes	113.9	32.4	55.1
Minority interest, net of tax	28.0	26.3	19.5
Net earnings	$288.5	$211.6	$239.6

The Engine segment 2007 net sales were up 19.2% from 2006, with a 14.3% increase in Segment EBIT over the same period.  The Engine segment continued to benefit from Asian automaker demand for turbochargers and timing systems, European automaker demand for turbochargers, timing systems, exhaust gas recirculation (“EGR”) valves and diesel engine ignition systems, the continued roll-out of its variable cam timing systems with General Motors high-value V6 engines, stronger EGR valve sales in North America, and higher turbocharger and thermal products sales due to stronger global commercial vehicle production.  The Segment EBIT margin was 11.1% in 2007, down from 11.6% in 2006 (which includes the one-time write-off in 2007 of the excess purchase price allocated to BERU’s IPR&D, order backlog and inventory), due to the significant reduction in customer production schedules in the U.S. market and increased costs for raw materials, principally nickel.

The Engine segment 2006 net sales were up 10.5% from 2005, with a 5.4% increase in Segment EBIT over the same period.  During 2006, the Engine segment continued to benefit from Asian automaker demand for turbochargers and timing systems, European automaker demand for turbochargers, timing systems, EGR valves and diesel engine ignition systems, the continued roll-out of its variable cam timing systems with General Motors high-value V6 engines, stronger EGR valve sales in North America, and higher turbocharger and thermal products sales due to stronger global commercial vehicle production.  The Segment EBIT margin was 11.6% in 2006, down from 12.1% in 2005 (which includes the one-time write-off in 2005 of the excess purchase price allocated to BERU’s IPR&D), due to the significant reduction in customer production schedules in the U.S. market and increased costs for raw materials, principally nickel.

For 2008, the Engine segment expects to deliver continued growth from further penetration of diesel engines in Europe, which will continue to boost demand for turbochargers and BERU technologies, and increased sales of our turbocharger and emissions products into the commercial vehicle market in North America.  Investments in South Korea and China are expected to continue to contribute to sales and EBIT.  This growth is expected to help offset anticipated weakness in North American light vehicle production.

The Drivetrain segment 2007 net sales increased 9.4% from 2006 with a 30.4% increase in Segment EBIT over the same period.  The segment continued to benefit from growth outside of North America including the continued ramp up of dual-clutch transmission and torque transfer product sales in Europe.  In the U.S., the group was negatively impacted by lower production of light trucks and SUVs equipped with its torque transfer products and lower sales of its traditional transmission products.  Segment EBIT margin was 7.4% in 2007, up from 6.2% in the prior year, due to the benefits of restructuring in its North American operations and growth outside of the U.S.

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

For 2008, the Drivetrain segment is expected to grow slightly as stagnant demand for our rear-wheel-drive based four-wheel-drive systems in North America is expected to be offset by content growth with our traditional transmission products and controls in automatic transmissions in North America, increased penetration of automatic transmissions in Europe and Asia, including increased sales of dual-clutch transmission products, and the continued ramp-up of rear-wheel-drive based four-wheel-drive programs outside of North America.

Corporate is the difference between calculated total Company EBIT and the total of the Segments’ EBIT.  It represents corporate headquarters’ expenses, expenses not directly attributable to the individual segments and equity in affiliates’ earnings.  This net expense was $71.0 million in 2007, $61.2 million in 2006 and $55.3 million in 2005.  Included in the 2007 and 2006 amounts are $16.3 million and $12.7 million, respectively, related to the expensing of stock options due to the implementation of FAS 123R in 2006.

Other Factors Affecting Results of Operations

The following table details our results of operations as a percentage of sales:

Year Ended December 31,	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	82.2	81.5	80.1
Gross profit	17.8	18.5	19.9
Selling, general and administrative expenses	10.0	10.9	11.5
Restructuring expense	-	1.8	-
Other (income) expense	(0.2)	(0.2)	0.8
Operating income	8.0	6.0	7.6
Equity in affiliates' earnings, net of tax	(0.8)	(0.8)	(0.7)
Interest expense and finance charges	0.7	0.9	0.9
Earnings before income taxes and minority interest	8.1	5.9	7.4
Provision for income taxes	2.2	0.7	1.3
Minority interest, net of tax	0.5	0.6	0.5
Net earnings	5.4%	4.6%	5.6%

Gross profit as a percentage of net sales was 17.8%, 18.5% and 19.9% in 2007, 2006 and 2005, respectively.  Our gross profit in 2007 was negatively impacted by significant declines in customer production levels in the U.S. market, a warranty-related issue and higher raw material costs.  The warranty-related issue surrounded a product, built during a 15-month period in 2004 and 2005, that is no longer in production.  This resulted in a pre-tax charge of approximately $14 million.  Our gross profit also continued to be negatively impacted by higher raw material costs including nickel, steel, copper, aluminum and plastic resin in 2007.  Raw material costs increased approximately $55 million as compared to 2006, of which nickel was the single largest contributor.  Our focused cost reduction and commodity hedging programs in our operations partially offset the higher raw material costs.

Selling, general and administrative expenses (“SG&A”) as a percentage of net sales were 10.0%, 10.9% and 11.5% in 2007, 2006 and 2005 respectively.  The decrease in SG&A as a percentage of net sales in 2007 was primarily due to cost reduction initiatives, partially offset by higher incentive compensation.  We expect that the growth in sales will continue to outpace the future increases in SG&A spending due to our ongoing focus on cost controls, and leveraging the existing infrastructure to support the increased sales.

Research and development (“R&D”) is a major component of our SG&A expenses.  R&D spending, net of customer reimbursements, was $210.8 million, or 4.0% of sales in 2007, compared to $187.7 million, or 4.1% of sales in 2006, and $161.0 million, or 3.8% of sales in 2005.  We currently intend to continue to increase our spending in R&D, although the growth rate in the future may not necessarily match the rate of our sales growth.  We also intend to continue to invest in a number of cross-business R&D programs, as well as a number of other key programs, all of which are necessary for short and long-term growth.  Our current long-term expectation for R&D spending is approximately 4.0% of sales.  We intend to maintain our commitment to R&D spending while continuing to focus on controlling other SG&A costs.

Restructuring expense of $84.7 million in 2006 was the result of declines in customer production levels in the U.S., customer restructurings and a subsequent evaluation of our headcount levels in North America and our long-term capacity needs.

On September 22, 2006, the Company announced the reduction of its North American workforce by approximately 850 people, or 13%, spread across its 19 operations in the U.S., Canada and Mexico.  This third quarter reduction of the North American workforce addressed an immediate need to adjust employment levels to meet customer restructurings and significantly lower production schedules going forward.  In addition to employee related costs of $6.7 million, the Company recorded $4.8 million of asset impairment charges related to the North American restructuring.  The third quarter restructuring expenses of $11.5 million broken out by segment were as follows:  Engine $7.3 million, Drivetrain $3.6 million and Corporate $0.6 million.

During the fourth quarter 2006, the Company evaluated the competitiveness of its North American facilities, as well as its long-term capacity needs.  As a result, the Company will be closing the drivetrain plant in Muncie, Indiana and has adjusted the carrying values of other assets, primarily related to its four-wheel drive transfer case product line.  Production activity at the Muncie facility is scheduled to cease no later than the expiration of the current labor contract in 2009.  As a result of the fourth quarter restructuring, the Company recorded employee related costs of $14.8 million, asset impairments of $51.6 million and pension curtailment expense of $6.8 million.  The fourth quarter restructuring expenses of $73.2 million broken out by segment were as follows:  Engine $5.9 million and Drivetrain $67.3 million.

Other (income) expense was $(6.8) million, $(7.5) million and $34.8 million in 2007, 2006 and 2005, respectively.  The 2007 income was comprised primarily of interest income.  The 2006 income was comprised primarily of a $(4.8) million gain from a previous divestiture and $(3.2) million of interest income.  The 2005 expense was primarily due to the $45.5 million charge associated with the anticipated cost of settling Crystal Springs related alleged environmental contamination personal injury and property damage claims, which was partially offset by the $(4.7) million gain on the sale of businesses, primarily the Company’s interest in AGK, and interest income of $(4.2) million.

Equity in affiliates’ earnings, net of tax was $40.3 million, $35.9 million and $28.2 million in 2007, 2006 and 2005, respectively.  This line item is primarily driven by the results of our 50% owned Japanese joint venture, NSK-Warner, and our 32.6% owned Indian joint venture, Turbo Energy Limited (“TEL”).  For more discussion of NSK-Warner, see Note 7 of the Consolidated Financial Statements.

Interest expense and finance charges were $34.7 million, $40.2 million and $37.1 million in 2007, 2006 and 2005, respectively.  The decrease in 2007 expense over 2006 expense was primarily due to reduced debt levels.  The increase in 2006 expense over 2005 expense was due to funding our acquisition of the ETEC product lines from Eaton, international expansion and rising interest rates.

The provision for income taxes resulted in an effective tax rate of 26.5%, 12.0% and 17.5% in 2007, 2006 and 2005, respectively.  The effective tax rate of 26.5% for 2007 differs from the U.S. statutory rate primarily due to the following factors:

•	Foreign rates which differ from those in the U.S.
•	Realization of certain business tax credits including R&D and foreign tax credits.
•	Other permanent items, including equity in affiliates’ earnings and Medicare prescription drug benefit.
•	Tax effects of miscellaneous dispositions.
•	Change in tax accrual accounts upon conclusion of certain tax audits.
•	Adjustments to various tax accounts, including changes in tax laws.

If the effects of the tax accrual change, the other miscellaneous dispositions, the adjustments to tax accounts and the changes in tax laws are not taken into account, the Company's effective tax rate associated with its on-going business operations was 27.1%.  This rate was higher than the 2006 tax rate for on-going operations of 26.0% primarily due to changes in the mix of global pre-tax income among taxing jurisdictions.

Minority interest, net of tax of $28.0 million increased by $1.7 million from 2006 and by $8.5 million from 2005.  The increase is primarily related to the minority interest in BERU, in addition to the earnings growth in our Asian majority-owned subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

Capitalization
millions of dollars	2007	2006	% change
Notes payable and current portion of long-term debt	$63.7	$151.7
Long-term debt	572.6	569.4
Total debt	636.3	721.1	-11.8%
Minority interest in consolidated subsidiaries	117.9	162.1
Total stockholders' equity	2,321.1	1,875.4
Total capitalization	$3,075.3	$2,758.6	11.5%
Total debt to capital ratio	20.7%	26.1%

Stockholders’ equity increased by $445.7 million in 2007.  The increase was primarily attributable to net income of $288.5 million, net foreign currency translation and hedged instrument adjustments of $116.8 million and stock option exercises of $46.2 million.   These factors were somewhat offset by treasury stock purchases of $47.0 million and dividend payments to BorgWarner stockholders of $39.4 million.  In relation to the U.S. Dollar, the currencies in foreign countries where we conduct business, particularly the Euro, Korean Won and British Pound strengthened, causing the currency translation component of other comprehensive income to increase in 2007.  The $84.8 million decrease in debt was primarily due to higher operating cash flows, partially offset by the $138.8 million acquisition of additional shares of BERU.

Operating Activities

Net cash provided by operating activities was $603.5 million, $442.1 million and $396.5 million in 2007, 2006 and 2005, respectively.  The $161.4 million increase from 2006 to 2007 was primarily due to higher earnings and improved working capital ratios.  The $45.6 million increase from 2005 to 2006 was primarily due to lower cash tax payments of $37.7 million and $28.4 million more in dividends received from NSK-Warner.  The $603.5 million of net cash provided by operating activities in 2007 consists of net earnings of $288.5 million, increased for non-cash charges of $267.0 million and a $48.0 million decrease in net operating assets and liabilities.  Non-cash charges are primarily comprised of $264.6 million in depreciation and amortization expense.

Accounts receivable increased a total of $6.2 million excluding the impact of currency, due to higher business levels, particularly in Europe.  Certain of our European customers tend to have longer payment terms than our North American customers.  Inventory increased by $34.7 million excluding the impact of currency, while our full year average inventory turns increased to 10.5 times from 10.1 in 2006.

Investing Activities

Net cash used in investing activities was $368.0 million, $341.1 million and $700.1 million in 2007, 2006 and 2005, respectively.  Capital expenditures, including tooling outlays (“capital spending”) of $293.9 million in 2007, or 5.5% of sales, increased $25.6 million over the 2006 level of $268.3 million, or 5.9% of sales.  Selective capital spending remains an area of focus for us, both in order to support our book of new business and for cost reduction and other purposes.  Heading into 2008, we plan to continue to spend capital to support the launch of our new applications and for cost reductions and productivity improvement projects.  Our target for capital spending is approximately 6% to 7% of sales.

The Company acquired approximately 12.8% of BERU (see Note 19, “Recent Acquisitions”) in the quarter ended December 31, 2007 for $138.8 million, including transaction fees.

The Company acquired the ETEC product lines from Eaton as of the close of business for the quarter ended September 30, 2006 for $63.7 million, net of cash acquired.

The majority of the increase in investing activities in 2005 was due to the $477.2 million payment to acquire approximately 69.4% of BERU, net of cash acquired.  On March 11, 2005, the Company completed the sale of its holdings in AGK for $57.0 million to Turbo Group GmbH.  The proceeds, net of closing costs, were approximately $54.2 million, resulting in a gain of $10.1 million on the sale.

Financing Activities and Liquidity

Net debt reductions were $84.8 million in 2007 excluding the impact of currency translation.  Net debt reductions were $35.2 million in 2006 excluding the impact of currency translation.  The Company’s 7.00% Senior Notes of $139.0 million of principal and accrued interest matured on November 1, 2006 and were refinanced with the issuance of $150.0 million 5.75% Senior Notes due November 1, 2016.  In 2005, the Company financed the $554.8 million BERU acquisition ($477.2 million net of cash acquired) and subsequently repaid $160.2 million of those borrowings.  Proceeds from the exercise of employee stock options were $46.3 million, $27.1 million and $17.6 million in 2007, 2006 and 2005, respectively.  The Company paid dividends to BorgWarner stockholders of $39.4 million, $36.7 million and $31.8 million in 2007, 2006 and 2005, respectively.  The Company had treasury stock purchases of $47.0 million in 2007.

The Company has a revolving multi-currency credit facility, which provides for borrowings up to $600 million through July 2009.  The credit facility agreement is subject to the usual terms and conditions applied by banks to an investment grade company.  The Company was in compliance with all covenants for all periods presented. In addition to the credit facility, the Company has $50 million available under a shelf registration statement on file with the Securities and Exchange Commission under which a variety of debt instruments could be issued.  The Company also has access to the commercial paper market through a $50 million accounts receivable securitization facility, which is rolled over annually.  From a credit quality perspective, the Company has an investment grade credit rating of A- from Standard & Poor’s and Baa1 from Moody’s.  The Moody’s rating was upgraded from Baa2 to Baa1 on February 11, 2008.  The outlook from both agencies is stable.

The Company’s significant contractual obligation payments at December 31, 2007 are as follows:

millions of dollars	Total	2008	2009-2010	2011-2012	After 2012
Other post employment benefits excluding pensions (a)	$916.4	$32.3	$66.7	$69.2	$748.2
Unfunded pension plans (b)	72.9	5.8	13.3	13.1	40.7
Notes payable and long-term debt	638.9	63.7	153.0	6.7	415.5
Projected interest payments (c)	342.4	32.4	48.2	38.4	223.4
Non-cancelable operating leases (d)	64.6	26.7	14.3	9.9	13.7
Capital spending obligations	73.5	73.5	-	-	-
Income tax payments (e)	6.6	6.6	-	-	-
Total (f)	$2,115.3	$241.0	$295.5	$137.3	$1,441.5

(a)
Other post employment benefits excluding pensions include anticipated future payments to cover retiree medical and life insurance benefits. See Note 11 to the Consolidated Financial Statements for disclosures related to the Company’s pension and other post employment benefits.

(b)
Amount contained in "After 2012" column includes estimated payments through 2017. Since the timing and amount of payments for funded defined benefit pension plans are not certain for future years, such payments have been excluded from this table. The Company expects to contribute a total of $10 million to $20 million into all defined benefit pension plans during 2008. See Note 11 to the Consolidated Financial Statements for disclosures related to the Company’s pension and other post employment benefits.

(c)
Projection is based upon actual fixed rates where appropriate, and a projected floating rate for the variable rate portion of the total debt portfolio. The floating rate projection is based upon current market conditions and rounded to the nearest 50th basis point (0.50%), which is 4.5% for this purpose.  Projection is also based upon debt being redeemed upon maturity.

(d)
2008 includes $12.2 million for the guaranteed residual value of production equipment with a lease that expires in 2008. Please see Note 15 to the Consolidated Financial Statements for details concerning this lease.

(e)	See Note 4 to the Consolidated Financial Statements for disclosures related to the Company's income taxes.

(f)	The Company has firm non-cancelable purchase obligations to buy production inventory in 2008 amounting to $17.2 Million. The Company has no inventory purchase obligations extending beyond 2008.

We believe that the combination of cash from operations, cash balances, available credit facilities and the shelf registration will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future.  We will continue to balance our needs for internal growth, external growth, debt reduction, dividends and share repurchase.

Off Balance Sheet Arrangements

As of December 31, 2007, the accounts receivable securitization facility was sized at $50 million and has been in place with its current funding partner since January 1994.  This facility sells accounts receivable without recourse.

The Company has certain leases that are recorded as operating leases.  Types of operating leases include leases on the headquarters facility, an airplane, vehicles, and certain office equipment.  The Company also has a lease obligation for production equipment at one of its facilities.  The total expected future cash outlays for all lease obligations at the end of 2007 is $64.6 million.  See Note 15 to the Consolidated Financial Statements for more information on operating leases, including future minimum payments.

The Company has guaranteed the residual values of the leased production equipment.  The guarantees extend through the maturity of the underlying lease, which is in 2008.  In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $12.2 million.  The Company has accrued $6.0 million as an expected loss on this guarantee, which is expected to be paid in 2008.

Pension and Other Post Employment Benefits

The Company’s policy is to fund its defined benefit pension plans in accordance with applicable government regulations and to make additional contributions when management deems it appropriate.  At December 31, 2007, all legal funding requirements had been met.  The Company contributed $12.4 million to its defined benefit pension plans in 2007 and $17.5 million in 2006.  The Company expects to contribute a total of $10 million to $20 million in 2008.

The funded status of all pension plans changed to a net unfunded position of $(136.5) million at the end of 2007 from a net unfunded position of $(125.4) million at the end of 2006.

Other post employment benefits primarily consist of post employment health care benefits for certain employees and retirees of the Company’s U.S. operations.  The Company funds these benefits as retiree claims are incurred.  Other post employment benefits had an unfunded status of $(373.1) million at the end of 2007 and $(513.6) million at the end of 2006.  The unfunded levels decreased due to an increase in the discount rate assumption and changes in certain plan designs.

The Company believes it will be able to fund the requirements of these plans through cash generated from operations or other available sources of financing for the foreseeable future.

See Note 11 to the Consolidated Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

OTHER MATTERS

Contingencies

In the normal course of business, the Company and its subsidiaries are parties to various commercial and legal claims, actions and complaints, including matters involving warranty claims, intellectual property claims, general liability and various other risks.  See Notes 8 and 14 to the Consolidated Financial Statements.  It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these commercial and legal matters or, if not, what the impact might be.  The Company’s environmental and product liability contingencies are discussed separately below.  The Company’s management does not expect that the results of these commercial and legal claims, actions and complaints will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Environmental

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (“PRPs”) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (“Superfund”) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 34 such sites.  Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

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

Based on information available to the Company (which in most cases includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors), the Company has established an accrual for indicated environmental liabilities with a balance at December 31, 2007, of $14.5 million.  Excluding the Crystal Springs site discussed below for which $4.9 million has been accrued, the Company has accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company’s results of operations, cash flows or financial condition.  The Company expects to pay out substantially all of the $14.5 million accrued environmental liability over the next three to five years.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities, then unknown to the Company, relating to the past operations of Kuhlman Electric.  The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company’s acquisition of Kuhlman Electric’s parent company, Kuhlman Corporation, in 1999.  During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant.  The Company is continuing to work with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate and remediate to the extent necessary, if any, historical contamination at the plant and surrounding area.  Kuhlman Electric and others, including the Company, were sued in numerous related lawsuits, in which multiple claimants alleged personal injury and property damage.  In 2005, the Company and other defendants, including the Company’s subsidiary, Kuhlman Corporation, entered into settlements that resolved approximately 99% of the then known personal injury and property damage claims relating to the alleged environmental contamination.  Those settlements involved payments by the defendants of $28.5 million in the second half of 2005 and $15.7 million in the first quarter of 2006, in exchange for, among other things, dismissal with prejudice of these lawsuits.

In December 2007, a lawsuit was filed against Kuhlman Electric and others, including the Company, on behalf of approximately 209 plaintiffs, alleging personal injury relating to the alleged environmental contamination.  Given the early stage of litigation, the Company cannot make any prediction as to the outcome but its current intention is to vigorously defend against the suit.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143 (“FIN 47”), which requires the Company to recognize legal obligations to perform asset retirements in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Certain government regulations require the removal and disposal of asbestos from an existing facility at the time the facility undergoes major renovations or is demolished.  The liability exists because the facility will not last forever, but it is conditional on future renovations (even if there are no immediate plans to remove the materials, which pose no health or safety hazard in their current condition).  Similarly, government regulations require the removal or closure of underground storage tanks (“USTs”) when their use ceases, the disposal of polychlorinated biphenyl (“PCB”) transformers and capacitors when their use ceases, and the disposal of used furnace bricks and liners, and lead-based paint in conjunction with facility renovations or demolition.  The Company currently has 17 manufacturing locations that have been identified as containing these items.  The fair value to remove and dispose of this material has been estimated and recorded at $1.0 million as of December 31, 2007 and 2006, respectively.

Product Liability

Like many other industrial companies who have historically operated in the U.S., the Company (or parties the Company is obligated to indemnify) continues to be named as one of many defendants in asbestos-related personal injury actions.  Management believes that the Company’s involvement is limited because, in general, these claims relate to a few types of automotive friction products that were manufactured many years ago and contained encapsulated asbestos.  The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm.  As of December 31, 2007, the Company had approximately 42,000 pending asbestos-related product liability claims.  Of these outstanding claims, approximately 32,000 are pending in just three jurisdictions, where significant tort reform activities are underway.

The Company’s policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment.  The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers.  In 2007, of the approximately 4,400 claims resolved, only 194 (4.4%) resulted in any payment being made to a claimant by or on behalf of the Company.  In 2006, of the approximately 27,000 claims resolved, only 169 (0.6%) resulted in any payment being made to a claimant by or on behalf of the Company.

Prior to June 2004, the settlement and defense costs associated with all claims were covered by the Company’s primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding arrangement.  In June 2004, primary layer insurance carriers notified the Company of the alleged exhaustion of their policy limits.  This led the Company to access the next available layer of insurance coverage.  Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding arrangement.  To date, the Company has paid $30.3 million in defense and indemnity in advance of insurers’ reimbursement and has received $9.7 million in cash from insurers.  The outstanding balance of $20.6 million is expected to be fully recovered.  Timing of the recovery is dependent on final resolution of the declaratory judgment action referred to below.  At December 31, 2006, insurers owed $11.7 million in association with these claims.

At December 31, 2007, the Company has an estimated liability of $39.6 million for future claims resolutions, with a related asset of $39.6 million to recognize the insurance proceeds receivable by the Company for estimated losses related to claims that have yet to be resolved.  Insurance carrier reimbursement of 100% is expected based on the Company’s experience, its insurance contracts and decisions received to date in the declaratory judgment action referred to below.  At December 31, 2006, the comparable value of the insurance receivable and accrued liability was $39.9 million.

The amounts recorded in the Consolidated Balance Sheets related to the estimated future settlement of existing claims are as follows:

millions of dollars	2007	2006
Assets:
Prepayments and other current assets	$20.1	$23.3
Other non-current assets	19.5	16.6
Total insurance receivable	$39.6	$39.9

Liabilities:
Accounts payable and accrued expenses	$20.1	$23.3
Other non-current liabilities	19.5	16.6
Total accrued liability	$39.6	$39.9

The Company cannot reasonably estimate possible losses, if any, in excess of those for which it has accrued, because it cannot predict how many additional claims may be brought against the Company (or parties the Company has an obligation to indemnify) in the future, the allegations in such claims, the possible outcomes, or the impact of tort reform legislation that may be enacted at the State or Federal levels.

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

Although it is impossible to predict the outcome of pending or future claims or the impact of tort reform legislation that may be enacted at the State or Federal levels, due to the encapsulated nature of the products, the Company’s experiences in aggressively defending and resolving claims in the past, and the Company’s significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company’s results of operations, cash flows or financial condition.

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

Revenue Recognition

The Company recognizes revenue when title and risk of loss pass to the customer, which is usually upon shipment of product.  Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

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

See Note 18 to the Consolidated Financial Statements for more information regarding the 2006 impairment of long-lived assets.

Goodwill

The Company annually reviews its goodwill for impairment in the fourth quarter of each year for all of its reporting units, or when events and circumstances warrant such a review.  This review utilizes the “two-step impairment test” required under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, and requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates.  The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty.  We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses.  We believe that the assumptions and estimates used to determine the estimated fair values of each of our reporting units are reasonable.  However, different assumptions could materially affect the estimated fair value.  The goodwill impairment test was performed in December 2007, 2006 and 2005.  The Company recognized goodwill impairment of $0.2 million in 2006 related to the Drivetrain segment.  No goodwill impairment was noted in 2007 and 2005.

See Note 7 to the Consolidated Financial Statements for more information regarding goodwill.

Environmental Accrual

We work with outside experts to determine a range of potential liability for environmental sites.  The ranges for each individual site are then aggregated into a loss range for the total accrued liability.  Management’s estimate of the loss range for 2007 is between $14.4 million and $25.1 million.  We record an accrual at the most probable amount within the range unless one cannot be determined; in which case we record the accrual at the low end of the range.  At the end of 2007, our total accrued environmental liability including our conditional asset retirement obligation under FIN 47 was $15.5 million.

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

The Company’s approach to establishing the discount rate is based upon the market yields of high-quality corporate bonds, with appropriate consideration of each plan’s defined benefit payment terms and duration of the liabilities.  The discount rate assumption is typically rounded up or down to the nearest 25 basis points for each plan.  As a sensitivity measure for the Company’s pension plans, a decrease of 25 basis points to the discount rate would increase the Company’s 2008 expense by approximately $0.8 million.  As for the Company’s other post employment benefit plans, a decrease of 25 basis points to the discount rate would increase the Company’s 2008 expense by approximately $0.4 million.

The Company determines its expected return on plan asset assumptions by evaluating estimates of future market returns and the plans’ asset allocation.  The Company also considers the impact of active management of the plans’ invested assets.  The Company’s expected return on assets assumption reflects the asset allocation of each plan.  For sensitivity purposes, a 25 basis point decrease in the long-term return on assets would increase the 2008 pension expense by approximately $1.3 million.

The Company determines its health care inflation rate for its other post employment benefit plans by evaluating the circumstances surrounding the plan design, recent experience and health care economics.  For sensitivity purposes, a one percentage point increase in the assumed health care cost trend would increase the Company’s projected benefit obligation by $27.4 million at December 31, 2007, and would increase the 2008 expense by $2.2 million.

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

The Company is subject to income taxes in the U.S. and numerous non-U.S. jurisdictions.  Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities.  In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is less than certain.  The Company is regularly under audit by the various applicable tax authorities.  Accruals for income tax contingencies are provided for in accordance with the requirements of FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.  The Company’s federal and certain state income tax returns and certain non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities.  Although the outcome of tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions included amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities.  At December 31, 2007, the Company has recorded a liability for its best estimate of the probable loss on certain of its tax positions, which is included in other non-current liabilities.  Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

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

On December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”).  FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet.  The funded status of all overfunded plans are aggregated and recognized as a non-current asset on the balance sheet.  The funded status of all underfunded plans are aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet.  A current liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis.  FAS 158 also requires the measurement date of a plan’s assets and its obligations to be the employer’s fiscal year-end date, for which the Company already complies.  Additionally, FAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs.  The incremental effect of applying FAS 158 to the Company’s Consolidated Balance Sheet as of December 31, 2006 was to increase non-current deferred tax assets by $88.8 million and retirement-related liabilities by $187.3 million and to decrease accumulated other comprehensive income (loss) by $98.5 million.  See Note 11 to the Consolidated Financial Statements for more information regarding FAS 158.

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”).  The interpretation prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.  FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes.  The Company adopted the provisions of FIN 48 on January 1, 2007.  As a result of the implementation of FIN 48, the Company recognized a $16.6 million reduction to its January 1, 2007 retained earnings balance.

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

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”).  FAS 159 allows entities to irrevocably elect to recognize most financial assets and financial liabilities at fair value on an instrument-by-instrument basis.  The stated objective of FAS 159 is to improve financial reporting by giving entities the opportunity to elect to measure certain financial assets and liabilities at fair value in order to mitigate earnings volatility caused when related assets and liabilities are measured differently.  FAS 159 is effective for the Company beginning with its quarter ending March 31, 2008.  The adoption of FAS 159 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141(R)”).  FAS 141(R) establishes principles and requirements for recognizing identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree, goodwill acquired in the combination or the gain from a bargain purchase, and disclosure requirements.  Under this revised statement, all costs incurred to effect an acquisition will be recognized separately from the acquisition.  Also, restructuring costs that are expected but the acquirer is not obligated to incur will be recognized separately from the acquisition.  FAS 141(R) is effective for the Company beginning with its quarter ending March 31, 2009.  The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (“FAS 160”).  FAS 160 requires that ownership interests in subsidiaries held by parties other than the parent are clearly identified.  In addition, it requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the income statement.  FAS 160 is effective for the Company beginning with its quarter ending March 31, 2009.  The adoption of FAS 160 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

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

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates.  The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs.  The Company selectively uses interest rate swaps to reduce market value risk associated with changes in interest rates (fair value hedges).  At the end of 2007, the amount of net debt with fixed interest rates was 56.4% of total debt, including the impact of the interest rate swaps.  Our earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to floating money market rates.  A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense for 2007 of approximately $1.8 million, and $2.1 million in 2006.

We also measure interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates.  Fair value is estimated using a discounted cash flow analysis.  Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2007, the net fair value of these instruments would increase by approximately $26 million if interest rates decreased and would decrease by approximately $24 million if interest rates increased.  Our interest rate sensitivity analysis assumes a constant shift in interest rate yield curves.  The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.  Interest rate sensitivity at December 31, 2006, measured in a similar manner, was slightly less than at December 31, 2007.

Foreign Currency Exchange Rate Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates.  Currently, our most significant currency exposures relate to the British Pound, the Euro, the Hungarian Forint, the Japanese Yen, and the South Korean Won.  We mitigate our foreign currency exchange rate risk principally by establishing local production facilities and related supply chain participants in the markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans and cross currency swaps.  Such non-U.S. Dollar debt was $413.5 million as of December 31, 2007 and $473.4 million as of December 31, 2006.  We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments.  In addition, the Company periodically enters into forward currency contracts in order to reduce exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency.  As of December 31, 2007, the Company was holding foreign exchange derivatives with a positive market value of $1.9 million, all maturing in less than one year.  Derivative contracts with negative value amounted to $(9.9) million, of which $(5.9) million matures in less than one year.

Commodity Price Risk

Commodity price risk is the possibility that we will incur economic losses due to adverse changes in the cost of raw materials used in the production of our products.  Commodity forward and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals and natural gas consumption used in the manufacturing of vehicle components.  As of December 31, 2007, the Company had forward and option commodity contracts with a total notional value of $67.3 million.  As of December 31, 2007, the Company was holding commodity derivatives with positive and negative fair market values of $0.1 million and $(18.4) million, respectively, of which $0.1 million in gains and ($14.5) million in losses mature in less than one year.

Disclosure Regarding Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management’s current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, which could cause actual results to differ materially from those expressed, projected or implied in or by the forward-looking statements.  Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including the factors identified under Item 1A, “Risk Factors,” in its most recently filed annual report on Form 10-K.  The Company does not undertake any obligation to update any forward-looking statement.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.  The internal control process includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

Based on management’s assessment and those criteria, we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

Deloitte & Touche LLP, the Company’s independent registered public accounting firm, who audited the Company’s financial statements included in this Annual Report, and has issued an attestation report appearing in Item 9A on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

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

February 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BorgWarner Inc.:
Auburn Hills, Michigan

We have audited the accompanying consolidated balance sheets of BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income (loss) for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and Consolidated Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting in 2007 for income taxes as a result of adopting FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and in 2006 for employee stock-based compensation as a result of adopting SFAS No. 123 (R), Share-Based Payment, and for defined benefit pension and other postretirement plans as a result of adopting SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Detroit, Michigan
February 14, 2008

BORGWARNER INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

millions of dollars, except share and per share amounts
For the Year Ended December 31,	2007	2006	2005
Net sales	$5,328.6	$4,585.4	$4,293.8
Cost of sales	4,378.7	3,735.5	3,440.0
Gross profit	949.9	849.9	853.8
Selling, general and administrative expenses	531.9	498.1	495.9
Restructuring expense	-	84.7	-
Other (income) expense	(6.8)	(7.5)	34.8
Operating income	424.8	274.6	323.1
Equity in affiliates' earnings, net of tax	(40.3)	(35.9)	(28.2)
Interest expense and finance charges	34.7	40.2	37.1
Earnings before income taxes and minority interest	430.4	270.3	314.2
Provision for income taxes	113.9	32.4	55.1
Minority interest, net of tax	28.0	26.3	19.5
Net earnings	$288.5	$211.6	$239.6

Earnings per share - basic	$2.49	$1.84	$2.11

Earnings per share - diluted	$2.45	$1.83	$2.09

Average shares outstanding (thousands):
Basic	116,002	114,806	113,416
Diluted	117,840	115,942	114,796

See Accompanying Notes to Consolidated Financial Statements.

BORGWARNER INC. AND CONSOLIDATED SUBSIDIAIRIES
CONSOLIDATED BALANCE SHEETS

millions of dollars
December 31,	2007	2006
ASSETS
Cash	$188.5	$123.3
Marketable securities	14.6	59.1
Receivables, net	802.4	744.0
Inventories, net	447.6	386.9
Deferred income taxes	42.8	33.7
Prepayments and other current assets	84.4	90.5
Total current assets	1,580.3	1,437.5

Property, plant and equipment, net	1,609.1	1,460.7
Investments and advances	255.1	198.0
Goodwill	1,168.2	1,086.5
Other non-current assets	345.8	401.3
Total assets	$4,958.5	$4,584.0

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current portion of long-term debt	$63.7	$151.7
Accounts payable and accrued expenses	993.0	843.4
Income taxes payable	27.2	39.7
Total current liabilities	1,083.9	1,034.8

Long-term debt	572.6	569.4
Other non-current liabilities:
Retirement-related liabilities	500.4	660.9
Other	362.6	281.4
Total other non-current liabilities	863.0	942.3

Minority interest in consolidated subsidiaries	117.9	162.1
Capital stock:
Preferred stock, $0.01 par value; authorized shares: 5,000,000; none issued	-	-
Common stock, $0.01 par value; authorized shares: 150,000,000;
issued shares: 2007, 117,206,709 and 2006, 115,394,568;
outstanding shares: 2007, 116,128,572 and 2006, 115,386,600	1.2	0.6
Non-voting common stock, $0.01 par value;
authorized shares: 25,000,000; none issued and outstanding	-	-
Capital in excess of par value	943.4	871.1
Retained earnings	1,295.9	1,064.1
Accumulated other comprehensive income (loss)	127.1	(60.3)
Common stock held in treasury, at cost: 1,078,137 shares in 2007 and
7,968 shares in 2006	(46.5)	(0.1)
Total stockholders' equity	2,321.1	1,875.4
Total liabilities and stockholders' equity	$4,958.5	$4,584.0

See Accompanying Notes to Consolidated Financial Statements.

BORGWARNER INC. AND CONSOLIDATED SUBSIDIAIRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

millions of dollars
For the Year Ended December 31,	2007	2006	2005

OPERATING
Net earnings	$288.5	$211.6	$239.6
Adjustments to reconcile net earnings to net cash flows from operations:
Non-cash charges (credits) to operations:
Depreciation and tooling amortization	243.1	239.1	223.8
Amortization of intangible assets and other	21.5	17.5	31.7
Restructuring expense, net of cash paid	-	79.4	-
Gain on sales of businesses, net of tax	-	(3.6)	(6.3)
Stock option compensation expense	16.3	12.7	-
Deferred income tax benefit	(29.9)	(46.4)	(32.4)
Equity in affiliates' earnings, net of dividends received, minority interest and other	16.0	38.8	7.6
Net earnings adjusted for non-cash charges (credits) to operations	555.5	549.1	464.0
Changes in assets and liabilities, net of effects of acquisitions and divestitures:
Receivables	(6.2)	(57.4)	(79.6)
Inventories	(34.7)	(32.7)	(30.1)
Prepayments and other current assets	9.0	(25.2)	19.9
Accounts payable and accrued expenses	94.2	(8.1)	137.6
Income taxes payable	(15.1)	0.5	(61.7)
Other non-current assets and liabilities	0.8	15.9	(53.6)
Net cash provided by operating activities	603.5	442.1	396.5

INVESTING
Capital expenditures, including tooling outlays	(293.9)	(268.3)	(292.5)
Payments for businesses acquired, net of cash acquired	(138.8)	(63.7)	(477.2)
Net proceeds from asset disposals	17.3	3.6	9.5
Purchases of marketable securities	(13.0)	(41.5)	(52.3)
Proceeds from sales of marketable securities	60.4	28.8	58.2
Proceeds from sale of businesses	-	-	54.2
Net cash used in investing activities	(368.0)	(341.1)	(700.1)

FINANCING
Net (decrease) increase in notes payable	(92.6)	(27.7)	136.2
Additions to long-term debt	20.0	289.1	168.7
Repayments of long-term debt	(29.1)	(296.6)	(160.2)
Payment for purchase of treasury stock	(47.0)	-	-
Proceeds from stock options exercised, net of tax benefit	46.3	27.1	17.6
Dividends paid to BorgWarner stockholders	(39.4)	(36.7)	(31.8)
Dividends paid to minority shareholders	(17.5)	(15.1)	(8.2)
Net cash (used in) provided by financing activities	(159.3)	(59.9)	122.3
Effect of exchange rate changes on cash	(11.0)	(7.5)	41.3
Net increase (decrease) in cash	65.2	33.6	(140.0)
Cash at beginning of year	123.3	89.7	229.7
Cash at end of year	$188.5	$123.3	$89.7

SUPPLEMENTAL CASH FLOW INFORMATION
Net cash paid during the year for:
Interest	$42.7	$45.0	$41.5
Income taxes	91.6	83.8	121.5
Non-cash financing transactions:
Stock performance plans	$10.0	$3.0	$2.6
Restricted common stock for non-employee directors	0.3	0.5	0.9
Total debt assumed from business acquired	-	-	30.0

See Accompanying Notes to Consolidated Financial Statements.

BORGWARNER INC. AND CONSOLIDATED SUBSIDIAIRIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

			millions of dollars

	Number of shares		Stockholders' equity
							Accumulated
	Issued	Common	Issued	Capital in			other
	common	stock in	common	excess of	Treasury	Retained	comprehensive	Comprehensive
	stock	treasury	stock	par value	stock	earnings	income (loss)	income (loss)
Balance, January 1, 2005	112,722,334	(7,968)	$0.6	$797.1	$(0.1)	$681.4	$55.2
Dividends declared	-	-	-	-	-	(31.8)	-
Stock incentive plans	1,425,280	-	-	28.1	-	-	-
Executive stock plan	97,138	-	-	2.6	-	-	-
Net issuance of restricted stock,
less amortization	32,198	-	-	(0.2)	-	-	-
Net earnings	-	-	-	-	-	239.6	-	$239.6
Defined benefit post employment plans	-	-	-	-	-	-	(30.3)	(30.3)
Net unrealized gain (loss) on
available-for-sale securities	-	-	-	-	-	-	(0.3)	(0.3)
Currency translation and hedge
instruments adjustments	-	-	-	-	-	-	(97.7)	(97.7)
Balance, December 31, 2005	114,276,950	(7,968)	$0.6	$827.6	$(0.1)	$889.2	$(73.1)	$111.3
Dividends declared	-	-	-	-	-	(36.7)	-
Stock option expense	-	-	-	12.7	-	-	-
Stock incentive plans	994,372	-	-	27.1	-	-	-
Executive stock plan	100,550	-	-	3.0	-	-	-
Net issuance of restricted stock,
less amortization	22,696	-	-	0.7	-	-	-
Net earnings	-	-	-	-	-	211.6	-	$211.6
FAS 158 incremental effect	-	-	-	-	-	-	(98.5)
Defined benefit post employment plans	-	-	-	-	-	-	18.1	18.1
Net unrealized gain (loss) on
available-for-sale securities	-	-	-	-	-	-	1.8	1.8
Currency translation and hedge
instruments adjustments	-	-	-	-	-	-	91.4	91.4
Balance, December 31, 2006	115,394,568	(7,968)	$0.6	$871.1	$(0.1)	$1,064.1	$(60.3)	$322.9
Dividends declared	-	-	-	-	-	(39.4)
Stock split	-	-	0.6	-	-	(0.6)	-
Stock option expense	-	-	-	16.3	-	-	-
Stock incentive plans	1,725,339	19,083	-	45.7	0.6	(0.1)	-
Executive stock plan	78,170	-	-	10.0	-	-	-
Net issuance of restricted stock,
less amortization	8,632	-	-	0.3	-	-	-
Purchases of treasury stock	-	(1,089,252)	-	-	(47.0)	-	-
FIN 48 adoption	-	-	-	-	-	(16.6)	-
Net earnings	-	-	-	-	-	288.5	-	$288.5
Defined benefit post employment plans	-	-	-	-	-	-	70.6	70.6
Net unrealized gain (loss) on available-for-sale securities	-	-	-	-	-	-	(0.1)	(0.1)
Currency translation and
hedge instruments adjustments	-	-	-	-	-	-	116.9	116.9
Balance, December 31, 2007	117,206,709	(1,078,137)	$1.2	$943.4	$(46.5)	$1,295.9	$127.1	$475.9

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the “Company”) is a leading global supplier of highly engineered systems and components primarily for powertrain applications.  These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport-utility vehicles, crossover vehicles, trucks, commercial transportation products and industrial equipment and to certain Tier One vehicle systems suppliers.  The Company’s products fall into two reporting segments:  Engine and Drivetrain.

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

Concentrations of risk  Cash is maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal risk.

The Company performs ongoing credit evaluations of its suppliers and customers and, with the exception of certain financing transactions, does not require collateral from its customers.  The Company’s customers are primarily original equipment manufacturers of passenger cars, sport-utility vehicles, crossover vehicles, trucks, commercial transportation products and industrial equipment.

Some automotive parts suppliers continue to experience commodity cost pressures and the effects of industry overcapacity.  These factors have increased pressure on the industry's supply base, as suppliers cope with higher commodity costs, lower production volumes and other challenges.  The Company receives certain of its raw materials from sole suppliers or a limited number of suppliers.  The inability of a supplier to fulfill supply requirements of the Company could materially affect future operating results.

Principles of consolidation  The Consolidated Financial Statements include all majority-owned subsidiaries.  All inter-company accounts and transactions have been eliminated in consolidation.

Revenue recognition  The Company recognizes revenue when title and risk of loss pass to the customer, which is usually upon shipment of product.  Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Cash Cash is valued at fair market value.  It is the Company's policy to classify all highly liquid investments with original maturities of three months or less as cash.

Marketable securities  Marketable securities are classified as available-for-sale.  These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders’ equity until realized.

See Note 5 to the Consolidated Financial Statements for more information on marketable securities.

Accounts receivable  The Company securitizes and sells certain receivables through third party financial institutions without recourse.  The amount sold can vary each month based on the amount of underlying receivables.  The maximum size of the facility has been set at $50 million since fourth quarter 2003.

During the years ended December 31, 2007 and 2006, total cash proceeds from sales of accounts receivable were $600 million.  The Company paid servicing fees related to these receivables of $2.9 million, $2.7 million and $1.8 million in 2007, 2006 and 2005, respectively.  These amounts are recorded in interest expense and finance charges in the Consolidated Statements of Operations.  At December 31, 2007 and 2006, the Company had sold $50 million of receivables under a Receivables Transfer Agreement for face value without recourse.

Inventories  Inventories are valued at the lower of cost or market.  Cost of U.S. inventories is determined by the last-in, first-out (“LIFO”) method, while the foreign operations use the first-in, first-out (“FIFO”) or average-cost methods.  Inventory held by U.S. operations was $135.9 million and $122.1 million at December 31, 2007 and 2006, respectively.  Such inventories, if valued at current cost instead of LIFO, would have been greater by $13.5 million in 2007 and $12.4 million in 2006.

See Note 6 to the Consolidated Financial Statements for more information on inventories.

Pre-production costs related to long-term supply arrangements Engineering, research and development, and other design and development costs for products sold on long-term supply arrangements are expensed as incurred unless the Company has a contractual guarantee for reimbursement from the customer.  Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company either has title to the assets or has the non-cancelable right to use the assets during the term of the supply arrangement are capitalized in property, plant and equipment.  Capitalized items specifically designed for a supply arrangement are amortized to cost of sales over the shorter of the term of the arrangement or over the estimated useful lives of the assets, typically 3 to 5 years.  Carrying values of assets capitalized according to the foregoing policy are reviewed for impairment when events and circumstances warrant such a review.  Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company has a contractual guarantee for lump sum reimbursement from the customer are capitalized in prepayments and other current assets.

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

Impairment of long-lived assets  The Company reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows.  If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations.  Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.  Significant judgments and estimates used by management when evaluating long-lived assets for impairment include: (i) an assessment as to whether an adverse event or circumstance has triggered the need for an impairment review; and  (ii) undiscounted future cash flows generated by the asset.  The Company recognized $56.4 million in impairment of long-lived assets in 2006 as part of the restructuring expenses.

See Note 18 to the Consolidated Financial Statements for more information regarding the 2006 impairment of long-lived assets.

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

See Note 8 to the Consolidated Financial Statements for more information on product warranties.

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

Foreign currency The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures.  The local currency is the functional currency for substantially all the Company’s foreign subsidiaries.  Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders’ equity.  The Company recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred, except for those transactions which hedge purchase commitments and for those intercompany balances which are designated as long-term investments.  Net income included foreign currency transaction gains of $4.4 million, $1.6 million and $1.3 million in 2007, 2006 and 2005, respectively.

See Note 13 to the Consolidated Financial Statements for more information on other comprehensive income (loss).

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

On December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”).  FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet.  The funded status of all overfunded plans are aggregated and recognized as a non-current asset on the balance sheet.  The funded status of all underfunded plans are aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet.  A current liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis.  FAS 158 also requires the measurement date of a plan’s assets and its obligations to be the employer’s fiscal year-end date, for which the Company already complies.  Additionally, FAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs.  The incremental effect of applying FAS 158 to the Company’s Consolidated Balance Sheet as of December 31, 2006 was to increase non-current deferred tax assets by $88.8 million and retirement-related liabilities by $187.3 million and to decrease accumulated other comprehensive income (loss) by $98.5 million.  See Note 11 to the Consolidated Financial Statements for more information regarding FAS 158.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.  FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes.  The Company adopted the provisions of FIN 48 on January 1, 2007.  As a result of the implementation of FIN 48, the Company recognized a $16.6 million reduction to its January 1, 2007 retained earnings balance.

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

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”).  FAS 159 allows entities to irrevocably elect to recognize most financial assets and financial liabilities at fair value on an instrument-by-instrument basis.  The stated objective of FAS 159 is to improve financial reporting by giving entities the opportunity to elect to measure certain financial assets and liabilities at fair value in order to mitigate earnings volatility caused when related assets and liabilities are measured differently.  FAS 159 is effective for the Company beginning with its quarter ending March 31, 2008.  The adoption of FAS 159 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141(R)”).  FAS 141(R) establishes principles and requirements for recognizing identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree, goodwill acquired in the combination or the gain from a bargain purchase, and disclosure requirements.  Under this revised statement, all costs incurred to effect an acquisition will be recognized separately from the acquisition.  Also, restructuring costs that are expected but the acquirer is not obligated to incur will be recognized separately from the acquisition.  FAS 141(R) is effective for the Company beginning with its quarter ending March 31, 2009.  The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (“FAS 160”).  FAS 160 requires that ownership interests in subsidiaries held by parties other than the parent are clearly identified.  In addition, it requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the income statement.  FAS 160 is effective for the Company beginning with its quarter ending March 31, 2009.  The adoption of FAS 160 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 2
RESEARCH AND DEVELOPMENT COSTS

The following table presents the Company’s gross and net expenditures on research and development (“R&D”) activities:

millions of dollars
Year Ended December 31,	2007	2006	2005
Gross R&D expenditures	$246.7	$219.5	$194.3
Customer reimbursements	(35.9)	(31.8)	(33.3)
Net R&D expenditures	$210.8	$187.7	$161.0

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

NOTE 3
OTHER (INCOME) EXPENSE

Items included in other (income) expense consist of:

millions of dollars
Year Ended December 31,	2007	2006	2005
Interest income	$(6.7)	$(3.2)	$(4.2)
Net gain on sale of businesses	-	(4.8)	(4.7)
Net loss (gain) on asset disposals	0.6	1.0	(1.4)
Crystal Springs related settlement (Note 14)	-	-	45.5
Other	(0.7)	(0.5)	(0.4)
Total other (income) expense	$(6.8)	$(7.5)	$34.8

NOTE 4
INCOME TAXES

Earnings before income taxes and the provision for income taxes are presented in the following table.

millions of dollars	2007			2006			2005
Year Ended December 31,	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
Earnings before taxes	$48.4	$382.0	$430.4	$(27.2)	$297.5	$270.3	$46.8	$267.4	$314.2
Provision for income taxes:
Current:
Federal/foreign	36.6	106.2	142.8	(11.1)	87.7	76.6	(10.0)	94.6	84.6
State	1.0	-	1.0	2.2	-	2.2	2.9	-	2.9
Total current	37.6	106.2	143.8	(8.9)	87.7	78.8	(7.1)	94.6	87.5
Deferred	(10.0)	(19.9)	(29.9)	(27.4)	(19.0)	(46.4)	(17.9)	(14.5)	(32.4)
Total provision for income taxes	$27.6	$86.3	$113.9	$(36.3)	$68.7	$32.4	$(25.0)	$80.1	$55.1
Effective tax rate	57.0%	22.6%	26.5%	(133.5)%	23.1%	12.0%	(53.4)%	30.0%	17.5%

The provision for income taxes resulted in an effective tax rate for 2007 of 26.5% compared with rates of 12.0% in 2006 and 17.5% in 2005.  The effective tax rate of 26.5% for 2007 differs from the U.S. statutory rate primarily due to: a) foreign rates which differ from those in the U.S.; b) realization of certain business tax credits including R&D and foreign tax credits; c) other permanent items, including equity in affiliates’ earnings and Medicare prescription drug benefit; d) the tax effects of other miscellaneous dispositions; e) the change of tax accrual accounts upon conclusion of certain tax audits; and f) adjustments to various tax accounts, including changes in tax laws, primarily in Europe.  If the effects of the tax accrual changes, the other miscellaneous dispositions, the adjustments to tax accounts and the changes in tax laws are not taken into account, the Company's effective tax rate associated with its on-going business operations was 27.1%.  This rate was higher than the 2006 tax rate for on-going operations of 26.0% primarily due to changes in the mix of global pre-tax income and changes in tax rates among taxing jurisdictions.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007.  This interpretation clarifies what criteria must be met prior to recognition of the financial statement benefit, in accordance with FASB Statement No. 109, Accounting for Income Taxes, of a position taken in a tax return.  As a result of the implementation of FIN 48, the Company recognized a $16.6 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.  At January 1, 2007, the balance of gross unrecognized tax benefits was $50.5 million.  Included in the balance at January 1, 2007 are $43.1 million of tax positions that are permanent in nature and, if recognized, would reduce the effective tax rate.  However, the Company’s federal, certain state and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from the amounts accrued for each year.  As noted below, the Company is currently under an Internal Revenue Service (“IRS”) examination for the years 2002-2004.

In the fourth quarter of 2007, the IRS issued Form 870 for the agreed upon assessments related to the Company’s U.S. income tax returns for the years 2002 through 2004 in which the IRS proposed certain adjustments to the Company’s income tax positions.  Based on the issuance of this document, the Company updated its analysis of various uncertain income tax positions identified at January 1, 2007.

Following is a reconciliation of the Company’s total gross unrecognized tax benefits for the year-to-date period ended December 31, 2007.  Of the total $71.7 million of unrecognized tax benefits, approximately $62.5 million of this total represents the amount that, if recognized, would affect the Company’s effective income tax rate in future periods.  This amount differs from the gross unrecognized tax benefits presented in the table due to the decrease in the U.S. federal income taxes which would occur upon recognition of the state tax benefits included therein.

millions of dollars
Balance, January 1, 2007	$50.5
Additions based on tax positions related to current year	1.2
Additions for tax positions of prior years	20.0
Reductions for tax positions of prior years	-
Settlements	-
Lapses in statutes of limitation	-
Balance, December 31, 2007	$71.7

In the first quarter of 2008, the Company made a $6.6 million cash payment to the IRS to resolve agreed upon issues of the ongoing IRS examination of the Company’s 2002-2004 tax years.  There was no reduction in the unrecognized tax benefits balance since the liability existed at December 31, 2007 and the audit is not effectively settled.  The Company also intends to initiate an appeal in 2008 on disputed issues, which is not expected to be resolved by December 31, 2008.  In first quarter 2008, there will be a reduction of approximately $6.7 million of unrecognized tax benefits due to the settlement of the agreed upon issues primarily related to the Extraterritorial Income Exclusion for the 2002-2004 tax years.  Other possible changes in the unrecognized tax benefits balance related to other examinations cannot be reasonably estimated within the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.  The Company had $5.3 million accrued at January 1, 2007 for the payment of any such interest and penalties.  The Company had approximately $9.7 million for the payment of interest and penalties accrued at December 31, 2007.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions.  The Company is no longer subject to income tax examinations by tax authorities in its major tax jurisdictions as follows:

Years No Longer
Tax Jurisdiction	Subject to Audit
U.S. Federal	2001 and prior
Brazil	2002 and prior
France	2003 and prior
Germany	2002 and prior
Hungary	2004 and prior
Italy	2001 and prior
Japan	2006 and prior
South Korea	2004 and prior
United Kingdom	2004 and prior

In certain tax jurisdictions the Company may have more than one taxpayer.  The table above reflects the status of the major taxpayers in each major tax jurisdiction.

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars	2007	2006	2005
Income taxes at U.S. statutory rate of 35%	$150.6	$94.6	$110.0
Increases (decreases) resulting from:
Income from non-U.S. sources including withholding taxes	(12.3)	(8.8)	(11.0)
State taxes, net of federal benefit	(0.6)	(1.5)	1.7
Business tax credits, net	(8.6)	(1.0)	(4.2)
Affiliates' earnings	(13.1)	(11.3)	(9.6)
Accrual adjustment and settlement of prior year tax matters	24.6	(22.9)	(26.7)
Changes in tax laws	(24.2)	(10.4)	-
Medicare prescription drug benefit	(2.1)	(3.8)	(2.6)
Capital loss limitation, net	-	5.7	(3.5)
Restructuring	-	(5.0)	-
Non-temporary differences and other	(0.4)	(3.2)	1.0
Provision for income taxes as reported	$113.9	$32.4	$55.1

In July 2007, the government of the United Kingdom enacted a statutory income tax rate reduction from 30% to 28%, effective April 1, 2008.  In August 2007, the government of Germany enacted a federal statutory income tax rate reduction from 38% to 28%, effective January 1, 2008.

Following are the gross components of deferred tax assets and liabilities as of December 31, 2007 and 2006:

millions of dollars	2007	2006
Current deferred tax assets:
Foreign tax credits	$-	$2.0
Employee related	15.5	16.5
Inventory	5.6	2.8
Warranties	2.8	3.3
Litigation & environmental	1.2	3.8
Net operating loss carryforwards	0.6	2.9
Derivatives	4.5	(0.4)
Accrued interest	0.9	1.0
Other	11.0	2.3
Total current deferred tax assets	$42.1	$34.2

Current deferred tax liabilities:
Employee related	$(1.4)	$-
Other	(1.9)	(0.9)
Total current deferred tax liabilities	$(3.3)	$(0.9)

Non-current deferred tax assets:
Pension and other post employment benefits	$102.8	$108.9
Other comprehensive income	68.0	121.4
Employee related	16.2	9.3
Litigation and environmental	3.5	3.4
Warranties	6.9	8.3
Foreign tax credits	25.0	23.6
Research and development credits	5.7	14.6
Capital loss carryforwards	19.4	10.9
Net operating loss carryforwards	9.0	10.0
Other	7.0	1.0
Total non-current deferred tax assets	$263.5	$311.4

Non-current deferred tax liabilities:
Fixed assets	$(127.5)	$(171.6)
Goodwill & intangibles	(80.8)	(39.5)
Other comprehensive income	(1.5)	(3.5)
Lease obligation - production equipment	(5.0)	(6.0)
Other	(1.7)	(4.9)
Total non-current deferred tax liabilities	$(216.5)	$(225.5)

Total	$85.8	$119.2
Valuation allowances	(24.0)	(17.0)
Net deferred tax asset	$61.8	$102.2

The deferred tax assets and liabilities recognized in the Company’s Consolidated Balance Sheets are as follows:

millions of dollars	2007	2006
Deferred income taxes - current assets	$42.8	$33.7
Deferred income taxes - current liabilities	(3.3)	(0.4)
Other non-current assets	124.4	176.9
Other non-current liabilities	(102.1)	(108.0)
Net deferred tax asset (current and non-current)	$61.8	$102.2

The deferred income taxes – current assets are primarily comprised of amounts from the U.S., France, India, Japan, Mexico and the U.K.  The deferred income taxes – current liabilities are primarily comprised of amounts from Germany.  The other non-current assets are primarily comprised of amounts from the U.S. and Korea.  The other non-current liabilities are primarily comprised of amounts from Germany, Hungary, Italy, Monaco and the U.K.

The Company has a U.S. capital loss carryforward of $52.4 million, which will expire in 2010, 2011 and 2012.  A valuation allowance of $16.8 million has been recorded for the tax effect of some of this loss carryforward.

The foreign tax credits of $25.0 million will expire beginning in 2012 through 2016.  The R&D tax credits of $5.7 million will expire beginning in 2023 through 2027.  The Company also has deferred tax assets for minimum tax credits of $1.1 million, which can be carried forward indefinitely.

At December 31, 2007, certain non-U.S. subsidiaries have net operating loss carryforwards totaling $41.7 million that are available to offset future taxable income.  Carryforwards of $20.2 million expire at various dates from 2009 through 2016 and the balance has no expiration date.  A valuation allowance of $7.2 million has been recorded for the tax effect on $21.6 million of the loss carryforwards.  Any benefit resulting from the utilization of $5.6 million of the operating loss carryforwards will be applied to reduce goodwill related to the BERU acquisition.

No deferred income taxes have been provided on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries or foreign equity affiliates totaling $1,064.5 million in 2007, as these amounts are essentially permanent in nature.  The excess amount will become taxable upon repatriation of assets, sale, or liquidation of the investment.  It is not practicable to determine the unrecognized deferred tax liability on the excess amount because the actual tax liability on the excess amount, if any, is dependent on circumstances existing when remittance occurs.

NOTE 5
MARKETABLE SECURITIES

As of December 31, 2007 and 2006, the Company had $14.6 million and $59.1 million, respectively, of highly liquid investments in marketable securities, primarily bank notes.  The securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income.  As of December 31, 2007 and 2006, $7.3 million and $45.5 million of the contractual maturities are within one to five years and $7.3 million and $13.6 million are due beyond five years, respectively.  The Company does not intend to hold these investments until maturity; rather, they are available to support current operations if needed.  Gross proceeds from sales of marketable securities were $37.0 million and $29.4 million in 2007 and 2006, respectively.  Net realized losses of $0.1 million and net realized gains of $0.6 million, based on specific identification of securities sold, have been reported in other income for the years ended December 31, 2007 and 2006, respectively.

NOTE 6
BALANCE SHEET INFORMATION

Detailed balance sheet data are as follows:

millions of dollars
December 31,	2007	2006
Receivables:
Customers	$721.9	$666.0
Other	85.7	85.8
Gross receivables	807.6	751.8
Bad debt allowance (a)	(5.2)	(7.8)
Net receivables	$802.4	$744.0
Inventories:
Raw material and supplies	$246.7	$207.4
Work in progress	99.8	100.0
Finished goods	114.6	91.9
FIFO inventories	461.1	399.3
LIFO reserve	(13.5)	(12.4)
Net inventories	$447.6	$386.9
Other current assets:
Product liability insurance receivable	$20.1	$23.3
Prepaid tax	2.2	14.5
Prepaid insurance	1.4	1.4
Other	60.7	51.3
Total other current assets	$84.4	$90.5
Property, plant and equipment:
Land	$46.3	$43.6
Buildings	558.6	508.7
Machinery and equipment	1,806.1	1,687.8
Capital leases	1.1	1.1
Construction in progress	143.4	112.8
Total property, plant and equipment	2,555.5	2,354.0
Accumulated depreciation	(1,037.9)	(988.4)
	1,517.6	1,365.6
Tooling, net of amortization	91.5	95.1
Property, plant & equipment, net	$1,609.1	$1,460.7

Investments and advances:
Investment in equity affiliates	$211.3	$178.9
Other investments and advances	43.8	19.1
Total investments and advances	$255.1	$198.0

Other non-current assets:
Deferred pension assets	$28.8	$60.4
Product liability insurance receivable	19.5	16.6
Deferred income taxes, net	124.4	176.9
Other intangible assets	139.4	120.4
Other	33.7	27.0
Total other non-current assets	$345.8	$401.3

Accounts payable and accrued expenses:
Trade payables	$626.3	$534.7
Payroll and related	148.8	113.2
Environmental	7.7	11.2
Product liability	20.1	23.3
Product warranties	34.7	34.6
Insurance	11.9	10.7
Customer related	27.0	12.9
Interest	10.3	11.7
Dividends payable to minority shareholders	10.9	10.9
Retirement related	38.0	38.5
Current deferred income taxes, net	3.3	0.4
Other	54.0	41.3
Total accounts payable and accrued expenses	$993.0	$843.4
Other non-current liabilities:
Environmental	$7.8	$8.8
Product warranties	35.4	25.4
Deferred income taxes, net	102.1	108.0
Product liability accrual	19.5	16.6
Self-insurance	7.0	8.7
Lease residual value	6.0	6.0
Employee costs	7.6	8.5
Cross currency swaps	33.7	5.5
Deferred revenue	23.6	21.2
Other	119.9	72.7
Total other non-current liabilities	$362.6	$281.4

(a) Bad debt allowance:	2007	2006	2005
Beginning balance	$(7.8)	$(8.3)	$(10.9)
Acquisitions	-	(0.1)	(3.0)
Provision	0.3	(0.8)	(2.4)
Write-offs	3.0	2.0	6.8
Currency translation	(0.7)	(0.6)	1.2
Ending balance	$(5.2)	$(7.8)	$(8.3)

Interest costs capitalized during 2007 and 2006 were $9.6 million and $8.5 million, respectively. As of December 31, 2007 and December 31, 2006, accounts payable of $45.8 million and $36.0 million, respectively, were related to property, plant and equipment purchases.  As of December 31, 2007 and December 31, 2006, specific assets of $16.5 million and $21.3 million, respectively, were pledged as collateral under certain of the Company’s long-term debt agreements.

NSK-Warner

The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components.  The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting.  NSK-Warner has a fiscal year-end of March 31.  The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.  NSK-Warner is the joint venture partner with a 40% interest in the Drivetrain Group’s South Korean subsidiary, BorgWarner Transmission Systems Korea Inc.  Dividends received from NSK-Warner were $15.7 million, $41.1 million and $12.7 million in 2007, 2006 and 2005, respectively.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended November 30, 2007, 2006 and 2005 (unaudited):

millions of dollars	2007	2006	2005
Balance sheets:
Current assets	$304.6	$256.8	$236.7
Non-current assets	164.3	136.8	168.7
Current liabilities	148.8	128.6	120.8
Non-current liabilities	22.9	19.7	18.4
Statements of operations:
Net sales	$552.1	$535.4	$471.8
Gross profit	122.7	111.6	94.5
Net income	69.4	54.7	55.6

The equity of NSK-Warner as of November 30, 2007 was $297.1 million, there was no debt and their cash and securities were $111.2 million.

Purchases from NSK-Warner for the years ended December 31, 2007, 2006 and 2005 were $24.2 million, $23.0 million and $25.4 million, respectively.

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

NOTE 7
GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2005, 2006 and 2007 are as follows:

millions of dollars
Balance at January 1, 2005	$860.8
BERU acquisition - 69.4%	204.7
Translation adjustment	(35.7)
Balance at December 31, 2005	$1,029.8
Goodwill impairment	(0.2)
ETEC acquisition	21.9
Translation adjustment	35.0
Balance at December 31, 2006	$1,086.5
BERU acquisition - 12.8%	48.7
Translation adjustment	33.0
Balance at December 31, 2007	$1,168.2

The Company’s other intangible assets, primarily from acquisitions, are valued based on independent appraisals and consist of the following:

	December 31, 2007			December 31, 2006
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
millions of dollars	Amount	Amortization	Amount	Amount	Amortization	Amount
Amortized intangible assets
Patented technology	$13.8	$2.9	$10.9	$10.5	$1.8	$8.7
Unpatented technology	6.5	1.5	5.0	5.7	0.7	5.0
Customer relationships	100.8	22.9	77.9	80.0	12.6	67.4
Distribution network	45.6	23.2	22.4	34.8	13.9	20.9
Miscellaneous	14.7	11.9	2.8	14.7	11.9	2.8
Total amortized intangible assets	181.4	62.4	119.0	145.7	40.9	104.8
Unamortized trade names	20.4	-	20.4	15.6	-	15.6
Total intangible assets	$201.8	$62.4	$139.4	$161.3	$40.9	$120.4

Amortization of other intangible assets was $21.5 million, $17.5 million and $31.7 million in 2007, 2006 and 2005, respectively.  The amortization totals include non-recurring charges directly attributable to acquisitions, as described in Note 19.  The estimated useful lives of the Company’s amortized intangible assets range from 4 to 12 years.  The Company utilizes the straight line method of amortization, recognized over the estimated useful lives of the assets.  The estimated future annual amortization expense, primarily for acquired intangible assets, is as follows: $21.2 million in 2008, $20.8 million in 2009, $13.2 million in 2010, $13.2 million in 2011 and $13.0 million in 2012.

A roll-forward of the gross carrying amounts for the years ended December 31, 2007 and 2006 is presented below:

millions of dollars	2007	2006
Beginning balance	$161.3	$124.9
Acquisitions	25.0	22.8
Translation adjustment	15.5	13.6
Ending balance	$201.8	$161.3

A roll-forward of accumulated amortization for the years ended December 31, 2007 and 2006 is presented below:

millions of dollars	2007	2006
Beginning balance	$40.9	$25.2
Provisions	19.4	17.5
Non-recurring charges	(2.1)	(3.5)
Translation adjustment	4.2	1.7
Ending balance	$62.4	$40.9

NOTE 8
PRODUCT WARRANTY

The changes in the carrying amount of the Company’s total product warranty liability for the years ended December 31, 2007 and 2006 were as follows:

millions of dollars	2007	2006
Beginning balance	$60.0	$44.0
Acquisition	-	0.1
Provisions	60.7	36.8
Payments	(54.9)	(26.4)
Translation adjustment	4.3	5.5
Ending balance	$70.1	$60.0

Contained within the 2007 provision is approximately $14 million for a warranty-related issue surrounding a product, built during a 15-month period in 2004 and 2005, that is no longer in production.

The product warranty liability is classified in the consolidated balance sheets as follows:

millions of dollars	2007	2006
Accounts payable and accrued expenses	$34.7	$34.6
Other non-current liabilities	35.4	25.4
Total product warranty liability	$70.1	$60.0

NOTE 9
NOTES PAYABLE AND LONG-TERM DEBT

Following is a summary of notes payable and long-term debt.  The weighted average interest rate on all borrowings outstanding as of December 31, 2007 and 2006 was 5.4% and 4.9%, respectively.

millions of dollars	2007		2006
December 31,	Current	Long-Term	Current	Long-Term
Bank borrowings and other	$30.0	$6.0	$131.8	$5.9
Term loans due through 2013 (at an average rate of
4.0% in 2007 and 3.0% in 2006)	33.7	18.8	19.9	23.1
5.75% Senior Notes due 11/01/16, net of unamortized discount (a)	-	149.1	-	149.0
6.50% Senior Notes due 02/15/09, net of unamortized discount (a)	-	136.5	-	136.4
8.00% Senior Notes due 10/01/19, net of unamortized discount (a)	-	133.9	-	133.9
7.125% Senior Notes due 02/15/29, net of unamortized discount	-	119.2	-	119.2
Carrying amount of notes payable and long-term debt	63.7	563.5	151.7	567.5
Impact of derivatives on debt	-	9.1	-	1.9
Total notes payable and long-term debt	$63.7	$572.6	$151.7	$569.4

(a) The Company entered into several interest rate swaps, which have the effect of converting $325.0 million of these fixed rate notes to variable rates as of December 31, 2007 and December 31, 2006. The weighted average effective interest rates for these borrowings, including the effects of outstanding swaps as noted in Note 10, were 5.0% and 4.5% as of December 31, 2007 and 2006, respectively.

Annual principal payments required as of December 31, 2007 are as follows (in millions of dollars):

2008	$63.7
2009	149.5
2010	3.5
2011	4.9
2012	1.8
After 2012	415.5
Total Payments	$638.9
Less: Unamortized Discounts	(2.6)
Total	$636.3

The Company has a multi-currency revolving credit facility, which provides for borrowings up to $600 million through July 2009.  At December 31, 2007 and December 31, 2006 there were no outstanding borrowings under the facility.  The credit agreement is subject to the usual terms and conditions applied by banks to an investment grade company.  The Company was in compliance with all covenants at December 31, 2007 and expects to be compliant in future periods.  At December 31, 2007 and 2006, the Company had outstanding letters of credit of $22.0 million and $27.0 million, respectively.  The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

As of December 31, 2007 and 2006, the estimated fair values of the Company’s senior unsecured notes totaled $572.4 million and $572.7 million, respectively.  The estimated fair values were $33.7 million higher in 2007 and $34.2 million higher in 2006 than their respective carrying values.  Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end.  The fair value estimates do not necessarily reflect the values the Company could realize in the current markets.

NOTE 10
FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, marketable securities, trade receivables, trade payables, and notes payable.  Due to the short-term nature of these instruments, the book value approximates fair value.  The Company’s financial instruments also include long-term debt, interest rate and currency swaps, commodity swap contracts, and foreign currency forward contracts.  All derivative contracts are placed with counterparties that have a credit rating of “A-” or better.

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

A summary of these instruments outstanding at December 31, 2007 follows (currency in millions):
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

As of December 31, 2007, the fair values of the fixed to floating interest rate swaps were recorded as a non-current asset of $9.1 million and a corresponding increase in long-term debt of $9.1 million.  As of December 31, 2006, the fair values of the fixed to floating interest rate swaps were recorded as a non-current asset of $1.9 million and a corresponding increase in long-term debt of $1.9 million.  No hedge ineffectiveness was recognized in relation to fixed to floating swaps.  Fair values are based on quoted market prices for contracts with similar maturities.

As of December 31, 2007, the fair values of the cross currency swaps were recorded as a non-current liability of $33.7 million.  As of December 31, 2006, the fair values of the cross currency swaps were recorded as a non-current asset of $1.7 million and a non-current liability of $5.5 million.  Hedge ineffectiveness of $1.6 million was recognized as of December 31, 2007 in relation to cross currency swaps.  Fair values are based on quoted market prices for contracts with similar maturities.

The Company also entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted raw material and supplies purchases.  The primary purpose of the commodity price hedging activities is to manage the volatility associated with these forecasted purchases.  The Company primarily utilizes forward and option contracts, which are designated as cash flow hedges.  As of December 31, 2007, the Company had forward and option commodity contracts with a total notional value of $67.3 million.  As of December 31, 2007, the Company was holding commodity derivatives with positive and negative fair market values of $0.1 million and $(18.4) million, respectively, of which $0.1 million in gains and $(14.5) million in losses mature in less than one year.  To the extent that derivative instruments are deemed to be effective as defined by FAS 133, gains and losses arising from these contracts are deferred in other comprehensive income.  Such gains and losses will be reclassified into income as the underlying operating transactions are realized.  Gains and losses not qualifying for deferral treatment have been credited/charged to income as they are recognized.  As of December 31, 2006, the Company had forward and option commodity contracts with a total notional value of $19.1 million.  The fair market values of the forward contracts were negative ($2.0) million, of which $(1.9) million in losses mature in less than one year.  Gains and losses not qualifying for deferral associated with these contracts for December 31, 2007 were $(0.1) million.  At December 31, 2006, losses not qualifying for deferral were $(0.1) million.

The Company uses foreign exchange forward and option contracts to protect against exchange rate movements for forecasted cash flows for purchases, operating expenses or sales transactions designated in currencies other than the functional currency of the operating unit.  Most contracts mature in less than one year, however, certain long-term commitments are covered by forward currency arrangements to protect against currency risk through 2009.  Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for the operating units’ local currency.  At December 31, 2007, contracts were outstanding to buy or sell British Pounds Sterling, Euros, Hungarian Forints, Japanese Yen, Mexican Pesos, South Korean Won, Indian Rupee and U.S. Dollars.  To the extent that derivative instruments are deemed to be effective as defined by FAS 133, gains and losses arising from these contracts are deferred in other comprehensive income.  Such gains and losses will be reclassified into income as the underlying operating transactions are realized.  Any gains or losses not qualifying for deferral are credited/charged to income as they are recognized.  As of December 31, 2007, the Company was holding foreign exchange derivatives with a positive market value of $1.9 million, all maturing in less than one year.  Derivative contracts with negative value amounted to $(9.9) million, of which $(5.9) million matures in less than one year.  As of December 31, 2006, the Company was holding foreign exchange derivatives with a positive market value of $5.1 million, of which $4.5 million matures in less than one year.  Derivatives contracts with negative value amounted to $(0.1) million, all maturing in less than one year.  As of December 31, 2007, there were no gains or losses which did not qualify for deferral.  As of December 31, 2006, gains not qualifying for deferral amounted to $0.7 million.

NOTE 11
RETIREMENT BENEFIT PLANS

The Company sponsors various defined contribution savings plans primarily in the U.S. that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines.  Under specified conditions, the Company will make contributions to the plans and/or match a percentage of the employee contributions up to certain limits.  Total expense related to the defined contribution plans was $23.7 million in 2007 and 2006 and $23.1 million in 2005.

The Company has a number of defined benefit pension plans and other post employment benefit plans covering eligible salaried and hourly employees and their dependents.  The defined pension benefits provided are primarily based on (i) years of service and (ii) average compensation or a monthly retirement benefit amount.

The Company provides defined benefit pension plans in the U.S., U.K., Germany, Japan, South Korea, Italy, France and Mexico.  The other post employment benefit plans, which provide medical and life insurance benefits, are unfunded plans.  The pension and other post employment benefit plans in the U.S. have been closed to new employees since 1995.  The measurement date for all plans is December 31.

In September 2007, the Company made changes to its U.S. retiree medical program that impact certain non-union active employees with a future retiree benefit and current retirees participating in a health care plan.  These changes will become effective on January 1, 2009.  The effect of the changes to both groups is that most members will pay a higher percentage of the annual premium for Company-sponsored retiree medical coverage between ages 60 to 64, and neither group will receive Company-sponsored Medicare Supplemental coverage once entitled to Medicare.  Instead, certain active employees will receive a lump sum credit into a non-contributory cash balance pension plan earning interest each year.  Current retirees will receive an annual per member allowance toward the purchase of individual Medicare Supplemental coverage and for reimbursement of medical out-of-pocket expenses.

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

During fourth quarter 2006, the Company evaluated the competitiveness of its North American facilities, as well as its long-term capacity needs.  As a result, the Company will be closing the drivetrain plant in Muncie, Indiana and has adjusted the carrying values of other assets, primarily related to its four-wheel drive transfer case product line.  One of the impacts of this fourth quarter restructuring was the Company’s recognition of a $6.8 million pension curtailment expense.  See Note 18 for further details on the Company’s 2006 restructuring activities.

The following table summarizes the expenses for the Company’s defined contribution and defined benefit pension plans and the other post employment defined benefit plans.

millions of dollars	2007	2006	2005
Defined contribution expense	$23.7	$23.7	$23.1
Defined benefit pension expense	45.5	24.1	17.6
Other post employment benefit expense	(3.5)	47.2	48.8
Total	$65.7	$95.0	$89.5

The following provides a reconciliation of the plans’ benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

	Pension benefits
	2007		2006		Other post employment benefits
millions of dollars	US	Non-US	US	Non-US	2007	2006
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$305.1	$344.9	$316.1	$299.9	$513.6	$679.9
Service cost	2.0	10.9	2.5	12.8	5.5	10.8
Interest cost	18.2	15.9	16.7	14.1	28.2	31.0
Plan participants' contributions	-	0.3	-	0.3	-	-
Plan amendments	-	0.2	-	-	(49.7)	(66.5)
Curtailment/settlement (gain) loss	37.1	(4.7)	4.4	-	(46.4)	-
Actuarial (gain) loss	(11.1)	(34.0)	(9.5)	(7.9)	(44.5)	(105.4)
Currency translation	-	16.8	-	36.8	-	-
Other	-	0.8	-	2.6	-	-
Benefits paid	(24.4)	(16.0)	(25.1)	(13.7)	(33.6)	(36.2)
Projected benefit obligation at end of year	$326.9	$335.1	$305.1	$344.9	$373.1	$513.6

Change in plan assets:
Fair value of plan assets at beginning of year	$349.6	$175.0	$332.6	$138.9
Actual return on plan assets	13.1	12.5	42.1	11.0
Employer contribution	0.2	12.2	-	17.5
Plan participants' contribution	-	0.3	-	0.3
Currency translation	-	3.0	-	19.3
Other	-	-	-	1.7
Benefits paid	(24.4)	(16.0)	(25.1)	(13.7)
Fair value of plan assets at end of year	$338.5	$187.0	$349.6	$175.0

Funded status	$11.6	$(148.1)	$44.5	$(169.9)	$(373.1)	$(513.6)

Amounts recognized in the Consolidated
Balance Sheets consist of:
Non-current assets	$28.5	$0.3	$60.3	$0.1	$-	$-
Current liabilities	-	(5.7)	-	(4.8)	(32.3)	(33.7)
Non-current liabilities	(16.9)	(142.7)	(15.8)	(165.2)	(340.8)	(479.9)
Net amount recognized	$11.6	$(148.1)	$44.5	$(169.9)	$(373.1)	$(513.6)

Amounts recognized in accumulated other
comprehensive loss consist of:
Net actuarial loss	$72.2	$17.0	$68.8	$54.5	$158.8	$230.2
Net prior service cost (credit)	0.2	0.2	0.2	-	(104.8)	(72.9)
Net transition obligation	-	0.3	-	0.3	-	-
Net amount recognized	$72.4	$17.5	$69.0	$54.8	$54.0	$157.3

Total accumulated benefit obligation for all plans	$326.9	$322.4	$305.1	$327.1

The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

millions of dollars	2007	2006
Accumulated benefit obligation	$(542.9)	$(555.0)
Plan assets	390.2	387.0
Deficiency	$(152.7)	$(168.0)

Pension deficiency by country:
United States	$(16.9)	$(15.8)
United Kingdom	(7.0)	(19.7)
Germany	(111.1)	(115.4)
Other	(17.7)	(17.1)
Total pension deficiency	$(152.7)	$(168.0)

The weighted average asset allocations of the Company’s funded pension plans at December 31, 2007 and 2006, and target allocations by asset category are as follows:

			Target
	2007	2006	Allocation
U.S. Plans:
Cash, real estate and other	10%	12%	0-15%
Fixed income securities	36	32	25-45
Equity securities	54	56	45-65
	100%	100%

Non-U.S. Plans:
Cash, real estate and other	5%	2%	0-10%
Fixed income securities	35	34	30-40
Equity securities	60	64	60-70
	100%	100%

The Company’s investment strategy is to maintain actual asset weightings within a preset range of target allocations.  The Company believes these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payments.  Within each asset category, separate portfolios are maintained for additional diversification.  Investment managers are retained within each asset category to manage each portfolio against its benchmark.  Each investment manager has appropriate investment guidelines.  In addition, the entire portfolio is evaluated against a relevant peer group.  The defined benefit pension plans did not hold any Company securities as investments as of December 31, 2007 and 2006.  A portion of pension assets are invested in common and comingled trusts.

The Company expects to contribute a total of $10 million to $20 million into all of its defined benefit pension plans during 2008.

See the table below for a breakout between U.S. and non-U.S. pension plans:

millions of dollars	Pension benefits
For the year ended December 31,	2007		2006		2005		Other Post Employment Benefits
	US	Non-US	US	Non-US	US	Non-US	2007	2006	2005
Components of net periodic benefit cost:
Service cost	$2.0	$10.9	$2.5	$12.8	$2.6	$12.1	$5.5	$10.8	$7.9
Interest cost	18.2	15.9	16.7	14.1	16.9	13.7	28.2	31.0	30.6
Expected return on plan assets	(29.6)	(13.2)	(28.4)	(10.9)	(28.0)	(8.1)	-	-	-
Settlements, curtailments and other	37.1	0.7	6.8	-	-	-	(33.9)	-	-
Amortization of unrecognized prior service cost (benefit)	-	-	0.9	0.1	1.1	0.3	(17.7)	(15.8)	(2.4)
Amortization of unrecognized loss	2.0	1.5	6.4	2.6	4.7	2.3	14.4	21.2	12.7
Other	-	-	-	0.5	-	-	-	-	-
Net periodic benefit cost (benefit)	$29.7	$15.8	$4.9	$19.2	$(2.7)	$20.3	$(3.5)	$47.2	$48.8

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $2.1 million.  The estimated net loss and prior service credit for the other post employment plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $10.8 million and $(21.5) million, respectively.

The Company’s weighted-average assumptions used to determine the benefit obligations for its defined benefit pension and other post employment plans as of December 31, 2007 and 2006 were as follows:

percent	2007	2006
U.S. pension plans:
Discount rate	6.50	5.94
Rate of compensation increase	3.50	3.50

U.S. other post employment plans:
Discount rate	6.50	6.00
Rate of compensation increase	N/A	N/A

Non-U.S. pension plans:
Discount rate	5.42	4.68
Rate of compensation increase	3.10	2.95

The Company’s weighted-average assumptions used to determine the net periodic benefit cost (benefit) for its defined benefit pension and other post employment benefit plans for the three years ended December 31, 2007 were as follows:

percent	2007	2006	2005
U.S. pension plans
Discount rate	5.94	5.50	5.75
Rate of compensation increase	3.50	3.50	3.50
Expected return on plan assets	8.75	8.75	8.75

U.S. other post employment plans
Discount rate	6.00	5.50	5.75
Rate of compensation increase	N/A	N/A	N/A
Expected return on plan assets	N/A	N/A	N/A

Non-U.S. pension plans
Discount rate	4.68	4.43	5.04
Rate of compensation increase	2.95	2.95	3.36
Expected return on plan assets	7.09	7.10	6.63

The Company’s approach to establishing the discount rate is based upon the market yields of high-quality corporate bonds, with appropriate consideration of each plan’s defined benefit payment terms and duration of the liabilities.  The discount rate assumption is typically rounded up or down to the nearest 25 basis points for each plan.

The Company determines its expected return on plan asset assumptions by evaluating estimates of future market returns and the plans’ asset allocation.  The Company also considers the impact of active management of the plans’ invested assets.  The Company’s expected return on assets assumption reflects the asset allocation of each plan.  The Company’s assumed long-term rate of return on assets for its U.S. pension plans was 8.75% for 2007, 2006 and 2005.  The Company does not anticipate a change in the long-term rate of return on U.S. pension plan assets for 2008.  The Company’s assumed long-term rate of return on assets for its U.K. pension plan was 7.25% for 2007 and 2006 and 6.75% for 2005.  The Company does not anticipate a change in the long-term rate of return on U.K. pension plan assets for 2008.

The estimated future benefit payments for the pension and other post employment benefits are as follows:

	Pension Benefits		Other Post Employment Benefits
			w/o Medicare	With Medicare
millions of dollars			Part D	Part D
Year	U.S.	Non-U.S.	Reimbursements	Reimbursements
2008	$23.9	$14.4	$35.4	$32.3
2009	27.9	15.6	34.2	32.3
2010	28.1	15.0	36.3	34.4
2011	27.8	15.2	36.9	34.9
2012	27.6	16.0	36.3	34.3
2013-2017	130.4	92.5	167.1	156.5

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 7.25% and 8.75% in 2008 for pre-65 and post-65 participants, respectively, decreasing to 5% by the year 2011.  A one-percentage point change in the assumed health care cost trend would have the following effects:

	One Percentage Point
millions of dollars	Increase	Decrease

Effect on other post employment benefit obligation	$27.4	$(23.7)

Effect on total service and interest cost components	$2.2	$(1.9)

NOTE 12
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

Under the Company’s 1993 Stock Incentive Plan, the Company granted options to purchase shares of the Company's common stock at the fair market value on the date of grant.  The options vest over periods up to three years and have a term of ten years from date of grant.  As of December 31, 2003, there were no options available for future grants under the 1993 plan.  The 1993 plan expired at the end of 2003 and was replaced by the Company’s 2004 Stock Incentive Plan, which was amended at the Company’s 2006 Annual Stockholders Meeting, among other things, to increase the number of shares available for issuance under the plan.  Under the BorgWarner Inc. Amended and Restated 2004 Stock Incentive Plan (“2004 Stock Incentive Plan”), the number of shares authorized for grant is 10,000,000.  As of December 31, 2007, there were a total of 6.3 million outstanding options under the 1993 and 2004 Stock Incentive Plans.  As of December 31, 2007, there are 2.8 million shares available for future issuance under the 2004 Stock Incentive Plan.

Stock option compensation expense reduced income before income taxes and net earnings by $16.3 million and $11.9 million ($0.10 per basic and diluted share) and by $12.7 million and $9.4 million ($0.08 per basic and diluted share) for the years ended December 31, 2007 and 2006, respectively.  Stock option compensation expense affected both operating activities ($16.3 million and $12.7 million non-cash charge backs) and financing activities ($4.4 million and $3.3 million tax benefits) of the Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006, respectively.

Total unrecognized compensation cost related to nonvested stock options at December 31, 2007 is approximately $21.0 million.  This cost is expected to be recognized over the next 2.3 years.  On a weighted average basis, this cost is expected to be recognized over 0.9 year.

The following table illustrates the effect on the Company’s net earnings and net earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, for the applicable prior period presented:

millions, except per share amounts	2005
Net earnings as reported	$239.6

Add: Stock-based employee compensation expense included in net earnings, net of income tax	5.5

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income tax	(12.2)

Pro forma net earnings	$232.9

Earnings per share:
Basic - as reported	$2.11
Basic - pro forma	$2.05

Diluted - as reported	$2.09
Diluted - pro forma	$2.03

A summary of the plans’ shares under option at December 31, 2007, 2006 and 2005 is as follows:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value
	(thousands)	Price	Life (in years)	(in millions)

Outstanding at January 1, 2005	5,990	$16.62
Granted	1,936	29.04
Exercised	(1,426)	13.02		$22.3
Forfeited	(82)	15.72
Outstanding at December 31, 2005	6,418	$21.21	8.1	58.5

Granted	1,708	29.09
Exercised	(994)	16.33		13.6
Forfeited	(190)	25.00
Outstanding at December 31, 2006	6,942	$23.74	7.8	40.1

Granted	1,816	34.95
Exercised	(1,744)	20.52		36.4
Forfeited	(683)	24.48
Outstanding at December 31, 2007	6,331	$27.75	7.7	130.8

Options exerciseable at December 31, 2007	2,296	$21.04	6.1	$62.8

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted-average
Range of	Number outstanding	remaining contractual	Weighted-average	Number exercisable	Weighted-average
exercise prices	(thousands)	life (years)	exercise price	(thousands)	exercise price
$8.17 - 9.90	88	2.4	$9.10	88	$9.10
$12.07 - 16.52	733	4.7	$14.19	733	$14.19
$22.15 - 34.95	5,510	8.2	$29.85	1,475	$25.16
	6,331	7.7	$27.75	2,296	$21.04

The weighted average fair value at date of grant for options granted during 2007, 2006, and 2005 were $10.52, $8.91 and $7.32, respectively, and were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.82%	5.04%	4.07%
Dividend yield	0.97%	1.10%	1.09%
Volatility factor	28.64%	29.06%	27.02%
Weighted average expected life	4.7 years	4.8 years	4.0 years

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

Restricted Stock  Under the 2004 Stock Incentive Plan, the Company issues restricted shares of common stock to its non-employee directors that vest and become unrestricted shares ratably at the end of each year from the date of grant over a period of three years.  The market value of the Company’s common stock at the date of grant determines the value of the restricted stock.  The value of the awards is recorded as unearned compensation within capital in excess of par value in stockholders’ equity, and is amortized as compensation expense over the restriction periods.  The Company recognized compensation expense of $0.6 million, $0.6 million and $0.2 million in 2007, 2006 and 2005, respectively, related to restricted stock.

A summary of the status of the Company’s nonvested restricted stock at December 31, 2007, 2006 and 2005 follows:

	Shares Subject to	Weighted
	Restriction	Average
	(thousands)	Price

Nonvested at January 1, 2005	12.8	$22.28
Granted	32.2	29.04
Vested	(5.6)	22.28
Nonvested at December 31, 2005	39.4	$27.81

Granted	22.7	29.09
Vested	(21.6)	27.62
Forfeited	(3.8)	29.09
Nonvested at December 31, 2006	36.7	$28.58

Granted	8.6	38.24
Vested	(17.8)	28.05
Nonvested at December 31, 2007	27.5	$31.95

Stock Compensation Plans  The 2004 Stock Incentive Plan provides for awarding of performance shares to members of senior management at the end of successive three-year periods based on the Company's performance in terms of total shareholder return relative to a peer group of automotive companies.  Awards earned are payable 40% in cash and 60% in the Company's common stock.  The amounts expensed under the plan and the share issuances for the three-year measurement periods ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Expense ($ millions)	$17.1	$2.2	$8.8
Number of shares*	197,052	78,170	100,550

* Shares are issued in February of the following year.

NOTE 13
OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, in the Consolidated Balance Sheets are as follows:

millions of dollars	2007	2006
Foreign currency translation adjustments, net	$252.4	$96.5
Market value of hedge instruments, net	(38.9)	0.1
Unrealized gain (loss) on available-for-sale securities, net	1.4	1.5
Defined benefit post employment plans, net	(87.8)	(158.4)
Accumulated other comprehensive income (loss)	$127.1	$(60.3)

The changes in the components of other comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity are as follows:

millions of dollars	2007	2006	2005
Foreign currency translation adjustments	$155.9	$94.2	$(97.4)
Market value change of hedge instruments	(56.7)	(4.4)	(1.1)
Income taxes	17.7	1.6	0.8
Net foreign currency translation and hedge instruments adjustment	116.9	91.4	(97.7)

Unrealized gain (loss) on available-for-sale securities	(0.1)	1.9	(0.4)
Income taxes	-	(0.1)	0.1
Net unrealized gain (loss) on available-for-sale securities	(0.1)	1.8	(0.3)

Defined benefit post employment plans	133.2	28.9	(45.7)
Income taxes	(62.6)	(10.8)	15.4
Net defined benefit post employment plans	70.6	18.1	(30.3)

Other comprehensive income (loss)	$187.4	$111.3	$(128.3)

NOTE 14
CONTINGENCIES

In the normal course of business, the Company and its subsidiaries are parties to various commercial and legal claims, actions and complaints, including matters involving warranty claims, intellectual property claims, general liability and various other risks.  It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these commercial and legal matters or, if not, what the impact might be.  The Company’s environmental and product liability contingencies are discussed separately below.  The Company’s management does not expect that the results of these commercial and legal claims, actions and complaints will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Environmental

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (“PRPs”) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (“Superfund”) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 34 such sites.  Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

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

Based on information available to the Company (which in most cases includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation and consulting costs; remediation alternatives; estimated legal fees; and other factors), the Company has established an accrual for indicated environmental liabilities with a balance at December 31, 2007 of $14.5 million.  Excluding the Crystal Springs site discussed below for which $4.9 million has been accrued, the Company has accrued amounts that do not exceed $3.0 million related to any individual site and management does not believe that the costs related to any of these other individual sites will have a material adverse effect on the Company’s results of operations, cash flows or financial condition.  The Company expects to pay out substantially all of the $14.5 million accrued environmental liability over the next three to five years.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities, then unknown to the Company, relating to the past operations of Kuhlman Electric.  The liabilities at issue result from operations of Kuhlman Electric that pre-date the Company’s acquisition of Kuhlman Electric’s parent company, Kuhlman Corporation, in 1999.  During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant.  The Company is continuing to work with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate and remediate to the extent necessary, if any, historical contamination at the plant and surrounding area.  Kuhlman Electric and others, including the Company, were sued in numerous related lawsuits, in which multiple claimants alleged personal injury and property damage.  In 2005, the Company and other defendants, including the Company’s subsidiary, Kuhlman Corporation, entered into settlements that resolved approximately 99% of the then known personal injury and property damage claims relating to the alleged environmental contamination.  Those settlements involved payments by the defendants of $28.5 million in the second half of 2005 and $15.7 million in the first quarter of 2006, in exchange for, among other things, dismissal with prejudice of these lawsuits.

In December 2007, a lawsuit was filed against Kuhlman Electric and others, including the Company, on behalf of approximately 209 plaintiffs, alleging personal injury relating to the alleged environmental contamination.  Given the early stage of the litigation, the Company cannot make any prediction as to the outcome but its current intention is to vigorously defend against the suit.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143 (“FIN 47”), which requires the Company to recognize legal obligations to perform asset retirements in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Certain government regulations require the removal and disposal of asbestos from an existing facility at the time the facility undergoes major renovations or is demolished.  The liability exists because the facility will not last forever, but it is conditional on future renovations (even if there are no immediate plans to remove the materials, which pose no health or safety hazard in their current condition).  Similarly, government regulations require the removal or closure of underground storage tanks (“USTs”) when their use ceases, the disposal of polychlorinated biphenyl (“PCB”) transformers and capacitors when their use ceases, and the disposal of used furnace bricks and liners, and lead-based paint in conjunction with facility renovations or demolition.  The Company currently has 17 manufacturing locations that have been identified as containing these items.  The fair value to remove and dispose of this material has been estimated and recorded at $1.0 million as of December 31, 2007 and 2006, respectively.

Product Liability

Like many other industrial companies who have historically operated in the U.S., the Company (or parties the Company is obligated to indemnify) continues to be named as one of many defendants in asbestos-related personal injury actions.  Management believes that the Company’s involvement is limited because, in general, these claims relate to a few types of automotive friction products that were manufactured many years ago and contained encapsulated asbestos.  The nature of the fibers, the encapsulation and the manner of use lead the Company to believe that these products are highly unlikely to cause harm.  As of December 31, 2007, the Company had approximately 42,000 pending asbestos-related product liability claims.  Of these outstanding claims, approximately 32,000 are pending in just three jurisdictions, where significant tort reform activities are underway.

The Company’s policy is to aggressively defend against these lawsuits and the Company has been successful in obtaining dismissal of many claims without any payment.  The Company expects that the vast majority of the pending asbestos-related product liability claims where it is a defendant (or has an obligation to indemnify a defendant) will result in no payment being made by the Company or its insurers.  In 2007, of the approximately 4,400 claims resolved, only 194 (4.4%) resulted in any payment being made to a claimant by or on behalf of the Company.  In 2006, of the approximately 27,000 claims resolved, only 169 (0.6%) resulted in any payment being made to a claimant by or on behalf of the Company.

Prior to June 2004, the settlement and defense costs associated with all claims were covered by the Company’s primary layer insurance coverage, and these carriers administered, defended, settled and paid all claims under a funding arrangement.  In June 2004, primary layer insurance carriers notified the Company of the alleged exhaustion of their policy limits.  This led the Company to access the next available layer of insurance coverage.  Since June 2004, secondary layer insurers have paid asbestos-related litigation defense and settlement expenses pursuant to a funding arrangement.  To date, the Company has paid $30.3 million in defense and indemnity in advance of insurers’ reimbursement and has received $9.7 million in cash from insurers.  The outstanding balance of $20.6 million is expected to be fully recovered.  Timing of the recovery is dependent on final resolution of the declaratory judgment action referred to below.  At December 31, 2006, insurers owed $11.7 million in association with these claims.

At December 31, 2007, the Company has an estimated liability of $39.6 million for future claims resolutions, with a related asset of $39.6 million to recognize the insurance proceeds receivable by the Company for estimated losses related to claims that have yet to be resolved.  Insurance carrier reimbursement of 100% is expected based on the Company’s experience, its insurance contracts and decisions received to date in the declaratory judgment action referred to below.  At December 31, 2006, the comparable value of the insurance receivable and accrued liability was $39.9 million.

The amounts recorded in the Condensed Consolidated Balance Sheets related to the estimated future settlement of existing claims are as follows:

millions of dollars	2007	2006
Assets:
Prepayments and other current assets	$20.1	$23.3
Other non-current assets	19.5	16.6
Total insurance receivable	$39.6	$39.9

Liabilities:
Accounts payable and accrued expenses	$20.1	$23.3
Other non-current liabilities	19.5	16.6
Total accrued liability	$39.6	$39.9

The Company cannot reasonably estimate possible losses, if any, in excess of those for which it has accrued, because it cannot predict how many additional claims may be brought against the Company (or parties the Company has an obligation to indemnify) in the future, the allegations in such claims, the possible outcomes, or the impact of tort reform legislation that may be enacted at the State or Federal levels.

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

Although it is impossible to predict the outcome of pending or future claims or the impact of tort reform legislation that may be enacted at the State or Federal levels, due to the encapsulated nature of the products, the Company’s experiences in aggressively defending and resolving claims in the past, and the Company’s significant insurance coverage with solvent carriers as of the date of this filing, management does not believe that asbestos-related product liability claims are likely to have a material adverse effect on the Company’s results of operations, cash flows or financial condition.

NOTE 15
LEASES AND COMMITMENTS

Certain assets are leased under long-term operating leases.  These include production equipment at one plant, rent for the corporate headquarters and an airplane.  Most leases contain renewal options for various periods.  Leases generally require the Company to pay for insurance, taxes and maintenance of the leased property.  The Company leases other equipment such as vehicles and certain office equipment under short-term leases.  Total rent expense was $29.8 million in 2007, $22.4 million in 2006, and $21.9 million in 2005.  The Company does not have any material capital leases.

The Company has guaranteed the residual values of certain leased production equipment at one of its facilities.  The guarantees extend through the maturity of the underlying lease, which is in September 2008.  In the event the Company exercises its option not to purchase the production equipment, the Company has guaranteed a residual value of $12.2 million.  The Company has accrued $6.0 million as an expected loss on this guarantee, which is expected to be paid in 2008.

Future minimum operating lease payments at December 31, 2007 were as follows:

millions of dollars
2008	$26.7	(a)
2009	8.7
2010	5.6
2011	5.0
2012	4.9
After 2012	13.7
Total minimum lease payments	$64.6

(a) 2008 includes $12.2 million for the guaranteed residual value of production equipment with a lease that expires in 2008.

NOTE 16
STOCK SPLIT

On November 14, 2007, the Company’s Board of Directors approved a two-for-one stock split effected in the form of a stock dividend on its common stock.  To implement this stock split, shares of common stock were issued on December 17, 2007 to stockholders of record as of the close of business on December 6, 2007.  All prior year share and per share amounts disclosed in this document have been restated to reflect the two-for-one stock split.

NOTE 17
EARNINGS PER SHARE

Earnings per share of common stock outstanding were computed as follows:

in millions except per share amounts	2007	2006	2005
Basic earnings per share:
Net earnings	$288.5	$211.6	$239.6
Average shares of common stock outstanding	116.002	114.806	113.416
Basic earnings per share of common stock	$2.49	$1.84	$2.11

Diluted earnings per share:
Net earnings	$288.5	$211.6	$239.6
Average shares of common stock outstanding	116.002	114.806	113.416
Effect of dilutive securities	1.838	1.136	1.380
Average shares of common stock outstanding
including dilutive shares	117.840	115.942	114.796
Diluted earnings per share of common stock	$2.45	$1.83	$2.09

NOTE 18
RESTRUCTURING

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

During the fourth quarter of 2006, the Company recorded restructuring expense associated with closing the drivetrain plant in Muncie, Indiana and adjusted the carrying values of other assets primarily related to its four-wheel drive transfer case product line.  Production activity at the Muncie facility is scheduled to cease no later than the expiration of the current labor contract in 2009.  The Company recorded employee related costs of $14.8 million, asset impairments of $51.6 million and pension curtailment expense of $6.8 million in the fourth quarter of 2006.  The expenses broken out by segment were as follows: Engine $5.9 million and Drivetrain $67.3 million.

Estimates of restructuring expense are based on information available at the time such charges are recorded.  Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially recorded.  Accordingly, the Company may record revisions of previous estimates by adjusting previously established reserves.

The table below summarizes accrual activity for employee related costs related to the Company’s previously announced restructuring actions for the year ended December 31, 2007 (in millions):

Employee
Related Costs
Balance at December 31, 2006	$16.2
Cash payments	(6.1)
Balance at March 31, 2007	10.1
Cash payments	(0.9)
Balance at June 30, 2007	9.2
Cash payments	-
Balance at September 30, 2007	9.2
Cash payments	(0.1)
Balance at December 31, 2007	$9.1

Future cash payments for these restructuring activities are expected to be complete by the end of 2009.

NOTE 19
RECENT ACQUISITIONS

In the first quarter of 2005, the Company acquired approximately 69.4% of the outstanding shares of BERU, headquartered in Ludwigsburg, Germany, primarily from the Carlyle Group and certain family shareholders at a gross cost of $554.8 million, or $477.2 million net of cash acquired (“the BERU Acquisition”).  BERU is a leading global automotive supplier of: diesel cold starting technology (glow plugs and instant starting systems); gasoline ignition technology (spark plugs and ignition coils); and electronic and sensor technology (tire pressure sensors, diesel cabin heaters and selected sensors).  The operating results of BERU have been reported within the Engine segment from the date of the acquisition.  The Company considers the BERU Acquisition to be material to the results of operations, financial position and cash flows from the date of acquisition through December 31, 2007.

In the fourth quarter of 2007, the Company acquired approximately 12.8% of the outstanding shares of BERU.  The purchase price paid for these shares was $138.8 million, including transaction fees.  In connection with the purchase, the Company recorded fair value of identified intangible assets and beginning inventory of $28.5 million.  Of this total, $2.1 million, net of tax, of in process R&D, order backlog and beginning inventory were immediately written off in the selling, general, and administrative line in the Consolidated Statement of Operations.  Net liabilities of $1.0 million and goodwill of $48.7 million were also recorded.  The Company also recorded a reduction in the minority interest of BERU of $62.6 million.

As the result of the additional purchase of shares, the Company notified the board of BERU in December 2007 that it intends to pursue a Domination and Profit Sharing agreement in 2008, as allowed under the German Securities Trading Act, Section 15.

The Company acquired the ETEC product lines from Eaton as of the close of business for the quarter ended September 30, 2006 for $63.7 million, net of cash acquired.  The operating results of ETEC have been reported within the Drivetrain segment since its acquisition.

NOTE 20
REPORTING SEGMENTS AND RELATED INFORMATION

The Company’s business is comprised of two reporting segments: Engine and Drivetrain.  These segments are strategic business groups, which are managed separately as each represents a specific grouping of automotive components and systems.  Effective January 1, 2006, the Company assigned an operating facility previously reported in the Engine segment to the Drivetrain segment due to changes in the facility’s product mix.  The Company allocates resources to each segment based upon the projected after-tax return on invested capital

(“ROIC”) of its business initiatives.  The ROIC is comprised of projected earnings before interest and income taxes (“EBIT”) adjusted for income taxes compared to the projected average capital investment required.

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

The Company believes that EBIT is useful to demonstrate the operational profitability of its segments by excluding interest and income taxes, which are generally accounted for across the entire Company on a consolidated basis.  EBIT is also one of the measures used by the Company to determine resource allocation within the Company.  Although the Company believes that EBIT enhances understanding of our business and performance, it should not be considered an alternative to, or more meaningful than, net earnings or cash flows from operations as determined in accordance with GAAP.

The following tables show net sales and segment earnings before interest and income taxes for the Company’s reporting segments.

Reporting Segments
	Net sales			Earnings
				before			Long-lived
		Inter-		interest	Year-end	Depr./	asset
millions of dollars	Customers	segment	Net	and taxes	assets (d)	amort.	expenditures (b)
2007
Engine	$3,729.8	$31.5	$3,761.3	$418.0	$3,357.9	$148.9	$195.6
Drivetrain	1,598.8	-	1,598.8	118.1	1,294.2	108.2	103.2
Inter-segment eliminations	-	(31.5)	(31.5)	-	-	-	-
Total	5,328.6	-	5,328.6	536.1	4,652.1	257.1	298.8
Corporate(a)	-	-	-	(71.0)	306.4	7.5	4.9
Consolidated	$5,328.6	$-	$5,328.6	$465.1	$4,958.5	$264.6	$303.7	(c)
Interest expense and finance charges				$34.7
Earnings before income taxes				430.4
Provision for income taxes				113.9
Minority interest, net of tax				28.0
Net earnings				$288.5

	Net sales			Earnings
				before			Long-lived
		Inter-		interest	Year-end	Depr./	asset
millions of dollars	Customers	segment	Net	and taxes	assets (d)	amort.	expenditures (b)
2006
Engine	$3,124.0	$30.9	$3,154.9	$365.8	$3,103.1	$166.7	$165.1
Drivetrain	1,461.4	-	1,461.4	90.6	1,191.0	84.1	84.7
Inter-segment eliminations	-	(30.9)	(30.9)	-	-	-	-
Total	4,585.4	-	4,585.4	456.4	4,294.1	250.8	249.8
Corporate(a)	-	-	-	(61.2)	289.9	5.8	12.9
Consolidated	$4,585.4	$-	$4,585.4	$395.2	$4,584.0	$256.6	$262.7	(c)
Restructuring expense				$84.7
Interest expense and finance charges				40.2
Earnings before income taxes				$270.3
Provision for income taxes				32.4
Minority interest, net of tax				26.3
Net earnings				$211.6

	Net sales			Earnings
				before			Long-lived
		Inter-		interest	Year-end	Depr./	asset
millions of dollars	Customers	segment	Net	and taxes	assets (d)	amort.	expenditures (b)
2005
Engine	$2,820.9	$34.5	$2,855.4	$346.9	$2,925.5	$170.1	$201.3
Drivetrain	1,472.9	-	1,472.9	105.2	1,081.8	75.1	76.0
Inter-segment eliminations	-	(34.5)	(34.5)	-	-	-	-
Total	4,293.8	-	4,293.8	452.1	4,007.3	245.2	277.3
Corporate(a)	-	-	-	(55.3)	82.1	10.3	19.5
Consolidated	$4,293.8	$-	$4,293.8	$396.8	$4,089.4	$255.5	$296.8	(c)
Litigation settlement expense				$45.5
Interest expense and finance charges				37.1
Earnings before income taxes				$314.2
Provision for income taxes				55.1
Minority interest, net of tax				19.5
Net earnings				$239.6

(a)
Corporate assets, including equity in affiliates’, are net of trade receivables securitized and sold to third parties, and include cash, deferred income taxes and investments and advances. EBIT includes Equity in Affiliates Earnings, net of tax.

(b)		Long-lived asset expenditures include capital expenditures and tooling outlays.

(c)
Amounts differ from those shown on Consolidated Statement of Cash Flows for 2007, 2006 and 2005 by $(9.8) million, $(5.6) million and $4.3 million, respectively, related to expenditures which are included in accounts payable.

(d)
Year-end asset totals include goodwill as follows: Engine segment for 2007, 2006 and 2005: $902.2 million, $823.5 million and $895.7 million, respectively; and Drivetrain segment for 2007, 2006 and 2005: $266.0 million, $263.0 million and $134.1 million, respectively. In addition to acquisitions, the changes in the carrying amount of goodwill included translations adjustments for the Engine segment of $30.0 million, $33.6 million, and $(35.2) million, respectively, for each of the years in the period ended December 31, 2007. Translation adjustments for the Drivetrain segment were not significant. Pursuant to the Company's assignment of an operating facility previously reported in the Engine segment, goodwill of $105.9 million has been reclassified to the Drivetrain segment during 2006.

Geographic Information

No country outside the U.S., other than Germany, Hungary and South Korea, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer.  Also, the Company’s 50% equity investment in NSK-Warner (see Note 6) amounting to $152.2 million, $157.7 million and $175.3 million at December 31, 2007, 2006 and 2005, respectively, are excluded from the definition of long-lived assets, as are goodwill and certain other non-current assets.

	Net sales			Long-lived assets
millions of dollars	2007	2006	2005	2007	2006	2005
United States	$1,827.5	$1,819.4	$1,929.6	$556.9	$603.3	$661.8
Europe:
Germany	1,802.8	1,567.0	1,405.7	554.6	534.0	457.4
Hungary	302.2	230.7	193.9	42.2	27.9	25.0
Other Europe	687.7	454.2	358.7	243.8	167.4	125.6
Total Europe	2,792.7	2,251.9	1,958.3	840.6	729.3	608.0

South Korea	280.3	224.3	160.3	74.9	56.0	41.7
Other foreign	428.1	289.8	245.6	136.7	100.3	89.6
Total	$5,328.6	$4,585.4	$4,293.8	$1,609.1	$1,488.9	$1,401.1

Sales to Major Customers

Consolidated sales included sales to Volkswagen of approximately 15%, 13%, and 13%; to Ford of approximately 12%, 13%, and 16%; and to Daimler of approximately 6%, 11%, and 12% for the years ended December 31, 2007, 2006 and 2005, respectively.  Daimler divested Chrysler in 2007.  Both of the Company’s reporting segments had significant sales to all three of the customers listed above.  Accounts receivable from these customers at December 31, 2007 comprised approximately 23% of total accounts receivable.  Such sales consisted of a variety of products to a variety of customer locations and regions.  No other single customer accounted for more than 10% of consolidated sales in any year of the periods presented.

Sales by Product Line

Sales of turbochargers for light-vehicles represented approximately 21%, 18%, and 16% of the Company’s total revenues for 2007, 2006 and 2005, respectively.  The Company currently supplies light-vehicle turbochargers to many OEMs including Volkswagen, Renault, PSA, Daimler, Hyundai, Fiat and BMW.

Sales of rear-wheel drive based transfer cases and components represented approximately 9%, 10% and 12% of the Company’s total revenues for 2007, 2006 and 2005, respectively.  The Company supplies rear-wheel drive transfer cases to many OEMs including Ford, General Motors, Hyundai and Volkswagen.

Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2007 and 2006 interim results of operations.  Certain 2007 and 2006 quarterly amounts have been reclassified to conform to the annual presentation.

millions of dollars, except per share amounts	2007					2006
Quarter ended	Mar-31	Jun-30	Sep-30	Dec-31	Year	Mar-31	Jun-30	Sep-30	Dec-31	Year
Net sales	$1,277.8	$1,364.3	$1,313.6	$1,372.9	$5,328.6	$1,155.2	$1,168.7	$1,059.8	$1,201.7	$4,585.4
Cost of sales	1,061.9	1,116.7	1,084.9	1,115.2	4,378.7	931.9	937.6	876.5	989.5	3,735.5
Gross profit	215.9	247.6	228.7	257.7	949.9	223.3	231.1	183.3	212.2	849.9
Selling, general and administrative expenses	126.7	135.2	134.1	135.9	531.9	129.5	124.3	116.8	127.5	498.1
Restructuring expense	-	-	-	-	-	-	-	11.5	73.2	84.7
Other (income) expense	(0.7)	(1.2)	(3.7)	(1.2)	(6.8)	(0.5)	(0.7)	(5.6)	(0.7)	(7.5)
Operating income	89.9	113.6	98.3	123.0	424.8	94.3	107.5	60.6	12.2	274.6
Equity in affiliate earnings, net of tax	(9.2)	(8.8)	(9.9)	(12.4)	(40.3)	(10.0)	(8.5)	(7.8)	(9.6)	(35.9)
Interest expense and finance charges	8.9	9.3	8.4	8.1	34.7	9.4	9.9	9.5	11.4	40.2
Income before income taxes and minority interest	90.2	113.1	99.8	127.3	430.4	94.9	106.1	58.9	10.4	270.3
Provision (benefit) for income taxes	24.4	30.5	10.9	48.1	113.9	26.6	29.7	13.9	(37.8)	32.4
Minority interest, net of tax	7.4	6.9	5.7	8.0	28.0	7.0	6.2	5.8	7.3	26.3
Net earnings	$58.4	$75.7	$83.2	$71.2	$288.5	$61.3	$70.2	$39.2	$40.9	$211.6

Earnings per share – basic	$0.50	$0.65	$0.72	$0.61	$2.49	$0.54	$0.61	$0.34	$0.35	$1.84
Earnings per share – diluted	$0.50	$0.64	$0.70	$0.60	$2.45	$0.53	$0.61	$0.34	$0.35	$1.83

Selected Financial Data

millions of dollars, except share and per share data
For the Year Ended December 31,
Statement of Operations Data	2007 (a)	2006 (a)	2005 (a)	2004	2003
Net sales	$5,328.6	$4,585.4	$4,293.8	$3,525.3	$3,069.2
Cost of sales	4,378.7	3,735.5	3,440.0	2,874.2	2,482.5
Gross profit	949.9	849.9	853.8	651.1	586.7
Selling, general and administrative expenses	531.9	498.1	495.9	339.0	316.9
Other (income) expense	(6.8)	(7.5)	34.8	3.0	(0.1)
Restructuring expense	-	84.7	-	-	-
Operating income	424.8	274.6	323.1	309.1	269.9
Equity in affiliates' earnings, net of tax	(40.3)	(35.9)	(28.2)	(29.2)	(20.1)
Interest expense, net	34.7	40.2	37.1	29.7	33.3
Earnings before income taxes and minority interest	430.4	270.3	314.2	308.6	256.7
Provision for income taxes	113.9	32.4	55.1	81.2	73.2
Minority interest, net of tax	28.0	26.3	19.5	9.1	8.6
Net earnings	$288.5	$211.6	$239.6	$218.3	$174.9

Earnings per share - basic	$2.49	$1.84	$2.11	$1.95	$1.62
Average shares outstanding (thousands) - basic	116,002	114,806	113,416	111,744	108,232

Earnings per share - diluted	$2.45	$1.83	$2.09	$1.93	$1.60
Average shares outstanding (thousands) - diluted	117,840	115,942	114,796	113,074	109,208

Cash dividend declared and paid per share	$0.34	$0.32	$0.28	$0.25	$0.18

Balance Sheet Data
Total assets	$4,958.5	$4,584.0	$4,089.4	$3,529.1	$3,140.5
Total debt	636.3	721.1	740.5	584.5	655.5

(a) Results include BERU, acquired in the first quarter of 2005.